As filed with the Securities and Exchange Commission on April 27, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Avista Public Acquisition Corp. II*

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands*	6770	98-1584818
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

65 East 55th Street, 18th Floor

New York, NY 10022

Telephone: 212-603-5500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ben Silbert

General Counsel and Secretary

Avista Public Acquisition Corp. II

65 East 55th Street, 18th Floor

New York, NY 10022

Telephone: (212)-593-6900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jaclyn L. Cohen Raymond O. Gietz Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000	Charles S. Berkman Chief Legal Officer OmniAb, Inc. 5980 Horton Street, Suite 405 Emeryville, CA Tel: (510) 250-7800	Matthew T. Bush R. Scott Shean Anthony A. Gostanian Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 Tel: (858) 523-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus/information statement have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

*

Prior to the consummation of the Merger described herein, Avista Public Acquisition Corp. II (“APAC”) intends to effect a deregistration under Section 206 of the Companies Act (As Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which APAC’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “OmniAb, Inc.” upon the consummation of the Domestication. As used herein, “New OmniAb” refers to APAC after the Domestication, including after such change of name.

EXPLANATORY NOTE

Avista Public Acquisition Corp. II. (“APAC”) is filing this registration statement on Form S-4 to register shares of its common stock, par value $0.0001 per share, that will be issued in connection with the merger of Orwell Merger Sub Inc. (“Merger Sub”), which is a wholly owned subsidiary of APAC, with and into OmniAb, Inc. (“OmniAb”), which is currently a wholly owned subsidiary of Ligand Pharmaceuticals Incorporated (“Ligand”), with OmniAb surviving the merger as a wholly owned subsidiary of APAC. Pursuant to the instructions on Form S-4, the proxy statement/prospectus/information statement which forms a part of this registration statement is also deemed filed pursuant to APAC’s obligations under Regulation 14A in connection with APAC’s extraordinary general meeting to approve the issuance of APAC common stock in connection with the merger and related proposals described herein. In addition, OmniAb will file a registration statement on Form 10 to register shares of its common stock, par value $0.001 per share, which will be distributed to Ligand stockholders pursuant to a spin-off in connection with the merger. In the spin-off, all of Ligand’s stockholders would receive a pro rata number of shares of OmniAb common stock. Upon distribution, the OmniAb common stock will be immediately converted into shares of APAC common stock in the merger, following APAC’s domestication as a Delaware corporation.

The information in this preliminary proxy statement/prospectus/information statement is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus/information statement until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus/information statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED APRIL 27, 2022

AVISTA PUBLIC ACQUISITION CORP. II

A Cayman Islands Exempted Company

(Company Number 306402)

65 East 55th Street, 18th Floor

New York, NY 10022

Dear Avista Public Acquisition Corp. II Shareholders:

You are cordially invited to attend an extraordinary general meeting (the “extraordinary general meeting”) of Avista Public Acquisition Corp. II., a Cayman Islands exempted company (“APAC”), at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, NY 10153, at [●], Eastern Time, on [●], 2022, or at such other time and place to which the meeting may be adjourned. Rather than attending in person, we encourage you to attend via live webcast at [●].

At the extraordinary general meeting, APAC shareholders will be asked to consider and vote upon a proposal, which is called the “Business Combination Proposal” and described in further detail below, to approve the business combination between APAC and OmniAb, Inc. (“OmniAb”), a Delaware corporation that will own and operate the antibody discovery business of Ligand Pharmaceuticals Incorporated, a Delaware corporation and currently the parent company of OmniAb (“Ligand”). The business combination will be effected by the transaction steps set forth in the Agreement and Plan of Merger, dated as of March 23, 2022 (as the same may be amended, the “Merger Agreement”), by and among Ligand, OmniAb, APAC, and Orwell Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of APAC (“Merger Sub”), and the related transaction documents named therein. The business combination is being accomplished through what is commonly referred to as a “Reverse Morris Trust” transaction.

As further described in the accompanying proxy statement/prospectus/information statement, the business combination of APAC and OmniAb contemplated by the Merger Agreement (the “Business Combination”) will be accomplished by way of the following transaction steps:

●	APAC’s jurisdiction of incorporation will be changed by its deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware at least one (1) business day prior to the consummation of the Merger (as defined below) (the “Domestication”). As more fully described elsewhere in the accompanying proxy statement/prospectus/information statement, you will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication Proposal”). In connection with the consummation of the Domestication, APAC will change its name to “OmniAb, Inc.” (APAC, following the Domestication, is sometimes referred to in the proxy statement/prospectus/information statement as “New OmniAb”);

●	As a result of and upon the effective time of the Domestication, (1) each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of APAC (the “APAC Class A Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of New OmniAb (the “New OmniAb Common Stock”), (2) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of APAC (the “APAC Class B Ordinary Shares”) will convert automatically, on a one-for-one basis, into a share of New OmniAb Common Stock, (3) each then issued and outstanding warrant of APAC (the “APAC Warrants”) will convert automatically into a warrant to acquire one share of New OmniAb Common Stock (the “New OmniAb Warrants”) pursuant to the Warrant Agreement, dated August 9, 2021 (the “Warrant Agreement”), by and between APAC and Continental Stock Transfer & Trust Company (“Continental”), a New York corporation, as warrant agent, and (4) each then issued and outstanding unit of APAC (the “APAC Units”), will separate and convert automatically into one share of New OmniAb Common Stock and one-third of one New OmniAb Warrant. As used in the accompanying proxy statement/prospectus/information statement, “public shares” shall mean the APAC Class A Ordinary Shares (including those that underlie the APAC Units) that were issued pursuant to APAC’s initial public offering and the shares of New OmniAb Common Stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication, as applicable. For further details, see “Shareholder Proposal No. 2 — The Domestication Proposal” in the accompanying proxy statement/prospectus/information statement;
●	Pursuant to a Separation and Distribution Agreement, dated as of March 23, 2022, by and among Ligand, OmniAb and APAC (the “Separation Agreement”), Ligand will, among other things and subject to the terms and conditions of the Separation Agreement, transfer the OmniAb Business (as defined below), including certain related subsidiaries of Ligand, to OmniAb (the “Separation”) and make a contribution to the capital of OmniAb of $15,000,000, less certain transaction and other expenses;
●	Following the Separation and on the day of the Merger described below, Ligand will distribute (the “Distribution”) to Ligand stockholders 100% of the common stock of OmniAb, par value $0.001 per share (the “OmniAb Common Stock”) on a pro rata basis;
●	Pursuant to the Employee Matters Agreement, dated March 23, 2022 (the “Employee Matters Agreement”), by and among Ligand, OmniAb, APAC and Merger Sub, at the time of the Distribution, each existing Ligand equity award, with certain limited exceptions, will be split into (i) a new Ligand equity award and (ii) a new OmniAb Equity Award, with any accrued value in the original Ligand equity award split between such awards based on the relative post-closing stock values of Ligand and OmniAb;
●	Pursuant to the Amended and Restated Forward Purchase Agreement, dated March 23, 2022 (the “A&R FPA”), by and among APAC, Avista Acquisition LP II (the “Sponsor”) and OmniAb, New OmniAb will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000, with such purchase to be consummated following the Domestication and prior to the Merger (the “Forward Purchase”). In addition, pursuant to the A&R FPA, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock (the “Redemption Backstop”) and up to an additional 1,666,667 New OmniAb Warrants, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000; and
●	Following the above steps, Merger Sub will merge with and into OmniAb (the “Merger”), with OmniAb continuing as the surviving company in the Merger and a wholly-owned subsidiary of APAC. As a result of the Merger, the existing shares of OmniAb common stock will automatically convert into the right to receive shares of New OmniAb Common Stock in accordance with an exchange ratio described below. In addition, in connection with the consummation of the Merger and prior to the consummation of the Domestication, the surviving company will be renamed “OmniAb Operations, Inc.” (New OmniAb, following the consummation of the Business Combination, is sometimes referred to in the accompanying proxy statement/prospectus/information statement as the “combined company”).

In addition to the Business Combination Proposal and the Domestication Proposal, you will also be asked to consider and vote upon (1) a proposal to approve and adopt the proposed certificate of incorporation and bylaws of New OmniAb in connection with the Domestication (the “Organizational Documents Proposal”), (2) proposals to approve, on a non-binding advisory basis, certain material differences between APAC’s Amended and Restated Memorandum and Articles of Association (as it may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed certificate of incorporation and bylaws of New OmniAb, presented separately in accordance with the United States Securities and Exchange Commission’s requirements (collectively, the “Non-Binding Governance Proposals”), (3) a proposal to approve for the purposes of complying with the applicable provisions of Nasdaq Stock Market Rule 5635, the issuance of shares of New OmniAb Common Stock in connection with the Domestication, the Forward Purchase, the Redemption Backstop and the Merger (the “Stock Issuance Proposal”), (4) a proposal to approve the adoption by New OmniAb of the OmniAb, Inc. 2022 Incentive Award Plan (the “Incentive Plan Proposal”), (5) a proposal to approve the adoption by New OmniAb of the OmniAb, Inc. 2022 Employee Stock Purchase Plan (the “ESPP Proposal”), (6) a proposal to elect seven directors to the New OmniAb board of directors (the “New OmniAb Board”) effective as of the closing of the Business Combination (the “Closing”) (the “Director Election Proposal”), and (7) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes to constitute a quorum or approve and adopt any one or more of the foregoing proposals at the extraordinary general meeting (the “Adjournment Proposal”).

The transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, and the Director Election Proposal (collectively the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the others. Each of these proposals is more fully described in the accompanying proxy statement/prospectus/information statement, which each shareholder is encouraged to read carefully and in its entirety.

The total number of shares of New OmniAb Common Stock to be received by OmniAb’s stockholders (as of immediately after consummation of the Distribution) or reserved for issuance pursuant to the New OmniAb Equity Awards into which OmniAb Equity Awards are converted (other than the OmniAb Earnout Shares (as defined below)) will be equal to the quotient obtained by dividing (x) the sum of (i) $850,000,000, plus (ii) the aggregate exercise price of all in-the-money options to purchase OmniAb Common Stock that are outstanding immediately prior to the effective time of the Merger (the “Effective Time”), as determined on an aggregate basis (each, an “In-the-Money OmniAb Option”), by (y) $10.00 (the “Aggregate Merger Consideration”). In addition to the Aggregate Merger Consideration, holders of OmniAb Common Stock and equity awards will also receive at the Closing earnout consideration in the form of an additional 15,000,000 shares of New OmniAb Common Stock (the “OmniAb Earnout Shares”), with 50% of such earnout shares vesting upon the achievement of a post-transaction volume-weighted average price (“VWAP”) of $12.50 per share of New OmniAb Common Stock for any 20 trading days over a consecutive 30 trading-day period, and the remainder vesting upon achievement of a post-transaction VWAP of $15.00 per share of New OmniAb Common Stock for any 20 trading days over a consecutive 30 trading-day period, in each case provided such vesting occurs during the five-year period following the Closing; provided, that in the event of a Change of Control (as defined in the Merger Agreement) between the date of the Closing to and including the fifth anniversary of the date of the Closing pursuant to which New OmniAb or any of its stockholders have the right to receive, directly or indirectly, cash, securities or other property attributing a value of at least $12.50 (with respect to 50% of the OmniAb Earnout Shares) or $15.00 (with respect to all OmniAb Earnout Shares) per share of New OmniAb Common Stock, and such Change of Control has been approved by a majority of the independent directors of the New OmniAb Board, then such OmniAb Earnout Shares shall be deemed to have vested immediately prior to such Change of Control.

As a result of and upon the Closing, among other things, each outstanding share of OmniAb Common Stock (other than Treasury Shares (as defined below)), will be cancelled upon the Effective Time in exchange for the right to receive (i) a number of shares of New OmniAb Common Stock equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the aggregate number of shares of OmniAb Common Stock that are outstanding on a fully diluted basis as of immediately prior to the Effective Time (excluding any shares underlying options to purchase OmniAb Common Stock other than In-the-Money OmniAb Options), determined in accordance with the terms of the Merger Agreement (the “Base Exchange Ratio”), and (ii) a number of OmniAb Earnout Shares equal to the quotient obtained by dividing (x) 15,000,000 by (y) the aggregate number of shares of OmniAb Common Stock that are outstanding on a fully diluted basis as of immediately prior to the Effective Time, determined in accordance with the terms of the Merger Agreement (the “Earnout Exchange Ratio”).

In addition, all (i) options to purchase shares of OmniAb Common Stock (each, an “OmniAb Option”), (ii) restricted stock units relating to OmniAb Common Stock (each, an “OmniAb RSU”) and (iii) performance-vesting restricted stock units relating to OmniAb

Common Stock (each, an “OmniAb PSU”), in each case, that are outstanding as of immediately prior to the Effective Time, will be converted into such number of (a) options to purchase shares of New OmniAb Common Stock (each, a “New OmniAb Option”), (b) restricted stock units relating to shares of New OmniAb Common Stock (each, a “New OmniAb RSU”) and (c) performance-vesting restricted stock units relating to shares of New OmniAb Common Stock (each, a “New OmniAb PSU”), respectively, in each case, equal to (1) the number of shares of OmniAb Common Stock underlying such OmniAb Equity Awards immediately prior to the Effective Time multiplied by (2) the Base Exchange Ratio. Each holder of an OmniAb Option, OmniAb RSU and/or OmniAb PSU will also receive a number of OmniAb Earnout Shares equal to the number of shares of OmniAb Common Stock underlying such OmniAb Options, OmniAb RSUs and/or OmniAb PSUs, as applicable, multiplied by the Earnout Exchange Ratio, and the exercise price of each outstanding New OmniAb Option will be equal to the exercise price of the pre-conversion OmniAb Option divided by the Base Exchange Ratio.

It is anticipated that, following the Business Combination, (1) APAC’s public shareholders are expected to own approximately 18.0% (assuming no public shareholders exercise their redemption rights in connection with the Business Combination (the “no redemption scenario”)) or 0% (assuming that 23,000,000 APAC Class A Ordinary Shares are redeemed in connection with the Business Combination and the Sponsor funds $100,000,000 pursuant to the Redemption Backstop provided for in the A&R Forward Purchase Agreement (the “maximum redemption scenario”)) of the outstanding shares of New OmniAb Common Stock, (2) OmniAb stockholders (without taking into account any public shares held by OmniAb stockholders prior to the consummation of the Business Combination) are expected to own approximately 76.3% (assuming the no redemption scenario) or 85.0% (assuming the maximum redemption scenario) of the outstanding shares of New OmniAb Common Stock and (3) the Sponsor and related parties are expected to collectively own approximately 5.7% (assuming the no redemption scenario) or 15.0% (assuming the maximum redemption scenario) of the outstanding shares of New OmniAb Common Stock. These percentages (i) assume that (a) New OmniAb issues 97,431,885 shares of New OmniAb Common Stock to former stockholders of OmniAb as of immediately prior to the Effective Time, (b) that New OmniAb issues 1,500,000 shares of New OmniAb Common Stock to the Sponsor pursuant to the Forward Purchase and (c) solely in the case of the maximum redemption scenario, that New OmniAb issues an additional 10,000,000 shares of New OmniAb Common Stock to the Sponsor pursuant to the Redemption Backstop, (ii) exclude all New OmniAb Options that may be exercisable for shares of New OmniAb Common Stock, New OmniAb RSUs and New OmniAb PSUs, (iii) include the OmniAb Earnout Shares and (iv) exclude the impact of any New OmniAb Warrants that will be outstanding following the Business Combination. If the actual facts are different from the no redemption scenario or maximum redemption scenario, the percentage ownership of New OmniAb held by such constituencies will be different.

In connection with the Business Combination, certain related agreements have been, or will be, entered into on or prior to the date of the Closing, including (i) the Separation Agreement, (ii) the A&R Registration Rights Agreement (as defined below), (iii) the Tax Matters Agreement (as defined below), (iv) the Employee Matters Agreement, (v) the Transition Services Agreements (as defined below), (vi) the A&R FPA, and (vii) the Sponsor Insider Agreement (as defined below). The A&R Registration Rights Agreement will also provide that the Sponsor’s right to designate individuals to be appointed or nominated for election to the APAC Board will be reduced from three (3) individuals to one (1) individual, and that such right will only exist until the later of (i) such time as the Sponsor ceases to beneficially own at least 10% of APAC’s outstanding voting stock and (ii) subject to compliance with the rules of Nasdaq, the third anniversary of the date of the Merger Agreement. Moreover, any individual nominated by the Sponsor will require the consent of the New OmniAb Board, subject to certain exceptions. For additional information, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Separation Agreement” and “ — Summary of the Ancillary Agreements” in the accompanying proxy statement/prospectus/information statement.

Pursuant to the Cayman Constitutional Documents, any holder of public shares (a “public shareholder”), excluding shares held by the Sponsor and certain related parties, may request that APAC redeem all or a portion of such shareholder’s public shares for cash if the Business Combination is consummated. Holders of APAC Units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their APAC Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds APAC Units registered in its own name, the holder must contact Continental, APAC’s transfer agent, directly and instruct it to do so. Public shareholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal or any other Condition Precedent Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, APAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2022, this would have amounted to approximately

$[●] per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of New OmniAb Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of APAC — Redemption Rights” in the accompanying proxy statement/prospectus/information statement for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director of APAC have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, including the Condition Precedent Proposals, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. Such persons agreed to waive their redemption rights in order to induce APAC and APAC’s underwriter to enter into the underwriting agreement executed and delivered in connection with the initial public offering. The Class B Ordinary Shares held by the Sponsor and such other persons will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus/information statement, the Sponsor and APAC’s directors, collectively, own 20% of the issued and outstanding ordinary shares of APAC.

The Merger Agreement provides that the obligations of the parties to consummate the Merger are conditioned on, among other things, (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of required consents and approvals from certain governmental authorities, (iii) no agreement between Ligand or APAC and any governmental authority pursuant to which Ligand or APAC has agreed not to consummate the Business Combination shall be in effect, (iv) no governmental authority of competent jurisdiction shall have enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transaction, (v) APAC shall have at least $5,000,001 of net tangible assets as of the Closing, (vi) the New OmniAb Common Stock issuable pursuant to the Business Combination shall have been approved for listing on Nasdaq, subject to official notice of issuance, (vii) Ligand, OmniAb, APAC and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to the Effective Time, (viii) customary bring down conditions related to the accuracy of the parties’ respective representations and warranties in the Merger Agreement, (ix) the consummation of the Separation, the Distribution and the other transactions contemplated by the Separation Agreement, (x) each of APAC’s and OmniAb’s registration statements to be filed with the United States Securities and Exchange Commission shall have become effective, (xi) APAC’s shareholder approval of the Condition Precedent Proposals shall have been obtained and (xii) the receipt by Ligand and APAC of certain tax opinions. In addition, the respective obligations of OmniAb and Ligand to consummate the Business Combination are conditioned upon, among other items, the completion of the Forward Purchase and the Redemption Backstop, the resignation of all directors and all executive officers of APAC and the occurrence of the Domestication. APAC’s obligation to consummate the Business Combination is also conditioned on there having been no “Material Adverse Effect” on OmniAb since the date of the Merger Agreement that is continuing.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus/information statement. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement if it is not satisfied as of the time of satisfaction of all other conditions precedent to the Merger.

APAC is providing the accompanying proxy statement/prospectus/information statement and accompanying proxy card to APAC’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by APAC’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus/information statement. Whether or not you plan to attend the extraordinary general meeting, all of APAC’s shareholders are urged to read the accompanying proxy statement/prospectus/information statement, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 70 of the accompanying proxy statement/prospectus/information statement.

After careful consideration, the board of directors of APAC (the “APAC Board”) has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal and the Domestication Proposal and “FOR” all other proposals presented to APAC’s shareholders in the accompanying proxy statement/prospectus/information statement. When you consider the recommendation of these proposals by the APAC Board, you should keep in mind that APAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal—Interests of APAC’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus/information statement for a further discussion of these considerations.

The approval of the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposal each requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds majority of the APAC ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Non-Binding Governance Proposals (which are constituted of non-binding advisory proposals), the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus/information statement to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. In most cases you may vote by telephone or over the Internet as instructed. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the others. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus/information statement. The Non-Binding Governance Proposals are constituted of non-binding advisory proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

If you have any questions or need assistance voting your ordinary shares, please contact D.F. King & Co., Inc., our proxy solicitor, by calling (888) 887-0082, or banks and brokers can call collect at (212) 269-5550 or by emailing AHPA@dfking.com.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO APAC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of the APAC Board, we would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Thompson Dean
Chairman of the APAC Board

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

We are not licensed to conduct investment business in the Cayman Islands by the Cayman Islands Monetary Authority and the accompanying proxy statement/prospectus/information statement does not constitute an offer to members of the public of our issued share capital, whether by way of sale or subscription, in the Cayman Islands. Our issued share capital has not been offered or sold, will not be offered or sold and no invitation to subscribe for our ordinary shares will be made, directly or indirectly, to members of the public in the Cayman Islands.

The accompanying proxy statement/prospectus/information statement is dated [●], 2022 and is first being mailed to shareholders on or about [●], 2022.

[ ● ], 2022

Dear Ligand Stockholder:

On November 9, 2021, we announced we were pursuing plans to split our company into two separate, publicly traded companies, with one featuring the OmniAb business and the other featuring Ligand’s remaining businesses. We considered multiple ways to pursue a separation with the goals of ensuring a smooth transition of operations, a healthy balance sheet for both OmniAb and Ligand, and support from investors. On February 17, 2022, we announced our intention to accomplish this separation via a distribution to our stockholders of outstanding shares of common stock of OmniAb, Inc. held by Ligand. Subsequently, we received an offer from Avista Public Acquistion Corp. II (“APAC”) to complete a business combination. The APAC team is comprised of high-quality healthcare operators and investors with an excellent track record. They have done extensive due diligence and see the potential and value of OmniAb, a highly competitive, leading platform with strong momentum given recent major clinical and regulatory successes. We are very pleased to partner with APAC and its shareholders to take OmniAb public.

The spin-off of OmniAb through the business combination with APAC is intended to create two companies with dedicated operational focus, business-specific capital allocation, agility to meet partner needs, and compelling focused investment profiles. OmniAb’s business will include the Ab Initio computational antigen design technology, Icagen’s ion channel technology, the xPloration high-throughput screening technology, and the suite of OmniAb transgenic animals used for antibody discovery. Ligand will continue to focus on its existing collection of core royalties and technologies, pipeline and contracts associated with the Pelican protein expression platform and the Captisol business. We believe more than ever that OmniAb offers one of the industry’s leading antibody discovery platforms and that the business is primed for success for years to come. We believe we have been operating two distinct, high-growth companies within Ligand. We are excited to create two independent companies and accelerate investment into the OmniAb platform and technologies to further drive value for our stockholders.

The separation will provide current Ligand stockholders with ownership interests in both Ligand and OmniAb. The principal transactions described in this document include the following:

●	Separation—Ligand and certain of Ligand’s subsidiaries will engage in a series of transactions to transfer OmniAb’s business, including certain related subsidiaries of Ligand, to OmniAb, Inc. and make a contribution to the capital of OmniAb of $15,000,000, less certain transaction and other expenses
●	Distribution—Ligand will distribute to Ligand stockholders 100% of the common stock of OmniAb on a pro rata basis;
●	Merger—Immediately after the distribution, OmniAb will merge with an APAC subsidiary and continue as a wholly owned subsidiary of APAC. As a result of the merger, the existing shares of OmniAb common stock will automatically convert into the right to receive shares of APAC common stock in accordance with an exchange ratio described below.

You do not need to take any action to receive the shares of OmniAb common stock to which you are entitled as a Ligand stockholder. You also do not need to pay any consideration or surrender or exchange any shares of Ligand Common Stock.

I encourage you to read the proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement describes the separation, the distribution and the merger in detail and contains important business and financial information about OmniAb and APAC as well as the combined company.

We believe the separation, distribution and merger collectively represent an exciting step in our company’s history, and we remain committed to working on your behalf to provide a meaningful return for our stockholders.

Sincerely,

John L. Higgins
Chief Executive Officer
Ligand Pharmaceuticals Incorporated

[ ● ], 2022

Dear Future OmniAb Stockholder:

We are excited to welcome you as a stockholder of New OmniAb, which will be a separate company after its upcoming spin-off from Ligand and business combination with APAC. We are proud of our accomplishments and growth to date and plan to further expand on our successes moving forward.

The OmniAb discovery platform provides our pharmaceutical industry partners access to diverse antibody repertoires and high-throughput screening technologies to enable discovery of next-generation therapeutics. At the heart of the OmniAb platform is the Biological Intelligence (BI) of our proprietary transgenic animals, including OmniRat, OmniChicken and OmniMouse that have been genetically modified to generate antibodies with human sequences to facilitate development of human therapeutic candidates. OmniFlic (transgenic rat) and OmniClic (transgenic chicken) address industry needs for bispecific antibody applications through a common light chain approach, and OmniTaur features unique structural attributes of cow antibodies for complex targets. We believe the OmniAb animals comprise the most diverse host systems available in the industry and they are optimally leveraged through computational antigen design and immunization methods, paired with high-throughput single B cell screening and deep computational analysis of next-generation sequencing datasets to identify fully human antibodies with superior performance and developability characteristics. An established core competency focused on ion channels and transporters further differentiates our technology and creates opportunities to further leverage across modalities, including antibody-drug conjugates and others. The OmniAb suite of technologies and differentiating computational capabilities and BI features are combined to offer a highly efficient and customizable end-to-end solution for the growing discovery needs of the global pharmaceutical industry.

Our mission is to enable the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. We intend to achieve this mission by enabling the discovery of high-quality therapeutic candidates and by being the partner of choice for pharmaceutical and biotechnology companies. As a standalone company in partnership with the APAC team, we believe we will be well positioned to unleash the full potential of our platform through dedicated operational focus by all members of the new OmniAb team and a capital structure appropriate to our business strategy which will further our ability to meet our partners’ needs.

I personally invite you to learn more about OmniAb by reading the accompanying proxy statement/prospectus/information statement. We have applied to be listed on the Nasdaq Global Market under the symbol “OABI.”

This is an exciting opportunity and the time is right to establish a standalone company. With our heritage and solid foundation derived from Ligand and the capital raised from the merger with APAC, we believe OmniAb is in an excellent place from which to launch an even brighter future. I and the whole team at OmniAb look forward to building a stronger and more successful company that benefits our stockholders, our other stakeholders and the world.

Sincerely,

Matthew W. Foehr
President and Chief Executive Officer
OmniAb, Inc.

AVISTA PUBLIC ACQUISITION CORP. II

A Cayman Islands Exempted Company

(Company Number 306402)

65 East 55th Street, 18th Floor

New York, NY 10022

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON [●], 2022

TO THE SHAREHOLDERS OF AVISTA PUBLIC ACQUISITION CORP. II:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of Avista Public Acquisition Corp. II, a Cayman Islands exempted company, company number 306402 (“APAC”), will be held at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, NY 10153, at [●] Eastern Time, on [●], 2022. Cayman Islands law requires there to be a physical location for the extraordinary general meeting. However, given the ongoing global pandemic, the extraordinary general meeting will also be held virtually via live webcast. As such, APAC shareholders may attend the extraordinary general meeting by visiting the extraordinary general meeting website at [●], where they will be able to listen to the meeting live and vote during the meeting. We are pleased to utilize virtual shareholder meeting technology to (i) provide ready access and cost savings for APAC shareholders and APAC and (ii) protect the health and safety of our shareholders. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve by special resolution and adopt (i) the Agreement and Plan of Merger, dated as of March 23, 2022 (the “Merger Agreement”), by and among APAC, Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), OmniAb, Inc., a Delaware corporation and wholly-owned subsidiary of Ligand (“OmniAb”), and Orwell Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of APAC (“Merger Sub”), (ii) the Transaction Documents (as defined in the Merger Agreement) and (iii) each of the transactions contemplated thereby, in each case, in accordance with the terms and subject to the conditions set forth in the Merger Agreement and such Transaction Documents, as more fully described elsewhere in the accompanying proxy statement/prospectus/information statement (the “Business Combination Proposal”);

Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution the change of APAC’s jurisdiction of incorporation (the “Domestication”), by deregistering as an exempted company in the Cayman Islands and continuing and domesticating under the name “OmniAb, Inc.” as a corporation incorporated under the laws of the State of Delaware (the “Domestication Proposal”);

Proposal No. 3 — The Organizational Documents Proposal — to consider and vote upon a proposal to approve by special resolution and adopt the proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and the proposed new bylaws (the “Proposed Bylaws”) of APAC after giving effect to the Domestication (“New OmniAb”) (the “Organizational Documents Proposal”);

Proposal No. 4 — The Non-Binding Governance Proposals — to consider and vote upon, on a non-binding advisory basis, certain material differences between APAC’s Amended and Restated Memorandum and Articles of Association (as it may be amended from time to time, the “Cayman Constitutional Documents”) and the Proposed Certificate of Incorporation and Proposed Bylaws, presented separately in accordance with the United States Securities and Exchange Commission requirements (collectively, the “Non-Binding Governance Proposals”);

Proposal No. 5 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of common stock, par value $0.0001, of New OmniAb pursuant to (a) the Domestication, (b) the Forward Purchase, (c) the Redemption Backstop and (d) the Merger, as each of the capitalized terms used in clauses (b), (c) and (d) are defined in the Merger Agreement and described in the accompanying proxy statement/prospectus/information statement (the “Stock Issuance Proposal”);

Proposal No. 6 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the OmniAb, Inc. 2022 Incentive Award Plan (the “Incentive Plan Proposal”);

Proposal No. 7 — The ESPP Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the OmniAb, Inc. 2022 Employee Stock Purchase Plan (the “ESPP Proposal”);

Proposal No. 8 — The Director Election Proposal — to consider and vote upon a proposal to elect seven directors to serve staggered terms on the New OmniAb Board upon the consummation of the Business Combination until the first, second and third annual meeting of stockholders following the date of effectiveness of the Proposed Certificate of Incorporation, as applicable, or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal (the “Director Election Proposal”); and

Proposal No. 9 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient shares represented to constitute a quorum necessary to conduct business at the extraordinary general meeting or for the approval of one or more proposals at the extraordinary general meeting or to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus/information statement is provided to APAC shareholders (the “Adjournment Proposal”).

Each of Proposals No. 1 through 3 and 5 through 8 (the “Condition Precedent Proposals”) are cross-conditioned on the approval of the others. Proposal No. 9 is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus/information statement. Proposal No. 4 is constituted of non-binding advisory proposals.

These items of business are described in the accompanying proxy statement/prospectus/information statement, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of APAC ordinary shares at the close of business on [●], 2022 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

The accompanying proxy statement/prospectus/information statement and accompanying proxy card is being provided to APAC’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of APAC’s shareholders are urged to read this proxy statement/prospectus/information statement, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 70 of the accompanying proxy statement/prospectus/information statement.

After careful consideration, the APAC Board has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Proposal and the Domestication Proposal and “FOR” all other proposals to be presented to APAC’s shareholders at the extraordinary general meeting. When you consider the recommendation of these proposals by the APAC Board, you should keep in mind that APAC’s directors and officers have interests therein that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — Interests of APAC’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus/information statement for a further discussion of these considerations.

Pursuant to the Cayman Constitutional Documents, a holder of public shares (as defined in the accompanying proxy statement/prospectus/information statement) (a “public shareholder”) may request of APAC that APAC redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;
(ii)	submit a written request to Continental Stock Transfer & Trust (“Continental”), APAC’s transfer agent, in which you (i) request that New OmniAb redeem all or a portion of your New OmniAb Common Stock for cash, and (ii) identify yourself as the beneficial holder of the New OmniAb Common Stock and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, APAC’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, APAC’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem public shares regardless of how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, APAC’s transfer agent, APAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2022, this would have amounted to approximately $[●] per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of New OmniAb Common Stock that will be redeemed promptly after consummation of the Business Combination. See “Extraordinary General Meeting of APAC — Redemption Rights” in the accompanying proxy statement/prospectus/information statement for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Avista Acquisition LP II, a Cayman Islands exempted limited partnership and shareholder of APAC (the “Sponsor”), and each director of APAC have agreed to, among other things, vote in favor of the Business Combination Proposal and the transactions contemplated thereby, including the other Condition Precedent Proposals, and to waive their redemption rights in connection with the underwriting agreement entered into in connection with the initial public offering. The APAC Class B Ordinary Shares held by the Sponsor and such other persons will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus/information statement, the Sponsor and APAC’s directors, collectively, own 20% of the issued and outstanding ordinary shares of APAC.

The approval of the Business Combination Proposal, Domestication Proposal and the Organizational Documents Proposal each requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds majority of the APAC ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. With respect to the Domestication Proposal, a holder of APAC Class B Ordinary Shares shall have ten votes for every APAC Class B Ordinary Share of which he or she is the holder and a holder of APAC Class A Ordinary Shares shall have one vote for every APAC Class A Ordinary Share of which he or she is the holder. The Non-Binding Governance Proposals (which are comprised of non-binding advisory proposals), the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. With respect to the Director Election Proposal, only the holders of the APAC Class B Ordinary Shares are entitled to vote.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus/information statement to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. In most cases you may vote by telephone or over the Internet as instructed. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the others. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus/information statement. The Non-Binding Governance Proposals are constituted of non-binding advisory proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting either virtually or in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. A broker non-vote, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote virtually or in person, you may withdraw your proxy and vote either virtually or in person.

Your attention is directed to the remainder of the accompanying proxy statement/prospectus/information statement following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact D.F. King & Co., Inc., our proxy solicitor, by calling (888) 887-0082, or banks and brokers can call collect at (212) 269-5550 or by emailing AHPA@dfking.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Avista Public Acquisition Corp. II, [●], 2022

Thompson Dean
Chairman of the APAC Board

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO APAC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus/information statement. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus/information statement and any of the documents incorporated by reference into this proxy statement/prospectus/information statement or other publicly available information concerning APAC, without charge, by written request to APAC at Avista Public Acquisition Corp. II, 65 East 55th Street, 18th Floor, New York, NY 10022, or by telephone request at (212)-593-6900; or D.F. King & Co., Inc., APAC’s proxy solicitor, by calling (888) 877-0082 or banks and brokers can call collect at (212) 269-5550, or by emailing AHPA@dfking.com; or from the SEC through the SEC website at the address provided above.

In order for APAC’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of APAC to be held on [●], 2022, you must request the information no later than [●], 2022, five business days prior to the date of the extraordinary general meeting.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus/information statement may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. APAC does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus/information statement or the context otherwise requires, references to:

●	“A&R FPA” are to that certain Amended and Restated Forward Purchase Agreement, dated March 23, 2022, by and among APAC, the Sponsor and OmniAb, which is attached hereto as Annex D;
●	“A&R Registration Rights Agreement” are to the Amended and Restated Registration and Stockholder Rights Agreement to be entered into at the Closing by and among Ligand, APAC, the Sponsor, the existing holders party to the Original Registration Rights Agreement and the new holders party thereto, the form of which is attached to this proxy statement/prospectus/information statement as Annex G;
●	“Aggregate Merger Consideration” are to a number of shares of New OmniAb Common Stock equal to the quotient obtained by dividing (i) the sum of (a) $850,000,000, plus (b) the aggregate exercise price of the OmniAb Options that are issued and outstanding immediately prior to the Effective Time, by (ii) $10.00, provided, that if the “Aggregate Merger Consideration” as so calculated (together with the number of Included OmniAb Shares, calculated including shares underlying OmniAb Options, as applicable) would result in the product of (x) the Base Exchange Ratio, multiplied by (y) $10.00, being less than the exercise price of any of the OmniAb Options issued and outstanding as of immediately prior to the Effective Time, then the calculation described in this definition shall be repeated by excluding the exercise price of all of the OmniAb Options with the highest exercise price per share from the calculation of the aggregate exercise price described in clause (i)(b) of this definition and excluding any shares underlying such OmniAb Options from the calculation of Included OmniAb Shares, in each case, on an iterative basis until the resulting calculations of Aggregate Merger Consideration and Included OmniAb Shares cause the product of (I) the Base Exchange Ratio and (II) $10.00 to be equal to or in excess of the exercise price of all of the OmniAb Options included in such calculations, and the Aggregate Merger Consideration so calculated shall be the “Aggregate Merger Consideration”;
●	“APAC,” “Company,” “we,” “us” and “our” are to Avista Public Acquisition Corp. II, a Cayman Islands exempted company prior to its domestication as a corporation in the State of Delaware, and, following its domestication, to New OmniAb or OmniAb, Inc.;
●	“APAC Board” are to the board of directors of APAC;
●	“APAC Class A Ordinary Shares” are to APAC’s Class A ordinary shares, par value $0.0001 per share;
●	“APAC Class B Ordinary Shares” are to APAC’s Class B ordinary shares, par value $0.0001 per share;
●	“APAC Private Placement Warrants” are to the 8,233,333 APAC Warrants that were issued to the Sponsor in a private placement in connection with APAC’s initial public offering and are issued and outstanding immediately prior to the Domestication;
●	“APAC Public Warrants” are to the 7,666,667 APAC Warrants, a fraction equal to one-third of which was included in each unit sold as part of APAC’s initial public offering and are issued and outstanding immediately prior to the Domestication;
●	“APAC Units” are to each issued and outstanding unit of APAC prior to the Domestication;
●	“APAC Warrants” are to warrants to purchase one (1) APAC Class A Ordinary Share at an exercise price of $11.50;
●	“Base Exchange Ratio” are to the quotient obtained by dividing (i) the number of shares constituting the Aggregate Merger Consideration by (ii) the number of Included OmniAb Shares;
●	“Business Combination” are to the combination of APAC and OmniAb pursuant to the transactions provided for and contemplated in the Merger Agreement;

●	“Cayman Constitutional Documents” are to APAC’s Amended and Restated Memorandum and Articles of Association, as amended from time to time;
●	“Cayman Islands Companies Act” are to the Companies Act (As Revised) of the Cayman Islands;
●	“Closing” are to the closing of the Business Combination;
●	“Condition Precedent Approvals” are to the approval at the extraordinary general meeting of the Condition Precedent Proposals;
●	“Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, and the Director Election Proposal, collectively;
●	“Continental” are to Continental Stock Transfer & Trust Company;
●	“DGCL” are to the General Corporation Law of the State of Delaware;
●	“Domestication” are to the domestication of APAC as a corporation incorporated in the State of Delaware;
●	“Earnout Exchange Ratio” are to the quotient obtained by dividing (i) 15,000,000 by (ii) the number of Fully-Diluted OmniAb Shares;
●	“Effective Time” are to the time at which the Merger shall become effective in accordance with the terms of the Merger Agreement;
●	“Employee Matters Agreement” are to that certain Employee Matters Agreement, dated March 23, 2022, by and among APAC, Ligand, Merger Sub and OmniAb;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“extraordinary general meeting” are to the extraordinary general meeting of APAC duly called by the APAC Board and held for the purpose of considering and voting upon the proposals set forth in this proxy statement/prospectus/information statement;
●	“Forward Purchase” are to the purchase of shares and warrants of New OmniAb Common Stock to be issued to the Sponsor in a private placement transaction following the Domestication and immediately prior to the Merger pursuant to the A&R FPA, excluding the Redemption Backstop;
●	“founder shares” are to the APAC Class B Ordinary Shares, and the shares of New OmniAb Common Stock to be issued to the Sponsor and certain related parties in respect thereof in connection with the Domestication;
●	“Fully-Diluted OmniAb Shares” are to (without duplication) the aggregate number of shares of OmniAb Common Stock that are (i) issued and outstanding immediately prior to the Effective Time or (ii) issuable upon, or subject to, the exercise or settlement of OmniAb Options (whether or not then vested or exercisable), OmniAb RSUs and OmniAb PSUs, in each case, that are issued and outstanding immediately prior to the Effective Time;
●	“GAAP” are to accounting principles generally accepted in the United States of America;
●	“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
●	“Included OmniAb Shares” are to (without duplication) the aggregate number of shares of OmniAb Common Stock that are (i) issued and outstanding immediately prior to the Effective Time or (ii) issuable upon, or subject to, the exercise or settlement (as applicable) of OmniAb Options (whether or not then vested or exercisable, but excluding any OmniAb Options excluded from the definition of “Aggregate Common Consideration Shares” set forth in the Merger Agreement pursuant to the proviso thereto), OmniAb RSUs and OmniAb PSUs, in each case, that are issued and outstanding immediately prior to the Effective Time;
●	“initial public offering” are to APAC’s initial public offering, which was consummated on August 12, 2021;
●	“Investment Company Act” are to the Investment Company Act of 1940, as amended;
●	“IPO registration statement” are to the Registration Statement on Form S-1 (333-257177) filed by APAC in connection with its initial public offering, which became effective on August 9, 2021;
●	“IRS” are to the U.S. Internal Revenue Service;
●	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;
●	“Ligand” are to Ligand Pharmaceuticals Incorporated, a Delaware corporation;
●	“Ligand Board” are to the board of directors of Ligand;
●	“Ligand Common Stock” are to shares of common stock of Ligand, par value $0.001 per share;
●	“Ligand Contribution” are to the cash contribution of $15,000,000, less certain transaction and other expenses, by Ligand to OmniAb prior to the Distribution pursuant to the Separation Agreement;
●	“Ligand Convertible Notes” are to Ligand’s 0.75% Convertible Senior Notes due 2023;
●	“Ligand Record Date” are to the date to be determined by the Ligand Board as the record date for determining stockholders of Ligand entitled to receive shares of OmniAb Common Stock in the Distribution;
●	“Merger” are to the merger of Merger Sub with and into OmniAb, with OmniAb surviving the merger as a wholly-owned subsidiary of APAC in accordance with the terms and subject to the conditions set forth in the Merger Agreement;
●	“Merger Agreement” are to that certain Agreement and Plan of Merger, dated as of March 23, 2022, by and among APAC, Ligand, Merger Sub and OmniAb, a copy of which is attached to this proxy statement/prospectus/information statement as Annex A;
●	“Merger Sub” are to Orwell Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of APAC;
●	“Nasdaq” are to the Nasdaq Capital Market;
●	“New OmniAb” are to APAC, following the Domestication;
●	“New OmniAb Board” are to the board of directors of New OmniAb;
●	“New OmniAb Common Stock” are to shares of common stock of New OmniAb, par value $0.0001 per share;
●	“New OmniAb Equity Award” are to equity awards into which OmniAb Equity Awards are converted upon the Closing;
●	“New OmniAb Options” are to options to purchase shares of New OmniAb Common Stock;
●	“New OmniAb PSUs” are to performance-vesting restricted stock units relating to shares of New OmniAb Common Stock;

●	“New OmniAb RSUs” are to restricted stock units relating to shares of New OmniAb Common Stock;
●	“New OmniAb Warrants” are to warrants to purchase one share of New OmniAb Common Stock at an exercise price of $11.50, including those issued as a matter of law upon conversion of the APAC Warrants at the time of the Domestication;
●	“OmniAb” are to OmniAb, Inc., a Delaware corporation and, prior to the Distribution, a wholly-owned subsidiary of Ligand, and after the Distribution, include the ownership of the OmniAb Business;
●	“OmniAb Business” are to Ligand’s antibody discovery business;
●	“OmniAb Common Stock” are to shares of common stock of OmniAb, par value $0.001 per share, outstanding prior to the Merger;
●	“OmniAb Earnout Shares” are to the earnout consideration in the form of 15,000,000 shares of New OmniAb Common Stock that the holders of OmniAb Common Stock and OmniAb Equity Awards will receive at the Closing, all of which will be automatically forfeited for no consideration if an applicable OmniAb Triggering Event has not occurred with respect to such OmniAb Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing;
●	“OmniAb Equity Awards” are to, collectively, the OmniAb Options, OmniAb RSUs and OmniAb PSUs;
●	“OmniAb Options” are to options to purchase shares of OmniAb Common Stock;
●	“OmniAb PSUs” are to performance-vesting restricted stock units relating to shares of OmniAb Common Stock;
●	“OmniAb RSUs” are to restricted stock units relating to shares of OmniAb Common Stock;
●	“OmniAb Triggering Event” are to (a) with respect to 50% of the OmniAb Earnout Shares, the date on which the VWAP equals or exceeds $12.50 on any 20 trading days in any 30 consecutive trading-day period, and (b) with respect any OmniAb Earnout Shares for which an OmniAb Triggering Event has not occurred with respect to clause (a), the date on which the VWAP equals or exceeds $15.00 on any 20 trading days in any 30 consecutive trading-day period; provided, that in the event of a Change of Control (as defined in the Merger Agreement) between the date of the Closing to and including the fifth anniversary of the date of the Closing pursuant to which New OmniAb or any of its stockholders have the right to receive, directly or indirectly, cash, securities or other property attributing a value of at least $12.50 (with respect to 50% of the OmniAb Earnout Shares) or $15.00 (with respect to all OmniAb Earnout Shares) per share of New OmniAb Common Stock, and such Change of Control has been approved by a majority of the independent directors of the New OmniAb Board, then an OmniAb Triggering Event shall be deemed to have occurred immediately prior to such Change of Control;
●	“ordinary shares” are to the APAC Class A Ordinary Shares and the APAC Class B Ordinary Shares, collectively;
●	“Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;
●	“pro forma” are to giving pro forma effect to the Business Combination;
●	“Proposed Bylaws” are to the proposed bylaws of New OmniAb upon the effective date of the Domestication attached to this proxy statement/prospectus/information statement as Annex I;
●	“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New OmniAb upon the effective date of the Domestication attached to this proxy statement/prospectus/information statement as Annex H;
●	“Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

●	“public shareholders” are to holders of public shares, whether acquired in APAC’s initial public offering or acquired in the secondary market;
●	“public shares” are to the APAC Class A Ordinary Shares (including those included in the units) that were offered and sold by APAC in its initial public offering and registered pursuant to the IPO registration statement or the shares of New OmniAb Common Stock issued as a matter of law upon the conversion thereof at the time of the Domestication, as the context requires;
●	“redemption” are to each redemption of public shares for cash pursuant to the Cayman Constitutional Documents and the Proposed Organizational Documents;
●	“Redemption Backstop” are to the purchase of shares and warrants of New OmniAb Common Stock, if any, to be issued to the Sponsor in a private placement transaction following the Domestication and immediately prior to the Merger pursuant to the A&R FPA to the extent necessary to backstop redemptions;
●	“Registration Rights Agreement” are to the Amended and Restated Registration and Stockholders Rights Agreement to be entered into at the Closing, by and among APAC, the Sponsor, the directors of APAC, and certain directors and officers of OmniAb and Ligand;
●	“Sarbanes Oxley Act” are to the Sarbanes-Oxley Act of 2002;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Sponsor” are to Avista Acquisition LP II, a Cayman Islands exempted limited partnership;
●	“Sponsor Insider Agreement” are to that certain Sponsor Insider Letter Agreement, dated as of March 23, 2022, by and between APAC, the Sponsor, OmniAb and certain insiders of APAC, a copy of which is attached to this proxy statement/prospectus/information statement as Annex C;
●	“Sponsor Earnout Shares” are to the founder shares beneficially owned by Sponsor on March 23, 2022, in an aggregate number equal to (i) 1,916,667 minus (ii) (A) 718,750 multiplied by (B) a number the numerator of which is the number of shares of New OmniAb Common Stock actually purchased pursuant to the Redemption Backstop in connection with the Closing and the denominator of which is 10,000,000, all or fifty percent of which shares will be automatically forfeited for no consideration if an applicable Sponsor Triggering Event has not occurred with respect to such Sponsor Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing;
●	“Sponsor Triggering Event” are to, (a) with respect to 50% of the Sponsor Earnout Shares, the date on which the VWAP equals or exceeds $12.50 on any 20 trading days in any 30 consecutive trading-day period, and (b) with respect any Sponsor Earnout Shares for which a Sponsor Triggering Event has not occurred with respect to clause (a), the date on which the VWAP equals or exceeds $15.00 on any 20 trading days in any 30 consecutive trading-day period; provided, that in the event of a Change of Control (as defined in the Merger Agreement) between the date of the Closing to and including the fifth anniversary of the date of the Closing pursuant to which New OmniAb or any of its stockholders have the right to receive, directly or indirectly, cash, securities or other property attributing a value of at least $12.50 (with respect to 50% of the Sponsor Earnout Shares) or $15.00 (with respect to all Sponsor Earnout Shares) per share of New OmniAb Common Stock, as agreed in good faith by the Sponsor and the New OmniAb Board, then a Sponsor Triggering Event shall be deemed to have occurred immediately prior to such Change of Control (as defined in the Merger Agreement);
●	“Tax Matters Agreement” are to the Tax Matters Agreement to be entered into at the Closing by and among APAC, Ligand and OmniAb, the form of which is attached proxy statement/prospectus/information statement as Annex E;
●	“Transaction Documents” are to the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreements, the A&R FPA, the Sponsor Insider Agreement and the A&R Registration Rights

Agreement, in each case, including all annexes, exhibits, schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any party to any other party pursuant to the Merger Agreement or any of the foregoing;
●	“Transition Services Agreements” are to each of the Transition Services Agreements to be entered into at the Closing by and between Ligand and OmniAb, the forms of which are attached hereto as Annex F-1 and Annex F-2;
●	“trust account” are to the trust account established at the consummation of APAC’s initial public offering and maintained by Continental, acting as trustee;
●	“Treasury Shares” are to the shares of OmniAb Common Stock held in OmniAb’s treasury, which will be cancelled for no consideration in connection with the Merger;
●	“Trust Agreement” are to the Investment Management Trust Agreement, dated August 9, 2021, by and between APAC and Continental, as trustee;
●	“Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy APAC’s obligations to its shareholders (if any) that exercise their redemption rights;
●	“VWAP” are to the volume-weighted average price; and
●	“working capital loans” are to the funds that the Sponsor or an affiliate of the Sponsor, or certain of APAC’s officers and directors may loan to APAC as may be required.

Unless otherwise stated in this proxy statement/prospectus/information statement or the context otherwise requires, all references in this proxy statement/prospectus/information statement to APAC Class A Ordinary Shares, public shares, APAC Public Warrants or APAC Warrants include any such securities underlying the APAC Units, as applicable.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this proxy statement/prospectus/information statement, including statements regarding the expected timing and structure of the Separation, Distribution and Merger, the ability of the parties to complete the Business Combination, the expected benefits of the Business Combination, the tax consequences of the Separation, Distribution and Merger, the amount of gross proceeds expected to be available to OmniAb after the Closing and giving effect to any redemptions by APAC shareholders, OmniAb’s future results of operations and financial position, business strategy and its expectations regarding the application of, and the rate and degree of market acceptance of, the OmniAb technology platform and other technologies, OmniAb’s expectations regarding the addressable markets for our technologies, including the growth rate of the markets in which it operates, the potential for and timing of receipt of milestones and royalties under OmniAb’s license agreements with partners, are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Ligand, OmniAb and APAC, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements contained in this proxy statement/prospectus/information statement and in any document incorporated by reference in this proxy statement/prospectus/information statement are based on current expectations and beliefs concerning future developments and their potential effects on APAC, Ligand or OmniAb. There can be no assurance that future developments affecting APAC, Ligand or OmniAb will be those that APAC, Ligand or OmniAb have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond APAC’s control or the control of OmniAb or Ligand) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” beginning on page 70 of this proxy statement/prospectus/information statement and the following:

●	the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Ligand’s or APAC’s securities;
●	the risk that APAC shareholder approval of the Condition Precedent Proposals is not obtained;
●	the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available to New OmniAb following any redemptions by APAC’s shareholders, after giving effect to the Forward Purchase and the Redemption Backstop;
●	the failure to receive certain governmental and regulatory approvals;
●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;
●	changes in general economic conditions, geopolitical risk, including as a result of the COVID-19 pandemic or the conflict between Russia and Ukraine;
●	the outcome of litigation related to or arising out of the Business Combination, or any adverse developments therein or delays or costs resulting therefrom;
●	the effect of the announcement or pendency of the transactions on Ligand’s, OmniAb’s or APAC’s business relationships, operating results, and businesses generally;
●	the ability to continue to meet Nasdaq’s listing standards following the consummation of the Business Combination;
●	the costs related to the Business Combination;

●	that the price of APAC’s or Ligand’s securities may be volatile due to a variety of factors, including Ligand’s, APAC’s or OmniAb’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure; and
●	factors relating to the business, operations and financial performance of OmniAb and its subsidiaries, including:
●	as a result of the Separation, OmniAb will lose Ligand’s brand, reputation, capital base and other resources, and may experience difficulty operating as a standalone company;
●	the anticipated benefits of the Separation may not be achieved;
●	OmniAb’s historical combined financial data and pro forma financial statements are not necessarily representative of the results OmniAb would have achieved as a standalone company and may not be a reliable indicator of its future results;
●	OmniAb’s operating results and financial performance;
●	acceptance by new and existing partners in OmniAb’s market;
●	OmniAb’s future success is dependent on the eventual approval and commercialization of products developed by its partners for which we have no control over the clinical development plan, regulatory strategy or commercialization efforts;
●	OmniAb’s ability to manage and grow its business and execution of its business and growth strategies;
●	risks arising from changes in technology;
●	the competitive environment in the life sciences and biotechnology platform market;
●	failure to maintain, protect and defend our intellectual property rights;
●	changes in government laws and regulations, including laws governing intellectual property, and the enforcement thereof affecting our business;
●	difficulties with performance of third parties we will rely on for our business growth;
●	difficulties developing and sustaining relationships with commercial counterparties;
●	OmniAb may not be able to engage in certain transactions and equity issuances following the Distribution; and
●	OmniAb may have certain indemnification obligations to Ligand under the Tax Matters Agreement.

Should one or more of these risks or uncertainties materialize, or should any of APAC’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. None of APAC, Ligand or OmniAb undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any APAC shareholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the extraordinary general meeting, such shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus/information statement may adversely affect APAC.

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to APAC’s shareholders. APAC urges shareholders to read this proxy statement/prospectus/information statement, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting.

Q:	How do I attend the meeting virtually?
A:

The extraordinary general meeting will be accessible virtually via a live webcast at [●].com, at [●], Eastern Time, on [●], 2022. To participate in the virtual meeting, including the voting of shares, APAC shareholders of record will need (a) the 16-digit control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or (b) to obtain a proxy form from their broker, bank or other nominee.

The extraordinary general meeting webcast will begin promptly at [●], Eastern Time. APAC shareholders are encouraged to access the extraordinary general meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

Q:	Can I attend the extraordinary general meeting in person?
A:

Yes. APAC shareholders will be able to attend the extraordinary general meeting in person, which will be held on [●], 2022, at [●], Eastern Time, at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, NY 10153. However, given the ongoing global pandemic, APAC encourages its shareholders to attend via live webcast on the Internet.

Q:	Why am I receiving this proxy statement/prospectus/information statement?
A:

You are receiving these materials because you are a shareholder of record or a beneficial holder of APAC on [●], the record date (the “APAC Record Date”) for the extraordinary general meeting. APAC and Ligand have agreed to combine Ligand’s OmniAb Business with APAC in a series of transactions subject to the terms and conditions of the Separation Agreement, the Merger Agreement and the other Transaction Documents. Copies of the Separation Agreement and the Merger Agreement are attached as Annexes B and A, respectively. APAC shareholders are being asked to consider and vote upon a proposal to approve the Business Combination and a number of other proposals. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal” for more detail.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT IN ITS ENTIRETY, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF APAC AND OMNIAB.

Q:	What are the transactions described in this document?
A:

On March 23, 2022, APAC, Ligand, OmniAb and Merger Sub entered into the Merger Agreement, and, on the same day, APAC, Ligand and OmniAb entered into the Separation Agreement. These agreements provide for Ligand to combine the OmniAb Business with APAC in a transaction commonly referred to as a “Reverse Morris Trust” transaction. The principal transactions to effect the Business Combination include the following:

●	Domestication. APAC’s jurisdiction of incorporation will be changed by its deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware at least one (1) business day prior to the consummation of the Merger. In connection with the consummation of the Domestication, APAC will change its name to “OmniAb, Inc.” As a result of and upon the effective time of the Domestication, (1) each then issued and outstanding APAC Class A Ordinary Share, will convert automatically, on a one-for-one basis, into a share of New OmniAb Common Stock, (2) each then issued and outstanding APAC Class B Ordinary Share will convert automatically, on a one-for-one basis, into a share of New OmniAb Common Stock, (3) each then issued and outstanding APAC Warrant will convert automatically into a New OmniAb Warrant pursuant to the Warrant Agreement, and (4) each then issued and outstanding APAC Unit, will separate and convert automatically into one share of New OmniAb Common Stock and one-third of one New OmniAb Warrant.
●	Separation. Ligand will transfer the OmniAb Business, including certain related subsidiaries of Ligand, to OmniAb and make a contribution to the capital of OmniAb of $15,000,000 less certain transaction and other expenses.
●	Distribution. Following the Separation and on the day of the Merger described below, Ligand will distribute to Ligand stockholders 100% of the OmniAb Common Stock.
●	A&R Forward Purchase Agreement. New OmniAb will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000, with such purchases to be consummated following the Domestication and prior to the Merger.
●	Redemption Backstop. The Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds to be available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000.
●	Merger. Following the above steps, Merger Sub will merge with and into OmniAb, with OmniAb continuing as the surviving company in the Merger and a wholly-owned subsidiary of New OmniAb. As a result of the Merger, the existing shares of OmniAb common stock will automatically convert into the right to receive shares of New OmniAb Common Stock.

New OmniAb, which will be the parent entity of OmniAb after the Merger, will be renamed to “OmniAb, Inc.,” effective as of the consummation of the Domestication (and after OmniAb has changed its name to “OmniAb Operations, Inc.”). New OmniAb Common Stock will be listed on Nasdaq under the trading symbol “OABI.”

Q:	What is a Reverse Morris Trust transaction?
A:

A Reverse Morris Trust transaction allows a parent company (in this case, Ligand) to distribute all of the stock of a subsidiary (in this case, OmniAb) and combine it with an acquirer (in this case, APAC). The first step of such a transaction is a distribution of the subsidiary’s stock to the parent company stockholders (in this case, Ligand’s distribution of the stock of OmniAb to the Ligand stockholders in the Distribution) in a transaction that is generally tax-free under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). The distributed subsidiary then combines with a third party (in this case, APAC through the Merger) in a reorganization that is generally tax-free under Section 368 of the Code. Such a transaction can qualify as generally tax-free for U.S. federal income tax purposes for the parent company and its stockholders if the transaction structure meets all applicable requirements, including that the parent company stockholders own more than 50% of the stock of the combined entity immediately after the combination.

For information about the material U.S. federal income tax consequences of the Distribution and the Merger that are relevant to Ligand stockholders, see “Material U.S. Federal Income Tax Consequences to Ligand Stockholders of the Distribution and Merger.”

Q:	What will happen in the Separation?
A:

Ligand and certain of Ligand’s subsidiaries will engage in a series of transactions so that Ligand’s OmniAb Business is held by OmniAb and its subsidiaries and is separated from the remainder of Ligand’s businesses. See “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Separation Agreement.”

Q:	What will happen in the Distribution?
A:	After the Separation, Ligand will distribute to its stockholders all of the issued and outstanding shares of OmniAb Common Stock held by Ligand by way of a pro rata distribution.

Ligand will effect the Distribution by way of a spin-off. In a spin-off, the Ligand Board will establish a record date and a distribution date. Each share of Ligand Common Stock outstanding as of the Ligand Record Date for the Distribution will entitle its holder to receive one share of OmniAb Common Stock. Based on approximately [●] shares of Ligand Common Stock outstanding as of [●], 2022 and applying the Distribution ratio of 1:1, OmniAb expects that a total of approximately [●] shares of OmniAb Common Stock will be distributed to Ligand stockholders and no shares of OmniAb Common Stock will continue to be owned by Ligand. The Distribution will be effected by Ligand delivering to the distribution agent a book-entry authorization representing the shares of OmniAb Common Stock being distributed in the Distribution for the account of Ligand’s stockholders. The distribution agent will hold such book-entry shares for the account of OmniAb’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The shares of OmniAb Common Stock will not be transferrable prior to the exchange of such shares for the shares of New OmniAb Common Stock pursuant to the Merger. See “The Separation and Distribution.”

Q:	What will happen in the Merger?
A:

Immediately following the Distribution, OmniAb and Merger Sub will engage in a reverse triangular merger, in which Merger Sub will merge with and into OmniAb, with OmniAb surviving as a direct, wholly-owned subsidiary of APAC. In the Merger, each share of OmniAb Common Stock will be automatically converted into the right to receive shares of New OmniAb Common Stock.

Q:	Will the Distribution and the Merger occur on the same day?
A:	Yes, the Merger will occur on the same day and immediately following the Distribution.
Q:	Who will serve on the New OmniAb Board following the Closing?
A:	The Merger Agreement provides that, as of the Closing, the New OmniAb Board will consist of seven (7) members:
●	John L. Higgins;
●	Sarah Boyce;
●	Jennifer Cochran, Ph.D;
●	Sunil Patel;
●	Carolyn Bertozzi, Ph.D;
●	Matthew W. Foehr; and
●	[●].

See “Management of New OmniAb after the Business Combination.”

Q:	Who will manage New OmniAb after the Closing?
A:	The Merger Agreement provides that, as of the Closing:
●	Matthew W. Foehr, the current Chief Operating Officer of Ligand, will become President and Chief Executive Officer of New OmniAb;
●	Kurt Gustafson will become Executive Vice President, Finance and Chief Financial Officer of New OmniAb; and
●	Charles S. Berkman, the current Senior Vice President, General Counsel and Secretary of Ligand, will become Chief Legal Officer and Secretary of New OmniAb.
Q:	Is the completion of the Merger subject to any conditions?
A:

Yes. The respective obligations of each party to effect the Closing of the Business Combination are subject to the fulfillment (or, to the extent permitted by applicable law, waiver) of certain conditions specified in the Merger Agreement. See “Shareholder Proposal No. 1 — The Business Combination—Summary of the Merger Agreement — Conditions to Closing.”

Q:	Has Ligand set the Ligand Record Date for the Distribution?
A:

No. Ligand will publicly announce the Ligand Record Date for the Distribution when it has been determined. This announcement will be made prior to the completion of the Separation, the Distribution and the Merger.

Q:	What do Ligand stockholders need to do to participate in the Distribution?
A:

Ligand stockholders as of the Ligand Record Date are not required to take any action to receive OmniAb Common Stock in the Distribution, but they are urged to read this entire proxy statement/prospectus/information statement carefully. No Ligand stockholder approval of the Distribution is required, and Ligand stockholders are not being asked for a proxy. Ligand stockholders also do not need to pay any consideration, exchange or surrender their existing shares of Ligand Common Stock or take any other action to receive the shares of OmniAb Common Stock to which they are entitled. The Distribution will not affect the number of outstanding shares of Ligand Common Stock or any rights of Ligand stockholders, although it will affect the market value of each outstanding share of Ligand Common Stock.

Q:	What are holders of the Ligand Convertible Notes entitled to in the Distribution?
A:

Holders of the Ligand Convertible Notes are not entitled to participate in the Distribution solely by virtue of their holding these notes. Such holders will participate only if they have exercised their conversion rights under their notes and received Ligand Common Stock prior to the Ligand Record Date for the Distribution. If holders of the Ligand Convertible Notes have exercised their conversion rights and received Ligand Common Stock prior to the Ligand Record Date for the Distribution, they will be entitled to participate in the Distribution in the same manner as any other holder of Ligand Common Stock. For a more detailed description, see “The Separation and Distribution.”

Q:	How will shares of New OmniAb Common Stock be issued?
A:

Ligand stockholders will receive shares of New OmniAb Common Stock through the same or substantially similar channels that they currently use to hold or trade Ligand Common Stock (whether through a brokerage account, 401(k) plan or other channel). Receipt of shares of New OmniAb Common Stock will be documented for Ligand stockholders in substantially the same manner that stockholders typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

The Distribution of OmniAb Common Stock will be effected by Ligand delivering to the distribution agent, Computershare Trust Company, N.A. (“Computershare”), a book-entry authorization representing the shares of OmniAb Common Stock being distributed in the Distribution for the account of Ligand’s stockholders. The distribution agent will hold such book-entry shares for the account of OmniAb’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The shares of OmniAb Common Stock will not be transferrable prior to the exchange of such shares for the shares of New OmniAb Common Stock pursuant to the Merger. See “The Separation and Distribution.” Immediately thereafter, as a result of and upon the Closing of the Merger, each outstanding share of OmniAb Common Stock (other than Treasury Shares) will be cancelled in exchange for the right to receive a number of shares of New OmniAb Common Stock equal to the Base Exchange Ratio, and a number of OmniAb Earnout Shares equal to the Earnout Exchange Ratio. Computershare, as exchange agent, will electronically distribute shares of New OmniAb Common Stock and OmniAb Earnout Shares to holders of Ligand Common Stock on the Ligand Record Date or to the stockholders brokerage firm on the stockholders’ behalf by way of direct registration in book-entry form. Computershare will mail the stockholders a book-entry account statement that reflects their shares of New OmniAb Common Stock and OmniAb Earnout Shres, or the stockholders’ bank or brokerage firm will credit their account for such shares. OmniAb Earnout Shares may not be transferred until the applicable OmniAb Triggering Event has occurred. See “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Merger Agreement — Merger Consideration.”

Q:	What will happen to the listing of Ligand Common Stock?
A:	After the Distribution, Ligand Common Stock will continue to trade on Nasdaq under the symbol “LGND.” Holders of Ligand Common Stock will retain all their shares of Ligand Common Stock.
Q:	Will the Distribution affect the market price of shares of Ligand Common Stock?
A:

Yes. As a result of the Distribution, Ligand expects the trading price of shares of Ligand Common Stock immediately following the Distribution to be lower than the “regular-way” trading price of such shares immediately prior to the Distribution because the trading price will no longer reflect the value of the antibody discovery business. There can be no assurance that the aggregate market value of the Ligand Common Stock plus the pro rata portion of Aggregate Merger Consideration a Ligand stockholder is entitled to in the Merger, including the aggregate market value of New OmniAb Common Stock following the Distribution and Merger, will be higher or lower than the market value of Ligand Common Stock if the Distribution and Merger did not occur.

Q:

Will Ligand shareholders who sell their ordinary shares of Ligand shortly before the completion of the Distribution and Merger still be entitled to receive shares of OmniAb Common Stock with respect to the ordinary shares of Ligand that were sold?

A:

Ligand Common Stock is currently listed on Nasdaq under the ticker symbol “LGND.” It is currently expected that beginning not earlier than one business day before the Ligand Record Date to be established for the Distribution, and continuing through the Closing, there will be two markets in Ligand Common Stock on Nasdaq: a “regular way” market and an “ex-distribution” market.

●	If a Ligand shareholder sells Ligand Common Stock in the “regular way” market under the symbol “LGND” during this time period, that Ligand shareholder will be selling both his or her ordinary shares of Ligand and the right to receive shares of OmniAb Common Stock that will be converted into shares of New OmniAb Common Stock, and cash in lieu of fractional shares (if any), at the Closing. Ligand shareholders should consult their brokers before selling their ordinary shares of Ligand in the “regular way” market during this time period to be sure they understand the effect of the Nasdaq “due-bill” procedures.
●	If a Ligand shareholder sells Ligand Common Stock in the “ex-distribution” market during this time period, that Ligand shareholder will be selling only his or her Ligand Common Stock, and will retain the right to receive shares of OmniAb Common Stock that will be converted into shares of New OmniAb Common Stock, and cash in lieu of fractional shares (if any), at the Closing.

After the Closing, Ligand Common Stock will no longer trade in the “ex-distribution” market, and Ligand Common Stock that is sold in the “regular way” market will no longer reflect the right to receive shares of OmniAb Common Stock that will be converted into shares of New OmniAb Common Stock, and cash in lieu of fractional shares (if any), at the Closing. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described in “Material U.S. Federal Income Tax Consequences to Ligand Stockholders of the Distribution and Merger.”

Q:	What are the material U.S. federal income tax consequences to Ligand stockholders resulting from the Distribution and the Merger?
A:

Ligand stockholders are not expected to recognize any gain or loss as a result of the Distribution and the Merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional shares of stock pursuant to the Distribution or Merger. The material U.S. federal income tax consequences of the Distribution and the Merger that are relevant to Ligand stockholders are described in more detail under “Material U.S. Federal Income Tax Consequences to Ligand Stockholders of the Distribution and Merger.” Ligand shareholders should consult their own tax advisors for a full understanding of the tax consequences to them of the Distribution and the Merger.

Q:	What are the material U.S. federal income tax consequences to APAC shareholders resulting from the Distribution and the Merger?
A:

APAC shareholders are not expected to recognize any gain or loss as a result of the Distribution or the Merger. APAC shareholders should consult their own tax advisors for a full understanding of the tax consequences to them of the Distribution and the Merger. The material U.S. federal income tax consequences to APAC shareholders are described under “Material U.S. Federal Income Tax Consequences to APAC Shareholders.”

Q:	Does Ligand have to pay anything to APAC if the Merger Agreement is terminated?
A:

In the event that the Merger Agreement is terminated by Ligand in connection with its entering into a definitive agreement in respect of a Ligand Acquisition Proposal, concurrently with such termination, Ligand shall be obligated to pay APAC a termination fee of (i) if terminated within 60 days of the date of the Merger Agreement, $40,000,000, (ii) if terminated between 61 and 120 days after the date of the Merger Agreement, $50,000,000, and (iii) if terminated between 121 and 180 days after the date of the Merger Agreement, $70,000,000 (each such amount, the “Termination Fee”), by wire transfer of immediately available funds to an account designated by APAC in writing, and, in addition to payment of the Termination Fee, Ligand also shall pay the APAC Expenses (the “APAC Expenses Reimbursement”) by wire transfer of immediately available funds to an account designated by APAC in writing no later than two business days after the date on which APAC delivers to Ligand a written invoice for the APAC Expenses. As used in this subsection, “APAC Expenses” means the amount of all reasonable and documented out-of-pocket fees and expenses, but not to exceed $7,500,000, incurred or paid by APAC and its affiliates in connection with the Merger Agreement and the Business Combination, including fees and expenses of law firms, accounting firms, financial advisors, outside experts and consultants. For a discussion of the circumstances under which Ligand may have to pay a termination fee, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Merger Agreement — Termination Fees and Expenses Payable in Certain Circumstances.” The A&R FPA also provides that in the event the Merger Agreement is terminated by Ligand under circumstances in which the Termination Fee would be payable under the Merger Agreement, Ligand shall pay the Sponsor a termination fee of $12,500,000 in connection therewith. The A&R FPA is attached to this proxy statement/prospectus/information statement as Annex D.

Q:	What proposals are shareholders of APAC being asked to vote upon?
A:	At the extraordinary general meeting, APAC is asking holders of ordinary shares to consider and vote upon:
●	a proposal to approve by special resolution and adopt (i) the Merger Agreement, (ii) the Transaction Documents and (iii) each of the transactions contemplated thereby, in each case, in accordance with the terms and subject to the conditions set forth in the Merger Agreement and such Transaction Documents, as more fully described elsewhere in this proxy statement/prospectus/information statement;
●	a proposal to adopt and approve by special resolution the Domestication and change in the jurisdiction of incorporation of APAC from the Cayman Islands to the State of Delaware;
●	a proposal to approve by special resolution and adopt the Proposed Certificate of Incorporation and the Proposed Bylaws of APAC in connection with the Domestication, and the change of its name from APAC to OmniAb, Inc.;
●	proposals to approve, on a non-binding advisory basis, certain material differences between APAC’s Amended and Restated Memorandum and Articles of Association and the Proposed Certificate of Incorporation and Proposed Bylaws;

●	a proposal to approve by ordinary resolution the election of seven directors to serve staggered terms, who, upon consummation of the Merger, will be the directors of New OmniAb;
●	a proposal to approve by ordinary resolution the OmniAb, Inc. 2022 Incentive Award Plan as described by the Employee Matters Agreement;
●	a proposal to approve by ordinary resolution the OmniAb, Inc. 2022 Employee Stock Purchase Plan as described by the Employee Matters Agreement; and
●	a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes present to constitute a quorum or for the approval of one or more proposals at the extraordinary general meeting.

If APAC’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. See “Shareholder Proposal No. 1 — The Business Combination Proposal,” “Shareholder Proposal No. 2 — The Domestication Proposal,” “Shareholder Proposal No. 3 — The Organizational Documents Proposal,” “Shareholder Proposal No. 4 — The Non-Binding Governance Proposals,” “Shareholder Proposal No. 5 — The Stock Issuance Proposal,” “Shareholder Proposal No. 6 — The Incentive Plan Proposal,” “Shareholder Proposal No. 7 — The ESPP Proposal,” “Shareholder Proposal No. 8 — The Director Election Proposal” and “Shareholder Proposal No. 9 — The Adjournment Proposal.”

APAC will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus/information statement contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of APAC should read it carefully.

After careful consideration, the APAC Board has determined that the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Non-Binding Governance Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of APAC and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal—Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Are the proposals conditioned on one another?
A:

Yes. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the others. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus/information statement. The Non-Binding Governance Proposals are comprised of non-binding advisory proposals.

Q:	Why is APAC proposing the Business Combination?
A:	APAC was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Based on our due diligence investigations of OmniAb, the management of OmniAb and the industry in which it operates, including the financial and other information provided by OmniAb in the course of these due diligence investigations, the APAC Board believes that the Business Combination with OmniAb is in the best interests of APAC and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “Shareholder Proposal No. 1 — The Business Combination Proposal—The APAC Board’s Reasons for the Business Combination” for additional information.

Although the APAC Board believes that the Business Combination with OmniAb presents an attractive business combination opportunity and is in the best interests of APAC and its shareholders, the APAC Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal—The APAC Boards’ Reasons for the Business Combination,” as well as in the sections entitled “Risk Factors.”

Q:	What will OmniAb stockholders receive in return for APAC’s acquisition of all of the issued and outstanding equity interests of OmniAb?
A:

Common Stock.     As a result of and upon the Closing, among other things, each outstanding share of OmniAb Common Stock (other than Treasury Shares), will be cancelled upon the Effective Time in exchange for the right to receive a number of shares of New OmniAb Common Stock equal to the Base Exchange Ratio. For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Merger Agreement — Merger Consideration.”

Earnout Shares.     In addition, as a result of and upon the Closing, among other things, each outstanding share of OmniAb Common Stock (other than Treasury Shares), will be cancelled upon the Effective Time in exchange for the right to receive a number of OmniAb Earnout Shares equal to the Earnout Exchange Ratio. Holders of OmniAb Common Stock and equity awards will receive earnout consideration in the form of an additional 15,000,000 OmniAb Earnout Shares, all of which will be automatically forfeited for no consideration if an applicable OmniAb Triggering Event has not occurred with respect to such OmniAb Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing.

The total number of shares of New OmniAb Common Stock to be received by OmniAb’s stockholders or reserved for issuance pursuant to the New OmniAb Equity Awards into which OmniAb Equity Awards are to be converted will be equal to the Aggregate Merger Consideration. In addition to the Aggregate Merger Consideration, holders of OmniAb Common Stock and equity awards will also receive earnout consideration in the form of the OmniAb Earnout Shares. For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Merger Agreement — Merger Consideration.”

Equity Awards.     In addition, all (i) OmniAb Options, (ii) OmniAb RSUs and (iii) OmniAb PSUs, in each case, that are outstanding as of immediately prior to the Effective Time, will be converted into such number of (a) New OmniAb Options, (b) New OmniAb RSUs and (c) New OmniAb PSUs, respectively, in each case, equal to (1) the number of shares of OmniAb Common Stock underlying such OmniAb Equity Awards immediately prior to the Effective Time multiplied by (2) the Base Exchange Ratio. Each holder of an OmniAb Option, OmniAb RSU and/or OmniAb PSU will also receive a number of OmniAb Earnout Shares equal to the number of shares of OmniAb Common Stock underlying such OmniAb Options, OmniAb RSUs and/or OmniAb PSUs, as applicable, multiplied by the Earnout Exchange Ratio, and the exercise price of each outstanding New OmniAb Option will be equal to the exercise price of the pre-conversion OmniAb Option divided by the Base Exchange Ratio. For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Consideration, Treatment of OmniAb Options, OmniAb RSUs and OmniAb PSUs.”

Q:	What equity stake will current APAC shareholders and OmniAb stockholders (after the Distribution) hold in New OmniAb immediately after the consummation of the Business Combination?
A:

As of the date of this proxy statement/prospectus/information statement, there are 28,750,000 ordinary shares of APAC issued and outstanding, which include the 5,750,000 founder shares held by the Sponsor (including APAC’s directors) and the 23,000,000 public shares. As of the date of this proxy statement/prospectus/information statement, there are outstanding an aggregate of 15,900,000 APAC Warrants, which include the 8,233,333 APAC Private Placement Warrants held by the Sponsor and the 7,666,667 APAC Public Warrants. Each whole warrant entitles the holder thereof to purchase one APAC Class A Ordinary Share and, following the Domestication, will entitle the holder thereof to purchase one share of New OmniAb Common Stock. Therefore, as of the date of this proxy statement/prospectus/information statement (without giving effect to the Business Combination), the APAC fully diluted share capital is 44,650,000. It is anticipated that, following the Business Combination, (1) APAC’s public shareholders are expected to own approximately 18.0% of the outstanding shares of New OmniAb Common Stock, (2) OmniAb stockholders (without taking into account any public shares held by OmniAb stockholders prior to the consummation of the Business Combination) are expected to own approximately 76.3% of the outstanding shares of New OmniAb Common Stock and (3) the Sponsor and related parties are expected to collectively own approximately 5.7% of the outstanding shares of New OmniAb Common Stock. These percentages (i) assume (a) that no public shareholders exercise their redemption rights in connection with the Business Combination, (b) that New OmniAb issues 97,431,885 shares of New OmniAb Common Stock to former stockholders of OmniAb as of immediately prior to the Effective Time and (c) that New OmniAb issues 1,500,000 shares of New OmniAb Common Stock to the Sponsor pursuant to the Forward Purchase, (ii) exclude all New OmniAb Options that may be exercisable for shares of New OmniAb Common Stock, New OmniAb RSUs and New OmniAb PSUs, (iii) include the OmniAb Earnout Shares and (iv) exclude the impact of any New OmniAb Warrants that will be outstanding following the Business Combination (we refer to this set of assumptions as the “no redemption scenario”). If the actual facts are different from the no redemption scenario, the percentage ownership of New OmniAb held by such constituencies will be different.

The following table illustrates varying ownership levels in New OmniAb immediately following the consummation of the Business Combination based on the no redemption scenario and, alternatively (i) based on the assumption that 11,500,000 APAC Class A Ordinary Shares are redeemed in connection with the Business Combination at approximately $10.25 per share (we refer to this set of assumptions as the “50% redemption scenario”) and (ii) based on the assumption that 23,000,000 APAC Class A Ordinary Shares are redeemed in connection with the Business Combination at approximately $10.25 per share, and the Sponsor funds $100,000,000 pursuant to the Redemption Backstop provided for in the A&R FPA (we refer to this set of assumptions as the “maximum redemption scenario”). Please see “Risk Factors — Risks Related to Redemption” for additional information.

	Share Ownership in New OmniAb
	No Redemption Scenario		50% Redemption Scenario(1)		Maximum Redemption Scenario(2)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
APAC’s public shareholders	23,000,000	18.0%	11,500,000	9.9%	—	0.0%
Sponsor and related parties(3)(4)(6)	7,250,000	5.7%	7,250,000	6.2%	17,250,000	15.0%
OmniAb (Ligand) stockholders(5)(6)	97,431,885	76.3%	97,431,885	83.9%	97,431,885	85.0%

Total(7)(8)	127,681,885	100.0%	116,181,885	100.0%	114,681,885	100.0%
(1)	Assumes redemptions of 11,500,000 APAC Class A Ordinary Shares in connection with the Business Combination.
(2)	Assumes redemptions of 23,000,000 APAC Class A Ordinary Shares in connection with the Business Combination.
(3)	Includes 5,750,000 Class B Ordinary Shares that will be converted in New OmniAb Common Stock. The Sponsor Earnout Shares were included in the pro forma capitalization as, during the Earnout Period, holders of the Sponsor Earnout Shares are entitled to vote such Sponsor Earnout Shares and receive dividends and other distribution in respect thereof, pursuant to the Sponsor Insider Agreement.
(4)	Pursuant to the A&R FPA, includes 1,500,000 shares of New OmniAb Common Stock purchased by the Sponsor in the Forward Purchase in the no redemption and maximum redemption scenarios and 10,000,000 New OmniAb Common Stock purchased by the Sponsor in the Redemption Backstop in the maximum redemption scenario.

(5)	Includes 15,000,000 OmniAb Earnout Shares as, during the Earnout Period, OmniAb Earnout Shares are entitled to exercise the voting rights carried by such Earnout Shares and receive any dividends or other distributions in respect of such OmniAb Earnout Shares.
(6)	The table below sets forth the share ownership in New OmniAb assuming that the Sponsor Earnout Shares and the OmniAb Earnout Shares are forfeited according to their terms:

	Share Ownership in New OmniAb
	No Redemption Scenario		50% Redemption Scenario		Maximum Redemption Scenario

	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
APAC’s public shareholders	23,000,000	20.8%	11,500,000	11.6%	—	0.0%
Sponsor and related parties	5,333,333	4.8%	5,333,333	5.4%	16,052,083	16.3%
OmniAb (Ligand) stockholders	82,431,885	74.4%	82,431,885	83.0%	82,431,885	83.7%

Total	110,765,218	100.0%	99,265,218	100.0%	98,483,968	100.0%
(7)	The table excludes the following:
●	10,636,952 unexercised OmniAb stock options;
●	793,628 OmniAb RSUs and OmniAb PSUs;
●	7,666,667 unexercised APAC Public Warrants;
●	8,233,333 unexercised APAC Private Placement Warrants;
●	1,666,667 unexercised APAC Warrants issued in the Forward Purchase; and
●	1,666,667 unexercised APAC Warrants issued in the Backstop Redemption in the maximum redemption scenario.
(8)	If all of the Sponsor’s APAC Warrants are exercised, which include the 8,233,333 APAC Private Placement Warrants, the 1,666,667 APAC Warrants issued in the Forward Purchase and the 1,666,667 APAC Warrants issued in the Backstop Redemption in the maximum redemption scenario, Sponsor would own: (1) approximately 12.5% of the shares of New OmniAb in the no redemption scenario, (2) approximately 13.6% of the shares of New OmniAb in the 50% redemption scenario or (3) approximately 22.8% of the shares of New OmniAb in the maximum redemption scenario.

For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Consideration.”

Q:	How has the announcement of the Business Combination affected the trading price of the APAC Class A Ordinary Shares?
A:

On March 22, 2022, the last trading date before the public announcement of the execution of the Merger Agreement, the reported closing price on Nasdaq of the APAC Units, APAC Class A Ordinary Shares and APAC Public Warrants was $10.14, $10.01 and $0.30, respectively. On [●], 2022, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement, the reported closing price on Nasdaq of the APAC Units, APAC Class A Ordinary Shares and APAC Public Warrants was $[●], $[●] and $[●], respectively.

Q:	Will APAC and OmniAb obtain new financing in connection with the Business Combination?
A:

Yes. The Sponsor has agreed to purchase in the aggregate 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for $15,000,000 of gross proceeds, or $10.00 per share of New

OmniAb Common Stock, in the Forward Purchase. Ligand has agreed to contribute $15,000,000 (less certain transaction and other expenses) to OmniAb prior to the Distribution pursuant to the Separation Agreement.

In addition, the Sponsor has agreed to purchase in the aggregate up to 10,000,000 shares of New OmniAb Common Stock, for up to $100,000,000, or $10.00 per share of New OmniAb Common Stock, in the Redemption Backstop as well as up to an additional 1,666,667 New OmniAb Warrants. The number of shares to be purchased in the Redemption Backstop, if any, will be in an amount sufficient to backstop redemptions by public shareholders in the event shareholder redemptions would result in less than $100,000,000 of cash proceeds being available to the combined company following the Business Combination from APAC’s trust account. The Forward Purchase is contingent upon, among other things, the Closing. See “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Ancillary Agreements — Amended and Restated Forward Purchase Agreement.”

Q:	Why is APAC proposing the Domestication?
A:

The APAC Board believes that there are significant advantages to us that will arise as a result of a change of APAC’s domicile to Delaware. Further, the APAC Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The APAC Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of APAC and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in the section entitled “Shareholder Proposal No. 2 — The Domestication Proposal—Reasons for the Domestication.” To effect the Domestication, APAC will file the documents required pursuant to the Cayman Islands Companies Act with the Cayman Islands Registrar of Companies, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware.

Q:	Will the Domestication and the Merger occur on the same day?
A:	No. The Domestication will occur on or prior to the business day immediately prior to the Merger.
Q:	What changes will be made to the current constitutional documents of APAC?
A:

APAC’s shareholders are being asked to consider and vote upon a proposal to approve the replacement of APAC’s Cayman Constitutional Documents under the Cayman Islands Companies Act with the Proposed Organizational Documents under the DGCL, which will be materially modified from the Cayman Constitutional Documents in the following respects:

●	change the purpose of New OmniAb to engage in “any lawful act or activity for which a corporation may be organized under the DGCL;
●	provide that the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of New OmniAb Common Stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal the Proposed Bylaws and the provisions in the Proposed Certificate of Incorporation related to Directors, Indemnification and Limitation on Liability of Directors, Forum Selection and Amendments;
●	change the name of APAC to “OmniAb, Inc.,” delete the provisions relating to APAC’s status as a blank check company and retain the default of perpetual existence under the DGCL;
●	change the authorized shares of all classes of capital stock to 1,100,000,000 shares, consisting of 1,000,000,000 shares of New OmniAb Common Stock and 100,000,000 shares of preferred stock;
●	adopt Delaware as the exclusive forum for certain stockholder litigation that could be brought in the future against New OmniAb and its directors; and
●	classify the OmniAb board of directors into three (3) classes, with only one class of directors being elected in each year and each class serving a three (3)-year term.

See “Shareholder Proposal No. 3 — The Organizational Documents Proposal” for additional information.

Q:	How will the Domestication affect my APAC ordinary shares, warrants and units?
A:

As a result of and upon the effective time of the Domestication, (1) each then issued and outstanding APAC Class A Ordinary Share will convert automatically, on a one-for-one basis, into a share of New OmniAb Common Stock, (2) each then issued and outstanding APAC Class B Ordinary Share will convert automatically, on a one-for-one basis, into a share of New OmniAb Common Stock; (3) each then issued and outstanding APAC warrant will convert automatically into a New OmniAb Warrant, pursuant to the Warrant Agreement and (4) each then issued and outstanding unit of APAC that has not been previously separated into the underlying APAC Class A Ordinary Share and underlying fractional APAC Warrant upon the request of the holder thereof, will be separated and will entitle the holder thereof to one share of New OmniAb Common Stock and one-third of one New OmniAb Warrant. See “Shareholder Proposal No. 2 — The Domestication Proposal” for additional information.

Q:	What are the material U.S. federal income tax consequences of the Domestication?
A:

As discussed more fully under “Material U.S. Federal Income Tax Consequences to APAC Shareholders,” the Domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences to APAC Shareholders”) of APAC Public Securities on the date of the Domestication may be subject to Section 367(b) of the Code, which applies to the domestication of a foreign corporation in a reorganization, and imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would generally otherwise be tax-deferred. As a result:

●	A U.S. Holder who beneficially owns (actually or constructively) APAC Class A Ordinary Shares with a fair market value totaling $50,000 or more but who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of APAC shares entitled to vote and less than 10% of the total value of all classes of APAC shares generally should recognize gain (but not loss) on the exchange of APAC Class A Ordinary Shares for New OmniAb Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the all “earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to such U.S. Holder’s APAC Class A Ordinary Shares, provided certain other requirements are satisfied; and
●	A U.S. Holder who beneficially owns (actually or constructively) APAC Class A Ordinary Shares with a fair market value totaling less than $50,000 on the date of the Domestication generally should not be required to recognize any gain or loss or include any part of APAC’s all “earnings and profits amount” in income.

APAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

If APAC were to be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, certain U.S. Holders may be subject to adverse tax consequences as a result of the Domestication. As discussed more fully below under the caption “Material U.S. Federal Income Tax Consequences to APAC Shareholders— Passive Foreign Investment Company Rules,” because APAC is a blank check company with no current active business, it is possible the IRS could assert that APAC is a PFIC.

If finalized in their proposed form, proposed Treasury Regulations may require taxable gain recognition by a U.S. Holder with respect to its exchange of APAC Class A Ordinary Shares for New OmniAb Common Stock pursuant to the Domestication if APAC were classified as a PFIC at any time during such U.S. Holder’s holding period for such APAC Class A Ordinary Shares. The tax on any such recognized gain would be imposed based on a complex set of computational rules. Such rules are discussed more fully below under “Material U.S. Federal Income Tax Consequences to APAC Shareholders.” However, a U.S. Holder may be able to avoid the PFIC gain and certain other tax consequences associated with PFIC status with respect to its APAC Class A Ordinary Shares if such U.S. Holder either (i) is eligible to and makes a timely and valid QEF Election (as defined and described below under “Material U.S. Federal Income Tax Consequences to APAC Shareholders”) in the first taxable year in which such U.S. Holder held (or was deemed to hold) APAC Class A Ordinary Shares and in which APAC was classified as a PFIC or (ii) makes a Mark-to-Market Election (as described below under “Material U.S. Federal Income Tax Consequences to APAC Shareholders”) with respect to such U.S. Holder’s APAC Class A Ordinary Shares.

Additionally, the Domestication is not expected to result in material U.S. federal income tax consequences to Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences to APAC Shareholders”) of APAC Public Securities. However, Non-U.S. Holders may become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid (or deemed paid) in respect of such Non-U.S. Holder’s New OmniAb Common Stock after the Domestication.

The rules governing the U.S. tax treatment of the Domestication are complex and will depend on a Holder’s particular circumstances. All Holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including without limitation the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see “Material U.S. Federal Income Tax Consequences to APAC Shareholders.”

Q:	Do I have redemption rights?
A:

If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus/information statement. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash. The Sponsor has agreed to waive its redemption rights with respect to all of the founder shares in connection with the consummation of the Business Combination. The founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:	Will how I vote affect my ability to exercise redemption rights?
A:

No. You may exercise your redemption rights whether you vote your APAC Class A Ordinary Shares for or against or abstain from voting on the Business Combination Proposal or any other proposal to be voted upon at the extraordinary general meeting. As a result, the Business Combination can be approved by shareholders who will redeem their shares and no longer remain shareholders.

Q:	How do I exercise my redemption rights?
A:	If you are a public shareholder and wish to exercise your right to redeem your public shares, you must:
(i)	(a) hold public shares, or (b) if you hold public shares through units, you must elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;
(ii)

submit a written request to Continental Stock Transfer & Trust (“Continental”), APAC’s transfer agent, in which you (i) request that New OmniAb redeem all or a portion of your New OmniAb Common Stock for cash, and (ii) identify yourself as the beneficial holder of the New OmniAb Common Stock and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, APAC’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, APAC’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, APAC’s transfer agent, directly and instruct them to do so.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of [●], 2022, this would have amounted to approximately $[●] per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of APAC’s creditors, if any, which could have priority over the claims of the public shareholders, regardless of whether such public shareholder votes or, if they do vote, irrespective of if they vote for or against the Business Combination Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote, irrespective of how you vote on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

An APAC shareholder may not withdraw a redemption request once submitted to APAC unless the APAC Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which the APAC Board may do in whole or in part). If you submit a redemption request to Continental, APAC’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request to withdraw the redemption request. You may make such request by contacting Continental, APAC’s transfer agent, at the phone number or address listed in see “Questions and answers – Q: Who can help answer my questions?”.

Any corrected or changed written exercise of redemption rights must be received by Continental, APAC’s transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, APAC’s agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, New OmniAb will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the Domestication and, accordingly, it is shares of New OmniAb Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?
A:

No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, APAC’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, APAC’s transfer agent, by 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:	What are the material U.S. federal income tax consequences of exercising my redemption rights?
A:

The receipt of cash by a Holder (as defined below in “Material U.S. Federal Income Tax Consequences to APAC Shareholders”) of New OmniAb Common Stock in redemption of such stock will be a taxable event for U.S. federal income tax purposes in the case of a U.S. Holder (as defined below in “Material U.S. Federal Income Tax Consequences to APAC Shareholders”) and may be a taxable event for U.S. federal income tax purposes in the case of a Non-U.S. Holder (defined below in “Material U.S. Federal Income Tax Consequences to APAC Shareholders”). Please see the discussion below under the caption “Material U.S. Federal Income Tax Consequences to APAC Shareholders —U.S. Federal Income Taxation of U.S. Holders—Redemption of New

OmniAb Stock” or “Material U.S. Federal Income Tax Consequences to APAC Shareholders —U.S. Federal Income Taxation of Non-U.S. Holders—Redemption of New OmniAb Stock,” as applicable, for additional information.

Additionally, because the Domestication will occur prior to the redemption of any Holder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “Material U.S. Federal Income Tax Consequences to APAC Shareholders.”

All Holders should consult with, and rely solely upon, their own tax advisors with respect to the U.S. federal income tax consequences of the transaction, including exercising such redemption rights.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?
A:

Following the closing of APAC’s initial public offering, an amount equal to $235,750,000 of the net proceeds from APAC’s initial public offering and the sale of the APAC Private Placement Warrants was placed in the trust account. As of April 21 2022, funds in the trust account totaled approximately $235,818,000 and were comprised entirely of cash, U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Business Combination), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of APAC’s obligation to redeem 100% of the public shares if it does not complete a business combination by February 12, 2023 and (3) the redemption of all of the public shares if APAC is unable to complete a business combination by February 12, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of New OmniAb public shares who properly exercise their redemption rights, to pay transaction fees and expenses associated with the Business Combination and for working capital and general corporate purposes of OmniAb following the Business Combination. See “Summary of the Proxy Statement/Prospectus/Information Statement—Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?
A:

Our public shareholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

The Merger Agreement provides that the obligations of the parties to consummate the Merger are conditioned on, among other things, that as of the Closing and, to the extent necessary, the Redemption Backstop shall have been consummated. If such condition is not met, and such condition is not waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, with fewer public shares and public shareholders, the trading market for our New OmniAb Common Stock may be less liquid than the market for our APAC Class A Ordinary Shares was prior to the Closing and we may not be able to continue to meet the listing standards for Nasdaq. With less funds available from the trust account, the working capital infusion from the trust account into New OmniAb’s business will be reduced. Further, in no event will we redeem public shares in an amount that would cause New OmniAb’s net tangible assets (as determined in accordance with Rule 3a5 1-1 (g)(1) of the Exchange Act) to be less than $5,000,001.

Q:	What conditions must be satisfied to complete the Business Combination?
A:

The Merger Agreement provides that the obligations of the parties to consummate the Merger are conditioned on, among other things, (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of required consents and approvals from certain governmental authorities, (iii) no agreement between Ligand or APAC and any governmental authority pursuant to which Ligand or APAC has agreed not to consummate the Business

Combination shall be in effect, (iv) no governmental authority of competent jurisdiction shall have enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transaction, (v) APAC shall have at least $5,000,001 of net tangible assets as of the Closing, (vi) the New OmniAb Common Stock issuable pursuant to the Business Combination shall have been approved for listing on Nasdaq, subject to official notice of issuance, (vii) Ligand, OmniAb, APAC and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior the Effective Time (viii) customary bring down conditions related to the accuracy of the parties’ respective representations and warranties in the Merger Agreement, (ix) the consummation of the Separation, the Distribution and the other transactions contemplated by the Separation Agreement, (x) each of APAC’s and OmniAb’s registration statements to be filed with the United States Securities and Exchange Commission shall have become effective, (xi) APAC’s shareholder approval of the Condition Precedent Proposals shall have been obtained and (xii) the receipt by Ligand and APAC of certain tax opinions. In addition, the respective obligations of OmniAb and Ligand to consummate the Business Combination is conditioned upon, among other items, the completion of the Forward Purchase and the Redemption Backstop, the resignation of all directors and all executive officers of APAC and the occurrence of the Domestication. APAC’s obligation to consummate the Business Combination is also conditioned on there having been no “Material Adverse Effect” on OmniAb since the date of the Merger Agreement.

For more information about conditions to the consummation of the Business Combination, see “Shareholder Proposal No. 1 — The Business Combination Proposal—The Merger Agreement.”

Q:	When do you expect the Business Combination to be completed?
A:	The Business Combination is expected to be completed in the third quarter of 2022.
Q:	Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?
A:	Neither APAC’s shareholders nor APAC’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.
Q:	Do I have dissenters’ rights or appraisal rights in connection with the proposed Business Combination and the proposed Merger?
A:	As APAC is not a constituent party to the Merger between Merger Sub and OmniAB, shareholders of APAC do not have dissenters’ rights in connection with the Merger under Cayman Islands law.

APAC’s warrant holders do not have appraisal rights in connection with the Business Combination or the Merger under the Cayman Islands Companies Act or under the DGCL.

Q:	What do I need to do now?
A:

APAC urges you to read this proxy statement/prospectus/information statement, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder of APAC. APAC’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus/information statement and on the enclosed proxy card.

Q:	How do I vote?
A:

The extraordinary general meeting will be held at [●], Eastern Time, on [●], 2022, at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, NY 10153 and via live webcast at [●].com, where you will be able to listen to the meeting live and vote during the meeting. If you are a holder of record of ordinary shares on the APAC Record Date for the extraordinary general meeting, you may vote at the extraordinary general meeting in person, via the virtual meeting platform or by submitting a proxy for the extraordinary general meeting, in any of the following ways, if available:

Vote by Mail: by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope. By signing the proxy card and returning it in the enclosed prepaid envelope to the specified address, you are authorizing the individuals named on the proxy card to vote your shares at the extraordinary general meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the extraordinary general meeting so that your shares will be voted if you are unable to attend the extraordinary general meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your ordinary shares will be voted as recommended by the APAC Board.

Vote by Internet: visit www. [●].com, 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time on [●], 2022 (have your proxy card in hand when you visit the website);

Vote by Phone: by calling toll-free (within the U.S. or Canada) [●] (have your proxy card in hand when you call); or

Vote at the extraordinary general meeting: you can attend the extraordinary general meeting in person or via the virtual meeting platform and vote during the meeting by following the instructions on your proxy card. You can access the extraordinary general meeting by visiting the website [●]. You will need your control number for access. Instructions on how to virtually attend and participate at the extraordinary general meeting are available at [●].

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee. In most cases you may vote by telephone or over the Internet as instructed.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus/information statement may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” A broker non-vote, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting.

Q:	When and where will the extraordinary general meeting be held?
A:

The extraordinary general meeting will be held on [●], 2022 at [●], Eastern Time, at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, NY 10153. Cayman Islands law requires there be a physical location for the meeting. However, given the ongoing global pandemic, APAC encourages its shareholders to attend, via live webcast at [●].com. To participate in the virtual meeting, an APAC shareholder of record will need the 16-digit control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The extraordinary general meeting webcast will begin promptly at [●], Eastern Time. APAC shareholders are encouraged to access the APAC extraordinary general meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

Q:	Who is entitled to vote at the extraordinary general meeting?
A:

APAC has fixed [●], 2022 as the APAC Record Date for the extraordinary general meeting. If you were a shareholder of APAC at the close of business on the APAC Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q:	How many votes do I have?
A:

APAC shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the APAC Record Date. As of the close of business on the APAC Record Date for the extraordinary general meeting, there were 23,000,000 APAC Class A Ordinary Shares issued and outstanding, and 5,750,000 APAC Class B Ordinary Shares issued and outstanding.

Q:	What constitutes a quorum?
A:

A quorum of APAC shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than one-third of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are in attendance in person or by proxy. As of the APAC Record Date for the extraordinary general meeting, 9,583,334 ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting?
A:	The following votes are required for each proposal at the extraordinary general meeting:
(i)	Business Combination Proposal: The approval of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
(ii)	Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. With respect to the Domestication Proposal, a holder of APAC Class B Ordinary Shares shall have ten votes for every APAC Class B Ordinary Share of which he or she is the holder and a holder of APAC Class A Ordinary Shares shall have one vote for every APAC Class A Ordinary Share of which he or she is the holder.
(iii)	Organizational Documents Proposal: The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
(iv)	Non-Binding Governance Proposals: The Non-Binding Governance Proposals are constituted of non-binding advisory proposals, and may be approved by ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
(v)	Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. With respect to the Director Election Proposal, only the holders of the APAC Class B Ordinary Shares are entitled to vote.
(vi)	Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vii)	Incentive Plan Proposal: The approval of the Incentive Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
(viii)	ESPP Proposal: The approval of the ESPP Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
(ix)	Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
Q:	What are the recommendations of the APAC Board?
A:

The APAC Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of APAC’s shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, and “FOR” all of the other proposals. The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal—Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	How does the Sponsor intend to vote its shares?
A:

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed to vote all the founder shares and any public shares purchased during or after APAC’s initial public offering in favor of the Business Combination. As of the date of this proxy statement/prospectus/information statement, the Sponsor (including APAC’s directors) owns 20% of the issued and outstanding ordinary shares.

The Sponsor and APAC’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or warrants in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of APAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor or APAC’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to (i) vote such shares in favor of the Business Combination proposed in other proposals to be voted upon at the extraordinary general meeting and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or (ii) ensure that APAC’s net tangible assets are at least $5,000,001, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of APAC Class A Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and APAC’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or APAC’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or APAC’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the Business Combination Proposal but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor and APAC’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by the Sponsor or APAC’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and APAC’s officers, directors and/or their affiliates will not make purchases of APAC Class A Ordinary Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal—Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	What happens if I sell my APAC ordinary shares before the extraordinary general meeting?
A:

The APAC Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable APAC Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:	May I change my vote after I have delivered my signed proxy card or voting instruction card?
A:

Yes. If you are a shareholder of record of APAC ordinary shares as of the close of business on the APAC Record Date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

●	Submit a new proxy card bearing a later date; or
●	Vote in person or electronically at the extraordinary general meeting by visiting www.[●].com and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the extraordinary general meeting will not alone serve to revoke your proxy.
Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?
A:

If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder or warrant holder of New OmniAb. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination Proposal and the other Condition Precedent Proposals are not approved, you will remain a shareholder or warrant holder of APAC. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be eligible to elect to redeem your public shares in connection with the Business Combination.

Q:	What happens if I attend the extraordinary general meeting and abstain or do not vote?
A:

For purposes of the APAC extraordinary general meeting, an abstention occurs when a shareholder is present at the APAC extraordinary general meeting and does not vote or returns a proxy with an “abstain” vote.

If you are a APAC shareholder that attends the APAC extraordinary general meeting in person or virtually and fails to vote on the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Non-Binding Governance Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or your “abstain” vote, in each case, will have no effect on the vote count for such proposals.

Q:	What should I do with my APAC share certificates, warrant certificates or unit certificates?
A:

APAC shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental, APAC’s transfer agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

APAC warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

Upon the Domestication, holders of APAC Units, APAC Class A Ordinary Shares, APAC Class B Ordinary Shares and APAC Warrants will receive shares of New OmniAb Common Stock and New OmniAb Warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their units, APAC Class A Ordinary Shares (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), APAC Class B Ordinary Shares or APAC Warrants.

Q:	What should I do if I receive more than one set of voting materials?
A:

APAC shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/information statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your APAC ordinary shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?
A:

APAC will pay the cost of soliciting proxies for the extraordinary general meeting. APAC has engaged D.F. King & Co., Inc. (“D.F. King”) to assist in the solicitation of proxies for the extraordinary general meeting. APAC has agreed to pay D.F. King a fee of $25,000, plus disbursements (to be paid with non-trust account funds). APAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of APAC Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of APAC Class A Ordinary Shares and in obtaining voting instructions from those owners. APAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the extraordinary general meeting?
A:

The preliminary voting results will be expected to be announced at the extraordinary general meeting. APAC will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q:	Who can help answer my questions?
A:

If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus/information statement, any document incorporated by reference in this proxy statement/prospectus/information statement or the enclosed proxy card, you should contact:

D.F. King & Co, Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Call Toll-Free: (888) 887-0082

Banks and Brokers Call: (212) 269-5550

AHPA@dfking.com

You also may obtain additional information about APAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, APAC’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th floor

New York, NY 10004

Attention: Mark Zimkind

E-Mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

This summary highlights selected information from this proxy statement/prospectus/information statement and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/prospectus/information statement, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus/information statement in the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public shareholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the New OmniAb Warrants or underlying New OmniAb Equity Awards.

The Parties to the Business Combination

APAC

On August 12, 2021, APAC consummated its initial public offering of 23,000,000 units, including the issuance of 3,000,000 units as a result of the underwriter’s exercise in full of their over-allotment option (the “IPO”), with each unit consisting of one Class A ordinary share of APAC, par value $0.0001 per share, and one-third of one redeemable warrant of APAC, each whole warrant entitling the holder thereof to purchase one APAC Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment (the “APAC Units”). The APAC Units were sold at a price of $10.00 per APAC Unit, generating gross proceeds of $230,000,000. Substantially concurrently with the closing of the IPO, APAC completed the private sale of the APAC Private Placement Warrants to the Sponsor, generating gross proceeds to APAC of $12,350,000. The APAC Private Placement Warrants are identical to the warrants sold as part of the APAC Units in the IPO, except that, so long as they are held by the Sponsor or its permitted transferees: (i) they (including the APAC Class A Ordinary Shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of APAC’s initial business combination and (ii) they (including the APAC Class A Ordinary Shares issuable upon exercise of these warrants) are entitled to registration rights.

A total of $235,750,000, comprised of the proceeds from the IPO and a portion of the sale of the Private Placement Warrants, were placed in a U.S.-based trust account at JP Morgan Chase Bank, N.A., maintained by Continental, acting as trustee. Except with respect to interest earned on the funds held in the trust account that may be released to APAC to pay its taxes if such funds are held in an interest-bearing account, the proceeds from the IPO will not be released from the trust account until the earliest to occur of: (i) the completion of APAC’s initial business combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend APAC’s amended and restated memorandum and articles of association (a) to modify the substance or timing of APAC’s obligation to provide holders of the APAC Class A Ordinary Shares the right to have their shares redeemed in connection with APAC’s initial business combination or to redeem 100% of its public shares if APAC does not complete its initial business combination within 18 months from the closing of the IPO or (b) with respect to any other provision relating to the rights of holders of the APAC Class A Ordinary Shares; or (iii) the redemption of all of APAC’s public shares if it has not completed its initial business combination within 18 months from the closing of the IPO.

The APAC Units, APAC Class A Ordinary Shares and APAC warrants are currently listed on the Nasdaq under the symbols “AHPAU,” “AHPA” and “AHPAW,” respectively.

APAC’s principal executive office is located at 65 East 55th Street, 18th Floor, New York, NY 10022. Its telephone number is (212) 593-6900.

Merger Sub

APAC Merger Sub Inc. (“Merger Sub”) is a Delaware corporation and a wholly-owned subsidiary of APAC. The Merger Sub does not own any material assets or operate any business and was formed for the purpose of participating in the Merger transaction.

Ligand

Ligand is a biopharmaceutical company focused on developing or acquiring technologies that help pharmaceutical companies discover and develop medicines. Ligand Common Stock is listed on The Nasdaq Global Market under the symbol “LGND.” Ligand was incorporated under the laws of the State of Delaware on May 18, 1995. Ligand’s principal executive offices are located at 5980 Horton Street, Suite 405, Emeryville, CA 94608, and its telephone number is (858) 550-7500.

OmniAb

OmniAb was incorporated under the laws of the State of Delaware on December 14, 2015 under the name Schrader 2 Acquisition, Inc. It is a wholly-owned subsidiary of Ligand. On January 8, 2016, Ligand acquired Open Monoclonal Technology, Inc., another Delaware corporation, pursuant to a multi-step transaction that resulted in the merger of that other company into Schrader 2 Acquisition, Inc. On January 8, 2016, Schrader 2 Acquisition, Inc. changed its name to Open Monoclonal Technology, Inc., and on November 10, 2021 Open Monoclonal Technology, Inc. changed its name to OmniAb, Inc. OmniAb’s principal executive offices are located at 5980 Horton Street, Suite 405, Emeryville, CA 94608, and its telephone number is (510) 250-7800. The OmniAb Business involves a suite of technologies, including a core competence focused on ion channels and transporters and a patent-protected transgenic animal platform used in the discovery of fully human monoclonal and bispecific therapeutic antibodies.

Transaction Steps

The Business Combination will be accomplished by way of the following transaction steps:

●	The Domestication will be effected, whereby APAC’s jurisdiction of incorporation will be changed by its deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware at least one (1) business day prior to the consummation of the Merger;
●	The Separation will be effected, whereby Ligand will, among other things and subject to the terms and conditions of the Separation Agreement, transfer the OmniAb Business, including certain related subsidiaries of Ligand, to OmniAb and make a contribution to the capital of OmniAb of $15,000,000 less certain transaction and other expenses;
●	The Distribution will be effected, whereby Ligand will distribute to Ligand stockholders 100% of the OmniAb Common Stock;
●	Pursuant to the Employee Matters Agreement, at the time of the Distribution, each existing Ligand equity award, with certain limited exceptions, will be split into (i) a new Ligand equity award and (ii) a new OmniAb Equity Award, with any accrued value in the original Ligand equity award split between such awards based on the relative post-closing values of Ligand and OmniAb;
●	Pursuant to the A&R FPA, OmniAb, New OmniAb and the Sponsor will effect the Forward Purchase, whereby New OmniAb will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000, with such purchases to be consummated following the Domestication and prior to the Merger. In addition to the Forward Purchase, the Sponsor has agreed to effect the Redemption Backstop (to the extent necessary), whereby the Sponsor will purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds to be available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000; and
●	Following the above steps, the Merger will be effected, whereby Merger Sub will merge with and into OmniAb, with OmniAb continuing as the surviving company in the Merger and a wholly owned subsidiary of New OmniAb.

Proposals to be Put to the Shareholders of APAC at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of APAC and certain transactions contemplated by the Merger Agreement. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the others. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus/information statement. The Non-Binding Governance Proposals are constituted of non-binding advisory proposals. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

The Business Combination Proposal

At the extraordinary general meeting, APAC shareholders will be asked to consider and vote upon the Business Combination Proposal. Pursuant to the Business Combination Proposal, APAC shareholders will vote upon adoption of the Merger Agreement, the Transaction Documents and the transactions contemplated thereby. The Merger Agreement provides for, among other things, following the Domestication, the Separation, the Distribution, the Forward Purchase and the Redemption Backstop, if necessary, the merger of Merger Sub with and into OmniAb (the “Merger”), with OmniAb surviving the merger as a wholly-owned subsidiary of APAC, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus/information statement.

After consideration of the factors identified and discussed in the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — The APAC Boards’ Reasons for the Business Combination,” the APAC Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for APAC’s initial public offering, including that the business of OmniAb and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust).

Merger Consideration

The total number of shares of New OmniAb Common Stock to be received by OmniAb’s stockholders (as of immediately after consummation of the Distribution) or reserved for issuance pursuant to the New OmniAb Equity Awards into which OmniAb Equity Awards are to be converted will be equal to the Aggregate Merger Consideration. In addition to the Aggregate Merger Consideration, holders of OmniAb Common Stock and equity awards will also receive earnout consideration in the form of an additional 15,000,000 OmniAb Earnout Shares, with 50% of such earnout shares vesting upon the achievement of a post-transaction VWAP of $12.50 per share of New OmniAb Common Stock for any 20 trading days over a consecutive 30 trading-day period, and the remainder vesting upon achievement of a post-transaction VWAP of $15.00 per share of New OmniAb Common Stock for any 20 trading days over a consecutive 30 trading-day period, in each case provided such vesting occurs during the five-year period following the Closing. For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal—Merger Consideration.”

As a result of and upon the Closing, among other things, each outstanding share of OmniAb Common Stock (other than Treasury Shares), will be cancelled upon the Effective Time in exchange for the right to receive (i) a number of shares of New OmniAb Common Stock equal to the Base Exchange Ratio, and (ii) a number of OmniAb Earnout Shares equal to the Earnout Exchange Ratio. For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal—Merger Consideration.”

In addition, all (i) OmniAb Options, (ii) OmniAb RSUs and (iii) OmniAb PSUs, in each case, that are outstanding as of immediately prior to the Effective Time, will be converted into such number of (a) New OmniAb Options, (b) New OmniAb RSUs and (c) New OmniAb PSUs, respectively, in each case, equal to (1) the number of shares of OmniAb Common Stock underlying such OmniAb Equity Awards immediately prior to the Effective Time multiplied by (2) the Base Exchange Ratio. Each holder of an OmniAb Option, OmniAb RSU and/or OmniAb PSU will also receive a number of OmniAb Earnout Shares equal to the number of shares of OmniAb Common Stock underlying such OmniAb Options, OmniAb RSUs and/or OmniAb PSUs, as applicable, multiplied by the Earnout Exchange Ratio, and the exercise price of each outstanding New OmniAb Option will be equal to the exercise price of the pre-conversion OmniAb Option divided by the Base Exchange Ratio. For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Consideration, Treatment of OmniAb Options, OmniAb RSUs and OmniAb PSUs.”

Closing Conditions

The Merger Agreement provides that the obligations of the parties to consummate the Merger are conditioned on, among other things, (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of required consents and approvals from certain governmental authorities, (iii) no agreement between Ligand or APAC and any governmental authority pursuant to which Ligand or APAC has agreed not to consummate the Business Combination shall be in effect, (iv) no governmental authority of competent jurisdiction shall have enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transaction, (v) APAC shall have at least $5,000,001 of net tangible assets as of the Closing, (vi) the New OmniAb Common Stock issuable pursuant to the Business Combination shall have been approved for listing on Nasdaq, subject to official notice of issuance, (vii) Ligand, OmniAb, APAC and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to the Effective Time (viii) customary bring down conditions related to the accuracy of the parties’ respective representations and warranties in the Merger Agreement, (ix) the consummation of the Separation, the Distribution and the other transactions contemplated by the Separation Agreement, (x) each of APAC’s and OmniAb’s registration statements to be filed with the United States Securities and Exchange Commission shall have become effective, (xi) APAC’s shareholder approval of the Condition Precedent Proposals shall have been obtained and (xii) the receipt by Ligand and APAC of certain tax opinions.

In addition, the respective obligations of OmniAb and Ligand to consummate the Business Combination is conditioned upon, among other items, the completion of the Forward Purchase and the Redemption Backstop, the resignation of all directors and all executive officers of APAC and the occurrence of the Domestication. APAC’s obligation to consummate the Business Combination is also conditioned on there having been no “Material Adverse Effect” on OmniAb since the date of the Merger Agreement.

For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Merger Agreement.”

Domestication Proposal

APAC will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the APAC Board has unanimously approved the Domestication Proposal. If approved, APAC’s jurisdiction of incorporation will be changed by its deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware at least one (1) business day prior to the consummation of the Merger (the “Domestication”). As more fully described elsewhere in this proxy statement/prospectus/information statement, you will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication Proposal”). In connection with the consummation of the Domestication, APAC will change its name to “OmniAb, Inc.” (APAC, following the Domestication, is sometimes referred to in the proxy statement/prospectus/information statement as “New OmniAb”);

As a result of and upon the effective time of the Domestication, (1) each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of APAC (the “APAC Class A Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of New OmniAb (the “New OmniAb Common Stock”), (2) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of APAC (the “APAC Class B Ordinary Shares”) will convert automatically, on a one-for-one basis, into a share of New OmniAb Common Stock, (3) each then issued and outstanding warrant of APAC (the “APAC Warrants”) will convert automatically into a warrant to acquire one share of New OmniAb Common Stock (the “New OmniAb Warrants”) pursuant to the Warrant Agreement, dated August 9, 2021 (the “Warrant Agreement”), by and between APAC and Continental Stock Transfer & Trust Company (“Continental”), a New York corporation, as warrant agent, and (4) each then issued and outstanding unit of APAC (the “APAC Units”), will separate and convert automatically into one share of New OmniAb Common Stock and one-third of one New OmniAb Warrant. As used in this proxy statement/prospectus/information statement, “public shares” shall mean the APAC Class A Ordinary Shares (including those that underlie the APAC Units) that were issued pursuant to APAC’s initial public offering and the shares of New OmniAb Common Stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication, as applicable.

For further details, see “Shareholder Proposal No. 2 — The Domestication Proposal.”

Organizational Documents Proposal

APAC will also ask its shareholders to approve a proposal to approve and adopt the proposed certificate of incorporation and bylaws of New OmniAb in connection with the Domestication.

For further details, see “Shareholder Proposal No. 3 — The Organizational Documents Proposal.”

Non-Binding Governance Proposals

APAC’s shareholders are also being asked to consider and vote upon proposals to approve, on a non-binding advisory basis, certain material differences between APAC’s Amended and Restated Memorandum and Articles of Association (as it may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed certificate of incorporation and bylaws of New OmniAb, presented separately in accordance with the United States Securities and Exchange Commission’s requirements.

The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and APAC encourages shareholders to carefully review the information set out in the sections entitled “Shareholder Proposal No. 3 — The Organizational Documents Proposal,” “Shareholder Proposal No. 4 — The Non-Binding Governance Proposals,” the Cayman Constitutional Documents of APAC, attached hereto as Annex J and the Proposed Organizational Documents of New OmniAb, attached hereto as Annex H and Annex I.

Stock Issuance Proposal

APAC’s shareholders are also being asked to approve a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of New OmniAb Common Stock in connection with the Domestication, the Forward Purchase, the Redemption Backstop and the Merger.

For additional information, see “Shareholder Proposal No. 5 — The Stock Issuance Proposal.”

Incentive Plan Proposal

APAC’s shareholders are also being asked to approve a proposal for the adoption by New OmniAb of the OmniAb, Inc. 2022 Incentive Award Plan.

For additional information, see “Shareholder Proposal No. 6 — Incentive Plan Proposal.”

ESPP Proposal

APAC’s shareholders are also being asked to approve a proposal for the adoption by New OmniAb of the OmniAb, Inc. 2022 Employee Stock Purchase Plan.

For additional information, see “Shareholder Proposal No. 7 — ESPP Proposal.”

Director Election Proposal

APAC’s shareholders are also being asked to approve a proposal to elect seven directors to the New OmniAb Board effective as of the closing of the Merger as contemplated by the Merger Agreement.

For additional information on the proposed directors, see “Shareholder Proposal No. 8 — The Director Election Proposal.”

Adjournment Proposal

APAC’s shareholders are also being asked to approve a proposal for the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes to constitute a quorum or approve and adopt any one or more of the foregoing proposals at the extraordinary general meeting.

For additional information, see “Shareholder Proposal No. 9 — Adjournment Proposal.”

The APAC Boards’ Reasons for the Business Combination

APAC was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In evaluating the Business Combination, the APAC Board consulted with APAC’s management and financial, legal and other advisors and considered a number of factors. In particular, the APAC Board considered, among other things, the following factors, although not weighted or in any order of significance:

Due Diligence. APAC and certain of its advisors conducted a diligence review of OmniAb and its business, including review of relevant documentation and discussions with OmniAb’s management and OmniAb’s financial, legal and other advisors.

Other Alternatives. After a review of other business combination opportunities reasonably available to APAC, the APAC Board believes that the proposed Business Combination represents the best potential business combination for APAC and the most attractive opportunity for APAC’s shareholders based upon the process utilized to evaluate and assess other potential acquisition targets, and that such process has not presented a better alternative.

Negotiated Transaction. The financial and other terms and condition of the Merger Agreement are, in the view of the APAC Board, reasonable and were the product of arm’s length negotiations between APAC and Ligand and its advisors.

For a more complete description of the APAC Boards’ reasons for approving the Business Combination, including other factors and risks considered by the APAC Board, see the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — The APAC Boards’ Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Separation Agreement” and “— Summary of the Ancillary Agreements.”

Separation Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, Ligand, OmniAb and APAC entered into the Separation Agreement which sets forth the principal actions to be taken in connection with the Separation. The Separation Agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Ligand and OmniAb as part of the internal reorganization described therein and requires the Ligand Contribution to be made to OmniAb. The Separation Agreement also sets forth other agreements that govern certain aspects of OmniAb’s relationship with Ligand following the Business Combination. Pursuant to the Separation Agreement, OmniAb will issue additional shares of OmniAb Common Stock to Ligand. Ligand will then distribute on a pro rata basis all of the outstanding shares of OmniAb Common Stock to the holders of Ligand Common Stock as of the Ligand Record Date set for the Distribution by delivering to the distribution agent a book-entry authorization representing the shares of OmniAb Common Stock being distributed for the account of Ligand’s stockholders. The distribution agent will hold such book-entry shares for the account of OmniAb’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The Separation Agreement is attached to this proxy statement/prospectus/information statement as Annex B.

Employee Matters Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, APAC, Ligand, OmniAb and Merger Sub entered into the Employee Matters Agreement, which sets forth the terms and conditions of certain employee-related matters in connection with the transaction, including allocation of benefit plan assets and liabilities between Ligand and OmniAb, treatment of incentive equity awards in the Distribution and the Business Combination and related covenants and commitments of the parties. Pursuant to the Employee Matters Agreement, with limited exceptions, each existing Ligand equity award will be split into (i) a new Ligand equity award and (ii) a new OmniAb Equity Award, with any accrued value in the original Ligand equity award split between such awards based on the relative post-Closing values of Ligand and OmniAb. The Employee Matters Agreement is attached to this proxy statement/prospectus/information statement as Annex K.

Sponsor Insider Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, OmniAb, the Sponsor and the directors and officers of APAC (the “Insiders”) entered into the Sponsor Insider Agreement, pursuant to which, among other things, the Insiders agreed to vote any APAC securities held by them to approve the Business Combination Proposal and the other APAC shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their APAC securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Insider Agreement, the Sponsor also agreed to subject up to all 1,916,667 Sponsor Earnout Shares to forfeiture if an applicable Sponsor Triggering Event has not occurred with respect to such Sponsor Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing. The Sponsor Insider Agreement is attached to this proxy statement/prospectus/information statement as Annex C.

Amended & Restated Forward Purchase Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, APAC entered into the A&R FPA with the Sponsor and OmniAb. Pursuant to the A&R FPA, APAC has agreed that, in connection with the consummation of the Business Combination, it will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000 in the Forward Purchase. In addition to the Forward Purchase, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 APAC warrants in the Redemption Backstop, for an aggregate additional purchase price of up to $100,000,000 in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds to be available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000. The A&R FPA also provides that in the event the Merger Agreement is terminated by Ligand under circumstances in which the Termination Fee would be payable under the Merger Agreement, Ligand shall pay the Sponsor a termination fee of $12,500,000 in connection therewith. The A&R FPA is attached to this proxy statement/prospectus/information statement as Annex D.

Amended & Restated Registration and Stockholder Rights Agreement

Concurrently with the completion of the Business Combination, APAC, Sponsor, the existing holders party to the original Registration and Stockholder Rights Agreement, dated August 9, 2021 (the “Original Registration Rights Agreement”), and the new holders to become party to the A&R Registration Rights Agreement, will enter into an Amended & Restated Registration and Stockholder Rights Agreement, the form of which is attached to this proxy statement/prospectus/information statement as Annex G (the “A&R Registration Rights Agreement”). The Original Registration Rights Agreement will be amended to, among other things, require APAC to use commercially reasonable efforts to, within thirty (30) days after the Closing, file a registration statement on Form S-1 to permit the public resale of all of the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the holders from time to time as permitted by Rule 415 under the Securities Act, and to provide certain equityholders of OmniAb as of immediately prior to the Closing of the Business Combination with customary registration rights.

Tax Matters Agreement

Prior to the Distribution, APAC, OmniAb, and Ligand will enter into the Tax Matters Agreement that will govern each party’s respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.

In general, APAC and OmniAb will be liable for all U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are (i) imposed with respect to tax returns that include both OmniAb and Ligand, to the extent such taxes are attributable to OmniAb or the OmniAb Business, or (ii) imposed with respect to tax returns that include OmniAb but not Ligand, in each case, for tax periods (or portions thereof) beginning after the Distribution.

Notwithstanding the foregoing, APAC and OmniAb may be liable for certain taxes resulting from the restructuring transactions undertaken to effectuate the Distribution.

The Distribution, together with certain related transactions, is intended to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Pursuant to the Tax Matters Agreement, taxes incurred by Ligand, APAC or OmniAb relating to or arising out of the failure of the intended tax treatment will generally be shared equally by Ligand, on the one hand, and APAC and OmniAb, on the other hand. If, however, such failure is attributable to certain acts or omissions by APAC or OmniAb, inaccuracies, misrepresentations or misstatements relating to APAC or OmniAb or certain events involving the stock of APAC or OmniAb or assets of OmniAb, APAC and OmniAb will generally bear all such taxes. Under certain circumstances, including if the failure is attributable to Ligand or an event involving Ligand’s stock or assets, Ligand will bear all such taxes.

The Tax Matters Agreement will require APAC and OmniAb to comply with the representations made in the materials submitted to legal counsel in connection with the Distribution Tax Opinion that Ligand expects to receive regarding the intended tax treatment of the Distribution and certain related transactions. The Tax Matters Agreement will also restrict OmniAb’s and APAC’s ability to take or fail to take any action if such action or failure to act could reasonably be expected to adversely affect the intended tax treatment. In particular, in the two years following the Distribution, APAC and OmniAb will be subject to certain restrictions, generally including being prevented from (i) entering into any transaction which could, when combined with other transactions (including the Merger), result in a 45% or greater change in ownership of APAC’s or OmniAb’s equity as part of a plan or series of related transactions that includes the Distribution, (ii) ceasing the active conduct of certain of OmniAb’s businesses, (iii) voluntarily dissolving or liquidating APAC or OmniAb and (iv) causing, permitting, or agreeing to the sale, transfer, or disposal of assets of OmniAb that, in the aggregate, constitute more than 30% of the consolidated gross assets of OmniAb, in each case, unless OmniAb obtains a private letter ruling from the IRS, an unqualified opinion of a nationally recognized tax advisor that such action will not cause a failure of the intended tax treatment, or Ligand consents to the undertaking of such action.

Notwithstanding receipt of such ruling, opinion or consent, in the event that such action causes a failure of the intended tax treatment, APAC and OmniAb could be responsible for all taxes arising therefrom.

APAC’s and OmniAb’s obligations under the Tax Matters Agreement are not limited in amount or subject to any cap.

Transition Services Agreements

In connection with the Separation, OmniAb and Ligand will enter into two Transition Services Agreements pursuant to which Ligand and its affiliates and OmniAb and its affiliates will provide to each other various non-scientific and non-technical services set forth in the applicable Transition Services Agreement, which services are of the type that OmniAb and Ligand provided to, and received from, each other prior to the Separation. The fees for each of the transition services are set forth in the applicable Transition Services Agreement as a flat monthly fee, and the receiving party will reimburse the providing party for all reasonable out-of-pocket costs and expenses that the providing party incurs in connection with providing the transition services. Each of the Transition Services Agreements will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by the receiving party with prior written notice, by either party in the event of an uncured material breach by the other party or its applicable affiliates, upon bankruptcy or insolvency of the other party, or by mutual agreement of the parties. The transition services are generally expected to last up to one year and the receiving party for a particular service may terminate such service prior to the scheduled expiration date with prior written notice. OmniAb does not anticipate that its net costs associated with the Transition Services Agreements will be materially different than the historical costs that have been allocated by Ligand to OmniAb related to these same services.

Ownership of APAC following Business Combination

As of the date of this proxy statement/prospectus/information statement, there are 28,750,000 ordinary shares of APAC issued and outstanding, which include the 5,750,000 founder shares held by the Sponsor (including APAC’s directors) and the 23,000,000 public shares. As of the date of this proxy statement/prospectus/information statement, there are outstanding an aggregate of 15,900,000 APAC Warrants, which include the 8,233,333 APAC Private Placement Warrants held by the Sponsor and the 7,666,667 APAC Public Warrants. Each whole warrant entitles the holder thereof to purchase one APAC Class A Ordinary Share and, following the Domestication, will entitle the holder thereof to purchase one share of New OmniAb Common Stock. Therefore, as of the date of this proxy statement/prospectus/information statement (without giving effect to the Business Combination), the APAC fully diluted share capital would be 44,650,000. It is anticipated that, following the Business Combination, (1) APAC’s public shareholders are expected to own approximately 18.0% of the outstanding shares of New OmniAb Common Stock, (2) OmniAb stockholders (without taking into account any public shares held by OmniAb stockholders prior to the consummation of the Business Combination) are expected to own approximately 76.3% of the outstanding shares of New OmniAb Common Stock and (3) the Sponsor and related parties are expected to collectively own approximately 5.7% of the outstanding shares of New OmniAb Common Stock.

These percentages (i) assume (a) that no public shareholders exercise their redemption rights in connection with the Business Combination, (b) that New OmniAb issues 97,431,885 shares of New OmniAb Common Stock to former stockholders of OmniAb as of immediately prior to the Effective Time and (c) that New OmniAb issues 1,500,000 shares of New OmniAb Common Stock to the Sponsor pursuant to the Forward Purchase, (ii) exclude all New OmniAb Options that may be exercisable for shares of New OmniAb Common Stock, New OmniAb RSUs and New OmniAb PSUs, (iii) include the OmniAb Earnout Shares (as defined in the Merger Agreement) and (iv) exclude the impact of any New OmniAb Warrants that will be outstanding following the Business Combination (we refer to this set of assumptions as the “no redemption scenario”). If the actual facts are different from the no redemption scenario, the percentage ownership of New OmniAb held by such constituencies will be different.

The following table illustrates varying ownership levels in New OmniAb immediately following the consummation of the Business Combination based on the no redemption scenario and, alternatively (i) based on the assumption that 11,500,000 APAC Class A Ordinary Shares are redeemed in connection with the Business Combination at approximately $10.25 per share (we refer to this set of assumptions as the “50% redemption scenario”) and (ii) based on the assumption that 23,000,000 APAC Class A Ordinary Shares are redeemed in connection with the Business Combination at approximately $10.25 per share, and the Sponsor funds $100,000,000 pursuant to the Redemption Backstop provided for in the A&R FPA (we refer to this set of assumptions as the “maximum redemption scenario”). Please see “Risk Factors — Risks Related to Redemption” for additional information.

	Share Ownership in New OmniAb
	No Redemption Scenario		50% Redemption Scenario(1)		Maximum Redemption Scenario (2)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
APAC’s public shareholders	23,000,000	18.0%	11,500,000	9.9%	—	0.0%
Sponsor and related parties(3)(4)(6)	7,250,000	5.7%	7,250,000	6.2%	17,250,000	15.0%
OmniAb (Ligand) stockholders (5)(6)	97,431,885	76.3%	97,431,885	83.9%	97,431,885	85.0%

Total(7)(8)	127,681,885	100.0%	116,181,885	100.0%	114,681,885	100.0%
(1)	Assumes redemptions of 11,500,000 APAC Class A Ordinary Shares in connection with the Business Combination.
(2)	Assumes redemptions of 23,000,000 APAC Class A Ordinary Shares in connection with the Business Combination.
(3)	Includes 5,750,000 Class B Ordinary Shares that will be converted in New OmniAb Common Stock. The Sponsor Earnout Shares were included in the pro forma capitalization as, during the Earnout Period, holders of the Sponsor Earnout Shares are entitled to vote such Sponsor Earnout Shares and receive dividends and other distribution in respect thereof, pursuant to the Sponsor Insider Agreement.
(4)	Pursuant to the A&R FPA, includes 1,500,000 shares of New OmniAb Common Stock purchased by the Sponsor in the Forward Purchase in the no redemption and maximum redemption scenarios and an additional 10,000,000 New OmniAb Common Stock purchased by the Sponsor in the Redemption Backstop in the maximum redemption scenario.
(5)	Includes 15,000,000 OmniAb Earnout Shares as, during the Earnout Period, OmniAb Earnout Shares are entitled to exercise the voting rights carried by such Earnout Shares and receive any dividends or other distributions in respect of such OmniAb Earnout Shares.
(6)	The table below sets forth the share ownership in New OmniAb assuming that the Sponsor Earnout Shares and the OmniAb Earnout Shares are forfeited according to their terms:

	Share Ownership in New OmniAb
	No Redemption Scenario		50% Redemption Scenario		Maximum Redemption Scenario

	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
APAC’s public shareholders	23,000,000	20.8%	11,500,000	11.6%	—	0.0%
Sponsor and related parties	5,333,333	4.8%	5,333,333	5.4%	16,052,083	16.3%
OmniAb (Ligand) stockholders	82,431,885	74.4%	82,431,885	83.0%	82,431,885	83.7%

Total	110,765,218	100.0%	99,265,218	100.0%	98,483,968	100.0%
(7)	The table excludes the following:
●	10,636,952 unexercised OmniAb stock options;
●	793,628 OmniAb RSUs and OmniAb PSUs;
●	7,666,667 unexercised APAC Public Warrants;
●	8,233,333 unexercised APAC Private Placement Warrants;
●	1,666,667 unexercised APAC Warrants issued in the Forward Purchase; and
●	1,666,667 unexercised APAC Warrants issued in the Backstop Redemption in the maximum redemption scenario.
(8)	If all of the Sponsor’s APAC Warrants are exercised, which include the 8,233,333 APAC Private Placement Warrants, the 1,666,667 APAC Warrants issued in the Forward Purchase and the 1,666,667 APAC Warrants issued in the Backstop Redemption in the maximum redemption scenario, Sponsor would own: (1) approximately 12.5% of the shares of New OmniAb in the no redemption scenario, (2) approximately 13.6% of the shares of New OmniAb in the 50% redemption scenario or (3) approximately 22.8% of the shares of New OmniAb in the maximum redemptions scenario.

The following table illustrates the effective deferred underwriting commission on a percentage basis for public shares at each redemption level identified below.

	No	50%	Maximum
	Redemption	Redemption	Redemption
(in thousands, except share amounts)	Scenario	Scenario	Scenario
Unredeemed public shares	23,000,000	11,500,000	—
Trust proceeds to New OmniAb	$235,750	$117,875	$—
Deferred underwriting commission	$8,050	$8,050	$8,050
Effective deferred underwriting fee (%)	3.41%	6.83%	—%
Effective deferred underwriting fee per share	$0.35	$0.70	$—

Date, Time and Place of Extraordinary General Meeting of APAC’s Shareholders

The extraordinary general meeting of the shareholders of APAC will be held at [●], Eastern Time, on [●], 2022, at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, NY 10153 and virtually via live webcast at [●].com, to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; APAC Record Date

APAC shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on [●], 2022, which is the APAC Record Date for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the APAC Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. APAC Warrants do not have voting rights. As of the close of business on the APAC Record Date, there were 23,000,000 APAC Class A Ordinary Shares issued and outstanding, and 5,750,000 APAC Class B Ordinary Shares issued and outstanding.

Quorum and Vote of APAC Shareholders

A quorum of APAC shareholders is necessary to hold a valid meeting. A quorum will be present at the APAC extraordinary general meeting if one-third of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. As of the APAC Record Date for the extraordinary general meeting, 9,583,334 ordinary shares would be required to achieve a quorum.

The Sponsor has agreed to vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus/information statement, the Sponsor (including APAC’s directors) owns 20% of the issued and outstanding ordinary shares.

The proposals presented at the extraordinary general meeting require the following votes:

●	Business Combination Proposal: The approval of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. With respect to the Domestication Proposal, a holder of APAC Class B Ordinary Shares shall have ten votes for every APAC Class B Ordinary Share of which he, she or they is or are the holder and a holder of APAC Class A Ordinary Shares shall have one vote for every APAC Class A Ordinary Share of which he, she or they is or are the holder.
●	Organizational Documents Proposal: The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Non-Binding Governance Proposals: The Non-Binding Governance Proposals are constituted of non-binding advisory proposals, and require an ordinary resolution under Cayman Island law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. With respect to the Director Election Proposal, only the holders of the APAC Class B Ordinary Shares are entitled to vote.
●	Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Incentive Plan Proposal: The approval of the Incentive Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

●	ESPP Proposal: The approval of the ESPP Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
●	Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, an APAC shareholder may request of APAC that APAC redeem all or a portion of its APAC Class A Ordinary Shares for cash, out of funds legally available therefor, if the Business Combination is consummated. As a holder of APAC Class A Ordinary Shares, you will be entitled to receive cash for any APAC Class A Ordinary Shares to be redeemed only if you:

(i)	hold APAC Class A Ordinary Shares;
(ii)	submit a written request to Continental, APAC’s transfer agent, in which you (i) request that APAC redeem all or a portion of your APAC Class A Ordinary Shares for cash, and (ii) identify yourself as the beneficial holder of the APAC Class A Ordinary Shares and provide your legal name, phone number and address; and
(iii)	deliver your APAC Class A Ordinary Shares to Continental, APAC’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their APAC Class A Ordinary Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. APAC’s public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, APAC’s transfer agent, APAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2022, this would have amounted to approximately $[●] per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its APAC Class A Ordinary Shares for cash and will no longer own APAC Class A Ordinary Shares. The redemption takes place following the Domestication and accordingly it is New OmniAb Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any written request for redemption, once made by a holder of APAC Class A Ordinary Shares, may not be withdrawn once submitted to APAC unless the APAC Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). If you submit a redemption request to Continental, APAC's transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request to withdraw the redemption request. You may make such request by contacting Continental, APAC's transfer agent, at the phone number or address listed in see “Questions and answers - Q: Who can help answer my questions?”.

Any corrected or changed written exercise of redemption rights must be received by Continental, APAC’s transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s APAC Class A Ordinary Share certificates (if any) and other redemption forms have been delivered to Continental, APAC’s transfer agent, physically or electronically through DTC, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its APAC Class A Ordinary Shares with respect to more than an aggregate of 15% of the APAC Class A Ordinary Shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the APAC Class A Ordinary Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director of APAC has agreed to, among other things, vote all of their founder shares and any other APAC Class A Ordinary Shares purchased during APAC’s initial public offering in favor of the proposals being presented at the extraordinary general meeting and waive their redemption rights with respect to such shares in connection with the consummation of the Business Combination. The APAC Class B Ordinary Shares held by the Sponsor and such other persons will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus/information statement, the Sponsor and APAC’s directors, collectively, own approximately 20% of the issued and outstanding ordinary shares of APAC.

The closing price of APAC Class A Ordinary Shares on [●], 2022 was $[●]. For illustrative purposes, as of [●], 2022, funds in the trust account plus accrued interest thereon totaled approximately $[●] or approximately $[●] per issued and outstanding APAC Class A Ordinary Share.

Prior to exercising redemption rights, APAC’s public shareholders should verify the market price of APAC Class A Ordinary Shares as they may receive higher proceeds from the sale of their APAC Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. APAC cannot assure its shareholders that they will be able to sell their APAC Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Dissenters’ Rights and Appraisal Rights

As APAC is not a constituent party to the Merger between Merger Sub and OmniAb, shareholders of APAC do not have dissenters’ rights in connection with the Merger under Cayman Islands law.

APAC’s warrant holders do not have appraisal rights in connection with the Business Combination or the Merger under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. APAC has engaged D.F. King to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of APAC - Revoking Your Proxy.”

Interests of APAC’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the APAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including APAC’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of APAC’s shareholders generally. These interests include, among other things, the interests listed below:

●	Prior to APAC’s initial public offering, the Sponsor purchased 5,750,000 Class B Ordinary Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share, and the Sponsor later transferred 35,000 Class B Ordinary Shares to each of William E. Klitgaard, Lâle White and Wendel Barr, each of whom serve on the APAC Board. If APAC does not consummate a business combination by February 12, 2023 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and the APAC Board, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act (As Revised) to provide for the claims of creditors and the requirements of other applicable law. In such event, the 5,750,000 APAC Class B Ordinary Shares collectively owned by the Sponsor and three directors (William E. Klitgaard, Lâle White and Wendel Barr) would be worthless because following the redemption of the public shares, APAC would likely have few, if any, net assets and because the Sponsor and APAC’s directors and officers have agreed to waive their respective rights to liquidating dissolutions from the trust account in respect of any APAC Class A Ordinary Shares and APAC Class B Ordinary Shares held by them, as applicable, if APAC fails to complete a business combination within the required period. Additionally, in such event, the 8,233,333 APAC Private Placement Warrants purchased by the Sponsor simultaneously with the consummation of APAC’s initial public offering for an aggregate purchase price of $12,350,000 will also expire worthless. Certain of APAC’s directors and officers, including Thompson Dean and David Burgstahler, also have a direct or indirect economic interest in such APAC Private Placement Warrants and the 5,645,000 APAC Class B Ordinary Shares owned by the Sponsor.
●	The 5,750,000 shares of New OmniAb Common Stock into which the 5,750,000 APAC Class B Ordinary Shares collectively held by the Sponsor and three of our directors will automatically convert in connection with the Domestication, if unrestricted and freely tradeable, would have had an aggregate market value of $[●] based upon the closing price of $[●] per APAC Class A Ordinary Share on the Nasdaq on [●], 2022, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement. However, given that such shares of New OmniAb Common Stock will be subject to certain restrictions, including those described above, APAC believes that such shares have less value. The 8,233,333 New OmniAb Warrants into which the 8,233,333 APAC Private Placement Warrants held by the Sponsor will automatically convert in connection with the Domestication, if unrestricted and freely tradeable, would have had an aggregate market value of $[●] based upon the closing price of $[●] per APAC Warrant on Nasdaq on [●], 2022, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement.
●	APAC’s executive officers and directors, or any of their respective affiliates, including the Sponsor and other entities affiliated with APAC and the Sponsor, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on APAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination).
●	In the event that APAC fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, APAC will be required to provide for payment of claims of creditors that were not waived that may be brought against APAC within the ten years following such redemption. In order to protect the amounts held in APAC’s trust account, the Sponsor has agreed that it will be liable to APAC if and to the extent any claims by a third party (other than APAC’s independent auditors) for services rendered or products sold to APAC, or a prospective target business with which APAC has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.25 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.25 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay APAC’s tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under APAC’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.
●	The Sponsor, or an affiliate of the Sponsor, or certain of APAC’s officers and directors have advanced funds to APAC for working capital purposes, including $500,000 as of March 15, 2022. These outstanding advances have been documented in a promissory note, dated as of March 14, 2022 (the “Promissory Note”) issued by APAC to the Sponsor, pursuant to which APAC may borrow up to $750,000 from the Sponsor (including those amounts which are currently outstanding). The

Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of the date APAC consummates its initial business combination and the winding up of APAC. If APAC does not complete its initial business combination within the required period, it may use a portion of its working capital held outside the trust account to repay such advances and any other working capital advances made to APAC, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to APAC, and such related party may not be able to recover the value it has loaned to APAC and any other working capital advances it may make.
●	APAC and the Sponsor have entered into the A&R FPA in order to ensure adequate cash is available to the combined company following the Closing and, if necessary, to backstop redemptions by APAC’s shareholders in connection with the Business Combination, in an amount of up to $100,000,000 (at a purchase price of $10.00 per share). Pursuant to the A&R FPA, APAC has agreed that, in connection with the consummation of the Business Combination, it will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15 million. In addition, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000. The A&R FPA also provides that in the event the Merger Agreement is terminated by Ligand under circumstances in which the Termination Fee would be payable thereunder, Ligand shall pay the Sponsor a termination fee of $12,500,000 in connection therewith.
●	On August 9, 2021, the Insiders entered into a Sponsor Insider Agreement, pursuant to which, among other things, the Insiders agreed to vote any APAC securities held by them to approve a proposed business combination (including any proposals recommended by the Board in connection with such business combination) and not to redeem any APAC shares held by them in connection with such shareholder approval in order to induce APAC and the underwriters in APAC’s initial public offering to enter into an underwriting agreement and to proceed with APAC’s initial public offering.
●	The Sponsor, the Insiders and OmniAb entered into the Sponsor Insider Agreement, pursuant to which, among other things, the Insiders agreed to vote any APAC securities held by them to approve the Business Combination and the other APAC shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their APAC securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Insider Agreement, the Sponsor also agreed to subject up to all 1,916,667 Sponsor Earnout Shares to forfeiture if an applicable Sponsor Triggering Event has not occurred with respect to such Sponsor Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing.
●	Pursuant to the Registration Rights Agreement, the Sponsor and certain related parties will have customary registration rights, including piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New OmniAb Common Stock and New OmniAb Warrants held by such parties following the consummation of the Business Combination. See “Certain Relationships and Related Person Transactions — APAC.”

The Sponsor (including its representatives and affiliates) and APAC’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to APAC. The Sponsor and APAC’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to APAC completing its initial business combination. Moreover, certain of APAC’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. APAC’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to APAC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in APAC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to APAC, subject to applicable fiduciary duties under the Cayman Islands Companies Act. APAC’s Cayman Constitutional Documents provide that APAC renounces its interest in any corporate opportunity offered to any director or officer of APAC unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of APAC and it is an opportunity that APAC is able to complete on a reasonable basis. This provision in APAC’s Cayman Constitutional Documents may present a conflict of interest in the event that a director or officer of APAC is offered a corporate opportunity in a capacity other than his or her capacity as a director or officer of APAC that is suitable for APAC. APAC does not believe that such potential conflict of interest impacted APAC’s search for a business combination target.

APAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under APAC’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

The Sponsor has agreed to vote all the founder shares and any other public shares purchased during or after APAC’s initial public offering in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of APAC have agreed to, among other things, vote in favor of the Condition Precedent Proposals. As of the date of this proxy statement/prospectus/information statement, the Sponsor (together with APAC’s directors) owns 20% of the issued and outstanding ordinary shares.

The Sponsor and APAC’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or warrants in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of APAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor or APAC’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or (ii) to ensure that APAC’s net tangible assets are at least $5,000,001, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of APAC Class A Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and APAC’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or APAC’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or APAC’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the Business Combination but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor and APAC’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by the Sponsor or APAC’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and APAC’s officers, directors and/or their affiliates will not make purchases of APAC Class A Ordinary Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Interests of OmniAb’s Directors and Executive Officers in the Business Combination

OmniAb’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of APAC’s shareholders generally. These interests include, among other things, the interests listed below:

●	Executive Officer Transitions. Certain of Ligand’s directors and executive officers are expected to become directors and/or executive officers of OmniAb upon the Closing. Specifically, the following individuals who are currently executive officers of Ligand are expected to become executive officers of OmniAb upon the Closing, serving in the following offices: (i) Matthew W. Foehr, Chief Executive Officer, and (ii) Charles S. Berkman, Chief Legal Officer and Secretary.
●	Treatment of Outstanding Equity Awards. Certain of Ligand’s directors and executive officers who are expected to become directors and/or executive officers of OmniAb upon the Closing hold outstanding Ligand equity awards.

Pursuant to the Employee Matters Agreement, at the time of the Distribution, each existing Ligand equity award granted prior to March 2, 2022 will generally be split into a new Ligand equity award and a new OmniAb Equity Award, with any accrued value in the original Ligand equity award split between such awards based on the relative post-Closing values of Ligand and OmniAb. The adjusted Ligand equity awards and OmniAb Equity Awards generally will be subject to the same terms and conditions, including the same vesting and share payment timing provisions, as applied to the applicable Ligand equity awards immediately prior to the Distribution; provided, that the performance metrics for the outstanding Ligand PSU awards may be amended to reflect the Distribution as mutually agreed between Ligand and OmniAb; and provided further, that the Ligand PSU awards granted in 2021 and tied to relative total shareholder return (“TSR”) will be amended to vest solely based on continued service through the end of the three-year performance period.

Pursuant to the Employee Matters Agreement, at the time of the Distribution, each existing Ligand equity award granted after March 2, 2022 and held by an individual who is an OmniAb service provider generally will be adjusted solely into an OmniAb Equity Award at the time of the Distribution. Following the Distribution, the intrinsic value of the resulting OmniAb Equity Award should approximately equal the intrinsic value as of immediately prior to the Distribution of the underlying Ligand equity award. The adjusted OmniAb Equity Awards generally will be subject to the same terms and conditions, including the same vesting and share payment timing provisions, as applied to the applicable Ligand equity awards immediately prior to the Distribution; provided, that the performance metrics for the outstanding PSU awards may be amended to reflect the Distribution as mutually agreed between Ligand and OmniAb, including an amendment to provide that such PSUs will vest solely based on continued service.

At the Effective Time, all OmniAb Options, OmniAb RSUs and OmniAb PSUs, in each case, that are outstanding as of immediately prior to the Merger, will be converted into New OmniAb Options, New OmniAb RSUs and New OmniAb PSUs, respectively, in each case, with substantially the same terms and conditions as were applicable to the OmniAb equity award immediately prior to the Closing (other than terms that have been rendered inoperative by the Distribution and Business Combination), including with respect to vesting and termination-related provisions, as adjusted by the Base Exchange Ratio. In addition, at the Effective Time, each holder of an OmniAb Equity Award will be issued a number of Earnout Shares equal to the product of the number of shares of OmniAb Common Stock subject to the OmniAb Equity Award multiplied by the Earnout Exchange Ratio, which Earnout Shares will be subject to the restrictions set forth in the Merger Agreement. See “Executive and Director Compensation—Narrative to Summary Compensation Table — Treatment of Outstanding Equity Awards at the Time of the Distribution” for additional details.

●	Severance and Change in Control Arrangements. Ligand maintains a severance plan and has entered into change in control severance agreements with OmniAb’s executive officers, which agreements provide each executive officer with severance protections. In connection with the Business Combination, we expect to adopt a severance plan and enter into change in control severance agreements with certain of New OmniAb’s executive officers, including the named executive officers, on substantially the same terms as the Ligand arrangements. See “—Executive and Director Compensation—Narrative to Summary Compensation Table—Severance and Change in Control Arrangements” for additional details.

●	Director Compensation Program. In connection with the Business Combination, we expect to adopt a non-employee director compensation policy that will provide for annual cash retainer fees and initial and annual stock option and RSU awards for our non-employee directors. See “—Executive and Director Compensation—Director Compensation” for additional details.
●	CFO Offer Letter. In connection with his commencement of employment as the Executive Vice President, Finance and Chief Financial Officer of OmniAb, Ligand and OmniAb entered into an amended employment offer letter with Kurt Gustafson, dated February 9, 2022. Pursuant to the offer letter, Mr. Gustafson is eligible to receive an initial base salary of $440,000, a one-time sign-on bonus of $50,000, a target bonus opportunity equal to 40% of his base salary, an equity award comprised of Ligand stock options vesting over four years and Ligand RSU awards vesting over three years, and eligibility to participate in company-sponsored benefits. Mr. Gustafson’s employment is at-will. Mr. Gustafson’s Ligand RSU awards were granted under the 2002 Plan, and Mr. Gustafson’s Ligand options were granted as a standalone “employment inducement” award within the meaning of Nasdaq Stock Market Rule 5635(c)(4) (the “Gustafson Inducement Award”). Pursuant to the Employee Matters Agreement, Mr. Gustafson’s Ligand stock options and Ligand RSU awards will convert solely into OmniAb stock options and OmniAb RSU awards in connection with the Distribution. Pursuant to his offer letter, if Mr. Gustafson’s employment is terminated without cause prior to the Distribution (and such termination occurs prior to a change in control), Mr. Gustafson will be eligible to receive the following payments and benefits in lieu of any severance benefits to which he may be entitled under any severance plan or policy maintained by Ligand or OmniAb: (i) his monthly base salary for 12 months following the date of termination; (ii) an amount equal to his maximum target bonus for the fiscal year in which the termination occurs; (iii) an amount equal to 12 multiplied by the monthly premium he would be required to pay for continued health coverage for himself and his eligible dependents; and (iv) accelerated vesting of all of his outstanding stock awards and extension of the post-termination exercise period for such awards to the nine-month period following the date of termination. The foregoing severance amounts are subject to Mr. Gustafson’s execution of a general release of claims acceptable to Ligand and continued compliance with the proprietary information and inventions agreement, and will be payable with respect to items (i)-(iii) in a lump sum following his termination of employment. Upon a termination of Mr. Gustafson’s employment without cause or for good reason within 24 months following a change in control, Mr. Gustafson will be eligible to receive severance benefits in accordance with a change in control severance agreement to be entered into with Mr. Gustafson, which will contain substantially the same terms as the corresponding Ligand agreements discussed above. Mr. Gustafson will also be eligible to participate in our severance plan. See “Executive and Director Compensation—Narrative to Summary Compensation Table—Gustafson Offer Letter” for additional details.

Recommendation to Shareholders of APAC

The APAC Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of APAC’s shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Non-Binding Governance Proposals, “FOR” the Stock Issuance Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Director Election Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume (a) that no public shareholders exercise their redemption rights in connection with the Business Combination, (b) that Ligand contributes to

OmniAb $15,000,000 (less certain transaction and other expenses) and (c) that New OmniAb issues 1,500,000 shares of New OmniAb Common Stock to the Sponsor pursuant to the Forward Purchase.

Sources		Uses
Cash and investments held in trust account (1)	$235,750,000	Cash to balance sheet	$237,525,000
Ligand Contribution(2)	15,000,000	Deferred Underwriting Fee	8,050,000
Forward Purchase (3)	15,000,000	Transaction and Other Expenses (4)	20,175,000
Total sources	$265,750,000	Total uses	$265,750,000
(1)	Calculated as of December 31, 2021.
(2)	The amount will be reduced by certain transaction and other expenses.
(3)	Shares issued in the Forward Purchase are at a deemed value of $10.00 per share.
(4)	This amount assumes (i) $8.775 million in expenses for OmniAb, (ii) $8.0 million expenses for APAC and (iii) $3.4 million in expenses for Ligand.

The following table also summarizes the sources and uses for funding the Business Combination, assuming that (a) all the public shareholders exercise their redemption rights in connection with the Business Combination, (b) that Ligand contributes to OmniAb $15,000,000 (less certain transaction and other expenses), (c) New OmniAb issues 1,500,000 shares of New OmniAb Common Stock to the Sponsor pursuant to the Forward Purchase, and (d) New OmniAb issues 10,000,000 shares of New OmniAb Common Stock to the Sponsor pursuant to the Redemption Backstop.

Sources		Uses
Cash and investments held in trust account(1)	$0	Cash to balance sheet	$101,775,000
Ligand Contribution(2)	15,000,000	Deferred Underwriting Fee	8,050,000
Forward Purchase (3)	15,000,000	Transaction and Other Expenses(5)	20,175,000
Redemption Backstop(4)	100,000,000		—
Total sources	$130,000,000	Total uses	$130,000,000

(1) APAC Class A Ordinary Shares are estimated to be redeemed at $10.25 per share.

(2) The amount will be reduced by certain transaction and other expenses.

(3) Shares issued in the Forward Purchase are at a deemed value of $10.00 per share.

(4) Shares issued in the Redemption Backstop are at a deemed value of $10.00 per share.

(5) This amount assumes (i) $8.775 million in expenses for OmniAb, (ii) $8.0 million in expenses for APAC and (iii) $3.4 million in expenses for Ligand.

Material U.S. Federal Income Tax Consequences

For a discussion summarizing the material U.S. federal income tax consequences of the Domestication and exercise of redemption rights, please see “Material U.S. Federal Income Tax Consequences to APAC Shareholders.”

For a discussion summarizing the material U.S. federal income tax consequences of the Distribution and the Merger to Ligand stockholders, please see “Material U.S. Federal Income Tax Consequences to Ligand Stockholders of the Distribution and Merger.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of APAC as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of APAC immediately following the Domestication will be the same as those of APAC immediately prior to the Domestication.

The Business Combination

We expect the Business Combination to be accounted for as a “reverse recapitalization” in accordance with GAAP. Under the guidance in ASC 805, APAC is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of OmniAb issuing stock for the net assets of APAC, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of OmniAb.

OmniAb has been determined to be the accounting acquirer in the Business Combination based on the following predominate factors:

●	OmniAb’s existing stockholders will have the greatest voting interest in the combined entity under the no redemption and maximum redemption scenarios with over 75% of the voting interest in each scenario;
●	OmniAb will have the ability to nominate a majority of the initial members of the New OmniAb Board;
●	OmniAb’s senior management will be the senior management of the combined entity;
●	OmniAb is the larger entity based on historical operating activity and has the larger employee base; and
●	the post-combination company will assume an OmniAb branded name: “OmniAb, Inc.”

SUMMARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information of APAC and OmniAb.” The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP, whereby APAC is treated as the acquired company and OmniAb is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of OmniAb issuing stock for the net assets of APAC, accompanied by a recapitalization. The net assets of APAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the period prior to the Business Combination will be those of OmniAb. The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2021 gives the pro forma effect to the Business Combination as if it had occurred on December 31, 2021. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2021 give the pro forma effect to the Business Combination as if it had been consummated on January 1, 2021.

The summary pro forma data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus/information statement and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of OmniAb and APAC and related notes included in this proxy statement/prospectus/information statement. The summary pro forma data has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma data does not purport to project the future financial position or operating results of the combined company.

The following table presents summary pro forma data after giving effect to the Business Combination, assuming two redemption scenarios as follows:

●	Assuming No Redemptions: This presentation assumes that none of the holders of APAC’s Class A Ordinary Shares will exercise redemption rights with respect to their public shares; and
●	Assuming Maximum Redemptions: This presentation assumes that holders of 23,000,000 APAC Class A Ordinary Shares will exercise redemption rights with respect to their public shares for their pro rata share (approximately $10.25 per share) of the funds in the Trust Account, and APAC has received $100,000,000 from the Sponsor as of Closing for the Redemption Backstop pursuant to the A&R FPA.

	Pro Forma Combined	Pro Forma Combined
	(Assuming No	(Assuming Maximum
	Redemptions)	Redemptions)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data For The Year Ended December 31, 2021
Revenue	$34,748	$34,748
Operating expenses	$70,827	$70,827
Loss from operations	$(36,079)	$(36,079)
Net loss	$(33,523)	$(33,523)
Basic and diluted net loss per share	$(0.30)	$(0.34)
Basic and diluted weighted average shares outstanding	110,765,218	98,483,968
Selected Unaudited Pro Forma Condensed Combined

Balance Sheet Data as of December 31, 2021
Total assets	$542,925	$407,175
Total liabilities	$70,596	$70,596
Total stockholders’ equity	$472,329	$336,579

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Form by each Party with the Antitrust Division and the FTC. If the FTC or the Antitrust Division issues a Request for Additional Information and Document Materials (a “Second Request”) within the initial 30-day waiting period, the waiting period with respect to the Transactions will be extended for an additional period of 30 calendar days, which will begin on the date on which the filing parties each certify compliance with the Second Request. On April 6, 2022, APAC and OmniAb filed their respective required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. APAC cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, APAC cannot assure you as to its result.

Neither APAC nor OmniAb is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

APAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in APAC’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. APAC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, APAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of APAC’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of APAC’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Risk Factors

In evaluating the proposals to be presented at the APAC extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus/information statement and especially consider the factors discussed in the section entitled “Risk Factors.”

MARKET PRICE AND DIVIDEND INFORMATION

APAC

Market Information

APAC Units began trading on Nasdaq on August 10, 2021. Each APAC Unit consists of one Class A ordinary share and one-third of one redeemable warrant to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. On September 27, 2021, APAC announced that holders of APAC Units could elect to separately trade the Class A ordinary shares and redeemable warrants included in the APAC Units on September 30, 2021. Any APAC Units not separated continue to trade on Nasdaq under the symbol “AHPAU.” Any underlying Class A ordinary shares and warrants that were separated trade on Nasdaq under the symbols “AHPA” and “AHPAW,” respectively. Each warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described in APAC’s final prospectus dated August 9, 2021, which was filed with the SEC on August 11, 2021. Only whole warrants may be exercised for Class A ordinary shares and will become exercisable on the later of 30 days after the completion of the Business Combination or 12 months after the initial public offering closing date. APAC’s warrants expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

Holders

On April 27, 2022, there was one holder of record of APAC Units, one holder of record of APAC’s separately traded Class A ordinary shares, two holders of record of APAC’s warrants and four holders of record of APAC’s Class B ordinary shares.

Dividends

APAC has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon APAC’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the APAC Board. In addition, the APAC Board is not currently contemplating and does not anticipate declaring stock dividends in the foreseeable future. Further, if APAC incurs any indebtedness in connection with the Business Combination, APAC’s ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith.

OmniAb

Summary Historical Market Price

Historical market price data for OmniAb does not exist, as OmniAb currently is a wholly-owned subsidiary of Ligand. As such, shares of OmniAb Common Stock are not currently listed on a public stock exchange and are not publicly traded. Therefore, no market data is available for OmniAb.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF APAC AND OMNIAB

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of OmniAb and APAC adjusted to give effect to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

APAC is a blank check company incorporated in the Cayman Islands on February 5, 2021. APAC was incorporated for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. APAC has neither engaged in any operations nor generated any revenue to date. On August 12, 2021, APAC consummated its initial public offering of 23,000,000 units at $10.00 per unit, generating gross proceeds of $230,000,000. Simultaneously with the closing of the initial public offering, APAC consummated the sale of 8,233,333 warrants at a price of $1.50 per warrant to the Sponsor, generating proceeds of approximately $12,350,000. Upon the closing of the initial public offering and the sale of the private placement warrants, an amount equal to $235,750,000 was placed in a Trust Account. The Trust Account may be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government obligations. As of December 31, 2021, funds in the Trust Account totaled approximately $235,750,000.

OmniAb is a biotechnology company with a Biological Intelligence powered multi-species antibody platform for the discovery of mono and bispecific therapeutic human antibodies. OmniAb primarily derives revenue from license fees for technology access, milestones from partnered programs and service revenue from research programs.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the historical balance sheets of OmniAb and APAC on a pro forma basis as if the Business Combination had been consummated on December 31, 2021. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combine the historical statements of operations of OmniAb and APAC for such period on a pro forma basis as if the Business Combination had been consummated on January 1, 2021, the beginning of the earliest period presented.

The pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The information should be read together with the accompanying notes to the unaudited pro forma condensed combined financial statements, audited financial statements of OmniAb and APAC included in this proxy statement/ prospectus/ information statement, the sections titled “OmniAb’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “APAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other information relating to OmniAb and APAC contained in this proxy statement/ prospectus/ information statement, including the Merger Agreement and the description of certain terms thereof set forth in the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal.”

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP, whereby APAC is treated as the acquired company and OmniAb is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of OmniAb issuing stock for the net assets of APAC, accompanied by a recapitalization. The net assets of APAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequent presentations of the results of operations presented for the period prior to the Business Combination will be for those of OmniAb.

OmniAb has been determined to be the accounting acquirer in the Business Combination based on the following predominate factors:

●	OmniAb’s existing stockholders will have the greatest voting interest in the combined entity under the no redemption and maximum redemption scenarios with over 75% of the voting interest in each scenario;
●	OmniAb will have the ability to nominate a majority of the initial members of the New OmniAb Board;
●	OmniAb’s senior management will be the senior management of the combined entity;

●	OmniAb is the larger entity based on historical operating activity and has the larger employee base; and
●	The post-combination company will assume an OmniAb branded name: “OmniAb, Inc.”

Pursuant to the Cayman Constitutional Documents, APAC’s public shareholders may request that APAC redeem all or a portion of such shareholder’s public shares for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account if the Business Combination is consummated.

The unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

●	Assuming No Redemptions: This presentation assumes that none of the holders of APAC’s Class A Ordinary Shares will exercise redemption rights with respect to their public shares; and
●	Assuming Maximum Redemptions: This presentation assumes that holders of 23,000,000 APAC Class A Ordinary Shares will exercise redemption rights with respect to their public shares for their pro rata share (approximately $10.25 per share) of the funds in the Trust Account, and APAC has received $100,000,000 from the Sponsor as of Closing for the Redemption Backstop pursuant to the A&R FPA.

Description of the Business Combination

The Business Combination will be accomplished by way of the following transaction steps:

●	The Domestication will be effected, whereby APAC’s jurisdiction of incorporation will be changed by its deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware at least one (1) business day prior to the consummation of the Merger;
●	The Separation will be effected, whereby Ligand will, among other things and subject to the terms and conditions of the Separation Agreement, transfer the OmniAb Business, including certain related subsidiaries of Ligand, to OmniAb and make a contribution to the capital of OmniAb of $15,000,000 less certain transaction and other expenses;
●	The Distribution will be effected, whereby Ligand will distribute to Ligand stockholders 100% of the OmniAb Common Stock;
●	Pursuant to the Employee Matters Agreement, at the time of the Distribution, each existing Ligand equity award, with certain limited exceptions, will be split into (i) a new Ligand equity award and (ii) a new OmniAb Equity Award, with any accrued value in the original Ligand equity award split between such awards based on the relative post-closing values of Ligand and OmniAb;
●	Pursuant to the A&R FPA, OmniAb, New OmniAb and the Sponsor will effect the Forward Purchase, whereby New OmniAb will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000, with such purchases to be consummated following the Domestication and prior to the Merger. In addition to the Forward Purchase, the Sponsor has agreed to effect the Redemption Backstop (to the extent necessary), whereby the Sponsor will purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds to be available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000; and
●	Following the above steps, the Merger will be effected, whereby Merger Sub will merge with and into OmniAb, with OmniAb continuing as the surviving company in the Merger and a wholly-owned subsidiary of New OmniAb. In addition, in connection with the consummation of the Merger and prior to the consummation of the Domestication, the surviving company will be renamed “OmniAb Operations, Inc.”

As a result of the Merger, the existing shares of OmniAb Common Stock will automatically convert into the right to receive shares of New OmniAb Common Stock in accordance with an exchange ratio described elsewhere in this proxy statement/prospectus/information statement. The total number of shares of New OmniAb Common Stock to be received by OmniAb’s stockholders (as of immediately after consummation of the Distribution) or reserved for issuance pursuant to the New OmniAb Equity Awards into which OmniAb Equity Awards are to be converted will be equal to the Aggregate Merger Consideration. In addition to the Aggregate Merger Consideration, holders of OmniAb Common Stock and OmniAb Equity Awards will also receive earnout consideration in the form of an additional 15,000,000 OmniAb Earnout Shares, with 50% of such earnout shares vesting upon the achievement of a post-transaction VWAP of $12.50 per share of New OmniAb Common Stock for any 20 trading days over a consecutive 30 trading-day period, and the remainder vesting upon achievement of a post-transaction VWAP of $15.00 per share of New OmniAb Common Stock for any 20 trading days over a consecutive 30 trading-day period, in each case provided such vesting occurs during the five-year period following the Closing.

For more information about the Business Combination, please see the section titled “Shareholder Proposal No. 1: The Business Combination Proposal.” A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus/information statement as Annex A.

The following summarizes the pro forma capitalization of the post-combination company expected immediately following the Closing, presented under the two redemption scenarios:

	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%
APAC’s public shareholders	23,000,000	18.0%	—	0.0%
Sponsor and related parties (1)(2)	7,250,000	5.7%	17,250,000	15.0%
OmniAb (Ligand) stockholders (3)	97,431,885	76.3%	97,431,885	85.0%
Pro Forma Common Stock (4)(5)	127,681,885	100.0%	114,681,885	100.0%

(1)	Includes 1,916,667 Sponsor Earnout Shares in the no redemption scenario and 1,197,917 Sponsor Earnout Shares in the maximum redemption scenario. The Sponsor Earnout Shares were included in the pro forma capitalization as, during the Earnout Period, holders of the Sponsor Earnout Shares are entitled to vote such Sponsor Earnout Shares and receive dividends and other distributions in respect thereof, pursuant to the Sponsor Insider Agreement.
(2)	Pursuant to the A&R FPA, includes 1,500,000 shares of New OmniAb Common Stock purchased by the Sponsor in the Forward Purchase in the no redemption and maximum redemption scenarios and 10,000,000 shares of New OmniAb Common Stock purchased by the Sponsor in the Redemption Backstop in the maximum redemption scenario.
(3)	Includes 15,000,000 OmniAb Earnout Shares as, during the Earnout Period, OmniAb Earnout Shares are entitled to exercise the voting rights carried by such OmniAb Earnout Shares and receive any dividends or other distributions in respect of such OmniAb Earnout Shares.
(4)	The pro forma capitalization excludes the following:
●	10,636,952 unexercised OmniAb stock options
●	793,628 OmniAb RSUs and OmniAb PSUs
●	7,666,667 unexercised APAC Public Warrants
●	8,233,333 unexercised APAC Private Placement Warrants
●	1,666,667 unexercised APAC Warrants issued in the Forward Purchase
●	1,666,667 unexercised APAC Warrants issued in the Backstop Redemption in the maximum redemption scenario

(5)	If all of the Sponsor’s APAC Warrants are exercised, which include the 8,233,333 APAC Private Placement Warrants, the 1,666,667 APAC Warrants issued in the Forward Purchase and the 1,666,667 APAC Warrants issued in the Backstop Redemption in the maximum redemption scenario, Sponsor would own approximately 12.5% of the shares of New OmniAb in the no redemption scenario, or approximately 22.8% of the shares of New OmniAb in the maximum redemptions scenario.

Assumptions and estimates underlying the unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of the post-combination company following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date on which these unaudited pro forma condensed combined financial statements are prepared and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2021

(in thousands)

						Additional
						Transaction
			Transaction			Accounting
			Accounting			Adjustments		Pro Forma
			Adjustments		Pro Forma	(Assuming		Combined
			(Assuming No		Combined	Maximum		(Assuming
	OmniAb	APAC	Redemptions)		(Assuming No	Redemptions)		Maximum
	(Historical)	(Historical)	(Note 3)		Redemptions)	(Note 3)		Redemptions)
Assets
Cash and cash equivalents	$—	$190	$11,600	(a)	$237,715	$(235,750)	(j)	$101,965
			235,750	(b)		100,000	(k)
			(8,050)	(c)
			(16,775)	(d)
			15,000	(e)
Accounts receivable, net	21,136	—			21,136			21,136
Other current assets	1,406	745			2,151			2,151
Total current assets	22,542	935	237,525		261,002	(135,750)		125,252
Cash held in Trust Account	—	235,750	(235,750)	(b)	—			—
Intangible assets, net	176,321	—			176,321			176,321
Goodwill	83,979	—			83,979			83,979
Property and equipment, net	6,795	—			6,795			6,795
Opearating lease assets	13,332	—			13,332			13,332
Other assets	1,496	—			1,496			1,496
Total assets	304,465	236,685	1,775		542,925	(135,750)		407,175
Liabilities
Accounts payable	2,924	15			2,939			2,939
Accrued liabilities	3,746	423			4,169			4,169
Current portion of contingent liabilities	2,538	—			2,538			2,538
Current portion of deferred revenue	10,790	—			10,790			10,790
Current portion of operating lease liabilities	578	—			578			578
Current portion of finance lease liabilities	1	—			1			1
Total current liabilities	20,577	438	—		21,015	—		21,015
Long-term contingent liabilities	4,826	—			4,826			4,826
Deferred underwriting fee payable	—	8,050	(8,050)	(c)	—			—
Deferred income taxes, net	21,962	—			21,962			21,962
Long-term operating lease liabilities	13,272	—			13,272			13,272
Long-term portion of deferred revenue	9,226	—			9,226			9,226
Other long-term liabilities	295	—			295			295
Total liabilities	70,158	8,488	(8,050)		70,596	—		70,596
Commitments and contingencies
Class A ordinary shares subject to possible redemption	—	235,750	(235,750)	(f)	—	—		—
Stockholders’ equity
Preference shares	—	—			—	—		—
Ordinary shares
Class A	—	—	2	(f)	—			—
			(2)	(g)
Class B	—	1	(1)	(g)	—			—
Parent company net investment	234,307	—	11,600	(a)	—			—
			(245,907)	(h)
New OmniAb Common Stock	—	—	—	(e)	13	(2)	(j)	12
			3	(g)		1	(k)
			10	(h)
Additional paid-in capital	—	—	(8,775)	(d)	472,316	(235,748)	(j)	336,567
			235,748	(f)		99,999	(k)
			15,000	(e)
			245,897	(h)
			(15,554)	(i)
Accumulated deficit	—	(7,554)	(8,000)	(d)	—			—
			15,554	(i)
Total stockholders’ equity	234,307	(7,553)	245,575		472,329	(135,750)		336,579
Total liabilities and stockholders’ equity	$304,465	$236,685	$1,775		$542,925	$(135,750)		$407,175

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except share and per share data)

		For the period
		from
		February 5, 2021
		(inception)				Additional
	Year Ended	through			Year Ended	Transaction		Year Ended
	December 31, 2021	December 31, 2021	Transaction		December 31, 2021	Accounting		December 31, 2021
			Accounting		Pro Forma	Adjustments		Pro Forma
			Adjustments		Combined	(Assuming		Combined
			(Assuming No		(Assuming	Maximum		(Assuming
	OmniAb	APAC	Redemptions)		No	Redemptions)		Maximum
	(Historical)	(Historical)	(Note 3)		Redemptions)	(Note 3)		Redemptions)
Revenues:
License and milestone revenue	$14,664	$—			$14,664			$14,664
Service revenue	20,084	—			20,084			20,084
Total revenue	34,748	—	—		34,748	—		34,748
Operating expense:
Research and development	39,232	—			39,232			39,232
General and administrative	16,947	516	(46)	(aa)	17,417			17,417
Amortization of intangibles	12,968	—			12,968			12,968
Other operating expense – net	1,210	—			1,210			1,210
Total operating expenses	70,357	516	(46)		70,827	—		70,827
Loss from operations	(35,609)	(516)	46		(36,079)	—		(36,079)
Other income (expense):
Interest expense	(7)	—			(7)			(7)
Other income, net	1,266	—	(8,000)	(bb)	(6,734)			(6,734)
Other income, net	1,259	—	(8,000)		(6,741)	—		(6,741)
Loss before income taxes	(34,350)	(516)	(7,954)		(42,820)	—		(42,820)
Income tax benefit	7,308	—	1,989	(cc)	9,297			9,297
Net loss	$(27,042)	$(516)	$(5,965)		$(33,523)	$—		$(33,523)
Basic and diluted weighted average shares outstanding		15,178,572	95,586,646	(dd)	110,765,218	(12,281,250)	(ee)	98,483,968
Basic and diluted net loss per share		$(0.03)			$(0.30)			$(0.34)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.Basis of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP, whereby APAC is treated as the acquired company and OmniAb is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination is expected to be treated as the equivalent of OmniAb issuing stock for the net assets of APAC, accompanied by a recapitalization. The net assets of APAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the period prior to the Business Combination will be those of OmniAb.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2021.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 has been prepared using, and should be read in conjunction with, the following:

●	OmniAb’s audited combined balance sheet as of December 31, 2021 and the related notes included elsewhere in this proxy statement/ prospectus/ information statement; and
●	APAC’s audited balance sheet as of December 31, 2021 and the related notes included elsewhere in this proxy statement/ prospectus/ information statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 has been prepared using, and should be read in conjunction with, the following:

●	OmniAb’s audited combined statement of operations for the year ended December 31, 2021 and the related notes included elsewhere in this proxy statement/ prospectus/ information statement; and
●	APAC’s audited statement of operations for the period from February 5, 2021 (inception) through December 31, 2021 and the related notes included elsewhere in this proxy statement/ prospectus/ information statement.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the completion of the Business Combination are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of OmniAb and APAC.

2.Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of OmniAb’s and APAC’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

3.Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The unaudited pro forma condensed combined consolidated statement operations does not reflect an adjustment for the Transition Services Agreement as management does not anticipate that the net costs associated with the Transition Services Agreements will be materially different than the historical costs that have been allocated by Ligand to OmniAb related to these same services. Additionally, the unaudited pro forma condensed combined financial information does not give effect to increased costs of operating OmniAb as a separate public company or support functions that OmniAb may incur following the Business Combination.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statement of operations are based upon the number of APAC’s shares outstanding, assuming the Business Combination occurred on January 1, 2021.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:

(a)	Represents Ligand’s contribution to OmniAb of $11,600,000 prior to the Distribution in accordance with the Separation and Distribution Agreement. The $11,600,000 contribution amount represents $15,000,000 less approximately $3,400,000 of certain transaction and other expenses previously incurred by Ligand, which are eligible to be offset against the contribution amount in accordance with the Separation and Distribution Agreement.
(b)	Reflects the reclassification of cash held in the Trust Account that becomes available following the Business Combination, assuming no redemptions.
(c)	Reflects the settlement of $8,050,000 in deferred underwriting fee payable.
(d)	Represents preliminary estimated transaction costs expected to be incurred by OmniAb and APAC of approximately $8,775,000 and $8,000,000, respectively, for legal, financial advisory and other professional fees.

OmniAb’s estimated transaction costs were capitalized and offset against the proceeds from the Business Combination and reflected as a decrease in additional paid-in capital.

APAC’s estimated transaction costs exclude the deferred underwriting commissions as described in Note 3(c) above. APAC’s estimated transaction costs were reflected as an adjustment to accumulated deficit as of December 31, 2021. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 as discussed in Note 3(bb) below.

(e)	Reflects proceeds of $15,000,000 from the issuance and sale of 1,500,000 shares of New OmniAb Common Stock, par value of $0.0001 per share, and 1,666,667 Warrants in the Forward Purchase. The APAC Warrants issued in the Forward Purchase are expected to be equity classified under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”).
(f)	Reflects the reclassification of $235,750,000 of APAC Class A Ordinary Shares, par value of $0.0001 per share, subject to possible redemption to permanent equity, assuming no redemptions.
(g)	Reflects the conversion of 23,000,000 APAC Class A Ordinary Shares and 5,750,000 APAC Class B Ordinary Shares into 28,750,000 shares of New OmniAb Common Stock in the Domestication.
(h)	Reflects the recapitalization of OmniAb’s parent company net investment into 97,431,885 shares of New OmniAb Common Stock, par value of $0.0001 per share. The shares of New OmniAb Common Stock include 82,431,885 shares of New OmniAb Common Stock issued to holders of OmniAb Common Stock and 15,000,000 OmniAb Earnout Shares. The OmniAb Earnout Shares, which will be issued and legally outstanding upon the closing of the Business Combination, are expected to be equity classified under ASC 815-40.
(i)	Reflects the elimination of APAC’s historical accumulated deficit after recording the transaction costs to be incurred by APAC as described in Note 3(d) above.
(j)	Represents the maximum redemption of 23,000,000 APAC Class A Ordinary Shares for $235,750,000 allocated to shares of New OmniAb Common Stock and additional paid-in capital using par value of $0.0001 per share and at a redemption price of $10.25 per share.
(k)	Reflects proceeds of $100,000,000 from the issuance and sale of 10,000,000 shares of New OmniAb Common Stock, par value of $0.0001 per share, and 1,666,667 Warrants to the Sponsor in the Redemption Backstop. The Warrants issued in the Redemption Backstop are expected to be equity classified under ASC 815-40.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 are as follows:

(aa)

Represents pro forma adjustment to eliminate historical expenses related to APAC’s administrative, financial and support services paid to the Sponsor, which will terminate upon consummation of the Business Combination.

(bb)

Reflects preliminary estimated APAC transaction costs that will be expensed upon the closing of the Business Combination. These costs are reflected as if incurred on January 1, 2021, the date the Business Combination is deemed to have occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(cc)	Reflects the adjustment to income tax expense as a result of the tax impact on the pro forma adjustments at the estimated combined statutory tax rate of 25.0%.

(dd) Reflects the issuance of 82,431,885 shares of New OmniAb Common Stock to holders of OmniAb Common Stock, and an adjustment to APAC’s weighted average shares outstanding of 13,571,428 to assume APAC’s shares were outstanding since January 1, 2021, the beginning of the earliest period presented, and the issuance of 1,500,000 shares of New OmniAb Common Stock in the Forward Purchase. Excludes 1,916,667 Sponsor Earnout Shares subject to certain vesting restrictions pursuant to the Sponsor Insider Agreement and the Merger Agreement, which are considered contingently issuable shares for which the milestones have not yet been achieved. Refer to Note 4 “Loss Per Share” of this Unaudited Pro Forma Condensed Combined Financial Information for further information on the calculation of pro forma weighted average shares outstanding.

(ee) Reflects the redemption of 23,000,000 APAC Class A Ordinary Shares, the issuance of 10,000,000 shares of New OmniAb Common Stock to the Sponsor in the Redemption Backstop, and pursuant to the Sponsor Insider Agreement, a decrease of 718,750 Sponsor Earnout Shares in the maximum redemption scenario. Refer to Note 4 “Loss Per Share” of this Unaudited Pro Forma Condensed Combined Financial Information for further information on the calculation of pro forma weighted average shares outstanding.

4.Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

	Assuming No	Assuming Maximum
	Redemptions	Redemptions
Pro forma net loss (in thousands)	$(33,523)	$(33,523)
Pro forma weighted average shares outstanding, basic and diluted	110,765,218	98,483,968
Pro forma net loss per share, basic and diluted	$(0.30)	$(0.34)
Pro forma weighted average shares calculation, basic and diluted
APAC’s public shareholders	23,000,000	—
Sponsor & related parties(1)(2)	5,333,333	16,052,083
OmniAb (Ligand) stockholders(3)	82,431,885	82,431,885
Pro forma weighted average shares calculation, basic and diluted(4)	110,765,218	98,483,968
(1)	The pro forma basic and diluted shares exclude 1,916,667 Sponsor Earnout Shares in the no redemption scenario and 1,197,917 Sponsor Earnout Shares in the maximum redemption scenarios. The Sponsor Earnout Shares are subject to certain vesting restrictions pursuant to the Sponsor Insider Agreement and the Merger Agreement and are considered contingently issuable shares for which the milestones have not yet been achieved.
(2)	The pro forma basic and diluted shares includes 1,500,000 shares of New OmniAb Common Stock purchased by the Sponsor in the Forward Purchase in the no redemption and maximum redemption scenarios and 10,000,000 shares of New OmniAb Common Stock purchased by the Sponsor in the Redemption Backstop in the maximum redemption scenario.
(3)	The pro forma basic and diluted shares exclude 15,000,000 OmniAb Earnout Shares subject to certain vesting restrictions pursuant to the Merger Agreement. These Earnout Shares are considered contingently issuable shares for which the milestones have not yet been achieved.
(4)	The pro forma diluted shares exclude the following because including them would be antidilutive:
●	10,636,952 unexercised OmniAb stock options
●	793,628 OmniAb RSUs and OmniAb PSUs
●	7,666,667 unexercised APAC Public Warrants
●	8,233,333 unexercised APAC Private Placement Warrants
●	1,666,667 unexercised APAC Warrants issued in the Forward Purchase
●	1,666,667 unexercised APAC Warrants issued in the Backstop Redemption in the maximum redemption scenario

RISK FACTORS

Unless the context otherwise requires, references in this subsection “—Risk Factors” to “OmniAb,” “we,” “us” and “our” generally refer to OmniAb following the Business Combination.

Risks Related to the Business of OmniAb

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this proxy statement/prospectus/information statement. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

We have incurred losses on an as-reported basis for the last three years, and we may not be able to generate sufficient revenue to achieve and maintain profitability.

Historically, we have incurred net losses, as reported on a combined basis. For the years ended December 31, 2021, 2020 and 2019, our revenue was $34.7 million, $23.3 million and $18.3 million, respectively. For the years ended December 31, 2021, 2020 and 2019, our net loss was $(27.0 million), $(17.6 million) and $(13.6 million), respectively. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we invest in research and development activities to improve our OmniAb technology platform, market and sell our technologies to existing and new partners, add operational, financial and management information systems and personnel to support our operations and incur additional costs associated with operating as a public company.

Our expenses could increase beyond expectations for a variety of reasons, including as a result of our growth strategy and the expansion of our operations. We will need to generate significant additional revenue to achieve and sustain profitability and even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We may never be able to generate sufficient revenue to achieve or sustain profitability and our recent and historical growth should not be considered indicative of our future performance. Our failure to become and remain profitable may have an adverse effect on the value of our company and could impair our ability to raise capital, expand our business and maintain our research and development efforts. A decline in the value of our company could also cause you to lose all or part of your investment.

Our revenue has fluctuated from period to period, and our revenue for any historical period may not be indicative of results that may be expected for any future period.

Service and license revenue are generated by research activities that we perform for our partners and technology access fees, the timing and nature of which are dictated by the commencement of discovery campaigns selected by our partners. We also generate milestone payments upon the achievement of development milestones by our partners with respect to the antibodies discovered using our platform and royalties based on the net sales of any products commercialized by our partners. As a result, we will be prone to fluctuations in our revenue depending on the timing of our entry into license agreements with our partners, our partners initiating discovery programs, and our partners achieving development milestones or commercial sales with respect to therapeutic candidates utilizing antibodies discovered using our platform. The timing and likelihood of payments to us under these agreements is dependent on our partners’ successful utilization of the antibodies discovered using our platform, which is outside of our control. Because of these factors, our revenue could vary materially from quarter to quarter from our forecasts.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

●	the level of demand for our technology platform and solutions, which may vary significantly;
●	the timing and cost of, and level of investment in, research, development and commercialization activities relating to our platform and technology and any of our internal development programs, which may change from time to time;
●	the start and completion of programs in which our platform is utilized;
●	the introduction of new technologies, platform features or software, by us or others in our industry;
●	expenditures that we may incur to acquire, develop or commercialize additional platform technologies;
●	the degree of competition in our industry and any change in the competitive landscape of our industry, including consolidation among our competitors or future partners;
●	the level of demand for any products commercialized by our partners, which may vary significantly;
●	natural disasters, outbreaks of disease or public health crises, such as the COVID-19 pandemic;
●	the timing and nature of any future acquisitions or strategic partnerships;
●	future accounting pronouncements or changes in our accounting policies; and
●	changes in general market and economic conditions.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results and revenues. This variability and unpredictability could result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Our commercial success depends on the quality of our antibody discovery platform and technological capabilities and their acceptance by new and existing partners in our market.

We utilize our OmniAb technology platform to discover antibodies for further development and potential commercialization by our partners. As a result, the quality and sophistication of our platform is critical to our ability to conduct our research discovery activities and to deliver more promising antibodies and other drugs and to accelerate and lower the costs of discovery as compared to traditional methods for our partnerships. In particular, our business depends, among other things, on:

●	our platform’s ability to successfully identify antibodies with therapeutic potential on the desired timeframes;
●	our ability to execute on our strategy to enter into new partnerships with new or existing partners with economic terms that are acceptable to us;
●	our ability to increase awareness of the capabilities of our technology and solutions;
●	our partners’ and potential partners’ willingness to adopt new technologies;

●	whether our platform reliably provides advantages over legacy and other alternative technologies and is perceived by partners to be cost effective;
●	the rate of adoption of our technologies by pharmaceutical and biotechnology companies of all sizes and capabilities;
●	the prices we charge for our technology access and the research services we perform;
●	the relative reliability and robustness of our platform;
●	our ability to develop new solutions for partners;
●	whether competitors develop a platform that enables antibody discovery more effectively than our platform;
●	the status of the market for next-generation biologics, which may become less attractive due to business, competitive or regulatory factors;
●	the timing and scope of any approval that may be required by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA), comparable foreign authorities or any other regulatory body to commercialize therapeutic candidates that are developed based on antibodies or other drugs discovered using our platform;
●	the impact of our investments in innovation and commercial growth; and
●	our ability to further validate our technology through research and accompanying publications.

There can be no assurance that we will successfully address any of these or other factors that may affect the market acceptance of our platform. Failure of antibodies discovered using our platform can occur at any stage of discovery, preclinical or clinical development, and any such failures may reduce our partners’ confidence in our platform. We also believe that pharmaceutical and biotechnology companies are likely to be particularly sensitive to defects and errors in the use of our platform, including if our platform fails to deliver meaningful acceleration of certain research timelines accompanied by results at least as good as the results generated using legacy or other alternative technologies. There can be no guarantee that our platform will meet the expectations of pharmaceutical and biotechnology companies. If we are unsuccessful in achieving and maintaining market acceptance of our platform, our business, financial condition, results of operations and prospects could be adversely affected.

Our future success is dependent on the eventual approval and commercialization of products developed by our partners for which we have no control over the clinical development plan, regulatory strategy or commercialization efforts.

Our business model is dependent on the eventual progression of therapeutic candidates discovered or initially developed utilizing our platform into clinical trials and commercialization. This requires us to attract partners and enter into agreements with them that contain obligations for the partners to pay us milestone payments as well as royalties on sales of approved products for the therapeutic candidates they develop that are generated utilizing our platform. Given the nature of our relationships with our partners, we do not control the progression, clinical development, regulatory strategy or eventual commercialization, if approved, of these therapeutic candidates. As a result, our future success and the potential to receive milestones and royalties are entirely dependent on our partners’ efforts over which we have no control. If our partners determine not to proceed with the future development of a drug candidate discovered or initially developed utilizing our platform, or if they implement clinical or regulatory strategies that ultimately do not result in the further development or approval of the therapeutic candidates, we will not receive the benefits of our partnerships, which may have a material and adverse effect on our operations.

In addition, biopharmaceutical development is inherently uncertain and very few therapeutic candidates ultimately progress through clinical development and receive approval for commercialization. If our partners do not receive regulatory approval for a sufficient number of therapeutic candidates originating from our partnerships, we may not be able to sustain our business model. Further, we have little control over how diversified our portfolio of potential milestone payments or royalties will end up being.

In addition, we do not control the timing of disclosure by our partners of any milestones or other information related to any therapeutic candidates generated using our platform. Any disclosure by us or our partners of data or other information regarding any such therapeutic candidates that is perceived as negative may have a material adverse impact on our stock price or overall valuation. Our stock price may also decline as a result of negative clinical trial results, including adverse safety events involving any drug candidate that is subject to one of our partnerships.

We may need to raise additional capital to fund our existing operations and achieve our goals. If we are unable to raise additional capital when needed on acceptable terms or generate cash flows necessary to maintain or expand our operations, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Based on our current business plan, we believe our cash and cash equivalents following the Business Combination, together with our anticipated cash flows from operations, will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months following the date of this proxy statement/prospectus/information statement. If such cash and cash equivalents, together with our anticipated cash flow from operations, are insufficient to satisfy our liquidity requirements including because of increased expenditures or lower demand for our platform, or the realization of other risks described in this proxy statement/prospectus/information statement, we may be required to raise additional capital prior to such time through issuances of public or private equity or debt financings or other capital sources. Such additional financing may not be available on terms acceptable to us or at all.

In any event, we may consider raising additional capital in the future to expand our business, to pursue strategic investments or acquisitions, to take advantage of favorable market conditions or financing opportunities or for other reasons, even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements will depend on many factors, including, but not limited to:

●	our ability to achieve revenue growth;
●	the costs of expanding our operations, including our business development and marketing efforts;
●	our rate of progress in selling access to our platform and marketing activities associated therewith;
●	our rate of progress in, and cost of research and development activities associated with, our platform technologies and our internal development programs to the extent we pursue any such programs;
●	the effect of competing technological and market developments;
●	the continued impact of the COVID-19 pandemic on global social, political and economic conditions;
●	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company;
●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property and proprietary rights; and
●	the costs associated with any technologies that we may in-license or acquire.

The various ways we could raise additional capital carry potential risks. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we are unable to obtain adequate financing, if we require it, when needed or on terms acceptable to us, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we cannot maintain and expand current partnerships and enter into new partnerships, our future operating results would be adversely affected.

We primarily focus our efforts on the discovery of antibodies for our partners, who can select a target and define the antibody properties needed for therapeutic development or use our technology directly in their own labs. As a result, our success depends on our ability to maintain and expand the number and scope of our partnerships. Many factors may impact the success of these partnerships, including our ability to perform our obligations, our partners’ satisfaction with our solutions and technologies, our partners’ ability to successfully develop, secure regulatory approval for and commercialize therapeutic candidates using antibodies discovered using our platform, our partners’ internal priorities (including fluctuations in research and developments budgets), our partners’ resource allocation decisions and competitive opportunities, disagreements with partners, the costs required of either party to the partnerships and related financing needs, and operating, legal and other risks in any relevant jurisdiction. Our existing partners may cease to use our technologies depending on their own technological developments, availability of other competing technologies and internal decisions regarding allocation of time and resources to the discovery and development of therapeutic candidates, over which we have no control. Our existing and future partners may have limited bandwidth to initiate new programs, which could limit their adoption or scale of application of our technologies.

We engage in conversations with companies regarding potential partnerships on an ongoing basis. These conversations may not result in a commercial agreement. Even if an agreement is reached, the resulting relationship may not be successful, including due to our inability to discover any usable antibodies for the selected targets or the antibodies that we do discover may not be successfully developed or commercialized by our partners. In such circumstances, we would not generate any substantial revenues from such a partnership in the form of technology access fees, service fees, milestone payments, royalties or otherwise. Speculation in the industry about our existing or potential partnerships may be a catalyst for adverse speculation about us, or our platform, which can adversely affect our reputation and our business.

We cannot assure investors that we will be able to maintain or expand our existing partnerships or that our technologies will achieve adequate market adoption among new partners. Any failure to increase penetration in our existing markets or new markets would adversely affect our ability to improve our operating results.

In recent periods, we have depended on a limited number of partners for our revenue, the loss of any of which could have an adverse impact on our business.

In recent periods, a limited number of partners accounted for a significant portion of our revenue. For the years ended December 31, 2021 and 2020, three of our partners accounted for 28%, 24% and 11% and 26%, 21% and 10%, respectively, of our revenue, and 28 and 35 partners accounted for the remaining 37% and 43%, respectively, of our revenue. While moving forward we expect to diversify the number of partners and programs, in the near term these partners represent a large portion of potential revenue. Our license agreements are typically terminable by our partners without penalty with specified notice, which would terminate their access to our technology platform, although we would retain downstream economics on any OmniAb-derived antibody. As a result, if we fail to maintain our relationships with these partners or if these partners discontinue their programs, our future results of operations could be materially and adversely affected.

Biopharmaceutical development is inherently uncertain, and it is possible that none of the therapeutic candidates discovered using our platform that are further developed by our partners will become viable commercial products, on a timely basis or at all.

We use our platform to offer antibody drug-discovery programs to partners who are engaged in drug discovery and development. These partners include pharmaceutical and biotechnology companies of all sizes. While we receive upfront payments generated through our receipt of service revenue and technology access fees, we expect that the vast majority of the economic value of the agreements we enter into with our partners is in the downstream payments that we may receive upon achievement of development milestones and royalties on sales of any approved products. As a result, our future growth is dependent on the ability of our partners to successfully develop and commercialize therapies based on antibodies discovered using our platform. Due to our reliance on our partners, the risks relating to product development, regulatory clearance, authorization or approval and commercialization apply to us derivatively through the activities of our partners. While we believe our platform is capable of identifying high quality antibodies, there can be no assurance that our partners will successfully develop, secure marketing approvals for and commercialize any therapeutic candidates based on the antibodies discovered using our platform. As a result, we may not realize the intended benefits of our partnerships.

Neither we nor our partners are permitted to market any therapeutic candidate in the United States until we or they receive regulatory approval of a New Drug Application (NDA) or Biologics License Application (BLA) from the FDA or until we or they receive regulatory approval from foreign regulatory authorities. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a therapeutic candidate’s clinical development and may vary among jurisdictions.

For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (CTR) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate clinical trial application (CTA) to be submitted in each member state, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials whose CTA was made under the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors may still choose to submit a CTA under either the Clinical Trials Directive or the CTR until January 31, 2023 and, if authorized, those will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR.

It is currently unclear to what extent the United Kingdom (UK) will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency (MHRA) launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation will be closely watched and will determine whether the UK chooses to align with the regulation or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.

If we or our partners are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, development plans may be impacted.

Prior to obtaining approval to commercialize a therapeutic candidate in the United States or abroad, our partners must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA, EMA or comparable foreign regulatory agencies, that such therapeutic candidates are safe and effective, or in the case of biologics in the U.S., safe, pure, and potent, for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we or our partners believe the nonclinical or clinical data for any therapeutic candidates are promising, such data may not be sufficient to support approval by the FDA and other comparable regulatory authorities.

The FDA or comparable foreign regulatory bodies can delay, limit or deny approval of therapeutic candidates or could require our partners to conduct additional nonclinical or clinical testing or abandon a program for a number of reasons. Due to the uncertain, time-consuming and costly clinical development and regulatory approval process, our partners may not successfully develop any therapeutic candidates with the antibodies discovered using our platform, or our partners may choose to discontinue the development of these therapeutic candidates for a variety of reasons, including due to safety, risk versus benefit profile, exclusivity, competitive landscape, commercialization potential, production limitations or prioritization of their resources. It is possible that substantially all of these therapeutic candidates will never receive regulatory approval and, even if approved, such therapeutic candidates may never be successfully commercialized.

In addition, even if these therapeutic candidates receive regulatory approval in the United States, our partners may never obtain approval or commercialize such therapeutic candidates outside of the United States, which would limit their full market potential and therefore our ability to realize their potential downstream value. Furthermore, approved therapeutic candidates may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited. Likewise, our partners have to make decisions about which clinical stage and pre-clinical therapeutic candidates to develop and advance, and our partners may not have the resources to invest in all of the therapeutic candidates that contain antibodies discovered using our platform, or clinical data and other development considerations may not support the advancement of one or more therapeutic candidates. Decision-making about which therapeutic candidates to prioritize involves inherent uncertainty, and our partners’ development program decision-making and resource prioritization decisions, which are outside of our control, may adversely affect the potential value of those partnerships. Additionally, subject to its contractual obligations to us, if one more of our partners is involved in a business combination, the partner might deemphasize or terminate the development or commercialization of any drug candidate that utilizes an OmniAb-derived antibody. If one of our strategic partners terminates its agreement with us, we may find it more difficult to attract new partners.

We are also subject to industry-wide FDA and other regulatory risk. The number of BLAs and NDAs approved by the FDA varies significantly over time and if there were to be an extended reduction in the number of BLAs or NDAs approved by the FDA, the industry would contract and our business would be materially harmed.

Our partners’ failure to effectively advance, market and sell suitable therapeutic candidates with the antibodies that discovered using our platform could have a material adverse effect on our business, financial condition, results of operations and prospects, and cause the market price of our common stock to decline. In addition to the inherent uncertainty in drug development addresses above, our ability to forecast our future revenues may be limited.

The failure of our partners to meet their contractual obligations to us could adversely affect our business.

Our reliance on our partners poses a number of additional risks, including the risk that they may not perform their contractual obligations to us, in compliance with applicable legal or contractual requirements, in a timely manner or at all; they may not maintain the confidentiality of our proprietary information; and disagreements or disputes could arise that could cause delays in, or termination of, the research, development or commercialization of products using our antibodies or result in litigation or arbitration.

In addition, certain of our partners are large, multinational organizations that run many programs concurrently, and we are dependent on their ability to accurately track and make milestone payments to us pursuant to the terms of our agreements with them. Any failure by them to inform us when milestones are reached and make related payments to us could adversely affect our results of operations.

Moreover, some of our partners are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, and are often subject to country-specific privacy and data security risk, as well as burdensome legal and regulatory requirements. Any of these factors could adversely impact their financial condition and results of operations, which could impair their ability to meet their contractual obligations to us, which may have a material adverse effect on our business, financial condition and results of operations.

Our partners have significant discretion in determining when and whether to make announcements, if any, about the status of our partnerships, including about clinical developments and timelines for advancing collaborative programs, and the price of our common stock may decline as a result of announcements of unexpected results or developments.

Our partners have significant discretion in determining when and whether to make announcements about the status of our partnerships, including about preclinical and clinical developments and timelines for advancing antibodies discovered using our platform. We do not plan to disclose the development status and progress of individual therapeutic candidates of our partners, unless and until those partners do so first. Our partners may wish to report such information more or less frequently than we desire to or may not wish to report such information at all, in which case we would not report that information either. In addition, if partners choose to announce a collaboration with us, there is no guarantee that we will recognize research discovery fees in that quarter or even the following quarter, as such fees are not payable to us until our partner begins discovery activities. The price of our common stock may decline as a result of the public announcement of unexpected results or developments in our partnerships, or as a result of our partners withholding such information.

Our partners may not achieve projected discovery and development milestones and other anticipated key events in the expected timelines or at all, which could have an adverse impact on our business and could cause the price of our common stock to decline.

From time to time, we may make public statements regarding the expected timing of certain milestones and key events, as well as regarding developments and milestones under our partnerships, to the extent that our partners have publicly disclosed such information or permit us to make such disclosures. Our partners may from time to time make statements about their goals and expectations for partnerships with us. The actual timing of these events can vary dramatically due to a number of factors such as delays or failures in our or our current and future partners’ discovery and development programs, the amount of time, effort, and resources committed by us and our current and future partners, and the numerous uncertainties inherent in the development of therapeutics. As a result, there can be no assurance that our partners’ current and future programs will advance or be completed in the time frames we or they expect. If our partners fail to achieve one or more of these milestones or other key events as planned, our business could be materially and adversely affected and the price of our common stock could decline.

We may be unable to manage our current and future growth effectively, which could make it difficult to execute our business strategy.

As we continue to execute on our business strategy, we anticipate further growth in our business operations. This growth requires managing complexities across all aspects of our business, including complexities associated with increased research and development and business development and marketing operations. As we seek to increase the number of our partnered programs, expand the scope of our existing partnerships and further develop our technological capabilities, we may need to incorporate new equipment, implement new technology systems and laboratory processes and hire new personnel with specialized qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher technology development costs, declining technology development quality, deteriorating program management success, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our platform, and could damage our reputation and the prospects for our business.

To manage our anticipated growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management team may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing our growth. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance, and our ability to develop and commercialize our platform and compete effectively, will depend, in part, on our ability to effectively manage increased program demand and the growth in our operations.

Our platform utilizes various species of animals that could contract disease or die and could otherwise subject us to controversy and adverse publicity, which may interrupt our business operations or harm our reputation.

Our platform utilizes animals to discover and produce antibodies. We cannot completely eliminate the risks of animals contracting disease, which from time to time has occurred, or a natural or man-made disaster that could cause death to valuable production animals, in our vivarium facilities, which house our chickens, or those of the contract research organizations (CROs) that maintain our mouse and rat colonies. We cannot make any assurance that we or our CROs will be able to contain or reverse any such instance of disease. Although we maintain backup colonies of our animals, disease or death on a broad scale could materially interrupt business operations as animals are a key part of our antibody discovery programs, which could have a material adverse effect on our results of operations and financial condition.

Further, genetic engineering and testing of animals has been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals in the United States, the European Union (EU) and other jurisdictions have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities and the ability for us and our partners to use our technology platform could be interrupted or delayed, our costs could increase and our reputation could be harmed.

We have invested, and expect to continue to invest, in research and development efforts that further enhance our antibody discovery platform. Such investments in technology are inherently risky and may affect our operating results. If the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may suffer.

We have historically dedicated a substantial portion of our resources on the development of our platform and the technology that it incorporates. These investments may involve significant time, risks, and uncertainties, including the risk that the expenses associated with these investments may affect operating results and that such investments may not generate sufficient technological advantage relative to alternatives in the market which would, in turn, impact revenues to offset liabilities assumed and expenses associated with these new investments. The industry in which we operate changes rapidly as a result of technological and drug developments, which may render our solutions less desirable. We believe that we must continue to invest a significant amount of time and resources in our platform and technology to maintain and improve our competitive position. If we do not achieve the benefits anticipated from these investments, if the achievement of these benefits is delayed, or if our technology platform is not able to accelerate the process of antibody drug discovery as quickly as we anticipate, our revenue and operating results may be adversely affected.

Our business is subject to risks arising from COVID-19 and other epidemic diseases.

The COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting our employees, partners, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions have taken and continue to take actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. We have generally restricted in-person access to our executive offices, our administrative employees are working remotely on an intermittent basis, and we have limited the number of staff in our research and development laboratories and other facilities. To date, we have not experienced material disruptions in our business operations. While it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, the continued spread of COVID-19 or variants thereof and the measures taken by the governmental authorities, and any future epidemic disease outbreaks, could: disrupt the supply chain and the manufacture or shipment of products and supplies for use by us in our discovery activities and by our partners for their discovery and development activities; delay, limit or prevent us or our partners from continuing research and development activities; impede our negotiations with partners and potential partners; impede testing, monitoring, data collection and analysis and other related activities by us and our partners; interrupt or delay the operations of the FDA, EMA, comparable foreign authorities or other regulatory bodies, which may impact review and approval timelines for initiation of clinical trials or marketing; impede the launch or commercialization of any approved products; any of which could delay our partnership programs, increase our operating costs, and have a material adverse effect on our business, financial condition and results of operations.

In addition, if COVID-19 infects our genetically modified animals, which form the basis of our platform, or if there is an outbreak among our employees or our subcontractor’s employees who maintain and care for these animals, we and our partners may be unable to produce antibodies for development. The COVID-19 pandemic and mitigation measures have had and may continue to have, and any future epidemic disease outbreak may have, an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the virus and new variants and the actions to contain its impact.

The life sciences and biotech platform technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or sustain profitability.

We face significant competition in the market for technologies that enable the discovery and development of therapeutic antibodies. Our technologies address antibody therapeutic discovery challenges that are addressed by other platform technologies controlled by companies that have a variety of business models, including the development of internal pipelines of therapeutics, technology licensing, and the sale of instruments and devices. Examples of technical competition at different steps of our technology platform include:

●	in discovery using genetically engineered rodents, we face technical competition from companies that provide access to similar technologies, such as AbCellera Inc., Ablexis LLC, Alloy Therapeutics, Inc. Crescendo Biologics Ltd., Harbour Antibodies BV, Merus N.V., Regeneron Pharmaceuticals, Inc. and RenBio Inc.;

●	in the field of single-cell screening, we face technical competition from companies that provide access to similar technologies, such as AbCellera Inc., Berkeley Lights Inc., HiFiBio Inc., and Sphere Fluidics Ltd.; and
●	in ion channel drug discovery, we face technical competition from companies that provide similar technologies, or biological expertise, such as Charles River Labs Inc., Evotec SE, Metrion Biosciences Ltd., and WuXi AppTec.

We also face direct business competition from companies that provide antibody discovery services using technologies, such as hybridoma and display. Companies with discovery business models that include downstream payments include AbCellera Inc. and Adimab LLC. In addition, we compete with a variety of fee-for-service contract research organizations that provide services, in most cases using legacy technologies, that compete with one or more steps in our technology platform. In addition, our partners may also elect to develop their workflows on legacy systems rather than rely on our platform.

Our competitors and potential competitors may enjoy a number of competitive advantages over us. For example these may include longer operating histories, larger customer bases, greater brand recognition and market penetration, greater financial resources, greater technological and research and development resources, better system reliability and robustness, greater selling and marketing capabilities, and integrated manufacturing capabilities.

As a result, our competitors and potential competitors may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their platforms or instruments than we can or sell their platforms or instruments, or offer solutions competitive with our platform and solutions at prices designed to win significant levels of market share. In addition, we may encounter challenges in marketing our solutions with our pricing model, which is structured to capture the potential downstream revenues associated with therapeutic candidates that were discovered using our platform. Our partners and potential partners may prefer one or more pricing models employed by our competitors that involve upfront payments rather than downstream revenues. We may not be able to compete effectively against these organizations.

In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Certain of our competitors may be able to secure key inputs from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to technology and platform development than we can. If we are unable to compete successfully against current and future competitors, we may be unable to increase market adoption and sales of our platform, which could prevent us from increasing our revenue or sustaining profitability.

Our management uses certain key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of our business needed to make such evaluations and decisions, in particular as our business continues to grow.

In addition to our financial results, our management regularly reviews a number of operating and financial metrics, including the number of active partners, the number of active programs, the number and progress of active clinical programs, and the number and commercial progress of approved products, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that these metrics are representative of our current business; however, these metrics may not accurately reflect all aspects of our business, and we anticipate that these metrics may change or may be substituted for additional or different metrics as our business grows and as we introduce new solutions. In addition, we are highly dependent on information provided by our partners as to the status of their development programs. To the extent such information is later shown to be inaccurate, our metrics and forecasts could be materially and adversely affected. If our management fails to review other relevant information or change or substitute the key business metrics they review as our business grows, or if our metrics prove inaccurate or unrepresentative based on information provided by our partners or otherwise, their ability to accurately formulate financial projections and make strategic decisions may be compromised and our business, financial results and future growth prospects may be adversely impacted.

We rely on third parties to host our mouse and rat colonies and expect to continue to do so for the foreseeable future, and these third parties may not perform satisfactorily which could delay, prevent or impair our partnership programs and research and development efforts.

We do not own or operate vivarium facilities for our mouse and rat colonies and have no plans to expand our vivarium facilities beyond those that house our chickens. We rely, and expect to continue to rely, on third-party CROs to host our mice and rats and to conduct certain research services for us and our partners, such as animal breeding, genotyping and animal distribution. We have limited control over the performance by these third parties, including with respect to maintaining adequate quality control, quality assurance and qualified personnel, and to performing their services in compliance with applicable scientific and regulatory requirements. If these third parties are unable to continue maintaining our mice and rats in accordance with our specifications or on commercially reasonable terms, or otherwise perform in a substandard manner, the discovery activities for our partners may be delayed. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional vivarium facilities involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new facility commences work. As a result, delays may occur, which can materially impact our ability to meet our partners’ discovery timelines. Though we carefully manage our relationships with these third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, results of operations, financial condition and prospects.

We rely on a limited number of suppliers for laboratory equipment and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on a limited number of suppliers, or in some cases single suppliers, to provide certain consumables and equipment that we use in our laboratory operations, as well as reagents and other laboratory materials involved in the development of our technology. Fluctuations in the availability and price of laboratory materials and equipment could have an adverse effect on our ability to meet our technology development goals with our partners and thus our results from operations as well as future partnership opportunities. An interruption in our laboratory operations or technology transfer could occur if we encounter delays, quality issues or other difficulties in securing these consumables, equipment, reagents or other materials, and if we cannot then obtain an acceptable substitute. In addition, while we believe suitable additional or alternative suppliers are available to accommodate our operations, if needed, any transition to new or additional suppliers may cause delays in our processing of samples or development and commercialization of our technology. Any such interruption could significantly affect our business, financial condition, results of operations and reputation.

The sizes of the markets and forecasts of market growth for the demand of our OmniAb technology platform and other of our key performance indicators are based on a number of complex assumptions and estimates, and may be inaccurate.

We estimate annual total addressable markets and forecasts of market growth for our platform and technologies and for antibody-based therapeutics generally. We have also developed a standard set of key performance indicators in order to enable us to assess the performance of our business in and across multiple markets, and to forecast future revenue. These estimates, forecasts and key performance indicators are based on a number of complex assumptions, internal and third party estimates and other business data, including assumptions and estimates relating to our ability to generate revenue from the development of new workflows. While we believe our assumptions and the data underlying our estimates and key performance indicators are reasonable, there are inherent challenges in measuring or forecasting such information. As a result, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors and indicators. As a result, our estimates of the annual total addressable market and our forecasts of market growth and future revenue from technology access fees, service fees, milestone payments or royalties may prove to be incorrect, and our key business metrics may not reflect our actual performance. For example, if the annual total addressable market or the potential market growth for our platform is smaller than we have estimated or if the key business metrics we utilize to forecast revenue are inaccurate, it may impair our sales growth and have an adverse impact on our business, financial condition, results of operations and prospects.

Third-party payor coverage and reimbursement status of newly approved therapeutics is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for current or future products and services could limit our partners’ ability to fully commercialize therapeutic candidates generated using our platform, which would decrease our ability to generate revenue.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford any therapeutics generated using our platform that our partners may develop and sell. In addition, because the therapeutics we generate may represent new classes of treatments for diseases, we and our partners cannot accurately estimate how such therapeutics would be priced, whether reimbursement could be obtained or any potential revenue generated. Sales of such therapeutics will depend substantially, both domestically and internationally, on the extent to which the costs of such therapeutics are paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, our partners may not be able to successfully commercialize some therapeutics generated with our technology. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow our partners to establish or maintain pricing sufficient to realize a sufficient return on their investment in such therapeutics, and may lead to discontinuation or deprioritization of marketing and sales efforts for such products. Changes in the reimbursement landscape may occur, which are outside of our control, and may impact the commercial viability of our technology development services and/or therapeutics generated using our technology.

There is significant uncertainty related to the insurance coverage and reimbursement of newly cleared, authorized or approved therapeutics in the United States, the EU and other jurisdictions. Due to the trend toward value-based pricing and coverage, the increasing influence of health maintenance organizations and additional legislative changes, we expect our partners to experience pricing pressures on therapeutics generated using our platform that our partners may commercialize. The downward pressure on healthcare costs in general, particularly novel therapeutics, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, which would negatively impact our ability to generate revenues.

Healthcare reform efforts aimed at lowering the price of biopharmaceutical products may impact our ability to maintain sufficient profits.

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably.

In particular, in the United States, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (ACA), was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations, if any, will impact our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Further, in August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 and a 1% reduction from April 1, 2022 through June 30, 2022, unless additional Congressional action is taken.

Further, there has been heightened governmental scrutiny recently over the manner in which product manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional U.S. federal or foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government or foreign governments will pay for healthcare products and services, which could result in reduced demand for our products and therapeutic candidates, if approved, or additional pricing pressures. If efforts to contain the price of biopharmaceutical products are successful, the magnitude of milestone payments and royalties we would expect to receive in connection with our partners’ future prioritization and investment in developing novel biologics may be impacted. For instance, in December 2021, Regulation No 2021/2282 on Health Technology Assessment (HTA) amending Directive 2011/24/EU, was adopted in the European Union (EU). This regulation which entered into force in January 2022 intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation foresees a three-year transitional period and will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

We must adapt to rapid and significant technological change and respond to introductions of new products and technologies by competitors to remain competitive.

We provide our antibody discovery solutions and capabilities in industries that are characterized by significant enhancements and evolving industry standards. As a result, our partners’ needs are rapidly evolving. If we do not appropriately innovate and invest in new technologies, our platform may become less desirable in the markets we serve, and our partners could move to new technologies offered by our competitors, or engage in antibody discovery themselves. Without the timely introduction of new solutions and technological enhancements, our offerings will likely become less competitive over time, in which case our competitive position and operating results could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new technologies and markets to further broaden and deepen our capabilities and expertise in antibody drug discovery and development. To the extent we fail to timely introduce new and innovative technologies or solutions, adequately predict our partners’ needs or fail to obtain desired levels of market acceptance, our business may suffer and our operating results could be adversely affected.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations, including our laboratory information management system, our computational biology system, our knowledge management system, our customer reporting, our platform, our advanced automation systems, and advanced application software. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. These implementations were expensive and required a significant effort in terms of both time and effort. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including laboratory operations, data analysis, quality control, customer service and support, billing, research and development activities, scientific and general administrative activities. A significant risk in implementing these systems, for example, is the integration of separate information technology and telecommunications systems.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious software, bugs or viruses, human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future.

Our business development and marketing organizations are currently limited, and if we are unable to expand our personnel to reach our existing and potential partners, our business may be adversely affected.

Our business development and marketing functions are currently limited, with only two dedicated business development and two marketing employees, as of December 31, 2021. We have supported these functions with research and development staff attending a variety of scientific conferences which has helped increase the business development pipeline. We will need to expand our commercial organization in order to effectively market our solutions to existing and new partners. Competition for employees capable of negotiating and entering into partnerships with pharmaceutical and biotechnology companies is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our platform and limit our revenue growth and potential profitability. In addition, the time and cost of establishing a specialized sales, marketing and service force for a particular service may be difficult to justify in light of the revenue generated or projected.

Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to successfully sell our programs and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

Our success is dependent on our ability to attract and retain highly qualified management and other scientific and engineering personnel.

Our success depends in part on our continued ability to attract, retain, manage, and motivate highly qualified management, scientific and engineering personnel, and we face significant competition for experienced personnel. We are highly dependent upon our senior management, as well as our senior scientists and engineers and other members of our management team. The individual and collective efforts of these employees will be important as we continue to develop and market our platform and technology. The loss or incapacity of existing members of our senior management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Although we intend to execute employment agreements or offer letters with each member of our senior management team, these agreements will be terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We may not be able to attract or retain qualified scientists and engineers in the future due to the competition for qualified personnel among life science businesses. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and engineering personnel. We may have difficulties locating, recruiting or retaining qualified salespeople. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. A key risk in this area, for example, is that certain of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

We have made technology acquisitions and expect to acquire businesses or assets or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

Our business includes numerous acquisitions completed by Ligand, including the acquisition of Crystal Bioscience in October 2017, Ab Initio in July 2019, the Icagen ion channel platform through the acquisition of the core assets of Icagen in April 2020, xCella Biosciences in September 2020, and Taurus Biosciences in September 2020. We expect to pursue additional acquisitions of businesses and assets in the future. We may not be able to find suitable partners or acquisition or asset purchase candidates in the future, and we may not be able to complete such transactions on favorable terms, if at all. The competition for strategic partners or acquisition candidates may be intense, and the negotiation process will be time-consuming and complex. If we make any additional acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, these acquisitions may not strengthen our competitive position, the transactions may be viewed negatively by partners or investors, we may be unable to retain key employees of any acquired business, relationships with key suppliers, manufacturers or partners of any acquired business may be impaired due to changes in management and ownership, and we could assume unknown or contingent liabilities. In addition, we will likely experience significant charges to earnings in connection with our efforts, if any, to consummate acquisitions. For transactions that are ultimately not consummated, these charges may include fees and expenses for investment bankers, attorneys, accountants and other advisors in connection with our efforts. Even if our efforts are successful, we may incur, as part of a transaction, substantial charges for closure costs associated with elimination of duplicate operations and facilities and acquired in process research and development charges. In either case, the incurrence of these charges could adversely affect our results of operations for particular quarterly or annual periods. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot guarantee that we will be able to fully recover the costs of any acquisition.

Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture. We also may experience losses related to investments in other companies, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Acquisitions may also expose us to a variety of international and business related risks, including intellectual property, regulatory laws, local laws, tax and accounting.

To finance any acquisitions or asset purchase, we may choose to issue securities as consideration, which would dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire companies or assets using our securities as consideration.

If our operating facilities becomes damaged or inoperable or if we move or are otherwise required to vacate our facilities, our ability to conduct and pursue our research and development efforts may be jeopardized.

Our scientific and engineering research and development and testing is conducted at our facilities located in Emeryville, California, Durham, North Carolina, and Tucson, Arizona. Our facilities and equipment could be harmed or rendered inoperable or inaccessible by natural or man-made disasters or other circumstances beyond our control, including fire, earthquake, power loss, communications failure, war or terrorism, or another catastrophic event, such as a pandemic or similar outbreak or public health crisis, which may render it difficult or impossible for us to support our partners and develop updates, upgrades and other improvements to our platform, advanced automation systems, and advanced application and workflow software for some period of time. The inability to address system issues could develop if our facilities are inoperable or suffer a loss of utilization for even a short period of time, may result in the loss of partners or harm to our reputation, and we may be unable to regain those partners or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facilities, to locate and qualify a new facility or license or transfer our proprietary technology to a third party. Even in the event we are able to find a third party to assist in research and development efforts, we may be unable to negotiate commercially reasonable terms to engage with the third party.

We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

In addition, we plan to plan to move and expand the vivarium facilities housing our chickens in 2022. Such a move could disrupt our operations as we ramp up the new facility, result in animal injury or death, or otherwise impair the research services conducted using such animals. Adverse consequences resulting from our planned move could harm our relationships with our partners and our reputation, and could affect our ability to generate revenue.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter and our policies have limits and significant deductibles. Some of the policies we currently maintain include general liability, property, umbrella and directors’ and officers’ insurance.

Any additional insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. A successful liability claim or series of claims in which judgments exceed our insurance coverage could adversely affect our business, financial condition, results of operations and prospects, including preventing or limiting the use of our platform to discover antibodies.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we generate and store sensitive data, including research data, intellectual property and proprietary business information owned or controlled by ourselves or our employees, partners and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification and the risk of our being unable to adequately monitor and audit and modify our controls over our critical information. This risk extends to the third party vendors and subcontractors we use to manage this sensitive data or otherwise process it on our behalf. Further, to the extent our employees are working at home during the COVID-19 pandemic, additional risks may arise as a result of depending on the networking and security put into place by the employees. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may experience security breaches that may remain undetected for an extended period. Our third-party service providers and partners are also subject to these heightened risks. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or infections by viruses or other malware or breached due to erroneous actions or inactions by our employees or contractors, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in legal claims or proceedings. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, any of which could adversely affect our business.

Additionally, although we maintain cybersecurity insurance coverage, we cannot be certain that such coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Our business could become subject to more extensive government regulation than we currently anticipate, and regulatory compliance obligations and the investigational exemption and approval processes to which our animals may become subject are expensive, time-consuming and uncertain both in timing and in outcome.

We believe our operations are currently subject to limited direct regulation by the FDA, comparable foreign authorities or other regulatory bodies. However, our business could in future become subject to more direct oversight by the FDA, EMA or other comparable domestic or international agencies. For example, we may be subject to evolving and variable regulations governing the production of genetically engineered organisms. In particular, the FDA regulates animals whose genomes have been intentionally altered, and the FDA considers such alterations to be new animal drugs that may require approvals or exemptions in order to be commercially marketed or for investigational use in the United States. For example, we have been in communication with the FDA regarding the regulatory requirements applicable to our OmniChickens designed to produce human immunoglobulins, and the FDA has advised us that such approvals or exemptions are not required in light of the early stage of our research. However, the FDA may determine that we are not in compliance with the conditions imposed upon us to avoid the requirement for such approvals or exemptions at present or we may later become subject to such approvals or exemptions. Furthermore, while we have no active plans to operate a manufacturing facility designed to comply with current good manufacturing practices (cGMPs), future market pressures or the lack of available capacity at cGMP manufacturing facilities may necessitate our entry into this market. Complying with such regulations may be expensive, time-consuming and uncertain, and if we fail to comply with any applicable requirements enforced by the FDA with respect to our intentionally genetically altered animals or otherwise, we may be subject to administratively or judicially imposed sanctions, including restrictions on our products or operations, warning or untitled letters, civil or criminal penalties, injunctions, product seizures, product detentions, import bans, product recalls, or adverse publicity requirements, any of which could have an adverse effect on our business, financial condition and operating results.

Our business operations and current and future relationships with investigators, healthcare professionals, and partners may be subject to applicable fraud and abuse and other healthcare laws and regulations, which could expose us and/or our partners to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare professionals, physicians and third-party payors will play a primary role in the recommendation and prescription of any therapeutic candidates generated by our platform for which our partners obtain marketing approval. Our arrangements with our partners may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct our business. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	the U.S. federal False Claims Act and civil monetary penalties laws, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. The government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or service. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	the U.S. Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report to the Department of Health and Human Services information related to certain financial interactions with physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, anesthesiology assistants and certified nurse midwives), and teaching hospitals, as well as the ownership and investment interests of physicians and their immediate family members;
●	analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare professionals or marketing expenditures and pricing information; and

●	EU and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities may conclude that our or our partners’ business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our or our partners’ operations were to be found to be in violation of any of these laws or any other governmental regulations that may apply, we and/or our partners may be subject to the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Further, defending against any such actions can be costly, time consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Changes in and actual or perceived failures to comply with applicable data privacy, security and protection laws, regulations, standards and contractual obligations may adversely affect our business, operations and financial performance.

We and our partners may be subject to federal, state, and foreign laws and regulations that govern data privacy and security. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues, which may affect our business and may increase our compliance costs and exposure to liability. In the United States, numerous federal and state laws and regulations govern the collection, use, disclosure, and protection of personal information, including state data breach notification laws, federal and state health information privacy laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations by courts and government agencies, creating complex compliance issues. If we fail to comply with applicable laws and regulations we could be subject to penalties or sanctions, including criminal penalties if we knowingly obtain or disclose individually identifiable health information from a covered entity in a manner that is not authorized or permitted by HIPAA or applicable state laws.

We are also or may become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, the European Union General Data Protection Regulation (GDPR) governs certain collection and other processing activities involving personal data about individuals in the European Economic Area (EEA). Among other things, the GDPR imposes requirements regarding the security of personal data, the rights of data subjects to access and delete personal data, requires having lawful bases on which personal data can be processed, includes requirements relating to the consent of individuals to whom the personal data relates, requires detailed notices for clinical trial participants and investigators and regulates transfers of personal data from the EEA to third countries that have not been found to provide adequate protection to such personal data, including the United States. In addition, the GDPR imposes substantial fines for breaches and violations (up to the greater of €20.0 million or 4% of our annual global revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Further, from January 1, 2021, companies have been subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20.0 million (£17.5 million) or 4% of global turnover. The European Commission has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision, and remains under review by the Commission during this period. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.

Compliance with applicable data privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners’ ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations. If we fail to comply with any such laws, rules or regulations, we may face government investigations and/or enforcement actions, fines, civil or criminal penalties, private litigation or adverse publicity that could adversely affect our business, financial condition and results of operations.

Risks Related to the Separation and Distribution, the Private Placement and Our Relationship with Ligand

As a result of the Separation, we will lose Ligand’s brand, reputation, capital base and other resources, and may experience difficulty operating as a standalone company.

We believe our association with Ligand has contributed to our building relationships with our customers due to Ligand’s globally recognized brand and reputation for innovation in drug discovery and development. The Separation could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products.

The loss of Ligand’s scale, capital base and financial strength may also prompt suppliers to reprice, modify or terminate their relationships with us. In addition, Ligand’s elimination of its ownership of our company could potentially cause some of our existing agreements and licenses to be terminated. We cannot predict with certainty the effect that the Separation, Distribution or Merger will have on our business, our clients, vendors or other persons, or whether our OmniAb brand will be accepted in the marketplace.

Further, because we have not operated as a standalone company in the past, we may have difficulty doing so. We may need to acquire assets and resources in addition to those provided by Ligand to our company, and in connection with the Separation, may also face difficulty in separating our assets from Ligand’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be materially and adversely affected if we have difficulty operating as a standalone company, fail to acquire assets that prove to be important to our operations or incur unexpected costs in separating our assets from Ligand’s assets or integrating newly-acquired assets.

We will incur significant charges in connection with the Separation and incremental costs as a standalone public company.

We will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access after the Separation. We may also need to make investments or hire additional employees, or out-source certain functions, systems and infrastructure through contracts with third parties, to operate without access to Ligand’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.

Ligand currently performs or supports many important corporate functions for our company. Our combined financial statements reflect charges for these services on an allocated basis. Following the Separation, many of these services will be governed by our Transition Services Agreement. Under the Transition Services Agreement we will be able to use these Ligand services for a fixed term established on a service-by-service basis. The Transition Services Agreement may be terminated by us with prior written notice, by either party in the event of an uncured material breach by the other party or its applicable affiliates, upon bankruptcy or insolvency of the other party, or by mutual agreement of the parties.

We will pay Ligand fees for the transition services as a flat monthly fee and reimburse Ligand for all reasonable out-of-pocket expenses that it incurs in connection with providing the transition services. In addition, while these services are being provided to us by Ligand, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them will be limited.

We may not be able to replace these services or enter into appropriate third-party and conditions, including cost, those that we will receive from Ligand under our Transition Services Agreement. Additionally, after the Transition Services Agreement terminates, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from Ligand. When we begin to operate these functions separately, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from Ligand, which may not be addressed in our Transition Services Agreement. The level of this informal support will diminish or be eliminated following the Separation.

In addition, our historical combined financial statements include the attribution of certain assets and liabilities that historically have been held at the Ligand corporate level but which are specifically identifiable or attributable to the businesses being transferred to us in connection with the Separation. The value of the assets and liabilities we assume in connection with the Separation could ultimately be materially different than such attributions, which could have a material adverse effect on our financial condition.

In connection with the Separation, we will also enter into a second Transition Services Agreement under which we will provide services relating to corporate functions, legal administration and other administrative functions to Ligand. These will be services that we historically provided to Ligand prior to the Separation. Under this Transition Services Agreement, Ligand will be able to use our services for a fixed term established on a service-by-service basis. The Transition Services Agreement may be terminated by Ligand with prior written notice, by either party in the event of an uncured material breach by the other party or its applicable affiliates, upon bankruptcy or insolvency of the other party, or by mutual agreement of the parties. Ligand will pay us fees for the transition services as a flat monthly fee and will reimburse us for all reasonable out-of-pocket expenses that we incur in connection with providing the transition services. In addition, while these services are being provided to Ligand by us, our operational flexibility to modify or implement changes with respect to our capabilities to provide such services will be limited, and we may be obligated to maintain certain functions and capabilities solely to be able to meet our obligations to Ligand under the Transition Services Agreement.

Our historical combined financial data and pro forma financial statements are not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

Our historical combined financial data included in this proxy statement/prospectus/information statement does not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors:

●	our historical combined financial data does not reflect the Business Combination;
●	our historical combined financial data reflects expense allocations for certain support functions that are provided on a centralized basis within Ligand, such as expenses for executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a standalone company;
●	our cost of debt and our capital structure will be different from that reflected in our historical combined financial statements;
●	significant increases may occur in our cost structure as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act); and
●	the Separation may have a material effect on our customers and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our reduced relationship with Ligand.

Our financial condition and future results of operations, after giving effect to the Business Combination, will be materially different from amounts reflected in our historical combined financial statements included elsewhere in this proxy statement/prospectus/information statement. As a result of the Business Combination, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

Ligand may compete with us.

Ligand will not be restricted from competing with us in the antibody discovery business. Although Ligand has informed us it has no current intention to compete with us in the antibody discovery business, if Ligand in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially and adversely affected.

Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in or positions with Ligand.

Following the Business Combination, one of our directors will retain their position as an employee with Ligand. In addition, our officers or directors may own Ligand Common Stock or equity awards. Following the Distribution and Merger, it is expected that outstanding Ligand equity awards held by our employees generally will be split into two equity awards which will include a Ligand equity award and a New OmniAb Equity Award as described under “Executive and Director Compensation of OmniAb — Narrative to Summary Compensation Table — Treatment of Outstanding Equity Awards at the Time of the Distribution.” All of our current directors, certain of our director nominees and all of our officers have holdings of Ligand Common Stock or equity awards that may have a material monetary value based on the trading price of Ligand Common Stock, including, as of December 31, 2021: 335,095

Ligand shares, 61,289 Ligand shares underlying Ligand RSUs and PSUs (at target levels), and 511,857 Ligand shares underlying Ligand options held by Mr. Higgins; 2,892 Ligand shares, 1,107 Ligand shares underlying Ligand RSUs, and 11,020 Ligand shares underlying Ligand options held by Ms. Boyce; 1,161 Ligand shares underlying Ligand RSUs, and 4,508 Ligand shares underlying Ligand options held by Dr. Cochran; and 28,820 Ligand shares, 630 Ligand shares underlying Ligand RSUs, and 23,133 Ligand shares underlying Ligand options held by Mr. Patel. For a description of Ligand equity held by our named executive officers and non-employee directors see “Executive and Director Compensation of OmniAb.” In addition, it is anticipated that one such individual, our director Mr. Higgins, will upon the completion of the Business Combination continue to serve as the Chief Executive Officer and a director of Ligand. Mr. Higgins’ position at Ligand and the ownership by our officers and directors of any Ligand equity or equity awards creates, or may create the appearance of, conflicts of interest when these officers or directors are faced with decisions that could have different implications for Ligand than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, possible acquisitions or other corporate opportunities, matters arising with respect to the Merger Agreement, the Separation Agreement and other agreements with Ligand relating to the Separation or otherwise, employee retention or recruiting, or our dividend policy.

If the Distribution, together with certain related transactions, fails to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, or the Merger fails to qualify as a reorganization under Section 368(a) of the Code, Ligand and its stockholders could incur significant tax liabilities, and APAC and OmniAb could be required to indemnify Ligand for taxes that could be material pursuant to indemnification obligations under the Tax Matters Agreement.

Ligand expects to receive the Distribution Tax Opinion from Latham & Watkins LLP, tax counsel to Ligand, which shall provide that the Distribution will qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code and that the Merger will not cause Section 355(e) of the Code to apply to the Distribution. In addition, the obligations of Ligand and OmniAb to complete the Merger are conditioned upon, among other things, Ligand’s receipt of the Distribution Tax Opinion and an opinion of Latham & Watkins LLP that the Merger will be treated as a reorganization under Section 368(a) of the Code. The obligation of APAC to complete the Merger is conditioned upon, among other things, receipt of an opinion of Weil, Gotshal & Manges LLP, tax counsel to APAC, that the Merger will be treated as a reorganization under Section 368(a) of the Code. The opinions will be based on, among other things, certain facts, assumptions, representations and undertakings from Ligand, OmniAb and APAC, including those regarding the past and future conduct of the Companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not satisfied, Ligand may not be able to rely on the opinions, and Ligand and its stockholders could be subject to significant U.S. federal income tax liabilities. In addition, the opinions will not be binding on the IRS or the courts. Notwithstanding the opinions, the IRS could determine on audit that the Distribution or Merger does not qualify as a reorganization if it determines that any of the facts, assumptions, representations or undertakings on which the opinions are based are not correct or have been violated or that the Distribution or Merger should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the Distribution.

If the Distribution, together with certain related transactions, is ultimately determined not to qualify as a reorganization, the Distribution could be treated as a taxable disposition of shares of OmniAb stock by Ligand and as a taxable dividend or capital gain to Ligand’s stockholders for U.S. federal income tax purposes. If the Merger is ultimately determined not to qualify as a reorganization, the Merger could be treated as a taxable disposition of OmniAb stock by Ligand stockholders. In either such case, Ligand and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities. For a more detailed discussion, see the section entitled “Material U.S. Federal Income Tax Consequences to Ligand Stockholders of the Distribution and Merger.”

Under the Tax Matters Agreement that APAC and OmniAb will enter into with Ligand, APAC and OmniAb will generally be required to indemnify Ligand against taxes incurred by Ligand that arise as a result of certain actions or omissions by APAC or OmniAb that prevent the Distribution, together with certain related transactions, from qualifying as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Further, even if APAC and OmniAb are not responsible for tax liabilities of Ligand under the Tax Matters Agreement, OmniAb nonetheless could be liable under applicable U.S. federal tax law for such liabilities if Ligand were to fail to pay them. If APAC or OmniAb is required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant. For more information, see “Shareholder Proposal No. 1—The Business Combination Proposal—Summary of the Related Agreements—Tax Matters Agreement.”

APAC might not be able to engage in certain transactions and equity issuances following the Distribution.

APAC’s ability to engage in equity transactions could be limited or restricted after the Distribution in order to preserve, for U.S. federal income tax purposes, the qualification of the Distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Even if the Distribution otherwise qualifies for tax-free treatment to Ligand’s stockholders under Section 355 of the Code, it may result in corporate-level taxable gain to Ligand if there is a 50% or greater change in ownership, by vote or value, of APAC ordinary shares, OmniAb stock, Ligand’s stock or the stock of a successor of any of the foregoing occurring as part of a plan or series of related transactions that includes the Distribution. Any acquisitions or issuances of APAC ordinary shares, OmniAb stock or Ligand’s stock within two years of the Distribution are generally presumed to be part of such a plan, although APAC, OmniAb or Ligand may be able to rebut that presumption.

Under the Tax Matters Agreement that APAC and OmniAb will enter into with Ligand, APAC and OmniAb will be required to comply with the representations made in the materials submitted to legal counsel in connection with the Distribution Tax Opinion that Ligand expects to receive regarding the intended tax treatment of the Distribution and certain related transactions. The Tax Matters Agreement will also restrict APAC’s ability to take or fail to take any action if such action or failure to act could adversely affect the intended tax treatment. In particular, except in specific circumstances, in the two years following the Distribution, APAC and OmniAb will be restricted from, among other things, (i) entering into certain transactions pursuant to which all or a portion of APAC’s ordinary shares would be acquired, whether by merger, consolidation, certain stock issuances, or otherwise and (ii) ceasing to actively conduct certain of the OmniAb businesses. These restrictions may limit for a period of time APAC’s ability to pursue certain transactions that APAC may believe to be in the best interests of APAC’s stockholders or that might increase the value of APAC’s businesses. For more information, see “Shareholder Proposal No. 1—The Business Combination Proposal—Summary of the Related Agreements—Tax Matters Agreement.”

The anticipated benefits of the Business Combination may not be achieved.

We may not be able to achieve the full strategic and financial benefits expected to result from the Business Combination, including the potential that the Business Combination will:

●	allow each business to pursue its own operational and strategic priorities and more quickly respond to trends, developments and opportunities in its respective markets;
●	create two separate and distinct management teams focused on each business’s unique strategic priorities, target markets and corporate development opportunities;
●	give each business opportunity and flexibility by pursuing its own investment, capital allocation and growth strategies consistent with its long-term objectives;
●	allow investors to separately value each business based on the unique merits, performance and future prospects of each business, providing investors with two distinct investment opportunities;
●	enhance the ability of each business to attract and retain qualified management and to better align incentive-based compensation with the performance of each separate business; and
●	give each of OmniAb and Ligand its own equity currency for use in connection with acquisitions.

We may not achieve the anticipated benefits of the Business Combination for a variety of reasons. Further, such benefits, if ultimately achieved, may be delayed. In addition, the Business Combination could materially and adversely affect our business, financial condition and results of operations.

Potential indemnification obligations to Ligand pursuant to the Separation Agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The Separation Agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for all liabilities that Ligand may incur or may exist relating to our business activities (as currently and historically conducted), whether incurred prior to or after the Separation.

In connection with the Separation, Ligand will indemnify us for certain liabilities. However, there can be no assurance that such indemnity will be sufficient to insure us against the full amount of such liabilities, or that Ligand’s ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the Separation Agreement and certain other agreements with Ligand, Ligand will agree to indemnify us for certain liabilities as discussed further in “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Separation Agreement.” However, third parties could also seek to hold us responsible for any of the liabilities that Ligand has agreed to retain, and there can be no assurance that the indemnity from Ligand will be sufficient to protect us against the full amount of such liabilities, or that Ligand will be able to fully satisfy its indemnification obligations. In addition, Ligand’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the Separation, and in any event Ligand’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if we ultimately succeed in recovering from Ligand or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our businesses, financial position, results of operations and cash flows.

The Separation and Distribution may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The Separation and Distribution are subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (i) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return; and (ii) the entity: (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer; (b) has unreasonably small capital with which to carry on its business; or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Ligand or any of our respective subsidiaries) may bring an action alleging that the Separation or Distribution or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against Ligand, requiring our stockholders to return to Ligand some or all of the shares of our common stock issued in the Distribution, or providing Ligand with a claim for money damages against us in an amount equal to the difference between the consideration received by Ligand and our fair market value at the time of the Distribution.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if (i) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (ii) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (iii) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (iv) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, Ligand or any of our respective subsidiaries were solvent at the time of or after giving effect to the Distribution.

The Distribution of our common stock is also subject to review under state corporate distribution statutes. Under the DGCL, a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. Although Ligand intends to make the Distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the Distribution to Ligand stockholders was unlawful.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our platform and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technologies or a platform similar or identical to ours, and our ability to successfully sell our platform and services may be impaired.

We rely on patent protection, as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions, to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep a competitive advantage. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us. In addition, we may incur substantial litigation costs in our attempts to recover or restrict the use of our intellectual property.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate coverage to exclude our competitors from making products or providing services claimed in our patents, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive.

Our success depends in large part on our ability to obtain and maintain adequate protection of the intellectual property we may own solely and jointly with others or otherwise have rights to, particularly patents, in the United States and in other countries with respect to our platform, our software and our technologies, without infringing the intellectual property rights of others.

We strive to protect and enhance the proprietary technologies that we believe are important to our business, including seeking patents intended to cover our platform and related technologies and uses thereof, as we deem appropriate. Certain of our patents and patent applications in the United States and certain foreign jurisdictions relate to our technology. However, obtaining and enforcing patents in our industry is costly, time-consuming and complex, and we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. There can be no assurance that the claims of our patents (or any patent application that issues as a patent), will exclude others from making, using, importing, offering for sale, or selling our products or services that are substantially similar to ours. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. In countries where we have not sought and do not seek patent protection, third parties may be able to manufacture and sell our technology without our permission, and we may not be able to stop them from doing so. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties or deemed unenforceable by a court. It is possible that others will design around our current or future patented technologies. As a result, our owned and licensed patents and patent applications comprising our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar to any of our technology.

It is possible that in the future some of our patents, licensed patents or patent applications may be challenged in court in the United States or outside of the United States, at the United States Patent and Trademark Office (USPTO) or in proceedings before the patent offices of other jurisdictions. We may not be successful in defending any such challenges made against our patents or patent applications. Any successful third party challenge to our patents could result in loss of exclusivity, patent claims being narrowed, or the unenforceability or invalidity of such patents, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, limit the duration of the patent protection of our technology, and increase competition to our business. We may have to challenge the patents or patent applications of third parties. The outcome of patent litigation or other proceedings can be uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and involve substantial cost, and may divert our efforts and attention from other aspects of our business.

Any changes we make to our technology, including changes that may be required for commercialization or that cause them to have what we view as more advantageous properties, may not be covered by our existing patent portfolio, and we may be required to file new applications and/or seek other forms of protection for any such alterations to our technology. There can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to our technology.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States or elsewhere. Courts frequently render opinions in the biotechnology field that may affect the patentability of certain inventions or discoveries.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our technology.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents. We may not develop additional proprietary platforms, methods and technologies that are patentable.

Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (the America Invents Act), the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our technology or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications are now prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular genetic variants and cancer) are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered natural laws. Accordingly, the evolving case law in the United States may adversely affect our and our licensors’ ability to obtain new patents or to enforce existing patents and may facilitate third party challenges to any owned or licensed patents.

Issued patents directed to our platform and technology could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents or amendment to our patents in such a way that any resulting protection may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.

In April 2020, Regeneron Pharmaceuticals filed an opposition to our European Patent No. 2931030 directed to human-rat chimeric antibodies. The opposition is ongoing. If the opposition is successful in invalidating the claims of the patent, or narrowing their scope, the loss in ability to assert the patent in its current form may lead to increased competition to our business, which could harm our business.

We may not be aware of all third party intellectual property rights potentially relating to our platform or technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We or our licensors might not have been the first to make the inventions included in each of our pending patent applications and we or our licensors might not have been the first to file patent applications for these inventions. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications or licensed patents and patent applications has been found, which could be used by a third party to challenge their validity, or prevent a patent from issuing from a pending patent application.

To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.

We rely on in-licenses from third parties. If we lose these rights, our business may be materially and adversely affected, our ability to develop improvements to our technology platform and antibody discovery platform may be negatively and substantially impacted, and if disputes arise, we may be subjected to future litigation, as well as the potential loss of or limitations on our ability to incorporate the technology covered by these license agreements.

We are party to royalty-bearing license agreements that grant us rights to practice certain patent rights that are related to our systems, including our microcapillary assay technology, methods for selecting agents that bind to transmembrane receptors in a conformationally selective manner, and bovine antibody humanization technology. We may need to obtain additional licenses from others to advance our research, development and commercialization activities. Some of our license agreements impose, and we expect that any future in-license agreements will impose, various development, diligence, commercialization and other obligations on us. We may enter into engagements in the future, with other licensors or other third parties under which we obtain certain intellectual property rights relating to our platform and technology. These engagements may take the form of an exclusive license or purchase of intellectual property rights or technology from third parties. Our rights to use the technology we license are subject to the continuation of and compliance with the terms of those agreements. In some cases, we may not control the prosecution, maintenance or filing of the patents to which we hold licenses, or the enforcement of those patents against third parties.

Moreover, disputes may arise with respect to our licensing or other upstream agreements, including:

●	the scope of rights granted under the agreements and other interpretation-related issues;

●	the extent to which our systems and consumables, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	the sublicensing of patent and other rights under our license agreements with our partners;
●	our diligence obligations under the license agreements and what activities satisfy those diligence obligations;
●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
●	the priority of invention of patented technology.

In spite of our efforts to comply with our obligations under our in-license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore, including in connection with any aforementioned disputes, terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize technology covered by these license agreements. If any such in-license is terminated, or if the licensed patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to market or develop technologies similar to ours. In addition, absent the rights granted to us under our license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and if such litigation by the licensor is successful we may be required to pay damages to our licensor, or we may be required to cease our development and commercialization activities that are deemed infringing, and in such event we may ultimately need to modify our activities or technologies to design around such infringement, which may be time- and resource-consuming, and which ultimately may not be successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our rights to certain components of our technology platform, are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, certain of our agreements with third parties may provide that intellectual property arising under these agreements, such as data that could be valuable to our business, will be owned by the third party, in which case, we may not have adequate rights to use such data or have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us.

If we cannot acquire or license rights to use technologies on reasonable terms or if we fail to comply with our obligations under such agreements, we may not be able to commercialize new technologies or services in the future and our business could be harmed.

In the future, we may identify third party intellectual property and technology we may need to acquire or license in order to engage in our business, including to develop or commercialize new technologies or services, and the growth of our business may depend in part on our ability to acquire, in-license or use this technology. However, such licenses may not be available to us on acceptable terms or at all. The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor in return for the use of such licensor’s technology, lump-sum payments, payments based on certain milestones such as sales volumes, or royalties based on sales of our platform. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize technology covered by these license agreements. If these licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects. Additionally, termination of these license agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more technologies that rely on such agreements.

We cannot prevent third parties from also accessing those technologies. In addition, our licenses may place restrictions on our future business opportunities.

In addition to the above risks, intellectual property rights that we license in the future may include sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our or our partners’ ability to further commercialize our technology or products generated using our technology may be materially harmed.

Further, we may not have the right to control the prosecution, maintenance and enforcement of all of our licensed and sublicensed intellectual property, and even when we do have such rights, we may require the cooperation of our licensors and upstream licensors, which may not be forthcoming. Our business could be adversely affected if we or our licensors are unable to prosecute, maintain and enforce our licensed and sublicensed intellectual property effectively.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents and patent applications we in-license. If other third parties have ownership rights to patents or patent applications we in-license, they may be able to license such patents to our competitors, and our competitors could market competing technology and services. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Our business, financial condition, results of operations and prospects could be materially and adversely affected if we are unable to enter into necessary agreements on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the acquired or licensed patents or other rights are found to be invalid or unenforceable. Moreover, we could encounter delays in the introduction of new technology or services while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing our platform and technology and advancing partnerships, which could harm our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our platform, technology, software, systems, workflows and processes in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. Further, we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own platform or technologies and may also sell their products or services to territories where we have patent protection, but enforcement is not as strong as that in the United States. These platforms and technologies may compete with ours. Our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents. In many foreign countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If our patent applications or issued patents are translated incorrectly, they may not adequately cover our technologies; in some countries, it may not be possible to rectify an incorrect translation, which may result in patent protection that does not adequately cover our technologies in those countries.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, or that are initiated against us, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make products that are similar to any therapeutic candidates generated by our platform that our partners may develop but that are not covered by the claims of the patents that we or our partners have or license or may own or license in the future;
●	we, or our current or future partners, might not have been the first to make the inventions covered by the issued patents and pending patent applications that we or our partners have or license or may have or license in the future;
●	we, or our current or future partners, might not have been the first to file patent applications covering certain of our or their inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
●	it is possible that our pending patent applications or those that we may hold in the future will not lead to issued patents;
●	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	we cannot ensure that any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable technology or therapeutic candidates of our partners or will provide us or our partners with any competitive advantages;
●	we cannot ensure that our commercial activities or partners’ therapeutic candidates will not infringe the patents of others;
●	we cannot ensure that we will be able to further commercialize our technology on a substantial scale, if approved, before the relevant patents that we hold or license expire;
●	we cannot ensure that any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our technology;
●	we may not develop additional proprietary technologies that are patentable;
●	the patents or intellectual property rights of others may harm our business; and

●	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our information and our trade secrets, the value of our technology could be materially and adversely affected and our business could be harmed.

We rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, including parts of our technology platform, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such party, it could result in significant cost and distraction.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, some courts both within and outside the United States may be less willing, or unwilling, to protect trade secrets. Further, we may need to share our trade secrets and confidential know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.

We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of our trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could harm our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We have employed and expect to employ individuals who were previously employed at universities or other companies. Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, advisors, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential technologies and solutions, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest thereby harming our competitive position.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our technologies or platform. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Further, we have and may in the future enter into agreements with owners of such third party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business.

We have not yet registered certain of our trademarks in all of our potential markets. If we apply to register these trademarks in other countries, and/or other trademarks in the United States and other countries, our applications may not be allowed for registration in a timely fashion or at all; and further, our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third party rights, we may not be able to use these trademarks to market our technologies in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our business, financial condition, results of operations and prospects. And, over the long-term, if we are unable to establish name recognition based on our trademarks, then our marketing abilities may be materially and adversely impacted.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, partners or other third parties have an interest in our or our in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Litigation may be necessary to defend against these and other claims challenging inventorship of our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our systems, including our software, workflows, consumables, reagents, and transgenic animals. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain partners or partners may defer engaging with us until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may from time to time become involved in litigation and other proceedings related to intellectual property, which could be time-intensive and costly and may adversely affect our business, financial condition, results of operations and prospects.

There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology, pharmaceutical and drug discovery industries, including patent infringement lawsuits, declaratory judgment litigation and adversarial proceedings before the USPTO, including interferences, derivation proceedings, ex parte reexaminations, post-grant review and inter partes review, as well as corresponding proceedings in foreign courts and foreign patent offices.

We are, and may, in the future, become involved with litigation or actions at the USPTO or foreign patent offices with various third parties. We expect that the number of such claims may increase as our business, visibility and partnership base expands, and as the level of competition in our industry increases. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses) or royalty payments, or result in potential or existing partners delaying entering into engagements with us pending resolution of the dispute.

It may be necessary for us to pursue litigation or adversarial proceedings before the patent office in order to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. The outcome of any such litigation might not be favorable to us, and even if we were to prevail, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

Third parties may assert that we are employing their proprietary technology without authorization. Given that the therapeutics discovery field is a highly competitive areas, there may be third-party intellectual property rights that others believe could relate to our technologies. The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. An unfavorable outcome in any such proceeding could require us to cease using the related technology or developing or commercializing our technology, or to attempt to license rights to it from the prevailing party, which may not be available on commercially reasonable terms, or at all.

Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our current or future products, technologies and services may infringe. We cannot be certain that we have identified or addressed all potentially significant third-party patents in advance of an infringement claim being made against us. In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our technologies infringes these patents. Defense of infringement and other claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products or services and could result in the award of substantial damages against us, including treble damages, attorney’s fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we could encounter delays in product or service introductions while we attempt to develop alternative products or services to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing products or services, and the prohibition of sale of any of our technologies could materially affect our business and our ability to gain market acceptance for our technology.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

In addition, our agreements with some of our partners, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, financial condition, results of operations and prospects.

Any uncertainties resulting from the initiation and continuation of any litigation or administrative proceeding could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on issued United States and most foreign patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications in order to maintain such patents and patent applications. We have systems in place to remind us to pay these fees, and we engage an outside service and rely on those services and our outside counsel to pay these fees. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals and services to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, if we or our licensors fail to maintain the patents and patent applications covering our technology and products, our competitors may be able to enter the market with similar or identical technology or products without infringing our patents and this circumstance would have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our technology for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. This term can be reduced by the filing of a terminal disclaimer. Some of our patents have terminal disclaimers. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our platform or technology are obtained, once the patent life has expired, we may be open to competition from others. If our platform or technologies require extended development and/or regulatory review, patents protecting our platform or technologies might expire before or shortly after we are able to successfully commercialize them. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing processes or technologies similar or identical to ours.

Our use of open source software could compromise our ability to offer our data packages and subject us to possible litigation.

We use open source software in connection with our technology and computational engine of our platform. Companies that incorporate open source software into their technologies and services have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technologies that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

Some of our intellectual property rights may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Some of our intellectual property rights may have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our technology pursuant to the Bayh-Dole Act of 1980 (Bayh-Dole Act), and implementing regulations. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us or our licensors to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if we, or the applicable licensor, fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. These time limits have recently been changed by regulation, and may change in the future. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

General Risk Factors

Our employees, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. These laws and regulations may restrict or prohibit a wide range of pricing, discounting and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and divert the attention of management in defending ourselves against any of these claims or investigations.

We use biological and hazardous materials that require considerable expertise and expense for handling, storage and disposal and may result in claims against us.

We work with materials, including chemicals, biological agents and compounds that could be hazardous to human health and safety or the environment. Our operations also produce hazardous and biological waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We are subject to periodic inspections by state and federal authorities to ensure compliance with applicable laws. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict our operations. If we do not comply with applicable regulations, we may be subject to fines and penalties.

In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes, which could cause an interruption of our commercialization efforts, research and development programs and business operations, as well as environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations. In the event of contamination or injury, we could be liable for damages or penalized with fines in an amount exceeding our resources and our operations could be suspended or otherwise adversely affected. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and anti-corruption and anti-money laundering laws and regulations, including the US Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the US Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities. We are also subject to other U.S. laws and regulations governing export controls, as well as economic sanctions and embargoes on certain countries and persons.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that future deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

We will incur significant increased costs as a result of operating as a standalone public company, and our management will be required to devote substantial time to new compliance initiatives.

As a standalone public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our stock price and trading volume to decline.

We have identified a material weakness in our internal control over financial reporting. If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Management has concluded that our procedures and internal controls over financial reporting were not effective as of December 31, 2020, due solely to a material weakness in internal controls over financial reporting related to recording transactions between us and Ligand. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Management identified an error in the accumulation of information for the preparation of the carve-out financial statements. The errors resulted in a $7.0 million understatement of accounts receivable, net, as well as a $7.0 million overstatement of cash flows from operating activities, and a $7.0 million understatement of cash flows from financing activities. As a result of the errors, management restated the financial statements at December 31, 2020 and 2019 and the years then ended. See Note (2), Restatement of Previously Issued Combined Financial Statements in OmniAb’s combined financial statements included in this proxy statement/prospectus/information statement.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weakness, including implementing changes to our process for preparing the carve-out financial statements. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of the Distribution and Merger, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Risks Related to the Business Combination and APAC

APAC has no operating history and its results of operations and those of OmniAb may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus/information statement.

APAC is a blank check company, and it has no operating history or results.

This proxy statement/prospectus/information statement includes unaudited pro forma combined financial statements for APAC and OmniAb. The unaudited pro forma combined balance sheet as of December 31, 2021 combines the audited balance sheet of APAC as of December 31, 2021 and the audited combined balance sheet of the OmniAb Business as of December 31, 2021 on a pro forma basis as if the Business Combination had been consummated on December 31, 2021. The unaudited statement of operations as of December 31, 2021 combines the audited statement of operations of APAC for the period from January 1, 2021 and the audited consolidated statement of operations of the OmniAb Business for the quarter ended December 31, 2021 on a pro forma basis as if the Business Combination had been consummated on December 31, 2021, the beginning of the earliest period presented.

The unaudited pro forma combined financial information is based upon, and should be read together with the accompanying notes to the unaudited pro forma combined financial statements, the audited financial statements of APAC and related notes, the OmniAb audited consolidated financial statements and related notes, the sections of this proxy statement/prospectus/information statement entitled “APAC Management’s Discussion and Analysis of Financial Condition and Results of Operations” “OmniAb Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus/information statement. The unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what OmniAb’s financial position or results of operations would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company following the consummation of the Business Combination. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information of APAC and OmniAb.”

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how APAC’s public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of APAC have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. As of the date of this proxy statement/prospectus/information statement, the Sponsor (including APAC’s directors) owns 20% of the issued and outstanding ordinary shares of APAC.

APAC may not be able to complete the Business Combination or any other business combination within the prescribed time frame, in which case APAC would cease all operations, except for the purpose of winding up, and APAC would redeem the APAC Class A Ordinary Shares and liquidate.

If APAC does not complete an initial business combination by February 12, 2023, it must cease operation and redeem 100% of the outstanding APAC Class A Ordinary Shares. APAC may not be able to consummate the Business Combination or any other business combination by such date. If APAC has not completed any initial business combination by such date (or if such date is extended at a duly called extraordinary general meeting, such later date), it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the APAC Class A Ordinary Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding APAC Class A Ordinary Shares, which redemption will completely extinguish the rights of holders of APAC Class A Ordinary Shares as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of APAC’s remaining shareholders and the APAC Board, dissolve and liquidate, subject in each case to APAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Since the Sponsor and APAC’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with OmniAb is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of the APAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and APAC’s directors and officers have interests in such proposal that are different from, or in addition to, those of APAC shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

Prior to APAC’s initial public offering, the Sponsor purchased 5,750,000 APAC Class B Ordinary Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share, and Sponsor later transferred 35,000 APAC Class B Ordinary Shares to each of William E. Klitgaard, Lâle White and Wendel Barr, each of whom serve on the APAC Board, for no consideration, resulting in an aggregate 5,750,000 Class B Ordinary Shares issued and outstanding, 5,645,000 of which are held by the Sponsor, and 105,000 of which, in the aggregate, are held by our directors. If APAC does not consummate a business combination by February 12, 2023 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and the APAC Board, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,750,000 APAC Class B Ordinary Shares collectively owned by the Sponsor and three members of the APAC Board (William E. Klitgaard, Lâle White and Wendel Barr) would be worthless because following the redemption of the public shares, APAC would likely have few, if any, net assets and because the Sponsor and APAC’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any APAC Class A Ordinary Shares and APAC Class B Ordinary Shares held by it or them, as applicable, if APAC fails to complete a business combination within the required period. Additionally, in such event, the 8,233,333 APAC Private Placement Warrants purchased by the Sponsor simultaneously with the consummation of APAC’s initial public offering for an aggregate purchase price of $12,350,000 will also expire worthless. Certain of APAC’s directors, including William E. Klitgaard, Lâle White and Wendel Barr, each also own 35,000 APAC Class B Ordinary Shares. The 5,750,000 shares of New OmniAb Common Stock into which the 5,750,000 APAC Class B Ordinary Shares collectively held by the Sponsor, William E. Klitgaard, Lâle White and Wendel Barr will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $[●] based upon the closing price of $[●] per public share on Nasdaq on [●], 2022, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement. However, given that such shares of New OmniAb Common Stock will be subject to certain restrictions, including those described above, APAC believes such shares have less value. The 8,233,333 New OmniAb Warrants into which the 8,233,333 APAC Private Placement Warrants held by the Sponsor will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $[●] based upon the closing price of $[●] per public warrant on Nasdaq on [●], 2022, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement.

As a result of the low initial purchase price (consisting of $25,000 for the 5,750,000 APAC Class B Ordinary Shares, or approximately $0.004 per share, and $12,350,000 for the Private Placement Warrants), the Sponsor, its affiliates and APAC’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as APAC’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, the Sponsor, our officers and directors, and their respective affiliates may have more of an economic incentive for us to, rather than liquidate if we fail to complete our initial business combination by February 12, 2023, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Class B ordinary shares.

Pursuant to the Original Forward Purchase Agreement, the Sponsor agreed to purchase 10,000,000 APAC Class A Ordinary Shares, plus an aggregate of 3,333,333 redeemable warrants to purchase one APAC Class A Ordinary Share at $11.50 per share, for an aggregate purchase price of $100,000,000, or $10.00 per APAC Class A Ordinary Share, in a private placement to occur concurrently with the closing of APAC’s initial business combination. On March 23, 2022, the Forward Purchase Agreement was amended and restated in its entirety by the A&R FPA in connection with the Business Combination. Pursuant to the A&R FPA, APAC has agreed that it will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000 with such purchases to be consummated immediately following the Domestication and prior to the Merger. In addition to the Forward Purchase, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds available to New OmniAb from APAC’s trust account being less than $100,000,000 as of immediately prior to the Closing. The A&R FPA also provides that, in the event the Merger Agreement is terminated by Ligand under circumstances in which the Termination Fee would be payable thereunder, Ligand shall pay the Sponsor a termination fee of $12,500,000 in connection therewith.

[●] is expected to be a director of APAC after the consummation of the Business Combination. As such, in the future, [●] may receive fees for their service as director, which may consist of cash or stock-based awards, and any other remuneration that the New OmniAb Board determines to pay to its non-employee directors.

The Sponsor (including its representatives and affiliates) and APAC’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to APAC. The Sponsor and APAC’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to APAC completing its initial business combination. Moreover, certain of APAC’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. APAC’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to APAC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in APAC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to APAC, subject to applicable fiduciary duties under the Cayman Islands Companies Act. APAC’s Cayman Constitutional Documents provide that APAC renounces its interest in any corporate opportunity offered to any director or officer of APAC unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of APAC and it is an opportunity that APAC is able to complete on a reasonable basis.

APAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under APAC’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

In the event that APAC fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, APAC will be required to provide for payment of claims of creditors that were not waived that may be brought against APAC within the ten years following such redemption. In order to protect the amounts held in APAC’s trust account, the Sponsor has agreed that it will be liable to APAC if and to the extent any claims by a third party (other than APAC’s independent registered public accounting firm) for services rendered or products sold to APAC, or a prospective target business with which APAC has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.25 per public share or (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of APAC’s initial public offering against certain liabilities, including liabilities under the Securities Act.

Commencing on the effective date of the prospectus/information statement filed in connection with our initial public offering, we agreed to reimburse our Sponsor for out-of-pocket expenses through the completion of the Business Combination or APAC’s liquidation.

The Sponsor, or an affiliate of the Sponsor, has advanced funds to APAC for working capital purposes, including $500,000 as of March 15, 2022. These outstanding advances have been documented in a promissory note, dated March 14, 2022 (the “Promissory Note”) issued by APAC to the Sponsor, pursuant to which APAC may borrow up to $750,000 from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of the date APAC consummates its initial business combination and the date that winding up of APAC is effective. If APAC does not complete its initial business combination within the required period, it may use a portion of its working capital held outside the trust account to repay such advances and any other working capital advances made to APAC, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to APAC, and such related party may not be able to recover the value it has loaned to APAC and any other working capital advances it may make.

In addition, APAC’s executive officers and directors, or any of their respective affiliates, including the Sponsor and other entities affiliated with APAC and the Sponsor, are entitled to reimbursement of any out-of-pocket expenses incurred by them in connection with activities on APAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf. However, if APAC fails to consummate a business combination by February 12, 2023, they will not have any claim against the trust account for reimbursement. APAC’s officers and directors, and their affiliates, expect to incur (or guaranty) approximately $[•] of transaction expenses (excluding the deferred underwriting commissions being held in the trust account). Accordingly, APAC may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

Pursuant to the A&R Registration Rights Agreement, the Sponsor will have customary registration rights, including shelf registration and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New OmniAb Common Stock and warrants held by such parties following the consummation of the Business Combination.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor as well as the APAC Board and officers may have influenced their motivation in identifying and selecting OmniAb as a business combination target, completing an initial business combination with OmniAb and influencing the operation of the business following the initial business combination. In considering the recommendations of the APAC Board to vote for the proposals, its shareholders should consider these interests.

The exercise of APAC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in APAC’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require APAC to agree to amend the Merger Agreement, to consent to certain actions taken by OmniAb or to waive rights to which APAC is entitled to under the Merger Agreement. Such events could arise because of changes in the course of OmniAb’s business or a request by OmniAb to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at APAC’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus/information statement) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus/information statement, APAC does not believe there will be any changes or waivers that APAC’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, APAC will circulate a new or amended proxy statement/prospectus/information statement and resolicit APAC’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

APAC and OmniAb will incur significant transaction and transition costs in connection with the Business Combination.

APAC and OmniAb have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. APAC and OmniAb may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by APAC following the closing of the Business Combination.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the business combination.

In connection with business combination transactions similar to the proposed Business Combination, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus/information statement provided to shareholders contains false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have yet been filed in connection with the Business Combination, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require OmniAb and APAC to incur significant costs and draw the attention of OmniAb’s and APAC’s management teams away from the consummation of the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from being consummated within the expected timeframe.

The announcement of the proposed Business Combination could disrupt OmniAb’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

Risks relating to the impact of the announcement of the Business Combination on OmniAb’s business include the following:

●	its employees may experience uncertainty about their future roles, which might adversely affect OmniAb’s ability to retain and hire key personnel and other employees;
●	customers, suppliers, business partners and other parties with which OmniAb maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with OmniAb or fail to extend an existing relationship with OmniAb; and
●	OmniAb has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact the combined company’s results of operations and cash available to fund its business.

Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to OmniAb and the OmniAb Business has identified all material issues or risks associated with OmniAb or the industry in which it competes.

Furthermore, we cannot assure you that factors outside of OmniAb’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the combined company’s financial condition and results of operations and could contribute to negative market perceptions about our securities or the combined company. Additionally, we have no indemnification rights against Ligand or its stockholders under the Merger Agreement, and all of the purchase price consideration will be delivered at the Closing to Ligand’s stockholders.

Accordingly, any shareholders or warrant holders of APAC who choose to remain New OmniAb stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus/information statement relating to the Business Combination contained an actionable material misstatement or material omission.

Investors may not have the same benefits as an investor in an underwritten public offering.

APAC is already a publicly traded company. Therefore, the Business Combination and the transactions described in this proxy statement/prospectus/information statement are not an underwritten initial public offering of our securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Our investors must rely on the information in this proxy statement/prospectus/information statement and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of our business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. In addition, since we will become public through a merger, securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf. All of these differences from an underwritten public offering of our securities could result in a more volatile price for our securities.

Further, since there will be no traditional “roadshow,” there can be no guarantee that any information made available in this proxy statement/prospectus/information statement and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the securities.

In addition, the Sponsor, certain members of the APAC Board and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of our securities following completion of the Business Combination, and that would not be present in an underwritten public offering of our securities. Such interests may have influenced the APAC Board in making their recommendation that APAC shareholders vote in favor of the approval of the Business Combination and the other proposals described in this proxy statement/prospectus/information statement. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal - Interests of APAC’s Directors and Executive Officers in the Business Combination.”

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

The historical financial results of OmniAb and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus/information statement may not be indicative of what APAC’s actual financial position or results of operations would have been.

The historical financial results of OmniAb included in this proxy statement/prospectus/information statement do not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone company during the periods presented or those the combined company will achieve in the future. This is primarily the result of the following factors: (i) the combined company will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) the combined company’s capital structure will be different from that reflected in OmniAb’s historical financial statements. The combined company’s financial condition and future results of operations will be materially different from amounts reflected in APAC’s historical financial statements included elsewhere in this proxy statement/prospectus/information statement, so it may be difficult for investors to compare the combined company’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus/information statement is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, APAC being treated as the “acquired” company for financial reporting purposes in the Business Combination and the number of APAC Class A Ordinary Shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of the combined company’s future operating or financial performance and APAC’s actual financial condition and results of operations may vary materially from APAC’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus/information statement, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information of APAC and OmniAb.”

The calculation of the number of shares of New OmniAb to be issued to OmniAb stockholders in the transactions will not be adjusted if there is a change in the value of OmniAb before the Business Combination is completed.

The number of shares of New OmniAb Common Stock to be issued to OmniAb’s stockholders (as of immediately after consummation of the Distribution) in the transactions will not be adjusted if there is a change in the value of OmniAb before the closing of the transactions. As a result, the actual value of the New OmniAb Common Stock to be received by OmniAb’s stockholders (as of immediately after consummation of the Distribution) in the transactions will depend on the value of such shares at and after the closing of the Business Combination. Additionally, if the percentage of outstanding shares of New OmniAb Common Stock to be received by OmniAb’s stockholders (as of immediately after consummation of the Distribution) is less than 50.1% of all of the outstanding stock of APAC (subject to certain exceptions and qualifications), then Ligand may be entitled to contribute additional capital to OmniAb that will be converted into shares of New OmniAb Common Stock pursuant to the Merger Agreement and dilute the percentage interest of APAC shareholders.

Neither OmniAb stockholders nor APAC’s shareholders will be entitled to appraisal rights in connection with the transactions.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Neither OmniAb stockholders nor APAC’s shareholders are entitled to appraisal rights in connection with the Business Combination.

The Business Combination is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

The consummation of the Business Combination is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others:

●	the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
●	receipt of required consents and approvals from certain governmental authorities;
●	no agreement between Ligand or APAC and any governmental authority pursuant to which Ligand or APAC has agreed not to consummate the Business Combination shall have been effected;

●	no governmental authority of competent jurisdiction shall have enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transaction;
●	APAC shall have at least $5,000,001 of net tangible assets as of the Closing;
●	the New OmniAb Common Stock issuable pursuant to the Business Combination shall have been approved for listing on Nasdaq, subject to official notice of issuance;
●	Ligand, OmniAb, APAC and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to filing, or a later date as agreed to by the parties;
●	customary bring down conditions related to the accuracy of the parties’ respective representations, warranties and pre-Closing covenants in the Merger Agreement;
●	the consummation of the Distribution, Reorganization and other transactions contemplated by the Separation Agreement shall have occurred;
●	each of APAC’s and OmniAb’s registration statements to be filed with the United States Securities and Exchange Commission shall have become effective;
●	APAC’s shareholder approval; and
●	the receipt by Ligand and APAC of certain tax opinions.

Additionally, APAC’s obligation to consummate the Business Combination is also subject to there having been no “Material Adverse Effect” on OmniAb since the date of the Merger Agreement.

Additionally, the obligations of OmniAb to consummate or cause to be consummated the Business Combination is subject to the satisfaction of the following additional conditions, any one (1) or more of which may be waived in writing by the OmniAb, among other things:

●	the completion of the Forward Purchase and the Redemption Backstop;
●	the resignation of all directors and all executive officers of APAC; and
●	the occurrence of the Domestication.

See “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Merger Agreement — Conditions to Closing” for additional information.

APAC did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

The APAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The officers and directors of APAC, including APAC’s co-founder, Mr. Burgstahler, have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of APAC’s other advisors, enabled them to perform the necessary analyses and make determinations regarding the Business Combination. As a result, APAC’s shareholders will be relying solely on the judgment of the APAC Board, taking into account the information and advice received from APAC’s management and APAC’s advisors, in valuing OmniAb, and assuming the risk that the APAC Board may not have properly valued such businesses. The lack of a third-party valuation or fairness opinion may also lead an increased number of APAC’s shareholders to vote against the proposed Business Combination or demand redemption of their shares for cash.

Following the consummation of the Business Combination, our only significant asset will be our ownership interest in OmniAb, and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New OmniAb Common Stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of OmniAb. Our investors and the stockholders of OmniAb immediately prior to the Business Combination will become stockholders of New OmniAb. We will depend on OmniAb for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to New OmniAb Common Stock. The financial condition and operating requirements of OmniAb may limit our ability to obtain cash from OmniAb. The earnings from, or other available assets of, OmniAb may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New OmniAb Common Stock or satisfy our other financial obligations.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon our financial condition and results of operations.

We have no specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete a business combination with which a substantial majority of our shareholders do not agree.

As provided in the Cayman Constitutional Documents, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). As a result, we may be able to complete the Business Combination even though a substantial majority of APAC’s public shareholders do not agree with the transaction and have redeemed their shares. However, each redemption of APAC’s public shares by APAC’s public shareholders will reduce the amount in our trust account.

The Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

The Sponsor and APAC’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or warrants in such transactions. If any such persons engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of APAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor or APAC’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or (ii) to ensure that APAC’s net tangible assets are at least $5,000,001. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of APAC Class A Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and APAC’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or APAC’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or APAC’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the Business Combination but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor and APAC’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by the Sponsor or APAC’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and APAC’s officers, directors and/or their affiliates will not make purchases of APAC Class A Ordinary Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.25 per share (which was the amount per unit initially held in the trust account following our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we have sought and will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.25 per public share initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.25 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our business combination and redemptions could be reduced to less than $10.25 per public share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the trust account to our public shareholders, APAC files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable preference. As a result, a liquidator could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will experience immediate dilution as a consequence of the issuance of New OmniAb Common Stock as consideration in the Business Combination, the Forward Purchase and the Redemption Backstop, if any, and due to future issuances pursuant to the 2022 Plan. Having a minority share position may reduce the influence that our current shareholders have on the management of the combined company.

It is anticipated that, immediately following the Business Combination, (1) our public shareholders are expected to own approximately 18.0% (assuming the no redemption scenario) and 0% (assuming the maximum redemption scenario) of the outstanding New OmniAb Common Stock, (2) the Ligand stockholders (without taking into account any of our public shares held by the Ligand stockholders prior to the consummation of the Business Combination) are expected to collectively own approximately 76.3% (assuming the no redemption scenario) or 85.0% (assuming the maximum redemption scenario) of the outstanding New OmniAb Common Stock, and (3) the Sponsor and related parties are expected to collectively own approximately 5.7% (assuming the no redemption scenario) or 15.0% (assuming the maximum redemption scenario) of the outstanding New OmniAb Common Stock. These percentages (i) assume that (a) New OmniAb issues 97,431,885 shares of New OmniAb Common Stock to former stockholders of OmniAb as of immediately prior to the Effective Time, (b) that New OmniAb issues 1,500,000 shares of New OmniAb Common Stock to the Sponsor pursuant to the Forward Purchase and (c) solely in the case of the maximum redemption scenario, that New OmniAb issues an additional 10,000,000 shares of New OmniAb Common Stock to the Sponsor pursuant to the Redemption Backstop, (ii) exclude all New OmniAb Options that may be exercisable for shares of New OmniAb Common Stock, New OmniAb RSUs and New OmniAb PSUs, (iii) include the OmniAb Earnout Shares and (iv) exclude the impact of any New OmniAb Warrants that will be outstanding following the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by APAC’s existing public shareholders in the combined company will be different.

In addition, OmniAb employees and consultants hold, and after Business Combination, are expected to be granted, equity awards under the 2022 Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New OmniAb Common Stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of APAC securities and may adversely affect prevailing market prices for our public shares or public warrants.

Upon completion of the Business Combination, the Sponsor will beneficially own a significant equity interest in OmniAb and may take actions that conflict with the interests of APAC’s public shareholders.

The interests of the Sponsor may not align with the interests of APAC’s public shareholders in the future. The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with APAC. The Sponsor and its affiliates, may also pursue acquisition opportunities that may be complementary to OmniAb’s business and, as a result, those acquisition opportunities may not be available to the combined company.

In addition, the Sponsor may have an interest in OmniAb pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to the combined company and its stockholders.

Warrants will become exercisable for New OmniAb Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Outstanding warrants to purchase an aggregate of 15,900,000 shares of New OmniAb Common Stock will become exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our initial public offering. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New OmniAb Common Stock will be issued, which will result in dilution to the holders of New OmniAb Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New OmniAb Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See “- Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.”

If APAC’s shareholders fail to properly demand redemption rights, they will not be entitled to redeem their APAC Class A Ordinary Shares for a pro rata portion of the trust account.

APAC’s shareholders may demand that APAC redeem their APAC Class A Ordinary Shares for a pro rata portion of the trust account in connection with the completion of the Business Combination. In order to exercise their redemption rights, APAC’s shareholders must deliver their APAC Class A Ordinary Shares (either physically or electronically) to APAC’s transfer agent at least two (2) business days prior to the vote on the Business Combination at the extraordinary general meeting. Any APAC public shareholder who fails to properly demand redemption rights will not be entitled to redeem his, her, or its shares for a pro rata portion of the trust account. See the section of this proxy statement/prospectus/information statement titled “Extraordinary General Meeting of APAC — Redemption Rights” for the procedures to be followed if you wish to redeem your APAC shares for cash.

APAC’s shareholders will not have any rights or interests in funds from the trust account, except under certain limited circumstances. APAC’s shareholders may therefore be forced to redeem or sell their APAC Class A Ordinary Shares or APAC Public Warrants in order to liquidate their investment, potentially at a loss.

APAC’s shareholders will be entitled to receive funds from the trust account only: (i) in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of APAC’s obligation to provide holders of APAC Class A Ordinary Shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of APAC Class A Ordinary Shares if APAC does not complete an initial business combination within 18 months from the initial public offering closing date or (B) with respect to any other provision relating to the rights of holders of APAC Class A Ordinary Shares, (ii) in connection with the redemption of all of the outstanding APAC Class A Ordinary Shares if APAC is unable to complete an initial business combination by February 12, 2023, subject to applicable law and as further described herein, and (iii) if APAC’s shareholders redeem their respective shares for cash upon the completion of the Business Combination. In addition, if APAC plans to redeem the APAC Class A Ordinary Shares because APAC is unable to complete a business combination by February 12, 2023, for any reason, compliance with Cayman Islands law may require that APAC submit a plan of dissolution to APAC’s then-existing shareholders for approval prior to the distribution of the proceeds held in the trust account. In that case, APAC’s shareholders may be forced to wait beyond February 12, 2023, before they receive funds from the trust account. Accordingly, in order for APAC’s shareholders to liquidate their investment, they may be forced to sell their APAC Class A Ordinary Shares or APAC Public Warrants, potentially at a loss. See the section of this proxy statement/prospectus/information statement titled “Extraordinary General Meeting of APAC — Redemption Rights.”

APAC is relying on the availability of the funds from the Redemption Backstop to potentially be used as part of the cash available to the combined company following the Business Combination. If the purchases under the Redemption Backstop fail to close, APAC may lack sufficient funds to complete the Business Combination.

The funds from the Redemption Backstop will be used to provide cash for working capital and other purposes in New OmniAb. The obligations under the Redemption Backstop are intended to provide APAC with a minimum funding level for the Business Combination. However, if the Redemption Backstop does not close, APAC may lack sufficient funds to complete the Business Combination.

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a Warrant Agreement, dated August 9, 2021, by and between Continental Stock Transfer & Trust Company, as warrant agent, and APAC. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of New OmniAb Common Stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of New OmniAb’s Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the New OmniAb Private Placement Warrants will be redeemable by us (subject to limited exceptions) so long as they are held by our Sponsor or its permitted transferees. APAC does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, APAC currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New OmniAb Board and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as the New OmniAb Board deems relevant.

If APAC’s due diligence investigation of OmniAb was inadequate, then APAC’s shareholders (as stockholders of New OmniAb following the business combination) could lose some or all of their investment.

Even though APAC conducted a due diligence investigation of OmniAb, APAC cannot be sure that this diligence uncovered all material issues that may be present with respect to OmniAb’s businesses, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of OmniAb and outside of their respective control will not later arise that could adversely affect their respective businesses, financial condition or results of operations.

Nasdaq may not list New OmniAb’s securities on its exchange, which could limit investors’ ability to make transactions in New OmniAb’s securities and subject APAC to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. We will apply to have New OmniAb’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if New OmniAb’s securities are listed on Nasdaq, New OmniAb may be unable to maintain the listing of its securities in the future.

If New OmniAb fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, neither we nor OmniAb or Ligand would be required to consummate the Business Combination. In the event that we, OmniAb and Ligand elected to waive this condition, and the Business Combination was consummated without New OmniAb’s securities being listed on Nasdaq or on another national securities exchange, New OmniAb could face significant material adverse consequences, including:

●	a limited availability of market quotations for APAC’s securities;
●	reduced liquidity for New OmniAb’s securities;
●	a determination that New OmniAb Common Stock is a “penny stock” which will require brokers trading in New OmniAb Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New OmniAb’s securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New OmniAb’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

APAC’s and OmniAb’s ability to consummate the Business Combination, and the operations of New OmniAb following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic.

The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders and business limitations and shutdowns. More generally, the pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets. The pandemic may also amplify many of the other risks described in this proxy statement/prospectus/information statement, which may delay or prevent the consummation of the Business Combination, and the business of OmniAb or New OmniAb following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The parties will be required to consummate the Business Combination even if OmniAb, its business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if OmniAb is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, OmniAb’s ability to consummate the Business Combination and New

OmniAb’s financial condition and results of operations following the Business Combination may be materially adversely affected. Each of OmniAb and APAC may also incur additional costs due to delays caused by COVID-19, which could adversely affect New OmniAb’s financial condition and results of operations.

Because the market price of shares of New OmniAb Common Stock will fluctuate, OmniAb’s stockholders (as of immediately after consummation of the Distribution) cannot be sure of the value of the Business Combination consideration they will receive. In addition, there can be no assurance that any OmniAb Earnout Shares will vest.

The market value of New OmniAb securities at the effective time of the Business Combination may vary significantly from their respective values on the date the Merger Agreement was executed or at other dates. Because the exchange ratio with respect to the shares of New OmniAb Common Stock to be issued in the Business Combination is fixed and will not be adjusted to reflect any changes in the market value of shares of APAC Class A Ordinary Shares, the market value of the shares of New OmniAb Common Stock issued in connection with the Business Combination may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of APAC, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of APAC.

In addition, vesting of the OmniAb Earnout Shares is tied to the VWAP of New OmniAb Common Stock during a five-year period following the Closing. As such, the number of OmniAb Earnout Shares that ultimately vest will not be determined until after the Closing, and, if an applicable OmniAb Triggering Event has not occurred with respect to such OmniAb Earnout Shares during the five-year period following the Closing, no OmniAb Earnout Shares will vest at all. Accordingly, at the effective time of the Business Combination, OmniAb’s stockholders (as of immediately after consummation of the Distribution) will not know or be able to calculate the market value of the OmniAb Earnout Shares they will receive at the Closing.

The market price of shares of New OmniAb Common Stock after the Business Combination may be affected by factors different from those currently affecting the price of shares of APAC.

Upon completion of the Business Combination, Ligand’s stockholders will become holders of shares of New OmniAb Common Stock. Prior to the Business Combination, APAC has had limited operations. Upon completion of the Business Combination, New OmniAb’s results of operations will depend upon the performance of OmniAb, which is affected by factors that are different from those currently affecting the results of operations of APAC.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of New OmniAb Common Stock may decline.

The market price of the New OmniAb Common Stock may decline as a result of the Business Combination if the combined company does not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on the combined company’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of APAC securities may experience a loss as a result of a decline in the market price of New OmniAb Common Stock. In addition, a decline in the market price of New OmniAb Common Stock could adversely affect New OmniAb’s ability to issue additional securities and to obtain additional financing in the future.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the Merger Agreement can be completed, approval must be obtained under the HSR Act. In deciding whether to grant antitrust clearance, the relevant governmental authorities will consider a variety of factors, including the effect of the Business Combination on competition within their relevant jurisdiction. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs, or place restrictions on the conduct of APAC’s business. The requirements, limitations or costs imposed by the relevant governmental authorities could delay the closing of the Business Combination or diminish the anticipated benefits of the Business Combination. Additionally, the completion of the Business Combination is conditioned on the resolution of certain orders, injunctions or decrees by any court or regulatory authority of competent jurisdiction that would prohibit or make illegal the completion of the Business Combination. APAC and OmniAb believe that the Business Combination should not raise significant regulatory concerns and that APAC and OmniAb will be able to obtain all requisite regulatory approvals in a timely manner. However, APAC and OmniAb cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may be imposed. In addition, neither APAC nor OmniAb can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay. See “Shareholder Proposal No. 1 — The Business Combination — Summary of the Merger Agreement — Closing Conditions.”

APAC may waive one or more of the conditions to the Business Combination.

APAC may agree to waive, in whole or in part, one or more of the conditions to APAC’s obligations to complete the Business Combination, to the extent permitted by the Cayman Constitutional Documents and applicable laws. For example, it is a condition to APAC’s obligations to close the Business Combination that OmniAb have performed and complied in all material respects with the obligations required to be performed or complied with by OmniAb under the Merger Agreement. However, if the APAC Board determines that a breach of this obligation is not material, then the APAC Board may elect to waive that condition and close the Business Combination. Please see the section entitled “Shareholder Proposal No. 1 —The Business Combination—Summary of the Merger Agreement—Closing Conditions.”

Termination of the Merger Agreement could negatively impact APAC.

If the Business Combination is not completed for any reason, including as a result of APAC shareholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of APAC may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, APAC would be subject to a number of risks, including the following:

●	APAC may experience negative reactions from the financial markets, including negative impacts on its share price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);
●	APAC will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and
●	since the Merger Agreement restricts the conduct of APAC’s businesses prior to completion of the Business Combination, APAC may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “Shareholder Proposal No. 1 — The Business Combination — Summary of the Merger Agreement — Covenants” of this proxy statement/prospectus/information statement for a description of the restrictive covenants applicable to APAC).

If the Merger Agreement is terminated and the APAC Board seeks another business combination target, APAC shareholders cannot be certain that APAC will be able to find another acquisition target that would constitute a business combination or that such other business combination will be completed. See “Shareholder Proposal No. 1 — The Business Combination — Summary of the Merger Agreement — Termination.”

OmniAb will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and other business participants may have an adverse effect on OmniAb and consequently on APAC. These uncertainties may impair OmniAb’s ability to attract, retain and motivate key personnel until the Business Combination is completed, and could cause others that deal with OmniAb to seek to change existing business relationships with OmniAb. Retention of certain employees may be challenging during the pendency of the Business Combination, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty or a desire not to remain with the business, the combined company’s business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts OmniAb from making certain expenditures and taking other specified actions without the consent of APAC until the Business Combination occurs. These restrictions may prevent OmniAb from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See “Shareholder Proposal No. 1 — The Business Combination — Summary of the Merger Agreement — Covenants.”

The Business Combination will result in changes to the APAC Board that may affect the strategy of APAC.

If the parties complete the Business Combination, the composition of the APAC Board will change from the current APAC Board. The New OmniAb Board will consist of Matthew W. Foehr, John L. Higgins, Carolyn R. Bertozzi, Ph.D, Sarah Boyce,

Jennifer Cochran, Ph.D, Sunil Patel and [●]. This new composition of the New OmniAb Board may affect the business strategy and operating decisions of the combined company upon the completion of the Business Combination.

Neither APAC nor its shareholders will have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Aggregate Merger Consideration in the event that any of the representations and warranties made by OmniAb in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties contained in the Merger Agreement will not survive the completion of the Business Combination, and only the covenants and agreements that by their terms survive such time will do so. As a result, APAC and its shareholders will not have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Aggregate Merger Consideration if any representation or warranty made by OmniAb in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, our financial condition or results of operations could be adversely affected.

Risks Related to the Combined Company’s Common Stock Following the Transactions

The market price of the combined company’s common stock is likely to be highly volatile, and you may lose some or all of your investment.

Following the Business Combination, the market price of the combined company’s common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including those factors discussed in this “Risk Factors” section and many others, such as:

●	actual or anticipated fluctuations in the combined company’s financial condition and operating results, including fluctuations in its quarterly and annual results;
●	the combined company’s inability to establish additional partnerships, the termination of license agreements by our existing partners or announcements by our partners regarding therapeutic candidates generated using our platform;
●	the introduction of new technologies or enhancements to existing technology by the combined company or others in the industry;
●	departures of key scientific or management personnel;
●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the combined company or its competitors;
●	the combined company’s failure to meet the estimates and projections of the investment community or that it may otherwise provide to the public;
●	publication of research reports about the combined company or its industry, or antibody discovery in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	changes in the market valuations of similar companies;
●	overall performance of the equity markets;
●	announcements or actions taken by Ligand as the combined company’s previous principal stockholder;
●	sales of the combined company’s common stock by the combined company or its stockholders in the future;
●	trading volume of the combined company’s common stock;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and the combined company’s ability to obtain patent protection for its technologies;
●	significant lawsuits, including patent or stockholder litigation;
●	the impact of any natural disasters or public health emergencies, such as the COVID-19 pandemic;
●	general economic, industry and market conditions other events or factors, many of which are beyond the combined company’s control; and
●	changes in accounting standards, policies, guidelines, interpretations or principles.

In addition, in the past, stockholders have initiated class action lawsuits against biotechnology and biopharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Volatility in the combined company’s share price could subject the combined company to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the combined company faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business.

If securities or industry analysts do not publish research or reports about the combined company, or publish negative reports, then the combined company’s stock price and trading volume could decline.

The trading market for the combined company’s common stock will depend, in part, on the research and reports that securities or industry analysts publish about the combined company. The combined company does not have any control over these analysts. If the combined company’s financial performance fails to meet analyst estimates or one or more of the analysts who cover the combined company downgrade its common stock or change their opinion, then the combined company’s stock price would likely decline. If one or more of these analysts cease coverage of the combined company or fail to regularly publish reports on the combined company, it could lose visibility in the financial markets, which could cause the combined company’s stock price or trading volume to decline.

The combined company does not currently intend to pay dividends on its common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of the combined company’s common stock.

The combined company has never declared or paid any cash dividend on its common stock. The combined company currently anticipates that it will retain future earnings for the development, operation and expansion of the business and does not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of the combined company’s common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Future sales of shares of the combined company’s common stock may depress its stock price.

Subject to certain exceptions, the A&R Registration Rights Agreement will provide for certain restrictions on transfer with respect to the securities of New OmniAb, including Founder Shares, Private Placement Warrants, Backstop Warrants, Forward Purchase Warrants, and securities held by directors and officers of APAC and certain directors and officers of OmniAb and Ligand. Such restrictions will begin upon closing and end (i) with respect to the Founder Shares, at the earliest of (A) one year after the closing date and (B) the first date on which (x) the last reported sale price of a share of New OmniAb Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date or (y) APAC completing a liquidation, merger, share exchange, reorganization or other similar transaction that results in the New OmniAb stockholders having the right to exchange their shares of New OmniAb Common Stock for cash, securities or other property; (ii) with respect to the Private Placement Warrants, Backstop Warrants and Forward Purchase Warrants that are held by the initial purchasers of such warrants (or permitted transferees under the A&R Registration Rights Agreement), and any of the shares of New OmniAb Common Stock issued or issuable upon the exercise or conversion of such warrants and that are held by the initial purchasers of the applicable warrants being converted (or permitted transferees under the A&R Registration Rights Agreement), the period ending 30 days after the closing; and (iii) with respect to the shares of New OmniAb Common Stock issued to the New Holders (as defined in the A&R Registration Rights Agreement) in connection with the consummation of the Merger and held by the New Holders (or their permitted transferees under the A&R Registration Rights Agreement), the period ending on the earlier of (A) three months after the closing and (B) the date on which New OmniAb completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of New OmniAb’s stockholders having the right to exchange their shares of New OmniAb Common Stock for cash, securities or other property.

However, following the expiration of the applicable lock-up period, such equityholders will not be restricted from selling shares of the combined company’s common stock held by them, other than by applicable securities laws. Further, because the combined company is not expected to generate revenue in the near future, there is a likelihood that it will need to continue to raise capital through one or more equity financings in order to continue developing its product candidates. As such, sales of a substantial number of shares of the combined company’s common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the combined company’s common stock. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the combined company’s share price or the market price of the combined company’s common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Provisions in the Proposed Certificate of Incorporation and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

The Proposed Certificate of Incorporation and Proposed Bylaws that will be in effect immediately prior to the Business Combination will contain provisions that could significantly reduce the value of the combined company shares to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of the New OmniAb Board. The provisions in the combined company’s charter documents will include the following:

●	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	the exclusive right of the combined company’s board of directors, unless the board of directors grants such a right to the holders of any series of preferred stock, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
●	the required approval of at least 66-2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;
●	the ability of the combined company’s board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;
●	the ability of the combined company’s board of directors to alter the combined company’s amended and restated bylaws without obtaining stockholder approval;
●	the required approval of at least 66-2/3% of the shares entitled to vote to adopt, amend or repeal the combined company’s amended and restated bylaws or repeal the provisions of its amended and restated certificate of incorporation regarding the election and removal of directors;
●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

●	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;
●	the requirement that a special meeting of stockholders may be called only by the board of directors, the chair of the board of directors, the chief executive officer or the president, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and
●	advance notice procedures that stockholders must comply with in order to nominate candidates to the combined company’s board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the combined company.

The combined company is also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

The combined company’s Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between the combined company and its stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with it or its directors, officers or employees or the underwriters or any offering giving rise to such claim.

The Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against the combined company arising pursuant to the Delaware General Corporation Law, the combined company’s Proposed Certificate of Incorporation or the Proposed Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, the combined company’s Proposed Certificate of Incorporation provides that, unless the combined company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the combined company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The combined company notes, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors and officers, which may discourage such lawsuits against the combined company and its directors and officers. If a court were to find the choice of forum provisions in the combined company’s Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business and financial condition.

The combined company is an emerging growth company and smaller reporting company, and the combined company cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make its shares less attractive to investors.

After the completion of the Business Combination, the combined company will be an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as the combined company continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The combined company will remain an emerging growth company until the earlier of

(1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO (December 31, 2026), (b) in which the combined company has total annual gross revenue of at least $1.07 billion or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of shares of the combined company’s common stock that are held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which the combined company has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The combined company has elected to use this extended transition period for complying with new or revised accounting standards and, therefore, the combined company will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Following the Business Combination, we will also be a smaller reporting company as defined in the Exchange Act. Even after the combined company no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus/information statement and the combined company’s periodic reports and proxy statements. The combined company will be able to take advantage of these scaled disclosures for so long as its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of its second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and its voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of its second fiscal quarter.

The combined company cannot predict if investors will find its common stock less attractive because the combined company may rely on these exemptions. If some investors find the combined company’s common stock less attractive as a result, there may be a less active trading market for the common stock and its market price may be more volatile.

If the Combined Company’s estimates or judgments relating to its critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, combined company’s results of operations could be adversely affected.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The combined company will base its estimates on historical experience, known trends and events, and various other factors that it believes to be reasonable under the circumstances, as provided in “OmniAb Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our financial statements include the estimated variable consideration included in the transaction price in the combined company’s contracts with customers, stock-based compensation, and valuation of the combined company’s equity investments in early-stage biotechnology companies. The combined company’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of its common stock.

Additionally, the combined company will regularly monitor its compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to it. As a result of new standards, changes to existing standards and changes in their interpretation, the combined company might be required to change its accounting policies, alter its operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or the combined company may be required to restate its published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on its reputation, business, financial position, and profit.

Risks Related to Redemption

Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus/information statement, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (1)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and warrants prior to exercising its redemption rights with respect to the public shares; (2) prior to 5:00 p.m., Eastern Time on [●], 2022 (two business days before the scheduled date of the extraordinary general meeting) submits a written request to Continental, our transfer agent, that we redeem all or a portion of your public shares for cash, affirmatively certifying in your request if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to shares of our common stock; and (3) delivers its public shares to our transfer agent physically or electronically through DTC. In order to obtain a physical share certificate, a shareholder’s broker or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from our transfer agent. However, because we do not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If a public shareholder fails to receive notice of our offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite our compliance with the proxy rules, a public shareholder fails to receive our proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that we are furnishing to holders of public shares in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of APAC — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, we will require each public shareholder seeking to exercise redemption rights to certify to us whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to us at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which we make the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over our ability to consummate the Business Combination and you could suffer a material loss on your investment in us if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if we consummate the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. We cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge our determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, our shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the Closing or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of APAC might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus/information statement. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

APAC directors may decide not to enforce the indemnification obligation of the Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to public shareholders.

In the event that the proceeds in the trust account are reduced below (i) $10.25 per share or (ii) such lesser amount per share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, APAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While APAC currently expects that its independent directors would take legal action on APAC’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that APAC’s independent directors in exercising their business judgment and subject to APAC’s fiduciary duties may choose not to do so in any particular instance. If APAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to public shareholders may be reduced below $10.25 per share.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

EXTRAORDINARY GENERAL MEETING OF APAC

General

APAC is furnishing this proxy statement/prospectus/information statement to the APAC shareholders as part of the solicitation of proxies by the APAC Board for use at the extraordinary general meeting to be held on [●], 2022, and at any adjournment thereof. This proxy statement is first being furnished to the APAC shareholders on or about [●], 2022 in connection with the vote on the proposals described in this proxy statement/prospectus/information statement. This proxy statement provides the APAC shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting of APAC will be held at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, NY 10153, at [●] Eastern Time, on [●], 2022. Cayman Islands law requires there to be a physical location for the extraordinary general meeting. However, given the ongoing global pandemic, the extraordinary general meeting will also be held virtually via live webcast. As such, APAC shareholders may attend the extraordinary general meeting by visiting the extraordinary general meeting website at [●], where they will be able to listen to the meeting live and vote during the meeting.

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, APAC is asking APAC shareholders to consider and vote upon:

1.	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve and adopt by special resolution the Agreement and Plan of Merger, dated as of March 23, 2022, (the “Merger Agreement”), by and among APAC, Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), OmniAb, Inc., a Delaware corporation and wholly-owned subsidiary of Ligand (“OmniAb”), and Orwell Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of APAC (“Merger Sub”), (ii) the Transaction Documents (as defined in the Merger Agreement) and (iii) each of the transactions contemplated thereby, in each case, in accordance with the terms and subject to the conditions set forth in the Merger Agreement and the Transaction Documents, as more fully described elsewhere in this proxy statement/prospectus/information statement (the “Business Combination Proposal”);
2.	Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution the change of APAC’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating under the name “OmniAb, Inc.” as a corporation incorporated under the laws of the State of Delaware (the “Domestication Proposal”);
3.	Proposal No. 3 — The Organizational Documents Proposal — to consider and vote upon a proposal to approve by special resolution and adopt the proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and the proposed new bylaws (the “Proposed Bylaws”) of APAC after giving effect to the Domestication (APAC, following the Domestication, “New OmniAb”) (the “Organizational Documents Proposal”);
4.	Proposal No. 4 —The Non-Binding Governance Proposals — to consider and vote upon, on a non-binding advisory basis, certain material differences between APAC’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the Proposed Certificate of Incorporation and Proposed Bylaws, presented separately in accordance with the United States Securities and Exchange Commission requirements (collectively, the “Non-Binding Governance Proposals”);
5.	Proposal No. 5 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of New OmniAb Common Stock pursuant to (a) the Domestication, (b) the Forward Purchase, (c) the Redemption Backstop and (d) the Merger (the “Stock Issuance Proposal”);
6.	Proposal No. 6 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the OmniAb, Inc. 2022 Incentive Award Plan (the “Incentive Plan Proposal”);
7.	Proposal No. 7 — The ESPP Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the OmniAb, Inc. 2022 Employee Stock Purchase Plan (the “ESPP Proposal”);

8.	Proposal No. 8 — The Director Election Proposal — to consider and vote upon a proposal to to elect seven directors to serve staggered terms on the New OmniAb Board upon the consummation of the Business Combination until the first, second and third annual meeting of stockholders following the date of effectiveness of the Proposed Certificate of Incorporation, as applicable, or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal (the “Director Election Proposal”); and
9.	Proposal No. 9 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes to constitute a quorum or for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”)

Each of Proposals No. 1 through 3 and 5 through 7 (the “Condition Precedent Proposals”) are cross-conditioned on the approval of the others. If our shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement may be terminated and the Business Combination may not be consummated. Each of the Condition Precedent Proposals is conditioned on the approval and adoption of each of the other Condition Precedent Proposals unless such condition is waived by the applicable parties to the Merger Agreement. Proposal No. 8 is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus/information statement. Proposal No. 4 is constituted of non-binding advisory proposals.

Recommendation of the APAC Board

The APAC Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of APAC and its shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Non-Binding Governance Proposals, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Stock Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — Interests of APAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

APAC Record Date; Who is Entitled to Vote

APAC shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned APAC ordinary shares at the close of business on [], 2022, which is the APAC Record Date for the extraordinary general meeting. Shareholders will have one vote for each APAC ordinary share owned at the close of business on the APAC Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the APAC Record Date, there were 23,000,000 APAC Class A Ordinary Shares issued and outstanding, and 5,750,000 APAC Class B Ordinary Shares issued and outstanding.

Quorum

A quorum of APAC shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than one-third of the issued and outstanding APAC ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the APAC Record Date for the extraordinary general meeting, 9,583,334 APAC ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to APAC but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal or any of the other Condition Precedent Proposals.

Vote Required for Approval

The approval of each of the Stock Issuance Proposal, the Non-Binding Governance Proposals, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the APAC ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Pursuant to the Cayman Constitutional Documents, only the holders of the APAC Class B Ordinary Shares are entitled to vote on the Director Election Proposal.

The approval of each of the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposal require a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the APAC ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. With respect to the Domestication Proposal, a holder of APAC Class B Ordinary Shares shall have ten votes for every APAC Class B Ordinary Share of which he or she is the holder and a holder of APAC Class A Ordinary Shares shall have one vote for every APAC Class A Ordinary Share of which he or she is the holder.

Each of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals unless such condition is waived by the parties to the Merger Agreement. The Adjournment Proposal and the Non-Binding Governance Proposals are not conditioned on any other approval.

Voting Your Shares

Each APAC ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of APAC ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are four ways to vote your APAC ordinary shares at the extraordinary general meeting:

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the APAC Board “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Non-Binding Governance Proposals, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

You can vote online by visiting www. [●].com, 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time on [●], 2022 (have your proxy card in hand when you visit the website).

You can vote by phone by calling toll-free (within the U.S. or Canada) [●] (have your proxy card in hand when you call).

You can attend the extraordinary general meeting in person or via internet webcast and vote electronically.

Revoking Your Proxy

If you are an APAC shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may notify APAC’s president in writing before the extraordinary general meeting that you have revoked your proxy; or
●	you may attend the extraordinary general meeting in person or electronically, revoke your proxy, and vote in person or electronically, as indicated above.

Who Can Answer Your Questions About Voting Your APAC Ordinary Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your APAC ordinary shares, you may call D.F. King, APAC’s proxy solicitor, by calling (888) 887-0082, or banks and brokers can call collect at (212) 269-5550, or by emailing AHPA@dfking.com.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, an APAC shareholder may request of APAC that APAC redeem all or a portion of its APAC Class A Ordinary Shares for cash, out of funds legally available therefor, if the Business Combination is consummated. As a holder of APAC Class A Ordinary Shares, you will be entitled to receive cash for any APAC Class A Ordinary Shares to be redeemed only if you:

(iv)	hold APAC Class A Ordinary Shares;
(v)	submit a written request to Continental, APAC’s transfer agent, in which you (i) request that APAC redeem all or a portion of your APAC Class A Ordinary Shares for cash, and (ii) identify yourself as the beneficial holder of the APAC Class A Ordinary Shares and provide your legal name, phone number and address; and
(vi)	deliver your APAC Class A Ordinary Shares to Continental, APAC’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their APAC Class A Ordinary Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. APAC’s public shareholders may elect to redeem all or a portion of the APAC Class A Ordinary Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the APAC Class A Ordinary Shares submitted for redemption will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the APAC Class A Ordinary Shares that it holds and timely delivers its shares to Continental, APAC’s transfer agent, APAC will redeem such APAC Class A Ordinary Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2022, this would have amounted to approximately $[●] per issued and outstanding APAC public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its APAC Class A Ordinary Shares for cash and will no longer own APAC Class A Ordinary Shares. The redemption takes place following the Domestication and accordingly it is New OmniAb Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. APAC ordinary shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of APAC Class A Ordinary Shares, may not be withdrawn once submitted to APAC unless the APAC Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). If you submit a redemption request to Continental, APAC’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request to withdraw the redemption request. You may make such request by contacting Continental, APAC’s transfer agent, at the phone number or address listed in see “Questions and answers — Q: Who can help answer my questions?”.

Any corrected or changed written exercise of redemption rights must be received by Continental, APAC’s transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s APAC Class A Ordinary Share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to Continental, APAC’s transfer agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its APAC Class A Ordinary Shares with respect to more than an aggregate of 15% of the APAC Class A Ordinary Shares. Accordingly, if an APAC public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the APAC Class A Ordinary Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has, pursuant to the Sponsor Insider Agreement, agreed to, among other things, vote all of its APAC Class A Ordinary Shares and founder shares (as defined in the Sponsor Insider Agreement) in favor of the proposals being presented at the extraordinary general meeting and waive its redemption rights with respect to such shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus/information statement, the Sponsor owns approximately 5,645,000 of the issued and outstanding ordinary shares. See “Shareholder Proposal No. 1—The Business Combination Proposal—Summary of the Related Agreements—Sponsor Insider Agreement” in this proxy statement/prospectus/information statement for more information related to the Sponsor Insider Agreement.

The closing price of the APAC Class A Ordinary Shares on [●], 2022 was $[●]. For illustrative purposes, as of [●], 2022, funds in the trust account plus accrued interest thereon totaled approximately $[●] or approximately $[●] per issued and outstanding APAC Class A Ordinary Share.

Prior to exercising redemption rights, APAC’s public shareholders should verify the market price of the APAC Class A Ordinary Shares as they may receive higher proceeds from the sale of their APAC Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. APAC cannot assure its shareholders that they will be able to sell their APAC Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Dissenter’s Rights Appraisal Rights

As APAC is not a constituent party to the Merger between Merger Sub and OmniAb, shareholders of APAC do not have dissenters’ rights in connection with the Merger under Cayman Islands law.

APAC’s warrant holders do not have appraisal rights in connection with the Business Combination or the Merger under the DGCL.

Proxy Solicitation Costs

APAC is soliciting proxies on behalf of the APAC Board. This solicitation is being made by mail but also may be made by telephone or in person. APAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. APAC will bear the cost of the solicitation.

APAC has engaged D.F. King to assist in the proxy solicitation process. APAC will pay D.F. King a fee of $25,000 plus disbursements.

APAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. APAC will reimburse them for their reasonable expenses.

SHAREHOLDER PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

APAC’s public shareholders are being asked to approve the Business Combination of APAC with OmniAb described in this proxy statement/prospectus/information statement, including (a) approving and adopting the Merger Agreement, (b) approving the other Transaction Documents named in the Merger Agreement and (c) approving the transactions contemplated by the Merger Agreement and such other Transaction Documents. The discussion in this proxy statement/prospectus/information statement of the Business Combination and the principal terms of the Merger Agreement and other Transaction Documents is subject to, and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus/information statement and such other Transaction Documents that are attached as Annexes to this proxy statement/prospectus/information statement.

You should read carefully this proxy statement/prospectus/information statement in its entirety for more detailed information concerning the Merger Agreement and the other Transaction Documents. Please see the subsections entitled “—Summary of to the Merger Agreement” and “—Summary of the Ancillary Agreements” below, for additional information.

Structure of the Business Combination

The Business Combination will be accomplished by way of the following transaction steps:

●	The Domestication will be effected, whereby APAC’s jurisdiction of incorporation will be changed by its deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware at least one (1) business day prior to the consummation of the Merger;
●	The Separation will be effected, whereby Ligand will, among other things and subject to the terms and conditions of the Separation Agreement, transfer the OmniAb Business, including certain related subsidiaries of Ligand, to OmniAb and make a contribution to the capital of OmniAb of $15 million less certain transaction and other expenses;
●	The Distribution will be effected, whereby Ligand will distribute to Ligand stockholders 100% of the OmniAb Common Stock;
●	Pursuant to the Employee Matters Agreement, at the time of the Distribution, each existing Ligand equity award, with certain limited exceptions, will be split into (i) a new Ligand equity award and (ii) a new OmniAb Equity Award, with any accrued value in the original Ligand equity award split between such awards based on the relative post-closing values of Ligand and OmniAb;
●	Pursuant to the A&R FPA, OmniAb, New OmniAb and the Sponsor will effect the Forward Purchase, whereby New OmniAb will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000, with such purchases to be consummated following the Domestication and prior to the Merger. In addition to the Forward Purchase, the Sponsor has agreed to effect the Redemption Backstop (to the extent necessary), whereby the Sponsor will purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds to be available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000; and
●	Following the above steps, the Merger will be effected, whereby Merger Sub will merge with and into OmniAb, with OmniAb continuing as the surviving company in the Merger and a wholly-owned subsidiary of New OmniAb.

Diagram of Transactions Structure and Transaction Steps

Simplified Existing Structures

(1)OMT 1, lnc. and OMT 2, Inc. are wholly owned subsidiaries of OmniAb.

(2)Consists of Ab lnitio Biotherapeutics, lnc., Crystal Bioscience, lnc., lcagen, LLC, Taurus Biosciences, LLC and xCella Biosciences, lnc.

Structure Following the Separation but

Before the Distribution and Merger

Ligand Shareholders
APAC Shareholders
Ligand
APAC
Remaining Ligand Subsidiaries
OmniAb
Merger Sub
Other OmniAb Operating Subsidiaries

Structure Following the Separation and the
Distribution but Before the Merger

Structure Following the Merger

(3)APAC will complete the Domestication prior to the Merger.

Merger Consideration

Pursuant to the terms of the Merger Agreement, the outstanding securities of OmniAb will be converted into the right to receive the Merger Consideration as follows:

Common Stock. As a result of and upon the Closing, among other things, each outstanding share of OmniAb Common Stock (other than Treasury Shares), will be cancelled upon the Effective Time in exchange for the right to receive a number of shares of New OmniAb Common Stock equal to the Base Exchange Ratio. For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal—Merger Consideration.”

Earnout Shares. In addition, as a result of and upon the Closing, among other things, each outstanding share of OmniAb Common Stock (other than Treasury Shares), will be cancelled upon the Effective Time in exchange for the right to receive a number of OmniAb Earnout Shares equal to the Earnout Exchange Ratio. Holders of OmniAb Common Stock and equity awards will receive earnout consideration in the form of an additional 15,000,000 OmniAb Earnout Shares, all of which will be automatically forfeited for no consideration if an applicable OmniAb Triggering Event has not occurred with respect to such OmniAb Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing.

The total number of shares of New OmniAb Common Stock to be received by OmniAb’s stockholders (as of immediately after consummation of the Distribution) or reserved for issuance pursuant to the New OmniAb Equity Awards into which OmniAb Equity Awards are to be converted will be equal to the Aggregate Merger Consideration. In addition to the Aggregate Merger Consideration, holders of OmniAb Common Stock and equity awards will also receive earnout consideration in the form of OmniAb Earnout Shares. For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal—Merger Consideration.”

Equity Awards. In addition, all (i) OmniAb Options, (ii) OmniAb RSUs and (iii) OmniAb PSUs, in each case, that are outstanding as of immediately prior to the Effective Time, will be converted into such number of (a) New OmniAb Options, (b) New OmniAb RSUs and (c) New OmniAb PSUs, respectively, in each case, equal to (1) the number of shares of OmniAb Common Stock underlying such OmniAb Equity Awards immediately prior to the Effective Time multiplied by (2) the Base Exchange Ratio. Each holder of an OmniAb Option, OmniAb RSU and/or OmniAb PSU will also receive a number of OmniAb Earnout Shares equal to the number of shares of OmniAb Common Stock underlying such OmniAb Options, OmniAb RSUs and/or OmniAb PSUs, as applicable, multiplied by the Earnout Exchange Ratio, and the exercise price of each outstanding New OmniAb Option will be equal to the exercise price of the pre-conversion OmniAb Option divided by the Base Exchange Ratio. For further details, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Consideration, Treatment of OmniAb Options, OmniAb RSUs and OmniAb PSUs.” For further details, see “Executive and Director Compensation—Narrative to Summary Compensation Table — Treatment of Outstanding Equity Awards at the Time of the Distribution.”

Ownership of APAC after the Business Combination

As of the date of this proxy statement/prospectus/information statement, there are 28,750,000 ordinary shares of APAC issued and outstanding, which include the 5,750,000 founder shares held by the Sponsor (including APAC’s directors) and the 23,000,000 public shares. As of the date of this proxy statement/prospectus/information statement, there are outstanding an aggregate of 15,900,000 APAC Warrants, which include the 8,233,333 APAC Private Placement Warrants held by the Sponsor and the 7,666,667 APAC Public Warrants. Each whole warrant entitles the holder thereof to purchase one APAC Class A Ordinary Share and, following the Domestication, will entitle the holder thereof to purchase one share of New OmniAb Common Stock. Therefore, as of the date of this proxy statement/prospectus/information statement (without giving effect to the Business Combination), the APAC fully diluted share capital is 44,650,000. It is anticipated that, following the Business Combination, (1) APAC’s public shareholders are expected to own approximately 18.0% (assuming the no redemption scenario) or 0% (assuming the maximum redemption scenario) of the outstanding shares of New OmniAb Common Stock, (2) OmniAb stockholders (without taking into account any public shares held by OmniAb stockholders prior to the consummation of the Business Combination) are expected to own approximately 76.3% (assuming the no redemption scenario) or 85.0% (assuming the maximum redemption scenario) of the outstanding shares of New OmniAb Common Stock and (3) the Sponsor and related parties are expected to collectively own approximately 5.7% (assuming the no redemption scenario) or 15.0% (assuming the maximum redemption scenario) of the outstanding shares of New OmniAb Common Stock. These percentages reflect the assumptions set forth in the definitions of the “no redemption scenario” and “maximum redemption scenario.” If the actual facts are different from the no redemption scenario, the percentage ownership of New OmniAb held by such constituencies will be different.

The following table illustrates varying ownership levels in New OmniAb immediately following the consummation of the Business Combination based on the no redemption scenario, the 50% redemption scenario and the maximum redemption scenario. Please see “Risk Factors — Risks Related to Redemption” for additional information.

	Share Ownership in New OmniAb
	No Redemption Scenario		50% Redemption Scenario(1)		Maximum Redemption Scenario(2)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
APAC’s public shareholders	23,000,000	18%	11,500,000	9.9%	—	0.0%
Sponsor and related parties(3)(4)(6)	7,250,000	5.7%	7,250,000	6.2%	17,250,000	15.0%
OmniAb (Ligand) stockholders (5)(6)	97,431,885	76.3%	97,431,885	83.9%	97,431,885	85.0%
Total(7)(8)	127,681,885	100.0%	116,181,885	100.0%	114,681,885	100.0%
(1)	Assumes redemptions of 11,500,000 APAC Class A Ordinary Shares in connection with the Business Combination.
(2)	Assumes redemptions of 23,000,000 APAC Class A Ordinary Shares in connection with the Business Combination.
(3)	Includes 5,750,000 Class B Ordinary Shares that will be converted in New OmniAb Common Stock. The Sponsor Earnout Shares were included in the pro forma capitalization as, during the Earnout Period, holders of the Sponsor Earnout Shares are entitled to vote such Sponsor Earnout Shares and receive dividends and other distribution in respect thereof, pursuant to the Sponsor Insider Agreement.
(4)	Pursuant to the A&R FPA, includes 1,500,000 shares of New OmniAb Common Stock purchased by the Sponsor in the Forward Purchase in the no redemption and maximum redemption scenarios and 10,000,000 New OmniAb Common Stock purchased by the Sponsor in the Redemption Backstop in the maximum redemption scenario.
(5)	Includes 15,000,000 OmniAb Earnout Shares as, during the Earnout Period, OmniAb Earnout Shares are entitled to exercise the voting rights carried by such Earnout Shares and receive any dividends or other distributions in respect of such OmniAb Earnout Shares.
(6)	The table below sets forth the share ownership in New OmniAb assuming that the Sponsor Earnout Shares and the OmniAb Earnout Shares are forfeited according to their terms:

	Share Ownership in New OmniAb
	No Redemption Scenario		50% Redemption Scenario		Maximum Redemption Scenario
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
APAC’s public shareholders	23,000,000	20.8%	11,500,000	11.6%	—	0.0%
Sponsor and related parties	5,333,333	4.8%	5,333,333	5.4%	16,052,083	16.3%
OmniAb (Ligand) stockholders	82,431,885	74.4%	82,431,885	83.0%	82,431,885	83.7%
Total	110,765,218	100.0%	99,265,218	100.0%	98,483,968	100.0%
(7)	The table excludes the following:
●	10,636,952 unexercised OmniAb stock options;
●	793,628 OmniAb RSUs and OmniAb PSUs;
●	7,666,667 unexercised APAC Public Warrants;
●	8,233,333 unexercised APAC Private Placement Warrants;
●	1,666,667 unexercised APAC Warrants issued in the Forward Purchase; and
●	1,666,667 unexercised APAC Warrants issued in the Backstop Redemption in the maximum redemption scenario.

(8)	If all of the Sponsor’s APAC Warrants are exercised, which include the 8,233,333 APAC Private Placement Warrants, the 1,666,667 APAC Warrants issued in the Forward Purchase and the 1,666,667 APAC Warrants issued in the Backstop Redemption in the maximum redemption scenario, Sponsor would own: (1) approximately 12.5% of the shares of New OmniAb in the no redemption scenario, (2) approximately 13.6% of the shares of New OmniAb in the 50% redemption scenario or (3) approximately 22.8% of the shares of New OmniAb in the maximum redemptions scenario.

The following table illustrates the effective deferred underwriting commission on a percentage basis for public shares at each redemption level identified below.

	No	50%	Maximum
(in thousands, except share amounts)	Redemptions	Redemption	Redemption
Unredeemed public shares	23,000,000	11,500,000	—
Trust proceeds to New OmniAb	$235,750	$117,875	$—
Deferred underwriting commission	$8,050	$8,050	$8,050
Effective deferred underwriting fee (%)	3.41%	6.83%	—%
Effective deferred underwriting fee per share	$0.35	$0.70	$—

Summary of the Merger Agreement

The summary of the material provisions of the Merger Agreement set forth below and elsewhere in this proxy statement/prospectus/information statement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus/information statement as Annex A, and which is incorporated by reference in this proxy statement/prospectus/information statement. All shareholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Business Combination.

Closing of the Transactions

The Closing is expected to take place three business days following the satisfaction or waiver of the conditions described below under the subsection entitled “—Conditions to Closing,” unless APAC, Ligand and OmniAb agree in writing to another time or unless the Merger Agreement is terminated. The Business Combination is expected to be consummated promptly after the approval of APAC’s public shareholders at the extraordinary general meeting of such shareholders described in this proxy statement/prospectus/information statement.

Merger Consideration

The Merger Agreement provides that, at the Effective Time, each outstanding share of OmniAb Common Stock (other than Treasury Shares), will be cancelled in exchange for the right to receive (i) a number of shares of New OmniAb Common Stock equal to the Base Exchange Ratio, and (ii) a number of OmniAb Earnout Shares equal to the Earnout Exchange Ratio.

In addition, all (i) OmniAb Options, (ii) OmniAb RSUs and (iii) OmniAb PSUs, in each case, that are outstanding as of immediately prior to the Effective Time, will be converted into such number of (a) New OmniAb Options, (b) New OmniAb RSUs and (c) New OmniAb PSUs, respectively, in each case, equal to (1) the number of shares of OmniAb Common Stock underlying such OmniAb Equity Awards immediately prior to the Effective Time multiplied by (2) the Base Exchange Ratio. Each holder of an OmniAb Option, OmniAb RSU and/or OmniAb PSU will also receive a number of OmniAb Earnout Shares equal to the number of shares of OmniAb Common Stock underlying such OmniAb Options, OmniAb RSUs and/or OmniAb PSUs, as applicable, multiplied by the Earnout Exchange Ratio, and the exercise price of each outstanding New OmniAb Option will be equal to the exercise price of the pre-conversion OmniAb Option divided by the Base Exchange Ratio.

Effective Time

The Merger Agreement provides that the Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as the parties may specify in such certificate of merger.

Representations and Warranties

The Merger Agreement contains representations and warranties of Ligand relating, among other things, to:

1.	corporate organization;
2.	the authorization and enforceability of the Merger Agreement and Transaction Documents;
3.	government consents;
4.	no conflict;
5.	litigation and proceedings;
6.	brokers’ fees;
7.	internal controls; and
8.	equity awards.

The Merger Agreement contains representations and warranties by Ligand in respect of the OmniAb Business relating, among other things, to:

1.	corporate organization;
2.	the authorization and enforceability of the Merger Agreement and Transaction Documents;
3.	capitalization;
4.	subsidiaries;
5.	capitalization of subsidiaries;
6.	governmental consents;
7.	no conflict;
8.	sufficiency of assets;
9.	financial statements;
10.	no undisclosed liabilities;
11.	litigation and proceedings;
12.	real property;
13.	tax matters;
14.	absence of changes;
15.	material contracts;
16.	labor relations;

17.	compliance with law, permits;
18.	benefit plans;
19.	intellectual property;
20.	environmental matters;
21.	affiliate matters;
22.	brokers’ fees;
23.	proxy statement, registration statement;
24.	board and shareholder approval;
25.	Ligand capital stock;
26.	Healthcare regulatory matters;
27.	Data privacy;
28.	anti-bribery, anti-corruption and anti-money laundering;
29.	sanctions, import, and export controls; and
30.	no other representations and warranties.

The Merger Agreement contains representations and warranties of APAC and Merger Sub relating, among other things, to:

1.	corporate organization;
2.	the authorization and enforceability of the Merger Agreement and Transaction Documents;
3.	capital stock and other matters;
4.	governmental consents;
5.	no conflict;
6.	internal controls, listing, financial statements;
7.	no undisclosed liabilities;
8.	litigation and proceedings;
9.	tax matters;
10.	absence of changes;
11.	brokers’ fees
12.	proxy statement, registration statements;

13.	SEC filings;
14.	trust account;
15.	Investment Company Act, JOBS Act;
16.	indebtedness;
17.	stock market quotation;
18.	business activities;
19.	section 280G; and
20.	no other representations and warranties.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of APAC, Ligand and OmniAb are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

APAC Material Adverse Effect

Pursuant to the Merger Agreement, a material adverse effect with respect to APAC (“APAC Material Adverse Effect”) means any change, event, development, condition, occurrence or effect that (a) has, or would reasonably be expected to have, individually or in the aggregate with any other change, event, development, condition, occurrence or effect, a material adverse effect on the business or financial condition of APAC or Merger Sub, taken as a whole, or (b) has, or would reasonably be expected to, individually or in the aggregate, materially impair or materially delay the ability of APAC to perform its obligations under the Merger Agreement or under the Separation Agreement, or to consummate the Transactions, including the Merger and the Separation, or prevent it from performing such obligations or consummating the Transactions.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an APAC Material Adverse Effect:

(i)	any changes resulting from general market, economic, financial, capital markets or regulatory conditions;
(ii)	any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates;
(iii)	any changes in applicable law or GAAP (or, in each case, authoritative interpretations thereof);
(iv)	any changes resulting from any natural disaster, including any hurricane, storm, flood, tornado, volcanic eruption, earthquake, other weather-related events, or other comparable events, or any worsening thereof;
(v)	any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest;
(vi)	any changes generally affecting the industries in which APAC conducts its businesses;
(vii)	any changes directly resulting from the execution of the Merger Agreement or the Transaction Documents or the announcement or the pendency of the Merger or the Transactions, including actions of suppliers, landlords, distributors, partners or governmental authorities and any loss of employees, relationships or customers resulting from the transactions contemplated by the Merger Agreement (provided, that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of the Merger Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation);
(viii)	any changes resulting from any action required to be taken by the terms of the Merger Agreement or at the request or direction of Ligand;
(ix)	the failure to meet any internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition);
(x)	any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any COVID-19 Measures or any change in COVID-19 Measures following the date hereof); or
(xi)	elections to redeem APAC Class A Ordinary Shares in connection with APAC’s extraordinary general meeting as required by APAC’s governing documents.

The incremental disproportionate impact of any event referred to in clauses (i), (ii), (iii), (iv), (v), (vi) and (x), above may be taken into account in determining if an APAC Material Adverse Effect has occurred to the extent such event disproportionately impacts APAC or Merger Sub, taken as a whole, as compared to other participants in similar industries to the industries in which APAC operates.

OmniAb Material Adverse Effect

Pursuant to the Merger Agreement, a material adverse effect with respect to OmniAb (“OmniAb Material Adverse Effect”) means any change, event, development, condition, occurrence or effect that (a) has, or would reasonably be expected to have, individually or in the aggregate with any other change, event, development, condition, occurrence or effect, a material adverse effect on the business, financial condition or results of operations of the OmniAb Business, taken as a whole or (b) has, or would reasonably be expected to, individually or in the aggregate, materially impair or materially delay the ability of OmniAb to perform its obligations under the Merger Agreement or under the Separation Agreement, or to consummate the Transactions, including the Merger and the Separation, or prevent it from performing such obligations or consummating the Transactions.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an OmniAb Material Adverse Effect:

(i)	any changes resulting from general market, economic, financial, capital markets or regulatory conditions;
(ii)	any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates;
(iii)	any changes in applicable law or GAAP (or, in each case, authoritative interpretations thereof);
(iv)	any changes resulting from any natural disaster, including any hurricane, storm, flood, tornado, volcanic eruption, earthquake, other weather-related events, or other comparable events, or any worsening thereof;
(v)	any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest;
(vi)	any changes generally affecting the industries in which the OmniAb entities conduct their businesses;
(vii)	any changes directly resulting from the execution of the Merger Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including actions of suppliers, landlords, distributors, partners or governmental authorities and any loss of employees, relationships or customers resulting from the transactions contemplated by the Merger Agreement (provided, that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of the Merger Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation);

(viii)	any changes resulting from any action required to be taken by the terms of the Merger Agreement (other than the first sentence of Section 7.2 therein) or at the request or direction of APAC or Merger Sub;
(ix)	the failure to meet any internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition); or
(x)	any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any COVID-19 Measures or any change in COVID-19 Measures following the date hereof).

The incremental disproportionate impact of any event referred to in clauses (i), (ii), (iii), (iv), (v), (vi) and (x), above may be taken into account in determining if an OmniAb Material Adverse Effect has occurred to the extent such event disproportionately impacts the OmniAb entities or the OmniAb Business, taken as a whole, as compared to other participants in similar industries to the industries in which the OmniAb Business operates.

Covenants

Each of the parties to the Merger Agreement have agreed to use reasonable best efforts to obtain required consents and approvals from any governmental authority or commercially reasonable efforts in the case of consents from third parties. Each of the parties to the Merger Agreement have also agreed to (a) cooperate and use their respective commercially reasonable efforts to take or cause to be taken such other actions as may be necessary to consummate the Business Combination as promptly as practicable, and (b) use commercially reasonable efforts to take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of the other party or otherwise to comply with the Merger Agreement and to consummate the Business Combination as soon as practicable.

Prior to the Closing, each of OmniAb and Ligand have agreed to, and agreed to cause their respective subsidiaries to, operate the OmniAb Business in the ordinary course of business in all material respects, including recent past practice in light of the current COVID-19 pandemic. APAC has agreed to, and agreed to cause its subsidiaries to, operate its business in the ordinary course of business.

Each of OmniAb and Ligand have agreed that, unless otherwise required or permitted under the Merger Agreement, required by law or in connection with certain pre-Closing restructuring transactions contemplated to be entered into by OmniAb and Ligand prior to the Closing and subject to certain disclosed exceptions, neither OmniAb nor its subsidiaries will take, among others, the following actions during the interim period between signing of the Merger Agreement and Closing without the prior written consent of APAC (which consent will not be unreasonably conditioned, withheld, delayed or denied):

●	amend, modify, restate, waive, rescind or otherwise change the governing documents of any of OmniAb and OmniAb’s subsidiaries, other than an amendment to the certificate of incorporation of OmniAb to increase the number of authorized or outstanding shares of OmniAb’s common stock in connection with the distribution in accordance with the Merger Agreement and the Transaction Documents;
●	other than as required for the Distribution, (i) declare, set aside or pay any dividends on or make other distributions in respect of any of the interests of any of OmniAb or OmniAb’s subsidiaries (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of interests of any of OmniAb or OmniAb’s subsidiaries that is wholly-owned directly or indirectly by OmniAb, (ii) split, combine, subdivide, reduce, or reclassify any of the interests of any of OmniAb or OmniAb’s subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, interests of OmniAb or OmniAb’s subsidiaries or (iii) redeem, repurchase or otherwise acquire, or permit any subsidiary to redeem, repurchase or otherwise acquire, any interests (including any securities convertible or exchangeable into such interests) (except for the acquisition by Ligand or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of Ligand or its subsidiaries in connection with the forfeiture of any Ligand equity awards, in each case, in accordance with their respective terms as in effect as of the date of the Merger Agreement);
●	other than as contemplated by the Distribution, issue, sell, pledge, dispose of, grant, transfer or encumber, any shares of capital stock of, any other interests in, or any of OmniAb’s voting debt of, any of OmniAb or OmniAb’s subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other interests in any of OmniAb or OmniAb’s subsidiaries, or any options, warrants, stock units, or other rights of any kind to acquire any shares of capital stock or other interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, in each case, of OmniAb or OmniAb’s subsidiaries, other than (i) the issuance by OmniAb or any of OmniAb’s subsidiaries that is a wholly-owned subsidiary of OmniAb of its capital stock or other interests to OmniAb or another wholly-owned subsidiary of OmniAb or (ii) the issuance of capital stock or other interests upon the exercise, vesting or settlement of Ligand equity awards outstanding as of the date of the Merger Agreement and, in each case, in accordance with their respective terms as in effect as of the date of the Merger Agreement;
●	sell, assign, transfer, convey, lease, license, abandon, mortgage, pledge or permit any lien on (other than a permitted lien) or otherwise dispose of any of OmniAb’s assets (excluding intellectual property);
●	(i) purchase, sell, license, sublicense, lease, pledge, covenant not to assert, assign, transfer, abandon, cancel, let lapse or expire, or otherwise dispose, transfer or grant any other rights in or with respect to any intellectual property (other than with respect to (A) immaterial or obsolete OmniAb owned intellectual property or (B) the grant of non-exclusive licenses of OmniAb owned intellectual property in the ordinary course of business consistent with past practice); or (ii) disclose any material trade secrets of the OmniAb Business to any other person (other than in the ordinary course of business consistent with past practice to a person bound by adequate and enforceable use restrictions and confidentiality obligations with respect to such trade secrets);
●	receive, collect, use, store, process, share, safeguard, secure (technically, physically or administratively), dispose of, destroy, disclose, or transfer (including cross-border) any personal information (or fail to do any of the foregoing, as applicable) in material violation of any privacy requirements;
●	merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of OmniAb or OmniAb’s subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of OmniAb or OmniAb’s subsidiaries;
●	acquire (including by merger, consolidation, or acquisition of shares or assets), lease or license, (i) any interest in any person or (ii) any assets of any person that would be an asset of OmniAb or OmniAb’s subsidiaries at the Effective Time, other than, in the case of clause (ii), (A) in the ordinary course of business with respect to assets having a value not exceeding $2,000,000, individually, or $4,000,000, in the aggregate, the purchase price for which will be paid by Ligand or any of its subsidiaries prior to the distribution date;
●	repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person for borrowed money other than in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $500,000;
●	make any material loans, material capital contributions or material investments in, or advances of money to, in each case, in excess of $2,000,000 individually or $4,000,000 in the aggregate, to any person (other than OmniAb or OmniAb’s subsidiaries), in each case, except for (i) advances to employees or officers of any of OmniAb or OmniAb’s subsidiaries for expenses incurred in the ordinary course of the OmniAb Business consistent with past practice and in accordance with Ligand’s and its subsidiaries’ policies in respect thereof or (ii) extended payment terms for customers in the ordinary course of the OmniAb Business consistent with past practice;
●	(A) amend or modify in any material respect, terminate (excluding any expiration in accordance with its terms), or waive any material right, benefit or remedy under, any OmniAb material contract or (B) enter into any contract that if entered into prior to the date hereof would be an OmniAb material contract;

●	except as contemplated by the Transaction Documents, as required by applicable law or as required by any existing Ligand benefit plan, or in the ordinary course of business consistent with past practice, (i) adopt, enter into, amend or alter in any respect or terminate any Ligand benefit plan in respect of any OmniAb trade secret (other than the grant of equity awards in the ordinary course of business consistent with past practice), or any OmniAb benefit plan, (ii) grant or agree to grant any material increase in the wages, salary, bonus or other compensation, remuneration or benefits of any OmniAb service provider, or that would result in any material liability to any of OmniAb or OmniAb’s subsidiaries, (iii) grant or provide any change-in-control, severance, termination, retention or similar payments or benefits to any OmniAb service provider, or that would result in any material liability to any of OmniAb or OmniAb’s subsidiaries, (iv) hire or engage, or make an offer to hire or engage, any officer, employee, service provider or individual independent contractor of any of OmniAb or OmniAb’s subsidiaries whose annual base pay exceeds $250,000, or (v) terminate (without cause) the employment of any OmniAb Employee or engagement of any OmniAb Independent contractor whose annual base pay or retainer exceeds $250,000;
●	except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices of any of OmniAb or OmniAb’s subsidiaries or with respect to the OmniAb Business;
●	waive, release, settle, compromise or otherwise resolve any action, litigation or other proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $375,000 in the aggregate;
●	(i) make, change or revoke any material tax election in respect of the OmniAb Business that would bind any of OmniAb or OmniAb’s subsidiaries for periods following the Effective Time (other than an election reasonably required in connection with the separation) or (ii) settle or compromise any material tax liability for which any of OmniAb or OmniAb’s subsidiaries would be responsible under any Transaction Documents;
●	make or commit to make any capital expenditures, on an annualized basis, in the aggregate, in excess of $2,000,000, in the aggregate;
●	enter into any collective bargaining agreement or other similar contract with a labor union, works’ council, employee representative body or labor organization that would constitute an OmniAb collective bargaining agreement or in respect of which APAC or its subsidiaries will have any liability or obligations following the Effective Time, or amend or modify any of OmniAb’s collective bargaining agreement;
●	disclose or agree to disclose to any person (other than APAC or any of its representatives) any material trade secret or any other material confidential or proprietary information, know-how or process of Ligand or any of its subsidiaries, in each case other than in the ordinary course of business consistent with past practice and pursuant to customary contractual obligations or fiduciary or professional duty to maintain the confidentiality thereof;
●	terminate without replacement or fail to use reasonable efforts to maintain any license or permit that is material to the conduct of the business of Ligand and its subsidiaries, taken as a whole;
●	waive the restrictive covenant obligations of any current officer of Ligand or any of OmniAb or OmniAb’s subsidiaries;
●	(i) limit the right of Ligand or any of OmniAb or OmniAb’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of Ligand or any of OmniAb or OmniAb’s subsidiaries, taken as a whole;
●	terminate without replacement or amend in a manner materially detrimental to Ligand and its subsidiaries, taken as a whole, any insurance policy insuring the business of Ligand or any of OmniAb or OmniAb’s subsidiaries; or
●	authorize or enter into any contract to do any of the foregoing or otherwise agree or make any commitment to do any of the foregoing.

APAC has agreed that, unless otherwise required or permitted under the Merger Agreement, and subject to certain disclosed exceptions, neither APAC nor its subsidiaries will take the following actions during the interim period between signing of the Merger Agreement and Closing, among others, without the prior written consent of OmniAb and Ligand (which consent will not be unreasonably conditioned, withheld, delayed or denied):

●	seek any approval from APAC’s shareholders to amend, modify, restate, waive, rescind or otherwise change the trust agreement or the governing documents of APAC or Merger Sub (other than as contemplated by the transaction proposals);
●	(i) make or declare any dividend or distribution to APAC’s shareholders or make any other distributions in respect of any of APAC’s equity interests or Merger Sub capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of APAC’s equity interests or Merger Sub capital stock or equity interests, or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of APAC or Merger Sub, other than a redemption of shares of New OmniAb Class A Common Stock made as part of the redemptions;
●	make, change or revoke any material tax election or (ii) settle or compromise any material tax liability;
●	enter into, renew or amend in any material respect, any transaction or contract with an Affiliate of APAC or Merger Sub (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
●	incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Ligand or any of Ligand’s subsidiaries or guaranty any debt securities of another person, other than any indebtedness (x) for borrowed money or guarantee from its affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of APAC in due course on a non-interest basis and otherwise with arm’s-length terms and conditions and repayable at the Closing, and in any event in an aggregate amount not to exceed $100,000 (or, in the case of working capital loans, up to $150,000), or (y) incurred between APAC and Merger Sub;
●	(i) issue any APAC securities or securities exercisable for or convertible into APAC securities, other than issuances contemplated by the transactions, (ii) grant any options, warrants or other equity-based awards with respect to APAC securities not outstanding on the date hereof or (iii) amend, modify or waive any of the material terms or rights set forth in any APAC Warrant or the warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein; or
●	enter into any agreement to do any action prohibited by the foregoing.

Securities Law Filings

APAC, Ligand and OmniAb agreed to jointly prepare and APAC agreed to file with the SEC, the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part (the “S-4”) relating to the transactions contemplated by the Merger Agreement. APAC, Ligand and OmniAb agreed to jointly prepare and Ligand agreed to file with the SEC, the information statement on Form 10 that forms a part of this proxy statement/prospectus/information statement (the “Form 10”) relating to the transactions contemplated by the Merger Agreement. Each of APAC, Ligand and OmniAb agreed to use their reasonable best efforts to: (i) cause the S-4 and Form 10 to comply in all material respects with the applicable U.S. federal securities laws; (ii) have the S-4 and Form 10 declared effective as promptly as practicable after it is filed with the SEC; (iii) keep the S-4 and Form 10 effective as long as is necessary to consummate the Business Combination; (iv) cooperate and provide one another with a reasonable opportunity to review any amendment or supplement to the S-4 and Form 10; and (v) promptly notify the other of, cooperate with each other with respect to any response to, and respond promptly to any comments of the SEC or its staff on the S-4 and Form 10.

Antitrust Approvals

Promptly, and in any event within ten business days, following the execution of the Merger Agreement, APAC and Ligand are each required to make all pre-merger notification filings required under the HSR Act. The parties submitted filings required under the HSR Act in connection with the transactions contemplated by the Merger Agreement on April 6, 2022.

Modification in Recommendation

The Merger Agreement provides that the APAC Board will not withdraw, amend, qualify or modify its recommendation to APAC’s shareholders that they vote in favor of the Condition Precedent Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to APAC’s shareholders, a “Modification in Recommendation”); provided, that the APAC Board may make a Modification in Recommendation if it determines in good faith, after consultation with its outside legal counsel, in response to an Intervening Event (as defined below), that a failure to make a Modification in Recommendation would be inconsistent with its fiduciary obligations to APAC’s shareholders under applicable law; provided, further, that: (i) APAC shall have delivered written notice to Ligand of its intention to make a Modification in Recommendation at least five business days prior to the taking of such action by APAC, (ii) during such period and prior to making a Modification in Recommendation, if requested by Ligand, APAC shall have negotiated in good faith with Ligand regarding any revisions or adjustments proposed by Ligand to the terms and conditions of the Merger Agreement as would enable the APAC Board to reaffirm its recommendation and not make such Modification in Recommendation and (iii) if Ligand requested negotiations in accordance with clause (ii), APAC may make a Modification in Recommendation only if the APAC Board, after considering in good faith any revisions or adjustments to the terms and conditions of the Merger Agreement that Ligand shall have, prior to the expiration of the five business day period, offered in writing to APAC, continues to determine in good faith that failure to make a Modification in Recommendation would be inconsistent with its fiduciary duties to APAC’s shareholders under applicable law. To the fullest extent permitted by applicable law, APAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the extraordinary general meeting shall not be affected by any Modification in Recommendation, and APAC has agreed to establish a record date for, duly call, give notice of, convene and hold the extraordinary general meeting and submit for approval the Condition Precedent Proposals irrespective of whether a Modification in Recommendation has occurred. As used in this section, “Intervening Event” means any change, event, development, condition, occurrence or effect that (i) was not known to or reasonably foreseeable by the APAC Board as of the date of the Merger Agreement and (ii) does not relate to (A) any business combination (other than the Merger or the other transactions contemplated by the Merger Agreement) or (B) clearance of the Business Combination by any governmental authority; provided, that (1) any change in the price or trading volume of APAC Class A Ordinary Shares shall not be taken into account for purposes of determining whether an Intervening Event has occurred and (2) Ligand’s, OmniAb’s or any of their respective subsidiaries’ meeting, failing to meet or exceeding projections (in and of itself, but not the underlying causes thereof) shall not be taken into account for purposes of determining whether an Intervening Event has occurred.

Exclusivity

The Merger Agreement provides that Ligand shall immediately cease, and shall cause its subsidiaries and shall use reasonable best efforts to cause its representatives to immediately cease, any discussions or negotiations with any person (other than APAC or its affiliates) that may be ongoing with respect to an OmniAb Proposal (as defined below), or any inquiry, proposal or offer that would reasonably be expected to lead to an OmniAb Proposal, and shall promptly request that each person that has been provided with any confidential information in connection with any OmniAb Proposal prior to the date of the Merger Agreement promptly return or destroy such information, including promptly terminating any access by any person to any physical or electronic data room relating to any OmniAb Proposal. From the date of the Merger Agreement until the earlier to occur of (a) the termination of the Merger Agreement pursuant to its terms and (b) the Effective Time, Ligand shall not, and shall cause its subsidiaries and shall use reasonable best efforts to cause its representatives not to: (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information that has not been previously publicly disseminated) any proposal from or on behalf of a third party relating to, directly or indirectly, any acquisition (whether by merger, purchase of Interests, purchase of assets or otherwise), exclusive license, joint venture, partnership, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of Ligand and its subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of the OmniAb Business (taken as a whole) (any of the foregoing, an “OmniAb Proposal”), or any inquiry, proposal or offer which would reasonably be expected to lead to an OmniAb Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information relating to the OmniAb Business, any OmniAb Assets or OmniAb or any of its subsidiaries in connection with, any OmniAb Proposal or any inquiry, proposal, effort or attempt related to or that would reasonably be expected to lead to, an OmniAb Proposal, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any OmniAb

Proposal or (iv) approve or authorize, or cause or permit Ligand or any of its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any OmniAb Proposal; provided, that the foregoing shall limit Ligand’s ability to pursue or engage in any transaction relating to substantially all of the business of Ligand and its subsidiaries, taken as a whole (as opposed to solely the OmniAb Business), so long as such transaction would not prevent or materially impair or materially delay Ligand’s ability to comply with its obligations under the Merger Agreement and under the Separation Agreement or to consummate the transactions contemplated thereby; provided, further, that the foregoing shall not affect any of the obligations of Ligand and OmniAb or its subsidiaries under the Merger Agreement or any other Transaction Document (as defined therein).

The Merger Agreement provides that, at any time prior to the earlier of (i) 180 days after the date thereof or (ii) the S-4 being declared effective by the SEC, Ligand may: (x) furnish information in response to a request therefor (including nonpublic information regarding Ligand or any of its subsidiaries) to any person or its representatives who makes an unsolicited proposal to acquire all or at least seventy-five percent (75%) of the voting securities of Ligand or at least seventy-five (75%) of the assets of Ligand and its subsidiaries, taken as a whole, that is conditioned on the termination of the Merger Agreement (any such proposal, a “Ligand Acquisition Proposal”), in each case, provided, that prior to furnishing any such information, the person making such Ligand Acquisition Proposal enters into a confidentiality agreement with Ligand at least as restrictive as the existing confidentiality agreement between OmniAb and APAC; and (y) engage or participate in any discussions or negotiations with any person regarding such Ligand Acquisition Proposal. Ligand also agreed to promptly (and, in any event, within two business days) give notice to APAC if any Ligand Acquisition Proposal is received by Ligand, setting forth in such notice the material terms and conditions of any such proposals or offers.

The Merger Agreement provides that, at any time prior to the earlier of (i) 180 days after the date of the Merger Agreement or (ii) the S-4 being declared effective by the SEC, Ligand may elect to terminate the Merger Agreement, pursuant to and subject to the terms of Section 9.1(i) and Section 9.3 thereof, in order to enter into a definitive agreement with respect to a Ligand Acquisition Proposal; provided, that, prior to entering into any such definitive agreement with respect to a Ligand Acquisition Proposal, (x) Ligand must have delivered notice to APAC of its intention to enter into such definitive agreement at least five business days prior to the taking of such action by Ligand and (y) during such five-business day period, and prior to entering into such definitive agreement, if requested by APAC, Ligand shall negotiate in good faith with APAC regarding any revisions or adjustments proposed by APAC to the terms and conditions of the Merger Agreement.

The Merger Agreement further provides that APAC shall immediately cease and shall use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than the Ligand or its affiliates) that may be ongoing with respect to an APAC Proposal (as defined below), or any inquiry, proposal or offer that would reasonably be expected to lead to an APAC Proposal. From the date of the Merger Agreement until the earlier to occur of (i) the termination of the Merger Agreement pursuant to Article IX therein and (ii) the Effective Time, APAC shall not and shall use reasonable best efforts to cause its Representatives not to: (w) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information that has not been previously publicly disseminated) any proposal from or on behalf of a third party relating to, directly or indirectly, any merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving APAC (any of the foregoing, an “APAC Proposal”), or any inquiry, proposal or offer which would reasonably be expected to lead to an APAC Proposal, (x) engage in any discussions or negotiations regarding, or exchange with any person any nonpublic information in connection with, any APAC Proposal or any inquiry, proposal, effort or attempt related to or that would reasonably be expected to lead to, an APAC Proposal, (y) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any APAC Proposal or (z) approve or authorize, or cause or permit APAC to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any APAC Proposal.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

●	the intended tax treatment of the transactions contemplated by the Merger Agreement;
●	Ligand and APAC providing each other with reasonable access to the properties, books and records and appropriate senior-level officers and employees of each respective party and their subsidiaries, and furnishing such other party and its representatives with their accounting (including accountants’ work papers), financial and operating data and other information concerning their affairs, in each case, as such party and its representatives may reasonably request for the purposes of furthering the transactions or for purposes of preparing for the operation of APAC and the surviving corporation post-closing;
●	confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby;
●	procedures and obligations of each party in connection with litigation relating to the Merger Agreement;
●	APAC, OmniAb and Ligand taking all steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of OmniAb Common Stock (including derivative securities with respect to OmniAb Common Stock) or acquisitions of New OmniAb Common Stock resulting from the transactions, including the Distribution, directly or indirectly, by each individual, if any, who is subject to Section 16(a) of the Exchange Act with respect to APAC or OmniAb, as applicable, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff;
●	OmniAb taking all actions necessary to authorize the issuance of a number of, or stock split of, shares of OmniAb Common Stock such that the total number of shares of OmniAb Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Ligand Common Stock entitled to receive the Distribution outstanding immediately prior to the Effective Time in accordance with the terms of the Separation Agreement;
●	APAC’s Domestication;
●	APAC using its reasonable best efforts to maintain the listing of the APAC Class A Ordinary Shares on NASDAQ, and, if required, preparing and submitting to NASDAQ a listing application for the New OmniAb Stock issuable in the Merger and the Domestication; and
●	certain financial reporting requirements of Ligand to APAC.

Survival of Representations and Warranties; Indemnification

The representations, warranties, agreements and covenants in the Merger Agreement terminate at the Effective Time, except for the covenants and agreements which by their terms expressly apply in whole or in part after such time (and only with respect to breaches occurring after the Closing), covenants and agreements relevant to the conversion of securities and allocation of aggregate consideration and the representations and warranties of the parties thereto regarding exclusivity of representations and warranties.

Conditions to Closing

General Conditions

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal as described in this proxy statement/prospectus/information statement.

In addition, the consummation of the Business Combination is conditioned upon, among other things, the following mutual conditions to closing, any one (1) or more of which may be waived in writing by the Companies, among other things:

●	(i) the waiting period (or any extension thereof) under the HSR Act with respect to the Merger shall have expired or been terminated pursuant to the HSR Act; (ii) all other requisite regulatory approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods (and any extensions thereof) in respect thereof shall have expired or been terminated; and (iii) there shall not be in effect any voluntary agreement between the APAC or Ligand and any governmental authority pursuant to which APAC or Ligand has agreed not to consummate the transactions for any period of time;

●	the Separation and the Distribution and the other transactions contemplated by the Separation Agreement shall have been consummated in accordance therewith;
●	(i) each of APAC’s and OmniAb’s respective registration statements shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and neither shall be the subject of any stop order by the SEC or actual or threatened proceedings by a government authority seeking such a stop order; and (ii) the applicable notice periods required by applicable stock exchange rules or securities laws in connection with the Distribution, if any, shall have expired;
●	no governmental authority of competent jurisdiction shall have enacted, issued or granted any Law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the Business Combination;
●	APAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and
●	the shares of New OmniAb Common Stock issuable pursuant to the transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance.

APAC and Merger Sub Conditions to Closing

The obligations of APAC and Merger Sub to consummate or cause to be consummated the Business Combination is subject to the satisfaction of the following additional conditions, any one (1) or more of which may be waived in writing by Ligand and OmniAb, among other things:

●	each of OmniAb and Ligand shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to the Effective Time;
●	the accuracy of all representations and warranties made by Ligand and OmniAb (subject to customary bring-down standards, including in most instances, OmniAb Material Adverse Effect);
●	no OmniAb Material Adverse Effect shall have occurred between the date of the Merger Agreement and the Closing that is continuing;
●	Ligand shall have delivered to APAC a certificate dated as of the Closing signed by an authorized officer of Ligand certifying that (i) the Separation and Distribution have been completed, (ii) the conditions relating to the bring-down of Ligand’s and OmniAb’s respective representations and warranties and compliance by Ligand and OmniAb with their respective covenants have been satisfied and (iii) there has been no OmniAb Material Adverse Effect since the date of the Merger Agreement that is continuing;
●	Ligand (or such other applicable subsidiary of Ligand) shall have executed and delivered each of the applicable transaction documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements to be performed thereunder by them prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect;
●	APAC shall have received an opinion of Weil, Gotshal & Manges LLP that the Merger will be treated as a reorganization under Section 368(a) of the Code and a copy of the tax opinions delivered to Ligand by Latham & Watkins LLP; and
●	Ligand shall have, or shall have caused OmniAb to have, delivered to APAC a FIRPTA certificate and related documents.

Ligand and OmniAb Conditions to Closing

The obligations of Ligand and OmniAb to consummate or cause to be consummated the Business Combination is subject to the satisfaction of the following additional conditions, any one (1) or more of which may be waived in writing by Ligand and OmniAb, among other things:

●	APAC and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to the Effective Time;
●	the accuracy of all representations and warranties made by APAC and Merger Sub (subject to customary bring-down standards, including in most instances, APAC Material Adverse Effect);
●	APAC shall have delivered to Ligand a certificate dated as of the Closing signed by an authorized officer of APAC certifying that (i) APAC shall have at least $5,000,001 of net tangible assets as of the Closing and (ii) that the conditions relating to the bring-down of APAC’s and Merger Sub’s respective representations and warranties and compliance by APAC and Merger Sub with their respective covenants have been satisfied;
●	APAC and Merger Sub shall have executed and delivered the applicable transaction documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements thereunder required to be performed by them prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect;
●	the Domestication shall have been completed and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to Ligand;
●	the Forward Purchase and the Redemption Backstop shall have been consummated in accordance with the terms of the A&R FPA;
●	other than those Persons identified as continuing as directors of the combined company, all members of the APAC Board and all executive officers of APAC shall have executed and delivered written resignations effective as of the Effective Time; and
●	Ligand shall have received (1) an opinion of Latham & Watkins LLP, that the Distribution, together with certain related transactions, will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(D) and 355(a) of the Code and that the Merger will not cause Section 355(e) of the Code to apply to the Distribution, (2) an opinion of Latham & Watkins LLP that the Merger will be treated as a reorganization under Section 368(a) of the Code and (3) a copy of the tax opinion delivered to APAC by Weil, Gotshal & Manges LLP.

Waiver

Any party of the Merger Agreement may, at any time prior to the Closing of the Merger Agreement, by action taken by its board of directors or equivalent governing body or authority, or officers thereunto duly authorized, waive any of the terms or conditions of the Merger Agreement by an agreement in writing executed in the same manner as the Merger Agreement.

Termination

The Merger Agreement may be terminated and the transactions abandoned, but not later than the Closing, as follows, provided that no party may terminate the Merger Agreement if its failure to fulfill any obligation thereunder has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date:

●	by mutual written agreement of Ligand and APAC;
●	by Ligand or APAC, if the Closing shall not have occurred on or prior to the date that is nine (9) months after the date of the Merger Agreement (“Outside Date”); provided, that this right to terminate the Merger Agreement shall not be available to any party whose action or failure to comply with its obligations under the Merger Agreement or any of the other transaction documents has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;
●	by Ligand or APAC, if any law shall have been promulgated, entered, enforced, enacted or issued and in effect or shall have been deemed to be applicable to the Merger or the other transactions, including the Separation and the Distribution, by any governmental authority of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Merger or the other transactions, and such law shall have become final and non-appealable; provided, that this right to terminate the Merger Agreement shall not be available to any party whose action or failure to perform any of its obligations under the Merger Agreement or any of the transaction documents is the primary cause of, or primarily resulted in, the enactment or issuance of any such law;
●	by APAC upon written notice to Ligand, in the event of a breach of any representation, warranty, covenant or agreement on the part of Ligand or OmniAb, such that the related bring-down conditions would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Ligand or OmniAb by the earlier of: (x) thirty (30) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that APAC shall not have this right to terminate the Merger Agreement if APAC or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement to the extent such breach or breaches would give rise to the failure of a condition to Closing;
●	by Ligand upon written notice to APAC, in the event of a breach of any representation, warranty, covenant or agreement contained in the Merger Agreement on the part of APAC or Merger Sub such that the related bring-down conditions would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by APAC by the earlier of: (x) thirty (30) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Ligand shall not have this right to terminate the Merger Agreement if Ligand or OmniAb is then in breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement to the extent such breach or breaches would give rise to the failure of a condition to Closing;
●	by Ligand or APAC, if APAC’s shareholder approval shall not have been obtained upon a vote taken thereon at APAC’s shareholders Meeting, duly convened therefor, or at any adjournment or postponement thereof; provided, that this right to terminate the Merger Agreement shall not be available to APAC if APAC’s actions or failure to perform any of its obligations under the Merger Agreement is the primary cause of, or primarily resulted in, the failure to obtain such approval;
●	by Ligand, if the APAC Board shall have effected a APAC adverse recommendation change prior to APAC’s shareholders meeting;
●	by Ligand, if all of the conditions to Closing have been met (other than those conditions that by their terms are to be satisfied at Closing) other than the condition that the Forward Purchase and the Redemption Backstop shall have been consummated in accordance with the terms of the A&R FPA; and
●	by Ligand, prior to the earlier of (i) 180 days after the date of the Merger Agreement or (ii) the S-4 being declared effective by the SEC, in order to accept a Ligand Acquisition Proposal and enter into, immediately following such termination, a binding and definitive written contract with respect to such Ligand Acquisition Proposal; provided, that (x) Ligand has materially complied with its covenants and agreements under the exclusivity provisions of the Merger Agreement, (y) Ligand pays the Termination Fee to APAC in accordance with Section 9.3(a) of the Merger Agreement and (z) Ligand pays the FPA termination fee to the Sponsor pursuant to the terms of the A&R Forward Purchase Agreement.

Termination Fees and Expenses Payable in Certain Circumstances

In the event that the Merger Agreement is terminated by Ligand in connection with its entering into a definitive agreement in respect of a Ligand Acquisition Proposal as described in the immediately preceding section, concurrently with such termination, Ligand shall be obligated to pay APAC a termination fee of (i) if terminated within 60 days of the date of the Merger Agreement, $40,000,000, (ii) if terminated between 61 and 120 days after the date of the Merger Agreement, $50,000,000, and (iii) if terminated between 121 and 180 days after the date of the Merger Agreement, $70,000,000 (each such amount, the “Termination Fee”), by wire transfer of immediately available funds to an account designated by APAC in writing, and, in addition to payment of the Termination

Fee, Ligand also shall pay the APAC Expenses (the “APAC Expenses Reimbursement”) by wire transfer of immediately available funds to an account designated by APAC in writing no later than two business days after the date on which APAC delivers to Ligand a written invoice for the APAC Expenses. As used in this subsection, “APAC Expenses” means the amount of all reasonable and documented out-of-pocket fees and expenses, but not to exceed $7,500,000, incurred or paid by APAC and its affiliates in connection with the Merger Agreement and the Business Combination, including fees and expenses of law firms, accounting firms, financial advisors, outside experts and consultants.

Effect of Termination

In the event of proper termination by APAC, Ligand or OmniAb, the Merger Agreement will become void and have no effect (other than with respect to certain surviving obligations specified in the Merger Agreement), without any liability on the part of any party or its respective affiliates, officers, directors, employees, shareholders or stockholders, other than liability of any party for any Willful Breach (as defined in the Merger Agreement) of the Merger Agreement by such party occurring prior to such termination.

Fees and Expenses

Except as otherwise provided in the Separation Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except for filing fees payable to any governmental authority in connection with any required approvals, which shall be borne equally by Ligand and APAC in the event the Merger Agreement is terminated in accordance with its terms prior to the Closing.

Amendments

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement. The approval of the Merger Agreement by the members or equityholders of any of the parties therein shall not restrict the ability of the board of directors (or other body or entity performing similar functions) of any of the parties to terminate the Merger Agreement or, subject to applicable law, including the DGCL, to cause such party to enter into an amendment to the Merger Agreement.

Governing Law; Consent to Jurisdiction

The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to the Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; provided that the Domestication shall be consummated pursuant to both the laws of the State of Delaware and Cayman Islands law. All legal actions and proceedings arising out of or relating to the Merger Agreement will be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such action or proceeding may be brought in any federal court located in the State of Delaware. The parties submit to the exclusive jurisdiction of the aforesaid courts and agree not to commence any such action or proceeding arising out of or relating to the Merger Agreement except in the courts described above in the State of Delaware. Notice as provided in the Merger Agreement will constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any such action or proceeding arising out of or relating to the Merger Agreement or the Business Combination, any claim (a) that it is not personally subject to the jurisdiction of the courts in Delaware as described in the Merger Agreement for any reason or (b) that any action or proceeding in any such court is brought in an inconvenient forum.

Summary of the Separation Agreement

Ligand, OmniAb and APAC have entered into a Separation Agreement which sets forth the principal actions to be taken in connection with the Separation. It also sets forth other agreements that govern certain aspects of OmniAb’s relationship with Ligand following the Business Combination.

Transfer of Assets and Assumption of Liabilities

The Separation Agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Ligand and OmniAb as part of the internal reorganization transaction described herein, and describes when and how these transfers, assumptions and assignments will occur, though some of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation Agreement. The Separation Agreement provides for those transfers of assets and assumptions of liabilities that are necessary in connection with the Separation so that OmniAb and Ligand retain the assets necessary to operate their respective businesses and retain or assume the liabilities allocated in accordance with the Separation. The Separation Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between OmniAb and Ligand. In particular, the Separation Agreement provides that, subject to the terms and conditions contained in the Separation Agreement:

●	“OmniAb Assets” (as defined in the Separation Agreement), including, but not limited to, the equity interests of OmniAb’s subsidiaries, including Ab Initio Biotherapeutics, Inc., Crystal Bioscience, Inc., Icagen, LLC, Taurus Biosciences, LLC and xCella Biosciences, Inc., assets reflected on OmniAb’s pro forma balance sheet and assets exclusively relating to the OmniAb Business, will be retained by or transferred to OmniAb or one of its subsidiaries, except as set forth in the Separation Agreement or one of the other agreements described below;
●	“OmniAb Liabilities” (as defined in the Separation Agreement), including, but not limited to, the following, will be retained by or transferred to OmniAb or one of its subsidiaries:
●	all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from the OmniAb Business;
●	liabilities (whether accrued, contingent or otherwise) reflected on OmniAb’s pro forma balance sheet;
●	liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of the OmniAb Business;
●	any environmental liabilities to the extent relating to, arising out of or resulting from the past, present or future operation of the OmniAb Business or use of its assets;
●	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of OmniAb or any indebtedness secured exclusively by any of OmniAb’s assets;
●	liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC by OmniAb or any of its subsidiaries after the Distribution, other than the disclosure documents referred to the next point below; and
●	all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC by OmniAb or Ligand that are related to the Distribution or Merger (including this proxy statement/prospectus/information statement) to the extent related to OmniAb, the Distribution or the Merger.

In addition, all assets and liabilities (whether accrued, contingent or otherwise) of Ligand will be retained by or transferred to Ligand or one of its subsidiaries (other than OmniAb or one of its subsidiaries), except as set forth in the Separation Agreement or one of the other agreements described below and except for other limited exceptions that will result in OmniAb retaining or assuming certain other specified liabilities.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the Employee Matters Agreement, are solely covered by the Tax Matters Agreement.

Except as expressly set forth in the Separation Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither OmniAb nor Ligand will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this proxy statement/prospectus/information statement with respect to the assets and liabilities of the parties following the Separation is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation Agreement and the other agreements relating to the Separation are, and following the Separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Contribution

In connection with the Separation, Ligand will contribute to OmniAb $15.0 million in cash. This cash contribution will be decreased by the amount of certain transaction expenses and other reimbursable expenses relating to the costs paid by Ligand for the newly hired chief financial officer of OmniAb and increased by the amount of certain potential milestone payments to the extent received and retained by Ligand prior to the Distribution.

Distribution

On the date of the Distribution, Ligand will distribute on a pro rata basis all of the outstanding shares of OmniAb Common Stock to the holders of Ligand Common Stock as of the Ligand Record Date set for the Distribution. The Distribution will be effected by Ligand delivering to the distribution agent a book-entry authorization representing the shares of OmniAb Common Stock being distributed in the Distribution for the account of Ligand’s stockholders. The distribution agent will hold such book-entry shares for the account of OmniAb’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The shares of OmniAb Common Stock will not be transferrable prior to the exchange of such shares for the shares of New OmniAb Common Stock pursuant to the Merger.

Conditions

The Distribution will be made on the date set for the Distribution, provided that the following conditions will have been satisfied (or waived by Ligand in its sole discretion, other than as noted below):

●	the Separation shall have been completed substantially in accordance with the reorganization plan referenced therein, other than the transfer of assets or assumption of liabilities that may occur after the Distribution in accordance with the terms of the Separation Agreement (which condition may not be waived without APAC’s written consent, not to be unreasonably withheld);
●	the transaction agreements relating to the separation will have been duly executed and delivered by the parties;
●	each of the conditions in the Merger Agreement to Ligand’s obligations to consummate the Merger shall have been satisfied or waived (other than those relating to the internal reorganization, the Ligand Contribution and the Distribution and the other transactions contemplated by the Separation Agreement, and those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger, provided they are capable of being satisfied at such time); and
●	APAC shall have irrevocably confirmed to Ligand that each condition in the Merger Agreement to APAC’s obligations to consummate the Merger has been satisfied, will be satisfied at the time of the Distribution or is or has been waived by APAC (other than those relating to the internal reorganization, the Ligand Contribution and the Distribution and the other transactions contemplated by the Separation Agreement).

Further Assurances; Separation of Guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation Agreement have not been consummated on or prior to the date of the Separation, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement and other transaction agreements. Additionally, OmniAb and Ligand will use commercially reasonable efforts to remove OmniAb and its subsidiaries as a guarantor of liabilities (including surety bonds) retained by Ligand and its subsidiaries and to remove Ligand and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by OmniAb.

Shared Contracts

Certain shared contracts are to be assigned or amended to facilitate the Separation of the OmniAb Business from Ligand. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the Separation is complete.

Release of Claims and Indemnification

Except as otherwise provided in the Separation Agreement or any Ancillary Agreement (as defined in the Separation Agreement, including the Transition Services Agreements, the Employee Matters Agreement, the Tax Matters Agreement, conveyancing and assumption instruments and other agreements to be entered into between OmniAb and Ligand in connection with the Separation and Distribution), OmniAb and Ligand each release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation pursuant to the Separation Agreement or any Ancillary Agreement. These releases will be subject to certain exceptions set forth in the Separation Agreement. APAC also releases Ligand and its subsidiaries and affiliates to a similar extent as OmniAb releases Ligand and its subsidiaries and affiliates.

The Separation Agreement provides for cross-indemnities that, except as otherwise provided in the Separation Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to OmniAb under the Separation Agreement with OmniAb and financial responsibility for the obligations and liabilities allocated to Ligand under the Separation Agreement with Ligand. Specifically, each party indemnifies, defends and holds harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

●	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the Separation Agreement;
●	the assets the indemnifying party assumed or retained pursuant the Separation Agreement;
●	the operation of the indemnifying party’s business, whether prior to, at, or after the Separation; and
●	any breach by the indemnifying party of any provision of the Separation Agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations are uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the Tax Matters Agreement and the Employee Matters Agreement. Following consummation of the Merger, APAC will indemnify Ligand and its affiliates and subsidiaries, and each of its officers, directors, employees and agents to the extent OmniAb has not paid for indemnifiable losses for which it has provided indemnification pursuant to the Separation Agreement.

Legal Matters

Except as otherwise set forth in the Separation Agreement or any Ancillary Agreement (or as otherwise described above), each party to the Separation Agreement assumes the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and indemnifies the other party for any liability arising out of or resulting from such legal matters.

Insurance

Except as otherwise set forth in the Separation Agreement or any Ancillary Agreement, following the Separation, OmniAb will be responsible for obtaining and maintaining at its own cost its own insurance coverage. With respect to certain claims arising prior to the Separation, OmniAb may seek coverage under Ligand third-party insurance policies to the extent that coverage may be available thereunder.

Exchange of Information

OmniAb and Ligand agree to provide each other with information, including without limitation, relating to the other party or the conduct of its business prior to the Separation, that is needed to perform under the agreements related to the Separation, and that is reasonably necessary to prepare financial statements and any reports or filings to be made with any governmental authority or in connection with litigation or other proceedings. OmniAb and Ligand also agree to retain such information in accordance with Ligand’s record retention policies as in effect immediately prior to the Distribution and to afford each other access to their respective officers, directors, employees and agents to be witnesses as reasonably required in connection with any relevant litigation. OmniAb and Ligand also agree to keep each other’s information confidential.

No Restriction on Competition

None of the provisions of the Separation Agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

Dispute Resolution

If a dispute arises between the parties under the Separation Agreement, the general counsels or chief legal officers of the parties or such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, each party to the dispute will be entitled to seek relief in a court with jurisdiction as set forth in the Separation Agreement.

Separation Costs

Except as otherwise provided in the Separation Agreement or as otherwise agreed in writing among Ligand, OmniAb and APAC, Ligand and OmniAb shall each be responsible for its owns fees and costs incurred in connection with the Separation, Distribution and Merger. OmniAb will reimburse Ligand for all such fees and costs of OmniAb that have been paid by Ligand through and including the date of the Distribution by Ligand’s deducting such amount from the cash portion of the contribution to be made by Ligand to OmniAb in connection with the Separation.

Treatment of Intercompany Loans

Upon completion of the Separation, all loans between Ligand or any subsidiary of Ligand (other than OmniAb and its subsidiaries), on the one hand, and OmniAb or any of its subsidiaries, on the other hand, will be terminated.

Term/Termination

The term of the Separation Agreement is indefinite. The Separation Agreement may not be terminated or modified without the prior written consent of each of Ligand, OmniAb and APAC, except that it shall terminate immediately upon termination of the Merger Agreement if the Merger Agreement is terminated in accordance with its terms prior to the Distribution.

Summary of the Ancillary Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The Employee Matters Agreement, the Sponsor Insider Agreement, the A&R FPA, the form of Tax Matters Agreement, the form of A&R Registration Rights Agreement, the forms of Transition Services Agreements are attached hereto as Annex K, Annex C, Annex D, Annex E, Annex G, Annex F-1, and Annex F-2 respectively. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Employee Matters Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, APAC, Ligand, OmniAb and Merger Sub entered into the Employee Matters Agreement, which sets forth the terms and conditions of certain employee-related matters in connection with the transaction, including allocation of benefit plan assets and liabilities between Ligand and OmniAb, treatment of incentive equity awards in the Distribution and the Business Combination and related covenants and commitments of the parties.

The Employee Matters Agreement provides for the treatment of outstanding Ligand equity awards held by our employees upon completion of the Distribution and the treatment of outstanding OmniAb Equity Awards in connection with the Business Combination, each as described in further detail in the section entitled “Executive and Director Compensation of OmniAb—Long-Term Performance-Based Equity Awards—Going Forward,” and also provides for certain other incentive arrangements.

The Employee Matters Agreement provides that, following the Distribution and Business Combination, our employees generally will continue to participate in benefit plans sponsored or maintained by Ligand until the earlier to occur of (i) January 1, 2023 or (ii) such earlier date as may be agreed among the parties. Following the respective plan transition date, our employees will commence participation in our respective benefit plans, which are expected to be generally similar to the existing Ligand benefit plans. Additionally, the Employee Matters Agreement provides that APAC shall approve and adopt, subject to shareholder approval, the 2022 Plan and the ESPP, each effective as of the Closing.

The Employee Matters Agreement also sets forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

The Employee Matters Agreement may be amended or modified only by a written agreement among the parties and will terminate automatically upon the termination of the Merger Agreement.

Sponsor Insider Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, OmniAb, the Sponsor, APAC and the Insiders entered into the Sponsor Insider Agreement, pursuant to which, among other things, the Insiders agreed to vote any APAC securities held by them to approve the Business Combination and the other APAC shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their APAC securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Insider Agreement, the Sponsor also agreed to subject up to all 1,916,667 of the Sponsor Earnout Shares to forfeiture if an applicable Sponsor Triggering Event has not occurred with respect to such Sponsor Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing.

The Sponsor Insider Agreement also provides, among other things, that the holders of the Sponsor Earnout Shares may not transfer their Sponsor Earnout Shares until the date in which vesting has occurred, other than in a distribution made by the Sponsor to its members in accordance with the Cayman Governance Documents of APAC and the A&R Registration Rights Agreement.

The Sponsor Insider Agreement will terminate on the earlier of (i) termination of the Merger Agreement or (ii) the vesting in full of all Sponsor Earnout Shares. The Sponsor Insider Agreement is attached to this proxy statement/prospectus/information statement as Annex C.

Amended & Restated Forward Purchase Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, APAC entered into the A&R FPA with the Sponsor and OmniAb. Pursuant to the A&R FPA, APAC has agreed that, in connection with the consummation of the Business Combination, it will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000 in the Forward Purchase. In addition to the Forward Purchase, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb warrants in the Redemption Backstop, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000. Each of the warrants issued in connection with the Forward Purchase and the Redemption Backstop will entitle the holder to purchase one share of New OmniAb Common Stock at a price of $11.50 per share. Such warrants will become exercisable 30 days after the closing and will expire five years after the closing or upon redemption or the liquidation of APAC, if earlier. The closing of the Forward Purchase and the Redemption Backstop will be held on the closing date and immediately prior to the Merger. The A&R FPA also provides that in the event the Merger Agreement is terminated by Ligand under circumstances in which the Termination Fee would be payable under the Merger Agreement, Ligand shall pay the Sponsor a termination fee of $12,500,000 in connection therewith. The A&R FPA is attached to this proxy statement/prospectus/information statement as Annex D.

Form of Tax Matters Agreement

Prior to the Distribution, APAC, OmniAb, and Ligand will enter into the Tax Matters Agreement that will govern each party’s respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.

In general, APAC and OmniAb will be liable for all U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are (i) imposed with respect to tax returns that include both OmniAb and Ligand, to the extent such taxes are attributable to OmniAb or the OmniAb Business, or (ii) imposed with respect to tax returns that include OmniAb but not Ligand, in each case, for tax periods (or portions thereof) beginning after the Distribution.

Notwithstanding the foregoing, APAC and OmniAb may be liable for certain taxes resulting from the restructuring transactions undertaken to effectuate the Distribution.

The Distribution, together with certain related transactions, is intended to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Pursuant to the Tax Matters Agreement, taxes incurred by Ligand, APAC or OmniAb relating to or arising out of the failure of the intended tax treatment will generally be shared equally by Ligand, on the one hand, and APAC and OmniAb, on the other hand. If, however, such failure is attributable to certain acts or omissions by APAC or OmniAb, inaccuracies, misrepresentations or misstatements relating to APAC or OmniAb or certain events involving the stock of APAC or OmniAb or assets of OmniAb, APAC and OmniAb will generally bear all such taxes. Under certain circumstances, including if the failure is attributable to Ligand or an event involving Ligand’s stock or assets, Ligand will bear all such taxes.

The Tax Matters Agreement will require APAC and OmniAb to comply with the representations made in the materials submitted to legal counsel in connection with the Distribution Tax Opinion that Ligand expects to receive regarding the intended tax treatment of the Distribution and certain related transactions. The Tax Matters Agreement will also restrict OmniAb’s and APAC’s ability to take or fail to take any action if such action or failure to act could reasonably be expected to adversely affect the intended tax treatment. In particular, in the two years following the Distribution, APAC and OmniAb will be subject to certain restrictions, generally including being prevented from (i) entering into any transaction which could, when combined with other transactions (including the Merger), result in a 45% or greater change in ownership of APAC’s or OmniAb’s equity as part of a plan or series of related transactions that includes the Distribution, (ii) ceasing the active conduct of certain of OmniAb’s businesses, (iii) voluntarily dissolving or liquidating APAC or OmniAb and (iv) causing, permitting, or agreeing to the sale, transfer, or disposal of assets of OmniAb that, in the aggregate, constitute more than 30% of the consolidated gross assets of OmniAb, in each case, unless OmniAb obtains a private letter ruling from the IRS, an unqualified opinion of a nationally recognized tax advisor that such action will not cause a failure of the intended tax treatment, or Ligand consents to the undertaking of such action.

Notwithstanding receipt of such ruling, opinion or consent, in the event that such action causes a failure of the intended tax treatment, APAC and OmniAb could be responsible for all taxes arising therefrom.

APAC’s and OmniAb’s obligations under the Tax Matters Agreement are not limited in amount or subject to any cap.

Form of Amended and Restated Registration and Stockholders Rights Agreement

Concurrently with the completion of the Business Combination, APAC, the Sponsor, the existing holders party to the Original Registration Rights Agreement, and the new holders to become party to the A&R Registration Rights Agreement, will enter into the A&R Registration Rights Agreement, the form of which is attached to this proxy statement/prospectus/information statement as Annex G. The Original Registration Rights Agreement will be amended to, among other things, require APAC to use commercially reasonable efforts to, within 30 days after the Closing, file a registration statement on Form S-1 to permit the public resale of all of the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the holders from time to time as permitted by Rule 415 under the Securities Act, and to provide certain equityholders of OmniAb as of immediately prior to the Closing of the Business Combination with customary registration rights.

Additionally, subject to certain exceptions, the A&R Registration Rights Agreement will provide for certain restrictions on transfer with respect to the securities of New OmniAb, including Founder Shares, Private Placement Warrants, Backstop Warrants, Forward Purchase Warrants, and securities held by directors and officers of APAC and certain directors and officers of OmniAb and Ligand. Such restrictions will begin upon closing and end (i) with respect to the Founder Shares, at the earliest of (A) one year after the closing date and (B) the first date on which (x) the last reported sale price of a share of New OmniAb Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date or (y) APAC completing a liquidation, merger, share exchange, reorganization or other similar transaction that results in the New OmniAb stockholders having the right to exchange their shares of New OmniAb Common Stock for cash, securities or other property; (ii) with respect to the Private Placement Warrants, Backstop Warrants and Forward Purchase Warrants that are held by the initial purchasers of such warrants (or permitted transferees under the A&R Registration Rights Agreement), and any of the shares of New OmniAb Common Stock issued or issuable upon the exercise or conversion of such warrants and that are held by the initial purchasers of the applicable warrants being converted (or permitted transferees under the A&R Registration Rights Agreement), the period ending 30 days after the closing; and (iii) mean with respect to the shares of New OmniAb Common Stock issued to the New Holders (as defined in the A&R Registration Rights Agreement) in connection with the consummation of the Merger and held by the New Holders (or their permitted transferees under the A&R Registration Rights Agreement), the period ending on the earliest of (A) three months after the closing and (B) the date on which New OmniAb completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of New OmniAb’s stockholders having the right to exchange their shares of New OmniAb Common Stock for cash, securities or other property.

The A&R Registration Rights Agreement will also provide that the Sponsor’s right to designate individuals to be appointed or nominated for election to the APAC Board will be reduced from three (3) individuals to one (1) individual, and that such right will only exist until the later of (i) such time as the Sponsor ceases to beneficially own at least ten percent (10%) of APAC’s outstanding voting stock and (ii) subject to compliance with the rules of Nasdaq, the third anniversary of the date of the Merger Agreement. Moreover, any individual nominated by the Sponsor will require the consent of the New OmniAb Board, subject to certain exceptions.

Forms of Transition Services Agreements

In connection with the Separation, OmniAb and Ligand will enter into two Transition Services Agreements pursuant to which Ligand and its affiliates and OmniAb and its affiliates will provide to each other various non-scientific and non-technical services set forth in the applicable Transition Services Agreement, which services are of the type that OmniAb and Ligand provided to, and received from, each other prior to the Separation. Ligand will provide services relating to information technology, facilities, accounting and finance, business development, investor relations, human resources, and other corporate and administrative functions, and OmniAb will provide services relating to corporate functions, legal administration, and other administrative functions. The fees for each of the transition services are set forth in the applicable Transition Services Agreement as a flat monthly fee, and the receiving party will reimburse the providing party for all reasonable out-of-pocket costs and expenses that the providing party incurs in connection with providing the transition services.

Each of the Transition Services Agreements will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by the receiving party with prior written notice, by either party in the event of an uncured material breach by the other party or its applicable affiliates, upon bankruptcy or insolvency of the other party, or by mutual agreement of the parties. The transition services are generally expected to last up to one year and the receiving party for a particular service may terminate such service prior to the scheduled expiration date with prior written notice.

OmniAb does not anticipate that its net costs associated with the Transition Services Agreements will be materially different than the historical costs that have been allocated by Ligand to OmniAb related to these same services.

Background of the Business Combination

APAC is a blank check company incorporated on February 5, 2021 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Business Combination is the result of an extensive search for a potential transaction using the network, investing and operating experience of APAC’s management team and the APAC Board. The terms of the Merger Agreement and the other Transaction Documents referenced therein were the result of arm’s-length negotiations between APAC and Ligand (and their respective affiliates) over the course of approximately one (1) month. The following is a brief description of the background of these negotiations, the Business Combination and the other related transactions.

On August 12, 2021, APAC completed its initial public offering. Prior to the consummation of APAC’s initial public offering, neither APAC nor anyone acting on its behalf contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with APAC. Credit Suisse acted in the capacity of the Book- Running Manager for APAC’s initial public offering.

After the completion of its initial public offering, APAC commenced an active search for prospective business combination targets and considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of APAC contacted and were contacted by numerous individuals and entities who presented potential business combination opportunities.

In evaluating potential businesses and assets to acquire, APAC and the Sponsor surveyed the landscape of potential acquisition opportunities based on their knowledge of, and familiarity with, the M&A marketplace. This survey included North American and European based healthcare-related businesses. In general, APAC looked for acquisition targets that:

●	operate healthcare-related businesses in North America or Europe and are well-positioned to benefit from the broad network and strategic expertise of APAC’s management team, the APAC Board and the Sponsor;
●	feature an attractive financial profile and stable free cash flow;
●	are appropriately capitalized and in a strong liquidity position, or will be upon completion of the Business Combination;
●	demonstrate clear opportunities to generate outsized returns on invested capital to support and strengthen the business’s competitive position;
●	have a strong, seasoned executive leadership team with a distinguished track record of generating attractive returns and shareholder value; and
●	are operating at scale and prepared to make the transition to the public markets but can benefit from the guidance and advice of APAC’s management team in developing a clear message describing the business model and investment opportunity to public investors.

OmniAb was determined by APAC’s management and the APAC Board to be an attractive potential acquisition target because, among other things, OmniAb satisfied a number of the foregoing criteria. APAC determined not to pursue a business combination transaction with other potential candidates that it had considered because, in the judgement of APAC’s management and the APAC Board, OmniAb offered a superior opportunity based on the foregoing criteria for the potential to enhance shareholder value.

In the process that led to identifying OmniAb as an attractive investment opportunity, other than OmniAb, APAC’s management team (i) made contact with representatives of seventeen (17) potential combination targets to discuss the potential for a business combination transaction, (ii) entered into non-disclosure agreements with respect to six (6) such potential combination targets, the terms of each of which were customary and did not contain standstill obligations, and (iii) ultimately engaged in detailed discussions with, and reviewed detailed financial information of, four (4) potential combination targets. APAC entered into a non-binding letter of intent and exclusive negotiations with one (1) such party. APAC allowed the exclusive period of negotiations with respect to this party to terminate in early February 2022 as a result of the passage of time and did not seek to renew such exclusivity period due to, among other things, changes in the market view of valuation of similar businesses during the exclusivity term.

As part of its evaluation of potential acquisition targets, APAC’s management and the APAC Board discussed on a regular basis the status of management’s and its representatives’ discussions with various potential combination targets. These updates generally addressed the potential targets under consideration and the status of the discussions, if any, with the respective combination targets. These updates continued from August 2021 to March 2022, the period during which APAC evaluated various combination targets.

In the course of its evaluation of potential acquisition targets, APAC identified OmniAb as a potential combination target following Ligand’s public announcement on November 9, 2021 that it was pursuing plans to split into two separate publicly-traded companies, with one featuring the OmniAb Business. Credit Suisse was acting in the capacity of Ligand’s financial advisor in connection with its separation transaction. On February 15, 2022, representatives of APAC and Credit Suisse held a virtual meeting to discuss several businesses as potential combination targets for APAC, including OmniAb. Shortly thereafter, representatives of APAC requested an opportunity for an initial meeting with the OmniAb management team.

On February 18, 2022, Credit Suisse facilitated an introductory virtual meeting among representatives of APAC and Ligand. Participating for APAC were Thompson Dean, APAC’s Executive Chairman, David Burgstahler, APAC’s President and Chief Executive Officer, and other APAC representatives. Matt Foehr, Ligand’s President and Chief Operating Officer, Matt Korenberg, Ligand’s Executive Vice President, Finance and Chief Financial Officer and other Ligand representatives participated on behalf of Ligand. The participants discussed OmniAb’s business model, capabilities, customers and key performance indicators.

Also on February 18, 2022, a representative of APAC provided representatives of OmniAb a draft of a confidentiality agreement (the “Confidentiality Agreement”) for the purpose of facilitating the exchange of non-public information and continuing discussions regarding a potential business combination transaction.

On February 21, 2022, APAC and OmniAb executed the Confidentiality Agreement. The Confidentiality Agreement did not impose standstill obligations on either party. Thereafter, Ligand began providing preliminary confidential information to APAC regarding OmniAb and its subsidiaries and the OmniAb Business.

On February 25, 2022, representatives of APAC and representatives of Ligand, including Credit Suisse, held a virtual meeting to continue their discussions of a potential business combination involving APAC and the OmniAb Business. Messrs. Dean and Burgstahler and other APAC representatives attended for APAC, and John Higgins, Ligand’s Chief Executive Officer, Mr. Foehr and Mr. Korenberg attended for Ligand. The participants continued their discussion of OmniAb’s business model, capabilities, customers and key performance indicators and reviewed financial projections for OmniAb.

On February 28, 2022, representatives of APAC and representatives of Ligand, including Credit Suisse, held a virtual meeting to discuss the OmniAb business model and transaction opportunity. Certain representatives of APAC participated in this meeting, as did Simon Latimer, Ligand’s Corporate Development Manager. The participants reviewed and discussed in further detail OmniAb’s business model and financial projections.

On March 1, 2022, representatives of APAC and Ligand held a virtual meeting to discuss process and a potential path forward. APAC indicated it was preparing a non-binding letter of intent, and there was a preliminary and general discussion on potential transaction terms.

On March 2, 2022, representatives of APAC sent representatives of Ligand, including Credit Suisse an initial draft of a non-binding letter of intent (except for the exclusivity provisions thereof) (the “LOI”), which included, among other terms, (i) a proposed total pre-money equity valuation of OmniAb of $820,000,000, (ii) that Ligand would capitalize OmniAb’s balance sheet with $20,000,000 of net cash funding and a normalized level of working capital, (iii) that the Sponsor would agree to commit up to $100,000,000 of equity capital in the form of a backstop of redemptions from the trust account through a common equity investment, such that the combined company would receive a minimum of $120,000,000 of cash funding in the transaction (before fees and expenses), and such backstop would be reduced on a dollar-for-dollar basis by any cash proceeds received from the trust account subject to a minimum equity contribution of $30,000,000, (iv) that APAC would use reasonable efforts to file within thirty (30) days of closing of the business combination a registration statement on Form S-1 and (v) a fourteen (14)-day exclusivity period.

On March 3, 2022, representatives of Ligand, including Messrs. Higgins and Korenberg and Credit Suisse, and representatives of APAC, including Messrs. Dean and Burgstahler, discussed and negotiated the draft LOI, following which they agreed in principle that (i) the total pre-money equity valuation of OmniAb for purposes of the proposed transaction would be $850,000,000, (ii) the Sponsor would fund a minimum of $15,000,000 through a common equity investment in APAC and up to an additional $95,000,000 as a backstop for redemptions in connection with the proposed transaction, (iii) Ligand would make a capital contribution to OmniAb of $15,000,000 of net cash funding prior to its separation as an independent company, (iv) 3,833,333 founder shares (which represent two-thirds of the aggregate 5,750,000 founder shares) would vest at closing, and up to 1,916,667 founder shares that do not vest at closing would be subjected to performance vesting criteria such that 50% of the unvested founder shares would vest upon the post-transaction volume-weighted average per share price of the combined company’s shares being at or above $12.50 per share for 20 trading days over a consecutive 30- trading day period, and the remaining unvested founder shares subject to such performance vesting criteria would vest upon the post-Merger volume-weighted average per share price being at or above $15.00 for any 20 trading days over a consecutive 30-trading day period and (v) 15 million earnout shares would be issued to OmniAb’s stockholders (after giving effect to the Distribution), subject to the same performance vesting criteria. Throughout the day and through March 8, 2022, representatives of Ligand, including Credit Suisse, and representatives of APAC continued to discuss and negotiate the proposed terms and conditions of the LOI.

Later on March 3, 2022, representatives of Weil, Gotshal & Manges LLP, legal counsel to APAC (“Weil”), were granted access to a virtual data room containing due diligence materials regarding OmniAb.

On March 4, 2022, representatives of APAC, Ligand, Weil, Latham & Watkins, LLP, legal counsel to Ligand (“Latham”) and Credit Suisse, held a virtual meeting to discuss the process and timeline for the potential transaction, including the due diligence process and drafting and negotiation of definitive legal documentation. Throughout the period from March 4, 2022 until the execution of the Merger Agreement on March 23, 2022, these parties held periodic virtual meetings to discuss the status of and process for completing the due diligence review and definitive legal documentation necessary for the transaction.

Also on March 4, 2022, a representative of APAC sent representatives of Ligand, including Credit Suisse, a revised draft of the LOI reflecting the discussions and negotiations that occurred on March 3, 2022.

Also on March 4, 2022, APAC engaged Centri Business Consulting, LLC, tax and accounting advisor to APAC (“Centri”), to conduct tax and accounting due diligence on OmniAb.

On March 5, 2022, representatives of Weil sent representatives of Latham a preliminary legal due diligence request list, which covered general corporate, capitalization, financing, material contracts, labor and employment, employee benefits, litigation, intellectual property, data privacy, real property, regulatory, environmental, health and safety matters and tax questions related to the spin-off and proposed business combination. Thereafter, representatives of Weil, Latham and Credit Suisse continued to correspond with respect to various legal diligence questions from and answers to Ligand’s management team, including in the form of virtual meetings and e-mail exchanges regarding follow-up questions and document requests. In particular, representatives of APAC, Ligand, Weil and Latham held conference calls coordinated by Credit Suisse on (i) March 10, 2022 to discuss various topics relating to legal due diligence matters and (ii) March 21, 2022, to discuss legal due diligence matters relating to intellectual property.

On March 6, 2022, a representative of Latham uploaded initial drafts of the Separation Agreement, the Employee Matters Agreement and the Transition Services Agreements to a virtual data room containing due diligence materials. Such agreements continued to be discussed and negotiated among the parties through March 23, 2022.

On March 7, 2022, representatives of APAC and Ligand had a conference call to discuss the timeline for the business combination and transaction fees.

Also on March 7, 2022, a representative of Latham uploaded an initial draft of the Tax Matters Agreement to a virtual data room containing due diligence materials. Following such date and through March 23, 2022, Weil and Latham continued to negotiate and revise the Tax Matters Agreement.

Later on March 7, 2022, representatives of APAC sent representatives of Ligand, including Credit Suisse, a revised draft of the LOI, which provided (i) that the Sponsor would fund up to an additional amount of $100,000,000 as a backstop for redemptions in connection with the proposed transaction, instead of the $95,000,000 previously contemplated by the draft LOI circulated on March 3,

2022 and (ii) for the vesting of a portion of the warrants to be received by the Sponsor in the proposed transaction in proportion to its funding of the $100,000,000 backstop.

On March 8, 2022, the APAC Board convened a virtual meeting, during which APAC’s management provided an update on APAC’s discussions with Ligand. The APAC Board discussed with APAC management the proposed terms of the LOI, including with respect to valuation of the OmniAb business, the consideration to be issued to OmniAb stockholders and holders of OmniAb Equity Awards in the transaction, the Sponsor’s commitments to provide equity financing for the transaction, the vesting terms for the shares to be subject to performance vesting in the transaction, conditions to closing and transaction timing. Following discussion, the APAC Board unanimously approved APAC’s execution of the LOI.

Later on March 8, 2022, APAC and OmniAb executed the LOI on the terms last proposed by representatives of APAC. The executed LOI provided that the exclusive period of negotiation agreed to by the parties would expire on the date that is fourteen (14) days following the execution of the LOI.

On March 9, 2022 and March 15, 2022, representatives of APAC and Ligand held virtual meetings coordinated by Credit Suisse to discuss business due diligence matters, including competitive landscape, research and development capabilities and planned projects, intellectual property strategy and acquisition strategy and opportunities.

From March 9, 2022 through March 15, 2022, representatives of APAC and its advisors conducted several due diligence meetings with representatives of Ligand regarding tax, financial, ESG and business due diligence.

On March 9, 2022, a representative of Weil sent representatives of Latham a supplemental legal due diligence request list, which covered general corporate, capitalization, financing, material contracts, labor and employment, employee benefits, litigation, intellectual property, data privacy, real property, regulatory, environmental, health and safety matters and tax questions related to the spin-off and proposed business combination.

Later on March 9, 2022, representatives of Weil sent representatives of Latham an initial draft of the Merger Agreement.

On March 11, 2022, representatives of ACA Group, information technology advisor to APAC (“ACA”), APAC and Ligand held a virtual meeting coordinated by Credit Suisse to discuss IT diligence matters.

Also on March 11, 2022, representatives of APAC and Ligand held a virtual meeting coordinated by Credit Suisse to discuss additional questions with respect to the OmniAb business model.

On March 13, 2022, representatives of Centri, APAC and Ligand held a virtual meeting coordinated by Credit Suisse to discuss draft financial statements of OmniAb previously furnished to APAC.

On March 14, 2022, representatives of Malk Sustainability Partners, environmental, social and governance (“ESG”) advisor to APAC (“Malk”), APAC and Ligand held a virtual meeting coordinated by Credit Suisse to discuss further ESG due diligence.

Also on March 14, 2022, representatives of and a consultant to APAC conducted an in-person site visit at 5980 Horton Street, Suite 405, Emeryville, CA 94608, OmniAb’s headquarters.

Later on March 14, 2022, a representative of Latham sent representatives of Weil a revised draft of the Merger Agreement and the Separation Agreement, which, among other terms and conditions, provided that (i) the exchange ratio mechanics to determine the number of shares of New OmniAb Common Stock to be received by OmniAb stockholders and treatment of OmniAb Equity Awards remained subject to negotiation by the parties, (ii) if OmniAb stockholders (after giving effect to the Distribution) do not own at least fifty percent (50%) of New OmniAb’s voting stock (the “Tax Savings Minimum Ownership Threshold”) immediately following the Merger, the merger consideration exchange ratio automatically would be adjusted (resulting in the dilution of other New OmniAb stockholders) until the Tax Savings Minimum Ownership Threshold is achieved (the “Tax Savings Adjustment”), (iii) Ligand’s contribution of $15,000,000 to the capital of OmniAb would be net of certain transaction and other expenses of Ligand and OmniAb, (iv) Ligand would be permitted, from the signing of the Merger Agreement until the time APAC’s shareholders voted on the various shareholder proposals at the extraordinary general meeting, to terminate the Merger Agreement to accept a superior offer for either OmniAb or Ligand (including the OmniAb Business) (the “Superior Offer Termination Event”), subject to payment of a termination fee of $21,250,000, (v) the outside date for completion of the Merger would be nine (9) months after the date of the Merger

Agreement, subject to a three (3)-month extension in the event antitrust and/or APAC shareholder approvals have not been obtained by such time, (vi) the tax opinion required by Ligand as a condition precedent to consummation of the Merger must meet certain requirements, and (vii) directors and officers of Ligand and OmniAb would not be subject to a six (6)-month lock-up following the closing.

On March 15, 2022, a science and technology consultant for APAC, and representatives of APAC and Ligand, held a virtual meeting coordinated by Credit Suisse to discuss science and technology due diligence.

On March 16, 2022, the APAC Board met virtually to discuss the proposed Business Combination, with representatives of APAC management and Weil participating. A representative of Weil reviewed with the APAC Board its fiduciary duties and a representative of APAC management summarized the current negotiations of material terms of the transaction documents, including those contained in the Merger Agreement and related agreements.

On March 17, 2022, a representative of Weil sent representatives of Latham a revised draft of the Merger Agreement and the Separation Agreement, which, among other terms and conditions, (i) updated the merger consideration exchange ratio mechanics to reflect negotiations between the parties, (ii) removed the Tax Savings Adjustment provisions, (iii) provided that Ligand’s $15,000,000 capital contribution to OmniAb would not be net of fees and expenses, (iv) removed provisions regarding Superior Offer Termination Events and the related proposed termination fee, (v) provided that the outside date under the Merger Agreement would be nine (9) months, but not subject to extension, (vi) modified the requirements for the tax opinion to be delivered to Ligand as a condition precedent to consummation of the transaction, and (vii) directors and officers of Ligand and OmniAb would be subject to a six (6)-month lock-up following the closing.

Also on March 17, 2022, representatives of APAC and a representative of Credit Suisse had a telephone conference to discuss these terms.

On March 19, 2022, a representative of Latham sent representatives of Weil a revised draft of the Merger Agreement and the Separation Agreement, which, among other terms and conditions, (i) re-inserted the Tax Savings Adjustment provisions, subject to further discussion between the parties, (ii) re-inserted that Ligand’s $15,000,000 capital contribution to OmniAb would be net of certain fees and expenses, (iii) re-inserted the Superior Offer Termination Event and related proposed termination fee, but limited the Superior Offer Termination Event trigger to (x) offers to acquire all or a majority of the voting securities or assets of Ligand and its subsidiaries taken as a whole and (y) increased the proposed termination fee payable to APAC pursuant to the Merger Agreement and to the Sponsor in connection with the A&R FPA to an aggregate of $30,000,000, (iv) reverted to its prior formulation of the tax opinion condition, and (v) reduced the lock-up period on directors and officers of Ligand and OmniAb from six (6) months to three (3) months.

Later on March 19, 2022, the APAC Board met virtually to discuss and evaluate the proposed Business Combination, with representatives of APAC management and Weil participating. A representative of Weil reviewed with the APAC Board the legal structure of the transactions and updates on the terms under negotiation. The representative of Weil also discussed the agreements and approvals that would be required from the APAC Board and shareholders in connection with the transaction. Representatives of APAC management presented on business and other diligence conducted in the transaction, and provided an update on commercial terms, negotiations and financial information regarding the target, including a qualitative discussion about the OmniAb Business and comparable companies.

From March 20, 2022 to March 23, 2022, representatives of Weil and Latham, and representatives of Ligand, OmniAb and APAC continued to negotiate the open issues under the Merger Agreement and other Transaction Documents.

On March 21, 2022, the APAC Board met virtually to discuss and evaluate the proposed Business Combination, with representatives of APAC management and Weil participating. A representative of Weil provided an update on the remaining terms being negotiated and discussed the transaction’s structure and related tax matters.

Also on March 21, 2022, a representative of Weil sent representatives of Latham a supplemental legal due diligence request list, which covered intellectual property.

On March 22, 2022, the APAC Board met virtually to discuss and evaluate the proposed Business Combination, with representatives of APAC management and Weil participating. A representative of Weil provided an update on the remaining terms being negotiated. Upon a motion duly made and seconded, the APAC Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of APAC’s shareholders, (ii) determined that the fair market value of OmniAb is equal to at least 80% of the amount held in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) as of such date, (iii) approved the transactions contemplated by the Merger Agreement as a business combination, and (iv) adopted a resolution recommending the Merger Agreement and the other transaction documents and the transactions contemplated thereby be adopted by APAC’s shareholders.

Also on March 22, 2022, the APAC audit committee met virtually. During such meeting, the APAC audit committee approved APAC’s entry into the definitive agreements that may constitute related party transactions, including the Sponsor Insider Letter and the A&R FPA.

On March 23, 2022, APAC, Merger Sub, Ligand and OmniAb executed the Merger Agreement. Concurrently with the execution of the Merger Agreement, APAC, OmniAb and Ligand executed the Separation Agreement; APAC, the Sponsor, OmniAb and the Insiders executed the Sponsor Insider Agreement; APAC, the Sponsor and OmniAb executed the A&R FPA; and Ligand, OmniAb, APAC and Merger Sub executed the Employee Matters Agreement.

Later on March 23, 2022, APAC and Ligand issued a joint press release announcing the execution of the Merger Agreement, which APAC filed with a Current Report on Form 8-K along with an investor presentation and transcript of audio in connection therewith.

On the morning of March 24, 2022, before the stock market opened, APAC and Ligand filed the Merger Agreement, the Separation Agreement, the Sponsor Insider Agreement, the A&R FPA and the Employee Matters Agreement with a Current Report on Form 8-K.

Projected Financial Information

Ligand and OmniAb provided APAC with internally prepared annual forecasts for the OmniAb Business for the period ending December 31, 2045. Ligand and OmniAb do not, as a matter of general practice, publicly disclose forecasts or internal projections of future performance, revenue, financial condition or other results. The OmniAb forecasts were prepared solely for internal use and not with a view toward public disclosure, or with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). The financial projections include EBITDA, a non-GAAP financial measure. Ligand and OmniAb included such measure in the financial projections because they believed that such measure may be useful in evaluating, on a prospective basis, the potential operating performance of the OmniAb Business. This non-GAAP measure should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the financial projections may not be comparable to similarly titled amounts used by other companies or persons. The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed transaction if the disclosure is included in a document such as this proxy statement/prospectus/information statement. Accordingly, no such reconciliation is provided. In the view of Ligand’s and OmniAb’s management, the financial projections were prepared on a reasonable basis reflecting such management’s currently available estimates and judgments at the time of such preparation.

The inclusion of financial projections in this proxy statement/prospectus/information statement should not be regarded as an indication that APAC, the APAC Board, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections to be fact or necessarily to be predictive of actual future results, and these financial projections should not be relied upon as such. The financial projections are not being included to influence you to vote for or against the Business Combination Proposal, and, accordingly, you are cautioned not to rely on the projections in making a decision regarding the Business Combination. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the OmniAb Business, all of which are difficult to predict and many of which are beyond OmniAb’s and APAC’s control. The financial projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond OmniAb’s and APAC’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “OmniAb Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this proxy statement/prospectus/information statement. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The projected financial information included in this document has been prepared by, and is the responsibility of, Ligand’s and OmniAb’s management. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Ernst & Young LLP, OmniAb’s independent registered accounting firm, has not audited, reviewed, compiled, examined nor applied agreed-upon procedures with respect to the financial projections included below and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this document relates to OmniAb’s historical financial statements. It does not extend to the projected financial information and should not be read to do so. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus/inormation statement because they were made available to APAC and the APAC Board in connection with their review of the proposed Business Combination.

The key elements of the projections provided by management of Ligand and OmniAb to APAC are summarized in the table below ($ in millions):

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Total Revenue(1)	$72	$101	$108	$164	$182	$239	$336	$398	$465	$584	$751	$987
EBITDA(2)	$7	$6	$(13)	$29	$40	$90	$179	$232	$290	$400	$562	$792
FCF (EBITDA – Capex)	$(9)	$(4)	$(23)	$24	$35	$85	$174	$227	$285	$395	$557	$787

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue(1)	$1,225	$1,524	$1,800	$2,100	$2,411	$2,735	$3,108	$3,450	$3,608	$3,997	$4,187	$4,258
EBITDA(2)	$1,024	$1,317	$1,586	$1,881	$2,184	$2,502	$2,868	$3,203	$3,354	$3,735	$3,917	$3,980
FCF (EBITDA – Capex)	$1,019	$1,312	$1,581	$1,876	$2,179	$2,497	$2,863	$3,198	$3,349	$3,730	$3,912	$3,795
(1)

Revenue estimates may include the receipt of certain milestone payments, the receipt of which are inherently uncertain, which was acknowledged by the APAC Board in its consideration of this information.

(2)	EBITDA is defined as net earnings (loss) adjusted for interest, taxes, depreciation and amortization and stock-based compensation expense.

Projected revenue is based on a variety of operational assumptions, including demand growth in existing markets, expansions to new markets, the addition of new programs and investigational new drug application (IND) filings, achievement of milestones and the revenue from royalties.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT A SUMMARY OF THE FINANCIAL PROJECTIONS FOR OMNIAB, APAC, LIGAND AND OMNIAB UNDERTAKE NO OBLIGATIONS AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Certain Financial Analysis

Comparable Company Analysis

APAC’s management primarily relied upon a comparable company analysis to assess the value that the public markets could ascribe to the post-combination company, and this analysis was shared with the APAC Board. The comparable company analysis was based on publicly-traded companies selected by APAC management in each of the diversified drug discovery sector, the next-generation discovery and production technologies sector, and the computationally-enabled drug discovery sector. The selected companies in each sector were chosen because they were determined by APAC’s management to be relevant benchmarks in their particular sector (but, for the avoidance of doubt, none of the selected companies is necessarily a direct competitor of OmniAb, except for AbCellera Biologics Inc. (“AbCellera”)). The comparable companies within (1) the diversified drug discovery sector were: Evotec A.G. (“Evotec”), AbCellera and Absci Corporation (“Absci”); (2) the next-generation discovery and production technologies sector were: Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”), Twist Biosciences Corporation (“Twist Biosciences”), Adaptive Biotechnologies Corp (“Adaptive”) and Codexis, Inc. (“Codexis”); and (3) the computationally-enabled drug discovery sector were: Relay Therapeutics, Inc. (“Relay Therapeutics”), Schrodinger, Inc. (“Schrodinger”) and Exscientia PLC (“Exscientia”). While these companies may share certain characteristics that are similar to those of OmniAb, APAC management and the APAC Board recognized that no company was identical in nature to OmniAb.

Using publicly available information and information from certain data sources, APAC’s management provided to the APAC Board for each of the selected companies an enterprise value (defined as equity value plus net debt plus minority investments minus unconsolidated investments (where minority investments and/or unconsolidated investments are material) calculated based upon a multiple of sell-side consensus (as per FactSet) estimated revenues for calendar year 2022. The total enterprise value (in millions) for each selected company is shown in the table below:

Total Enterprise
Selected Public Company	Value (in millions)
Diversified Drug Discovery Sector
Evotec	$5,337
AbCellera	$1,999
Absci	$514

Next-Generation Discovery & Production Technologies Sector
Ginkgo Bioworks	$3,345
Twist Biosciences	$2,336
Adaptive	$1,397
Codexis	$1,139

Computationally-Enabled Drug Discovery Sector
Relay Therapeutics	$1,739
Schrodinger	$1,792
Exscientia	$1,457

Based on this review, the APAC Board noted that OmniAb’s pro forma enterprise valuation of $884,000,000 compared favorably to these comparable company valuations.

Illustrative Discounted Cash Flow Analysis

Using the forecast provided by Ligand, and OmniAb APAC’s management also performed an illustrative discounted cash flow analysis (the “DCF”) to derive a range of illustrative present enterprise values for OmniAb. This analysis also was provided to the APAC Board but was not a material consideration in the APAC Board’s approval of the Transactions. The DCF is comprised of adding a discounted terminal value and discounted free cash flows to arrive at a present range of enterprise values for OmniAb. A wide range of discount rates of 10-15%, reflecting estimates of OmniAb’s weighted average cost of capital, was selected by APAC’s management based on its judgment and experience evaluating companies with a risk profile similar of that of OmniAb.

The terminal value was derived based on information obtained by APAC from Ligand’s and OmniAb’s management, and was calculated based on a growth methodology that assumed a 3% long-term growth rate, and based upon Ligand’s and OmniAb’s estimated terminal year EBITDA as reflected in the OmniAb forecasts. APAC’s management discounted the terminal value and OmniAb’s estimated free cash flows from 2022 to 2045 to complete the valuation exercise. This DCF analysis resulted in a range of enterprise values for OmniAb of between approximately $3.5 billion and $10.0 billion. See “Projected Financial Information”.

The APAC Board’s Reasons for the Approval of the Business Combination

The APAC Board, in evaluating the Business Combination, consulted with APAC’s management and legal and financial advisors. In unanimously deciding to (a) adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination, and (b) recommend that APAC shareholders vote to approve and adopt the Merger Agreement and the Transaction Documents (as defined in the Merger Agreement) and approve the transactions contemplated thereby, the APAC Board considered a range of factors, including but not limited to, the factors discussed below.

In light of the number and wide variety of factors the members of the APAC Board considered in connection with evaluating and approving the Business Combination, the APAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The APAC Board’s evaluation and determination regarding the Business Combination was necessarily based on the information available and the factors presented to and considered by it at the time. In addition, individual directors may have given different weight to different factors.

This summary of the APAC Board’s reasons for approval of the Business Combination, along with all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

In approving the Business Combination, the APAC Board determined not to obtain a third-party valuation or fairness opinion. The officers and directors of APAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of APAC’s other advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination with OmniAb. In addition, APAC’s officers and directors and APAC’s advisors have substantial experience with mergers and acquisitions.

In considering the Business Combination, the members of the APAC Board considered a number of factors pertaining to the Business Combination as generally supporting their decision to enter into the Merger Agreement and the Transaction Documents described therein and approve the transactions contemplated thereby, including, but not limited to, the following factors:

●	Antibody Discovery Industry and Trends. The OmniAb Business is based in an industry and addressable market that has seen substantial growth in recent periods and that the APAC Board, following a review of industry trends and other industry factors, considered attractive and expects to have continued growth potential in future periods;
●	Attractive Value Proposition. The OmniAb Business’s antibody discovery platform offers a number of advantages versus “traditional” antibody discovery methods, including increased antibody diversity, increased speed of development, increased safety relative to peer companies, and APAC’s diligence investigations and analyses of the industry have supported the APAC Board’s view that the OmniAb Business is considered one of the leaders in its field and has one of the strongest track records among peer companies;
●	Strong Commercial Momentum. The potential for commercial growth demonstrated by the OmniAb Business’s recent increases in number of active partners and programs, as well as its having recently obtained approvals in China and having recently filed for FDA approval, and the fact that the majority of the OmniAb Business’s active programs are in oncology, one of the fastest growing therapeutic areas;
●	Scalable Business Model. The potential to scale the OmniAb Business’s model as a result of its limited involvement in the drug development cycle following the “discovery/preclinical” stage, while still retaining substantial upside potential from future milestone and royalty payments;
●	Financial Condition. The APAC Board also considered factors such as the OmniAb Business’s historical financial results, outlook and financial plan. In considering these factors, the APAC Board reviewed the OmniAb Business’s recent performance, the current prospects for growth if the OmniAb Business achieves its business plans and various historical and current balance sheet items;
●	Carve-Out Facilitates Additional Investment. The potential to grow the OmniAb Business by investing in commercial organization and business development efforts, exploration of potential acquisition opportunities and/or accretive research and development projects that were not high priorities while the business was operated as a part of Ligand, given the need to manage near term financial performance;
●	Experienced and Proven Management Team. The OmniAb Business has an experienced management team with a proven record and diverse experience, and with whom the APAC management had the opportunity to engage and evaluate in the course of its due diligence review. In addition, the senior management of the OmniAb Business intend to remain with New OmniAb following the Business Combination, which the APAC Board expects will provide helpful continuity in advancing OmniAb’s strategic and growth goals.
●	Due Diligence. APAC’s management and advisors conducted significant due diligence investigations of the OmniAb Business, including: meetings and calls with OmniAb’s management regarding OmniAb’s business model, operations and forecasts; commercial, financial, tax, accounting, ESG, scientific and technology and legal due diligence, and conducting discussions with the management of Ligand (including the management of the OmniAb Business) and APAC’s financial, tax, accounting, ESG, technology and legal advisors concerning such due diligence investigations;
●	Lock-Up. The agreement by the Insiders, the Sponsor and the directors and officers of Ligand and/or OmniAb to be subject to a post-Closing lockup in respect of shares of New OmniAb Common Stock, subject to certain customary exceptions (including the attainment of certain VWAP-related thresholds), which will provide important stability to the leadership and governance of New OmniAb for a period of time following the Business Combination;
●	Fully-Funded Balance Sheet Post-Closing. The combined company is expected to, in the view of OmniAb’s management, have net cash proceeds following the Business Combination (after giving effect to the Contribution, the Forward Purchase and the Redemption Backstop, if any) sufficient to support the go-forward business plan of the OmniAb Business, which reduces the market risk and potential overhang of dilution from future equity financings;
●	Diverse Stockholder Base Post-Closing. The combined company will have a diverse stockholder base relative to other SPACs following their initial business combinations as a result of the fact that the Merger will be consummated immediately following the Distribution, which will result in New OmniAb having an initial stockholder base more similar to a typical public company than a typical private-company SPAC target, which should facilitate stockholder liquidity.
●	Reasonableness of Merger Consideration. Following a review of the financial data provided to APAC, including the historical financial statements of the OmniAb Business and certain unaudited prospective financial information discussed in “Shareholder Proposal No. 1 — Projected Financial Information” and “— Certain Financial Analysis,” and APAC’s due diligence review and financial and valuation analyses of the OmniAb Business, the APAC Board considered the Aggregate Merger Consideration and OmniAb Earnout Shares to be issued to OmniAb’s stockholders (after giving effect to the Distribution) and determined that the consideration was reasonable in light of such data and financial information;
●	Other Alternatives. After a review of other business combination opportunities reasonably available to APAC, the APAC Board believes that the proposed Business Combination represents the best potential business combination for APAC and the most attractive opportunity for APAC’s shareholders based upon the process utilized to evaluate and assess other potential acquisition targets;
●	Negotiated Transaction. The terms and conditions of the Merger Agreement and the related agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Business Combination and the termination provisions, as well as the strong commitment by APAC, Ligand and OmniAb to complete the Business Combination. The APAC Board also considered the financial and other terms of the Merger Agreement and the fact that such terms and conditions are, in their view, reasonable and were the product of arm’s-length negotiations among APAC, Ligand and OmniAb;

●	Redemption Backstop. The fact that the Sponsor has agreed to provide the Redemption Backstop, if necessary, to backstop potential redemptions by APAC public shareholders, which will help ensure that the combined company is well capitalized following closing of the Business Combination; and
●	Post-Closing Governance. The facts that (i) APAC negotiated the right to nominate one (1) member of the combined company’s board of directors following the Business Combination and (ii) the other proposed directors and officers of the combined company represent a strong and experienced management team, including certain directors and officers that are current members of the Ligand senior management team involved with operating the OmniAb Business, which will provide helpful continuity in advancing the combined company’s strategic goals.

The APAC Board also considered a variety of uncertainties, risks and other potentially negative factors concerning the Business Combination including but not limited to, the following:

●	Commercialization and Pricing Risks. The OmniAb Business is subject to meaningful development and approval risk given its milestone and royalty revenue model, which may provide greater upside potential in the long-run, but also leads to more commercialization- and pricing-related risks, which APAC believes can be mitigated by the fact that the OmniAb Business has a wide variety of partnered programs representing opportunities for additional future revenue streams;
●	Exposure to Biotech Funding Cycle. The OmniAb Business is exposed to counterparty risk with small- to mid-size biopharmaceutical companies that typically rely on external financing sources to fund research and development expenses, and, while biotech funding has continued to be robust over the last several years, it is possible there could be a downturn in the funding cycle;
●	Exposure to Pharmaceutical Industry Regulatory Reform. The risk that any potential pharmaceutical industry pricing reforms could reduce the expected return on investment of new drug development and could impact the OmniAb Business by reducing future royalty revenues, and could also have a corollary effect on investment in drug discovery and/or development;
●	Forecast Reliant on Continuing to Sign Up New Programs. The OmniAb Business’s long-term performance will rely on continuing to generate new programs and progressing earlier stage preclinical programs throughout development;
●	Competitive End-Market. The significant number of providers of both transgenic models (particularly for transgenic mice) and screening technologies used in antibody discovery;
●	Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on the combined company’s revenues;
●	Shareholder Vote. The risk that APAC’s shareholders may fail to approve the Condition Precedent Proposals;
●	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within APAC’s control, including the receipt of certain required regulatory approvals;
●	APAC Public Shareholders holding a Minority Position in the Combined Company. The risks associated with APAC public shareholders holding a minority position in the combined company (approximately 18%, assuming no redemptions and excluding the impact of the APAC Class A Ordinary Shares underlying the APAC Warrants), which may reduce the influence that APAC public shareholders have on the management of the combined company;
●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;
●	Listing Risks. The challenges associated with preparing OmniAb and its subsidiaries, which are private subsidiaries of the public company, Ligand, for the applicable disclosure and listing requirements to which OmniAb will be subject as a publicly traded company on the Nasdaq;

●	Liquidation of APAC. The risks and costs to APAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in APAC being unable to effect an initial business combination by February 12, 2023;
●	Benefits may not be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;
●	No Third Party Valuation. The fact that the APAC Board did not obtain a third-party valuation or fairness opinion in connection with the Business Combination; and
●	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

In addition to considering the factors above, the APAC Board also considered other factors including, without limitation:

●	Interests of Certain Persons. Some officers and directors of APAC have interests in the Business Combination. See “Proposal No. 1—The Business Combination Proposal—Interests of APAC’s Directors and Officers and Others in the Business Combination”; and
●	Other Risk Factors. Various other risk factors associated with the OmniAb Business, as described in the section entitled “Risk Factors.”

The APAC Board concluded that the potential benefits that it expected APAC and APAC’s shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination. The APAC Board also noted that APAC shareholders would have a substantial economic interest in the combined company (depending on the level of redemptions by APAC public shareholders). Accordingly, the APAC Board unanimously determined that the Merger Agreement, the Transaction Documents referenced therein, and the transactions contemplated thereby were advisable to and in the best interests of APAC and its shareholders.

Interests of APAC’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the APAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including APAC’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of APAC’s shareholders generally. These interests include, among other things, the interests listed below:

●	Prior to APAC’s initial public offering, the Sponsor purchased 5,750,000 Class B Ordinary Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share, and the Sponsor later transferred 35,000 Class B Ordinary Shares to each of William E. Klitgaard, Lâle White and Wendel Barr, each of whom serve on the APAC Board. If APAC does not consummate a business combination by February 12, 2023 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and the APAC Board, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act (As Revised) to provide for the claims of creditors and the requirements of other applicable law. In such event, the 5,750,000 APAC Class B Ordinary Shares collectively owned by the Sponsor and three directors (William E. Klitgaard, Lâle White and Wendel Barr) would be worthless because following the redemption of the public shares, APAC would likely have few, if any, net assets and because the Sponsor and APAC’s directors and officers have agreed to waive their respective rights to liquidating dissolutions from the trust account in respect of any APAC Class A Ordinary Shares and APAC Class B Ordinary Shares held by them, as applicable, if APAC fails to complete a business combination within the required period. Additionally, in such event, the 8,233,333 APAC Private Placement Warrants purchased by the Sponsor simultaneously with the consummation of APAC’s initial public offering for an aggregate purchase price of $12,350,000 will also expire worthless. Certain of APAC’s directors and officers, including Thompson Dean and David Burgstahler, also have a direct or indirect economic interest in such APAC Private Placement Warrants and the 5,645,000 APAC Class B Ordinary Shares owned by the Sponsor.

●	The 5,750,000 shares of New OmniAb Common Stock into which the 5,750,000 APAC Class B Ordinary Shares collectively held by the Sponsor and three of our directors will automatically convert in connection with the Domestication, if unrestricted and freely tradeable, would have had an aggregate market value of $[●] based upon the closing price of $[●] per APAC Class A Ordinary Share on the Nasdaq on [●], 2022, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement. However, given that such shares of New OmniAb Common Stock will be subject to certain restrictions, including those described above, APAC believes that such shares have less value. The 8,233,333 New OmniAb Warrants into which the 8,233,333 APAC Private Placement Warrants held by the Sponsor will automatically convert in connection with the Domestication, if unrestricted and freely tradeable, would have had an aggregate market value of $[●] based upon the closing price of $[●] per APAC Warrant on Nasdaq on [●], 2022, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement.
●	APAC’s executive officers and directors, or any of their respective affiliates, including the Sponsor and other entities affiliated with APAC and the Sponsor, will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on APAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination).
●	In the event that APAC fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, APAC will be required to provide for payment of claims of creditors that were not waived that may be brought against APAC within the ten years following such redemption. In order to protect the amounts held in APAC’s trust account, the Sponsor has agreed that it will be liable to APAC if and to the extent any claims by a third party (other than APAC’s independent auditors) for services rendered or products sold to APAC, or a prospective target business with which APAC has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.25 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.25 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay APAC’s tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under APAC’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.
●	The Sponsor, or an affiliate of the Sponsor, or certain of APAC’s officers and directors has advanced funds to APAC for working capital purposes, including $500,000 as of March 15, 2022. These outstanding advances have been documented in a promissory note, dated as of March 14, 2022 (the “Promissory Note”) issued by APAC to the Sponsor, pursuant to which APAC may borrow up to $750,000 from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of the date APAC consummates its initial business combination and the winding up of APAC. If APAC does not complete its initial business combination within the required period, it may use a portion of its working capital held outside the trust account to repay such advances and any other working capital advances made to APAC, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to APAC, and such related party may not be able to recover the value it has loaned to APAC and any other working capital advances it may make.
●	APAC and the Sponsor have entered into the A&R FPA in order to ensure adequate cash is available to the combined company following the Closing and, if necessary, to backstop redemptions by APAC’s shareholders in connection with the Business Combination, in an amount of up to $100,000,000 (at a purchase price of $10.00 per share). Pursuant to the A&R FPA, APAC has agreed that, in connection with the consummation of the Business Combination, it will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15 million. In addition, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000. The A&R FPA also provides that in the event the Merger Agreement is terminated by Ligand under circumstances in which the Termination Fee would be payable thereunder, Ligand shall pay the Sponsor a termination fee of $12,500,000 in connection therewith.

●	On August 9, 2021, the Insiders entered into a Sponsor Insider Agreement, pursuant to which, among other things, the Insiders agreed to vote any APAC securities held by them to approve a proposed business combination (including any proposals recommended by the APAC Board in connection with such business combination and not to redeem any APAC shares held by them in connection with such shareholder approval in order to induce APAC and the underwriters in APAC’s initial public offering to enter into an underwriting agreement and to proceed with APAC’s initial public offering.
●	The Sponsor, the Insiders and OmniAb entered into the Sponsor Insider Agreement, pursuant to which, among other things, the Insiders agreed to vote any APAC securities held by them to approve the Business Combination and the other APAC shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their APAC securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Insider Agreement, the Sponsor also agreed to subject up to all 1,916,667 Sponsor Earnout Shares to forfeiture if an applicable Sponsor Triggering Event has not occurred with respect to such Sponsor Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing.
●	Pursuant to the Registration Rights Agreement, the Sponsor and certain related parties will have customary registration rights, including piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New OmniAb Common Stock and New OmniAb warrants held by such parties following the consummation of the Business Combination. See “Certain Relationships and Related Person Transactions — APAC.”

The Sponsor (including its representatives and affiliates) and APAC’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to APAC. The Sponsor and APAC’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to APAC completing its initial business combination. Moreover, certain of APAC’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. APAC’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to APAC, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in APAC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to APAC, subject to applicable fiduciary duties under the Cayman Islands Companies Law. APAC’s Cayman Constitutional Documents provide that APAC renounces its interest in any corporate opportunity offered to any director or officer of APAC unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of APAC and it is an opportunity that APAC is able to complete on a reasonable basis. This provision in APAC’s Cayman Constitutional Documents may present a conflict of interest in the event that a director or officer of APAC is offered a corporate opportunity in a capacity other than his or her capacity as a director or officer of APAC that is suitable for APAC. APAC does not believe that such potential conflict of interest impacted APAC’s search for a business combination target.

APAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under APAC’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

The Sponsor has agreed to vote all the founder shares and any other public shares purchased during or after APAC’s initial public offering in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of APAC have agreed to, among other things, vote in favor of the Condition Precedent Proposals. As of the date of this proxy statement/prospectus/information statement, the Sponsor (together with APAC’s directors) owns 20% of the issued and outstanding ordinary shares.

The Sponsor and APAC’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or warrants in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of APAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor or APAC’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or (ii) to ensure that APAC’s net tangible assets are at least $5,000,001, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of APAC Class A Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and APAC’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or APAC’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or APAC’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the Business Combination but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor and APAC’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by the Sponsor or APAC’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and APAC’s officers, directors and/or their affiliates will not make purchases of APAC Class A Ordinary Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Board of Directors Following the Business Combination

The New OmniAb Board following consummation of the Business Combination will consist of seven directors. If all of the director nominees are elected, Matthew W. Foehr and Jennifer Cochran will be Class I directors serving until the annual meeting of stockholders to be held in 2023, Sarah Boyce and Sunil Patel will be Class II directors serving until the annual meeting to be held in 2024 and John L. Higgins, Carolyn Bertozzi, and [●] will be Class III directors serving until the annual meeting to be held in 2025 and, in each case, until their successors are elected and qualified or until their earlier death, resignation, retirement or removal for cause. Carolyn Bertozzi, Sarah Boyce, Jennifer Cochran, Matthew W. Foehr, John L. Higgins, Sunil Patel and [ ● ] have each been nominated to serve as directors of New OmniAb upon completion of the Business Combination.

Please see the sections entitled “Shareholder Proposal No. 8 —The Director Election Proposal” and “Management of New OmniAb after the Business Combination” for additional information.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, an APAC shareholder may request of APAC that APAC redeem all or a portion of its APAC Class A Ordinary Shares for cash, out of funds legally available therefor, if the Business Combination is consummated. As a holder of APAC Class A Ordinary Shares, you will be entitled to receive cash for any APAC Class A Ordinary Shares to be redeemed only if you:

(i)	hold APAC Class A Ordinary Shares;
(ii)	submit a written request to Continental, APAC’s transfer agent, in which you (i) request that APAC redeem all or a portion of your APAC Class A Ordinary Shares for cash, and (ii) identify yourself as the beneficial holder of the APAC Class A Ordinary Shares and provide your legal name, phone number and address; and
(iii)	deliver your APAC Class A Ordinary Shares to Continental, APAC’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their APAC Class A Ordinary Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2022 (two business days before the Extraordinary General Meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. APAC’s public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, APAC’s transfer agent, APAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2022, this would have amounted to approximately $[●] per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its APAC Class A Ordinary Shares for cash and will no longer own APAC Class A Ordinary Shares. The redemption takes place following the Domestication and accordingly it is New OmniAb Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any written request for redemption, once made by a holder of APAC Class A Ordinary Shares, may not be withdrawn once submitted to APAC unless the APAC Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). If you submit a redemption request to Continental, APAC’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request to withdraw the redemption request. You may make such request by contacting Continental, APAC’s transfer agent, at the phone number or address listed in see “Questions and answers — Q: Who can help answer my questions?”.

Any corrected or changed written exercise of redemption rights must be received by Continental, APAC’s transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s APAC Class A Ordinary Share certificates (if any) and other redemption forms have been delivered to Continental, APAC’s transfer agent, physically or electronically through DTC, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its APAC Class A Ordinary Shares with respect to more than an aggregate of 15% of the APAC Class A Ordinary Shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the APAC Class A Ordinary Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director of APAC has agreed to, among other things, vote all of their founder shares and any other APAC Class A Ordinary Shares purchased during APAC’s initial public offering in favor of the proposals being presented at the extraordinary general meeting and waive their redemption rights with respect to such shares in connection with the consummation of the Business Combination. The APAC Class B Ordinary Shares held by the Sponsor and such other persons will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus/information statement, the Sponsor and APAC’s directors, collectively, own approximately 20% of the issued and outstanding ordinary shares of APAC.

The closing price of APAC Class A Ordinary Shares on [●], 2022 was $[●]. For illustrative purposes, as of [●], 2022, funds in the trust account plus accrued interest thereon totaled approximately $[●] or approximately $[●] per issued and outstanding APAC Class A Ordinary Share.

Prior to exercising redemption rights, APAC’s public shareholders should verify the market price of APAC Class A Ordinary Shares as they may receive higher proceeds from the sale of their APAC Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. APAC cannot assure its shareholders that they will be able to sell their APAC Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Satisfaction of 80% Test

It is a requirement under the Cayman Constitutional Documents that any business acquired by APAC have an aggregate fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial information provided to the APAC Board in connection with approval of the transaction, the APAC Board determined that this requirement was met. The APAC Board believes that the financial skills and background of its members qualify it to conclude that the Business Combination with OmniAb met this requirement.

Accounting Treatment

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP, whereby APAC is treated as the acquired company and OmniAb is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of OmniAb issuing stock for the net assets of APAC, accompanied by a recapitalization. The net assets of APAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the period prior to the Business Combination will be those of OmniAb.

OmniAb has been determined to be the accounting acquirer in the Business Combination based on the following predominate factors:

●	OmniAb’s existing stockholders will have the greatest voting interest in the combined entity under the no redemption and maximum redemption scenarios with over 75% of the voting interest in each scenario;
●	OmniAb will have the ability to nominate a majority of the initial members of the New OmniAb Board;
●	OmniAb’s senior management will be the senior management of the combined entity;
●	OmniAb is the larger entity based on historical operating activity and has the larger employee base; and
●	The post-combination company will assume an OmniAb branded name: “OmniAb, Inc.”

Vote Required for Approval

The approval of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that (i) APAC’s entry into the Merger Agreement, dated as of March 23, 2022 (the “Merger Agreement”), by and among APAC, Orwell Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of APAC (“Merger Sub”), Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), and OmniAb, Inc., a Delaware corporation and, prior to the effective time of the Merger, wholly-owned subsidiary of Ligand (“OmniAb”), (a copy of which is attached to the proxy statement/prospectus/information statement as Annex A), (ii) APAC’s entry into each of the other Transaction Documents (as defined in the Merger Agreement) and (iii) the transactions contemplated by the Merger Agreement and such Transaction Documents, including, following the Domestication, as described below, the merger of Merger Sub with and into OmniAb (the “Merger”), with OmniAb surviving the Merger as a wholly-owned subsidiary of the Company, in accordance with the terms and subject to the conditions of the Merger Agreement, be approved, adopted, ratified and confirmed in all respects.”

Recommendation of the APAC Board

THE APAC BOARD RECOMMENDS THAT APAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1—The Business Combination Proposal—Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SHAREHOLDER PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus/information statement, APAC is asking its shareholders to approve the Domestication Proposal. Under the terms of the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination. If this proposal is not approved, the Business Combination will not occur.

To effect the Domestication, APAC will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file with the Secretary of State of the State of Delaware a certificate of corporate domestication, together with the necessary accompanying documents, and make all filings required to be made with the Cayman Islands Registrar of Companies and the Secretary of State of the State of Delaware to effect the Domestication. If approved, the Domestication will occur at least one business day prior to the Closing Date.

In connection with the Domestication, at least one business day prior to the Closing Date, among other things (a) each APAC Class A Ordinary Share will be converted into one share of New OmniAb Common Stock, (b) each APAC Class B Ordinary Share that is issued and outstanding immediately prior to the Domestication will be converted, on a one-for-one basis, into one share of New OmniAb Common Stock, (c) each issued and outstanding APAC Warrant will automatically convert into a warrant to acquire one share of New OmniAb Common Stock, pursuant to the Warrant Agreement, (d) each then issued and outstanding APAC unit will separate and convert automatically into one share of New OmniAb Common Stock and one-third of one New OmniAb Warrant, (e) the Proposed Certificate of Incorporation will be adopted and filed with the Secretary of State of the State of Delaware pursuant to the DGCL, and the Proposed Certificate of Incorporation and Proposed Bylaws will become the governing documents of New OmniAb and (f) APAC will change its name to “OmniAb, Inc.”

The Domestication Proposal, if approved, will approve a change of APAC’s jurisdiction of incorporation from the Cayman Islands to Delaware. Accordingly, while APAC is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, New OmniAb will be continued as a corporation under, and governed by, the DGCL. We encourage shareholders to carefully consult the information on the Proposed Certificate of Incorporation and Proposed Bylaws set out below under “Comparison of Corporate Governance and Shareholder Rights.” The Proposed Certificate of Incorporation and Proposed Bylaws differ in certain material respects from the Cayman Constitutional Documents, and we encourage shareholders to carefully consult the information set out below under “Shareholder Proposal No. 3—The Organizational Documents Proposal,” and the Proposed Certificate of Incorporation and Proposed Bylaws, attached to this proxy statement/prospectus/information statement as Annex H and Annex I, respectively.

The Domestication Proposal is conditioned on the approval of each of the other APAC Condition Precedent Proposals to be voted on at the extraordinary general meeting.

Reasons for the Domestication

The APAC Board believes that there are significant advantages to APAC that will arise as a result of a change of domicile to Delaware. Delaware provides a favorable legal, regulatory, tax and political environment in which to operate. Further, the APAC Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The APAC Board believes that because of these reasons, a change of domicile to Delaware is in the best interests of APAC and its shareholders.

The approval of the Domestication Proposal is a condition to the closing of the Merger under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. A broker non-vote, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of APAC as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New OmniAb immediately following the Domestication will be the same as those of APAC immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal. With respect to the Domestication Proposal, a holder of APAC Class B Ordinary Shares shall have ten votes for every APAC Class B Ordinary Share of which he or she is the holder and a holder of APAC Class A Ordinary Shares shall have one vote for every APAC Class A Ordinary Share of which he or she is the holder. The Sponsor, who holds 5,645,000 APAC Class B Ordinary Shares, has agreed to vote all such shares in favor of the Domestication Proposal, and such vote will be sufficient to approve the Domestication Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that APAC be transferred by way of continuation from the Cayman Islands to Delaware and become domesticated as a Delaware corporation in accordance with Section 388 of the DGCL and de-register as a Cayman Islands exempted company in accordance with Section 206 of the Cayman Islands Companies Law and, immediately upon being de-registered in the Cayman Islands, APAC be registered as a corporation under the laws of Delaware and, conditional upon, and with effect from, the registration of APAC as a corporation in Delaware, the name of APAC be changed from “Avista Public Acquisition Corp. II” to “OmniAb, Inc.”

Recommendation of the APAC Board

THE APAC BOARD RECOMMENDS THAT APAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of APAC and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1—The Business Combination Proposal—Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SHAREHOLDER PROPOSAL NO. 3 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

APAC is asking its shareholders to approve the adoption of the Proposed Certificate of Incorporation and Proposed Bylaws in the forms attached hereto as Annex H and Annex I, which, in the judgment of the APAC Board, is necessary to adequately address the needs of New OmniAb following the Domestication and consummation of the Business Combination. The Proposed Organizational Documents will replace APAC’s current Cayman Constitutional Documents, as described above in “Shareholder Proposal No. 2—Domestication Proposal.”

The following is a summary of the key changes effected by the Proposed Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation and the Proposed Bylaws, copies of which are included as Annex H and Annex I, respectively:

●	change the purpose of New OmniAb to engage in “any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware”;
●	provide that the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding New OmniAb Common Stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal the Proposed Bylaws and the provisions in the Proposed Certificate of Incorporation related to preferred stock, the board of directors, stockholders, limitation on liability and indemnification of directors, forum selection and amendments to the Proposed Certificate of Incorporation;
●	change the name of APAC to “OmniAb, Inc.” and delete the provisions relating to APAC’s status as a blank check company and retain the default of perpetual existence under the DGCL;
●	change the authorized shares of all classes of capital stock to 1,100,000,000 shares, consisting of 1,000,000,000, shares of New OmniAb Common Stock and 100,000,000 shares of preferred stock;
●	adopt Delaware as the exclusive forum for certain stockholder litigation; and
●	provide for transfer restrictions with respect to shares of New OmniAb Common Stock issued as consideration to stockholders of OmniAb and certain stockholders of APAC in connection with their respective earnouts; and
●	classify the New OmniAb Board into three classes, with only one class of directors being elected in each year and each class serving a three-year term.

Reasons for the Amendments

Each of these amendments was negotiated as part of the Business Combination. The APAC Boards’ reasons for proposing each of these key changes effected by the Proposed Organizational Documents are set forth below.

●	Providing that the purpose of New OmniAb is “to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.” The APAC Board believes this change is appropriate to remove language applicable to a blank check company.
●	The supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the APAC Board was cognizant of the potential for certain stockholders to hold a substantial portion of the beneficial ownership of New OmniAb Common Stock following the Business Combination. The APAC Board further believes that, going forward, a supermajority voting requirement encourages any person or group seeking control of New OmniAb to negotiate with the New OmniAb Board to reach terms that are appropriate for all stockholders.

●	Changing the name from “Avista Public Acquisition Corp II” to “OmniAb, Inc.” and deleting provisions specific to APAC’s status as a blank check company. These revisions are desirable because they will serve no purpose following the Business Combination.
●	Change to authorized shares of New OmniAb Common Stock and preferred stock of New OmniAb. The greater number of authorized shares of capital stock is desirable for New OmniAb to have sufficient shares to complete the Business Combination. Additionally, the APAC Board believes that it is important for New OmniAb to have available for issuance a number of authorized shares sufficient to support its growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for potential future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which New OmniAb may provide equity incentives to employees, officers and directors. The APAC Board believes that these additional shares will provide New OmniAb with needed flexibility to issue shares in the future in a timely manner and under circumstances New OmniAb considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
●	Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New OmniAb in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The APAC Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New OmniAb will be incorporated in Delaware.
●	Providing for transfer restrictions with respect to certain shares of New OmniAb Common Stock. As part of the consideration to the parties to the Merger Agreement, certain shares issued to the stockholders of OmniAb and certain stockholders of APAC are subject to restrictions on transfer and forfeiture provisions, as set forth in the Merger Agreement. The APAC Board believes that such transfer restrictions will align the parties with respect to the long-term success of New OmniAb.
●	The APAC Board believes that a classified board of directors is in the best interest of New OmniAb because it is designed to assure the continuity and stability of New OmniAb’s leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with New OmniAb and, therefore, will be familiar with its business and operations. The APAC Board also believes that this classification will assist New OmniAb in protecting the interests of our stockholders in the event of an unsolicited offer for New OmniAb by encouraging any potential acquirer to negotiate directly with the New OmniAb Board.

Vote Required for Approval

The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands Law, being the affirmative vote of the holders of a majority of two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. A broker non-vote, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting.

The Organizational Documents Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Approvals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that with effect from the date of the Domestication, the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus/information statement as Annex H and Annex I, respectively) and that the name of APAC be changed from Avista Public Acquisition Corp. II to OmniAb, Inc.”

Recommendation of the APAC Board

THE APAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT APAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

SHAREHOLDER PROPOSAL NO. 4 — THE NON-BINDING GOVERNANCE PROPOSAL

Overview

APAC is asking its shareholder to vote on the governance provisions referred to below, which are included in the Proposed Certificate of Incorporation. In accordance with SEC guidance, this proposal is being presented as separate sub-proposals to give stockholders the opportunity to present their separate views on important corporate governance provisions, and each sub-proposal will be voted upon on a non-binding advisory basis.

In the judgment of the APAC Board, these provisions are necessary to adequately address the needs of New OmniAb and its stockholders following the consummation of the Business Combination. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, APAC intends that the Proposed Certificate of Incorporation and the Proposed Bylaws, in the form set forth on Annex H and Annex I, respectively, will take effect at consummation of the Business Combination, assuming adoption of the Organizational Documents Proposal.

Proposal No. 4A: Change the Authorized Capital Stock

Description of Amendment

The amendment is intended to authorize the change in the authorized capital stock of APAC from (i) 500,000,000 APAC Class A Ordinary Shares, 50,000,000 APAC Class B Ordinary Shares and 5,000,000 preference shares, par value $0.0001 per share, of APAC to (ii) 1,000,000,000 shares of New OmniAb common stock and 100,000,000 shares of New OmniAb preferred stock.

Reasons for Amendment

The principal purpose of this proposal is to provide for an authorized capital structure of New OmniAb that will enable it to continue as a company governed by the DGCL. The APAC Board believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.

Proposal No. 4B: Change the Stockholder Vote Required to Amend the Certificate of Incorporation

Description of Amendment

The additional amendment would require, that the affirmative vote of holders of at least 66 2/3% of the voting power of all then-outstanding New OmniAb Common Stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal the Proposed Bylaws and the provisions in the Proposed Certificate of Incorporation related to preferred stock, the board of directors, stockholders, limitation on liability and indemnification of directors, forum selection and amendments to the Proposed Certificate of Incorporation.

Reasons for Amendment

The amendment is intended to protect key provisions of the Proposed Certificate of Incorporation from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Proposal No. 4C: Establish a Classified Board of Directors

Description of Amendment

The amendment would divide the New OmniAb Board into three classes, with only one class of directors being elected in each year and each class serving a three-year term.

Reasons for Amendment

The APAC Board believes that a classified board of directors is in the best interest of New OmniAb because it is designed to assure the continuity and stability of New OmniAb’s leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with New OmniAb and, therefore, will be familiar with its business and operations. The APAC Board also believes that this classification will assist New OmniAb in protecting the interests of its stockholders in the event of an unsolicited offer for New OmniAb by encouraging any potential acquirer to negotiate directly with the New OmniAb Board.

Proposal No. 4D: Action by Written Consent Stockholders

Description of Amendment

The Cayman Constitutional Documents permit shareholders to approve matters by unanimous written consent. In contrast, the Proposed Certificate of Incorporation provides that any action required or permitted to be taken by the New OmniAb Stockholders may be effected at a duly called annual or special meeting of such stockholders, and may not be taken by written consent.

Reasons for the Amendment

Under the Proposed Organizational Documents, New OmniAb’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend the Proposed Organizational Documents outside of a duly called annual or special meeting of the stockholders. Further, the APAC Board believes continuing to limit stockholders’ ability to act by written consent will (i) reduce the time and effort the New OmniAb Board and management would need to devote to Shareholder Proposals, which time and effort could distract our directors and management from other important company business and (ii) facilitate transparency and fairness by allowing all stockholders to consider, discuss, and vote on pending stockholder actions.

In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the New OmniAb Board only at a duly called annual or special meeting. However, this proposal is not in response to any effort of which APAC is aware to obtain control of New OmniAb, and APAC and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the APAC Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of New OmniAb. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the New OmniAb Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Proposal No. 4E: Removal of Directors

Description of Amendment

The Cayman Constitutional Documents currently permit the holders of APAC Class B Ordinary Shares to remove directors by ordinary resolution prior to the consummation of a business combination. The Cayman Constitutional Documents provide that following a business combination, the APAC shareholders could remove any director by ordinary resolution. In contrast, the Proposed Certificate of Incorporation provides that New OmniAb stockholders may remove directors from office but only for cause and only by the affirmative move of at least 66 2/3% of the voting power of the outstanding New OmniAb Common Stock.

Reasons for the Amendment

The APAC Board believes that increasing the percentage of voting power required to remove a director from office is a prudent corporate governance measure to reduce the possibility that a relatively small number of stockholders could seek to implement a sudden and opportunistic change in control of the New OmniAb Board without the support of the then incumbent board of directors. These changes will enhance the likelihood of continuity and stability in the composition of the New OmniAb Board, avoid costly takeover battles, reduce the New OmniAb Board’s vulnerability to a hostile change of control and enhance the ability of the New OmniAb Board to maximize shareholder value in connection with any unsolicited offer to acquire New OmniAb. The amendment is also intended align the provisions of the Proposed Organizational Documents to other similarly situated public companies.

Proposal No. 4F: Delaware as Exclusive Forum

Description of Amendment

New OmniAb’s Proposed Certificate of Incorporation provides that, unless New OmniAb consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (A) any derivative action or proceeding brought on behalf of New OmniAb; (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or any stockholder to New OmniAb or New OmniAb’s stockholders; (C) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws (as each may be amended from time to time); (D) any action asserting a claim against New OmniAb governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law. However, this provision will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. In addition, unless New OmniAb consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Reasons for Amendment

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New OmniAb in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The APAC Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New OmniAb will be incorporated in Delaware.

Vote Required

The approval of the Governance Proposal requires an ordinary resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. A broker non-vote, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting.

As discussed above, a vote to approve the Governance Proposal is an advisory vote, and therefore, is not binding on APAC, New OmniAb or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, APAC and New OmniAb intend that the Proposed Certificate of Incorporation and the Proposed Bylaws, in the forms set forth on Annex H and Annex I, respectively, and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of the Organizational Documents Proposal and other Condition Precedent Approvals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to approve each of the following proposals (Organizational Proposals No. 4A — 4F):

Proposal No. 4A: Change the Authorized Capital Stock

To approve and adopt provisions in the Proposed Certificate of Incorporation to authorize the change in the authorized capital stock of APAC from (i) 500,000,000 APAC Class A Ordinary Shares, 50,000,000 APAC Class B Ordinary Shares and 5,000,000 preference shares, par value $0.0001 per share, of APAC to (ii) 1,000,000,000 shares of New OmniAb common stock and 100,000,000 shares of New OmniAb preferred stock.

Proposal No. 4B: Change the Stockholder Vote Required to Amend the Certificate of Incorporation

To approve and adopt provisions in the Proposed Certificate of Incorporation to require that the affirmative vote of holders of at least 66 2/3% of the voting power of all then-outstanding New OmniAb Common Stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal the Proposed Bylaws and the provisions in the Proposed Certificate of Incorporation related to preferred stock, the board of directors, stockholders, limitation on liability and indemnification of directors, forum selection and amendments to the Proposed Certificate.

Proposal No. 4C: Establish a Classified Board of Directors

To approve and adopt provisions in the Proposed Certificate of Incorporation to would divide the New OmniAb Board of directors into three classes, with only one class of directors being elected in each year and each class serving a three-year term.

Proposal No. 4D: Action by Written Consent Stockholders

To approve and adopt provisions in the Proposed Certificate of Incorporation to provide that any action required or permitted to be taken by the New OmniAb Stockholders may be effected at a duly called annual or special meeting of such stockholders, and may not be taken by written consent.

Proposal No. 4E: Removal of Directors

To approve and adopt provisions in the Proposed Certificate of Incorporation to require the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of New OmniAb entitled to vote to remove a director for cause.

Proposal No. 4F: Delaware as Exclusive Forum

To approve and adopt provisions in the Proposed Certificate of Incorporation to provide that, unless New OmniAb consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the types of actions or proceedings under Delaware statutory or common law for the actions described in the proxy statement/prospectus/information statement.

Recommendation of the APAC Board

THE APAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT APAC SHAREHOLDERS VOTE “FOR” THE GOVERNANCE PROPOSAL.

SHAREHOLDER PROPOSAL NO. 5 — THE STOCK ISSUANCE PROPOSAL

Overview

As discussed in this proxy statement/prospectus/information statement, APAC is asking its shareholders to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of New OmniAb Common Stock in connection with the Domestication, the Forward Purchase, the Redemption Backstop and the Merger.

Assuming the Business Combination Proposal is approved, New OmniAb will issue (a) 23,000,000 shares of New OmniAb Common Stock in connection with the Domestication to shareholders of APAC and (b) additional shares of New OmniAb Common Stock in connection with the Closing to the Sponsor in connection with the Forward Purchase and the Redemption Backstop, if any, and to OmniAb’s stockholders and holders of OmniAb Equity Awards (as of immediately after consummation of the Distribution) pursuant to the Merger Agreement. For the avoidance of doubt, references to OmniAb stockholders in this proposal are intended to refer to such holders after giving effect to the Distribution.

Based on the assumptions set forth in this proxy statement/prospectus/information statement, APAC expects 97,431,855 shares of New OmniAb Common Stock to be issued as consideration to OmniAb’s stockholders (as of immediately after consummation of the Distribution) in the Merger.

APAC has also entered into the A&R FPA with Sponsor, pursuant to which New OmniAb will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock (together with 1,666,667 New OmniAb Warrants) for an aggregate purchase price of $15,000,000 in connection with the Forward Purchase. In addition to the Forward Purchase, pursuant to the A&R FPA the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock (together with up to an additional 1,666,667 New OmniAb Warrants) in connection with the Redemption Backstop, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000. The terms of the stock consideration in the Business Combination, the Forward Purchase and the Redemption Backstop are complex and only briefly summarized above. For further information, please see the full text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus/information statement and the A&R FPA, which is attached as Annex D to this proxy statement/prospectus/information statement. The discussion herein is qualified in its entirety by reference to such documents.

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. Collectively, New OmniAb may issue 20% or more of our outstanding common stock or securities representing 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of New OmniAb Common Stock in connection with the Business Combination, the Forward Purchase and the Redemption Backstop.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required where the issuance of securities will result in a change of control. Because the issuances to OmniAb stockholders in the Business Combination and to the Sponsor in connection with the Forward Purchase and Redemption Backstop, in each case as described above, will result in a majority of the outstanding New OmniAb Common Stock being held by the OmniAb stockholders immediately after consummation of the Business Combination, such issuances may be deemed a change of control. Therefore, we are seeking the approval of our shareholders.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

In the event that this proposal is not approved by APAC shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by APAC shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New OmniAb Common Stock pursuant to the Merger Agreement, the Forward Purchase or Redemption Backstop, such shares of New OmniAb Common Stock will not be issued.

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted and the Business Combination are consummated, it is estimated that up to 97,431,885 shares of New OmniAb Common Stock could be issued pursuant to the terms of the Merger Agreement as stock consideration in the Business Combination, which collectively represents approximately 424% of the 23,000,000 APAC Class A Ordinary Shares outstanding on the date hereof. Additionally, in connection with the Forward Purchase, New OmniAb will issue 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock and in connection with the Redemption Backstop, New OmniAb may issue up to 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants, for an aggregate additional purchase price of up to $100,000,000. Also, in connection with the split of current Ligand equity awards into (i) a new Ligand equity award and (ii) a New OmniAb Equity Award, up to 11,430,580 shares of New OmniAb Common Stock underlying the New OmniAb Equity Awards could be issued. The issuance of such shares would result in significant dilution to New OmniAb’s stockholders, and would afford New OmniAb’s stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of New OmniAb.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Stock Issuance Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other proposals presented at the extraordinary general meeting is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of APAC’s ordinary shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of APAC common stock pursuant to the Merger Agreement and in connection with the Domestication, the Forward Purchase, the Redemption Backstop and the Merger, including to existing APAC shareholders, OmniAb stockholders, holders of OmniAb Equity Awards and the Sponsor be approved in all respects.”

Recommendation of the APAC Board

THE APAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT APAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1—The Business Combination Proposal—Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SHAREHOLDER PROPOSAL NO. 6 — THE INCENTIVE PLAN PROPOSAL

Overview

APAC is asking its shareholders to approve the OmniAb, Inc. 2022 Incentive Award Plan (the “2022 Plan”) and the material terms thereunder. The APAC Board adopted and approved the 2022 Plan prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The 2022 Plan will become effective, if at all, upon the Closing of the Business Combination, subject to consummation of the Business Combination and subject to APAC shareholder approval. If the 2022 Plan is not approved by APAC’s shareholders, or if the Merger Agreement is terminated prior to the consummation of the Business Combination, the 2022 Plan will not become effective. The provisions of the 2022 Plan give effect to the Domestication and references in the 2022 Plan and this proposal to APAC are to New OmniAb and to shares are to New OmniAb Common Stock.

Following the Distribution, OmniAb will maintain the OmniAb, Inc. 2022 Incentive Award Plan (Ligand Service Provider Awards), the OmniAb, Inc. 2022 Incentive Award Plan (OmniAb Service Provider Awards) and the Gustafson Inducement Award (the “OmniAb Plans”), as described under the heading “Executive and Director Compensation of OmniAb—Equity Compensation Plans.” APAC does not maintain any incentive plans. In connection with the Business Combination, APAC will assume the OmniAb Plans and all awards outstanding under the OmniAb Plans. Following the Distribution, no future awards will be granted under the OmniAb Plans, but all awards under the OmniAb Plans that are outstanding as of the Closing will continue to be governed by the terms, conditions and procedures set forth in the OmniAb Plans and any applicable award agreements, as those terms may be equitably adjusted in connection with the Business Combination, as described in this proxy statement/prospectus/information statement under the heading “Executive and Director Compensation of OmniAb — Treatment of Outstanding Equity Awards at the Time of the Distribution.”

The 2022 Plan is described in more detail below. A copy of the 2022 Plan is attached to this proxy statement/prospectus/information statement as Annex L.

The 2022 Plan

The purpose of the 2022 Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to us by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. The APAC Board believes that equity awards will be necessary for us to remain competitive in our industry and will be essential to recruiting and retaining highly qualified employees to help us meet our goals.

Description of the Material Features of the 2022 Plan

This section summarizes certain principal features of the 2022 Plan. The summary is qualified in its entirety by reference to the complete text of the 2022 Plan.

Eligibility and Administration

Employees, consultants and directors of the combined company and its subsidiaries will be eligible to receive awards under the 2022 Plan. Following the Closing, the combined company is expected to have approximately [●] employees, [●] non-employee directors and [●] other individual service providers who will be eligible to receive awards under the 2022 Plan.

Following the Closing, the 2022 Plan will be administered by the New OmniAb Board, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator), subject to the limitations imposed under the 2022 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2022 Plan, to interpret the 2022 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2022 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2022 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2022 Plan.

Shares Available for Awards

The initial aggregate number of shares of New OmniAb Common Stock that will be available for issuance under the 2022 Plan will be equal to the sum of (i) 14% of the number of fully-diluted shares of New OmniAb Common Stock outstanding as of the Closing, and (ii) any shares which, as of the effective date of the 2022 Plan, are subject to awards under the OmniAb Plans which, on or following the effective date of the 2022 Plan, become available for issuance pursuant to the 2022 Plan recycling provisions, described below. In addition, the number of shares of our common stock available for issuance under the 2022 Plan will be annually increased on January 1 of each calendar year beginning in 2023 and ending in 2032 by an amount equal to the lesser of (i) a number equal to 5% of the fully-diluted shares on the final day of the immediately preceding calendar year or (ii) such smaller number of shares as is determined by the New OmniAb Board. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the 2022 Plan, will be [●]. The number of shares that may be issued under the 2022 Plan shall not exceed an aggregate of [●] shares.

If an award under the 2022 Plan or the OmniAb Plans expires, lapses or is terminated, exchanged for or settled in cash, any shares subject to such award (or portion thereof) may, to the extent of such expiration, lapse, termination or cash settlement, be used again for new grants under the 2022 Plan. Shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award under the 2022 Plan or the OmniAb Plans may, to the extent of such tender or withholding, be used for new grants under the 2022 Plan. Further, the payment of dividend equivalents in cash in conjunction with any awards under the 2022 Plan will not reduce the shares available for grant under the 2022 Plan.

Awards granted under the 2022 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2022 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The 2022 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year, or director limit, may not exceed an amount equal to $750,000 (increased to $1,000,000 in the calendar year of a non-employee director’s initial service as a non-employee director or any calendar year during which a non-employee director serves as chairman of the board or lead independent director) (which limits shall not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation).

Awards

The 2022 Plan provides for the grant of stock options, including ISOs and nonqualified stock options (“NSOs”), SARs, restricted stock, dividend equivalents, restricted stock units (“RSUs”) and other stock or cash based awards. Certain awards under the 2022 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2022 Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.

●	Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Unless otherwise determined by the board, the exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).
●	Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions.

●	RSUs. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2022 Plan.
●	Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.
●	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents payable with respect to an award prior to the vesting of such award instead will be paid out to the participant only to the extent that the vesting conditions are subsequently satisfied and the award vests.

Certain Transactions

The plan administrator has broad discretion to take action under the 2022 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2022 Plan and outstanding awards. In the event of a change in control (as defined in the 2022 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction.

Repricing

The New OmniAb Board may, without approval of the stockholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Plan Amendment and Termination

The New OmniAb Board or its compensation committee may amend or terminate the 2022 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2022 Plan, may materially and adversely affect an award outstanding under the 2022 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2022 Plan will remain in effect until the tenth anniversary of the earlier of the date the APAC Board adopted the 2022 Plan or the date the APAC shareholders approve the 2022 Plan, unless earlier terminated. No awards may be granted under the 2022 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any company clawback policy as set forth in such clawback policy or the applicable award agreement. Awards under the 2022 Plan are generally non-transferable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2022 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2022 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

●	Non-Qualified Stock Options. If an optionee is granted an NSO under the 2022 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in our common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. Our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.
●	Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.
●	Other Awards. The current federal income tax consequences of other awards authorized under the 2022 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. Our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the 2022 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2022 Plan and awards granted under the 2022 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2022 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

Grants under the 2022 Plan will be made at the discretion of the plan administrator and are not currently determinable. The value of the awards granted under the 2022 Plan will depend on a number of factors, including the fair market value of the New OmniAb

Common Stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Closing is conditioned on the approval of each of the Condition Precedent Proposals. It is important for you to note that in the event that the Condition Precedent Proposals do not receive the requisite vote for approval, APAC will not consummate the Business Combination.

Recommendation of the APAC Board

THE APAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT APAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

SHAREHOLDER PROPOSAL NO. 7 — THE ESPP PROPOSAL

Overview

APAC is asking its shareholders to approve the OmniAb, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereunder. The APAC Board adopted and approved the ESPP prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The ESPP will become effective, if at all, upon the Closing of the Business Combination, subject to consummation of the Business Combination and subject to APAC shareholder approval. If the ESPP is not approved by APAC’s shareholders, or if the Merger Agreement is terminated prior to the consummation of the Business Combination, the ESPP will not become effective. The provisions of the ESPP give effect to the Domestication and references in the ESPP and this proposal to APAC are to New OmniAb and to shares are to New OmniAb Common Stock.

The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus/information statement as Annex P.

The ESPP

The purpose of the ESPP is to provide our employees with the opportunity to purchase APAC Domesticated Common Stock through accumulated payroll deductions. We believe that the ESPP is a key factor in retaining our existing employees, recruiting and retaining new employees and aligning the interests of our employees with those of our stockholders.

Description of the Material Features of the ESPP

This section summarizes certain principal features of the ESPP. This summary is qualified in its entirety by reference to the complete text of the ESPP.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant purchase rights under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (i) the grant of purchase rights to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (ii) the grant of purchase rights that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the United States who do not benefit from favorable U.S. tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where possible under local law and custom, we expect that the Non-Section 423 Component generally will be operated and administered on terms and conditions similar to the Section 423 Component.

Administration

The human capital management and compensation committee of the New OmniAb Board, or any other committee to whom the New OmniAb Board delegates such power or authority, will serve as the administrator of the ESPP. The plan administrator may delegate administrative tasks under the ESPP to agents or employees to assist in the administration of the ESPP. Subject to the terms and conditions of the ESPP, the plan administrator has the authority to determine when rights to purchase shares will be offered and the provisions of each offering under the ESPP, to determine which subsidiaries will participate as “designated subsidiaries” in the ESPP (including in the Non-Section 423 and the Section 423 Components), and to make all other determinations and to take all other actions necessary or advisable for the administration of the ESPP. The plan administrator is also authorized to establish, amend or revoke rules relating to administration of the ESPP and to adopt annexes or sub-plans that apply to certain participating subsidiaries or jurisdictions.

Shares Available for Awards

The aggregate number of shares of our common stock that may be issued pursuant to rights granted under the ESPP will equal 1.5% of the number of fully-diluted shares of New OmniAb Common Stock outstanding as of the Closing. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on (and including) January 1, 2032, the number of shares available for issuance under the ESPP will be increased by a number of shares equal to the lesser of (i) 1% of the fully diluted shares outstanding on the final day of the immediately preceding calendar year, and (ii) such smaller number of shares as determined by the New OmniAb Board. If any right granted under the ESPP terminates for any reason without having been exercised, the shares subject thereto that are not purchased under such right will again be available for issuance under the ESPP. Notwithstanding the foregoing, no more than [ ● ] shares of common stock may be issued under the Section 423 Component of the ESPP.

Eligible Employees

Employees eligible to participate in the ESPP for a given offering generally include employees who are employed by us or one of our designated subsidiaries on the first trading day of the offering period, or the enrollment date. However, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all classes of our or one of our subsidiaries’ stock will not be allowed to participate in the ESPP (unless otherwise required under applicable law). In addition, the plan administrator may provide that an employee may not be eligible to participate in an offering under the Section 423 Component if the employee is a citizen or resident of a non-U.S. jurisdiction and the grant of a right to purchase shares would be prohibited under applicable law or would cause the Section 423 Component (or any offering thereunder) to violate the requirements of Section 423 of the Code. Additionally, the plan administrator may provide that certain highly compensated, seasonal and/or part-time employees may not be eligible to participate in an offering or, with respect to offerings under the Non-Section 423 Component, that only certain employees are eligible to participate in such offerings (regardless of the foregoing rules).

Following the Closing, the combined company is expected to have approximately [ ● ] employees who will be eligible to participate in the ESPP.

Participation; Offerings; Purchase Periods

Employees may become participants in the ESPP for an offering period by completing a subscription agreement prior to the enrollment date of the applicable offering period, which will designate a whole percentage of the employee’s compensation to be withheld by us as payroll deductions under the ESPP during the offering period.

●	Offerings; Purchase Periods. Under the ESPP, participants are offered the right to purchase shares of our common stock at a discount during a series of offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to twenty-seven (27) months long. Accumulated employee payroll deductions will be used to purchase shares of our common stock on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offerings.
●	Enrollment and Contributions. The ESPP permits participants to purchase our common stock through payroll deductions of a whole percentage of their eligible compensation, which may not be less than 1% and may be up to a maximum percentage determined by the plan administrator (which, in the absence of a contrary designation, will be 20% of eligible compensation). The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be 100,000 shares for an offering period and 100,000 shares for a purchase period. In addition, a participant may not, with respect to the Section 423 Component, subscribe for more than $25,000 worth of shares under the ESPP per calendar year in which such rights to purchase stock are outstanding (considered together with any other ESPP maintained by us or certain parent or subsidiary entities) based on the fair market value of the shares at the time the purchase right is granted.
●	Purchase Rights. On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. Unless a participant has previously withdrawn his or her participation in, or has otherwise become ineligible to participate in, the ESPP prior to any applicable purchase date, the option will be exercised on the applicable purchase date(s) during the offering period to the extent of the payroll deductions accumulated during the offering period. The participant will purchase the maximum number of whole shares of our common stock that his or her accumulated payroll deductions will buy at the purchase price, subject to the participation limitations described above, and any fractional shares will be credited to the participant’s account and carried forward and applied toward the purchase of whole shares on the next purchase date, unless the plan administrator provides that such amounts should be returned to the participant in a lump sum.
●	Purchase Price. The purchase price for each offering period will be designated by the plan administrator in the applicable offering document (which purchase price, for purposes of the Section 423 Component, will not be less than 85% of the closing trading price of a share of our common stock on the enrollment date or purchase date of the applicable offering period, whichever is lower) or, in the absence of a designation by the plan administrator, the purchase price will be the lower of 85% of the closing trading price per share of our common stock on the enrollment date of the applicable offering period or 85% of the closing trading price per share on the applicable purchase date, which will be the last trading day of each purchase period.
●	Payroll Deduction Changes; Withdrawals; Terminations of Employment. A participant may decrease (but not increase) or suspend his or her payroll deductions once during any offering period. In addition, a participant may withdraw his or her participation from the ESPP at any time by submitting written notice to us at least one week prior to the end of the then-current offering period for the offering in which such participant is enrolled. Upon any withdrawal, the participant will receive a refund of the participant’s account balance in cash, and his or her payroll deductions shall cease. Participation in the ESPP ends automatically upon a participant’s termination of employment.

Transfer Restrictions

A participant may not transfer (other than by will or the laws of descent and distribution) any right granted under the ESPP and, during a participant’s lifetime, purchase rights granted under the ESPP shall be exercisable only by such participant.

Adjustments; Changes in Capitalization

In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the ESPP administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control or change in applicable law or accounting principles, the plan administrator may, in order to prevent the dilution or enlargement of intended benefits under the ESPP or facilitate or give effect to such transactions, events or changes, provide for one or more of the following: (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Amendment and Termination

The plan administrator may amend, suspend or terminate the ESPP at any time, subject to stockholder approval to increase the number (or change the type) of securities that may be issued under the ESPP or to change the corporations or classes of corporations whose employees may be granted rights under the ESPP.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to participation in the ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Section 423 Component. The Section 423 Component of the ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

For federal income tax purposes, a participant in the Section 423 Component of the ESPP generally will not recognize taxable income on the grant of an option under the ESPP, nor will we be entitled to any deduction at that time. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise.

If stock acquired upon exercise of an option acquired under the Section 423 Component of the ESPP is held for a minimum of two years from the date of grant and one (1) year from the date of exercise, the participant (or the participant’s estate) will recognize ordinary income measured as the lesser of (i) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (ii) the excess of the fair market value of the shares on the date the option was granted over the purchase price. Any additional gain will be treated as long-term capital gain.

If the holding period requirements are not met, the participant will recognize ordinary income at the time of the disposition equal to the excess of the fair market value of the shares on the date the option is exercised over the purchase price, with any remaining gain or loss being treated as capital gain or capital loss. However, if the holding period requirements are not met and the amount realized at the time of disposition is less than the fair market value of the shares at the time of exercise, the participant will recognize ordinary income to the extent of the excess of the fair market value of such shares on the date the option was exercised over the purchase price for such shares, and a capital loss to the extent the fair market value of such shares on the exercise date exceeds the amount realized upon disposition.

We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an option or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Non-Section 423 Component. The Non-Section 423 Component of the ESPP is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Accordingly, certain tax benefits available to participants in a Section 423 plan are not available under the Non-Section 423 Component of the ESPP.

For federal income tax purposes, a participant in the Non-Section 423 Component of the ESPP generally will not recognize taxable income on the grant of an option under the ESPP, nor will we be entitled to any deduction at that time. Upon the exercise of an ESPP option, a participant will recognize ordinary income, and we will be entitled to a corresponding deduction, in an amount equal to the difference between the fair market value of the shares of our common stock on the exercise date and the purchase price paid for the shares. A participant’s basis in shares of our common stock received on exercise, for purposes of determining the participant’s gain or loss on subsequent disposition of such shares of our common stock, generally, will be the fair market value of the shares of our common stock on the date the participant exercises his or her option.

Upon the subsequent sale of the shares acquired upon the exercise of an option acquired under the Non-Section 423 Component of the ESPP, the participant will recognize capital gain or loss (long-term or short-term, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them).

We or our subsidiaries or affiliates will generally be entitled to a federal income tax deduction upon the exercise of the option to the extent that the participant recognizes ordinary income.

New Plan Benefits

Because the number of shares that may be purchased under the ESPP will depend on each employee’s voluntary election to participate and on the fair market value of our common stock at various future dates, the actual number of shares that may be purchased by any individual cannot be determined in advance.

Vote Required for Approval

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Closing is conditioned on the approval of each of the Condition Precedent Proposals. It is important for you to note that in the event that the Condition Precedent Proposals do not receive the requisite vote for approval, APAC will not consummate the Business Combination.

Recommendation of the APAC Board

THE APAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT APAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

SHAREHOLDER PROPOSAL NO. 8 — THE DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal — to consider and vote upon a proposal, assuming the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposal, to elect seven directors who, upon consummation of the Business Combination, will be the directors of New OmniAb (the “Director Election Proposal”).

APAC’s shareholders are also being asked to approve, by ordinary resolution, the Director Election Proposal.

Nominees

The New OmniAb Board following consummation of the Business Combination will consist of seven directors:

(i)six of whom who have been designated by OmniAb and who will initially be Carolyn Bertozzi, Sarah Boyce, Jennifer Cochran, Matthew W. Foehr, John L. Higgins and Sunil Patel, and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents; and
(ii)one of whom has been designated by APAC and who will initially be [ ● ] and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents, subject to the right of the Sponsor to appoint a director pursuant to the A&R Registration Rights Agreement.

Accordingly, the APAC Board has nominated each of Carolyn Bertozzi, Ph.D., Sarah Boyce, Jennifer Cochran, Ph.D., Matthew W. Foehr, John L. Higgins, Sunil Patel and [ ● ] to serve as directors of the New OmniAb Board upon the consummation of the Business Combination, with John L. Higgins to serve as the Chairperson of the New OmniAb Board, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. If all of the director nominees are elected, Matthew W. Foehr and Jennifer Cochran will be Class I directors serving until the annual meeting of stockholders to be held in 2023, Sarah Boyce and Sunil Patel will be Class II directors serving until the annual meeting to be held in 2024 and John L. Higgins, Carolyn Bertozzi, and [●] will be Class III directors serving until the annual meeting to be held in 2025 and, in each case, until their successors are elected and qualified or until their earlier death, resignation, retirement or removal for cause.

For more information on the experience of each of these director nominees, please see the section titled “Management of New OmniAb after the Business Combination” of this proxy statement/prospectus/information statement.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Pursuant to the Cayman Constitutional Documents, only the holders of the APAC Class B Ordinary Shares are entitled to vote on the Director Election Proposal.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Approvals. Therefore, if the Condition Precedent Approvals are not approved, the Director Election Proposal will have no effect, even if approved by holders of the APAC Class B Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the seven (7) persons listed below be elected to serve on New OmniAb Board upon the consummation of the Business Combination to serve staggered terms until the 2023, 2024 and 2025 annual meetings of stockholders, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause:

Name of Director	Position
Matthew W. Foehr	Class I Director and Chief Executive Officer
John L. Higgins	Class III Director, Chairman of the New OmniAb Board
Carolyn Bertozzi, Ph.D.	Class III Director
Sarah Boyce	Class II Director
Jennifer Cochran, Ph.D.	Class I Director
Sunil Patel	Class II Director
[ ● ]	Class III Director

Recommendation of the APAC Board

THE APAC BOARD UNANIMOUSLY RECOMMENDS THAT APAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1—The Business Combination Proposal—Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

SHAREHOLDER PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the APAC Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to constitute a quorum or to approve any of the proposals presented at the extraordinary general meeting. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes that would increase the likelihood of obtaining a favorable vote on the proposals presented at the extraordinary general meeting. See “Proposal No. 1 — The Business Combination Proposal - Interests of APAC’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the APAC Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to constitute a quorum or to approve any of the proposals presented at the extraordinary general meeting. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes to constitute a quorum or to approve one or more proposals at the extraordinary general meeting be approved.”

Recommendation of the APAC Board

THE APAC BOARD UNANIMOUSLY RECOMMENDS THAT APAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of APAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of APAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, APAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal No. 1 — The Business Combination Proposal — Interests of APAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO APAC SHAREHOLDERS

The following is a summary of the material U.S. federal income tax consequences to beneficial owners (“Holders”) of APAC Class A Ordinary Shares and APAC Public Warrants (collectively, “APAC Public Securities”) immediately prior to the Business Combination with respect to the (i) Domestication, (ii) the exercise of redemption rights, and (iii) the ownership and disposition of New OmniAb Common Stock and New OmniAb Warrants (collectively, the “New OmniAb Securities”) following the Business Combination.

This discussion applies only to APAC Public Securities that are held as “capital assets” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the provisions of the Code, U.S. Treasury Regulations, administrative rules, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements set forth herein. APAC has not sought, and will not seek, any rulings from the IRS with respect to the statements made and the positions or conclusions described in this summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS or a court will agree with such statements, positions and conclusions.

The following discussion does not purport to be a complete analysis of all potential tax effects resulting from the completion of the Business Combination and does not address the tax treatment of any other transactions occurring in connection with the Business Combination. Furthermore, it does not address all aspects of U.S. federal income taxation that may be relevant to particular Holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state, local, or non-U.S. tax laws, any tax treaties or tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

●	banks, insurance companies, or other financial institutions;
●	tax-exempt or governmental organizations;
●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
●	dealers in securities or foreign currencies;
●	persons whose functional currency is not the U.S. dollar;
●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	persons deemed to sell APAC Public Securities under the constructive sale provisions of the Code;
●	persons that acquired APAC Public Securities through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
●	persons that hold APAC Public Securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, or other integrated investment or risk reduction transaction;
●	certain former citizens or long-term residents of the United States;
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
●	except as specifically provided below, persons that actually or constructively hold 5% or more (by vote or value) of any class of shares of APAC or New OmniAb;

●	the holders of APAC founder shares, and APAC’s or New OmniAb’s Sponsor, officers or directors; or
●	S-corporations, partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds APAC Public Securities (or New OmniAb Securities), the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding APAC Public Securities (or New OmniAb Securities) should consult with, and rely solely upon, their tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

INVESTORS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Taxation of U.S. Holders

This section applies to you if you are a “U.S. Holder.”

For purposes of this discussion, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.

ALL HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

The Domestication

The discussion under this heading “—U.S. Federal Income Taxation of U.S. Holders—The Domestication” constitutes the opinion of Weil, Gotshal & Manges LLP, U.S. tax counsel, insofar as it discusses the material U.S. federal income tax consequences applicable to U.S. Holders of APAC Public Securities as a result of the Domestication, based on, and subject to, customary assumptions, qualifications, and, and the assumptions, qualifications, and limitations herein. The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (such a reorganization, an “F Reorganization”). Pursuant to the Domestication, APAC will change its jurisdiction of incorporation and its name (to New OmniAb). The Domestication will qualify as an F Reorganization.

Under generally applicable tax rules, if the Domestication qualifies as an F Reorganization, for U.S. federal income tax purposes:

●	APAC should be treated (i) as having transferred all of its assets and liabilities to New OmniAb in exchange for all of the outstanding common stock of New OmniAb, and then (ii) as having distributed the common stock to the shareholders APAC in liquidation of APAC, and the taxable year of APAC should end on the date of the Domestication;
●	subject to certain rules discussed under “—U.S. Federal Income Taxation of U.S. Holders—Effects of Section 367(b)” and “—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Rules” below, a U.S. Holder that exchanges its APAC Public Securities for New OmniAb Securities in the Domestication should not recognize any gain or loss on such exchange;
●	subject to certain rules discussed under “—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Rules” below, the tax basis of a New OmniAb Security received by a U.S. Holder in the Domestication should be equal to the U.S. Holder’s adjusted tax basis in the APAC Public Security surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder pursuant to Section 367(b) of the Code; and
●	the holding period for a New OmniAb Security as received by a U.S. Holder should include such U.S. Holder’s holding period for the APAC Public Security surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, subject to the PFIC rules discussed below, a U.S. Holder generally would recognize gain or loss with respect to each of its APAC Public Securities in an amount equal to the difference, if any, between the fair market value of the corresponding New OmniAb Securities received in the Domestication and the U.S. Holder’s adjusted tax basis in the APAC Public Securities surrendered in exchange therefor. In such event, such U.S. Holder’s tax basis in the New OmniAb Securities received in the Domestication would be equal to the fair market value of that New OmniAb Securities on the date of the Domestication, and such U.S. Holder’s holding period for the New OmniAb Securities received in the Domestication would begin on the day following the date of the Domestication.

Because the Domestication will occur prior to the redemption of New OmniAb Common Stock described in the subsection of this proxy statement/prospectus/information statement entitled “Extraordinary General Meeting of APAC—Redemption Rights,” U.S. Holders exercising their redemption rights with respect to their New OmniAb Common Stock will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising their redemption rights with respect to their New OmniAb Common Stock should consult with, and rely solely upon, their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

THE RULES GOVERNING THE U.S. FEDERAL INCOME TAX TREATMENT OF THE DOMESTICATION ARE COMPLEX. U.S. HOLDERS OF APAC PUBLIC SECURITIES SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS REGARDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE DOMESTICATION, INCLUDING IF IT WERE TO FAIL TO QUALIFY AS AN F REORGANIZATION.

Effects of Section 367(b)

Section 367(b) of the Code applies to certain non-recognition transactions involving foreign corporations, including the domestication of a foreign corporation in an F Reorganization. When it applies, Section 367(b) imposes U.S. federal income tax on certain U.S. persons in connection with transactions that otherwise would generally be tax-free. Section 367(b) may apply with respect to U.S. Holders on the date of the Domestication. Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to their New OmniAb Common Stock, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication.

A.	U.S. Holders that Own Less than 10 Percent (by Vote and Value) of APAC

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively, including by taking into account a U.S. Holder’s ownership of APAC Public Warrants) APAC Class A Ordinary Shares with a fair market value of $50,000 or more but with less than 10% of the total combined voting power of all classes of APAC Class A Ordinary Shares entitled to vote and less than 10% of the total value of all classes of APAC Class A Ordinary Shares, will recognize gain (but not loss) with respect to the

Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder, as described below.

Unless a U.S. Holder makes the “all earnings and profits” election described below, such U.S. Holder generally must recognize gain (but not loss) with respect to its New OmniAb Common Stock and New OmniAb Warrants received in the Domestication in an amount equal to the excess of the fair market value of such New OmniAb Common Stock and New OmniAb Warrants over the U.S. Holder’s adjusted tax basis in the APAC Class A Ordinary Shares and APAC Public Warrants surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain, and would be long-term capital gain if the U.S. Holder held the APAC Public Securities for longer than one year (subject to the suspension of the applicable holding period for the reasons described in “—U.S. Federal Income Taxation of U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New OmniAb Securities” below).

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its APAC Public Securities under Section 367(b) of the Code. There are, however, strict conditions for making this election. The election must comply with applicable U.S. Treasury Regulations and generally must include, among other things, (i) a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable U.S. Treasury Regulations), (ii) a complete description of the Domestication, (iii) a description of any stock, securities or other consideration transferred or received in the Domestication, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from New OmniAb establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s APAC Public Securities and (B) a representation that the U.S. Holder has notified New OmniAb that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder’s U.S. federal income tax return or otherwise furnished pursuant to the Code or the U.S. Treasury Regulations. APAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

The election must be attached by the electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice that it is making the election to New OmniAb no later than the date such tax return is filed. In connection with this election, we intend to provide each U.S. Holder eligible to make such an election with information regarding APAC’s earnings and profits upon written request.

EACH U.S. HOLDER SHOULD CONSULT WITH, AND RELY SOLELY UPON, ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING THE ELECTION DESCRIBED HEREIN AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

B.	U.S. Holders that Own APAC Public Securities with a Fair Market Value of Less than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) APAC Public Securities with a fair market value of less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication or to include any part of the “all earnings and profits amount” in income.

ALL U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367(b) OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

Passive Foreign Investment Company Rules

In addition to the discussion under “—U.S. Federal Income Taxation of U.S. Holders—Effects of Section 367(b),” the Domestication may also be a taxable event for U.S. Holders under the “passive foreign investment company” (or “PFIC”) provisions of the Code to the extent APAC is treated as a PFIC.

A.	PFIC Status of APAC

In general, a foreign (i.e., non-U.S.) corporation will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either: (i) at least 75% of its gross income for such taxable year consists of passive income (e.g., dividends, interest, rents (other than rents derived from the active conduct of a trade or business), and gains from the disposition of passive assets) or (ii) the average percentage (ordinarily averaged quarterly over the year) by value of its assets during such taxable year that produce or are held for the production of passive income is at least 50%.

Because APAC is a blank check company, with no current active business, APAC believes that it is likely to may exceed the thresholds of the PFIC asset or income test for our current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. While APAC believes that it may be eligible for the start-up exception, the application of such exception is subject to uncertainty and there can be no assurance with respect to APAC’s status as a PFIC for the 2021 taxable year or the 2022 taxable year (APAC’s current taxable year that is expected to end on the date of the Domestication).

B.	Effects of PFIC Rules on the Domestication

Section 1291(f) of the Code requires that, to the extent provided in U.S. Treasury Regulations, a U.S. Holder that disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final U.S. Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed U.S. Treasury Regulations under Section 1291(f) of the Code have been promulgated, with a retroactive effective date once they become final. If finalized in their proposed form, those proposed U.S. Treasury Regulations may require taxable gain recognition by a U.S. Holder with respect to its exchange of APAC Public Securities for New OmniAb Securities in the Domestication if APAC were classified as a PFIC at any time during such U.S. Holder’s holding period for such APAC Public Securities. The U.S. tax on any such recognized gain would be imposed based on a complex set of computational rules. However, as discussed in more detail below, a U.S. Holder may be able to avoid the PFIC gain and other tax consequences described below with respect to its APAC Public Securities if such U.S. Holder either (i) is eligible to and makes a timely and valid QEF Election (as defined and described below) in the first taxable year in which such U.S. Holder held (or was deemed to hold) APAC Public Securities and in which APAC was classified as a PFIC or (ii) makes a Mark-to-Market Election (as defined and described below) with respect to its APAC Public Securities.

Under these rules:

●	the U.S. Holder’s gain would be allocated ratably over the U.S. Holder’s aggregate holding period for such U.S. Holder’s APAC Class A Ordinary Shares;
●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder realized the gain, or to the portion of the U.S. Holder’s holding period prior to the first day of APAC’s taxable year in which APAC was a PFIC, would be taxed as ordinary income; and
●	the amount of gain allocated to each of the other taxable years (or portions thereof) of the U.S. Holder would be subject to tax at the highest rate of tax in effect for the U.S. Holder for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year (or portion thereof).

The proposed U.S. Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed U.S. Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under “—Effects of Section 367(b),” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.

It is not possible to predict whether, in what form, and with what effective date the proposed U.S. Treasury Regulations under Section 1291(f) of the Code will become final. Therefore, U.S. Holders of APAC Public Securities that have not made a timely QEF Election or a Mark-to-Market Election (both as defined and described below) may, pursuant to the proposed U.S. Treasury Regulations, be subject to taxation on the Domestication to the extent their APAC Class A Ordinary Shares or APAC Public Warrants have a fair market value in excess of their tax basis.

C.	QEF Election with Respect to APAC Public Securities

The impact of the PFIC rules on a U.S. Holder with respect to its APAC Class A Ordinary Shares will depend on whether such U.S. Holder is eligible to and makes a timely and valid election to treat APAC as a “qualified electing fund” under Section 1295 of the Code (which we refer to as a “QEF Election”) for the first taxable year in which such U.S. Holder held (or was deemed to hold) APAC Class A Ordinary Shares and APAC is classified as a PFIC. Generally, a QEF Election should be made on or before the due date for filing such U.S. Holder’s U.S. federal income tax return for such taxable year. A QEF Election is made by an individual U.S. Holder (and, once made, can be revoked only with the consent of the IRS) and generally requires such U.S. Holder to include annually in gross income its pro rata share of the ordinary earnings (as ordinary income) and net capital gains (as long-term capital gain), if any, of APAC, regardless of whether APAC makes distributions to such U.S. Holder. However, in order to comply with the QEF Election requirements, a U.S. Holder must receive a PFIC annual information statement from APAC. Upon written request, APAC will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF Election. There is no assurance, however, that APAC will timely provide such required information.

The application of the PFIC rules to APAC Public Warrants is uncertain. However, a U.S. Holder may not make a QEF Election with respect to its APAC Public Warrants. As a result, if a U.S. Holder sells or otherwise disposes of APAC Public Warrants (other than upon exercise of such warrants for cash) and APAC was a PFIC at any time during the period the U.S. Holder held the APAC Public Warrants, any gain recognized may be subject to the special tax and interest charge rules treating the gain as an excess distribution. If a U.S. Holder that exercises such warrants properly makes a QEF Election with respect to the New OmniAb Common Stock (or has previously made a QEF Election with respect to the APAC Class A Ordinary Shares), the QEF Election will apply to the newly acquired New OmniAb Common Stock. Notwithstanding such QEF Election, the adverse tax consequences relating to PFIC shares discussed above, adjusted to take into account the current income inclusions resulting from the QEF Election, will continue to apply with respect to such New OmniAb Common Stock (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the New OmniAb Common Stock acquired upon the exercise of the warrants for purposes of the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances (including a potential separate “deemed dividend” purging election that may be available if we are a controlled foreign corporation).

D.	Mark-to-Market Election with Respect to APAC Public Securities

The impact of the PFIC rules on a U.S. Holder with respect to its APAC Class A Ordinary Shares may also depend on whether such U.S. Holder is eligible to and makes a timely and valid “Mark-to-Market Election” under Section 1296 of the Code with respect to its APAC Class A Ordinary Shares. No assurance can be given that the APAC Class A Ordinary Shares are considered to be “marketable stock” (which generally would include stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the New York Stock Exchange (on which APAC Class A Ordinary Shares have been listed)) for purposes of the Mark-to-Market Election. If such an election is available and has been made by a U.S. Holder, such U.S. Holder generally will not be subject to the PFIC rules described above. However, if the Mark-to-Market Election is made by a U.S. Holder after the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) APAC Class A Ordinary Shares and in which APAC was classified as a PFIC, then the PFIC rules will continue to apply to certain dispositions of, distributions on and other amounts taxable with respect to APAC Class A Ordinary Shares. Currently, a Mark-to-Market Election may not be made with respect to APAC Public Warrants.

THE PFIC RULES (INCLUDING THE RULES WITH RESPECT TO THE QEF ELECTION AND THE MARK-TO-MARKET ELECTION) ARE VERY COMPLEX, ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, AND THEIR APPLICATION IS UNCERTAIN. U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM IN THEIR PARTICULAR CIRCUMSTANCES AND ANY RESULTING TAX CONSEQUENCES.

Redemption of New OmniAb Common Stock

In the event that a U.S. Holder’s New OmniAb Common Stock is redeemed pursuant to the redemption provisions described in the subsection of this proxy statement/prospectus/information statement entitled “Extraordinary General Meeting of APAC—Redemption Rights” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale of the New OmniAb Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of New OmniAb Common Stock, the U.S. Holder will be treated as described under “—U.S. Federal Income Taxation of U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New OmniAb Securities” below. If the redemption does not qualify as a sale of New OmniAb Common Stock, the U.S. Holder will be treated as receiving a distribution from New OmniAb with the tax consequences described below under “—U.S. Federal Income Taxation of U.S. Holders—Taxation of Distributions with Respect to New OmniAb Common Stock.” Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the U.S. Holder relative to all of our shares outstanding both before and after the redemption. The redemption of New OmniAb Common Stock generally will be treated as a sale of New OmniAb Common Stock (rather than as a distribution from APAC) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in APAC or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests is satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option.

In order to meet the substantially disproportionate test, the percentage of APAC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of our New OmniAb Common Stock must, among other requirements, be less than 80% of the percentage of APAC outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. Prior to the Business Combination, the New OmniAb Common Stock may not be treated as voting stock for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of our stock actually owned by the U.S. Holder are redeemed, the U.S. Holder is eligible to waive (and effectively waives in accordance with specific rules) the attribution of stock owned by certain family members, and the U.S. Holder does not constructively own any other shares of our stock. The redemption of New OmniAb Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in APAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in APAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with, and rely solely upon, its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, the redemption will be treated as a distribution from APAC and the tax considerations will be as described under “—U.S. Federal Income Taxation of U.S. Holders—Taxation of Distributions with Respect to New OmniAb Common Stock” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed New OmniAb Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in possibly its other shares of our stock constructively owned by it.

U.S. Holders who actually or constructively own five percent (or, if the New OmniAb Common Stock is not then publicly traded, one percent) or more of our stock (by vote or value) may be subject to special reporting requirements with respect to a redemption of the New OmniAb Common Stock, and such U.S. Holders should consult with, and rely solely upon, their own tax advisors with respect to their reporting requirements.

Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to their New OmniAb Common Stock, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to their New OmniAb Common Stock should consult with, and rely solely upon, their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Taxation of Distributions with Respect to New OmniAb Common Stock

If APAC pays distributions of cash or other property to U.S. Holders of shares of New OmniAb Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from APAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in its New OmniAb Common Stock, that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its New OmniAb Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of New OmniAb Common Stock and will be treated as described under “—U.S. Federal Income Taxation of U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New OmniAb Securities” below.

Distributions treated as dividends that APAC pays to a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends APAC pays to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to U.S. federal income tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporate U.S. Holder may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and a non-corporate U.S. Holder may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. It is unclear whether the redemption rights that applied with respect to the APAC Class A Ordinary Shares prior to the Domestication may prevent a U.S. Holder of New OmniAb Common Stock from taking the holding period of its APAC Class A Ordinary Shares into account when determining whether it has satisfied the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be, with respect to such U.S. Holder’s New OmniAb Common Stock held after the Domestication. U.S. Holders should consult with, and rely solely upon, their tax advisors regarding the availability of the dividends received deduction or the lower preferential rate for qualified dividend income, as the case may be, for any dividends paid with respect to New OmniAb Common Stock.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New OmniAb Securities

Upon a sale or other taxable disposition of New OmniAb Securities (which, in general, would include a redemption of New OmniAb Common Stock), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in its New OmniAb Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the New OmniAb Securities so disposed of exceeds one year. It is unclear whether the redemption rights that applied with respect to the APAC Public Securities prior to the Domestication may prevent a U.S. Holder of APAC Public Securities from taking the holding period of its APAC Public Securities into account when determining whether it has satisfied the applicable holding period with respect to its New OmniAb Securities held after the Domestication for this purpose. If the one-year holding period requirement is not satisfied, any gain on a sale or other taxable disposition of the New OmniAb Securities would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its New OmniAb Securities so disposed of. A U.S. Holder’s adjusted tax basis in its New OmniAb Securities generally will equal the U.S. Holder’s acquisition cost of the APAC Public Securities exchanged therefore (see the tax basis discussion above under the caption “—U.S. Federal Income Taxation of U.S. Holders—The Domestication”).

Exercise, Lapse or Redemption of New OmniAb Warrants

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will generally not recognize gain or loss upon the exercise of a New OmniAb Warrant for cash. New OmniAb Common Stock acquired pursuant to the exercise of a New OmniAb Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. It is unclear whether a U.S. Holder’s holding period for the New OmniAb Common Stock will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the U.S. Holder’s holding period for the New OmniAb Warrant. If a New OmniAb Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant. Such loss generally will be long-term if the U.S. Holder’s holding period for such warrant is more than one (1) year. U.S. Holders should consult, and rely solely upon, their tax advisors regarding the tax consequences of New OmniAb Warrants, including when a U.S. Holder’s holding period would commence with respect to the shares of New OmniAb Common Stock received upon exercise.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the New OmniAb Common Stock received would generally equal the U.S. Holder’s tax basis in the New OmniAb Warrants exercised. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the New OmniAb Common Stock received on exercise will be treated as commencing on the date of exercise of the warrant or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the New OmniAb Common Stock received will generally include the holding period of the New OmniAb Warrants exercised.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of New OmniAb Warrants having an aggregate fair market value equal to the exercise price for the total number of New OmniAb Warrants to be exercised. In this case, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. A U.S. Holder’s tax basis in the New OmniAb Common Stock received would equal the sum of the U.S. Holder’s tax basis in the New OmniAb Warrants exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the New OmniAb Common Stock received would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the U.S. Holder’s holding period for the New OmniAb Warrant.

New OmniAb expects a U.S. Holder’s cashless exercise of our New OmniAb Warrants (including after we provide notice of our intent to redeem warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of New OmniAb Warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of New OmniAb Warrants.

If New OmniAb redeems New OmniAb Warrants for cash pursuant to the redemption provisions of the warrants or if New OmniAb purchases New OmniAb Warrants for cash in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition by the U.S. Holder, treated as described above under “—Taxation on the Disposition of New OmniAb Securities.”

Possible Constructive Distributions

The terms of each New OmniAb Warrant provide for an adjustment to the number of shares of New OmniAb Common Stock for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from New OmniAb if, for example, the adjustment increases such U.S. Holders’ proportionate interest in New OmniAb’s assets or earnings and profits as a result of a distribution of cash or other property to the Holders of New OmniAb Common Stock. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the New OmniAb Warrants received a cash distribution from us equal to the fair market value of such increased interest and would increase a U.S. Holder’s adjusted tax basis in its warrants to the extent that such distribution is treated as a dividend.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to dividends paid to a U.S. Holder of New OmniAb Common Stock and to the proceeds of the sale or other disposition of New OmniAb Securities, unless the U.S. Holder is an exempt recipient and certifies to such exempt status. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Taxation of Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.”

A “Non-U.S. Holder” is a Holder that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and that is not a U.S. Holder.

The Domestication

APAC does not expect the Domestication to result in any material U.S. federal income tax consequences to Non-U.S. Holders of APAC Public Securities.

NON-U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE DOMESTICATION.

Redemption of New OmniAb Common Stock

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s New OmniAb Common Stock pursuant to the redemption provisions described in the subsection of this proxy statement/prospectus/information statement entitled “Extraordinary General Meeting of APAC—Redemption Rights,” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s New OmniAb Common Stock, as described under “—U.S. Federal Income Taxation of U.S. Holders— New OmniAb Common Stock” above, and the consequences of the redemption to the Non-U.S. Holder will correspond to that described below in “—U.S. Federal Income Taxation of U.S. Holders—Taxation of Distributions with Respect to New OmniAb Common Stock” and “—U.S. Federal Income Taxation of U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of New OmniAb Securities,” as applicable. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. Holder’s New OmniAb Common Stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

Taxation of Distributions with Respect to New OmniAb Common Stock

Distributions (including constructive distributions) of cash or property on New OmniAb Common Stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid out of New OmniAb’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent those distributions exceed New OmniAb’s current and accumulated earnings and profits, the distributions will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s tax basis in its New OmniAb Common Stock and thereafter as capital gain from the sale or exchange of such New OmniAb Common Stock. See “—U.S. Federal Income Taxation of Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of New OmniAb Securities” below. Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a Non-U.S. Holder on its New OmniAb Common Stock generally will be subject to U.S. withholding tax at the rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or other property subsequently paid or credited to such Holder.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of New OmniAb Securities

Subject to the discussion below under “—U.S. Federal Income Taxation of Non-U.S. Holders—Information Reporting and Backup Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of New OmniAb Securities unless:

●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;
●	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or
●	New OmniAb Securities constitute United States real property interests by reason of New OmniAb’s status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A Non-U.S. Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. New OmniAb does not believe that it will be a USRPHC for U.S. federal income tax purposes, and New OmniAb does not expect to become a USRPHC for the foreseeable future. However, in the event that New OmniAb were to become a USRPHC, as long as the New OmniAb Securities continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury Regulations, referred to herein as “regularly traded”), only a Non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for applicable security, more than 5% of the New OmniAb Securities will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition thereof as a result of New OmniAb’s status as a USRPHC. New OmniAb can provide no assurance as to its future status as a USRPHC or as to whether the New OmniAb Securities will be treated as regularly traded. If New OmniAb were to become a USRPHC and its New OmniAb Securities were not considered to be regularly traded, a Non-U.S. Holder (regardless of the percentage of New OmniAb Common Stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of New OmniAb Securities, and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult with, and rely solely upon, their tax advisors regarding the tax consequences related to ownership in a USRPHC.

Exercise, Lapse or Redemption of New OmniAb Warrants

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a New OmniAb Warrant, or the lapse of a New OmniAb Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant held by a U.S. Holder, as described above under “—U.S. Holders—Exercise, Lapse or Redemption of New OmniAb

Warrant,” although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described above under “—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New OmniAb Securities.” If New OmniAb redeems New OmniAb Warrants for cash or if it purchases New OmniAb Warrants in an open market transaction, such redemption or purchase generally will be treated as a disposition to the Non-U.S. Holder, the consequences of which would be similar to those described above under “—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New OmniAb Securities.”

Possible Constructive Distributions

As described above under “—U.S. Holders—Possible Constructive Distributions,” certain adjustments with respect to the New OmniAb Warrants can give rise to a constructive distribution. Any constructive distribution received by a Non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. Holder received a cash distribution from New OmniAb equal to the fair market value of such increased interest. If withholding applies to any constructive distribution received by a Non-U.S. Holder, it is possible that the tax would be withheld from any amount paid to or held on behalf of the Non-U.S. Holder by the applicable withholding agent. The rules governing constructive distributions as a result of certain adjustments with respect to New OmniAb Warrants are complex, and Non-U.S. Holders should consult with, and rely solely upon, their tax advisors on the tax consequences any such constructive distribution with respect to a New OmniAb Warrant.

Information Reporting and Backup Withholding

Any dividends paid to a Non-U.S. Holder must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Payments of dividends to a Non-U.S. Holder generally will not be subject to backup withholding if the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a Non-U.S. Holder of New OmniAb Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of New OmniAb Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of New OmniAb Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

NON-U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THEIR OWNERSHIP OF NEW OMNIAB SECURITIES FOLLOWING THE BUSINESS COMBINATION.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends (including constructive dividends) paid on New OmniAb Common Stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a Holder might be eligible for refunds or credits of such taxes. Holders should consult with, and rely solely upon, their own tax advisors regarding the effects of FATCA on their ownership of New OmniAb Common Stock.

THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF NEW OMNIAB SECURITIES. SUCH HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION (INCLUDING THE DOMESTICATION AND ANY EXERCISE OF THEIR REDEMPTION RIGHTS) AND, TO THE EXTENT APPLICABLE, OF OWNING NEW OMNIAB SECURITIES FOLLOWING THE COMPLETION OF THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS AND TAX TREATIES (AND ANY POTENTIAL FUTURE CHANGES THERETO).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO LIGAND STOCKHOLDERS OF THE DISTRIBUTION AND MERGER

The following is a summary of the material U.S. federal income tax consequences of the Distribution and Merger to Ligand stockholders that are U.S. Holders (as defined above) of Ligand Common Stock. This summary is based on the Code, the Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as of the date of this proxy statement/prospectus/information statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below.

This summary is limited to U.S. Holders who hold Ligand Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;
●	dealers or brokers in securities, commodities or currencies;
●	tax-exempt organizations;
●	banks, insurance companies or other financial institutions;
●	mutual funds;
●	regulated investment companies and real estate investment trusts;
●	corporations that accumulate earnings to avoid U.S. federal income tax;
●	U.S. Holders who hold individual retirement or other tax-deferred accounts;
●	U.S. Holders who acquired Ligand Common Stock pursuant to the exercise of stock options, the settlement of restricted stock units or otherwise as compensation;
●	U.S. Holders who own, or are deemed to own, at least 10% or more of Ligand Common Stock by vote or value;
●	U.S. Holders who hold Ligand Common Stock or OmniAb Common Stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;
●	traders in securities who elect to apply a mark-to-market method of accounting;
●	U.S. Holders who have a functional currency other than the U.S. dollar;
●	U.S. Holders who are subject to the alternative minimum tax;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Ligand Common Stock being taken into account in an applicable financial statement;
●	partnerships or other pass-through entities or investors in such entities; or
●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ligand Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Ligand Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE FOLLOWING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND MERGER FOR U.S. HOLDERS OF LIGAND COMMON STOCK UNDER CURRENT LAW. THE FOLLOWING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH LIGAND STOCKHOLDER IS ENCOURAGED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED BELOW.

Treatment of the Distribution

The Distribution is conditioned upon Ligand’s receipt of an opinion of Latham & Watkins LLP, tax counsel to Ligand, that the Distribution, together with certain related transactions, will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(D) and 355(a) of the Code and that the Merger will not cause Section 355(e) of the Code to apply to the Distribution (the “Distribution Tax Opinion”). If the Distribution, together with certain related transactions, qualifies as a reorganization, then for U.S. federal income tax purposes:

●	subject to the discussion below regarding Section 355(e) of the Code, and except for taxable income or gain possibly arising as a result of certain internal transactions undertaken prior to or in anticipation of the Distribution (including with respect to any “intercompany transaction” required to be taken into account by Ligand under the Treasury Regulations related to consolidated U.S.federal income tax returns), Ligand will not recognize gain or loss in connection with the Distribution;
●	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder for U.S. federal income tax purposes solely as a result of the receipt of shares of OmniAb Common Stock in the Distribution;
●	the aggregate tax basis of the shares of Ligand Common Stock and shares of OmniAb Common Stock in the hands of a U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the shares of Ligand Common Stock held by the U.S. Holder immediately before the Distribution, allocated between the Ligand stock and OmniAb Common Stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the Distribution;
●	the holding period with respect to shares of OmniAb Common Stock received by a U.S. Holder will include the holding period of its shares of Ligand Common Stock; and
●	a U.S. Holder who receives cash in lieu of a fractional share of OmniAb Common Stock in the Distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for its shares of Ligand Common Stock exceeds one year.

Treasury Regulations generally provide that if a U.S. Holder holds different blocks of Ligand Common Stock (generally shares of Ligand Common Stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Ligand Common Stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of OmniAb Common Stock received in the Distribution in respect of such block of Ligand Common Stock and such block of Ligand Common Stock, in proportion to their respective fair market values, and the holding period of the shares of OmniAb Common Stock received in the Distribution in respect of such block of Ligand Common Stock will include the holding period of such block of Ligand Common Stock, provided that such block of Ligand Common Stock was held as a capital asset on the date of the Distribution. If a U.S. Holder is not able to identify which particular shares of OmniAb Common Stock are received in the Distribution with respect to a particular block of Ligand Common Stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of OmniAb Common Stock are received in the Distribution in respect of a particular block of

Ligand Common Stock, provided that such designation is consistent with the terms of the Distribution. Holders of Ligand Common Stock are encouraged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

The Distribution Tax Opinion will be based on, among other things, certain factual assumptions, representations and undertakings from Ligand, OmniAb and APAC, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these factual assumptions, representations, or undertakings are incorrect or not satisfied, Ligand may not be able to rely on the opinion. An opinion of counsel represents counsel’s best legal judgment but is not binding on the Internal Revenue Service or the courts, so there can be no certainty that the Internal Revenue Service will not challenge the conclusions reflected in the opinion or that a court will not sustain such a challenge. Ligand, OmniAb, and APAC have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the Distribution.

If, notwithstanding the conclusion in the Distribution Tax Opinion, the Distribution is ultimately determined not to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, Ligand would recognize gain in an amount equal to the excess of the fair market value of the OmniAb Common Stock distributed to Ligand stockholders on the Distribution date over Ligand’s tax basis in such shares. In addition, each U.S. Holder who receives shares of OmniAb Common Stock in the Distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of the OmniAb Common Stock that was distributed to the U.S. Holder. Specifically, the full value of the OmniAb Common Stock distributed to a U.S. Holder generally would be treated first as a taxable dividend to the extent of the U.S. Holder’s pro rata share of Ligand’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Ligand Common Stock, and finally as capital gain from the sale or exchange of Ligand Common Stock with respect to any remaining value.

Even if the Distribution qualifies as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, the Distribution may result in corporate-level taxable gain to Ligand under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of OmniAb Common Stock, Ligand Common Stock or stock of a successor of either (including APAC after the Merger) occurring as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Ligand Common Stock within two years before the Distribution, and any acquisitions or issuances of OmniAb Common Stock, Ligand Common Stock, or APAC shares within two years after the Distribution, are generally presumed to be part of such a plan, although APAC, OmniAb or Ligand may be able to rebut that presumption. For purposes of this test, the Merger will be treated as part of a plan with the Distribution, but the Merger standing alone will not cause the Distribution to be taxable to Ligand under Section 355(e) of the Code because Holders of OmniAb Common Stock will own more than 50% of New OmniAb Common Stock. If another acquisition or issuance of APAC Class A Ordinary Shares, OmniAb Common Stock or Ligand Common Stock triggers the application of Section 355(e) of the Code, Ligand would recognize taxable gain as described above and such gain would be subject to U.S. federal income tax.

Treatment of the Merger

Immediately following the receipt by a U.S. Holder of Ligand stock of shares of OmniAb Common Stock in the Distribution, the shares of OmniAb Common Stock so received will be exchanged for New OmniAb Common Stock and OmniAb Earnout Shares pursuant to the Merger. The obligations of Ligand and OmniAb to complete the Merger are conditioned upon, among other things, Ligand’s receipt of the Distribution Tax Opinion and an opinion of Latham & Watkins LLP, tax counsel to Ligand, that the Merger will be treated as a reorganization under Section 368(a) of the Code. The obligation of APAC to complete the Merger is conditioned upon, among other things, receipt of an opinion of Weil, Gotshal & Manges LLP, tax counsel to APAC, that the Merger will be treated as a reorganization under Section 368(a) of the Code. If the Merger qualifies as a reorganization, then for U.S. federal income tax purposes:

●	a U.S. Holder of OmniAb Common Stock will not recognize any gain or loss solely as a result of the exchange of shares of OmniAb Common Stock for New OmniAb Common Stock and OmniAb Earnout Shares;
●	a U.S. Holder’s aggregate tax basis of New OmniAb Common Stock and OmniAb Earnout Shares received in the Merger will be the same as the aggregate tax basis of the OmniAb Common Stock for which it is exchanged, allocated between the New OmniAb Common Stock and OmniAb Earnout Shares, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the Merger;

●	a U.S. Holder’s holding period of New OmniAb Common Stock and OmniAb Earnout Shares received in exchange for shares of OmniAb Common Stock will include the holding period of the OmniAb Common Stock for which it is exchanged; and
●	a U.S. Holder who receives cash in lieu of a fractional share of New OmniAb Common Stock in the Merger will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for its shares of OmniAb Common Stock exceeds one year.

The tax opinions regarding the Merger will be based on, among other things, certain factual assumptions, representations and undertakings from Ligand, OmniAb and APAC. If any of these factual assumptions, representations, or undertakings are incorrect or not satisfied, Ligand, OmniAb, and APAC may not be able to rely on the opinions. An opinion of counsel represents counsel’s best legal judgment but is not binding on the Internal Revenue Service or the courts, so there can be no certainty that the Internal Revenue Service will not challenge the conclusions reflected in the opinion or that a court will not sustain such a challenge. Ligand, OmniAb, and APAC have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the Merger.

If the IRS were to successfully challenge the treatment of the Merger described above, the tax consequences could differ, perhaps substantially, from those described herein.

The preceding discussion is intended only as a general discussion of the material U.S. federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Information Reporting and Backup Withholding

U.S. Treasury regulations require certain stockholders who receive stock in a Distribution to attach to their U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. In addition, payments of cash to a Ligand or OmniAb stockholder in lieu of fractional shares of OmniAb or APAC in the Distribution or Merger may be subject to information reporting and backup withholding, and backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

INFORMATION ABOUT APAC AND MERGER SUB

References in this section to “APAC,” “we,” “our” or “us” refer to Avista Public Acquisition Corp. II.

General

APAC is not presently engaged in and APAC will not engage in, any substantive commercial business until it completes the Business Combination with OmniAb or another target business.

APAC is a blank check company incorporated on February 5, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although APAC’s efforts to identify a prospective target were not limited to any particular industry, it focused on identifying a prospective target business in the healthcare industry.

On February 12, 2021, the Sponsor paid an aggregate of $25,000 in exchange for the issuance of 5,750,000 APAC Class B Ordinary Shares.

On March 23, 2022, APAC entered into the Merger Agreement and the A&R FPA, pursuant to which APAC has agreed to issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000 in the Forward Purchase. In addition to the Forward Purchase, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb warrants in the Redemption Backstop, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds to be available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000 as of immediately prior to the Closing. See “Shareholder Proposal No. 1—The Business Combination Proposal—Summary of the Related Agreements—Amended and Restated Forward Purchase Agreement” commencing on page 160.

On March 23, 2022, APAC also entered into a Sponsor Insider Agreement, pursuant to which the Insiders agreed to vote any APAC securities held by them to approve the Business Combination and the other APAC shareholder matters required pursuant to the Merger Agreement, and not seek redemption of any of their APAC securities in connection with the consummation of the Business Combination. The Sponsor also agreed, pursuant to the Sponsor Insider Agreement, to subject up to all 1,916,667 Sponsor Earnout Shares to forfeiture if an applicable Sponsor Triggering Event has not occurred with respect to such Sponsor Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing. See “Shareholder Proposal No. 1—The Business Combination Proposal—Summary of the Related Agreements—Sponsor Insider Agreement” commencing on page 159.

Initial Public Offering

On August 12, 2021, APAC consummated the initial public offering of 23,000,000 APAC units, at a price of $10.00 per APAC unit, including 3,000,000 APAC units sold pursuant to the full exercise of the underwriters’ option to purchase additional APAC units to cover over-allotments. Each such unit consisted of one APAC Class A Ordinary Share and one-third of one redeemable warrant (each, an “APAC Public Warrant”). Each whole APAC Public Warrant entitles the holder to purchase one APAC Class A Ordinary Share at an exercise price of $11.50 per share following consummation of the Business Combination.

Simultaneously with the closing of APAC’s initial public offering, APAC consummated the sale of 8,233,333 APAC Private Placement Warrants at a price of $1.50 per APAC Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $12,350,000. The APAC Private Placement Warrants are identical to the APAC Public Warrants sold in the initial public offering, except that (a) subject to certain exceptions, the APAC Private Placement Warrants are not transferable, assignable or saleable until 30 days after the completion of APAC’s initial business combination, (b) the APAC Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (c) the Sponsor is entitled to registration rights in respect of the APAC Private Placement Warrants.

Following the consummation of APAC’s initial public offering on August 12, 2021, an amount of $236,000,000 from the net proceeds of the sale of the APAC units in the initial public offering and the sale of the APAC Private Placement Warrants was placed in the trust account, with the funds, if invested, only to be invested in U.S. government securities, within the meaning set forth in

Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by APAC, until the earlier of: (i) APAC’s completion of its initial business combination or (ii) the distribution of the funds in the trust account to APAC shareholders.

On August 9, 2021, APAC entered into the Forward Purchase Agreement with Sponsor. Pursuant to the Forward Purchase Agreement, Sponsor agreed to purchase 10,000,000 APAC Class A Ordinary Shares, plus an aggregate of 3,333,333 redeemable warrants to purchase one APAC Class A Ordinary Share at $11.50 per share, for an aggregate purchase price of $100,000,000, or $10.00 for one APAC Class A Ordinary Share and one-third of one warrant, in a private placement to occur concurrently with the closing of a business combination. The warrants to be sold as part of the Forward Purchase Agreement were contemplated to be identical to the APAC Private Placement Warrants. The Forward Purchase Agreement was amended and restated in its entirety on March 23, 2022, by the A&R FPA, pursuant to which APAC has agreed that it will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000 with such purchases to be consummated immediately following the Domestication and prior to the Merger. Also pursuant to the A&R FPA, the Sponsor agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds to be available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000.

Offering Proceeds Held in Trust

Following the closing of APAC’s initial public offering on August 12, 2021 and the sale of the APAC Private Placement Warrants, an amount of $235,750,000 (implied value of $10.25 per APAC unit) of the proceeds from APAC’s initial public offering and sale of APAC Private Placement Warrants were placed in the trust account. Except with respect to interest earned on the funds in the trust account that may be released to APAC to pay its franchise and income taxes and expenses relating to the administration of the trust account, the proceeds from APAC’s initial public offering and the private placement for APAC Private Placement Warrants held in the trust account will not be released until the earliest of (a) the completion of APAC’s initial business combination, (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents (i) to modify the substance or timing of its obligation to redeem 100% of its APAC Class A Ordinary Shares if APAC does not complete its initial business combination within 18 months from the closing of APAC’s initial public offering or (ii) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity, and (c) the redemption of all of the APAC Class A Ordinary Shares if it is unable to complete its business combination within 18 months from the closing of APAC’s initial public offering, subject to applicable law.

Fair Market Value of Target Business

The target business or businesses that APAC acquires must collectively have a fair market value equal to at least 80% of the assets held in the trust account (excluding the amount of deferred underwriting discounts held in, and taxes payable on, the income earned on the trust account) at the time of the execution of a definitive agreement for APAC’s initial business combination. The APAC Board has determined that the proposed Business Combination with OmniAb meets the 80% test.

Redemption Rights in Connection with Shareholder Approval of Business Combinations

Under the Cayman Constitutional Documents, if APAC is required by law or elects to seek shareholder approval of its initial business combination, holders of APAC Class A Ordinary Shares must be given the opportunity to redeem their APAC Class A Ordinary Shares in connection with the proxy solicitation for the applicable shareholder meeting, regardless of whether they vote for or against the Business Combination, subject to the limitations described in the prospectus for APAC’s initial public offering. Accordingly, in connection with the Business Combination, holders of APAC Class A Ordinary Shares may seek to redeem their APAC Class A Ordinary Shares in accordance with the procedures set forth in this proxy statement/prospectus/information statement.

Voting Obligations in Connection with the Extraordinary General Meeting

Pursuant to the Sponsor Insider Agreement, the Sponsor and Insiders have agreed to vote all of the APAC securities held by them in favor of the Business Combination proposal and the other shareholder proposals and not to seek to have any shares redeemed in connection with the Business Combination.

Redemption of APAC Class A Ordinary Shares and Liquidation if No Initial Business Combination

The Insiders and APAC’s officers and directors have agreed, and the Cayman Constitutional Documents provide, that we have only eighteen months from the closing of APAC’s initial public offering, which is until February 12, 2023, to complete an initial business combination. If we have not completed an initial business combination within eighteen months from the closing of APAC’s initial public offering, or February 12, 2023, we will: (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the outstanding APAC Class A Ordinary Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then outstanding APAC Class A Ordinary Shares, redemption will completely extinguish all of the rights of the holders of APAC Class A Ordinary Shares rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the APAC Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. If APAC does not complete its initial business combination by February 12, 2023 or such later date as may be approved by the APAC shareholders in accordance with the Cayman Constitutional Documents, the proceeds from the sale of the APAC Private Placement Warrants held in the trust account will be used to fund a portion of the redemptions of the APAC Class A Ordinary Shares (subject to the requirements of applicable law) and the APAC Private Placement Warrants will expire worthless. Furthermore, if APAC does not complete its initial business combination by February 12, 2023 and APAC liquidates the funds held in the trust account, holders of APAC Public Warrants will not receive any funds with respect to their APAC Public Warrants, nor will they receive any distribution from APAC’s assets held outside of the trust account with respect to such APAC Public Warrants. Accordingly, the APAC Public Warrants may expire worthless.

APAC expects all of the costs and expenses associated with implementing any plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the cash held by APAC outside the trust account (which was $189,971 as of December 31, 2021) plus up to $100,000 of funds from the trust account available to APAC to pay dissolution expenses, although APAC cannot assure you that there will be sufficient funds for such purpose.

If APAC was to expend all of the net proceeds of APAC’s initial public offering and the sale of the APAC Private Placement Warrants, other than the proceeds deposited in the trust account, and without taking into account interest earned on the trust account, the per-share redemption amount received by APAC’s public shareholders upon APAC’s dissolution would be approximately $10.25. The proceeds deposited in the trust account could, however, become subject to the claims of APAC’s creditors, which would have higher priority than the claims of APAC shareholders. APAC cannot assure you that the actual per-share redemption amount received by APAC’s public shareholders will not be substantially less than $10.25.

Although APAC will continue to seek to have all vendors, service providers (other than our independent registered public accounting firm) and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of APAC’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

APAC has access to up to approximately $189,971 from the proceeds of APAC’s initial public offering and sale of the APAC Private Placement Warrants with which to pay any potential claims (including costs and expenses incurred in connection with liquidation, currently estimated to be no more than approximately $100,000). In the event that APAC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from the trust account could be liable for claims made by creditors, however, such liability will not be greater than the amount of funds from the trust account received by any such shareholder.

Under Cayman Islands law, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The portion of APAC’s trust account distributed to APAC’s public shareholders upon the redemption of 100% of outstanding APAC Class A Ordinary Shares in the event APAC does not complete its initial business combination within eighteen months from the closing of APAC’s initial public offering, or February 12, 2023, may be considered a liquidation distribution under Cayman Islands law. If the corporation complies with certain procedures as required by Cayman Islands law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to shareholders, any liability of shareholders with respect to a liquidating distribution is limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of the trust account distributed to holders of APAC Class A Ordinary Shares upon the redemption of APAC Class A Ordinary Shares in the event APAC does not complete its initial business combination within eighteen months from the closing of APAC’s initial public offering, or February 12, 2023, is not considered a liquidating distribution under Cayman Islands law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Cayman Islands law, the statute of limitation for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

If APAC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, APAC cannot assure you we will be able to return $10.25 per share to APAC’s public shareholders. Additionally, if APAC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, the APAC Board may be viewed as having breached its fiduciary duty to our creditors and/or to have acted in bad faith, thereby exposing us or the APAC Board to claims of punitive damages, by paying APAC shareholders from the trust account prior to addressing the claims of creditors. APAC cannot assure you that claims will not be brought against us for these reasons.

Holders of APAC Class A Ordinary Shares will be entitled to receive funds from the trust account only upon the earliest to occur of: (a) APAC’s completion of its initial business combination, (b) the redemption of APAC Class A Ordinary Shares properly tendered in connection with a shareholder vote to amend the APAC Organizational Documents (i) to modify the substance or timing of APAC’s obligation to allow redemption in connection with our initial business combination or to redeem 100% of the outstanding APAC Class A Ordinary Shares if we do not complete an initial business combination within eighteen months from the closing of APAC’s initial public offering, or February 12, 2023 or (ii) with respect to any other provisions relating to the rights of holders of APAC Class A Ordinary Shares and (c) the redemption of 100% of the APAC Class A Ordinary Shares if we have not completed our initial business combination within eighteen months from the closing of APAC’s initial public offering, or February 12, 2023, subject to applicable law. In no other circumstances will an APAC shareholder have any right or interest of any kind to or in the trust account. An APAC shareholder’s voting in connection with the Business Combination alone will not result in such shareholder’s redeeming its APAC Class A Ordinary Shares for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

Limitation on Redemption Rights

The Cayman Constitutional Documents provide that a holder of APAC Class A Ordinary Shares, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the APAC Class A Ordinary Shares sold in APAC’s initial public offering without APAC’s prior consent. APAC believes this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a business combination as a means to force APAC or APAC’s management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a shareholder holding more than an aggregate of 15% of the APAC Class A Ordinary Shares could threaten to exercise its redemption rights if such holder’s shares are not purchased by APAC, the Insiders or APAC’s management at a premium to the then-current market price or on other undesirable terms. By limiting the shareholders’ ability to redeem no more than 15% of the APAC Class A Ordinary Shares without APAC’s prior consent, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete a business combination. However, APAC is not restricting our shareholders’ ability to vote all of their shares for or against the Business Combination.

Facilities

APAC currently maintains its executive offices at 65 East 55th St., 18th Floor, New York, NY 10022. The cost for the use of this space is included in the $10,000 per month fee paid to the Sponsor for office space and administrative support services. APAC considers our current office space adequate for our current operations.

Human Capital Resources

APAC has seven executive officers. These individuals are not obligated to devote any specific number of hours to APAC’s matters but they intend to devote as much time as they deem necessary to APAC affairs until we have completed our initial business combination. APAC does not intend to have any full time employees prior to the consummation of our initial business combination.

We believe that our management team is well positioned to identify attractive risk-adjusted returns in the marketplace and that its contacts and transaction sources, ranging from industry executives, private owners, private equity funds, and investment bankers, will enable us to pursue a broad range of opportunities. Our management believes that its ability to identify and implement value creation initiatives will remain central to its differentiated acquisition strategy.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against APAC or any members of APAC’s management team in their capacity as such, and APAC and the members of APAC’s management team have not been subject to any such proceeding in the twelve months preceding the date of this filing.

APAC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this subsection “—APAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “APAC,” “we,” “us” and “our” generally refer to APAC prior to the Business Combination.

This proxy statement/prospectus/information statement includes “forward-looking statements” that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this proxy statement/prospectus/information statement including, without limitation, statements in this “APAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding APAC’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to “Risk Factors” beginning on page 70 of this proxy statement/prospectus/information statement. APAC’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, APAC disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

We are a blank check company incorporated on February 5, 2021 as a Cayman Island exempted company and formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering and the private placement of the APAC Private Placement Warrants, the proceeds of the sale of our shares in connection with our initial business combination (pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of the initial public offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

Recent Developments

On March 23, 2022, we entered into the Merger Agreement, pursuant to which we will consummate the proposed Business Combination. Also on March 23, 2022, and in connection with the execution of the Merger Agreement, (a) APAC, Ligand, OmniAb and Merger Sub entered into the Employee Matters Agreement, (b) OmniAb and the Sponsor entered into the Sponsor Insider Agreement with APAC and the Insiders and (c) we amended and restated that certain forward purchase agreement, dated August 9, 2021, by entering into the A&R FPA, by and among APAC, the Sponsor and OmniAb.

On March 14, 2022, APAC entered into a promissory note with the Sponsor (the “Second Promissory Note”) pursuant to which APAC could borrow up to an aggregate of $750,000. The loan under the Second Promissory Note is non-interest bearing and payable upon the earlier of (i) completion of the APAC’s initial business combination or (ii) the date that the winding up of APAC is effective. The unpaid principal balance on the loan may be convertible into warrants at the option of the Sponsor at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. On March 15, 2022, APAC drew down $500,000 under the Second Promissory Note.

Agreement and Plan of Merger

At the Closing, each share of OmniAb Common Stock outstanding after the Distribution and immediately prior to the effective time of the Merger will be converted into a number of shares of New OmniAb Common Stock based on an exchange ratio determined by reference to a pre-money equity value for OmniAb of $850,000,000. Holders of OmniAb options, restricted stock units and performance stock units (determined after the Distribution and the division of Ligand equity awards into both Ligand equity awards and OmniAb Equity Awards pursuant to the Employee Matters Agreement) will have their awards rolled over into equity awards of New OmniAb and adjusted pursuant to the terms of the Employee Matters Agreement.

In addition, at the Closing, holders of OmniAb Common Stock and equity awards will also receive the OmniAb Earnout Shares, with 50% of such earnout shares vesting upon the combined company’s achievement of a post-transaction VWAP of $12.50 per share of New OmniAb Common Stock for any 20 trading days over a consecutive 30 trading-day period, and the remainder vesting upon achievement of a post-transaction VWAP of $15.00 per share of New OmniAb Common Stock for any 20 trading days over a consecutive 30 trading-day period, in each case provided such vesting occurs during the five-year period following the Closing.

In connection with the proposed Business Combination, upon the Domestication (i) all issued and outstanding APAC Class A Ordinary Shares and APAC Class B Ordinary Shares will convert automatically, on a one-for-one basis, into shares of New OmniAb Common Stock, (ii) all issued and outstanding warrants will convert automatically into warrants to acquire shares of New OmniAb Common Stock and (iii) all issued and outstanding APAC Units will separate and convert automatically into one share of New OmniAb Common Stock and one-third of one warrant to purchase New OmniAb Common Stock.

Separation Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, we entered into the Separation Agreement with OmniAb and Ligand, pursuant to which, among other things, (i) Ligand will undertake a series of internal reorganization and restructuring transactions to effect the transfer of its (direct or indirect) ownership of the OmniAb Business to OmniAb in the Separation and (ii) immediately prior to the Merger and after the Separation, Ligand will distribute 100% of the outstanding shares of OmniAb Common Stock to Ligand’s stockholders in the Distribution.

The Separation Agreement also sets forth other agreements among Ligand and OmniAb related to the Separation, including provisions concerning the termination and settlement of intercompany accounts and the obtaining of necessary governmental approvals and third-party consents. The Separation Agreement also sets forth agreements that will govern certain aspects of the relationship between Ligand and OmniAb after the Distribution, including provisions with respect to release of claims, indemnification, access to financial and other information and access to and provision of records.

Employee Matters Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, APAC, Ligand, OmniAb and Merger Sub entered into the Employee Matters Agreement, which will provide for employee-related matters in connection with the transaction, including allocation of benefit plan assets and liabilities between Ligand and OmniAb, treatment of incentive equity awards in the proposed Business Combination and related covenants and commitments of the parties. Each existing Ligand equity award will generally be split into (i) a new Ligand equity award and (ii) a new OmniAb Equity Award, with any accrued value in the original Ligand equity award split between such awards based on the relative post-Closing values of Ligand and OmniAb.

Sponsor Insider Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, OmniAb and the Sponsor entered into the Sponsor Insider Agreement with APAC and the Insiders, pursuant to which, among other things, the Insiders agreed to vote any of our securities held by them to approve the proposed Business Combination and the other Company shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their Company securities in connection with the consummation of the proposed Business Combination. Pursuant to the Sponsor Insider Agreement, the Sponsor also agreed to subject up to 1,916,667 Sponsor Earnout Shares, to the same price-based vesting conditions as the OmniAb Earnout Shares.

Amended and Restated Forward Purchase Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, we entered into the A&R FPA with the Sponsor and OmniAb. Pursuant to the A&R FPA, we have agreed that, in connection with the consummation of the proposed Business Combination, we will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000 with such purchase to be consummated immediately following the Domestication and prior to the proposed Business Combination. In addition to the Forward Purchase, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 warrants, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds to be received by OmniAb stockholders from the Trust Account to be less than $100,000,000. The A&R FPA also provides that in the event the Merger Agreement is terminated by Ligand under circumstances in which the Termination Fee would be payable under the Merger Agreement, Ligand shall pay the Sponsor a termination fee of $12,500,000 in connection therewith.

Certain Other Transaction Documents

Certain additional agreements will be entered into in connection with the transactions contemplated by the Merger Agreement, the Separation Agreement and the other agreements described above, including, among others:

●	a Tax Matters Agreement by and among Ligand, OmniAb and APAC, which governs, among other things, Ligand’s, OmniAb’s and APAC’s respective rights, responsibilities and obligations with respect to taxes, tax attributes and the preparation and filing of tax returns and responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation Agreement and the Merger Agreement, and certain other tax matters;
●	an Amended and Restated Registration and Stockholder Rights Agreement by and among APAC, the Sponsor and the other parties signatory thereto, pursuant to which our the Original Registration Rights Agreement will be amended and restated in order to, among other things, provide certain equityholders of OmniAb as of immediately prior to the Closing of the proposed Merger with customary registration rights;
●	a Transition Services Agreement by and between Ligand and OmniAb, pursuant to which Ligand will, on a transitional basis, provide OmniAb with certain non-scientific and non-technical support services and other assistance after the Closing; and
●	a Transition Services Agreement by and between Ligand and OmniAb, pursuant to which OmniAb will, on a transitional basis, provide Ligand with certain non-scientific and non-technical support services and other assistance after the Closing.

The consummation of the proposed Business Combination is subject to certain conditions as further described in the Merger Agreement.

For more information about the Merger Agreement and the proposed Business Combination, see the section entitled “Proposal No. 1—Business Combination Proposal.”

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities for the period from February 5, 2021 (inception) through December 31, 2021 were organizational activities, those necessary to prepare for the initial public offering, described below, and, after our initial public offering, identifying a target company for a business combination and related activities. We do not expect to generate any operating revenues until after the completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents derived from the initial public offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from February 5, 2021 (inception) through December 31, 2021, we had a net loss of $516,442 which resulted entirely from formation and operating costs.

Liquidity and Capital Resources

For the period from February 5, 2021 (inception) through December 31, 2021, net cash used in operating activities was $1,136,926, which was due to our net loss of ($516,442) and by changes in prepaid expenses of $744,542 offset by changes in accounts payable of $15,440, due to related party of $884 and changes in accrued expenses of $107,734.

For the period from February 5, 2021 (inception) through December 31, 2021, net cash used in investing activities was $235,750,000, which was due to the investment of cash into the Trust Account.

For the period from February 5, 2021 (inception) through December 31, 2021, net cash provided by financing activities was $237,076,897, which was due to proceeds from initial public offering, net of underwriter’s discounts paid of $225,400,000, proceeds from sale of the APAC Private Placement Warrants of $12,350,000, proceeds from sponsor note of $175,000, proceeds from the issuance of APAC Class B Ordinary Shares to the Sponsor of $25,000, partially offset by the repayment of sponsor note of $175,000, and payment of offering costs of $698,103.

On August 12, 2021, we consummated the initial public offering of 23,000,000 units, including 3,000,000 units that were issued pursuant to the underwriter’s exercise of its over-allotment option in full, at $10.00 per unit, generating gross proceeds of

$230,000,000. Each unit consisted of one APAC Class A Ordinary Share and one-third of one redeemable warrant to purchase one APAC Class A Ordinary Share at an exercise price of $11.50 per share.

Simultaneously with the closing of the initial public offering, the Sponsor purchased an aggregate of 8,233,333 APAC Private Placement Warrants, including 900,000 APAC Private Placement Warrants that were issued pursuant to the underwriter’s exercise of its over-allotment option in full, at a price of $1.50 per unit ($12,350,000 in the aggregate). Each APAC Private Placement Warrant is exercisable to purchase one APAC Class A Ordinary Share at a price of $11.50 per share. The proceeds from the sale of the APAC Private Placement Warrants were added to the net proceeds from the initial public offering held in the Trust Account. If we do not complete our initial business combination within 18 months from August 12, 2021, the proceeds from the sale of the APAC Private Placement Warrants will be used to fund the redemption of the public shares (subject to the requirements of applicable law) and the APAC Private Placement Warrants will expire worthless.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions), to complete our initial business combination. We may withdraw interest income (if any) to pay income taxes, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. We expect the interest income earned on the amount in the Trust Account (if any) will be sufficient to pay our franchise and income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2021, APAC had $189,971 in cash held outside of the Trust Account and a working capital surplus of $496,302. APAC anticipates that the cash held outside of the Trust Account as of December 31, 2021 will be not sufficient to allow APAC to operate for at least the next 12 months from the issuance of the financial statements, assuming that a business combination is not consummated during that time. APAC has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. These conditions raise substantial doubt about APAC’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the Business Combination as discussed above. There is no assurance that APAC’s plans to consummate the Business Combination will be successful or successful by February 12, 2023. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2021.

Contractual Obligations

Promissory Note — Related Party

On February 12, 2021, APAC issued an unsecured promissory note to the sponsor (the “First Promissory Note”), pursuant to which APAC could borrow up to an aggregate of $300,000 to cover expenses related to the initial public offering. The First Promissory Note was non-interest bearing and was payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the initial public offering. APAC’s sponsor paid certain offering costs totaling $55,725, which was included in the outstanding balance of the First Promissory Note as of March 22, 2021, and APAC borrowed $119,275 on June 23, 2021. On August 12, 2021, APAC repaid the outstanding balance under the First Promissory Note of $175,000.

Administrative Support Agreement

APAC entered into an agreement, commencing on August 9, 2021, to pay an affiliate of the sponsor a total of $10,000 per month for administrative, financial and support services. Upon the completion of an initial business combination, APAC will cease paying these monthly fees. Under this agreement, $46,129 of expenses were incurred during the period from February 5, 2021 (inception) through December 31, 2021.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $0.20 per APAC Unit, or $4,600,000 in the aggregate, upon the closing of the initial public offering and exercise of the over-allotment in full on August 12, 2021. In addition, $0.35 per unit, or $8,050,000 in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that APAC completes an initial business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Class A Ordinary Shares Subject to Possible Redemption

All of the 23,000,000 APAC Class A Ordinary Shares sold as part of the APAC Units in the initial public offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of APAC require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all APAC Class A Ordinary Shares have been classified outside of permanent equity.

APAC recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit.

Net Loss Per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. APAC has not considered the effect of the warrants sold in the initial public offering and private placement to purchase an aggregate of 15,900,000 shares in the calculation of diluted income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if converted method for all convertible instruments. ASU 2020-06 is effective for APAC on January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. APAC adopted ASU 2020-06 effective January 1, 2021 using the modified retrospective method of transition. The adoption of ASU 2020-06 did not have a material impact on the financial statements for the period from February 5, 2021 (inception) through December 31, 2021.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

MANAGEMENT OF APAC

Directors and Executive Officers

References in this section to “APAC,” “we,” “our” or “us” refer to Avista Public Acquisition Corp. II.

APAC’s current directors and officers are as follows:

Name	Age	Position
Thompson Dean	63	Executive Chairman and Director
David Burgstahler	53	President, Chief Executive Officer and Director
Sriram Venkataraman	49	Executive Vice President
Robert Girardi	40	Executive Vice President
John Cafasso	49	Chief Financial Officer
Benjamin Silbert	51	General Counsel
William E. Klitgaard	69	Director
Lâle White	66	Director
Wendel Barr	60	Director

Thompson Dean

Thompson Dean has served as a Director and as the Executive Chairman of the APAC Board since February 12, 2021. Mr. Dean is a Managing Partner and Chairman of the Sponsor and has served in various capacities at Avista Capital Partners (“Avista”) since its founding in 2005. From 1995 to 2005, Mr. Dean served as Co-Managing Partner of Donaldson, Lufkin & Jenrette (“DLJMB”) and was Chairman of the investment committees of DLJMB I, DLJMB II, DLJMB III and DLJ Growth Capital Partners. Mr. Dean currently serves on the board of directors of Cooper Consumer Health, National Spine & Pain Centers, eMolecules, Probo Medical and Vision Healthcare. Mr. Dean previously served on the board of directors of Acino International AG, Charles River Laboratories, ConvaTec Group, Fisher Scientific, Nycomed, Trimb Healthcare, VWR and Zest Dental Solutions. Mr. Dean is a former trustee of Choate Rosemary Hall and The Eaglebrook School. Mr. Dean received a B.A. from the University of Virginia, where he was an Echols Scholar, and an M.B.A. with high distinction from Harvard Business School, where he was a Baker Scholar. We believe that Mr. Dean’s executive level management experience at Avista, board and advisory experience with other companies in and outside of the healthcare industry and his extensive experience in the areas of finance, strategy, international business transactions and mergers and acquisitions makes him well-qualified to serve as a member of the APAC Board.

David Burgstahler

David Burgstahler has served as a Director on the APAC Board and as our President and Chief Executive Officer since February 12, 2021. Mr. Burgstahler is a Managing Partner and Chief Executive Officer of Avista and has served in various capacities at Avista since its founding in 2005. Prior to forming Avista, he was a Partner of DLJMB from 2004 to 2005 and served in various capacities at DLJMB and its affiliates from 1995 to 2005. Prior to DLJMB, Mr. Burgstahler worked at Andersen Consulting (now known as Accenture) and McDonnell Douglas (now known as Boeing). He currently serves as on the board of directors of Cosette Pharmaceuticals, Inform Diagnostics, RVL Pharmaceuticals (NASDAQ: RVL), United BioSource Corporation, XIFIN and other private company boards. Mr. Burgstahler also previously served on the board of directors of AngioDynamics (NASDAQ: ANGO), Arcadia Consumer Healthcare, Armored AutoGroup, BioReliance Corp., ConvaTec Group, Focus Diagnostics, Inc., INC Research Holdings (NASDAQ: INCR), Lantheus Holdings, MPI Research, Inc., Strategic Partners, LLC, Visant Corp., WideOpenWest (NYSE: WOW) and Warner Chilcott PLC (NASDAQ: WCRX). Mr. Burgstahler received a B.S. in Aerospace Engineering from the University of Kansas and an M.B.A. from Harvard Business School. We believe that Mr. Burgstahler’s extensive experience serving as a director for a diverse group of private and public companies, including those in the healthcare industry, makes him well-qualified to serve as a member of the APAC Board.

Sriram Venkataraman

Sriram Venkataraman has been our Executive Vice President since February 12, 2021. Mr. Venkataraman is currently a Partner at Avista and originally joined Avista in 2007. Prior to joining Avista, Mr. Venkataraman was a Vice President in the Healthcare Investment Banking group at Credit Suisse which he joined in 2001. Prior to Credit Suisse, Mr. Venkataraman worked at GE

Healthcare (formerly known as GE Medical Systems). Mr. Venkataraman currently serves on the board of directors of Cosette Pharmaceuticals, eMolecules, Inform Diagnostics, National Spine & Pain Centers, Probo Medical, RVL Pharmaceuticals (NASDAQ: RVL), Solmetex and XIFIN and has previously served as s director of AngioDynamics (NASDAQ: ANGO), Lantheus Holdings (NASDAQ: LNTH), OptiNose (NASDAQ: OPTN) and Zest Dental Solutions. Mr. Venkataraman received a M.S. in Electrical Engineering from the University of Illinois, Urbana-Champaign and an M.B.A. with honors from The Wharton School at the University of Pennsylvania.

Robert Girardi

Robert Girardi has been our Executive Vice President since February 12, 2021. Mr. Girardi is currently a Partner at Avista and originally joined Avista in 2010. Prior to joining Avista, Mr. Girardi was a Senior Associate at Quadrangle Group where he focused on private equity investments in the media and communications industries. Prior to joining Quadrangle, Mr. Girardi was an Associate at Bear Stearns Merchant Banking where he focused on private equity investments across a range of industries. Mr. Girardi also worked as an Analyst in the investment banking division at J.P. Morgan. Mr. Girardi currently serves on the board of directors of GCM Holding Corporation, ACP Northern Holdings and United BioSource Corporation and previously served on the board of directors of Arcadia Consumer Healthcare, DataBank Holdings, MPI Research, Inc. and Telular Corporation. Mr. Girardi received a B.S. with highest distinction in business administration from the University of North Carolina at Chapel Hill and an M.B.A. with honors from The Wharton School at the University of Pennsylvania, where he was a Palmer Scholar.

Amanda Heravi

Amanda Heravi has been our Investor Relations Officer since February 12, 2021. Ms. Heravi is the Head of Investor Relations at Avista and was one of the founding members of Avista in 2005. Prior to Avista, Ms. Heravi was the Director of Finance and Administration at Dorset Capital Management, which she joined in 1999, where she was responsible for investor relations and the financial, operational and administrative aspects of the fund. Prior to Dorset, Ms. Heravi worked at Montgomery Securities. Ms. Heravi received a B.A. from the University of California, Berkeley.

John Cafasso

John Cafasso has been our Chief Financial Officer since February 12, 2021. Mr. Cafasso joined Avista in 2011. Prior to joining Avista, Mr. Cafasso was in the asset management division of Credit Suisse from 2001 to 2011, where he was responsible for the accounting and reporting for Credit Suisse’s direct private equity funds. Prior to joining Credit Suisse, Mr. Cafasso was a Manager at KPMG, LLP in the financial services practice. Mr. Cafasso is a Certified Public Accountant and received a B.B.A. degree from Hofstra University.

Benjamin Silbert

Benjamin Silbert has been our General Counsel and Secretary since February 12, 2021. Mr. Silbert is the Chief Administrative Officer and General Counsel at Avista and was one of the founding members of Avista in 2005. Prior to joining Avista, Mr. Silbert was at DLJMB from 2001 to 2005. While at DLJMB, Mr. Silbert acted as internal counsel on a number of investments and divestitures, in addition to fund and partnership matters. Prior to joining DLJMB, Mr. Silbert was a lawyer in the private equity and mergers and acquisitions practice groups of Morgan, Lewis & Bockius LLP, which he joined in 1996. Mr. Silbert received a B.A. from Haverford College and a J.D. from Columbia Law School.

William E. Klitgaard

William E. Klitgaard has served as a Director on the APAC Board since August 12, 2021. Mr. Klitgaard is an operating executive at Avista, where was retained in 2020. Mr. Klitgaard has over two decades of experience leading and advising healthcare businesses in the Healthcare IT and outsourced pharma services space. Mr. Klitgaard most recently served as President of Enlighten Health, a division of LabCorp (NYSE:LH) that focuses on innovation and creation of new information-based services utilizing core assets of LabCorp and Covance, Inc. Previously, he spent 19 years at Covance, one of the world’s largest contract research organizations, where he served for three years as Corporate Senior Vice President and Chief Information Officer, and nearly twelve years as Corporate Senior Vice President and Chief Financial Officer. Prior to his time at Covance, Mr. Klitgaard held finance leadership positions at Kenetech Corporation, a wind turbine manufacturer, and Consolidated Freightways, Inc., a freight service and logistics company. Mr. Klitgaard currently serves as a director and chairman of the audit committee of Syneos Health, Inc. (NASDAQ: SYNH), since March 2017, as a director of Inform Diagnostics, since December 2019 and as a director of XIFIN, Inc. (“XIFIN”) since

January 2020. Mr. Klitgaard previously served as a director of Liaison Technologies, Bioclinica, Inc. and Certara, L.P. Mr. Klitgaard earned a B.A. in Economics from the University of California at Berkeley, and a Master’s degree from the Sloan Management School, Massachusetts Institute of Technology. We believe that Mr. Klitgaard’s extensive experience leading and advising healthcare businesses makes him well-qualified to serve as a member of the APAC Board.

Lâle White

Lâle White has served as a Director since August 12, 2021. Ms. White is the Executive Chairman, Chief Executive Officer and founder of XIFIN, Inc. (“XIFIN”), a health information technology company that leverages diagnostic information to improve the quality and economics of healthcare. Ms. White founded XIFIN in 1997 and has over 25 years of experience in information systems development and medical billing. Ms. White lectures extensively on these topics and has consulted for major laboratories and laboratory associations throughout the U.S. Ms. White worked with HCFA and the U.S. Office of the Inspector General to develop the first OIG Model Compliance Program. She has chaired the state and federal contractor committees for California Clinical Laboratory Association for years, maintaining a working relationship with the Medicare Administrative Contractors and Department of Health and Human Services. Ms. White was previously Vice President of Finance of Laboratory Corporation of America, one of the largest clinical reference laboratories in the United States, and its predecessor National Health Laboratories, where she led the software development of several accounts receivable, inventory, cost accounting and financial management systems for the laboratory industry. Ms. White currently serves as a director of Cardiff Oncology, Inc. (NASDAQ: CRDF) and previously served as a director of bioTheranostics while it was a BioMerieux subsidiary and CombiMatrix Corporation, until its acquisition by Invitae Corporation in 2017. Ms. White has a B.A. in Finance and an M.B.A. from Florida International University. We believe that Ms. White’s extensive executive experience with the strategic, financial and operational requirements of healthcare organizations makes her well-qualified to serve as a member of the APAC Board.

Wendel Barr

Wendel Barr has served as a Director since August 12, 2021. Mr. Barr has over 25 years of experience on the leading edge in the medical devices and life sciences industries. From September 2017 through November 2019, Mr. Barr was the Chief Executive Officer, President and director of Vium, Inc., a translational medicine and biotechnology company focused on improving the success of drug development through the creation of more precise and reproducible disease models. Prior to Vium, Mr. Barr was the Chief Executive Officer and director of Synteract, Inc., a full-service, global contract research organization dedicated to the clinical research needs of biotechnology, medical device and pharmaceutical companies. Prior to Synteract, Mr. Barr was at Covance from 2000 through 2011, where he had multiple roles, including Chief Operating Officer and Executive Vice President. Prior to Covance, Wendel Barr was Vice President and General Manager at Marconi Medical Systems and also held several positions of increasing responsibility with GE Healthcare including General Manager from 1984 to 1999. Mr. Barr earned a B.S. in Electronics Engineering from DeVry University and a M.B.A. from National University. We believe that Mr. Barr’s extensive experience leading companies in the medical devices and life sciences space makes him well-qualified to serve as a member of the APAC Board.

Corporate Governance

Number and Terms of Office of Officers and Directors

The APAC Board consists of five members. Holders of APAC Class B Ordinary Shares have the right to elect all of APAC’s directors prior to consummation of our initial business combination and holders of APAC Class A Ordinary Shares do not have the right to vote on the appointment of directors during such time. These provisions of the Cayman Constitutional Documents may only be amended if approved by special resolution passed by at least 90% of such shareholders as, being entitled to vote thereon in person or by proxy at a general meeting or by way of a unanimous written resolution. Each of APAC’s directors holds office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on the APAC Board may be filled by the affirmative vote of a majority of the remaining directors of the APAC Board or by ordinary resolution passed by the holders of APAC ordinary shares following a business combination (or, prior to our a business combination, passed by the holders of APAC Class B Ordinary Shares).

Pursuant to an agreement entered into in connection with the initial public offering, the Sponsor, upon and following consummation of a business combination, will be entitled to nominate three individuals for appointment to the APAC Board, as long as the Sponsor holds any securities covered by the Original Registration Rights Agreement.

Our officers are appointed by the APAC Board and serve at the discretion of the APAC Board, rather than for specific terms of office. The APAC Board is authorized to appoint persons to the offices set forth in the Cayman Constitutional Documents as it deems appropriate. The Cayman Constitutional Documents provide that our officers may consist of one or more of chairman of the APAC Board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the APAC Board.

Director Independence

Nasdaq listing standards generally require that a majority of the APAC Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the APAC Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. However, under Nasdaq listing rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the majority independent board requirements. Additionally, under the Nasdaq corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

●	we have a board that includes a majority of “independent directors,” as defined under the rules of Nasdaq;
●	we have a compensation committee of our board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	we have a nominating and corporate governance committee of our board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

The APAC Board has determined to take advantage of the phase-in and “controlled company” exemptions to not have a majority independent board, with Mr. Klitgaard and Mr. Barr being “independent directors” as defined in the Nasdaq listing standards. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of APAC’s executive officers or directors have received any cash compensation for services rendered to APAC. Since the consummation of our initial public offering and until the earlier of consummation of our initial business combination or our liquidation, APAC reimburses the Sponsor for office space, secretarial and administrative services provided to APAC in the amount of $10,000 per month. In addition, our Sponsor, executive officers and directors, or their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Our audit committee reviews on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or their affiliates. Any such payments prior to a business combination were or will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating a business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by APAC to the Sponsor, executive officers and directors, or their respective affiliates, prior to completion of our initial business combination.

We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Committees of the APAC Board

The APAC Board has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and limited exceptions, among other things, Nasdaq rules require that the compensation committee and the nominating committee of a listed company be comprised solely of independent directors. However, subject to certain phase-in exemptions provided by Nasdaq listing rule 5615(b)(1), and the exemptions available to a “controlled company” noted above, our nomination committee and compensation committee are currently not comprised solely of independent directors.

Further, subject to the phase-in exceptions set forth in Rule 10A-3(b)(1)(iv)(A) under the Exchange Act and Nasdaq listing rule 5615(b)(1), our audit committee is currently not comprised solely of independent directors.

Audit Committee

APAC has established an audit committee of the APAC Board. Mr. Klitgaard, Mr. Barr and Ms. White serve as members of our audit committee. Mr. Klitgaard serves as the chairman of the audit committee. Each member of the audit committee is financially literate and the APAC Board has determined that each of Mr. Klitgaard and Mr. Barr qualify as an “audit committee financial expert” as defined in applicable SEC rules.

The primary functions of our audit committee include:

●	meeting with our independent registered public accounting firm regarding, among other issues, audits and adequacy of our accounting and control systems;
●	monitoring the independence of our independent registered public accounting firm;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;
●	appointing or replacing the independent registered public accounting firm;
●	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;
●	monitoring compliance on a quarterly basis with the terms of the initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the initial public offering; and
●	reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by the APAC Board, with the interested director or directors abstaining from such review and approval.

The audit committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.

Compensation Committee

APAC has established a compensation committee of the APAC Board. The members of our compensation committee are Mr. Klitgaard, Mr. Barr and Ms. White. Mr. Klitgaard serves as chairman of the compensation committee.

APAC adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Financial Officer’s and Chief Executive Officer’s compensation, evaluating our Chief Financial Officer’s and Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer and Chief Financial Officer based on such evaluation;
●	reviewing and approving the compensation of all of our other Section 16 executive officers;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
●	producing a report on executive compensation to be included in our annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

Aside from Mr. Burgstahler and Mr. Venkataraman, who sit on the compensation committee of XIFIN, where Ms. White serves as the Chief Executive Officer, none of our executive officers currently serves, and in the past year has not served, (i) as a member of the compensation committee of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on the APAC Board.

Nominating Committee

APAC has established a nominating committee of the APAC Board. The members of our nominating committee are Mr. Klitgaard, Mr. Barr and Ms. White. Mr. Klitgaard serves as chairman of the nominating committee.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the APAC Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Code of Ethics

APAC has adopted a code of ethics applicable to APAC’s directors, officers and employees. A copy of the code of ethics is available on our website at https://avistapac.com/ahpac/ and will be provided without charge upon request from APAC in writing at 65 East 55th Street, 18th Floor, New York, NY 10022. APAC intends to disclose any amendments to or waivers of certain provisions of APAC’s code of ethics in a Current Report on Form 8-K. See the section of this proxy statement/prospectus/information statement entitled “Where You Can Find More Information.”

INFORMATION ABOUT LIGAND

Ligand is a biopharmaceutical company focused on developing or acquiring technologies that help pharmaceutical companies discover and develop medicines. Ligand specializes in drug discovery, early-stage drug development, product reformulation and partnering with other pharmaceutical companies (who conduct late-stage development, regulatory management and commercialization) ultimately to generate Ligand’s revenue. Ligand has established multiple alliances, licenses and other business relationships with the world’s leading pharmaceutical companies including Amgen, Merck, Pfizer, Sanofi, Janssen, Takeda, Servier, Gilead Sciences and Baxter International.

Prior to the Separation, Ligand’s business consisted of the OmniAb Business, and other platforms including the Captisol® platform and Pelican Expression Technology®. The Captisol® platform technology is a patent-protected, chemically modified cyclodextrin with a structure designed to optimize the solubility and stability of drugs. Ligand’s Pelican Expression Technology® is a robust, validated, cost-effective and scalable platform for recombinant protein production that is especially well-suited for complex, large-scale protein production where traditional systems are not.

Ligand’s principal executive offices are located at 5980 Horton Street, Suite 405, Emeryville, CA 94608, and its telephone number is (858) 550-7500. Ligand Common Stock are listed on The Nasdaq Global Market under the symbol “LGND.” Ligand was incorporated under the laws of the State of Delaware on May 18, 1995. Ligand’s internet address is www.ligand.com. The information contained on Ligand’s website is not incorporated by reference into this proxy statement/prospectus/information statement or any future documents that may be filed with the SEC and should not be considered part of this document.

INFORMATION ABOUT THE OMNIAB BUSINESS

Unless the context otherwise requires, references in this subsection “—Information About the OmniAb Business” to “OmniAb,” “we,” “us” and “our” generally refer to OmniAb prior to the Business Combination.

Overview

Our mission is to enable the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. We intend to achieve this mission by enabling the discovery of high-quality therapeutic candidates and by being the partner of choice for pharmaceutical and biotechnology companies. We believe that pairing the large and diverse antibody repertoires generated from our proprietary transgenic animals with our cutting-edge and high-throughput validated screening tools will deliver high-quality therapeutic candidates for a wide range of diseases.

Our OmniAb technology platform creates and screens diverse antibody pools and is designed to quickly identify optimal antibodies for our partners’ drug development efforts. We harness the power of Biological Intelligence, which we built into our proprietary transgenic animals and paired with our high-throughput screening technologies to enable the discovery of high-quality, fully-human antibody therapeutic candidates. We believe these antibodies are high quality because they are naturally optimized in our proprietary host systems for affinity, specificity, developability and functional performance. Our partners have access to these antibody candidates that are based on unmatched biological diversity and optimized through integration across a full range of technologies, including antigen design, transgenic animals, deep screening and characterization. We provide our partners both integrated end-to-end capabilities and highly customizable offerings, which address critical industry challenges and provide optimized antibody discovery solutions. As of December 31, 2021, we had 57 active partners and over 250 active programs, including 25 OmniAb-derived antibodies in clinical development and two approved products, zimberelimab, which was approved in China for the treatment of recurrent or refractory classical Hodgkin’s lymphoma, and sugemalimab, which was approved in China for the first-line treatment of metastatic (stage IV) non-small cell lung cancer in combination with chemotherapy. Our robust experience and development activity with our partners gives us critical insights into the industry and creates a positive feedback loop through which we plan to continue to advance our platform.

At the heart of the OmniAb technology platform lies the Biological Intelligence of our proprietary transgenic animals, including OmniRat, OmniMouse and OmniChicken, that have been genetically modified to generate antibodies with human sequences to facilitate development of human therapeutic candidates. Biological Intelligence refers to the ability of the immune system in our transgenic animals to create optimized antibodies through a process that has evolved over 500 million years. The immune system function is to adaptively respond to a given target through an iterative process of diversification and selection that produces novel antibodies with high affinity, specificity, and expression levels. Through its proprietary and carefully designed transgenes, OmniAb’s Biological Intelligence taps into this powerful in vivo process to generate human antibodies directly from its transgenic animals. OmniFlic and OmniClic are common light-chain rats and chickens, respectively, designed to generate bispecific antibodies. OmniTaur provides cow-inspired antibodies with unique structural characteristics for challenging targets. To our knowledge, we are the industry’s only four-species in vivo antibody discovery platform, making OmniAb the most diverse host system available in the industry. We believe natural antibodies are superior to other antibody generation methods because they are naturally optimized through an iterative in vivo process that preferentially selects antibodies to effectively bind to a specific antigen. Our technology can be leveraged to develop multiple therapeutic formats including mono-, bi- and multi-specific antibodies, antibody-drug conjugates (ADCs) and chimeric antigen receptor T cell (CAR-T). By generating large and diverse pools of high-quality antibodies, we believe Biological Intelligence increases the probability of success of therapeutic antibody discovery and helps limit the attrition of antibody product candidates in the clinic.

Our technology investments are methodical and deliberate, designed to enable our partner-centric business model to leverage the most cutting-edge solutions to solve the biggest challenges in antibody drug discovery. Some partners prefer integrated end-to-end discovery capabilities, while others prefer to use certain of our technologies within their own labs. This flexibility not only provides value to our partners, but also allows for greater scalability of our business since we do not have to build out capacity for partners that prefer to use some of their own technologies in the process. The breadth and depth of our partner-centric model benefits our investment decision making by providing critical insights into the needs and direction of the industry. Our current OmniAb clinical stage and approved partner pipeline is depicted in the figure below.

Figure 1: The OmniAb Clinical Stage and Approved Partner Pipeline

Partner	Program	Source Animal	Area	Target	Preclinical	Phase 1	Phase 2	Phase 3	Registration	Approved
Gloria / Arcus	Zimberelimab	OmniRat	Oncology	PD-1						
[illegible]	Sugemalimab	OmniRat	Oncology	PD-L1						
Janssen	Teclistamab	OmniRat	Oncology	BCMA x CD3						
Genentech	Tiragolumab	OmniRat	Oncology	TIGIT						
Harbour	Batoclimab	OmniRat	Immunology	FcRn						
Genmab	GEN1046	OmniRat	Oncology	PD-L1 x 4-1BB						
Aptevo	APVO436	OmniMouse	Oncology	CD123 x CD3						
Janssen	JNJ-67371244	OmniMouse	Oncology	CD33 x CD3						
Janssen	JNJ-70218902	OmniRat	Oncology	Undisclosed						
Janssen	JNJ-78306358	OmniRat	Oncology	HLA-G x CD3						
Merck	M6223	OmniRat	Oncology	TIGIT						
Genmab	GEN1047	OmniRat	Oncology	C7H4 x CD3						
Symphogen	SYM022	OmniRat	Oncology	LAG-3						
Symphogen	SYM023	OmniRat	Oncology	TIM-3						
Symphogen	SYM024	OmniRat	Oncology	CD73						
Symphogen	S095029	OmniRat	Oncology	NKG2A						
AbbVie †	TNB-383B	OmniFlic	Oncology	BCMA x CD3						
Ancora †	TNB-486	OmniFlic	Oncology	CD19 x CD3						
AMGEN †	AMG 340	OmniFlic	Oncology	PSMA x CD3						
SalubrisBio	SAL003	OmniRat	Metabolic	PCSK9						
Curon	CN1	OmniRat	Oncology	Undisclosed						
Zhilkang Hongyi	Undisclosed	OmniRat	Oncology	4-1BB						
Boehringer Ingelheim	Undisclosed	OmniChicken	Undisclosed	Undisclosed						

Animal launch year: OmniRat 2012; OmniMouse 2014; OmniFlic 2014; OmniChicken 2016; OmniClic 2019; OmniTaur 2020
Notes: Most advanced status for each program shown. Zimberelimab and Sugemalimab are approved in China.
† Programs discovered by Teneobio under a fully paid licenses. Future programs discovered under license agreement are subject to downstream economics.
* Indicates programs with fully paid licenses

According to Vaccines journal, antibodies are among the fastest growing class of drugs and are used across multiple therapeutic areas including oncology, inflammation, neurodegeneration. In 2021, approved antibody-based therapeutics accounted for over $215.0 billion in sales and 49 antibody therapeutics reached blockbuster status in 2021 with sales higher than $1.0 billion, according to data published by La Merie Publishing. Furthermore, Fatpos Global estimates that antibody-based therapeutic sales are expected to grow to over $375.0 billion by 2030. The favorable drug-like properties of antibodies, including high specificity, limited off-target toxicity, superior immune stimulation, and the ability to modulate half-life circulation in serum, have accelerated investment in antibody therapeutics. This has resulted in higher success rates for antibody therapeutics when compared to small molecule modalities, according to Clinical Development Success Rates and Contributing Factors 2011-2020, a study of over 9,000 clinical development programs published by PharmaIntelligence. These factors have led to substantial investment in antibody discovery, which we believe will continue to expand the total addressable market for antibody discovery technologies.

Despite industry momentum that has resulted in an overall increase in the number of antibody therapeutic approvals per year, drug discovery and development has become increasingly fragmented, outdated and non-robust. While many biotechnology companies bring a focused approach to science, their biological hypotheses are often tested utilizing suboptimal antibody discovery methods due to reliance on legacy technologies. Meanwhile, many larger companies have also continued to rely on legacy technologies, often due to the inability to selectively integrate newer technologies at their facilities or because the benefits of technological updates are limited by outdated workflows. Additionally, outsourced technologies that have tried to address these shortcomings often lack flexibility. These legacy approaches are burdened with critical disadvantages including low antibody diversity, lengthy discovery timelines, limited functional parameter data, excess costs or lack of flexibility.

We believe that by eliminating the need for each company to build a comprehensive antibody discovery engine, we can unlock innovation and value across a broad network of partners. Many emerging and established life sciences companies have been built around technologies that focus on a single or a limited number of steps in the discovery process, including antigen design, transgenic animal platforms, single-cell analysis, sequencing, bioinformatics, and proprietary assays. We believe our comprehensive, biologically-driven technology platform provides the industry with a cutting-edge solution for all critical components of the antibody discovery continuum. By providing leading antibody discovery solutions to the industry, we aim to increase the probability of success, reduce costs and shorten development timelines for our partners.

As depicted in Figure 2 below, our technology platform is a suite of integrated technologies designed to discover a wide range of high-quality therapeutic antibodies that leverage the inherent diversity produced by our transgenic animals.

Figure 2: The OmniAb Technology Platform

Our technologies within the OmniAb platform improve the productivity and efficiency of each step of the discovery process:

●	Create Diverse Antibody Pools. We believe generating large and diverse pools of high-quality antibodies increases the likelihood of discovering the antibody with the most desirable therapeutic characteristics. At the heart of the OmniAb technology platform is the Biological Intelligence of our proprietary transgenic animals, technology that we own. Our animals have been genetically modified to produce a large number of naturally optimized, high-quality, fully-human antibodies. We offer the industry’s only four-species platform to address a wide range of biological challenges facing our partners in their antibody discovery efforts. We pair our Biological Intelligence with computational antigen design to generate robust antibody responses to biological targets, including but not limited to difficult and complex targets such as ion channels, G protein-coupled receptors (GPCRs), transporters, and other transmembrane proteins. Our antigen design technology includes transmembrane and cell-surface protein technology that we own or exclusively license.
●	Screen Antibody Candidates. Our proprietary xPloration microcapillary technology, which we own or license, and Gel Encapsulated Microenvironment (GEM) technology, which we own, screen pools of antibody-secreting B cells at a single-cell level to quickly identify antibodies in as little as a few hours, saving weeks compared to traditional technologies. xPloration characterizes tens of millions of antibody producing cells on multiple parameters, then leverages AI to analyze immense amounts of phenotypic data to automatically select and rank thousands of promising therapeutic candidates. Our industry-leading throughput allows for the discovery of rare antibodies that may otherwise be missed with traditional technologies.
●	Identify the Right Antibody. Our discovery teams are able, as needed, to work closely with partners to identify the right antibody for a particular target profile. Antibody candidates identified through our screening technologies are further characterized through a cascade of performance assays. The data from multi-parameter screening and performance assays is used in combination with bioinformatics to analyze the antibody repertoire and enable our partners to select the right antibody.

In addition to our antibody discovery solutions, we possess extensive biological capabilities focused on ion channels, transporters and x-ray fluorescence. Ion channels and transporters are key components in a wide variety of biological processes and have broad therapeutic applicability across cancer, metabolic disease, pain, neurological diseases, infectious diseases and others. In the search for new drugs, ion channels are a frequent, but challenging target. We believe our capabilities in the ion channel area are leverageable for both small molecule and antibody approaches to therapeutic development.

We partner with pharmaceutical and biotechnology companies that vary in size, clinical stage, geography and therapeutic focus. Our license agreements are negotiated separately for each discovery partner, and as a result, the financial terms and contractual provisions vary from agreement to agreement. We structure our license agreements with partners to typically include: (i) payments for technology access and payments for performance of research services; (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones; and (iii) royalties on net sales of our partners’ products, if any. We succeed when our partners are successful and our agreements are structured to align economic and scientific interests. As of December 31, 2021, we had 57 active partners and over 250 active programs, including 25 OmniAb-derived antibodies in clinical development and two approved products in China. An active program is counted once an antigen is introduced into our animals and remains so as long as the program is actively being developed or commercialized. An active partner is counted if such partner has an active program or has executed a license agreement in advance of initiating an active program. As of December 31, 2021, our partners with active antibody programs included Amgen, Boehringer Ingelheim, Genmab, Janssen, Merck KGaA, Pfizer, Sanofi, and Seagen, among others. In addition, we work with academic partners including The Scripps Research Institute, Oxford University, University of Maryland, and the Wistar Institute.

For the years ended December 31, 2021, 2020 and 2019, our revenue was $34.7 million, $23.3 million and $18.3 million, respectively. For the years ended December 31, 2021, 2020 and 2019, our net loss was $(27.0 million), $(17.6 million) and $(13.6 million), respectively. Historically, our revenue has been derived from payments for technology access, collaborative research services and milestones. We believe the long-term value of our business will be driven by partner royalties as such payments are based on global sales of potential future partner antibodies, which generally provide for larger and recurring payments as compared to technology access, research and milestone payments. While we expect our first royalty payments to come from the sales of zimberelimab and sugemalimab in China, we believe our revenue will be materially driven by milestones, in the shorter term, and by royalties, in the longer term, from our partnered programs in the United States and Europe. However, drug discovery and development has significant uncertainty in timing and likelihood of reaching marketing authorization, and we cannot be certain when, if at all, royalty payments will be a material portion of our revenue. Furthermore, we do not control the progression, clinical development, regulatory strategy or eventual commercialization of antibodies discovered using our platform, and as a result, we are entirely dependent on our partners’ efforts and decisions with respect to such antibodies.

Our Strategy

Our mission is to enable the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. We intend to achieve this mission by enabling the discovery of high-quality therapeutic candidates and by being the partner of choice for pharmaceutical and biotechnology companies. Our strategy to accomplish this is as follows:

●	Enable discovery of high-quality antibody candidates through our platform. We have a technologically differentiated platform that provides our partners with end-to-end antibody discovery capabilities, as well as customized solutions for individual steps of the antibody discovery process. We believe that pairing the power of Biological Intelligence built into our proprietary transgenic animals with our high-throughput screening technologies will continue to enable the discovery of high-quality, fully-human antibody therapeutic candidates for a wide range of diseases.
●	Expand upon our existing partnerships. We have 57 active partners, consisting of pharmaceutical and biotechnology organizations, varying in size, clinical stage, geography and therapeutic focus. We intend to continue to identify and capture new opportunities with existing partners by building upon our trusted relationships. The quality and breadth of our platform enables our partners to succeed in new campaigns and has also enabled them to pursue programs that would otherwise not be pursued due to technical challenges. In addition, collaboration between our scientists and partners has expanded partners’ usage to other offerings within our technology platform, such as bispecific, screening, and antigen technologies.

●	Increase the number of our partnerships. We intend to forge new partnerships with pharmaceutical and biotechnology companies focused on antibody development. We plan to continue to gain new customers through increased business development activities, and through continued technological expansion. We also intend to increase the number of partnerships with smaller early-stage biotechnology companies by offering flexible deal structures and offerings. Through continual investment and expansion of our capabilities, we believe we have the opportunity to further enable our partners to capture additional value from our technologies.
●	Further our technological differentiation through intelligent expansion. We employ a methodical and deliberate approach to expanding our technology platform. Serving a broad partner base has provided us a unique insight into the needs and direction of the industry, and we continue to leverage this insight for our decision-making. In recent years, we have successfully integrated a number of technology acquisitions covering antigen generation, additional animal species, deep screening capabilities, and ion channel expertise. We intend to continue to invest in enabling technologies and evaluate strategic technology acquisitions to broaden our capabilities in the antibody discovery continuum.
●	Drive partner adoption through a customizable and flexible offering. We meet our partners’ specific needs by offering access to all or certain components of our technology platform. Some partners prefer integrated end-to-end discovery capabilities, while others prefer to use our technologies within their own labs. This flexibility not only provides value to our partners, but it allows for greater scalability of our business since we do not have to build capacity for partners that prefer to use some of their own resources in the process. This approach helps increase the partnership funnel and provides an initial forum for us to expand our relationship moving forward.

Our Key Competitive Strengths

We believe the following capabilities and competitive strengths will enable us to become the partner of choice for antibody discovery:

●	A validated discovery platform with a track record of success. As of December 31, 2021, of the 25 antibodies generated using our platform that our partners have progressed into the clinic, 23 are in clinical trials and two have been approved for marketing in China. In December 2021, a second antibody generated using our platform was approved for marketing. We believe that clinical success, including regulatory approval, has validated our platform and reduced the technical risk associated with our technology, which may lead to new partnerships and expansion of existing partnerships.
●	A complete antibody discovery solution, leveraging proprietary and differentiated technologies. We have built a cutting-edge end-to-end antibody discovery solution using state-of-the-art genetic engineering technologies. Our technology platform includes a suite of next-generation transgenic animals, computationally powered antigen design, high-throughput microcapillary single-cell analysis, next-generation sequencing, proprietary assays and bioinformatics. Our end-to-end solution allows us to efficiently generate and deliver lead antibodies for our partners’ development efforts.
●	Proprietary Biological Intelligence that is designed to yield one of the industry’s most diverse set of high-quality antibodies. Not all genetically engineered antibody discovery technologies are created equal. Each host animal provides a distinct immune response profile, and we believe the availability of multiple species provides an increased probability of success to find the ideal therapeutic candidate. Our animals have been genetically modified to produce naturally optimized, high-quality, antibodies with human sequences. Our technologies were developed by industry leaders in genetic engineering to elicit strong immune responses not only to biologically validated targets but also to the most difficult targets. Our team of world-renowned genetic engineers continue to work on next-generation transgenic animals to address industry challenges. To our knowledge, we are the only four-species platform with a transgenic rat, mouse, and chicken, as well as cow antibody humanization technology.
●	Rapid deep sequencing of immune repertoires. Our xPloration and GEM technologies can screen tens of millions of cells and recover thousands of antibody-secreting B cells for further analysis in a matter of hours. Our technologies generate multidimensional profiling data on a single-cell level that provides higher resolution. To our knowledge, xPloration has the industry’s highest screening and recovery throughput of single-cell deep profiling and sorting platforms. This throughput enables us to capture a significant portion of the antibody repertoire, including rare cells that might be missed with traditional or competing systems. We believe these technologies combined with our OmniAb transgenic animals reduce timelines, costs and technical risk associated with traditional antibody generation methods.

●	Ion channel target capabilities. We have extensive biological capabilities focused on ion channels and transporters, along with an established track record in novel drug discovery from screening to lead optimization. These capabilities provide novel reagent generation and proprietary assays that can support OmniAb antibody discovery programs and other therapeutic modalities which can be accessed by partners as part of the OmniAb Technology Platform when pursuing targets.
●	Diversified and scalable business model. Our business is built on the success of our partners and the strength of our technology. Our business applies to a broad universe of potential partners and aligns with their economic and scientific interests. Furthermore, our technologies are modular whereby each step feeds into the next, creating a complete and scalable solution. Certain of our technology can also be used directly by our partners, enhancing the flexibility of our offerings. We believe this capital-efficient model allows us to build a diversified portfolio of royalty streams that reach far into the future therapeutic antibody market. Because we focus on improving the process of drug discovery, we will continue to make critical investments in technology that benefit the entire industry.
●	Robust IP portfolio with multiple long duration patent families. Our patent portfolio reflects our innovative position and end-to-end capabilities in antibody discovery, including antigen design, transgenic animals, microcapillary single-cell screening, and ion channel assays. As of December 31, 2021, we have 309 issued patents with expiry dates to 2039, and 134 pending patent applications worldwide. Our license agreements with our partners are often structured with royalties that are linked to the patents for the antibodies discovered using OmniAb, thereby creating royalty rights that extend longer than our current technology patent coverage.

Industry Background

Antibodies: 500 Million Years of Immune System Evolution

Antibodies are blood proteins produced by the adaptive immune system in response to a specific foreign antigen. Antibodies bind to substances which the body recognizes as foreign, such as bacteria, viruses, cancer cells, and proteins in the blood. Antibodies can also be used to target cell surface proteins critical to biological functions and disease.

The immune system creates antibodies through a process of random shuffling of DNA fragments known as V(D)J recombination. During this process two separate genes, referred to as the heavy and light chain, are assembled to create a Y-shaped antibody protein. The shuffling of these DNA fragments, as well as random DNA insertions, deletions and edits, results in over 100 trillion different antibody possibilities.

At any one time, the human body typically has approximately one billion different antibodies circulating in the bloodstream. Each antibody is created by one immune B cell. When antibody expressing B cell binds to an antigen, the B cell quickly proliferates and differentiates into a family of closely related cells producing slightly differentiated antibodies. This iterative process preferentially selects antibodies that are naturally optimized to be most effective in neutralizing the specific antigen.

This process, referred to as in vivo affinity maturation, has evolved over 500 million years to naturally select antibodies that are optimized for their intended function. Antibodies discovered from natural immune systems generally have favorable therapeutic characteristics, such as high specificity, limited off-target toxicity, superior immune stimulation, and the ability to modulate half-life circulation in serum. Despite man-made technologies that try to imitate the natural selection process, over 90% of approved therapeutics are derived from natural immune systems. Our OmniAb transgenic animals take advantage of the immune system’s ability to produce high-quality antibodies, and have been genetically modified so the antibodies generated have human sequences.

The evolutionary divergence of different species has resulted in some animals developing unique mechanisms that increase their immune system effectiveness to certain antigens. Each species taps a signature combination of antigen recognition, diversification mechanisms, and distinct structural features that support survival in the face of persistent exposure to evolving environmental threats. Our four-species platform harnesses these characteristics, while maintaining the human genetic sequences needed to generate diverse pools of high-quality, fully-human therapeutic antibodies that fit almost any discovery campaign.

Market Opportunity

According to Vaccines journal, antibodies are among the fastest growing class of drugs and are used across many therapeutic areas, including oncology, inflammation and neurodegeneration. EvaluatePharma data indicates that monoclonal antibodies have represented the majority of the top 10 bestselling drugs over the last five years. In 2021, approved antibody-based therapeutics accounted for over $215.0 billion in sales, according to data published by La Merie Publishing. Also according to La Merie Publishing, in 2021, 49 antibody therapeutics reached blockbuster status with sales higher than $1.0 billion, up from 41 antibodies in 2020. Furthermore, Fatpos Global estimates that antibody-based therapeutic sales are expected to grow to over $375.0 billion by 2030.

Despite advances in other therapeutic modalities, investment in antibodies has accelerated over the past decade, which has translated into clinical productivity and ultimately new drug approvals. According to data from the Antibody Society, the number of antibodies in the clinic has increased at an estimated 11% CAGR from approximately 500 in 2015 to approximately 950 in 2021. The expansion of clinical development has led to an accelerating pace of regulatory approvals as depicted in Figure 4 below. The FDA approved the first therapeutic antibody in 1986. By 2015, the FDA approved its 50th antibody, and 6 years later in 2021, approved its 100th antibody. As of December 31, 2021, we estimate that there were over 100 approved antibody therapeutics in the U.S. and EU. As of December 31, 2021, we estimate that 19 antibodies were under review for approval by the FDA or the EMA.

Figure 3: Antibody Sales (US and EU)

(Source: Fatpos Global, Global Next-Generation Antibody Therapeutics Market Report: 2019-2030, March 11, 2021; La Merie Publishing, 2020 Sales of Recombinant Therapeutic Antibodies, Proteins, Biosimilars & Other Biologics, March 11, 2021)

Figure 4: Antibody Regulatory Approvals (FDA and EMA)

(Source:The Antibody Society Database of Antibody Regulatory Approvals, December 31, 2021.)

Much of the success of antibodies as a therapeutic class is attributable to their favorable qualities relative to other therapeutic modalities. Antibodies can offer high affinity, potency and specificity, limited off-target toxicity, low immunogenicity, superior immune stimulation and the ability to modulate half-life circulation in serum. Industry statistics suggest that these properties have also translated to an increased probability of success relative to other modalities. According to PharmaIntelligence’s Clinical Development Success Rates and Contributing Factors 2011-2020, which summarizes a study of over 9,000 drugs being developed for the U.S. market, monoclonal antibodies and monoclonal antibody conjugate drugs have had an approximately 12% likelihood of receiving market authorization from the start of Phase 1 clinical trials. This is higher than the success rate of small molecule modalities, which had an 8% likelihood of receiving market authorization from the start of Phase 1 clinical trials in the United States.

Our business model allows us to participate in the high growth antibody therapeutic market through technology access fees and services fees, as well as downstream success-based payments in the form of milestones and royalties on therapeutic candidates that have been discovered using our platform. As of December 31, 2021, we had 57 active partners and over 250 active programs, including 25 OmniAb-derived antibodies in clinical development and two approved products in China.

Existing Industry Limitations

Despite industry momentum which has resulted in an overall increase in the number of antibody therapeutic approvals per year, drug discovery and development has become increasingly fragmented, outdated and non-robust.

Reduced large pharmaceutical investment has intensified fragmentation and created ripple effects for small biotechnology companies due to reduced investment in enabling technologies. While many of these biotechnology companies bring a focused approach to science that prioritizes nimble movement and efficient decision making, their biological hypotheses are often tested utilizing suboptimal antibody discovery methods due to reliance on legacy technologies. Meanwhile, many larger companies have also continued to rely on legacy technologies for many processes related to antibody discovery, often due to the inability to selectively integrate newer technologies at their facilities or because the benefits of technological updates are limited by outdated workflows. Key examples of the frequently utilized legacy technologies and their shortcomings include:

●	Humanized wild-type antibodies. This process has been utilized over the last 25 years and attempts to capture the benefits of natural antibody optimization. However, the process that converts the animal antibody into a human format introduces conformational changes that impact the desired therapeutic properties of the antibody and may cause immunogenicity concerns.
●	First generation transgenics. Earlier transgenic systems demonstrated proof-of-concept and did deliver therapeutic antibodies, however it became apparent that flaws in transgene design limited the robustness of immune responses from these animals. In addition, other technical issues, legacy agreement structures and industry consolidation presented further obstacles for the access to and use of the early platforms.
●	Display technology. The commonly utilized technologies were invented over 35 years ago and do not benefit from in vivo affinity maturation and optimization. Some display libraries are engineered to capture benefits from natural immune systems, however they still carry limitations including loss of the heavy and light chain pairing, need for high quality soluble antigen, and they often require downstream sequence optimization for high production in a mammalian manufacturing cell line.
●	Hybridoma screening. This method has been utilized for over 45 years and results in a loss of over 99% of antibody diversity, drastically reducing the pool of potential therapeutic candidates to choose from.

There is a significant and growing disparity between today’s widely used legacy antibody discovery tools and the latest advances in antibody discovery technologies. Despite the increased investment into antibody drug development, there is often a slow adoption of newer technologies due to the lack of flexibility integrating these technologies into existing workflows. These existing industry approaches are burdened with critical disadvantages including low antibody diversity, lengthy discovery timelines, limited functional parameter data, excess costs and lack of flexibility.

Our Platform

Our OmniAb technology platform is designed to enable the efficient discovery of high-quality, fully-human antibodies for a wide range of diseases. This platform aims to overcome the existing industry challenges and provides our partners access to antibody candidates based on unparalleled biological diversity that are optimized through tight integration across a full range of discovery technologies. These technologies include computationally powered antigen design, transgenic animals, high-throughput microcapillary single-cell analysis, next-generation sequencing, proprietary assays and bioinformatics. We believe that by providing our partners with access to these technologies we will ultimately shorten the discovery timelines, reduce costs, and increase the probability of success.

Our investments in our technologies are methodical and deliberate, with the goal to continue to provide our partners with the most cutting-edge technologies to solve the biggest challenges in antibody discovery. Our technologies are modular and sequential, creating a complete and scalable solution. These technologies also can be individually integrated into our partners internal or external workflows, which allows us to provide our partners with both integrated end-to-end discovery solutions and highly customizable, program-by-program offerings, which address critical industry challenges and provide our partners with optimized antibody discovery solutions. As depicted below, our technology platform is a suite of integrated technologies designed to discover a wide range of high-

quality therapeutic antibodies that leverage the inherent diversity produced by transgenic animals and high throughput single-cell screening.

Our technologies within the OmniAb platform improve the productivity and efficiency of each step of the discovery process:

●	Create Diverse Antibody Pools. We believe generating large and diverse pools of high-quality antibodies increases the chances of discovering the antibody with the most desirable therapeutic characteristics. At the heart of the OmniAb technology platform is the Biological Intelligence of our proprietary transgenic animals, technology that we own. Our animals have been genetically modified to produce a large number of naturally optimized, high-quality, antibodies with human sequences. We offer the industry’s only four-species platform to address a wide range of biological challenges facing our partners in their antibody discovery efforts. We can pair our Biological Intelligence with computational antigen design to generate robust antibody responses to biological targets, including but not limited to difficult and complex targets such as ion channels, GPCRs, transporters, and other transmembrane proteins. Our antigen design technology includes transmembrane and cell-surface protein technology that we own or exclusively license.
●	Screen Antibody Candidates. Our proprietary xPloration microcapillary technology, which we own or license, and GEM technology, which we own, screen antibody pools at a single-cell level to quickly identify antibodies in as little as a few hours, saving weeks compared to traditional technologies. xPloration screens tens of millions of immune cells on multiple parameters, then leverages AI to analyze immense amounts of phenotypic data to automatically select and rank thousands of promising therapeutic candidates. Our industry-leading throughput allows for the discovery of rare antibodies that may otherwise be missed with traditional technologies.
●	Identify the Right Antibody. Our discovery teams are flexibly positioned to work closely with partners to identify the right antibody for a particular target profile. Antibody candidates identified through our screening technologies are further characterized through a cascade of performance assays. The data from multi-parameter screening and performance assays is used in combination with bioinformatics to analyze the antibody repertoire and enable our partners to select the right antibody.

Create Diverse Antibody Pools

We believe generating large and diverse pools of high-quality antibodies increases the chances of discovering the antibody with the most desirable therapeutic characteristics. We have assembled a suite of transgenic animal and antigen technologies that are designed to generate a large and diverse pool of high-quality antibodies. The heart of the OmniAb technology platform is the Biological Intelligence of our proprietary transgenic animals, including OmniRat, OmniMouse, and OmniChicken, that have been genetically modified to generate antibodies with human sequences which are naturally optimized through in vivo affinity maturation. We combine our transgenic animals with proprietary antigen technology and immunization techniques to generate high-quality antibodies for even the most difficult biological challenges. The various OmniAb animal technologies are depicted in Figure 5 below.

Figure 5: OmniAb Animal Technologies

We believe that natural antibodies are superior to other antibody generation methods due to the immune system’s ability to naturally select quality, and already optimized antibodies through a process that has evolved over 500 million years. According to the TAB Database of Therapeutic Antibodies, as of December 30, 2021, over 90% of all approved antibody drugs had been derived from natural immune systems, which we believe is due to their superior drug-like properties. The evolutionary divergence of different species has resulted in some animals developing unique mechanisms that increase their immune system effectiveness to certain antigens. Our four-species platform harnesses these characteristics, while maintaining the human genetic sequences needed to generate diverse pools of high-quality, fully-human therapeutic antibodies that fit almost any discovery campaign.

Our team of world-renowned scientists use a variety of gene editing techniques to alter the genomes of animals to produce antibodies that use human sequences, while retaining the animal’s ability to illicit a strong immune response to antigen. We then set up breeding colonies of our genetically modified animals for use in partner’s discovery efforts. While there are several options when considering transgenic mice, OmniAb is the only four-species platform, with the world’s only transgenic mouse, rat, chicken, and cow antibody humanization technology. Each animal has unique characteristics which address key challenges in antibody discovery.

We pair our animal technologies with antigen design to further enhance the robust antibody repertoires for antibody campaigns. Ab Initio offers antigen design technology, which we own or exclusively license, for production of challenging therapeutic targets. Most drug targets are membrane proteins which are inherently unstable and challenging to investigate. The technology produces full-length membrane proteins, including multi-Tm proteins, such as ion channels and GPCRs, the largest class of therapeutic drug targets. Our antigen production works in tandem with our therapeutic antibody discovery platform, providing access to high-quality membrane protein antigens for immunization campaigns. Guided by molecular modeling and protein design capabilities, our antigen design team manages the cloning, expression, purification, reconstitution, and quality control of purified native-conformation membrane proteins for immunization and screening purposes. Antigens can be prepared in particular conformations with protein or small molecule conformational chaperones. The range of accessible antigen formats improves the probability of success in generating robust immune response with desired specificities from any of the OmniAb animals.

Collectively, we believe our transgenic animal and antigen technologies provide the foundation for a successful drug discovery campaign.

Screen Antibody Candidates

Finding the best antibody means finding the best antibody producing cell. Each antibody is made by an antibody producing cell, known as a B cell, that contains the genetic sequence that encodes its unique antibody. When presented with an antigen, the immune system will respond by creating millions of different antibodies and preferentially selecting antibodies that best neutralize the perceived threat. These large antibody pools can present a challenge in identifying the antibodies with the most optimal candidate drug profiles from millions of possibilities.

In addition to the enormous number of different antibodies generated, individual B cells are microscopic, generate only a miniscule amount of antibody protein, and are difficult to grow in culture conditions. The amount of antibody produced by an individual B cell is too small to be tested directly in conventional 96-well plates. Because of this, scientists have relied on the hybridoma method for antibody discovery for the past 45 years. During this process, B cells are fused with a certain type of cancer cell, which immortalizes the B cell allowing them to be grown into sufficient quantities for the antibodies to be tested in conventional 96-well plates. This process takes approximately 8 to 12 weeks, and is extremely inefficient, leading to losses of 99.9% of the relevant immune diversity from the beginning of the process. Despite these significant limitations, hybridoma remains a commonly used technology in the industry.

We analyze B cells individually using microcapillaries and industry leading throughput with our proprietary xPloration and GEM platforms. The xPloration platform is an AI-powered single-cell microcapillary platform that provides multi-dimensional profiling data on tens of millions of cells. Our proprietary technology uses a chip with 1.5 million microscopic capillaries that are loaded with B cells. Chips are processed through automated imaging, then AI-powered algorithms analyze and identify thousands of B cells that express antibodies with the desired characteristics. Our AI algorithms are empowered by the industry leading LandingLensTM platform developed by Landing AI. Using technology we own or license from Stanford University, thousands of AI-selected B cells are recovered within minutes using lasers that break the capillary forces and drop the B cell into wells for sequencing. The whole process can screen up to 40 million cells and recover thousands of paired sequences all within a few hours.

We believe the xPloration platform represents industry-leading screening and cell recovery. The screening throughput enables the discovery of rare cells that would be missed with other systems that only evaluate a small sliver of the repertoire.

Identify the Right Antibody

Both xPloration and GEM identify potentially thousands of therapeutic antibody candidates which must then be narrowed to a small number of lead candidates. Our OmniAb team is flexibly positioned to work directly with partners to develop work plans and screening cascades that are customized to their antibody design specifications. We also assist our partners in their own downstream activities to ultimately find the right antibody for further development. Paired chains are cloned in high throughput and expressed as recombinant antibodies in a variety of format options for confirmation and further characterization. Assays include high throughput epitope binning and kinetics analysis, and target-specific functional assays. Functional data combined with the large amounts of data generated from xPloration provide a comprehensive view of the immune response and allow our partners to select antibodies with even the most stringent design criteria.

Often the right antibody must be further modified to enhance certain desired characteristics in a process known as antibody optimization. Introducing changes to the DNA sequence that enhance one characteristic, can be detrimental to others. This results in a process that is lengthy, costly, and reliant on trial-and-error experimentation. We believe many of these challenges are averted by using natural immune systems that have evolved over 500 million years to naturally selects antibodies that are optimized for their intended function. Our antibody pools are large, diverse, and full of high-quality antibodies that provide our partners with a significant number of fully optimized leads. In the most challenging discovery programs, our team can provide hit expansion through xPloration deep dives and/or NGS data mining to identify variants of confirmed clones with improved affinity, improved manufacturability, or other favorable characteristics, while avoiding the time and technical risk associated with traditional optimization methods.

In situations where characteristics need to be improved beyond what is available in the repertoire, we can filter sequence variants through a battery of in silico evaluations to remove sequences with liabilities or potential developability problems, and potentially improve potency. Optimized sequences are then re-expressed in antibody format of choice and performance is further evaluated in analytical and bioassay evaluation to create a ranked list of potential leads.

Our Partnership Business Model

We partner with pharmaceutical and biotechnology companies that vary in size, clinical stage, geography and therapeutic focus. Our partners have access to wide repertoires of antibodies and state-of-the-art screening technologies designed to enable efficient discovery of next-generation novel therapeutics and deliver high-quality therapeutic antibody candidates for a wide range of diseases. Our partners can select a target and define the antibody properties needed for therapeutic development or use certain of our technologies directly in their own laboratories. We typically structure our license agreements with each partner so that they are indifferent to the species used to generate antibodies. To the extent our partners request us to provide additional discovery work beyond screening, we capture additional fees either in terms of upfront payments or downstream via additional milestones or royalties.

Our license agreements with partners typically include: (i) upfront or annual payments for technology access and payments for performance of research services; (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones; and (iii) royalties on net sales of our partners’ products, if any. We succeed when our partners are successful and our agreements are structured to take advantage of the upside of approved antibody therapeutics. Our license agreements typically include annual reporting requirements which provide us updates from our partners on the status of their programs. In addition, we track our active partnered programs by reviewing our partners’ public announcements and maintaining close communications with our partners to the extent possible. In some instances, a partner may not publicly announce milestones in which case we are generally dependent on our partners to track and disclose milestones at the time of achievement. Our license agreements are typically terminable by our partners without penalty with specified notice. However, all milestone payments and royalties survive termination and continue with respect to any OmniAb-derived antibodies. The royalty term is typically the longer of 10 years from the first commercial sale or through the last expiration in any jurisdiction of the patents covering such OmniAb-derived antibody. We believe the long-term value of our business will be driven by downstream royalty payments. Our typical royalty rates for antibody discovery contracts are currently in the low- to mid-single digits, and can vary depending on other economic terms in the agreement. Although our license agreements typically include technology access fees, milestone payments and royalties, each agreement is negotiated separately and as a result, the financial terms and contractual provisions vary from agreement to agreement. By providing a full suite of antibody discovery technologies with streamlined economics, we believe we offer an attractive option to industry stakeholders that are often forced to pay multiple royalty obligations for enabling technologies.

Figure 6 below shows the growth in active partners, active programs and clinical programs since our acquisition by Ligand in January 2016 and the number of programs that have entered clinical trials. As of December 31, 2021, we estimate our partners have started over 500 antibody discovery campaigns, and we estimate there are currently over 250 active antibody programs. An active program is counted once an antigen is introduced into our animals and includes active clinical programs and approved products. An active partner is one that has an active program or has executed a license agreement in advance of initiating an active program. Active clinical programs represents the number of unique programs for which an IND or equivalent under other regulatory regimes has been filed based on an OmniAb-derived antibody and which are in clinical development. Approved products represents an OmniAb-derived antibody for which our partner has received marketing approval. We do not include academic partners with a license to the OmniAb platform in our active partner count.

Figure 6: Active Partners, Active Programs, and Active Clinical Programs and Approved Products

*Active programs not tracked prior to acquisition of Open Monoclonal Technology, Inc. in January 2016.

Our Technology

The foundational technologies that power our OmniAb Technology Platform are described below:

OmniRat

OmniRat was launched in 2012 and is the first example of a successful knock-out of the endogenous rat immunoglobulin genes coupled with transgenesis of human counterparts. OmniRat produces a diverse repertoire of antibodies with human idiotypes and immunological characteristics that are comparable to antibodies from wildtype animals. OmniRat provides cross-reactivity against a mouse, which may streamline preclinical development by obviating the need for surrogate antibodies, and thereby may decrease clinical risks. The OmniRat has been engineered to contain functional recombinant immunoglobulin loci, use genes with similar frequency as humans, and rearrange functional human immunoglobulin genes. The animals are bred on a mixed genetic background to further diversify the antibody repertoire and feature different light chain isotypes which is designed to provide flexibility around partners’ needs and technology. The OmniRat shows high expression, normal human CDR-H3 length distribution, and normal hypermutation and affinity maturation. As of December 31, 2021, there are two approved OmniRat-derived antibodies and 16 additional antibodies in clinical development.

OmniMouse

OmniMouse was launched in 2014, and we designed this technology using the same transgenes as OmniRat to deliver fully human antibodies utilizing standard mouse-based protocols. OmniMouse expands the sequence diversity of our rat-based platforms (OmniRat and OmniFlic), offering easy conversion from wildtype mice while utilizing the same protocols. OmniMouse produces a diverse repertoire of antibodies with human idiotypes and provides a complementary murine system for additional sequence diversity. Like OmniRat, OmniMouse is currently bred to generate a mixed genetic background to further increase sequence diversity. For partners who prefer to work with mice, OmniMouse provides a rapid solution to deliver fully-human antibodies. As of December 31, 2021, there are two OmniMouse-derived antibodies in clinical development.

OmniChicken

OmniChicken was launched in 2016 and is the first successfully engineered bird with an immune system that can efficiently generate human sequence antibody repertoires for the discovery of therapeutic antibodies. OmniChicken and OmniClic, our bispecific transgenic chicken platform, offer affinity matured antibodies in an evolutionarily distant chicken host environment. As depicted in Figure 7 below, more than 300 million years of evolutionary distance drives divergence between mammalian and avian orthologs, which are genes in different species that evolved from a common ancestral gene by speciation. This evolutionary distance enables generation of a diverse repertoire of antibody panels to highly conserved therapeutic target antigens that are not immunogenic in mammals.

OmniChicken features a high level of functional diversity, with sequence diversity focused on the CDR regions, while maintaining conserved, well-validated human framework regions. OmniChicken antibodies bind to diverse epitopes on human targets with high affinity, and therefore we believe offer excellent developability profiles. As of December 31, 2021, there is one OmniChicken-derived antibody in clinical development.

Figure 7: OmniChicken Yields Greater Antibody Diversity

Due to the phylogenic evolutionary distance between humans and chickens, the OmniChicken can generate an immune response against targets that are not immunogenic in mammals.

OmniTaur

OmniTaur was launched in 2020 and provides cow-derived ultralong CDR-H3 antibodies with a human framework. CDR-H3 is the region of the antibody that makes primary contact with the target and ultralong CDR-H3 antibodies have been shown to bind to targets with deep or cryptic epitopes. We believe these antibodies could be leveraged for a variety of targets with cryptic epitopes which may be difficult to reach with conventional antibodies, including channel blockers, ion channels, transporters, and viral proteins. As depicted below in Figure 8, OmniTaur features a fully human variable framework, and a CDR-H3 region, which we believe makes OmniTaur antibodies well suited for therapeutic development.

Figure 8: Cow Antibodies Have Unique Characteristics for Binding Cryptic Epitopes

OmniChicken with cow-inspired properties (in development)

We are currently developing a next generation OmniChicken with cow-inspired CDR-H3 motifs. If successful, this will combine the OmniChicken’s ability to generate antibodies against highly conserved targets, with OmniTaur’s ability to target highly cryptic epitopes. We believe these combined benefits may enable antibody discovery for a number of high-value targets that are undruggable with today’s technologies.

Bispecific antibody platforms

We offer the only rat and chicken platform for generation of bispecific antibodies. Although bispecific antibody drugs have been researched for more than 30 years, only a limited number of bispecific antibodies have achieved regulatory approval. There are very few successful examples of large-scale manufacturing for a bispecific antibody, and the “common light chain format” is a technology designed to simplify and improve the efficiency of the production and purification of a whole IgG—type bispecific antibody. Our bispecific antibodies are IgG antibodies, with a common light chain and different heavy chains. Common light chain antibodies allow for combining targeting arms for bispecific and multi-specific antibodies without the complexity of correct heavy and light chain pairing. Using this IgG format, the bispecific function can be introduced while maintaining the natural shape of the antibody. Both

OmniFlic, our bispecific rat, and OmniClic, our bispecific chicken, express the same light chain which enables the formation of bispecific therapeutics through the combination of antibodies generated from either platform.

We believe that the characteristics of our platforms offer several advantages over current generation bispecific antibody technologies. To generate bispecific antibodies, we conduct parallel immunizations with two antigens and then engineer the two targeting arms of the antibody as depicted in Figure 8 below. We then use functional screening to identify heavy chain pairs with balanced affinities for their targets and support robust purification of the bispecific antibodies for manufacturing purposes.

OmniFlic (Bispecific rat platform)

OmniFlic was launched in 2014 and is a fixed light-chain variation of OmniRat. The OmniFlic transgenic rat expresses a fixed VK3-15 light chain. OmniFlic features the same heavy chain transgene as OmniRat, which generates diverse repertoires upon immunization. OmniFlic is a fixed light-chain transgenic rat developed to facilitate the generation of bispecific antibodies. As of December 31, 2021, there are three OmniFlic-derived antibodies in clinical development.

OmniClic (Bispecific chicken platform)

OmniClic was launched in 2019 and is a common light-chain transgenic chicken developed to facilitate the generation of bispecific antibodies. OmniClic was engineered to focus sequence diversity on the CDRs of the VH domain. OmniAb expresses the VH3-23 and VK3-15 light chains, with a modified light chain transgene to minimize diversification.

Figure 9: Bispecific antibody platforms

Our bispecific antibodies are IgG, antibodies, with a common light chain and different heavy chains. To generate these antibodies, we conduct parallel immunizations with two antigens and then engineer a bespoke version of the transgenic platform to generate a diverse set of heavy chains and ultimately bispecific therapeutic antibodies.

HCO chicken (in development)

OmniAb scientists are currently developing a next generation OmniChicken designed to express antibodies comprised of principally heavy chains, without the light chains found in conventional IgG antibodies, also referred to as heavy chain only (HCO) antibodies. In addition to other unique benefits and uses, HCO antibodies, similar to common light chain antibodies, can be used to generate bispecific and multispecific antibodies while avoiding the complexity of correct heavy and light chain pairing. HCO antibodies resemble camelid antibodies, which are smaller than conventional antibodies, allowing for the targeting of cryptic epitopes.

Screening Technologies

We believe that the xPloration platform offers greatly improved screening and cell recovery compared to other leading, commercially available single-cell multi-dimensional profiling technologies. The xPloration screening throughput is designed to enable the discovery of rare cells that would likely be missed with other systems that are only able to evaluate a small sliver of the repertoire. We pair this with next-generation sequencing to further expand the repertoire for potential hit expansion downstream if necessary. Our laser-based recovery process retains heavy/light chain paring of the antibodies, which directly provides potential lead antibody sequences bypassing the need for pairing algorithms that attempt to reconstruct the repertoire. The considerable throughput combined with retaining heavy/light chain antibody pairing can cut weeks or months of traditional discovery workflows.

For certain development programs, we leverage our proprietary GEM technology. The GEM technology incorporates many of the same principles of the xPloration platform by isolating and performing multi-dimensional profiling of single B cells from an immunized animal. Small droplets encapsulate single B cells and Reporters that present the target antigen on the surface of a bead or cell. Secreted antibodies from the B Cell diffuse locally in the microenvironment where they can bind to Reporters, which in turn can be detected with a fluorescent probe. Using different types of Reporters in the microenvironment can generate a multi-parameter binding profile of each antibody. Antigen specificity is determined by colocalization of signal with alternative bead and/or cell types. Millions of GEMs can be examined in parallel. GEMs containing B cells and antibodies of interest can be harvested, cloned, and expressed as recombinant antibodies for further characterization studies.

Both xPloration and GEM are compatible with a wide variety of assay formats, including cell surface binding assays, reporter cell stimulation, multiplex target binding, and cross-reactivity screening. These assays enable us to tackle high value, challenging targets, such as ion channels and GPCRs. High throughput B-cell screening is particularly valuable within the OmniAb ecosystem because of our unique animal offerings. While mouse hybridoma techniques have been available for decades, the hybridoma generation methods for other species including chickens, and cows is not available. As such, B-cell screening with OmniAb’s platforms enable the discovery of unique antibodies from any host systems.

Figure 10: xPloration Core Components

Next generation xPloration (in development)

OmniAb scientists and engineers are currently developing a next generation xPloration platform as depicted in Figure 11 below. We believe this platform has the potential to further expand our position as the industry leader in speed, throughput, reliability, and ease of use. The next generation xPloration is designed as a deployable instrument that could give certain strategic partners or collaborators the option to access xPloration in their own labs for their OmniAb discovery efforts.

Figure 11: Prototype Next Generation xPloration Platform

Ion Channel Differentiated Capabilities

Ion channels and transporters are key components in a wide variety of biological processes that involve rapid changes in cells and have broad therapeutic applicability across multiple therapeutic areas including oncology, metabolic disease, pain, neurological diseases, infectious diseases and others. Ion channels make particularly challenging drug targets due to (i) difficulty with antigen purification (ii) poor immunogenicity (iii) high homology with rodents used in immunization campaigns and (iv) small binding regions with the majority of protein embedded in cell membranes.

Due to these challenges in developing effective therapeutics, patients suffering from ion channel and transporter related diseases are severely underserved. Icagen has extensive biological capabilities focused on ion channels and transporters, and decades of experience in novel drug discovery from screening to lead optimization, with an active set of big pharma discovery and asset-based partnerships. The differentiated core capabilities at Icagen can provide novel reagent generation and proprietary assays that can also support antibody discovery programs and can be accessed by partners when pursuing ion channels and transporter targets. We believe we are well positioned to provide the tools necessary to generate and discover antibodies and small molecules to target ion channel and transporter targets. Our computational antigen generation technology has been validated in successfully generating, stabilizing, and purifying antigen for these targets and our four-species transgenic animal platform is validated in successfully generating antibodies for poorly immunogenic, high homology, and cryptic targets.

In addition to the drug design challenges, it is difficult to develop effective functional assays to test potential therapeutics. OmniAb’s proprietary Icagen ion channel platform leverages proprietary expertise in the combination of biological assays, medicinal chemistry, and in silico and computational chemistry applications to enable the discovery of ion channel targeting therapeutics. We believe this suite of technologies provides and differentiated capability for advancing high value ion channel and transporter drug discovery programs regardless of modality including small molecules, mono-, bi- and multi-specific antibodies, and antibody-drug conjugates (ADCs).

Investing in Differentiated Technology

We built the OmniAb technology platform through acquisition, investment, and innovation. We acquired OMT in January 2016, Crystal Bioscience in October 2017, Ab Initio in July 2019, Icagen in April 2020, xCella Biosciences in September 2020 and Taurus Biosciences in September 2020. In addition to acquisitions, we have advanced our technology platform through internal investment and innovation. Over the past five years, the OmniAb team has launched new transgenic animals, introduced computational antigen design, expanded internal capabilities in downstream processing, and developed internal data management and bioinformatics software. We have several internal projects in development including multiple new transgenic animals, a next generation high-throughput microcapillary deep screening platform, and a number of undisclosed projects. The key technologies obtained through acquisition are listed below.

Business	Acquisition Date	Technologies Acquired
Open Monoclonal Technology (OMT)	January 2016	OmniRat OmniMouse OmniFlic
Crystal	October 2017	OmniChicken GEM screening
Ab Initio	July 2019	Antigen design
Icagen	April 2020	Ion channel technology
xCella	September 2020	xPloration screening
Taurus	September 2020	OmniTaur

Our Technology in Action — Selected Case Studies

Partner A: Emerging Biotech

Problem: Partner wanted to generate antibodies against a novel multi-transmembrane target for triple negative breast cancer. All previously-known antibodies for the target could only bind to denatured or fixed form, therefore unsuitable for therapeutic use.

Solution: Our antigen technology was applied to deliver mg-scale quantities of purified receptor in native conformation for immunization and screening. We then performed an OmniChicken immunization campaign which led to discovery of a large and diverse panel of fully-human antibodies capable of binding target on live tissues.

Partner B: Big Pharma

Problem: Partner attempted to generate antibodies using internal discovery tools towards a growth factor target that is highly conserved among mammals. The human version of the target is non-immunogenic in other rodents, therefore no titer was achieved despite numerous immunization attempts by the partner. Additionally, the genetic knockout of target gene attempted in mice was lethal.

Solution: An OmniChicken immunization campaign led to robust titers and diverse antibody panels. >90% of sequences recovered had excellent developability profiles based on multi-parameter in silico analysis, and the partner was able to proceed with the program.

Partner C: Established Biotech

Problem: Partner has a history of success in developing antibodies, with a large discovery group and expanding novel biology. The partner needed a flexible, scalable, antibody discovery solution to start dozens of new programs every year to achieve development objectives.

Solution: OmniAb technologies were transferred to the partner, with an OmniRat breeding colony established. In its own labs, the partner utilizes the OmniAb technology to discover multiple OmniAb antibodies each year, with clinical candidates routinely identified, and currently targeting Phase 1 and 2 data readouts in the next 18 months, and multiple candidates to enter clinical development in the coming years.

Outcomes: As a result of the solutions that OmniAb provided and our expertise in genetic engineering, Partner C entered a deep collaboration for OmniAb to develop next generation rodents, which were tested in parallel with active novel programs. OmniAb wholly owns rights to next-generation animals and can include them in the OmniAb technology offering to other partners.

Partner D: Global Pharma

Problem: Partner is an Asia-based global pharma company that is establishing a new and substantial presence in the antibody space with large investment and expansion of its global antibody team. Partner D needed our antibody discovery engine to power their growth in the antibody space.

Solution: Partner D selected OmniAb as its core technology to feed robust discovery and development efforts. Satisfaction with the relationship resulted in a three-way collaboration with deep repertoire analysis to rapidly identify best binders for bispecific antibodies.

Competition

The market for technologies that enable the discovery and development of therapeutic antibodies, such as ours, is global, characterized by intense competition and subject to significant intellectual property barriers. The solutions and applications offered by our competitors vary in size, breadth and scope, and given the broad promise of antibody therapeutics, we face competition from many different sources, including companies developing single-cell screening technologies, transgenic animals and antibody engineering technologies, using a variety of business models, including the development of internal pipelines of therapeutics, technology licensing, and the sale of instruments and devices. We also face competition from companies who use internal resources and technologies for their discovery capabilities, as well as integrated contract research organizations that use traditional hybridoma, phage, and yeast display technologies in discovery. Due to the significant interest and growth in antibody therapeutics more broadly, we expect the intensity of this competition to increase.

We seek to provide our partners with the most advanced technologies for antibody drug discovery, including antigen design, transgenic animal platforms and single-cell analysis. Many emerging and established life sciences companies have been built around technologies that focus on one or a limited number of these steps. Examples include:

●	in discovery using genetically engineered rodents, we face technical competition from companies that provide access to similar technologies, such as AbCellera Inc., Ablexis LLC, Alloy Therapeutics, Inc. Crescendo Biologics Ltd., Harbour Antibodies BV, Merus N.V., Regeneron Pharmaceuticals, Inc. and RenBio Inc.;
●	in the field of single-cell screening, we face technical competition from companies that provide access to similar technologies, such as AbCellera Inc., Berkeley Lights Inc., HiFiBio Inc., and Sphere Fluidics Ltd.; and
●	in ion channel drug discovery, we face technical competition from companies that provide similar technologies, or biological expertise, such as Charles River Labs Inc., Evotec SE, Metrion Biosciences Ltd., and WuXi AppTec.

We also face direct business competition from companies that provide antibody discovery services using technologies, such as hybridoma and display. Companies with discovery business models that include downstream payments include AbCellera Inc. and Adimab LLC. In addition, we compete with a variety of fee-for-service contract research organizations that provide services, in most cases using legacy technologies, that compete with one or more steps in our technology platform.

For a discussion of the risks we face relating to competition, see “Risk Factors—Risks Related to the Business of OmniAb—The life sciences and biotech platform technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or sustain profitability.”

Intellectual Property

We believe that patents and other proprietary rights are important to our business. Our practice is to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Patents are issued or pending for the technology families described below. The scope and type of patent protection provided by each patent family is defined by the claims in the various patents. Patent term may vary by jurisdiction and depend on a number of factors including potential patent term adjustments, patent term extensions, and disclaimers, and patent terms referenced below do not take into consideration such adjustments, extensions, or disclaimers. For each technology family, the patents and/or applications referred to are in force in at least the United States, European jurisdictions, Japan and other jurisdictions as indicated. The patents and patent applications referenced below are in each case, as of December 31, 2021.

OmniAb Technology Platform

Our OmniAb therapeutic antibody platforms, including OmniRat, OmniMouse and OmniChicken, produce naturally optimized antibodies with human sequences in animals. Our OmniAb antibody platform patent portfolio includes patents and applications obtained upon the acquisition of Open Monoclonal Technology, Inc. in January 2016 and Crystal Bioscience in October 2017. We own patents directed to OmniAb animals and related inventions, including 24 issued patents in the United States, six issued patents in Europe, six issued patents in Japan, three issued patents in China, and counterpart patents granted in other countries. These patents include:

●	four U.S. patents directed to rodent germ cells, transgenic rodents, methods of generating transgenic rodents, and antibodies produced from transgenic rodents, and foreign counterparts including in Europe, Japan, China, and Canada, all having an expiration date in 2028 without accounting for potentially available patent term adjustments and extensions or disclaimers;
●	two U.S. patents directed to our GEM assay, including gel microdrops, their use, and their method of manufacture, and foreign counterparts including in Europe, Japan, and Canada, all having an expiration date in 2029 without accounting for potentially available patent term adjustments and extensions or disclaimers;
●	seven U.S. patents directed to transgenic animals including chickens, B cells isolated from transgenic chickens, and methods of producing antibodies, and foreign counterparts including in Japan, all having an expiration date in 2030 without accounting for potentially available patent term adjustments and extensions or disclaimers;
●	two U.S. patents directed to avian gonocytes and their method of manufacture, each having an expiration date in 2031 without accounting for potentially available patent term adjustments and extensions or disclaimers;
●	three U.S. patents directed to transgenic chickens and chicken germ cells, and foreign counterparts including in Europe and Canada, all having an expiration date in 2032 without accounting for potentially available patent term adjustments and extensions or disclaimers;
●	three U.S. patents directed to transgenic chickens, methods of producing antibodies, and isolated antibody-producing cells, all having an expiration date in 2032 without accounting for potentially available patent term adjustments and extensions or disclaimers;
●	two U.S. patents directed to transgenic rodents, methods of producing antibodies, and chimeric polynucleotides, and foreign counterparts including in Europe, China, and Japan, all having an expiration date in 2033 without accounting for potentially available patent term adjustments and extensions or disclaimers; and
●	one U.S. patent directed to transgenic chickens and methods of producing antibodies having an expiration date in 2036 without accounting for potentially available patent term adjustments and extensions or disclaimers.

We also own 13 pending U.S. patent applications, nine pending European patent applications, six pending Japanese patent applications, three pending Chinese patent applications, and counterpart patent applications pending in other countries. Any patents issuing from these applications are expected to expire between 2028 and 2041, without accounting for potentially available patent term adjustments and extensions or disclaimers. Our partners who use the OmniAb patented technology to generate novel antibodies may be entitled to separate, additional patent protection on such antibodies.

Icagen Ion Channel Platform

In April 2020, we acquired the core assets of Icagen, LLC, an early-stage drug discovery company focused on ion channel and transporter targets. Icagen owns a portfolio of issued patent and pending patent applications directed to X-ray fluorescence-based detection of binding events and transport across barriers and related inventions, including 22 issued patents in the Unites States, six issued patents in Europe, eight issued patents in Japan, and three issued patents in China. Icagen’s portfolio also includes four pending U.S. patent applications and two pending European patent applications. These patents and applications are directed to methods and apparatus. Icagen also owns a pending Patent Cooperation Treaty patent application directed to branched-chain amino acid aminotransferase modulator composition-of-matter and method of use. The patents and applications in Icagen’s portfolio are expected to expire between 2023 and 2040, without accounting for potentially available patent term adjustments and extensions or disclaimers.

xCella Biosciences

In September 2020, we acquired xCella Biosciences. xCella’s technology includes a microcapillary platform that can screen single B cells for specificity and bioactivity, which expand our existing single- B cell assay capabilities in the OmniAb technology platform. xCella owns a patent portfolio that includes three issued patents in the United States, four pending U.S. patent applications, four pending European patent applications, three pending Japanese patent applications, two pending Chinese patent applications, counterpart patent applications pending in other countries, and one pending Patent Cooperation Treaty patent application. These patents and applications are directed to methods and apparatus. The patents and applications in xCella’s owned portfolio are expected to expire between 2036 and 2040, without accounting for potentially available patent term adjustments and extensions or disclaimers. Through xCella, we also have a non-exclusive license from Stanford University to a patent family directed to methods for extracting samples from microcapillary arrays, which includes two issued patents in the U.S., one issued patent in Europe, three issued patents in Japan, two issued patents in China, and pending applications in the U.S. and Europe. These licensed patents and applications have an expected expiry date in 2033, without accounting for potentially available patent term adjustments and extensions or disclaimers.

Taurus Biosciences

In September 2020, we acquired Taurus Biosciences, which added technologies for discovery and humanization of antibodies from immunized cows or cow-derived libraries to our OmniAb platform technology platform. These antibodies feature some of the longest CDR-H3s of any species, with unique genetic and structural diversity that can enable binding to challenging antigens with application in therapeutics, diagnostics and research. Through this acquisition, we own issued patents and pending patent applications relating to screening methods and antibody engineering. Taurus’ owned patent portfolio includes five U.S. patents, one pending U.S. patent application, one granted European patent, two granted Japanese patents, one pending Japanese patent application, one granted Australian patent, one granted Chinese patent, one pending Chinese patent application, and one pending Canadian patent application. These patents and applications are directed to methods of generating combinatorial human antibody libraries, methods of affinity maturation of antibodies, humanized antibodies with ultralong CDRs, and bovinized human antibodies comprising ultralong CDRs. The patents and applications in Taurus’ owned portfolio are expected to expire between 2029 and 2034, without accounting for potentially available patent term adjustments and extensions or disclaimers. Through Taurus, we also have an exclusive license from The Scripps Research Institute to technology related to ultralong CDR-H3s. This licensed portfolio includes two issued patents in the U.S., one issued patent in Europe, one issued patent in Japan, and two issued patents in Australia. These licensed patents have an expected expiry date in 2033, without accounting for potentially available patent term adjustments and extensions or disclaimers.

Ab Initio

In July 2019, we acquired Ab Initio. Ab Initio owns a portfolio of issued patents and pending patent applications directed to SIRP-gamma polypeptides and apelin (APJ) receptor binding domains that includes two issued patents in the United States, one issued patent in Europe, one pending U.S. patent application, one pending patent application in Europe, one pending patent application in Japan, one pending patent application in China, one pending patent application in Canada, and one pending Patent Cooperation Treaty patent application. These patents and applications are directed to composition-of-matter and methods of use. The patents and applications in Ab Initio’s owned portfolio are expected to expire between 2036 and 2040, without accounting for potentially available patent term adjustments and extensions or disclaimers. Through Ab Initio, we also have an exclusive license from Stanford University directed to screening methods using transmembrane and cell-surface proteins and related compositions and kits. This licensed portfolio includes four issued patents in the U.S., one issued patent in Europe, and pending applications in Europe and Japan. The patents and application in the licensed portfolio are expected to expire between 2034 and 2035, without accounting for potentially available patent term adjustments and extensions or disclaimers.

We also use trademark rights to protect our brand. As of December 31, 2021, we own a total of 21 registered United States trademarks, 9 pending United States trademarks, 104 registered foreign trademarks in various countries including China, the European Union, and Japan, and 32 pending foreign trademarks in various countries around the world. Our trademarks include our company name OMNIAB and product-specific names such as OMNICHICKEN, OMNICLIC, OMNIFLIC, OMNIMOUSE, OMNIRAT, and

OMNITAUR, as well as slogans and marketing taglines such as “3 SPECIES, 1 LICENSE,” “ABSOLUTELY OMNIAB,” “ANIMAL INTELLIGENCE,” “BIOLOGICAL INTELLIGENCE,” and “NATURALLY OPTIMIZED HUMAN ANTIBODIES.”

Commercial

Our license agreements are negotiated separately for each discovery partner, and as a result, the financial terms and contractual provisions vary from agreement to agreement. We structure our license agreements with our partners to include: (i) payments for technology access and payments for performance of research services; (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones; and (iii) royalties on net sales of our partners’ products, if any. We succeed when our partners are successful and our agreements are structured to align economic and scientific interests.

We partner with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. Our partners are predominantly based in the United States, Europe, and China. As of December 31, 2021, we had a total of 57 active partners. For the year ended December 31, 2021, our top three partners represented 63% of revenue. See “— Partner License Agreements” below for a description of our license agreements with these three partners. We do not believe the loss of any one or more of our partners would have a material adverse effect on us and our subsidiaries taken as a whole.

As of December 31, 2021, we had 74 full-time employees in the United States including 69 employees engaged in research and development. We expect approximately seven additional employees currently working at Ligand to transfer to OmniAb in connection with the Separation.

Our strategy involves:

●	Providing the best antibody discovery engine to our partners through continued investment and innovation
●	Giving our partners optionality and flexibility to use components of our technology to broaden our potential customer base
●	Working with partners to guide our investment and development priorities to expand our current partnerships
●	Expand the reach of our technology to new partners of all sizes in the drug development industry
●	Deliver a complete solution through investment in infrastructure, resources and expertise to execute early-stage discovery

As of December 31, 2021, our business development and marketing function had one dedicated business development professional, and two dedicated marketing professionals. Our business development and marketing team has been complemented with research and development staff attending a variety of scientific conferences, which has helped increase the business development pipeline. We plan to further expand our commercial sales, marketing and business development teams.

Partner License Agreements

Antibody License Agreement with CNA Development LLC

In December 2012, we entered into an Antibody License Agreement (the CNA Agreement) with CNA Development LLC, an affiliate of Janssen Pharmaceuticals, Inc. (CNA). Under the CNA Agreement, we granted to CNA a fee-bearing, non-exclusive, worldwide, sublicensable license under our patent rights relating to the generation of human antibodies using our transgenic rat platform to develop and commercialize pharmaceutical products derived from antibodies generated and selected during the research term against a low single digit number of antigens provided to us by CNA. Upon payment of a commercial fee, CNA became the sole and exclusive owner of such antibodies and any products generated from such antibodies.

Pursuant to the CNA Agreement, we received from CNA an initial research fee in the low six digits and a commercial fee in the mid six digits. We are eligible to receive development and commercialization milestone payments from CNA of up to an aggregate of $42.0 million for the first product directed to each antigen, regardless of the number of products directed to each such antigen that reaches the development milestones.

Unless terminated earlier, the CNA Agreement will continue until all of CNA’s payment obligations are met. CNA has the right to terminate the CNA Agreement at its discretion upon prior written notice. Either party may terminate the CNA Agreement for the other party’s uncured material breach after a certain notice and cure period, or immediately if such breach is incurable. Either party may terminate the CNA Agreement for the other party’s insolvency. Unless we terminate the CNA Agreement for CNA’s material breach, under all other termination scenarios CNA may continue to develop and commercialize licensed products for which it has paid one or more milestone payments, provided it continues to pay us the remaining milestone payments.

Research, Development and Commercialization Agreement with the Cystic Fibrosis Foundation

In May 2018, we entered into Research, Development and Commercialization Agreement (the CFF Agreement), with the Cystic Fibrosis Foundation (CFF), as amended in June 2018, April 2020 and September 2021. Under the CFF Agreement, CFF agreed to fund a research program under which we will attempt to identify lead compounds from a third party compound library for potential treatment of cystic fibrosis and other rare diseases, and will endeavor to develop and commercialize a product based on a lead compound, subject to the third party compound library owner’s option to develop and commercialize such product itself. We are solely responsible for the conduct of research programs in accordance with research plans and agreed to use commercially reasonable efforts to complete such plans, identify lead compounds and, if appropriate at our sole discretion, develop and commercialize a product derived from such lead compounds in the U.S. and major European countries.

If we develop and commercialize the product under the CFF Agreement, we are obligated to pay CFF milestone payments of up to an aggregate of approximately $56.0 million upon achievement of certain regulatory and commercial milestone events. We are also obligated to pay CFF tiered royalties equal to low-single digit percentages on net sales of each product developed under the CFF Agreement. Furthermore, if we undergo a change of control or enter into a transaction in which we license, sell or otherwise transfer a product developed under the CFF Agreement to a third party prior to the first commercial sale of such product, we are obligated to pay to CFF a royalty equal to a low-double digit percentage of the consideration we receive in connection with such change of control or other transaction.

Unless terminated earlier, the CFF Agreement will continue until all of our payment obligations to CFF are fulfilled. CFF has the right to terminate the CFF Agreement at its discretion upon prior written notice. We have the right to terminate the CFF Agreement for scientific cause, such as a lack of safety or efficacy, upon prior notice to and an opportunity for discussion with CFF. Either party may terminate the CFF Agreement for the other party’s uncured material breach after a notice and cure period or for the other party’s insolvency.

Amended and Restated License Agreement with F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc.

In December 2018, we entered into an Amended and Restated License Agreement (the Roche Agreement), with F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc. (“Roche”), as amended in June 2021. Under the Roche Agreement, we granted Roche an exclusive, world-wide, non-transferable, sublicensable license under certain of our patent rights and know-how relating to our ion channel integrated drug discovery platform to research, develop, manufacture, and commercialize small molecule compounds (and products containing such compounds) that modulate specified targets for all therapeutic, prophylactic and diagnostic uses. We agreed to collaborate with Roche to use commercially reasonable efforts to conduct, at Roche’s cost, research programs in accordance with research plans and as overseen by a committee, to discover and identify compounds that modulate each specified target.

Pursuant to the Roche Agreement, we received an upfront payment from Roche of $5.0 million. For the second target and each target thereafter, if we and Roche agree to begin any new research programs, we will receive an initiation payment from Roche in the low-single digit millions for each new research program. We are eligible to receive development milestone payments from Roche up to an aggregate of $144.0 million for each selected target, regardless of the number of products directed to such target that reach the development milestones. We are eligible to receive sales milestone payments of up to an aggregate of $130.0 million for each product if total worldwide nets sales of such product exceeds certain thresholds. Further, Roche is obligated to pay us tiered royalties on a product-by-product basis ranging from low-single digit to high-single digit percentages on net sales of the applicable product, subject to certain customary reductions and offsets. Roche’s obligation to pay us royalties will expire on a product-by-product and country-by-country basis on the later of (i) ten years after the first commercial sale of such product in such country or (ii) the expiration of the last-to-expire licensed patent claim covering the composition of matter of such product in such country. Such last-to-expire licensed patent claims are expected to expire in 2042, without accounting for potential patent term adjustment or extension.

Unless terminated earlier, the Roche Agreement will continue until the expiration of all royalty and payment obligations. Either party may terminate the Roche Agreement in its entirety or on a country-by-country basis for the other party’s uncured material breach after a certain notice and cure period. Either party may terminate the Roche Agreement in its entirety for the other party’s insolvency. Roche has the right to terminate the Roche Agreement at its discretion in its entirety or on a product-by-product or country-by-country basis upon prior written notice. If we or Roche undergo a change of control during the term of the Roche Agreement, there will be restrictions on the acquirer’s ability to use sensitive information of the non-acquired party, and the non-acquired party may restrict the acquired party’s participation in certain committees.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacturing, quality control, safety, effectiveness, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drugs and biological products such as those that our partners develop. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources. If we or our partners fail to comply with applicable laws or regulations at any time, we or our partners may become subject to administrative or judicial sanctions or other legal consequences, including among other things, restrictions on marketing or manufacturing, withdrawal of products, product recalls, fines, warning letters, untitled letters, clinical holds on clinical studies, refusal of the FDA or foreign regulatory authorities to approve pending applications or supplements to approved applications, suspension or revocation of product approvals, product seizure or detention, refusal to permit the import or export of products, consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs, mandated modification of promotional materials, issuance of safety alerts, Dear Healthcare Provider letters, injunctions or the imposition of civil or criminal penalties.

Our partners must obtain the requisite approvals from the applicable regulatory authority prior to the commencement of clinical studies or marketing of a drug or biological product in any country in which they wish to initiate such activities. In the United States, the U.S. Food and Drug Administration (FDA) regulates drugs under the Federal Food, Drug, and Cosmetic Act (FDCA) and its implementing regulations, and biologics under the FDCA and the Public Health Service Act and their implementing regulations. FDA approval of a New Drug Application (NDA) or Biologics License Application (BLA) or supplement is required before any new unapproved drug, biologic or dosage form, including a new use of a previously approved drug or biologic, can be marketed in the United States.

The process required by the FDA before such therapeutic candidates may be marketed in the United States generally involves the following:

●	completion of extensive preclinical laboratory tests and preclinical animal studies, which may need to be performed in accordance with the Good Laboratory Practices (GLP) regulations;
●	submission to the FDA of an investigational new drug application (IND) which must become effective before human clinical trials may begin and must be updated annually;
●	approval by an independent Institutional Review Board (IRB) or ethics committee representing each clinical site before each clinical study may be initiated;
●	performance of adequate and well-controlled human clinical studies in accordance with Good Clinical Practice (GCP) requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the therapeutic candidate for each proposed indication;
●	preparation of and submission to the FDA of an NDA or BLA;
●	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;
●	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product drug substance and drug product are produced to assess compliance with current Good Manufacturing Practice requirements (cGMPs), and audits of selected clinical trial sites to ensure compliance with GCP; and
●	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug or biologic in the United States.

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess potential safety and efficacy. The conduct of certain preclinical studies is subject to federal regulations and requirements, including GLP regulations applicable to certain safety/toxicology studies.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol for the proposed clinical trial. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the therapeutic candidate, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which includes the requirement that all research subjects, or their legal representative, provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may recommend that the clinical trial be halted if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Study sponsors also must comply with requirements governing the reporting of clinical trials and clinical study results to public registries.

The clinical investigation of a drug is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

●	Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
●	Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
●	Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for labeling.

Post-marketing studies, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, such as with drugs approved under FDA’s accelerated approval pathway, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the therapeutic candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the therapeutic candidate and must include methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of clinical development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the therapeutic candidate for one or more indications. The submission of an NDA or BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

After the FDA evaluates an NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced and of select clinical trial sites, the FDA may issue an approval letter or a Complete Response Letter (CRL). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data. supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional information or clarification. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may include limitations on the indicated uses for which such product may be marketed. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Any drugs or biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, many changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are annual program fees for any marketed products. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw any marketing authorization if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks, or imposition of distribution restrictions or other restrictions. Other potential consequences include, among other things: restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, product recalls, fines, warning letters, untitled letters, clinical holds on clinical studies, refusal of the FDA to approve pending applications or supplements to approved applications, product seizures or detention, refusal to permit the import or export of products, consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs, the issuance of corrective information, injunctions, or the imposition of civil or criminal penalties.

FDA Regulation of Animals with Intentionally Altered Genomic DNA

The FDCA provides FDA with authority to regulate as a drug the portion of an animal’s genome that has been intentionally altered, including where such animals with intentionally altered genomes are intended to produce medical products, such as human drugs. In particular, the FDCA defines the term “drug” to include, among other things, articles (other than food) intended to affect the structure or any function of the body of man or other animals. Subject to certain exceptions, the FDA considers each specific DNA alteration utilized in genetically modified animals to be an article meeting the FDCA’s definition of a new animal drug, because such altered DNA is intended to affect the structure or function of the body of the animal. Consequently, the FDA considers intentionally genetically altered (IGA) animals to be subject to regulation under the new animal drug provisions of the FDCA.

In general, any new animal drug is deemed unsafe and adulterated unless FDA has approved a new animal drug application (NADA) for its intended use, or unless such drug is only for investigational use and conforms to specified exemptions for such use under an Investigational New Animal Drug (INAD) exemption. However, although IGA animals may be subject to premarket approval requirements or the requirement for an INAD when used in research and development, in some circumstances the FDA has not required INADs or NADAs for such IGA animals. For example, in a draft guidance issued in January 2017, FDA stated its intention to exercise enforcement discretion in a risk-based manner with regard to INAD and NADA requirements for certain IGA animals that are nonfood-producing species, taking into consideration the relative human, animal and environmental risks posed by such animals. The FDA has also stated it may modify its approach with respect to INAD or NADA requirements for other kinds or uses of animals based on its evaluation of risks. Failure to comply with applicable requirements may subject a company to FDA enforcement action.

Foreign Government Regulation

Regulation Governing Medicinal Products in the European Union

Similarly to the United States, our partners are subject to stringent regulations governing the development, and marketing of medicinal products in the European Union (EU). The various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies must be conducted in compliance with the principles of good laboratory practice (GLP) as set forth in EU Directive 2004/10/EC. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization (ICH) guidelines on Good Clinical Practice (GCP) as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (CTR) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.

While the Clinical Trials Directive required a separate clinical trial application (CTA) to be submitted in each member state, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.

The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials whose CTA was made under the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors may still choose to submit a CTA under either the Clinical Trials Directive or the CTR until January 31, 2023 and, if authorized, those will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR.

Medicines used in clinical trials must be manufactured in accordance with good manufacturing practice (GMP). Other national and EU-wide regulatory requirements may also apply and compliance with these requirements is subject to inspections by competent authorities of the EU member states.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of non-clinical studies and clinical trials are submitted to the European Medicines Agency (EMA) or national competent authorities of the EU member states as part of a marketing authorization application (MAA) requesting authorization to market the therapeutic candidate for one or more indications. The submission of a MAA requires payment of a substantial application fee to the EMA or national competent authorities depending on the approval procedure used by the applicant, subject to some exceptions.

In the EU, the process for submitting a MAA depends, among other things, on the nature of the medicinal product candidate. There are two types of MAs:

●	“Centralized MAs” are issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) and are valid throughout the EU. It is compulsory for certain types of products, such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced-therapy medicinal products (ATMPs) such as gene therapy, somatic cell-therapy or tissue-engineered medicines and (iv) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for any other products containing new active substances not authorized in the EU or for product candidates which constitute a significant therapeutic, scientific, or technical innovation or for which the granting of authorization would be in the interests of public health in the EU.
●	“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the Mutual Recognition Procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.

MAs have an initial duration of five years. After these five years, the authorization may be renewed for an unlimited period on the basis of a reevaluation of the risk-benefit balance.

Moreover, in the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and has to be renewed annually until fulfillment of all the conditions. Once the pending studies are provided, it can become a “normal” MA. However, if the conditions are not fulfilled within the timeframe set by the EMA, the MA ceases to be renewed. Furthermore, MA may also be granted “under exceptional circumstances” when the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. This may arise in particular when the intended indications are very rare and, in the present state of scientific knowledge, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. This MA is close to the conditional MA as it is reserved to medicinal products to be approved for severe diseases or unmet medical needs and the applicant does not hold the complete data set legally required for the grant of a MA. However, unlike the conditional MA, the applicant does not have to provide the missing data and will never have to. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA is withdrawn in case the risk-benefit ratio is no longer favorable.

Similar to the United States, both MA holders, manufacturers and distributors of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the EU member states.

All new MAA must include a risk management plan (RMP) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety and/or efficacy studies. Similar to the FDA, the EMA or national competent authorities of the EU member states may limit further marketing of the product based on the results of these post-authorization safety and/or efficacy studies.

Compliance with substantial requirements is imposed to manufacturers and distributors of medicinal products. Manufacturing and distribution activities are subject to authorizations in the EU member states where these activities take place, referred to as manufacturing and wholesale distribution authorizations. Such authorizations are only valid for the authorized product categories and specific types of manufacturing/distribution activities. Medicinal products must be manufactured in accordance with the principles of GMP and compliance with GMP requirements is monitored via periodic unannounced inspections by the competent regulatory authorities of the EU member states. EU legislation also requires investigation and correction of any deviations from GMP and imposes reporting requirements.

The aforementioned EU rules are generally applicable in the European Economic Area (EEA) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

Brexit and the Regulatory Framework in the United Kingdom

The United Kingdom (UK) left the EU on January 31, 2020, following which existing EU medicinal product legislation continued to apply in the UK during the transition period under the terms of the EU-UK Withdrawal Agreement. The transition period, which ended on December 31, 2020, maintained access to the EU single market and to the global trade deals negotiated by the EU on behalf of its members. The transition period provided time for the UK and EU to negotiate a framework for partnership for the future, which was then crystallized in the Trade and Cooperation Agreement (TCA) and became effective on the January 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations.

EU laws which have been transposed into UK law through secondary legislation continue to be applicable as “retained EU law.” However, new legislation such as the EU CTR will not be applicable. The UK government has passed a new Medicines and Medical Devices Act 2021, which introduces delegated powers in favor of the Secretary of State or an ‘appropriate authority’ to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.

As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency (MHRA) is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in

England, Wales, and Scotland, together, Great Britain, or GB. Broadly, Northern Ireland will continue to follow the EU regulatory regime, but its national competent authority will remain the MHRA. The MHRA has published a guidance on how various aspects of the UK regulatory regime for medicines will operate in GB and in Northern Ireland following the expiry of the Brexit transition period on December 31, 2020. The guidance includes clinical trials, importing, exporting, and pharmacovigilance and is relevant to any business involved in the research, development, or commercialization of medicines in the UK. The new guidance was given effect via the Human Medicines Regulations (Amendment etc.) (EU Exit) Regulations 2019 (the Exit Regulations).

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder chooses to opt-out. After Brexit, companies established in the UK cannot use the centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. The MHRA may rely on a decision taken by the European Commission on the approval of a new (centralized procedure) MA when determining an application for a GB authorization; or use the MHRA’s decentralized or mutual recognition procedures which enable MAs approved in EU member states (or Iceland, Liechtenstein, Norway) to be granted in GB.

Other U.S. and Foreign Regulatory Requirements

In addition to FDA and EMA regulation, pharmaceutical and biologics companies are also subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which such companies research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment.

Coverage and Reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Healthcare Reform

In the United States, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of therapeutic candidates, restrict or regulate post-approval activities, and affect the profitable sale of therapeutic candidates, and similar healthcare laws and regulations exist in the European Union (EU) and other jurisdictions. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the Patient Protection and Affordable Care Act (the ACA) was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, executive and political challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Data Privacy & Security

Numerous state, federal and foreign laws, regulations, and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, including clinical trial data, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Facilities

Our corporate headquarters and research and development facilities are located in Emeryville, California, where we lease approximately 22,000 square feet of space under leases expiring between 2022 and 2032. In 2022, we are expanding our headquarters and research and development facilities in Emeryville and will lease approximately 35,000 square feet of space under leases expiring in 2032. Icagen, our wholly-owned subsidiary, leases approximately 27,000 square feet of research and development space in Durham, North Carolina and Tucson, Arizona, under leases that expire between 2022 and 2026. In 2022, Icagen is planning to move into a new research and development lab in Durham, North Carolina under a lease that expires in 2029, expanding its facilities to a total of approximately 30,000 square feet. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Employees and Human Capital Resources

We recognize and take care of our employees by offering a wide range of competitive pay, recognition, and benefit programs. We are proud to provide our employees the opportunity to grow and advance as we invest in their education and career development. As of December 31, 2021, we have 74 employees, including 69 employees engaged in research and development. We expect approximately seven additional employees currently working at Ligand to transfer to OmniAb in connection with the Separation.

We rely on skilled, experienced, and innovative employees to conduct the operations of our company. Our key human capital objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. We frequently benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled labor throughout our organization. Our notable health, welfare and retirement benefits include:

●	equity awards;
●	subsidized health insurance;
●	401(k) Plan with matching contributions;
●	tuition assistance program; and
●	paid time off.

We strive to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. Our employees have multiple avenues available through which inappropriate behavior can be reported, including a confidential hotline. All reports of inappropriate behavior are promptly investigated with appropriate action taken to stop such behavior.

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. However, regardless of outcome, litigation can have an adverse impact on our business because of defense and settlement costs, diversion of management resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

OMNIAB MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this subsection “—OmniAb Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “OmniAb,” “we,” “us” and “our” generally refer to OmniAb prior to the Business Combination.

This MD&A is designed to provide a reader of our financial statements with a narrative from the perspective of the OmniAb Business’s management. This MD&A should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements of APAC and OmniAb” and OmniAb’s audited Combined Financial Statements included elsewhere in this proxy statement/prospectus/information statement. This MD&A includes forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the results referred to in these forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements.”

Separation from Ligand

Prior to completion of the Separation, OmniAb will be a wholly-owned subsidiary of Ligand. We have historically operated as part of Ligand and not as a separate, publicly-traded company. Our combined financial statements have been derived from Ligand’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Ligand’s corporate office and from other Ligand businesses to us and allocations of related assets, liabilities, and Ligand’s investment, as applicable. We believe the allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Ligand during the periods presented. Further, the historical financial statements may not be reflective of what our results of operations, income (loss), historical financial position, equity or cash flows might be in the future as a separate public company. We have entered into or will enter into the Separation Agreement and various other agreements with Ligand (and in certain cases APAC and/or Merger Sub) to provide for the allocation between us and Ligand of Ligand’s assets, employees, liabilities and obligations attributable to periods prior to, at and after the Separation and will govern certain relationships between us and Ligand after the Separation. Following the Separation, we expect Ligand to continue to provide certain services to us on a transitional basis for associated fees, including services related to information technology, facilities, certain accounting and other financial functions and administrative functions, and we will provide transitional services to Ligand, including services related to legal, corporate, and other administrative functions as we and Ligand may decide from time to time. For additional information regarding the Separation Agreement, Transition Services Agreements and other agreements related to the Separation, please see the sections “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Separation Agreement” and “—Summary of the Ancillary Agreements.”

Basis of Presentation

The accompanying audited combined financial statements present the historical financial position, results of operations, changes in equity and cash flows of OmniAb in accordance with GAAP for the preparation of carved-out combined financial statements. We are a biotechnology company enabling the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. Our partners include pharmaceutical and biotechnology companies engaged in drug development. OmniAb’s products are marketed to partners primarily under the OmniAb brand name. Historically, our business has comprised the OmniAb Business of Ligand Pharmaceuticals Incorporated.

Our historical Combined Financial Statements include expense allocations for certain support functions that are provided on a centralized basis within Ligand, such as corporate costs, shared services and other general and administrative costs that benefit OmniAb, among others. Following the Separation, pursuant to agreements with Ligand, we expect that Ligand will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Ligand. We will also incur additional costs as a separate public company. As a separate public company, our total costs related to such support functions may differ from the costs that were historically allocated to us.

These additional costs are primarily for the following:

●	additional personnel costs, including salaries, benefits and potential bonuses and/or stock-based compensation awards for staff additions to replace support provided by Ligand that is not covered by the Transition Services Agreement; and
●	corporate governance costs, including board of director compensation and expenses, insurance costs, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs.

Additionally, OmniAb’s combined balance sheet may not be comparable to the opening balance sheet of the separate company, which we expect will reflect the transfer by Ligand of $15.0 million in cash (less certain transaction and other expenses) along with certain corporate entities. For a detailed description of OmniAb’s unaudited pro forma combined financial statements, see “Unaudited Pro Forma Combined Financial Statements of APAC and OmniAb.”

As part of its plan to separate Ligand’s OmniAb Business into a stand-alone publicly traded company, Ligand proposes to effect the Distribution of 100% of the outstanding shares of OmniAb’s common stock, immediately followed by the Merger of Merger Sub with and into OmniAb. Upon the Closing of the Merger, among other things, each outstanding share of OmniAb Common Stock (other than Treasury Shares), will be cancelled upon the Effective Time in exchange for the right to receive (i) a number of shares of New OmniAb Common Stock equal to the Base Exchange Ratio, and (ii) a number of OmniAb Earnout Shares equal to the Earnout Exchange Ratio. In addition, all (i) OmniAb Options, (ii) OmniAb RSUs and (iii) OmniAb PSUs, in each case, that are outstanding as of immediately prior to the Effective Time, will be converted into such number of (a) New OmniAb Options, (b) New OmniAb RSUs and (c) New OmniAb PSUs, respectively, in each case, equal to (1) the number of shares of OmniAb Common Stock underlying such OmniAb Equity Awards immediately prior to the Effective Time multiplied by (2) the Base Exchange Ratio. Each holder of an OmniAb Option, OmniAb RSU and/or OmniAb PSU will also receive a number of OmniAb Earnout Shares equal to the number of shares of OmniAb Common Stock underlying such OmniAb Options, OmniAb RSUs and/or OmniAb PSUs, as applicable, multiplied by the Earnout Exchange Ratio, and the exercise price of each outstanding New OmniAb Option will be equal to the exercise price of the pre-conversion OmniAb Option divided by the Base Exchange Ratio.

The Distribution and Merger are subject to the satisfaction or waiver of various conditions as described elsewhere in this proxy statement/prospectus/information statement. In addition, the respective obligations of the parties to consummate the Business Combination are conditioned upon, among other items, (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of required consents and approvals from certain governmental authorities, (iii) no agreement between Ligand or APAC and any governmental authority pursuant to which Ligand or APAC has agreed not to consummate the Business Combination shall be in effect, (iv) no governmental authority of competent jurisdiction shall have enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transaction, (v) APAC shall have at least $5,000,001 of net tangible assets as of the Closing, (vi) the New OmniAb Common Stock issuable pursuant to the Business Combination shall have been approved for listing on Nasdaq, subject to official notice of issuance, (vii) Ligand, OmniAb, APAC and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior the Effective Time (viii) customary bring down conditions related to the accuracy of the parties’ respective representations and warranties in the Merger Agreement, (ix) the consummation of the Separation, the Distribution and the other transactions contemplated by the Separation Agreement, (x) each of APAC’s and OmniAb’s registration statements to be filed with the United States Securities and Exchange Commission shall have become effective, (xi) APAC’s shareholder approval of the Condition Precedent Proposals shall have been obtained and (xii) the receipt by Ligand and APAC of certain tax opinions. In addition, the respective obligations of OmniAb and Ligand to consummate the Business Combination is conditioned upon, among other items, the completion of the Forward Purchase and the Redemption Backstop, the resignation of all directors and all executive officers of APAC and the occurrence of the Domestication. APAC’s obligation to consummate the Business Combination is also conditioned on there having been no “Material Adverse Effect” on OmniAb since the date of the Merger Agreement. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement if it is not satisfied as of the time of satisfaction of all other conditions precedent to the Merger.

OmniAb has historically operated as part of Ligand and not as a stand-alone company. The financial statements have been derived from Ligand’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of OmniAb are included as a component of the financial statements. The financial statements also include allocations of certain general and administrative expenses from Ligand’s corporate office. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had OmniAb been an entity that operated independently of Ligand. Further, the historical financial statements may not be reflective of what our results of operations, comprehensive income, historical financial position, equity or cash flows might be in the future as a separate public company. Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. Following the Separation, pursuant to agreements with Ligand, we expect that Ligand will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Ligand. Related party allocations are discussed further in Note 9, “Relationship with Parent and Related Entities” in the accompanying audited Combined Financial Statements contained elsewhere in this proxy statement/prospectus/information statement.

As part of Ligand, OmniAb is dependent on Ligand for all of its working capital and financing requirements, which utilizes a centralized approach to cash management and financing of its operations. Financing transactions relating to OmniAb are accounted for through the Net Parent investment account of OmniAb. Accordingly, none of Ligand’s cash, cash equivalents or debt has been assigned to OmniAb in the accompanying audited Combined Financial Statements included elsewhere in this proxy statement/prospectus/information statement.

Net Parent investment, which includes retained earnings, represents Ligand’s interest in the recorded net assets of OmniAb. All significant transactions between OmniAb and Ligand have been included in the accompanying combined financial statements. Transactions with Ligand are reflected in the accompanying Combined Statements of Equity as “Transfers (to) from Parent, net” and in the accompanying Combined Balance Sheets within “Net Parent investment.”

Overview

Our mission is to enable the rapid development of innovative therapeutics by pushing the frontiers of drug discovery technologies. We intend to achieve this mission by enabling the discovery of high-quality therapeutic candidates and by being the partner of choice for pharmaceutical and biotechnology companies. We believe that pairing the large and diverse antibody repertoires generated from our proprietary transgenic animals with our cutting-edge and high-throughput validated screening tools will deliver high-quality therapeutic candidates for a wide range of diseases.

Our OmniAb technology platform creates and screens diverse antibody pools and is designed to quickly identify optimal antibodies for our partners’ drug development efforts. We harness the power of Biological Intelligence, which we built into our proprietary transgenic animals and paired with our high-throughput screening technologies to enable the discovery of high-quality, fully-human antibody therapeutic candidates. We believe these antibodies are high quality because they are naturally optimized in our validated host systems for affinity, specificity, developability, and functional performance. Our partners have access to these antibody candidates that are based on unmatched biological diversity and optimized through integration across a full range of technologies, including antigen design, transgenic animals, deep screening and characterization. We provide our partners both integrated end-to-end capabilities and highly customizable offerings, which address critical industry challenges and provide optimized antibody discovery solutions. As of December 31, 2021, we had 57 active partners and over 250 active programs, including 25 OmniAb-derived antibodies in clinical development and two approved products: (i) zimberelimab, which was approved in China for the treatment of recurrent or refractory classical Hodgkin’s lymphoma; and (ii) sugemalimab, which was approved in China for the first-line treatment of metastatic (stage IV) non-small cell lung cancer in combination with chemotherapy. Our robust experience and development activity with our partners gives us critical insights into the industry and creates a positive feedback loop through which we plan to continue to advance our platform.

We partner with numerous pharmaceutical and biotechnology companies, varying in size, clinical stage, geography and therapeutic focus. Our license agreements are negotiated separately for each discovery partner, and as a result, the financial terms and contractual provisions vary from agreement to agreement. We structure our license agreements with partners to typically include: (i) upfront or annual payments for technology access (license revenue) and payments for performance of research services (service revenue); (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones (milestone revenue); and (iii) royalties on net sales of our partners’ products, if any. We succeed when our partners are successful and our agreements are structured to align economic and scientific interests. Our typical royalty rates for antibody discovery contracts are currently in the low- to mid-single digits, and can vary depending on the other economic terms in the agreement.

For the years ended December 31, 2021, 2020 and 2019, our revenue was $34.7 million, $23.3 million and $18.3 million, respectively. Historically, our revenue has been derived from payments for technology access, collaborative research services and milestones. We believe the long-term value of our business will be driven by partner royalties as such payments are based on global sales of potential future partner antibodies, which generally provide for larger and recurring payments as compared to technology access, research and milestone payments. While we expect our first royalty payments to come from the sales of zimberelimab and sugemalimab in China, we believe our revenue will be materially driven by milestones, in the shorter term, and by royalties, in the longer term, from our partnered programs in the United States and Europe. However, drug discovery and development has significant uncertainty in timing and likelihood of reaching marketing authorization, and we cannot be certain when, if at all, royalty payments will be a material portion of our revenue. Furthermore, we do not control the progression, clinical development, regulatory strategy or eventual commercialization of antibodies discovered using our platform, and as a result, we are entirely dependent on our partners’ efforts and decisions with respect to such antibodies. The figure below shows the growth in active partners, active programs, and active clinical programs and approved products since 2014.

* Active programs not tracked prior to acquisition of Open Monoclonal Technology, Inc. in January 2016.

Ligand built the OmniAb technology platform through acquisition, investment, and innovation. Ligand acquired us (Open Monoclonal Technology, Inc. or OMT) in January 2016, Crystal Bioscience in October 2017, Ab Initio in July 2019, Icagen in April 2020, xCella Biosciences in September 2020 and Taurus Biosciences in September 2020. In addition to acquisition, we have advanced our technology platform through internal investment and innovation. Over the past five years, the OmniAb team has launched new transgenic animals, introduced computational antigen design, expanded our internal capabilities in downstream processing, and developed internal data management and bioinformatics software. We have several internal projects in development including multiple new transgenic animals, a next generation high-throughput microcapillary deep screening platform, and a number of undisclosed projects. For a further description of these acquisitions, see Note (4) Acquisitions in OmniAb’s combined financial statements included in this proxy statement/prospectus/information statement.

For the years ended December 31, 2021, 2020 and 2019, our net loss was $(27.0 million), $(17.6 million) and $(13.6 million), respectively. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we invest in research and development activities to improve our technology and platform, market and sell our solutions to existing and new partners, and add operational, financial and management information systems and personnel to support our operations. In addition, following the Separation, we will be required to establish policies, procedures and practices as a stand-alone public company necessary to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including internal audit, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from Ligand. To operate as a stand-alone public company, we expect to incur costs to replace certain services previously provided by Ligand, which costs may be higher than those reflected in our historical combined financial statements.

Key Factors Affecting Our Results of Operations and Future Performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risks and uncertainties, including those described in the section of this proxy statement/prospectus/information statement titled “Risk Factors.”

●	Expanding existing partnerships and increasing the number of partnerships. Our potential to grow revenue, in both the near and long term, is dependent on our ability to expand upon our existing partnerships and increase the number of partnerships we have. Our technology investments are methodical and deliberate, with a goal to enable our partner-centric business model to leverage the most cutting-edge solutions that solve the biggest challenges in antibody drug discovery. As of December 31, 2021, we had 57 active partners and over 250 active programs, including 25 OmniAb-derived antibodies in clinical development and two approved products in China. Some partners prefer integrated end-to-end discovery capabilities, while others prefer to use our technologies within their own labs. The flexible workstreams we offer not only provide value to our partners, but it allows for greater scalability of our business since we do not have to build out capacity for partners that prefer to use some of their own technologies in the process. We believe that we have a significant opportunity to continue to increase the number of partners who have programs based on our platform. Our ability to continue to grow the number of programs under license agreements is dependent upon our ability to educate the market and support the business through investment in our business development and marketing efforts and through further research and development to enhance our technological differentiation.
●	The success of our partners in developing and commercializing antibodies discovered using our platform. While the majority of our historical revenue reflects annual access fees, milestones and service revenue from research programs, we believe the long-term value of our business will be driven by downstream royalty payments from the success of our partners and long-term growth of antibody sales. As a result, we believe our business and our future results of operations will be highly reliant on the degree to which our partners successfully develop and commercialize the antibodies discovered using our platform. As our partners continue to advance development of OmniAb-derived antibodies that we have discovered, we expect to start receiving additional milestone payments and, in the longer term, royalties if any partners commence commercial sales of such antibodies.
●	Furthering our technological differentiation through intelligent expansion. Our ability to maintain and expand our partnerships is dependent on the advantages our technology platform delivers to our partners. We employ a methodical and deliberate approach to expanding our technology platform. Serving a broad partner base has provided us a unique insight into the needs and direction of the industry, and we continue to leverage this insight for our decision-making. In recent years, we have successfully integrated a number of technology acquisitions covering antigen generation, additional animal species, deep screening capabilities, and ion channel expertise. We will continue to invest in enabling technologies and evaluate strategic technology acquisitions to broaden our capabilities in the antibody discovery continuum. We intend to devote substantial resources to continue to improve our technological differentiation which will impact our financial performance.

Key Business Metrics

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that the following metrics are important to understanding our current business. These metrics may change or may be substituted for additional or different metrics as our business continue to grow.

Metric	December 31, 2021	December 31, 2020	% Change	December 31, 2020	December 31, 2019	% Change
Active partners	57	55	4%	55	49	12%
Active programs	252	207	22%	207	184	13%
Active clinical programs	25	16	56%	16	12	33%
Approved products	2	0	not meaningful	—	—	—

Active partners represents the number of partners that have an active program or have executed a license agreement in advance of initiating an active program. We do not include academic partners with a license to the OmniAb platform in our active partner count. We view this metric as an indication of the competitiveness of our platform and our current level of market penetration. The metric also relates to our opportunities to secure additional active programs.

Active programs represents a program for which an antigen is introduced into our animals and remains so as long as the program is actively being developed or commercialized. This number includes active clinical programs and approved products separately disclosed below. We view this metric as an indication of the usage of our technology and the potential for mid- and long-term milestone and royalty payments.

Active clinical programs represents the number of unique programs for which an Investigational New Drug (“IND”) or equivalent under other regulatory regimes has been filed based on an OmniAb-derived antibody and which are in clinical development and we continue to count programs as active as long as they are actively being developed or commercialized. Where the date of such application is not known to us, we use the official start date from clinical trial registries for the purpose of calculating this metric. This number includes approved products separately disclosed below. We view this metric as an indication of our near- and mid-term potential revenue from milestone fees and potential royalty payments in the long term.

Approved products represents an OmniAb-derived antibody for which our partner has received marketing approval. We view this metric as an indication of our near- and mid-term potential revenue from royalty payments.

Impact of COVID-19 Pandemic

To date, we have not experienced material disruptions in our business operations or financial impacts as a result of the COVID-19 pandemic. While it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, the continued spread of COVID-19 and variants of the virus, the rate of vaccinations regionally and globally and the measures taken by the government authorities, and any future epidemic disease outbreaks, could: disrupt the supply chain and the manufacture or shipment of products and supplies for use by us in our discovery activities and by our partners for their discovery and development activities; delay, limit or prevent us or our partners’ from continuing research and development activities; impede our negotiations with partners and potential partners; impede testing, monitoring, data collection and analysis and other related activities, by us and our partners; interrupt or delay the operations of the FDA or other regulatory authorities, which may impact review and approval timelines for initiation of clinical trials or marketing; impede the launch or commercialization of any approved products; any of which could delay our partnership programs, increase our operating costs, and have a material adverse effect on our business, financial condition and results of operations. In addition, if COVID-19 infects our genetically modified animals, which form the basis of our platform, or if there is an outbreak among our employees or subcontractor’s employees who maintain and care for these animals, we and our partners may be unable to produce antibodies for development.

Components of Results of Operations

Revenue

Our revenue is typically derived from license agreements with our partners and consists of: (i) upfront or annual payments for technology access (license revenue) and payments for performance of research services (service revenue); (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones (milestone revenue); and (iii) royalties on net sales of our partners’ products, if any. To date, while we have generated revenue from technology access and service fees, as well as intellectual property and development milestones, we have not generated any revenue from commercial milestone payments or royalties on product sales because all of the current programs of our partners are in the target selection, discovery, preclinical or clinical development stages. We expect revenue to increase over time as we enter into additional license agreements with partners and as our partners advance therapeutic candidates into and through clinical development and commercialization. We expect that our revenue will fluctuate from period to period due to the timing of executing additional partnerships, the uncertainty of the timing of milestone achievements and our dependence on the program decisions of our partners.

Operating Expenses

Research and Development Expenses. Research and development (R&D) expenses primarily consist of salaries, benefits, incentive compensation, share-based compensation, laboratory supplies and materials expenses for employees and contractors engaged in research and product development. We expense all research and development costs in the period in which they are incurred. Research and development activities consist of discovery research for partners as well as our internal platform development. We derive improvements to our platform and technologies from both types of activities.

We expect to continue to incur substantial research and development expenses as we conduct discovery research for our partners; however future estimates of expenditures are primarily driven by the decisions of our partners which are outside of our control and the results of discovery and research work, all of which are inherently difficult to predict. In addition, we plan to continue to invest in research and development to enhance our solutions and offerings to our partners, including hiring additional employees and continuing research and development projects obtained through strategic technology acquisitions. As a result, we expect that our research and development expenses will continue to increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

General and Administrative Expenses. General and administrative expenses primarily consist of salaries, benefits and share-based compensation costs for employees in our executive, accounting and finance, corporate development, office administration, facility, legal and human resources functions as well as professional services fees, such as consulting, audit, tax and legal fees, general corporate costs and allocated overhead expenses. We expect that our general and administrative expenses will continue to increase in absolute dollars in future periods, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, director and officer insurance and professional services. We expect these expenses to vary from period to period as a percentage of revenue.

Amortization of Intangibles. We amortize to operating expenses capitalized costs of intangible assets acquired from our acquisitions.

Other Operating Income, Net. Other operating income, net, consists of fair value adjustments on contingent earnout liabilities from acquisitions. See Note (4), Acquisitions, and Note (5) Fair Value Measurement in OmniAb’s combined financial statements included in this proxy statement/prospectus/information statement.

Other Income (Expense)

Interest Expense. Interest expense consists of interest paid for equipment leases.

Other Income, Net. Other income, net, consists of a gain from sale of an equity security in 2021 and a gain from a sale of an intellectual property license in 2020.

Income Tax Benefit (Expense)

Our effective tax rate will be affected by many factors including changes in tax laws, regulations or rates, new interpretations of existing laws or regulations, uncertain tax positions, share-based compensation, and permanent differences between book and taxable income.

Results of Operations

Certain information related to the year ended December 31, 2020 and 2019 has been adjusted to reflect the restatement and revision of OmniAb’s combined financial statements as described in Note 2 of the notes to the combined financial statements of the OmniAb Business included herein.

Comparison of the Years Ended December 31, 2021 and 2020

Revenue

(Dollars in thousands)	2021	2020	Change	% Change
License fees	$4,500	$4,260	$240	6%
Milestone revenue	10,164	7,125	3,039	43%
Service revenue	20,084	11,883	8,201	69%

Total revenue	$34,748	$23,268	$11,480	49%

Total revenue increased $11.5 million, or 49%, in 2021 as compared to 2020 driven primarily by (1) additional service revenue from Icagen after its acquisition in April 2020, and (2) increase in milestone revenue in 2021, of which $7.0 million was related to one partner reaching multiple development milestones during the year.

Operating Expenses

(Dollars in thousands)	2021	2020	Change	% Change
	(As Restated)
Research and development	$39,232	$24,796	$14,436	58%
General and administrative	16,947	10,225	6,722	66%
Amortization of intangibles	12,968	11,800	1,168	10%
Other operating expense, net	1,210	2,070	(860)	(42)%
Total operating expenses	$70,357	$48,891	$21,466	44%

Total operating expenses for 2021 increased $21.5 million or 44% as compared to 2021.

Our R&D expenses increased year over year in 2021 primarily due to (1) $7.2 million additional R&D expense incurred by Icagen after its acquisition in April 2020, and (2) additional salaries and lab costs driven by our increased investment in the growth and development of the OmniAb Business.

General and administrative expenses increased year over year in 2021 primarily due to the additional share-based compensation expense driven by the employees from the Icagen acquisition and additional headcount during the year to support the business growth.

Amortization of intangibles increased year over year in 2021 primarily due to the full year amortization on the additional intangibles acquired from the acquisitions in 2020

Other operating expense, net, consisted of fair value adjustments to contingent earnout liabilities issued in connection with acquisitions.

Other income (expense)

(Dollars in thousands)	2021	2020	Change	% Change
Interest expense	$(7)	$(5)	$(2)	40%
Other income, net	1,266	1,900	(634)	(33)%
Total other income (expense,) net	$1,259	$1,895	$(636)	(34)%

Interest expense for both 2021 and 2020 was related to certain equipment financing.

Other income, net in 2021 included a gain from sale of an equity security. Other income, net in 2020 included a gain from a sale of an intellectual property license.

Income tax benefit (expense)

(Dollars in thousands)	2021	2020 (As Restated)	Change	% Change
Loss before income tax benefit	$(34,350)	$(23,728)	$(10,622)	45%
Income tax benefit (expense)	7,308	6,171	1,137	18%
Net loss	$(27,042)	$(17,557)	$(9,485)	54%
Effective Tax Rate	21%	26%

Our effective tax rate for 2021 and 2020 was 21% and 26%, respectively. Our tax rate is affected by recurring items, such as the U.S. federal and state statutory tax rates and the relative amounts of income we earn in those jurisdictions. The tax rate is also affected by discrete items that may occur in any given year, but are not consistent from year to year.

Comparison of the Years Ended December 31, 2020 and 2019

Revenue

(Dollars in thousands)	2020	2019 (As Restated)	Change	% Change
License fee	$4,260	$5,700	$(1,440)	(25)%
Milestone revenue	7,125	7,050	75	1%
Service revenue	11,883	5,568	6,315	113%
Total revenue	$23,268	$18,318	$4,950	27%

Total revenue increased $5.0 million, or 27%, in 2020 as compared to 2019 driven primarily by $9.5 million service revenue from Icagen after its acquisition in April 2020, partially offset by the decrease in other serve revenue and license fees in 2020, of which $1.0 million decrease in license fee was due to a certain partner terminating its discovery license, as compared to 2019.

Operating Expenses

(Dollars in thousands)	2020 (As Restated)	2019 (As Restated)	Change	% Change
Research and development	$24,796	$13,208	$11,588	88%
General and administrative	10,225	8,651	1,574	18%
Amortization of intangibles	11,800	10,304	1,496	15%
Other operating expense (income), net	2,070	(818)	2,888	(353)%
Total operating expenses	$48,891	$31,345	$17,546	56%

Total operating expenses for 2020 increased $17.5 million or 56% as compared to 2019.

Our R&D expenses increased year over year in 2020 primarily due to a $10.4 million increase driven by increased salaries and lab costs.

General and administrative expenses increased year over year in 2020 primarily due to acquisition and integration related expenses.

Amortization of intangibles increased year over year in 2020 primarily due to additional intangibles acquired from an acquisition in 2020.

Other operating expense (income), net, consisted of fair value adjustments to contingent earnout liabilities issued in connection with acquisitions.

Other income (expense)

(Dollars in thousands)	2020	2019	Change	% Change
Interest expense	$(5)	$—	$(5)	NM	(1)
Other income, net	1,900	—	1,900	NM	(1)
Total other income (expense,) net	$1,895	$—	$1,895	NM	(1)
(1)	amount is not meaningful.

Interest expense in 2020 was related to certain equipment financing. There was no interest expense in 2019.

Other income, net in 2020 included a gain from a sale of an intellectual property license.

Income tax benefit (expense)

(Dollars in thousands)	2020 (As Restated)	2019 (As Restated)	Change	% Change
Loss before income tax benefit	$(23,728)	$(13,027)	$(10,701)	82%
Income tax benefit (expense)	6,171	(562)	6,733	(1,198)%
Net loss	$(17,557)	$(13,589)	$(3,968)	29%
Effective tax rate	26%	(4)%

Our effective tax rate for 2020 and 2019 was 26% and (4)%, respectively. Our tax rate is affected by recurring items, such as the U.S. federal and state statutory tax rates and the relative amounts of income we earn in those jurisdictions. The tax rate is also affected by discrete items that may occur in any given year, but are not consistent from year to year.

Liquidity and Capital Resources

Following the completion of the Separation and the Merger, including $15.0 million capital contribution from Ligand, the $15.0 million Forward Purchase and assuming the maximum redemption scenario and the purchase of $100.0 million by the Sponsor in the Redemption Backstop, we expect that our cash and cash equivalents will be approximately $102.0 million, after the payment of certain Separation-related expenses. We have historically participated in Ligand’s centralized approach to cash management and financing of its operations. Accordingly, none of the cash and cash equivalents, short-term investments or debt at the corporate level have been assigned to our company in the combined financial statements. Prior to the Separation, transfers of cash to and from Ligand have been reflected in parent company net investment in the historical combined balance sheets, statements of cash flows and statements of changes in parent company net investment.

Following the Separation, our capital structure and sources of liquidity will change significantly from our historical capital structure. We expect to use cash flows generated from operations, together with the cash contribution from Ligand and the closing of the private placement pursuant to the Forward Purchase and the Redemption Backstop, after the payment of certain Separation-related expenses, as our primary sources of liquidity. Based on our current business plan, we believe that such sources of liquidity will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.

If our anticipated cash flows from operations and funding from Ligand, the private placement pursuant to the Forward Purchase and Redemption Backstop, are insufficient to satisfy our liquidity requirements including because of increased expenditures or lower demand for our platform, or the realization of other risks described in this proxy statement/prospectus/information statement, we may be required to raise additional capital prior to such time through issuances of public or private equity or debt financings or other capital sources. Such additional financing may not be available on terms acceptable to us or at all. In any event, we may consider raising additional capital in the future to expand our business, to pursue strategic investments or acquisitions, to take advantage of favorable market conditions or financing opportunities or for other reasons. Our future capital requirements will depend on many factors, including, but not limited to:

●	our ability to achieve revenue growth;
●	the costs of expanding our operations, including our business development and marketing efforts;
●	our rate of progress in selling access to our platform and marketing activities associated therewith;
●	our rate of progress in, and cost of research and development activities associated with, our platform technologies and our internal developed programs to the extent we pursue any such programs;
●	the effect of competing technological and market developments;
●	the continued impact of the COVID-19 pandemic on global social, political and economic conditions;
●	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company;
●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property and proprietary rights; and
●	the costs associated with any technologies that we may in-license or acquire.

We anticipate that our principal uses of cash in the future will be primarily to fund our operations, working capital needs, capital expenditures and other general corporate purposes.

Cash Flow Summary

	Year Ended
(in thousands)	2021	2020 (As Restated)	2019 (As Restated)
Net cash provided by (used in):
Operating activities	$(5,672)	$3,619	$(5,195)
Investing activities	$(4,025)	$(26,980)	$(12,095)
Financing activities	$9,697	$23,361	$17,290

Cash Provided by (Used in) Operating Activities:

During the year ended December 31, 2021, cash used in operating activities of $(5.7) million primarily reflected our net losses of $(27.0) million for the period, adjusted by non-cash charges of $24.0 million, which primarily included $15.1 million in share-based compensation, $15.0 million in depreciation of fixed assets and amortization of intangibles and $1.2 million fair value adjustment on CVR, partially offset by $(7.3) million of deferred income taxes, as well as changes in our working capital accounts in amount of $(1.3) million, primarily consisting of an increase in accounts receivable, a decrease in deferred revenue and an increase in accounts payable and accrued liabilities.

During the year ended December 31, 2020, cash provided by operating activities of $3.6 million primarily reflected our net losses of $(17.6) million for the period, adjusted by non-cash charges of $17.8 million, which primarily included $12.6 million in depreciation of fixed assets and amortization of intangibles, $9.2 million in share-based compensation and $2.1 million fair value adjustment on CVR, partially offset by $(6.2) million of deferred income taxes, as well as cash inflow from our working capital accounts in amount of $5.2 million, primarily consisting of an increase in accounts payable and accrued liabilities and an increases in deferred revenue.

During the year ended December 31, 2019, cash used in operating activities of $(5.2) million primarily reflected our net losses of $(13.6) million for the period, adjusted by non-cash charges of $17.0 million, which primarily included $10.6 million in depreciation of fixed assets and amortization of intangibles and $6.7 million in share-based compensation, as well as changes in our working capital accounts in amount of $(8.6) million, primarily consisting of a decrease in accounts receivable, a decrease in deferred revenue and decreases in other assets and liabilities.

Cash Provided by (Used in) Investing Activities:

During the year ended December 31, 2021, cash used in investing activities of $(4.0) million resulted from $(4.1) million paid for property and equipment, $(1.2) million payments made to contingent value rights (“CVR”) holders and other, partially offset by the $1.3 million proceeds from sale of short-term investments.

During the year ended December 31, 2020, cash used in investing activities of $(27.0) million resulted from $(27.1) million cash paid for the acquisition of Icagen, xCella Biosciences and Taurus Biosciences (net of cash acquired), $(1.8) million paid for property and equipment, partially offset by $1.9 million proceeds received from sale of intellectual property license.

During the year ended December 31, 2019, cash used in investing activities of $(12.1) million resulted from $(11.8) million cash paid for the acquisition of Ab Initio (net of cash acquired) and $(0.3) million paid for property and equipment.

Cash Provided by Financing Activities:

As Ligand managed our cash and financing arrangements prior to the completion of the Separation, all excess cash generated through earnings was deemed remitted to Ligand and all sources of cash were deemed funded by Ligand. Cash provided by financing activities in fiscal years 2021, 2020 and 2019 primarily include cash transferred to us from Ligand based on changes in our cash used for operations.

During the year ended December 31, 2021, cash provided by financing activities was $9.7 million, which consisted of $10.7 million net transfer from parent, partially offset by $(1.0) million payments to CVR holders.

During the year ended December 31, 2020, cash provided by financing activities was $23.4 million, which consisted of $25.7 million net transfer from parent, partially offset by $(2.3) million payments to CVR holders.

During the year ended December 31, 2019, cash provided by financing activities was $17.3 million, which consisted of $20.3 million net transfer from parent, partially offset by $(3.0) million payments to CVR holders.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the combined financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments, and assumptions that are significant to understanding our results. For additional information, see Note (3), Basis of Presentation and Summary of Significant Accounting Policies in the notes to OmniAb’s combined financial statements included in this proxy statement/prospectus/information statement. Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Revenue Recognition

License revenue is generally recognized at a point in time once we grant access to our intellectual property rights. We do not have future performance obligations under these license arrangements. We generally satisfy our obligation to grant intellectual property rights on the effective date of the contract.

Our contracts with customers often will include future contingent milestone based payments. We include contingent milestone based payments in the estimated transaction price when the milestones are determined to be probable of being achieved. These estimates are based on historical experience, anticipated results and our best judgment at the time. If the contingent milestone based payment is sales-based, we apply the royalty recognition constraint and record revenue when the underlying sale has taken place. Significant judgments must be made in determining the transaction price for our sales of intellectual property. Because of the risk that products in development with our partners will not reach development based milestones or receive regulatory approval, we generally recognize any contingent payments that would be due to us upon the development milestone or regulatory approval. Depending on the terms of the arrangement, we may also defer a portion of the consideration received if we have to satisfy a future obligation.

For research and development services that we recognize over time, we measure our progress using an input method. The input methods we use are based on the effort we expend or costs we incur toward the satisfaction of our performance obligation. We estimate the amount of effort we expend, including the time it will take us to complete the activities, or the costs we may incur in a given period, relative to the estimated total effort or costs to satisfy the performance obligation. This results in a percentage that we multiply by the transaction price to determine the amount of revenue we recognize each period. This approach requires us to make numerous estimates and use significant judgement. If our estimates or judgements change over the course of the collaboration, they may affect the timing and amount of revenue that we recognize in the current and future periods.

We expense incremental costs of obtaining a contract when incurred if the expected amortization period of the asset that we would have recognized is one year or less or the amount is immaterial. We did not incur any incremental costs of obtaining a contract during the periods reported.

We occasionally have sub-license obligations related to arrangements for which we receive license fees, milestones and royalties. We evaluate the determination of gross as a principal versus net as an agent reporting based on each individual agreement.

Intangible Assets and Other Long-Lived Assets—Impairment Assessments

We regularly perform reviews to determine if the carrying values of our long-lived assets are impaired. A review of identifiable intangible assets and other long-lived assets is performed when an event occurs indicating the potential for impairment. If indicators of impairment exist, we first assess the impairment evaluation and then assess the recoverability of the affected long-lived assets and compare their fair values to the respective carrying amounts if needed. An impairment evaluation is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of assets and liabilities.

In order to estimate the fair value of identifiable intangible assets and other long-lived assets, we estimate the present value of future cash flows from those assets. The key assumptions that we use in our discounted cash flow model are the amount and timing of estimated future cash flows to be generated by the asset over an extended period of time and a rate of return that considers the relative risk of achieving the cash flows, the time value of money, and other factors that a willing market participant would consider. Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows.

Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. For example, if our future operating results do not meet current forecasts or if we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in fair value of our reporting unit, we may be required to record future impairment charges for purchased intangible assets. Impairment charges could materially decrease our future net income and result in lower asset values on our balance sheet.

Income Taxes

We have historically operated as part of Ligand and not as a stand-alone company. We determined the OmniAb income tax provision as if OmniAb had filed a consolidated federal income tax return and combined state income tax returns separate from Ligand. We recorded a current state income tax expense for the tax years ended December 31, 2021, 2020 and 2019 for certain OmniAb state minimum taxes. We recorded a deferred federal and state income tax benefit for the year ended December 31, 2021 and 2020 to reflect the change in the net deferred tax liability for the period. We recorded a deferred federal tax benefit and deferred state tax expense for the year ended December 31, 2019 to reflect the change in the net deferred tax liability for the period.

Our provision for income taxes, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect our best assessment of estimated future taxes to be paid. Significant judgments and estimates based on interpretations of existing tax laws or regulations in the United States are required in determining our provision for income taxes. Changes in tax laws, statutory tax rates, and estimates of our future taxable income could impact the deferred tax assets and liabilities provided for in the combined financial statements and would require an adjustment to the provision for income taxes.

Deferred tax assets are regularly assessed to determine the likelihood they will be recovered from future taxable income. A valuation allowance is established when we believe it is more likely than not the future realization of all or some of a deferred tax asset will not be achieved. In evaluating our ability to recover deferred tax assets within the jurisdiction which they arise, we consider all available positive and negative evidence. Factors reviewed include the cumulative pre-tax book income for the past three years, scheduled reversals of deferred tax liabilities, our history of earnings and reliability of our forecasts, projections of pre-tax book income over the foreseeable future, and the impact of any feasible and prudent tax planning strategies.

We recognize the impact of a tax position in our financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits of the position. Tax authorities regularly examine our returns in the jurisdictions in which we do business and we regularly assess the tax risk of our return filing positions. Due to the complexity of some of the uncertainties, the ultimate resolution may result in payments that are materially different from our current estimate of the tax liability. These differences, as well as any interest and penalties, will be reflected in the provision for income taxes in the period in which they are determined.

Recent Accounting Pronouncements

For the summary of recent accounting pronouncements applicable to OmniAb’s combined financial statements, see Note (3), Basis of Presentation and Summary of Significant Accounting Policies in the notes to OmniAb’s combined financial statements included in this proxy statement/prospectus/information statement.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). As an emerging growth company, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act);

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;
●	reduced disclosure obligations regarding executive compensation; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of APAC’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this proxy statement/prospectus/information statement and in the registration statement of which this proxy statement/prospectus/information statement is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this proxy statement/prospectus/information statement and that we provide to our stockholders in the future may be different than what you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We intend to rely on this and other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We expect our cash and cash equivalents will consist of cash in readily available checking accounts and money market funds. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented in OmniAb’s combined financial statements included in this proxy statement/prospectus/information statement.

EXECUTIVE AND DIRECTOR COMPENSATION OF OMNIAB

Executive Compensation

The following section provides compensation information applicable to “emerging growth companies” under the SEC disclosure rules.

Overview

Immediately prior to the Distribution, we will be a wholly-owned subsidiary of Ligand. For purposes of this proxy statement/prospectus/information statement, our executive officers whose compensation is discussed in this Executive Compensation section and whom we refer to as our named executive officers are Matthew W. Foehr, who serves as our President and Chief Executive Officer, and Charles S. Berkman, who serves as our Chief Legal Officer and Secretary. Decisions regarding past compensation of our named executive officers have been made by Ligand’s Human Capital Management and Compensation Committee. Kurt Gustafson, who serves as our Executive Vice President, Finance and Chief Financial Officer, commenced employment with us in March 2022 and is therefore not included in the following discussion as it relates to prior years.

This Executive Compensation section sets forth certain information regarding total compensation earned by our named executive officers for fiscal years 2020 and 2021. Our compensation package for our named executive officers primarily consists of salary, an annual performance bonus, and long-term equity incentive awards. The New OmniAb Board will form its own human capital management and compensation committee and it may choose to change such programs, objectives and framework following the completion of the Distribution. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Distribution and the Business Combination may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table provides certain information regarding the compensation earned by our named executive officers during the fiscal years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)		Total ($)
Matthew W. Foehr	2021	518,933	3,146,844	1,226,357	259,467	130,603	(4)	5,282,204
Chief Executive Officer	2020	503,750	1,242,269	1,303,366	277,063	158,001	(5)	3,484,449
Charles S. Berkman	2021	451,682	1,665,811	649,308	203,257	10,890		2,980,948
Chief Legal Officer and Secretary	2020	441,917	644,168	675,820	176,767	6,180		1,944,852
(1)	Reflects the grant date fair value for stock and option awards covering shares of Ligand Common Stock granted by Ligand in 2020 and 2021, calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, (Topic 718). The assumptions used to calculate the value of stock and option awards granted in 2020 and 2021 are set forth under Note 9 of the Notes to Consolidated Financial Statements included in Ligand’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 28, 2022. The grant date fair value of the RSUs granted in 2020 and 2021 was determined based on the closing price per share of Ligand Common Stock on the date of grant for each RSU granted.

With respect to the PSU awards included in the Summary Compensation Table, these amounts include the grant date fair value of such PSUs granted to the named executive officers based on the estimated probable outcome of the performance based objectives applicable to such awards on the grant date.

With respect to the PSUs granted in 2020, the number of PSUs that are eligible to vest will be determined based on the measurement of two equally weighted metrics, the compound annual growth rate for Ligand’s adjusted EPS over a two-year performance period and Ligand’s relative TSR ranked on a percentile basis against the NASDAQ Biotechnology Index over a three-year performance period measured from January 1, 2020. The grant date fair value of the PSUs granted during 2020 included in this column that are tied to the compound annual growth rate for Ligand’s adjusted EPS was calculated based on the probable achievement of the performance goals as determined at the date of grant, which was determined to be the target level of performance. The grant date fair value of the PSUs that are tied to relative TSR was calculated using the Monte Carlo simulation which utilizes the stock volatility, dividend yield and market correlation of OmniAb and the NASDAQ Biotechnology Index. For the PSUs granted during 2020, such inputs consisted of: (a) an expected term that was based on the actual 2.81 year term of the award; (b) a risk-free interest rate of 0.4% derived from the yield on U.S. government bonds of appropriate term from the U.S. Department of Treasury; (c) a dividend yield of 0.0% based on historic and future dividend yield estimates; (d) stock price volatility of 39.75% based on an analysis of the historical stock price volatility of Ligand and each company in the NASDAQ Biotechnology Index over the three years prior to the date of grant to conform to the term of the awards; and (e) initial TSR performance of -11.48% based on actual historical TSR performance for Ligand and each company in the NASDAQ Biotechnology Index. Based on this methodology, the valuation of the PSUs tied to relative TSR performance granted during 2020 was 52.81% of the closing price of Ligand Common Stock on the date of grant. The highest level of performance that may be achieved for the PSUs is 200% of the target. The full grant date fair value of the PSUs awarded to our named executive officers during fiscal year 2020, assuming maximum achievement of the applicable performance objectives, is $1,049,603 for Mr. Foehr and $544,291 for Mr. Berkman.

With respect to the PSUs granted in 2021, the number of PSUs that are eligible to vest will be determined based on the measurement of two equally weighted metrics, the initiation of partnered OmniAb antibody programs over a two-year performance period measured from January 1, 2021 and Ligand’s relative TSR ranked on a percentile basis against the NASDAQ Biotechnology Index over a three-year performance period measured from January 1, 2021. The grant date fair value of the PSUs granted during 2021 included in this column that are tied to the initiation of partnered OmniAb antibody programs was calculated based on the probable achievement of the performance goals as determined at the date of grant, which was determined to be the target level of performance. The grant date fair value of the PSUs that are tied to relative TSR was calculated using the Monte Carlo simulation which utilizes the stock volatility, dividend yield and market correlation of OmniAb and the NASDAQ Biotechnology Index. For the PSUs granted during 2021, such inputs consisted of: (a) an expected term that was based on the actual 2.9 year term of the award; (b) a risk-free interest rate of 0.18% derived from the yield on U.S. government bonds of appropriate term from the U.S. Department of Treasury; (c) a dividend yield of 0.0% based on historic and future dividend yield estimates; (d) stock price volatility of 52.56% based on an analysis of the historical stock price volatility of Ligand and each company in the NASDAQ Biotechnology Index over the three years prior to the date of grant to conform to the term of the awards; and (e) initial TSR performance of 84.38% based on actual historical TSR performance for Ligand and each company in the NASDAQ Biotechnology Index. Based on this methodology, the valuation of the PSUs tied to relative TSR performance granted during 2020 was 176.27% of the closing price of Ligand Common Stock on the date of grant. The highest level of performance that may be achieved for the PSUs is 200% of the target. The full grant date fair value of the PSUs awarded to our named executive officers during fiscal year 2021, assuming maximum achievement of the applicable performance objectives, is $2,333,894 for Mr. Foehr and $1,235,551 for Mr. Berkman.

(2)	Represents performance bonus awards under Ligand’s annual performance-based bonus program.
(3)	For Mr. Berkman, represents life insurance premiums paid by Ligand of $1,380 for each of 2021 and 2020, taxable fringe benefits of $3,510 for 2021, and 401(k) matching funds paid by Ligand of $6,000 in 2021 and $4,800 in 2020.
(4)	Pursuant to the management rights letter between Viking Therapeutics, Inc. (Viking) and Ligand dated May 21, 2014, Ligand nominated Mr. Foehr to serve as a member of Viking’s board of directors. During 2021, in connection with Mr. Foehr’s service as a director of Viking, Mr. Foehr received (1) $38,000 in cash payments and (2) $85,603 in option awards (representing the aggregate grant date fair value of the option awards as reported by Viking, computed in accordance with authoritative accounting guidance). Additionally, Mr. Foehr received life insurance premiums paid by Ligand for 2021 of $900, taxable fringe benefits of $100, and $6,000 in 401(k) matching funds paid by Ligand in 2021.
(5)	During 2020, in connection with Mr. Foehr’s service as a director of Viking, Mr. Foehr received (1) $38,000 in cash payments and (2) $114,001 in option awards (representing the aggregate grant date fair value of the option awards as reported by Viking, computed in accordance with authoritative accounting guidance). Additionally, Mr. Foehr received life insurance premiums paid by Ligand for 2020 of $900, taxable fringe benefits of $300, and $4,800 in 401(k) matching funds paid by Ligand in 2020.

Narrative to Summary Compensation Table

Base Compensation

Ligand Practice

Annual base salary increases are based upon the performance of the executive officers, internal pay equity considerations, and peer practices, as assessed by the chief executive officer (for executives other than himself) and approved by Ligand’s Human Capital Management and Compensation Committee. Ligand’s Human Capital Management and Compensation Committee assesses these factors with respect to the chief executive officer. Ligand provides its executive officers with a base salary that falls between the 25th and 50th percentiles for similar positions at its peer group, but may vary from such level based on the factors listed above.

For 2021, our named executive officers each received an approximately 3% increase to his base salary, effective as of February 1, 2021. This increase was determined to be appropriate by the Human Capital Management and Compensation Committee to ensure that the base salaries of Ligand’s executive officers (including our named executive officers) continued to be generally consistent with its pay positioning philosophy, as described above. The base salary paid to our named executive officers for 2021 was $520,200 for Mr. Foehr and $456,300 for Mr. Berkman.

Going Forward

Our human capital management and compensation committee will set base salary levels for executive officers taking into account base salary levels for positions with similar roles and scope of responsibilities within our peer group, as well as the executive officer’s performance.

Annual Performance-Based Cash Compensation

Ligand Practice

Ligand’s Human Capital Management and Compensation Committee aims to have a substantial portion of each executive officer’s compensation contingent upon company performance. Ligand’s annual performance-based bonus program provides for cash bonus payments tied to achievement of key annual corporate performance objectives established by the Ligand Board for such purpose. Ligand’s annual performance-based bonus program is intended to complement its long-term equity program, which more directly aligns realized executive compensation with longer-term share price and corporate objectives.

Target Annual Bonus Opportunities

Ligand sets annual incentive targets so that each executive’s total target cash compensation (inclusive of base salary) is positioned between the 25th and 50th percentiles of target total cash opportunities offered by its peer group. The target incentive opportunity for Mr. Berkman for 2021 was increased from 40% to 45% of his base salary. The target incentive opportunity for Mr. Foehr for 2021 did not increase as compared to his 2020 target. Each named executive officer’s annual bonus for 2021 is tied 100% to corporate performance. For 2021, Mr. Foehr’s target incentive opportunity was 50% of his base salary, and Mr. Berkman’s target incentive opportunity was 45% of his base salary.

2021 Corporate Performance Objectives and Achievements

At the beginning of each year, the Ligand Board sets corporate objectives for the year in a number of areas after considering management input and its overall strategic objectives. Following the conclusion of each year, Ligand’s Human Capital Management and Compensation Committee assesses the level of achievement relative to these corporate objectives. This achievement level is then applied to each executive officer’s target bonus to determine that year’s total annual bonus. The Human Capital Management and Compensation Committee retains the discretion to reduce the final bonus payout to an executive officer based on other factors deemed relevant to assessing the company’s performance in comparison to its peers and the industry.

In January 2021, Ligand’s Human Capital Management and Compensation Committee and the Ligand Board approved the performance objectives for the 2021 annual bonus program. The metrics were established after careful consideration of key short-term corporate goals. While Ligand’s business was considerably impacted by the COVID-19 pandemic, the goals set at the beginning of the year were not adjusted to take into account the impact of the pandemic. Objectives included the following: finance (revenue, EBITDA), licensing (completion of at least three new major contracts from the Icagen and Pfenex technology platforms), OmniAb (build computer-aided antigen design capability and position antigen library to leverage in partnerships, acquire or build new cell screening and discovery capabilities, complete at least one out-license or major buy-out transaction), Captisol (expand IP footprint, optimize cost structure and processing efficiencies), and pipeline (management of partners and portfolio to support high-value, late-stage assets).

In January 2022, Ligand’s Board and Human Capital Management and Compensation Committee determined to pay the following bonus amounts to our named executive officers for 2021 based on Ligand’s achievement of the performance objectives discussed above: $259,467 for Mr. Foehr and $203,257 for Mr. Berkman.

Going Forward

Our human capital management and compensation committee will develop an annual performance-based cash compensation plan focused on corporate objectives that support our long-term business goals, while also allowing for meaningful pay differentiation tied to performance of individuals and groups.

Long-Term Performance-Based Equity Awards

Ligand Practice

Ligand’s long-term performance-based compensation is designed to link the ultimate level of an executive officer’s compensation to Ligand’s stock price performance and long-term stockholder interests while creating an incentive for sustained growth.

Ligand provides equity compensation to its executive officers through grants of stock options, performance stock units (PSUs) and restricted stock units (RSUs). For 2021, these equity vehicles were weighted at 40%, 33%, and 27%, respectively.

●	Time-based stock options granted to the executive officers generally have a four-year vesting schedule designed to provide an incentive for continued employment. Options have a ten-year term and an exercise price equal to 100% of the fair market value of the underlying stock on the date of grant. Accordingly, options will provide a return to the executive officer only if the market price of the shares appreciates over the option term.
●	Time-based restricted stock units generally vest in equal installments over three years.
●	Performance stock units are a significant component of Ligand’s annual long-term equity incentive awards for executive officers that vest based on key corporate and financial objectives over multi-year performance periods. At the time of grant, Ligand’s Human Capital Management and Compensation Committee conducts a review of the performance measures and associated payout levels, the rigor of the performance goals and their alignment with performance.

The Human Capital Management and Compensation Committee views granting equity awards as a retention device and therefore also reviews the status of vesting and number of vested versus unvested awards at the time of grant. Guidelines for the number of equity awards granted to each executive officer are determined using a procedure approved by the Human Capital Management and Compensation Committee based upon several factors, including the executive officer’s level of responsibility, salary grade, performance and the value of the equity awards at the time of grant.

Given the position of executive cash compensation relative to market (which is set between the 25th and 50th percentiles), the Human Capital Management and Compensation Committee has emphasized long-term equity incentive compensation to ensure total compensation is competitive. The long-term equity incentive awards granted to its executive officers in 2021 fell between the 50th and 75th percentiles of equity awards for similar positions at the peer group companies, adjusted using the above factors and taking into consideration such equivalency factors as the number of shares outstanding and market capitalization, compared to the peer group companies. As a result of the weighting of the short-term cash and long-term equity components of total compensation, the total target annual compensation for Ligand’s executive officers approximates the 50th to 75th percentile range of the peer group.

2021 Long-Term Incentive Awards

In January 2021, Ligand’s Human Capital Management and Compensation Committee approved long-term incentive awards to our named executive officers as described in the table below.

Name	Total Stock Option Target Value (40%)	Number of Stock Options Granted(1)	Total RSU Target Value (27%)	Number of RSUs Granted(2)	Total PSU Target Value (33%)	Number of PSUs Granted (at Target)(2)
Matthew W. Foehr	1,360,000	13,136	918,000	6,595	1,122,000	8,060
Charles S. Berkman	720,000	6,955	486,000	3,491	594,000	4,267
(1)	The actual number of options awarded was calculated using the Black-Scholes option pricing model (utilizing the same assumptions that Ligand utilizes in the preparation of its financial statements).
(2)	The actual number of RSUs and PSUs awarded is calculated by dividing (a) the target grant value of the RSU award, by (b) the average closing price per share of Ligand’s common stock on the Nasdaq Global Market (or such other established stock exchange or national quotation system on which the stock is quoted) for the 30-calendar day period through and including February 3, 2021.

Consistent with prior years, the PSUs granted by the Human Capital Management and Compensation Committee in 2021 (the 2021 PSUs) were divided into two equally weighted components: one subject to three-year relative TSR performance conditions and one subject to two-year OmniAb program initiation performance conditions. The Human Capital Management and Compensation Committee selected the foregoing performance measures in order to drive the key behaviors that the Human Capital Management and Compensation Committee wants to reinforce and align pay with stockholder returns.

Threshold, target and maximum performance levels for both components of the 2021 PSUs were established (which, for relative TSR performance, equate to 50%, 100% and 200% payout levels, respectively, with performance between these levels determined by linear interpolation, for OmniAb program initiation performance, equate to 50%,100%, and 150% payout levels, respectively, with performance between levels determined by rounding down to the nearest achievement level, and, in each case, no payout for performance below threshold). The Human Capital Management and Compensation Committee selected the foregoing performance measures because they represent the key financial and operational performance metrics for which the executives are responsible as well as align with stockholders’ interests, thereby creating the clearest link between executive actions, corporate results and Ligand’s continued long-term success.

Relative TSR Component. The performance-based vesting requirement for the 2021 PSUs tied to relative TSR is based on the percentile level of Ligand’s TSR for the three-year performance period from January 1, 2021 through December 31, 2023, relative to the members of the NASDAQ Biotechnology Index. The NASDAQ Biotechnology Index was selected for comparison because it enables the Human Capital Management and Compensation Committee to assess Ligand’s performance against an objective peer group.

TSR PERCENTILE VS. NASDAQ BIOTECHNOLOGY INDEX	% OF TARGET PAID
95th percentile	200%
55th percentile	100%
30th percentile	50%
< 30th percentile	0%

To receive the earned shares, an executive officer must generally remain employed with Ligand through the last day of the applicable performance period.

OmniAb Program Initiation Component. The second performance-based vesting component for the 2021 PSUs is tied to the initiation of a number of partnered OmniAb antibody programs during the two-year performance period from January 1, 2021 through December 31, 2022. The programs may be a combination of new platform rodent partnerships, cow or heavy chain-only technology programs and/or programs leveraging the OmniChicken technology and services. Each program must be potentially royalty-bearing. A “new” platform rodent partnership is defined as rodent programs initiated by partners that are added during the performance period.

Number of OmniAb Programs	% of Target Paid
35 or more	150%
25	100%
15	50%
< 15	0%

The time-based stock options and RSUs granted to our named executive officers in 2021 vest in accordance with the standard vesting schedules described above.

2019 Performance-Based Restricted Stock Units Earned

In May 2019, our named executive officers were granted PSUs (the 2019 PSUs) that were eligible to vest based on the following two equally-weighted objectives (and a possible performance multiplier of 150% for “maximum” performance relative to both objectives):

●	The vesting of the first component of the 2019 PSUs was tied to Ligand’s incremental revenue from acquisitions, new licensing deals and Captisol sales above projections for the two year performance period commencing January 1, 2019 and ending December 31, 2020.
●	The vesting of the second component of the 2019 PSUs was tied to new licenses for internally funded programs during the performance period commencing January 1, 2019 and ending December 31, 2021.

In January 2021, the Human Capital Management and Compensation Committee certified Ligand’s achievement relative to the incremental revenue objective for purposes of the 2019 PSUs following the end of the applicable two-year performance period. The threshold, target and maximum performance levels for the incremental revenue component of these awards are as follows:

Objective	Weighting	Threshold (0%)	Target (100%)	Maximum (150%)	Actual Performance	Percentage Earned
Incremental Revenue(1)	50%	$10 million	$15 million	$20 million	$109 million	150%
(1)	The actual number of units that vested and issued in January 2021 with respect to the portion of the 2019 PSUs tied to incremental revenue was 5,604 for Mr. Foehr and 2,401 for Mr. Berkman.

The “target” number of 2019 PSUs that remain eligible to vest based on new licenses for internally funded programs objective are reported in the “Outstanding Equity Awards at Fiscal Year-End” table below.

Acceleration of Equity Awards upon a Change in Control

Equity awards granted under Ligand’s 2002 Stock Incentive Plan (the 2002 Plan) to our named executive officers may be subject to accelerated vesting in the event of a “change in control.”

Ligand equity award agreements under the 2002 Plan entered into by our named executive officers provide that such equity awards will automatically vest in the event of a “change in control” where the option is not assumed or replaced by a successor.

Under the 2002 Plan, a “change in control” is generally defined as:

●	a merger, consolidation or reorganization of the company in which 50% or more of Ligand’s voting securities change ownership;
●	the sale, transfer or other disposition of all or substantially all of Ligand’s assets in complete liquidation or dissolution of the company; or
●	a change in control of the company effected through a successful tender offer for more than 50% of Ligand’s outstanding common stock or through a change in the majority of the Ligand Board as a result of one or more contested elections for board membership.

The PSUs granted to our named executive officers in 2021 contain additional vesting provisions that will apply in the event of a change in control. In the event of a change in control prior to December 31, 2022, the number of PSUs in which the officer will be eligible to vest under each PSU will be set at the “target” number of units, which “target” PSUs will continue to be eligible to vest based solely on the officer’s continued employment or service, with 50% of such “target” PSUs vesting on December 31, 2022 and 50% of such “target” PSUs vesting on December 31, 2023. In the event of a change in control after December 31, 2022 but prior to December 31, 2023, the remaining number of PSUs in which the officer will be eligible to vest under each PSU will be set at 50% of the “target” number of PSUs, which “target” PSUs will continue to be eligible to vest based solely on the officer’s continued employment or service through December 31, 2023.

In addition, the PSUs granted to our named executive officers in 2020 contain additional vesting provisions that will apply in the event of a change in control. In the event of a change in control prior to December 31, 2021, the number of PSUs in which the officer will be eligible to vest under each PSU will be set at the “target” number of units, which “target” PSUs will continue to be eligible to vest based solely on the officer’s continued employment or service, with 50% of such “target” PSUs vesting on December 31, 2021 and 50% of such “target” PSUs vesting on December 31, 2022. In the event of a change in control after December 31, 2021 but prior to December 31, 2022, the remaining number of PSUs in which the officer will be eligible to vest under each PSU will be set at 50% of the “target” number of PSUs, which “target” PSUs will continue to be eligible to vest based solely on the officer’s continued employment or service through December 31, 2022.

Going Forward

Treatment of Outstanding Equity Awards at the Time of the Distribution

Each outstanding Ligand stock option, RSU award and PSU award held by current Ligand and OmniAb service providers as of the time of the Distribution and granted prior to March 2, 2022 (the “Equity Cutoff Date”) generally will be split at the time of the Distribution into two equity awards which will include a Ligand equity award and an OmniAb Equity Award. Following the Distribution, the combined intrinsic value of the resulting Ligand and OmniAb Equity Awards should approximately equal the intrinsic value as of immediately prior to the Distribution of the underlying Ligand equity award. The adjusted Ligand equity awards and OmniAb Equity Awards generally will be subject to the same terms and conditions, including the same vesting and share payment timing provisions, as applied to the applicable Ligand equity awards immediately prior to the Distribution; provided, that the performance metrics for the outstanding Ligand PSU awards may be amended to reflect the Distribution as mutually agreed between Ligand and OmniAb; and provided further, that the Ligand PSU awards granted in 2021 and tied to relative TSR will be amended to vest solely based on continued service through the end of the three-year performance period.

Each outstanding Ligand stock option, RSU award and PSU award that is granted after the Equity Cutoff Date to an individual who is a current or former Ligand service provider as of the time of the Distribution generally will be adjusted solely into a Ligand equity award at the time of the Distribution. Following the Distribution, the intrinsic value of the resulting Ligand equity award should approximately equal the intrinsic value as of immediately prior to the Distribution of the underlying Ligand equity award. The adjusted Ligand equity awards generally will be subject to the same terms and conditions, including the same vesting and share payment timing provisions, as applied to the applicable Ligand equity awards immediately prior to the Distribution; provided, that the performance metrics for the outstanding PSU awards may be amended to reflect the Distribution as mutually agreed between Ligand and OmniAb, including an amendment to provide that such PSUs will vest solely based on continued service.

Each outstanding Ligand stock option, RSU award and PSU award that is granted after the Equity Cutoff Date to an individual who is a current OmniAb service provider as of the time of the Distribution generally will be adjusted solely into an OmniAb Equity Award at the time of the Distribution. Following the Distribution, the intrinsic value of the resulting OmniAb Equity Award should approximately equal the intrinsic value as of immediately prior to the Distribution of the underlying Ligand equity award. The adjusted OmniAb Equity Awards generally will be subject to the same terms and conditions, including the same vesting and share payment timing provisions, as applied to the applicable Ligand equity awards immediately prior to the Distribution; provided, that the performance metrics for the outstanding PSU awards may be amended to reflect the Distribution as mutually agreed between Ligand and OmniAb, including an amendment to provide that such PSUs will vest solely based on continued service.

At the Effective Time, all (i) OmniAb options, (ii) OmniAb RSU awards and (iii) OmniAb PSU awards, in each case, that are outstanding as of immediately prior to the Effective Time will be converted into (a) options to purchase shares of New OmniAb Common Stock, (b) the right to receive restricted stock units relating to shares of New OmniAb Common Stock and (c) rights to receive performance-vesting restricted stock units relating to shares of New OmniAb Common Stock, respectively, in each case, with substantially the same terms and conditions as were applicable to the OmniAb Equity Award immediately prior to the Closing (other than terms that have been rendered inoperative by the Distribution and Business Combination), including with respect to vesting and termination-related provisions, as adjusted by the Base Exchange Ratio. In addition, at the Effective Time, each holder of an OmniAb Equity Award will be issued a number of Earnout Shares equal to the product of the number of shares of OmniAb common stock subject to the OmniAb Equity Award multiplied by the Earnout Exchange Ratio, which Earnout Shares will be subject to the restrictions set forth in the Merger Agreement.

Following the foregoing adjustments, in the case of Ligand awards that are converted into both adjusted Ligand awards and OmniAb awards (or, following the Closing, New OmniAb awards), continued employment with or service to Ligand or its affiliates will be treated as employment or other continued service with OmniAb and its affiliates (including New OmniAb) with respect to OmniAb awards (or, following the Closing, New OmniAb awards) held by Ligand service providers, and continued employment with or other service to OmniAb and its affiliates (including New OmniAb) will be treated as employment or other continued service with Ligand and its affiliates with respect to Ligand awards held by OmniAb service providers.

Notwithstanding the foregoing, with respect to any unvested OmniAb award (or, following the Closing, New OmniAb award) or unvested Ligand award granted or adjusted, as applicable, in connection with the Distribution and Business Combination, if the original Ligand award was subject to accelerated vesting provisions in connection with a termination of service with Ligand and/or a “change in control” (as defined in the applicable award agreements or equity plan) of Ligand, then the OmniAb award (or, following the Closing, New OmniAb award) or Ligand award, as applicable, will be subject to the same acceleration provisions in connection with the holder’s termination of service with his or her post-spin employer, as applicable, and/or change in control of such entity. In addition, any unvested OmniAb award (or, following the Closing, New OmniAb award) granted to a Ligand service provider in connection with the Distribution and Business Combination will vest in full upon a change in control of New OmniAb, and any unvested Ligand award held by an OmniAb service provider that is adjusted in connection with the Distribution and Business Combination will vest in full upon a change in control of Ligand. Additionally, if, following the Distribution and Business Combination, the New OmniAb Board or the Ligand Board, as applicable, determines to accelerate in full the vesting of all of such entity’s equity awards that are held by its current and former service providers, then such board of directors shall also accelerate in full the vesting of all of its equity awards that are held by current and former service providers of the other entities, as applicable.

Following the completion of the Distribution, our long-term incentive award program will initially be similar to Ligand’s program. Our human capital management and compensation committee will review the program with the goal of ensuring it is effective in attracting, retaining and motivating skilled executives and aligning the interests of management and stockholders.

Distribution Equity Awards

Prior to the Distribution, we expect to grant equity awards to our named executive officers and employees, which will represent such executives’ and employees’ annual equity awards for 2022. We expect that such awards will be comprised of stock options and RSUs and contain terms substantially similar to those of the Ligand equity awards described above. We expect the equity awards granted to our named executive officers to have the following aggregate grant date fair values: $[●] for Mr. Foehr and $[●] for Mr. Berkman. In connection with his commencement of employment, in April 2022, Mr. Gustafson was granted 40,000 Ligand options and 8,000 Ligand RSUs. Mr. Gustafson’s Ligand RSUs were granted under the 2002 Plan, and the options subject to the Gustafson Inducement Award were granted as a standalone “employment inducement” award within the meaning of Nasdaq Stock Market Rule 5635(c)(4).

Equity Compensation Plans

Equity awards granted to our named executive officers have been granted under Ligand’s 2002 Stock Incentive Plan (the 2002 Plan).

Prior to the Distribution, OmniAb will adopt the OmniAb, Inc. 2022 Incentive Award Plan (Ligand Service Provider Awards) and the OmniAb, Inc. 2022 Incentive Award Plan (OmniAb Service Provider Awards) (together with the Gustafson Inducement Award, the OmniAb Plans), which will govern the OmniAb Equity Awards issued upon adjustment of outstanding Ligand awards in connection with the Distribution as described above under “—Treatment of Outstanding Equity Awards at the Time of the Distribution.” The terms and conditions of the OmniAb Plans will each be substantively the same as the terms and conditions set forth in Ligand’s 2002 Plan. In connection with the Business Combination, APAC will assume the OmniAb Plans and all OmniAb awards outstanding under the OmniAb Plans. Following the Distribution, no future awards will be granted under the OmniAb Plans, but all awards under the OmniAb Plans that are outstanding as of the Closing will continue to be governed by the terms, conditions and procedures set forth in the OmniAb Plans and any applicable award agreements, as those terms may be equitably adjusted in connection with the Business Combination, as described above under “—Treatment of Outstanding Equity Awards at the Time of the Distribution.”

Prior to the Closing of the Business Combination, APAC intends to adopt the 2022 Incentive Award Plan (the 2022 Plan) and the 2022 Employee Stock Purchase Plan (the ESPP), each of which will be effective upon the Closing of the Business Combination. For additional information about the 2022 Plan and ESPP, please see the sections titled “Shareholder Proposal No. 6 — Incentive Plan Proposal” and “Shareholder Proposal No. 6 — The ESPP Proposal” below, respectively.

Severance and Change in Control Arrangements

Ligand Practice

Change in Control Severance Agreements

Ligand has entered into a change in control severance agreement with each of our named executive officers. In the event that the named executive officer’s employment is terminated by Ligand without cause or he resigns for good reason within 24 months following a change in control of Ligand, he will be eligible to receive a severance benefit equal to:

●	one times the annual rate of base salary in effect at the time of involuntary termination; plus
●	one times the greater of: (a) the maximum target bonus for the fiscal year in which the termination occurs; or (b) the maximum target bonus for the fiscal year in which the change in control occurs, if different; plus
●	twelve multiplied by the monthly premium he would be required to pay for continued health coverage for himself and his eligible dependents.

The foregoing severance amount will be payable in a lump sum following the officer’s termination of employment, subject to the officer’s execution of a general release of claims acceptable to Ligand.

The change in control severance agreement also provides that all of the named executive officer’s outstanding stock awards will vest in the event of such a termination. In addition, the post-termination exercise period of the named executive officer’s stock options will be extended from three months to the date that is nine months following the date of termination (but in no event beyond the original expiration date of such options).

For purposes of the change in control severance agreement, an involuntary termination is either a termination of the named executive officer’s employment by us without cause or his resignation for good reason. “Cause” is generally defined as an officer’s conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, an officer’s willful and material breach of any obligation or duty under the employment agreement, any confidentiality and proprietary rights agreement or any written employment or other written policies that have previously been furnished to the officer, which breach is not cured within 30 days after written notice thereof is received by the officer, if such breach is capable of cure, the officer’s gross negligence or willful misconduct, including without limitation, fraud, dishonesty or embezzlement, in the performance of his duties, or the officer’s continuing failure or refusal to perform his assigned duties or to comply with reasonable directives of the board of directors that are consistent with the officer’s job duties (which directives are not in conflict with applicable law), which failure is not cured within 30 days after written notice thereof is received by the officer.

For purposes of the change in control severance agreement, “good reason” is generally defined as a material diminution in the officer’s authority, duties or responsibilities, a material diminution in the officer’s base compensation, a material change in the geographic location at which the officer must perform his duties, or any other action or inaction that constitutes a material breach by us or any successor or affiliate of its obligations to the officer under the employment agreement. An officer must provide written notice to us of the occurrence of any of the foregoing events or conditions without his written consent within 90 days of the occurrence of such event. Ligand will have a period of 30 days to cure such event or condition after receipt of written notice of such event from the officer. Any voluntary termination of an officer’s employment for “good reason” must occur no later than the date that is six months following the initial occurrence of one of the foregoing events or conditions.

For purposes of the change in control severance agreement, a “change in control” has generally the same definition as given to such term under the 2002 Plan.

Amended and Restated Severance Plan

Ligand maintains the Ligand Pharmaceuticals Incorporated Amended and Restated Severance Plan to provide severance payments to its employees and the employees of its subsidiaries upon an involuntary termination of employment without cause. Our named executive officers are each eligible to participate in the severance plan, provided that he is not subject to disciplinary action or a formal performance improvement plan at the time of termination. However, if, as a result of his involuntary termination by Ligand without “cause,” the named executive officer would be eligible to receive severance under any individual change in control severance agreement, employment agreement or other arrangement providing severance benefits, as approved by the Ligand Board or a committee thereof, the named executive officer will not be eligible for benefits under the severance plan.

Under the terms of the severance plan, the named executive officer will be eligible to receive (1) a lump sum payment in cash for his fully earned but unpaid base salary and accrued but unused vacation through the date of termination, (2) an amount equal to his base salary for the severance period, which period will be equal to (a) two months plus (b) one week for each year of service as of the date of termination and (c) continued health coverage at the same cost as was in effect for the named executive officer at the date of termination throughout such severance period, provided that such named executive officer elects continued coverage under COBRA. The foregoing cash severance benefit will be payable in a lump sum following the officer’s termination of employment, subject to the officer’s execution of a general release of claims acceptable to us.

For purposes of the severance plan, “cause” is generally defined as an officer’s conviction of (or entry of a plea of no contest to) any felony or any other criminal act, an officer’s commission of any act of fraud or embezzlement, an officer’s unauthorized use or disclosure of Ligand’s confidential or proprietary information or trade secrets, an officer’s commission of any material violation of Ligand’s policies, or an officer’s commission of any other intentional misconduct which adversely affects Ligand’s business or affairs in a material manner.

Gustafson Offer Letter

In connection with his commencement of employment as the Executive Vice President, Finance and Chief Financial Officer of OmniAb, Ligand and OmniAb entered into an employment offer letter with Kurt Gustafson, dated February 9, 2022. Pursuant to the offer letter, Mr. Gustafson is eligible to receive an initial base salary of $440,000, a one-time sign-on bonus of $50,000, a target bonus opportunity equal to 40% of his base salary, an equity award comprised of Ligand stock options vesting over four years and Ligand RSU awards vesting over three years, and eligibility to participate in company-sponsored benefits. Mr. Gustafson’s employment is at-will. Mr. Gustafson’s Ligand RSU awards were granted under the 2002 Plan, and the options subject to the Gustafson Inducement Award were granted as a standalone “employment inducement” award within the meaning of Nasdaq Stock Market Rule 5635(c)(4). Under the terms of the Employee Matters Agreement, Mr. Gustafson’s Ligand stock options and Ligand RSU awards will convert solely into OmniAb stock options and OmniAb RSU awards in connection with the Distribution.

Pursuant to the offer letter, if Mr. Gustafson’s employment is terminated without cause prior to the Distribution (and such termination occurs prior to a change in control), Mr. Gustafson will be eligible to receive the following payments and benefits in lieu of any severance benefits to which he may be entitled under any severance plan or policy maintained by Ligand or OmniAb: (i) his monthly base salary for 12 months following the date of termination; (ii) an amount equal to his maximum target bonus for the fiscal year in which the termination occurs; (iii) an amount equal to 12 multiplied by the monthly premium he would be required to pay for continued health coverage for himself and his eligible dependents; and (iv) accelerated vesting of all of his outstanding stock awards and extension of the post-termination exercise period for such awards to the nine-month period following the date of termination. The foregoing severance amounts are subject to Mr. Gustafson’s execution of a general release of claims acceptable to Ligand and continued compliance with the proprietary information and inventions agreement, and will be payable with respect to items (i)-(iii) in a lump sum following his termination of employment.

Upon a termination of Mr. Gustafson’s employment without cause or for good reason within 24 months following a change in control, Mr. Gustafson will be eligible to receive severance benefits in accordance with a change in control severance agreement to be entered into with Mr. Gustafson, which will contain terms generally similar to those described above under “—Change in Control Severance Agreements.” Mr. Gustafson will also be eligible to participate in our severance plan, which will contain terms generally similar to those described above under “—Amended and Restated Severance Plan.”

Going Forward

Our change in control and severance arrangements will generally be similar to those of Ligand immediately prior to completion of the Distribution. Our human capital management and compensation committee will review these programs and benefits and may make changes to align them with our business needs and strategic priorities.

Other Elements of Compensation and Perquisites

Ligand Practice

Our named executive officers are eligible for the following benefits and perquisites offered by Ligand to its employees.

Health and Welfare Benefits

Each named executive officer and his spouse and children are eligible for such health, dental and vision insurance coverage as Ligand may from time to time make available to its other executives of the same level of employment. Ligand pays a portion of the premiums for this insurance for all employees.

Our named executive officers are also eligible for such disability and/or life insurance as Ligand may from time to time make available to its other employees of the same level of employment. Ligand pays the premiums for this life insurance coverage for the named executive officers.

Defined Contribution Plan

Ligand and its designated affiliates offer the Section 401(k) Savings/Retirement Plan (the 401(k) Plan), a tax-qualified retirement plan, to their eligible employees. The 401(k) Plan permits eligible employees to defer from 1% to 90% of their annual eligible compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees’ elective deferrals are immediately vested and non-forfeitable in the 401(k) Plan. Ligand also makes matching contributions to the 401(k) Plan. In 2021, the match was equal to 50% with respect to the first $12,000 contributed by an employee up to an annual maximum of $6,000 per employee per year.

Employee Stock Purchase Plan

Ligand’s 2002 Employee Stock Purchase Plan, as amended, which is intended to qualify under Section 423 of the Internal Revenue Code, permits participants to purchase Ligand stock on favorable terms. Plan participants are granted a purchase right to acquire shares of common stock at a price that is 85% of the stock price on either the first day of the six month offering period or the stock price on the last day of the six month offering period, whichever is lower. The purchase dates occur on the last business days of December and June of each year. To pay for the shares, each participant may authorize periodic payroll deductions from 1% to 10% of his or her cash compensation, subject to certain limitations imposed by the Internal Revenue Code. All payroll deductions collected from the participant in an offering period are automatically applied to the purchase of common stock on that offering period’s purchase date provided the participant remains an eligible employee and has not withdrawn from the employee stock purchase plan prior to that date.

Limited Perquisites and Other Benefits

Ligand makes available certain other perquisites or fringe benefits to executive officers and other employees, such as tuition reimbursement, professional society dues and food and recreational fees incidental to official company functions, including board meetings. The aggregate of these other benefits was less than $10,000 for each of our named executive officers in the last fiscal year.

No Tax Gross-Ups

Ligand has not made gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by Ligand.

Going Forward

Our benefits and retirement programs will generally be similar to those of Ligand immediately prior to completion of the Distribution. Our human capital management and compensation committee will review these programs and benefits and may make changes to align them with our business needs and strategic priorities.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on all stock and option awards held by our named executive officers as of December 31, 2021. All outstanding equity awards are in shares of Ligand Common Stock.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Unit or Other Rights That Have Not Vested (#)		Equity incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Matthew W. Foehr	63,210	—	—	74.42	2/11/2024	—		—	—		—
	40,358	—	—	56.26	2/10/2025	—		—	—		—
	25,938	—	—	85.79	2/11/2026	—		—	—		—
	24,348	—	—	100.38	2/24/2027	—		—	—		—
	19,007	1,267	—	159.01	3/2/2028	—		—	—		—
	24,212	9,969	—	117.97	2/11/2029	—		—	—		—
	15,222	17,988	—	95.68	2/13/2030	—		—	—		—
	2,737	10,399	—	177.50	2/3/2031	—		—	—		—
	—	—	—	—	—	14,015	(4)	2,164,757	—		—
	—	—	—	—	—	—		—	7,396	(5)	1,142,386
	—	—	—	—	—	—		—	8,060	(6)	1,244,948

Charles S. Berkman	1,948	—	—	56.26	2/10/2025	—		—	—		—
	4,153	—	—	85.79	2/11/2026	—		—	—		—
	6,830	—	—	100.38	2/24/2027	—		—	—		—
	8,711	581	—	159.01	3/2/2028	—		—	—		—
	10,377	4,272	—	117.97	2/11/2029	—		—	—		—
	7,893	9,327	—	95.68	2/13/2030	—		—	—		—
	1,450	5,505	—	177.50	2/3/2031	—		—	—		—
	—	—	—	—	—	7,114	(7)	1,098,828	—		—
	—	—	—	—	—	—		—	3,835	(5)	592,354
	—	—	—	—	—	—		—	4,267	(6)	659,081
(1)	Each option grant to the named executive officers has a ten year term from the date of grant. Except as described below, each option vests 12.5% after six months from grant and the remainder in 42 equal monthly installments. For a description of the change in control provisions applicable to the stock option awards, see “Acceleration of Equity Awards upon a Change in Control” above.
(2)	The RSU awards granted to the named executive officers vest over a three year period in equal installments on February 15 of the first three calendar years following the year in which the date of grant occurs. For a description of the change in control provisions applicable to the stock awards, see “Acceleration of Equity Awards upon a Change in Control” above.
(3)	Computed by multiplying the closing market price of Ligand’s common stock on December 31, 2021, the last trading day of 2021, of $154.46, by the number of shares of common stock subject to such award.
(4)	The table above reflects the remaining unvested RSUs from the following grants of RSUs to Mr. Foehr, which vest in equal installments over a three year period: 2,490 unvested RSUs granted on February 11, 2019, 4,930 unvested RSUs granted on February 13, 2020, and 6,595 unvested RSUs granted on February 3, 2021. For a description of the change in control provisions applicable to the stock awards, see “Acceleration of Equity Awards upon a Change in Control” above.
(5)	Represents the “target” number of PSUs granted to the named executive officers in 2020. The PSUs granted in 2020 will vest based on objectives related to the compound annual growth rate of Ligand’s adjusted EPS growth for the two year performance period commencing January 1, 2020 and ending December 31, 2021 and Ligand’s relative TSR for the three year performance period commencing January 1, 2020 and ending December 31, 2022, with each such objective equally weighted (and a possible performance multiplier of 200% for “maximum” performance relative to earnings per share growth objective). Threshold performance levels, below which no vesting will be awarded, were also established for each performance objective. For a description of the change in control provisions applicable to the foregoing equity awards, see “Acceleration of Equity Awards upon a Change in Control” above. The “target” number of PSUs granted to the named executive officers reflected in the column above is 7,396 for Mr. Foehr and 3,835 for Mr. Berkman.
(6)	Represents the “target” number of PSUs granted to the named executive officers in 2021. The PSUs granted in 2021 will vest based on objectives related to the initiation of a number of partnered OmniAb antibody programs for the two year performance period commencing January 1, 2021 and ending December 31, 2022 and Ligand’s relative TSR for the three year performance period commencing January 1, 2021 and ending December 31, 2023, with each such objective equally weighted. Threshold performance levels, below which no vesting will be awarded, were also established for each performance objective. For a description of the change in control provisions applicable to the foregoing equity awards, see “Acceleration of Equity Awards upon a Change in Control” above. The “target” number of PSUs granted to the named executive officers reflected in the column above is 8,060 for Mr. Foehr and 4,267 for Mr. Berkman.
(7)	The table above reflects the remaining unvested RSUs from the following grants of RSUs to Mr. Berkman, which vest in equal installments over a three year period: 1,067 unvested RSUs granted February 11, 2019, 2,556 unvested RSUs granted on February 13, 2020, and 3,491 unvested RSUs granted on February 3, 2021. For a description of the change in control provisions applicable to the stock awards, see “Acceleration of Equity Awards upon a Change in Control” above.

Director Compensation

Ligand Practice

Cash Compensation

Under Ligand’s non-employee director compensation policy in effect during 2021, each director is eligible to receive an annual retainer of $50,000. No meeting fees are paid. In addition, the chair of the Ligand Board will receive an additional annual retainer of $30,000. Non-employee directors also receive additional annual retainers for service on committees of the Ligand Board, as provided in the table below. Directors may elect to receive their retainers in cash or vested shares of Ligand’s common stock, which shares are issued under the 2002 Plan, although none of Ligand’s directors elected to do so during 2021.

Non-employee members of the Ligand Board are also reimbursed for expenses incurred in connection with such service.

Service	Annual Retainer (Chair)	Annual Retainer (Member)
Audit Committee	$20,000	$10,000
Human Capital Management and Compensation Committee	15,000	7,500
Nominating and Corporate Governance Committee	10,000	5,000

Equity Compensation

Pursuant to Ligand’s non-employee director compensation policy, each new non-employee director receives an initial grant of stock options and RSUs under Ligand’s 2002 Plan, as set forth in the table below. These initial awards are granted effective on the date on which a recipient first becomes a non-employee director of Ligand. In addition, effective on the date of each annual meeting of stockholders, each non-employee director receives an annual grant of stock options and RSUs under the 2002 Plan, as set forth in the table below.

	Target Value of RSU Award(1)	Target Value of Option Award(2)	Total Target Value of Award
Initial Grant	$145,000	$280,000	$425,000
Annual Grant	85,000	175,000	260,000
(1)	The actual number of RSUs to be awarded is calculated by dividing (a) the target grant value of the RSU award, by (b) the average closing price per share of Ligand’s common stock on the Nasdaq Global Market (or such other established stock exchange or national quotation system on which the stock is quoted) for the 60-calendar day period prior to the date of grant.
(2)	The actual number of options to be awarded is calculated using the Black-Scholes option pricing model (utilizing the same assumptions that Ligand utilizes in the preparation of its financial statements).

The exercise price of options granted to Ligand directors is equal to the fair market value of Ligand’s common stock on the Nasdaq Global Market on the effective date of grant. The initial awards vest in three equal annual installments on each of the first three anniversaries following the date of grant. The annual awards vest in full on the earlier of (1) the date of the annual meeting of stockholders following the grant date, and (2) on the first anniversary of the date of grant. In addition, all awards will vest in full in the event of a change in control or a hostile take-over, each as defined under the 2002 Plan. A non-employee director is able to exercise his or her stock options that were vested at the time of his or her cessation of board service until the first to occur of (1) the third anniversary of the date of his or her cessation of board service, or (2) the original expiration date of the term of such stock options.

Non-Employee Director Ownership Guidelines

Ligand’s non-employee director compensation policy contains ownership guidelines so that members of the Ligand Board are required to own shares with a value of at least three times the then-current annual retainer after they have completed three years of board service.

Going Forward

We have not, to date, paid any of our directors who are also our employees or employees of Ligand compensation for their service on the Ligand Board in addition to the compensation payable for their service as our employees. In 2021, all of our directors were employed by Ligand, and we therefore did not pay any cash or equity compensation to our directors for their service on the Ligand Board.

In connection with the Business Combination, we intend to adopt the initial terms of our non-employee director compensation policy. The material terms of the non-employee director compensation policy, as it is currently contemplated, are summarized below.

Cash Compensation

Under our non-employee director compensation policy, each director will be eligible to receive an annual retainer of $50,000. No meeting fees will be paid. In addition, the chair of the OmniAb Board will receive an additional annual retainer of $30,000. Non-employee directors also receive additional annual retainers for service on committees of the OmniAb Board, as provided in the table below. Directors may elect to receive their retainers in cash or vested shares of our common stock, which shares will be issued under the 2022 Plan.

Non-employee members of the OmniAb Board will also be reimbursed for expenses incurred in connection with such service.

Service	Annual Retainer (Chair)	Annual Retainer (Member)
Audit Committee	$20,000	$10,000
Human Capital Management and Compensation Committee	15,000	7,500
Nominating and Corporate Governance Committee	10,000	5,000

Equity Compensation

Pursuant to our non-employee director compensation policy, each new non-employee director who commences service at the Closing of the Business Combination will receive an initial grant of stock options and RSUs under the 2022 Plan. These initial awards will be granted effective on the date on which a recipient first becomes a non-employee director (or such later date as is permissible under applicable securities laws). Our non-employee directors who previously served on the Ligand Board will not, however, receive an initial award at the time of the Closing of the Business Combination. In addition, on the date of each annual meeting of our stockholders following the Closing of the Business Combination, each non-employee director will receive an annual grant of stock options and RSUs under the 2022 Plan. The equity compensation to be provided to our non-employee directors is provided in the table below.

	Target Value of RSU Award(1)	Target Value of Option Award(2)	Total Target Value of Award
Initial Grant	$145,000	$280,000	$425,000
Annual Grant	85,000	175,000	260,000
(1)	The actual number of RSUs to be awarded is calculated by dividing (a) the target grant value of the RSU award, by (b) the average closing price per share of our common stock on the Nasdaq Global Market (or such other established stock exchange or national quotation system on which the stock is quoted) for the 60-calendar day period prior to the date of grant (or, for any awards to be granted at the time of the Closing, the closing price per share of our common stock on the date of the Closing).
(2)	The actual number of options to be awarded is calculated using the Black-Scholes option pricing model (utilizing the same assumptions that we utilize in the preparation of our financial statements).

The exercise price of options granted to non-employee directors will be equal to the fair market value of our common stock on the Nasdaq Global Market (or such other established stock exchange or national quotation system on which the stock is quoted) on the effective date of grant. The initial awards vest in three equal annual installments on each of the first three anniversaries following the date of grant. The annual awards vest in full on the earlier of (1) the date of the annual meeting of stockholders following the grant date, and (2) on the first anniversary of the date of grant. In addition, all awards will vest in full in the event of a change in control, as defined under the 2022 Plan. A non-employee director is able to exercise his or her stock options that were vested at the time of his or her cessation of board service until the first to occur of (1) the third anniversary of the date of his or her cessation of board service, or (2) the original expiration date of the term of such stock options.

Distribution Equity Awards

At the time of the Closing of the Business Combination (or such later date as may be required under applicable securities laws), we expect to grant equity awards to Dr. Bertozzi with an aggregate grant date fair value of $425,000 (comprised of a stock option having a value of $280,000 and a RSU award having a value of $145,000), in accordance with the terms of the non-employee director compensation policy.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

●	any breach of the director’s duty of loyalty to us or our stockholders;
●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	unlawful payment of dividends or unlawful stock repurchases or redemptions; or
●	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus/information statement is a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

MANAGEMENT OF NEW OMNIAB AFTER THE BUSINESS COMBINATION

The following sets forth certain information, as of April [ ● ], 2022, concerning the persons who are expected to serve as directors and executive officers of New OmniAb following the consummation of the Business Combination and assuming the election of the nominees at the extraordinary general meeting as set forth in “Shareholder Proposal No. 8 — The Director Election Proposal.”

Executive Officers

The following table sets forth information with respect to the individuals who are expected to serve as the executive officers of New OmniAb after the Business Combination, including their positions, and is followed by a biography of each such individual.

Name	Age	Position
Matthew W. Foehr	49	President, Chief Executive Officer and Director
Charles S. Berkman	53	Chief Legal Officer and Secretary
Kurt A. Gustafson	54	Executive Vice President, Finance and Chief Financial Officer

Matthew W. Foehr has served as a member of OmniAb’s board of directors since December 2015 and previously served as OmniAb’s Vice President until March 2022, when he became OmniAb’s President and Chief Executive Officer. Mr. Foehr will serve as President and Chief Executive Officer of New OmniAb and is a nominee to serve as a member of the New OmniAb Board following the completion of the Merger. Mr. Foehr has served as Ligand’s President and Chief Operating Officer since January 2015. Prior to that time, Mr. Foehr served as Ligand’s Executive Vice President and Chief Operating Officer since 2011, and has more than 20 years of experience managing global research and development programs. Prior to joining Ligand in 2011, he was Vice President and Head of Consumer Dermatology R&D, as well as Acting Chief Scientific Officer of Dermatology, in the Stiefel division of GlaxoSmithKline (NYSE: GSK). Following GSK’s acquisition of Stiefel in 2009, Mr. Foehr led the R&D integration of Stiefel into GSK. At Stiefel Laboratories, Inc., Mr. Foehr served as Senior Vice President of Global R&D Operations, Senior Vice President of Product Development & Support, and Vice President of Global Supply Chain Technical Services. Prior to Stiefel, Mr. Foehr held various executive roles at Connetics Corporation including Senior Vice President of Technical Operations and Vice President of Manufacturing. Mr. Foehr serves on the board of directors of Viking Therapeutics, Inc. (Nasdaq: VKTX), a publicly-traded biotechnology company and served as a director of Ritter Pharmaceuticals, Inc. from February 2015 until its merger with Qualigen Therapeutics, Inc. (Nasdaq: QLGN) in May 2020. Mr. Foehr is the author of multiple scientific publications and is named on numerous U.S. patents. He received his B.S. degree in biology from Santa Clara University. Mr. Foehr’s experience as an executive officer of Ligand and intimate knowledge of the OmniAb Business contributed to OmniAb’s decision to designate Mr. Foehr to serve as a director of New OmniAb.

Charles S. Berkman has served as a member of OmniAb’s board of directors and as OmniAb’s Secretary since December 2015 and as OmniAb’s Chief Legal Officer since March 2022. Mr. Berkman will serve as Chief Legal Officer and Secretary at New OmniAb following the completion of the Merger. Mr. Berkman has served as Ligand’s Senior Vice President, General Counsel and Secretary since January 2018 and prior to that as its Vice President, General Counsel and Secretary since April 2007. Mr. Berkman joined Ligand in November 2001 and served as Associate General Counsel and Chief Patent Counsel (and Secretary since March 2007). Prior to joining Ligand, Mr. Berkman was an attorney at the international law firm of Baker & McKenzie from November 2000 to November 2001. Before that he served as an attorney at the law firm of Lyon & Lyon from 1993 to November 2000, where he specialized in intellectual property law. Mr. Berkman earned a B.S. in chemistry from the University of Texas and a J.D. from the University of Texas School of Law.

Kurt A. Gustafson has served as OmniAb’s Executive Vice President, Finance and Chief Financial Officer since March 2022. Mr. Gustafson will continue to serve as Executive Vice President, Finance and Chief Financial Officer of OmniAb following the completion of the Distribution and as New OmniAb’s Executive Vice President, Finance and Chief Financial Officer following the completion of the Merger. Prior to joining OmniAb, Mr. Gustafson served as Executive Vice President and Chief Financial Officer of Spectrum Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, a position he has held since June 2013. Prior to joining Spectrum, Mr. Gustafson served as Vice President and Chief Financial Officer at Halozyme Therapeutics, Inc., a publicly traded biopharmaceutical company, where he was responsible for finance, information technology, facilities, and human resources. Before joining Halozyme in 2009, Mr. Gustafson worked at Amgen Inc. for over 18 years, most recently as Vice President, Finance, with responsibility for financial planning and cost accounting for worldwide manufacturing covering seven manufacturing sites. During his tenure at Amgen, Mr. Gustafson also served as Treasurer, Vice President, Finance and Chief Financial Officer of Amgen International based in Switzerland. Mr. Gustafson is currently a member of the board of directors of Xencor, Inc., a clinical stage biopharmaceutical company and is also a member of the board of directors of ChromaDex Corporation, a proprietary ingredient company. Mr. Gustafson received a B.A. in accounting at North Park University and an M.B.A. from the University of California, Los Angeles.

Board of Directors

The following table sets forth information with respect to the individuals who are expected, to serve on the New OmniAb Board following the consummation of the Business Combination and assuming the election of the nominees at the extraordinary general meeting as set forth in “Shareholder Proposal No. 8 — The Director Election Proposal,” and is followed by a biography of each such individual.

Name	Age	Position
Matthew W. Foehr	49	Class I Director Nominee, President and Chief Executive Officer
John L. Higgins(1)(3)	51	Class III Director Nominee, Chairman of the New OmniAb Board
Carolyn R. Bertozzi, Ph.D(3)	55	Class III Director Nominee
Sarah Boyce(1)(2)	50	Class II Director Nominee
Jennifer Cochran, Ph.D.(2)(3)	49	Class I Director Nominee
Sunil Patel(1)(2)	50	Class II Director Nominee
[ ● ]	[ ● ]	Class III Director Nominee
(1)	Member of the human capital management and compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee

The biography of Matthew W. Foehr is set forth under the section entitled “—Executive Officers.”

John L. Higgins served as OmniAb’s President from December 2015 until March 2022 and has served a member of OmniAb’s board of directors since December 2015. Mr. Higgins is a nominee to serve as a member of the New OmniAb Board following the Merger. Mr. Higgins has served as Ligand’s Chief Executive Officer since January 2007 and a member of the Ligand Board since March 2007. Prior to joining Ligand, Mr. Higgins served as Chief Financial Officer at Connetics Corporation (Connetics), a specialty pharmaceutical company, since 1997, and also served as Executive Vice President, Finance and Administration and Corporate Development at Connetics until its acquisition by Stiefel Laboratories, Inc. in December 2006. Before joining Connetics, he was a member of the executive management team at BioCryst Pharmaceuticals Inc. (Nasdaq: BCRX). Prior to BioCryst, Mr. Higgins was a member of the healthcare banking team of Dillon, Read & Co. Inc., an investment banking firm. Mr. Higgins serves on the board, audit committee and nominations and governance committee of Bio-Techne Corporation (Nasdaq: TECH), a publicly-traded life sciences services company. Mr. Higgins has served as a director on numerous public and private companies. He also serves as the chairperson of the board of trustees of Academy of Whole Learning, a non-profit organization dedicated to providing educational and therapy services to children of underrepresented communities. He graduated Magna Cum Laude from Colgate University with an A.B. in economics. Mr. Higgins’ executive experience operating and managing public biotechnology companies, his intimate knowledge of the OmniAb Business, his prior service on other company boards and his financial transaction experience as an investment banker in the biopharmaceutical industry contributed to OmniAb’s decision to designate Mr. Higgins to serve as a director of New OmniAb.

Carolyn R. Bertozzi, Ph.D. is a director nominee to serve as a member of the New OmniAb Board following the Merger. Since June 2015, Dr. Bertozzi has served at Stanford University, where she is currently the Anne T. and Robert M. Bass Professor of Chemistry, a professor of Chemical and Systems Biology and Radiology and the Baker Family Co-Director of Stanford ChEM-H. Since 2000, Dr. Bertozzi has also served as an Investigator at the Howard Hughes Medical Institute. From 1996 to 2015, she was a professor of Chemistry and Molecular and Cell Biology at the University of California, Berkeley. Previously, Dr. Bertozzi served as a member of the board of directors of Eli Lilly and Company (NYSE: LLY) from February 2017 to August 2021. She holds an undergraduate degree in Chemistry from Harvard University and a Ph.D. in Chemistry from the University of California, Berkeley and was awarded the 2022 Wolf Prize in Chemistry. Dr. Bertozzi’s deep expertise in chemistry and biology and her corporate governance experience in the pharmaceutical industry contributed to OmniAb’s decision to designate Ms. Bertozzi to serve as a director of New OmniAb.

Sarah Boyce is a director nominee to serve as a member of the New OmniAb Board following the Merger. Ms. Boyce has served on the Ligand Board since October 2019, and is currently expected to resign from the Ligand board prior to the Distribution. Since

October 2019, Ms. Boyce has served as President and Chief Executive Officer of Avidity Biosciences, Inc., a publicly-traded biotechnology company. Prior to joining Avidity, she served as a Director and President of Akcea Therapeutics (Nasdaq: AKCA), a publicly-traded biopharmaceutical company focused on serious and rare diseases, from April 2018 through September 2019. Ms. Boyce served as Chief Business Officer at Ionis Pharmaceuticals, Inc. (Nasdaq: IONS) from January 2015 to April 2018, where she was responsible for business development, alliance management, patient advocacy and investor relations. Prior to joining Ionis, she served as Vice President, Head of International Business Strategy and Operations at Forest Laboratories, Inc. Ms. Boyce held various positions with Alexion Pharmaceuticals Inc., Novartis Group AG (NYSE: NVS), Bayer AG and F. Hoffmann-La Roche AG. Ms. Boyce also currently serves on the board of directors of Berkeley Lights Inc. (Nasdaq: BLI), a publicly-held biopharmaceutical company. Ms. Boyce received a B.S. degree in microbiology from the University of Manchester, England. Ms. Boyce’s executive experience in the biopharmaceutical industry and knowledge of the OmniAb Business contributed to OmniAb’s decision to designate Ms. Boyce to serve a director of New OmniAb.

Jennifer Cochran, Ph.D. is a director nominee to serve as a member of the New OmniAb Board following the Merger. Dr. Cochran has served on the Ligand Board since July 2021, and is currently expected to resign from the Ligand board prior to the distribution. She has served in numerous roles at Stanford University since 2005, where she is currently a Professor of Bioengineering and (by courtesy) of Chemical Engineering (appointed to the faculty as an Assistant Professor in January 2005, promoted to Professor in 2018), and the Shriram Chair of Bioengineering, a position she has held since September 2017. Dr. Cochran also serves as the Chief Scientific Advisor to Red Tree Venture Capital, a life-sciences-focused investment fund, since she co-founded it in August 2020. Dr. Cochran was also the Chief Scientist of Lagunita Biosciences, a healthcare investment company and incubator, from October 2015 to April 2020. Prior to Stanford, she held several research positions at the Massachusetts Institute of Technology, most recently as a Postdoctoral Fellow. Dr. Cochran currently serves on the boards of directors of privately-held biotechnology companies Virsti Therapeutics, Inc., Revel Pharmaceuticals, and Trapeze Therapeutics, Inc. She has also served on the boards of directors of privately-held biotechnology companies Nodus Therapeutics, Inc. and Combangio, Inc., as well as xCella Biosciences until its acquisition by Ligand in 2020. Dr. Cochran received a B.S. degree in biochemistry from the University of Delaware and a Ph.D. in biological chemistry from the Massachusetts Institute of Technology. Dr. Cochran’s extensive bioengineering background and knowledge of the biopharmaceutical industry contributed to OmniAb’s decision to designate Dr. Cochran as a director of New OmniAb.

Sunil Patel is a director nominee to serve as a member of the New OmniAb Board following the Merger. Mr. Patel has served on the Ligand Board since October 2010, and is currently expected to resign from the Ligand board prior to the Distribution. He has more than 20 years of senior management and R&D experience in the biotechnology industry. Mr. Patel has worked as an independent consultant to biotechnology companies advising on strategy and corporate development initiatives since March 2018. From 2009 to March 2018, Mr. Patel served in executive roles of increasing responsibility at OncoMed Pharmaceuticals, Inc. (Nasdaq: OMED), a publicly-traded biotechnology company, most recently as Executive Vice President and Chief Financial Officer. Mr. Patel has held senior management positions in corporate development, marketing, and strategy with BiPar Sciences, Inc., Allos Therapeutics, Inc., Connetics, Abgenix, Inc. and Gilead Sciences Inc. (Nasdaq: GILD). Mr. Patel also worked at McKinsey & Company serving biotechnology and pharmaceutical clients and has held scientific research positions at ZymoGenetics, Inc. and ProCyte Corporation. Mr. Patel received his undergraduate degree in Chemistry at the University of California, Berkeley, and master’s degree in Molecular Bioengineering/Biotechnology at the University of Washington. Mr. Patel’s executive and corporate development experience in the biopharmaceutical industry contributed to OmniAb’s decision to designate Mr. Patel to serve as a director of New OmniAb.

[ ● ]

The New OmniAb Board Composition and Election of Directors

Director Independence

Following the Merger, the New OmniAb Board will consist of seven (7) members. The APAC Board has determined that all of New OmniAb’s anticipated directors, other than Mr. Foehr and Mr. Higgins, are independent directors in accordance with the listing requirements of Nasdaq. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of New OmniAb’s employees and that neither the director nor any of his, her or their family members has engaged in various types of business dealings with New OmniAb. In addition, as required by Nasdaq rules, the APAC Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the APAC Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In making these determinations, the APAC Board reviewed and discussed information provided by the directors and OmniAb with regard to each director’s business and personal activities and relationships as they may relate to the OmniAb Business, New OmniAb and Domestic APAC’s management. There are no family relationships among any of New OmniAb’s expected directors or executive officers.

Classified Board of Directors

Assuming the Organizational Documents Proposal is approved, the New OmniAb Board will be divided into three classes with staggered, three-year terms, in accordance with the terms of the Proposed Certificate of Incorporation. At each annual meeting of stockholders, the directors whose terms then expire will be eligible for reelection until the third annual meeting following reelection. Effective upon the Merger, assuming the Director Election Proposal is approved, the directors will be divided among the three classes as follows:

●	the Class I directors will be Dr. Cochran and Mr. Foehr, and their terms will expire at our first annual meeting of stockholders following the Merger;
●	the Class II directors will be Ms. Boyce and Mr. Patel, and their terms will expire at our second annual meeting of stockholders following the Merger; and
●	the Class III directors will be [ ● ], Dr. Bertozzi and Mr. Higgins, and their terms will expire at our third annual meeting of stockholders following the Merger.

The Proposed Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the New OmniAb Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the New OmniAb Board into three classes with staggered three-year terms may delay or prevent a change of the New OmniAb Board or a change in control of New OmniAb. New OmniAb’s directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of New OmniAb’s outstanding voting stock then entitled to vote in an election of directors.

Board Leadership Structure

The New OmniAb Board will be chaired by Mr. Higgins. The APAC Board recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as New OmniAb continues to grow. New OmniAb separates the roles of chief executive officer and chair of the board of directors in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for New OmniAb and the day-to-day leadership and performance of New OmniAb, while the chair of the New OmniAb Board provides guidance to the chief executive officer and presides over meetings of the full New OmniAb Board. The New OmniAb Board believes that this separation of responsibilities provides a balanced approach to managing the New OmniAb Board and overseeing New OmniAb. The APAC Board has concluded that the expected leadership structure is appropriate. However, the New OmniAb Board will continue to periodically review New OmniAb’s leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

The New OmniAb Board will have responsibility for the oversight of New OmniAb’s risk management processes and, either as a whole or through its committees, will regularly discuss with management New OmniAb’s major risk exposures, their potential impact on New OmniAb’s business and the steps New OmniAb takes to manage them. The risk oversight process will include receiving regular reports from board committees and members of senior management to enable the New OmniAb Board to understand New OmniAb’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee will review information regarding liquidity and operations, and oversees New OmniAb’s management of financial risks. Periodically, the audit committee will review New OmniAb’s policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee will include direct communication with New OmniAb’s external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee will be responsible for assessing whether any of New OmniAb’s compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee will manage risks associated with the independence of the New OmniAb Board, corporate disclosure practices and potential conflicts of interest. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire New OmniAb Board will be regularly informed through committee reports about such risks. Matters of significant strategic risk will be considered by the New OmniAb Board as a whole.

Board Committees and Independence

The New OmniAb Board will consist of an audit committee, a human capital management and compensation committee and a nominating and corporate governance. The expected composition of each committee following the Merger is set forth below.

Audit Committee

The audit committee’s main function will be to oversee New OmniAb’s accounting and financial reporting processes and the audits of New OmniAb’s financial statements. This committee’s responsibilities will include, among other things:

●	appointing New OmniAb’s independent registered public accounting firm;
●	evaluating the qualifications, independence and performance of New OmniAb’s independent registered public accounting firm;
●	approving the audit and non-audit services to be performed by New OmniAb’s independent registered public accounting firm;
●	reviewing the design, implementation, adequacy and effectiveness of New OmniAb’s internal accounting controls and critical accounting policies;
●	discussing with management and the independent registered public accounting firm the results of New OmniAb’s annual audit and the review of New OmniAb’s quarterly unaudited financial statements;
●	reviewing, overseeing and monitoring the integrity of New OmniAb’s financial statements and compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
●	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to the New OmniAb Board any changes to such investment policy;
●	reviewing with management and New OmniAb’s auditors any earnings announcements and other public announcements regarding our results of operations;
●	preparing the report that the SEC requires in New OmniAb’s annual proxy statement;
●	reviewing and approving any related party transactions and reviewing and monitoring compliance with New OmniAb’s code of conduct and ethics; and
●	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of New OmniAb’s audit committee will be Dr. Patel, Ms. Boyce and Dr. Cochran. Dr. Patel will serve as the chair of the committee. All members of New OmniAb’s audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. The APAC Board has determined that Dr. Patel is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq listing standards. The APAC Board has determined each of Dr. Patel, Ms. Boyce and Dr. Cochran is independent under the applicable rules of the SEC and Nasdaq. Upon the listing of our common stock on Nasdaq, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Human Capital Management and Compensation Committee

New OmniAb’s human capital management and compensation committee will approve policies relating to compensation and benefits of New OmniAb’s officers and employees. The human capital management and compensation committee will approve corporate goals and objectives relevant to the compensation of New OmniAb’s Chief Executive Officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives and approve the compensation of these officers based on such evaluations. The human capital management and compensation committee will also approve the issuance of stock options and other awards under New OmniAb’s equity plans. The human capital management and compensation committee will review and evaluate, at least annually, the performance of the human capital management and compensation committee and its members, including compliance by the committee with its charter.

The members of New OmniAb’s human capital management and compensation committee will be Ms. Boyce, Dr. Patel and Mr. Higgins. Ms. Boyce will serve as the chair of the committee. The APAC Board has determined that each of Ms. Boyce and Dr. Patel is independent under the applicable Nasdaq listing standards and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The human capital management and compensation committee will operate under a written charter, which the human capital management and compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for assisting the New OmniAb Board in discharging the board of directors’ responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at New OmniAb’s annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on the New OmniAb Board and any committees thereof. In addition, the nominating and corporate governance committee will be responsible for overseeing New OmniAb’s corporate governance policies, reporting and making recommendations to the New OmniAb Board concerning governance matters and oversight of the evaluation of the New OmniAb Board.

The members of New OmniAb’s nominating and corporate governance committee will be Dr. Cochran, Mr. Higgins and Dr. Bertozzi. Dr. Cochran will serve as the chair of the committee. The APAC Board has determined that each of Dr. Cochran and Dr. Bertozzi is independent under the applicable Nasdaq listing standards. The nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

No member of the human capital management and compensation committee serves or served during the fiscal year ended December 31, 2021, as a member of the New OmniAb Board or compensation committee of a company that has one or more executive officers serving as a member of the board of directors or compensation committee.

Board Diversity

Following the Merger, New OmniAb’s nominating and corporate governance committee will be responsible for reviewing with the New OmniAb Board, on an annual basis, the appropriate characteristics, skills and experience required for the New OmniAb Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) for election or appointment, the nominating and corporate governance committee and the New OmniAb Board will take into account many factors, including the following:

●	personal and professional integrity, ethics and values;
●	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;
●	experience as a board member or executive officer of another publicly-held company;
●	strong finance experience;

●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;
●	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;
●	experience relevant to our business industry and with relevant social policy concerns; and
●	relevant academic expertise or other proficiency in an area of our business operations.

Currently, OmniAb’s board of directors evaluates, and following the Merger, the New OmniAb Board will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Nasdaq Board Diversity Matrix

The following Board Diversity Matrix presents the anticipated New OmniAb Board diversity statistics in accordance with Nasdaq Rule 5606, as self-disclosed by the director nominees.

Board Diversity Matrix (As of [•], 2022)
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors
Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background

Code of Business Conduct and Ethics

New OmniAb plans to adopt a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will be effective upon the Merger. Following the Merger, New OmniAb’s code of business conduct and ethics will be available under the Corporate Governance section of New OmniAb’s website at www.omniab.com. In addition, New OmniAb intends to post on its website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to New OmniAb’s website address does not constitute incorporation by reference of the information contained at or available through it’s website, and you should not consider it to be a part of this proxy statement/prospectus/information statement.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes set forth information with respect to (i) the beneficial ownership of APAC Class A Ordinary Shares and APAC Class B Ordinary Shares, as of [●], 2022, the APAC Record Date for the extraordinary general meeting and (ii) the expected beneficial ownership of New OmniAb Common Stock immediately following the consummation of the Business Combination, assuming that no shares are redeemed, and alternatively that all of the public shares are redeemed, for:

●each person known by us to be, or who is expected to be upon consummation of the Business Combination, the beneficial owner of more than 5% of any class of our outstanding ordinary shares;
●each member of the APAC Board and each of APAC’s executive officers who beneficially owns our ordinary shares;
●each person who will become a member of the New OmniAb Board or an executive officer of New OmniAb upon the consummation of the Business Combination who is expected to beneficially own shares of New OmniAb Common Stock; and
●all of the members of the APAC Board and APAC’s executive officers as a group, and all members of the New OmniAb Board and the executive officers of New OmniAb following consummation of the Business Combination as a group.

As of [●], 2022, APAC had 28,750,000 ordinary shares issued and outstanding, consisting of (i) 23,000,000 shares of APAC Class A Ordinary Shares owned by [●] holders of record and (ii) 5,750,000 shares of APAC Class B Ordinary Shares owned by [●] holders of record. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

The number of shares and the percentages of beneficial ownership below on a pre-Business Combination basis are based on the number of APAC’s ordinary shares issued and outstanding as of [●], 2022. In computing the number of APAC’s ordinary shares beneficially owned by a person and the percentage ownership of such person, APAC deemed to be outstanding all ordinary shares subject to options held by the person that are currently exercisable or exercisable within 60 days of [●], 2022. APAC did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The expected beneficial ownership of shares of New OmniAb Common Stock post-Business Combination, assuming no APAC Class A Ordinary Shares are redeemed, has been determined based upon the following assumptions: (i) no public shareholder has exercised its redemption rights to receive cash from the trust account in exchange for its public shares, (ii) there will be an aggregate of 127,681,885 shares of New OmniAb Common Stock issued and outstanding at the closing of the Business Combination, (iii) 1,500,000 shares of New OmniAb Common Stock have been issued in connection with the Forward Purchase, (iv) no shares of New OmniAb Common Stock have been issued in connection with the Redemption Backstop, (v) 97,431,885 shares of New OmniAb Common Stock are issued to the former stockholders of OmniAb as consideration in the Merger, (vi) 5,750,000 APAC Class B Ordinary Shares shall have converted into 5,750,000 shares of New OmniAb Common Stock and (vii) none of the public warrants or APAC Private Placement Warrants have been exercised.

The expected beneficial ownership of shares of New OmniAb Common Stock post-Business Combination, assuming all of the APAC Class A Ordinary Shares are redeemed, has been determined based upon the following assumptions: (i) public shareholders have exercised their redemption rights with respect to all of the APAC Class A Ordinary Shares, (ii) there will be an aggregate of 114,681,885 shares of New OmniAb Common Stock issued and outstanding at the closing of the Business Combination, (iii) 1,500,000 shares of New OmniAb Common Stock have been issued in connection with the Forward Purchase, (iv) 10,000,000 shares of New OmniAb Common Stock have been issued in connection with the Redemption Backstop, (v) 97,431,885 shares of New OmniAb Common Stock are issued to the former stockholders of OmniAb as consideration in the Merger, (vi) 5,750,000 APAC Class B Ordinary Shares shall have converted into 5,750,000 shares of New OmniAb Common Stock and (vii) none of the public warrants or APAC Private Placement Warrants have been exercised.

If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under the title “After the Business Combination” in the following table will be different.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned ordinary shares or common stock, as applicable.

	Before the Business Combination					After the Business Combination
						Assuming No Redemptions		Assuming Maximum Redemptions
	Class A Ordinary Shares		Class B Ordinary Shares			Common Stock		Common Stock
Name and Address of Beneficial Owner(1)	Number of Shares	% of Class	Number of Shares	% of Class	% of Total Voting Power	Number of Shares	% of Outstanding Shares	Number of Shares	% of Outstanding Shares
Avista Capital Holdings, LP (2)(3)	—	—	5,645,000	100%	19.6%	7,145,000		17,145,000
Thompson Dean(2)(3)	—	—	5,645,000	—	19.6%	7,145,000		17,145,000
David Burgstahler(2)(3)	—	—	5,645,000	—	19.6%	7,145,000		17,145,000
Beryl Capital Management LLC(4)	1,716,936	7.5	—	—		1,716,936		—	—
Polar Asset Management Partners Inc.(5)	1,549,998	6.7	—	—		1,549,998		—	—
Citadel Advisors LLC(6)	1,417,784	6.2	—	—		1,417,784		—	—
HGC Investment Management Inc.(7)	1,386,830	6.0	—	—		1,386,830		—	—
Integrated Core Strategies(8)	1,269,543	5.5	—	—		1,269,543		—	—
William E. Kligaard(2)	—	—	35,000	*	*	35,000	*	35,000	*
Lâle White(2)	—	—	35,000	*	*	35,000	*	35,000	*
Wendel Barr(2)	—	—	35,000	*	*	35,000	*	35,000	*

All directors and executive officers of APAC as a group (10 individuals)(2)	—	—	5,750,000	100%	20
Directors and Executive Officers of New OmniAb After Consummation of the Business Combination
Matthew W. Foehr	—	—	—	—	—
Charles S. Berkman	—	—	—	—	—
Kurt Gustafson	—	—	—	—	—
John Higgins	—	—	—	—	—
Carolyn Bertozzi, Ph.D.	—	—	—	—	—
Sarah Boyce	—	—	—	—	—
Jennifer Cochran, Ph.D.	—	—	—	—	—
Sunil Patel	—	—	—	—	—
[●]	—	—	—	—	—
All Directors and Executive Officers of New OmniAb After Consummation of the Business Combination (7 individuals)	—	—	—	—	—
Other 5% Shareholders

*	Denotes less than 1%.
**	Percentage of total voting power represents voting power with respect to all APAC Class A Ordinary Shares and APAC Class B Ordinary Shares, as a single class.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Avista Public Acquisition Corp. II, 65 East 55th Street, 18th Floor New York, NY 10022.
(2)	Interests shown consist solely of founder shares, classified as APAC Class B Ordinary Shares. Such shares are convertible into APAC Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein.
(3)	The shares reported above are held in the name of the Sponsor. Mr. Dean and Mr. Burgstahler may be deemed to beneficially own shares held by our sponsor by virtue of their shared control over Avista Acquisition GP LLC II, which is the general partner of the Sponsor. Each of Messrs. Dean and Burgstahler disclaims beneficial ownership of our ordinary shares held by the Sponsor.
(4)	Based solely on Amendment No. 1 to the Schedule 13G filed jointly on February 14, 2022, by (i) Beryl Capital Management LLC (“Beryl”), (ii) Beryl Capital Management LP (“Beryl GP”), (iii) Beryl Capital Partners II LP (only 1,525,428 shares) (the “Partnership”) and (iv) David A. Witkin (collectively, the “Filers”). Each filer has shared voting and dipositive power of the shares held (except for the Partnership which only shares voting and dispositive control over 1,525,428 shares). Each Filer disclaims beneficial ownership of the shares except to the extent of that person’s pecuniary interest therein. The address of the shareholder, as reported in the Schedule 13G is 1611 S. Catalina Ave., Suite 309, Redondo Beach, CA 90277.
(5)	Based solely on the Schedule 13G filed on February 7, 2022 by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) and certain managed accounts (together with PMSMF, the “Polar Vehicles”) with respect to the Shares (as defined below) directly held by the Polar Vehicles. The business address of Polar Asset Management Partners Inc. is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(6)	Based solely on the Amendment No. 1 to the Schedule 13G jointly filed on February 14, 2022, by Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), Citadel Securities LLC (“Citadel Securities”), CALC IV LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin with respect to APAC Class A Ordinary Shares owned by Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands company (“CM”), and Citadel Securities. Citadel Advisors is the portfolio manager for CM. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. CALC4 is the non-member manager of Citadel Securities. CSGP is the general partner of CALC4. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP. The business address for all reporting persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.
(7)	Based solely on the Schedule 13G filed on February 14, 2022 by HGC Investment Management Inc., a company incorporated under the laws of Canada, which serves as the investment manager to The HGC Fund LP, an Ontario limited partnership (the “Fund”), with respect to the Shares held by HGX Investment Management Inc. on behalf of the Fund. The business address for HGC Investment Management Inc. is 1073 Yonge Street, 2nd Floor, Toronto, Ontario M4W 2L2, Canada.
(8)	Based solely on the Schedule 13G filed jointly on August 16, 2021 by (i) Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), beneficial owner of 250,000 of APAC Class A Ordinary Shares; (ii) Riverview Group LLC, a Delaware limited liability company (“Riverview Group”), beneficial owner of 650,000 of APAC Class A Ordinary Shares; and (iii) ICS Opportunities, Ltd., an exempted company incorporated under the laws of the Cayman Islands (“ICS Opportunities”), beneficial owner of 369,543 of APAC’s Class A ordinary shares, which together with the Class A ordinary shares beneficially owned by Integrated Core Strategies and Riverview Group represented 1,269,543 of APAC Class A Ordinary Shares outstanding. Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”), is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen (“Mr. Englander”), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group and ICS Opportunities. The address of the principal business office of each of Integrated Core Strategies, Riverview Group, ICS Opportunities, Millennium International Management, Millennium Management, Millennium Group Management, and Mr. Englander is 399 Park Avenue, New York, New York 10022

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

APAC

Founder Shares

On February 12, 2021, the Sponsor paid an aggregate of $25,000, or approximately $0.004 per share, to cover certain APAC expenses in consideration of 5,750,000 Class B Ordinary Shares, par value $0.0001. The number of APAC Class B Ordinary Shares issued was determined based on the expectation that such APAC Class B Ordinary Shares would represent 20% of the outstanding shares upon completion of the offering. Prior to the closing of APAC’s initial public offering, the Sponsor transferred 35,000 APAC Class B Ordinary Shares to each of William E. Klitgaard, Lâle White and Wendel Barr, each of whom serve on the APAC Board.

APAC Private Placement Warrants

On August 12, 2021, APAC completed the sale to the Sponsor of an aggregate of 8,233,333 APAC Private Placement Warrants for a purchase price of $1.50 per whole warrant for an aggregate of $12,350,000. Each Private Placement Warrant entitles the holder to purchase one APAC Class A Ordinary Share at $11.50 per share. The APAC Private Placement Warrants (including the APAC Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion by APAC of an initial business combination and entitles the holders thereof to certain registration rights.

Original Sponsor Insider Letter Agreements

On August 9, 2021, APAC entered into the Sponsor Insider Letter Agreements with each of the Insiders, pursuant to which, among other things, the Insiders agreed to vote any APAC securities held by them to approve a proposed business combination (including any proposals recommended by the APAC Board in connection with such business combination and not to redeem any APAC shares held by them in connection with such shareholder approval in order to induce APAC and the underwriters in APAC’s initial public offering to enter into an underwriting agreement and to proceed with APAC’s initial public offering.

Sponsor Insider Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, OmniAb, the Sponsor, APAC and the Insiders entered into the Sponsor Insider Agreement, pursuant to which, among other things, the Insiders agreed to vote any APAC securities held by them to approve the Business Combination and the other APAC shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their APAC securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Insider Agreement, the Sponsor also agreed to subject up to all 1,916,667 Sponsor Earnout Shares to forfeiture if an applicable Sponsor Triggering Event has not occurred with respect to such Sponsor Earnout Shares during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing.

The Sponsor Insider Agreement also provides, among other things, that the holders of the Sponsor Earnout Shares may not transfer their Sponsor Earnout Shares until the date in which vesting has occurred, other than in a distribution made by the Sponsor to its members in accordance with the Cayman Governance Documents of APAC and the A&R Registration Rights Agreement.

The Sponsor Insider Agreement will terminate on the earlier of (i) termination of the Merger Agreement or (ii) the vesting in full of all Sponsor Earnout Shares. The Sponsor Insider Agreement is attached to this proxy statement/prospectus/information statement as Annex C.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of APAC’s officers and directors may, but are not obligated, to loan APAC funds as may be required (“Working Capital Loans”). If the Business Combination is completed, APAC would repay the Working Capital Loans out of the proceeds of the trust account released to APAC. In the event that the Business Combination does not close, APAC may use a portion of the proceeds held outside of the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into up to an additional 1,333,333 warrants of New OmniAb at a price of $1.50 per warrant. These warrants would be identical to the APAC Private

Placement Warrants. On February 12, 2021, APAC and the Sponsor entered into promissory notes pursuant to which the Sponsor agreed to loan up to an aggregate of $300,000 to APAC for working capital purposes (the “First Promissory Note”). The Sponsor paid certain offering costs totaling $55,725, which was included in the outstanding balance of the promissory note as of March 22, 2021. On June 23, 2021, APAC borrowed $119,275 under a Working Capital Loan. On August 12, 2021, APAC repaid the outstanding balance under the promissory note of $175,000. On March 14, 2022, APAC entered into a promissory note with the Sponsor (the “Second Promissory Note”) pursuant to which APAC could borrow up to an aggregate of $750,000. The loan under the Second Promissory Note is non-interest bearing and payable upon the earlier of (i) completion of the APAC’s initial business combination or (ii) the date that the winding up of APAC is effective. The unpaid principal balance on the loan may be convertible into warrants at the option of the Sponsor at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. On March 15, 2022, APAC drew down $500,000 under the Second Promissory Note.

Administrative Services Agreement

APAC is party to an administrative services agreement pursuant to which APAC will pay the Sponsor a total of $10,000 per month, until the earlier of the completion of the Business Combination and the liquidation of the trust assets, for office space, utilities, administrative and support services. For the period from February 5, 2021 (inception) through December 31, 2021, APAC incurred and accrued $46,129 of administrative services under this arrangement.

Registration Rights

In connection with the closing of the Merger, New OmniAb, the Sponsor and the other parties thereto will enter into the A&R Registration Rights Agreement, which will amend and restate APAC’s Original Registration Rights Agreement in its entirety. The holders of New OmniAb Common Stock, the New OmniAb Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any shares of New OmniAb Common Stock issuable upon the exercise of the New OmniAb Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to shelf registration rights pursuant to the A&R Registration Rights Agreement requiring New OmniAb to use commercially reasonable efforts to, within thirty (30) days after the Closing, file a registration statement on Form S-1 to permit the public resale of all of the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the holders from time to time as permitted by Rule 415 under the Securities Act. In addition, the holders have certain customary “piggy back” registration rights with respect to registration statements filed subsequent to the completion of a business combination.

In connection with the entry into the A&R Registration Rights Agreement, the Original Registration Rights Agreement will be terminated as of the Effective Time, and replaced with the A&R Registration Rights Agreement. See the section titled “Shareholder Proposal No. 1 — The Business Combination Proposal — Related Agreements — Amended and Restated Registration and Stockholders Rights Agreement.”

Forward Purchase Agreement

On August 9, 2021, APAC entered into the Forward Purchase Agreement with Sponsor. Pursuant to the Forward Purchase Agreement, the Sponsor agreed to purchase 10,000,000 APAC Class A Ordinary Shares, plus an aggregate of 3,333,333 redeemable warrants to purchase one APAC Class A Ordinary Share at $11.50 per share, for an aggregate purchase price of $100,000,000, or $10.00 per APAC Class A Ordinary Shares, in a private placement to occur concurrently with the closing of APAC’s initial business combination. On March 23, 2022, the Forward Purchase Agreement was amended and restated in its entirety by the A&R FPA in connection with the pending Business Combination, and entered into by APAC, Sponsor and OmniAb. Pursuant to the A&R FPA, APAC has agreed that it will issue and sell to the Sponsor 1,500,000 shares of New OmniAb Common Stock and warrants to acquire 1,666,667 shares of New OmniAb Common Stock for an aggregate purchase price of $15,000,000, with such purchases to be consummated immediately following the Domestication and prior to the Merger. In addition to the Forward Purchase, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of New OmniAb Common Stock and up to an additional 1,666,667 New OmniAb Warrants, for an aggregate additional purchase price of up to $100,000,000, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds available to the combined company following the Business Combination from APAC’s trust account to be less than $100,000,000 as of immediately prior to the Closing. The A&R FPA also provides that in the event the Merger Agreement is terminated by Ligand under circumstances in which the Termination Fee would be payable thereunder, Ligand shall pay the Sponsor a termination fee of $12,500,000 in connection therewith.

Compensation

No compensation of any kind, including finder’s and consulting fees, will be paid to the Sponsor, the Insiders, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on APAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. APAC’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, APAC’s officers or directors, or any of their affiliates. Any such payments prior to the Business Combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, APAC does not expect to have any additional controls in place governing its reimbursement payments to its directors and officers for their out-of-pocket expenses incurred in connection with APAC’s activities on its behalf in connection with identifying and completing the Business Combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by APAC to the Sponsor, APAC’s officers and directors, or any of their respective affiliates, prior to completion of the Business Combination.

Policy for Approval of Related Party Transactions

The audit committee of the APAC Board has adopted an audit committee charter, providing for the review, approval and/or ratification of all “related party transactions” (which are those transactions required to be disclosed pursuant to Item 404(a) under the Exchange Act). At its meetings, the audit committee shall be provided with the details of each new, existing or proposed related party transaction, including the terms of the transaction, any contractual restrictions that APAC has already committed to, the business purpose of the transaction and the benefits of the transaction to APAC and to the relevant related party. Any member of the audit committee who has an interest in the related party transaction under review by the audit committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the audit committee, participate in some or all of the audit committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the audit committee may determine to permit or to prohibit the related party transaction.

OmniAb

Agreements with Ligand

Following the Business Combination, OmniAb and Ligand will operate separately, each as a public company. In connection with the Separation, OmniAb has entered into or will enter into various agreements to effect the Separation and provide a framework for OmniAb’s relationship with Ligand after the Separation, including the Separation Agreement, two Transition Services Agreements, an Employee Matters Agreement and a Tax Matters Agreement. These agreements will provide for the allocation between OmniAb and Ligand of Ligand’s assets, employees, liabilities and obligations (including its property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after OmniAb’s separation from Ligand and will govern certain relationships between OmniAb and Ligand after the Separation.

The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to the registration statement of which this proxy statement/prospectus/information statement forms a part.

Separation Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, Ligand, OmniAb and APAC entered into the Separation Agreement which sets forth the principal actions to be taken in connection with the Separation. The Separation Agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Ligand and OmniAb as part of the internal reorganization described therein and requires the Ligand Contribution to be made to OmniAb. The Separation Agreement also sets forth other agreements that govern certain aspects of OmniAb’s relationship with Ligand following the Separation, Distribution and Merger. Pursuant to the Separation Agreement, OmniAb will issue additional shares of OmniAb Common Stock to Ligand. Ligand will then distribute on a pro rata basis all of the outstanding shares of OmniAb Common Stock to the holders of Ligand Common Stock as of the Ligand Record Date set for the Distribution by delivering to the distribution agent a book-entry authorization representing the shares of OmniAb Common Stock being distributed for the account of Ligand’s stockholders. The distribution agent will hold such book-entry shares for the account of OmniAb’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. For a more detailed description of the Separation Agreement, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Separation Agreement.”

Transition Services Agreements

In connection with the Separation, OmniAb and Ligand will enter into two Transition Services Agreements pursuant to which Ligand and its affiliates and OmniAb and its affiliates will provide to each other various non-scientific and non-technical services set forth in the applicable Transition Services Agreement, which services are of the type that OmniAb and Ligand provided to, and received from, each other prior to the Separation. Ligand will provide services relating to information technology, facilities, accounting and finance, business development, investor relations, human resources, and other corporate and administrative functions, and OmniAb will provide services relating to corporate functions, legal administration, and other administrative functions. The fees for each of the transition services are set forth in the applicable Transition Services Agreement as a flat monthly fee, and the receiving party will reimburse the providing party for all reasonable out-of-pocket costs and expenses that the providing party incurs in connection with providing the transition services.

Each of the Transition Services Agreements will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by the receiving party with prior written notice, by either party in the event of an uncured material breach by the other party or its applicable affiliates, upon bankruptcy or insolvency of the other party, or by mutual agreement of the parties. The transition services are generally expected to last up to one year and the receiving party for a particular service may terminate such service prior to the scheduled expiration date with prior written notice.

OmniAb does not anticipate that its net costs associated with the Transition Services Agreements will be materially different than the historical costs that have been allocated by Ligand to OmniAb related to these same services.

Tax Matters Agreement

Prior to the Distribution, APAC, OmniAb, and Ligand will enter into the Tax Matters Agreement that will govern each party’s respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.

In general, APAC and OmniAb will be liable for all U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are (i) imposed with respect to tax returns that include both OmniAb and Ligand, to the extent such taxes are attributable to OmniAb or the OmniAb Business, or (ii) imposed with respect to tax returns that include OmniAb but not Ligand, in each case, for tax periods (or portions thereof) beginning after the Distribution.

Notwithstanding the foregoing, APAC and OmniAb may be liable for certain taxes resulting from the restructuring transactions undertaken to effectuate the Distribution.

The Distribution, together with certain related transactions, is intended to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Pursuant to the Tax Matters Agreement, taxes incurred by Ligand, APAC or OmniAb relating to or arising out of the failure of the intended tax treatment will generally be shared equally by Ligand, on the one hand, and APAC and OmniAb, on the other hand. If, however, such failure is attributable to certain acts or omissions by APAC or OmniAb, inaccuracies, misrepresentations or misstatements relating to APAC or OmniAb or certain events involving the stock of APAC or OmniAb or assets of OmniAb, APAC and OmniAb will generally bear all such taxes. Under certain circumstances, including if the failure is attributable to Ligand or an event involving Ligand’s stock or assets, Ligand will bear all such taxes.

The Tax Matters Agreement will require APAC and OmniAb to comply with the representations made in the materials submitted to legal counsel in connection with the Distribution Tax Opinion that Ligand expects to receive regarding the intended tax treatment of the Distribution and certain related transactions. The Tax Matters Agreement will also restrict OmniAb’s and APAC’s ability to take or fail to take any action if such action or failure to act could reasonably be expected to adversely affect the intended tax treatment. In particular, in the two years following the Distribution, APAC and OmniAb will be subject to certain restrictions, generally including being prevented from (i) entering into any transaction which could, when combined with other transactions (including the Merger), result in a 45% or greater change in ownership of APAC’s or OmniAb’s equity as part of a plan or series of related transactions that includes the Distribution, (ii) ceasing the active conduct of certain of OmniAb’s businesses, (iii) voluntarily dissolving or liquidating

APAC or OmniAb and (iv) causing, permitting, or agreeing to the sale, transfer, or disposal of assets of OmniAb that, in the aggregate, constitute more than 30% of the consolidated gross assets of OmniAb, in each case, unless OmniAb obtains a private letter ruling from the IRS, an unqualified opinion of a nationally recognized tax advisor that such action will not cause a failure of the intended tax treatment, or Ligand consents to the undertaking of such action.

Notwithstanding receipt of such ruling, opinion or consent, in the event that such action causes a failure of the intended tax treatment, APAC and OmniAb could be responsible for all taxes arising therefrom.

APAC’s and OmniAb’s obligations under the Tax Matters Agreement are not limited in amount or subject to any cap.

Employee Matters Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, APAC, Ligand, OmniAb and Merger Sub entered into the Employee Matters Agreement, which sets forth the terms and conditions of certain employee-related matters in connection with the transaction, including allocation of benefit plan assets and liabilities between Ligand and OmniAb, treatment of incentive equity awards in the Distribution and the Business Combination and related covenants and commitments of the parties.

The Employee Matters Agreement provides for the treatment of outstanding Ligand equity awards held by our employees upon completion of the Distribution and the treatment of outstanding OmniAb Equity Awards in connection with the Business Combination, each as described in further detail in the section entitled “Executive and Director Compensation of OmniAb — Narrative to Summary Compensation Table — Treatement of Outstanding Equity Awards at the Time of the Distribution,” and also provides for certain other incentive arrangements.

The Employee Matters Agreement provides that, following the Distribution and Business Combination, our employees generally will continue to participate in benefit plans sponsored or maintained by Ligand until the earlier to occur of (i) January 1, 2023 or (ii) such earlier date as may be agreed among the parties. Following the respective plan transition date, our employees will commence participation in our respective benefit plans, which are expected to be generally similar to the existing Ligand benefit plans. Additionally, the Employee Matters Agreement provides that APAC shall approve and adopt the 2022 Plan and the ESPP, effective as of the Closing of the Business Combination.

The Employee Matters Agreement also sets forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

The Employee Matters Agreement may be amended or modified only by a written agreement among the parties and will terminate automatically upon the termination of the Merger Agreement.

Policies and Procedures for Related Person Transactions

OmniAb’s board of directors will adopt a written related person transaction policy, to be effective upon the distribution, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which OmniAb was or are to be a participant, where the amount involved exceeds the lesser of $120,000 or one percent of the average of OmniAb’s total assets at year-end for the last two completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by OmniAb of a related person. In reviewing and approving any such transactions, OmniAb’s audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section will occur prior to the adoption of this policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF OMNIAB

Before the Distribution, all of the outstanding shares of OmniAb Common Stock will be owned beneficially and of record by Ligand. After the Distribution, Ligand will own none of OmniAb Common Stock.

The following tables set forth information with respect to the expected beneficial ownership of OmniAb Common Stock immediately after the Distribution and prior to the Merger by: (1) each person expected to beneficially own more than five percent of OmniAb Common Stock, (2) each expected director and named executive officer, and (3) all of OmniAb’s expected directors and executive officers as a group based upon the Distribution ratio. The share amounts are based on each person’s beneficial ownership of Ligand Common Stock as of [●], 2022, assuming a Distribution ratio of one share of OmniAb Common Stock for every one share of common stock of Ligand, which assumes that holders of the Ligand Convertible Notes do not convert their notes prior to the Ligand Record Date for the Distribution. Solely for the purposes of this table, it is assumed that [●] of OmniAb’s shares of common stock were issued and outstanding as of [●], 2022 based on Ligand Common Stock outstanding as of such date and the Distribution ratio. The actual number of shares of OmniAb Common Stock to be outstanding following the Distribution will be determined on the Ligand Record Date for the Distribution.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o OmniAb, Inc., 5980 Horton Street, Suite 405, Emeryville, CA 94608. OmniAb believes, based on information provided to it, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Common stock beneficially owned before the Distribution		Common stock beneficially owned after the Distribution
Name and address of Beneficial Owner	Number	%	Number	%
5% Beneficial Owner
Ligand Pharmaceuticals Incorporated(1)		100

Named Executive Officers and Directors
Matthew W. Foehr	—	—
Charles S. Berkman	—	—
Kurt Gustafson
Carolyn Bertozzi
Sarah Boyce	—	—
Jennifer Cochran, Ph.D.	—	—
John L. Higgins	—	—
Sunil Patel	—	—
All executive officers and directors as a group (8 persons)	—	—
(1)	Ligand’s address is 5980 Horton Street, Suite 405, Emeryville, CA 94608.

THE SEPARATION AND DISTRIBUTION

On March 23, 2022, in connection with the execution of the Merger Agreement, Ligand, OmniAb and APAC entered into the Separation Agreement which sets forth the principal actions to be taken in connection with the Separation. The Separation Agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Ligand and OmniAb as part of the internal reorganization described therein and requires the Ligand Contribution to be made to OmniAb. The Separation Agreement also sets forth other agreements that govern certain aspects of OmniAb’s relationship with Ligand following the Business Combination. Pursuant to the Separation Agreement, OmniAb will issue additional shares of OmniAb Common Stock to Ligand.

Assuming the conditions to the Distribution set forth in the Separation Agreement have been satisfied, Ligand will on the date of the Distribution distribute on a pro rata basis all of the outstanding shares of OmniAb Common Stock to the holders of Ligand Common Stock as of the Ligand Record Date set for the Distribution. The Distribution will be effected by Ligand delivering to the distribution agent a book-entry authorization representing the shares of OmniAb Common Stock being distributed in the Distribution for the account of Ligand’s stockholders. The distribution agent will hold such book-entry shares for the account of OmniAb’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The shares of OmniAb Common Stock will not be transferrable prior to the exchange of such shares for the shares of New OmniAb Common Stock pursuant to the Merger. As of the date of this proxy statement/prospectus/information statement, the Ligand Board has not set the Ligand Record Date. Ligand will publicly announce the Ligand Record Date when it has been determined, and prior to the completion of the Business Combination.

For a more detailed description of the Separation Agreement, see “Shareholder Proposal No. 1 — The Business Combination Proposal — Summary of the Separation Agreement.”

DESCRIPTION OF COMBINED COMPANY SECURITIES

Subject to approval of the Domestication Proposal, in connection with the Domestication, APAC will amend its Proposed Certificate of Incorporation and Proposed Bylaws. The following is a description of the material terms of, and is qualified in its entirety by, the Proposed Certificate of Incorporation and Proposed Bylaws. See “Shareholder Proposal No. 2 — The Domestication Proposal” for further details. Because this is only a summary, it may not contain all the information that is important to you.

Unless the context otherwise requires, references in this subsection to “OmniAb,” “we,” “us” and “our” generally refer to the combined company following the Business Combination.

OmniAb’s authorized capital stock consists of 1,000,000,000 shares of common stock, $0.0001 par value per share, and 100,000,000 shares of preferred stock, $0.0001 par value per share. Immediately following the Distribution, OmniAb expects that approximately [●] shares of OmniAb Common Stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common stock

Holders of OmniAb Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock OmniAb may issue may be entitled to elect. Subject to supermajority votes for some matters, other matters shall be decided by the affirmative vote of OmniAb stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of OmniAb’s liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of OmniAb’s debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the Distribution will be, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that OmniAb may designate and issue in the future.

Preferred stock

Under the terms of the Proposed Certificate of Incorporation, which will become effective immediately following the Domestication, OmniAb’s board of directors has the authority, without further action by OmniAb’s stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

OmniAb’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of OmniAb Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in OmniAb’s control and may adversely affect the market price of the common stock and the voting and other rights of the holders of OmniAb Common Stock. OmniAb has no current plans to issue any shares of preferred stock.

Registration rights

Pursuant to the A&R Registration Rights Agreement, certain stockholders, OmniAb will be required to use commercially reasonable efforts to, within thirty (30) days after the Closing, file a registration statement on Form S-1 to permit the public resale of all of the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the holders from time to time as permitted by Rule 415 under the Securities Act, and to provide certain equityholders of OmniAb as of immediately prior to the Closing of the Business Combination with customary registration rights. See “Summary of the Proxy Statement/Prospectus/Information Statement — Related Agreements — Amended & Restated Registration and Stockholder Rights Agreement.”

Transfer restrictions

Transfer Restrictions Applicable to the Sponsor and the Directors and Officers of the Combined Company

The A&R Registration Rights Agreement will provide for certain restrictions on transfer with respect to the securities of OmniAb, including Founder Shares, Private Placement Warrants, Backstop Warrants, Forward Purchase Warrants, and securities held by directors and officers of APAC and certain directors and officers of OmniAb and Ligand. Such restrictions will begin upon closing and end (i) with respect to the Founder Shares, at the earliest of (A) one year after the closing date and (B) the first date on which (x) the last reported sale price of a share of OmniAb common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date or (y) APAC completing a liquidation, merger, share exchange, reorganization or other similar transaction that results in the OmniAb stockholders having the right to exchange their shares of OmniAb common stock for cash, securities or other property; (ii) with respect to the Private Placement Warrants, Backstop Warrants and Forward Purchase Warrants that are held by the initial purchasers of such warrants (or permitted transferees under the A&R Registration Rights Agreement), and any of the shares of OmniAb common stock issued or issuable upon the exercise or conversion of such warrants and that are held by the initial purchasers of the applicable warrants being converted (or permitted transferees under the A&R Registration Rights Agreement), the period ending 30 days after the closing; and (iii) mean with respect to the shares of OmniAb common stock issued to the New Holders (as defined in the A&R Registration Rights Agreement) in connection with the consummation of the Merger and held by the New Holders (or their permitted transferees under the A&R Registration Rights Agreement), the period ending on the earliest of (A) three months after the closing and (B) the date on which OmniAb completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of OmniAb’s stockholders having the right to exchange their shares of OmniAb common stock for cash, securities or other property.

Earnout Shares

Pursuant to the Merger Agreement and the Proposed Bylaws, OmniAb Earnout Shares and Sponsor Earnout Shares may not be transferred until the applicable OmniAb Triggering Event or a Sponsor Triggering Event has occurred. OmniAb Earnout Shares and Sponsor Earnout Shares are issued and outstanding will be automatically forfeited for no consideration if an applicable OmniAb Triggering Event or Sponsor Triggering Event has not occurred with respect to such OmniAb Earnout Shares or Sponsor Triggering during the period from the date of the Closing to and including the fifth anniversary of the date of the Closing.

Anti-takeover effects of Delaware law and OmniAb’s certificate of incorporation and bylaws

Some provisions of Delaware law, OmniAb’s amended and restated certificate of incorporation and OmniAb’s amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of OmniAb by means of a tender offer; an acquisition of OmniAb by means of a proxy contest or otherwise; or the removal of OmniAb’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in OmniAb’s best interests, including transactions which provide for payment of a premium over the market price for OmniAb’s shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of OmniAb to first negotiate with OmniAb’s board of directors. OmniAb believes that the benefits of the increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure OmniAb outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability of OmniAb’s board of directors, without action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by the board of directors could impede the success of any attempt to change control of OmniAb. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of OmniAb.

Stockholder meetings

The Proposed Certificate of Incorporation provides that a special meeting of stockholders may be called only by OmniAb’s board of directors or chair of the board of directors, chief executive officer or president.

Requirements for advance notification of stockholder nominations and proposals

The Proposed Bylaws establish advance notice procedures with respect to Shareholder Proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of stockholder action by written consent

The Proposed Certificate of Incorporation will expressly eliminate the right of OmniAb’s stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of stockholders.

Staggered board of directors

The Proposed Certificate of Incorporation provides that OmniAb’s board of directors will be divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by OmniAb’s stockholders. For more information on the classified board of directors, see “Management of New OmniAb After the Business Combination — The New OmniAb Board Composition and Election of Directors.” This system of electing directors may tend to discourage a third party from attempting to obtain control of OmniAb, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of directors

The Proposed Certificate of Incorporation provides that no member of OmniAb’s board of directors may be removed from office except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of OmniAb’s outstanding voting stock then entitled to vote in the election of directors.

Stockholders not entitled to cumulative voting

The Proposed Certificate of Incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of OmniAb Common Stock who entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of OmniAb’s preferred stock may be entitled to elect.

Delaware anti-takeover statute

OmniAb will be subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of forum

The Proposed Certificate of Incorporation provides that, unless OmniAb consents in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware (or, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on OmniAb’s behalf; (ii) any action asserting a claim of breach of a fiduciary duty by any of OmniAb’s directors, officers or stockholders to OmniAb or OmniAb’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws (as each may be amended from time to time); or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law. The provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Proposed Certificate of Incorporation provides that, unless OmniAb consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. For the avoidance of doubt, this provision is intended to benefit and may be enforced by OmniAb, OmniAb’s officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, OmniAb notes that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. OmniAb’s amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in any security of OmniAb will be deemed to have notice of and to have consented to these choice of forum provisions.

Amendment of charter provisions

The provisions of Delaware law, the Proposed Certificate of Incorporation and the Proposed Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of OmniAb Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of OmniAb’s board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

The Proposed Certificate of Incorporation will provide that the affirmative vote of the holders of at least two-thirds of the total voting power of OmniAb’s outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the issuance of preferred stock, the number, term, classification, removal and filling of vacancies with respect to the board of directors, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, stockholder action by written consent, forum selection, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendment of bylaws

The Proposed Certificate of Incorporation and Proposed Bylaws will provide that OmniAb’s bylaws may only be amended by the board of directors or by the affirmative vote of holders of at least two-thirds of the total voting power of OmniAb’s outstanding shares entitled to vote thereon, voting as a single class. Additionally, the Proposed Certificate of Incorporation will provide that OmniAb’s bylaws may be adopted, amended, altered or repealed by OmniAb’s board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for OmniAb Common Stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.

The Nasdaq Global Market Listing

OmniAb has applied to have its common stock listed on the Nasdaq Global Market under the symbol “OABI.”

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Executive and Director Compensation of OmniAb — Limitations of Liability and Indemnification Matters.”

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

APAC is an exempted company incorporated under the Cayman Islands Companies Law. The Cayman Islands Companies Law, Cayman Islands common law and APAC’s memorandum and articles of association govern the rights of its shareholders. The Cayman Islands Companies Law differs in some material respects from laws generally applicable to United States corporations and their stockholders. As a result, when you become a stockholder of New OmniAb your rights will differ in some regards as compared to when you were a shareholder of APAC. The following chart “Domestication Impact on Stockholder Rights” summarizes important similarities and differences in stockholder rights prior to and following the Domestication, resulting from the differences in the Cayman Islands Company Law and the laws generally applicable to United States corporations and their stockholders.

In addition, APAC’s memorandum and articles of association will differ in certain material respects from the Proposed Articles of Incorporation and Proposed Bylaws presented for adoption in the Organizational Documents Proposal. Further, the Proposed Articles of Incorporation and Proposed Bylaws will differ in certain material respects from the governance documents determining the existing rights of Ligand’s stockholders prior to the Separation and the Merger. Therefore, stockholders of Ligand will experience certain changes in their previous rights as stockholders of Ligand as compared to their new rights as stockholders of New OmniAb, following the Reorganization and the Merger. The following chart “Comparison of Stockholder Rights Under Relevant Governance Documents” summarizes important similarities and differences in the corporate governance and stockholder rights associated with each of APAC, New OmniAb, and Ligand according to each entity’s applicable organizational documents.

This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of APAC, attached to this proxy statement/prospectus/information statement as Annex J, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus/information statement as Annex H, the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus/information statement as Annex I and the complete text of the existing bylaws and charter of Ligand. You should review each of these organizational documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to New OmniAb, APAC and Ligand, respectively.

Domestication Impact on Stockholders Rights

	Delaware	Cayman Islands

Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers under the Cayman Islands Companies Law require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval – there is no exception for smaller mergers.

Where a bidder in connection with a tender offer/contractual acquisition of equity (i.e. not a statutory merger under Cayman Islands Companies Law) has acquired 90% or more of the shares in a Cayman Islands company to which the offer relates, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court subject to approval at a specially convened meeting by a majority in number representing 75% in value of shareholders in attendance, either by person or by proxy, and voting at a shareholders’ meeting.

	Delaware	Cayman Islands

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of holders of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Cayman Islands Companies Law and APAC’s amended and restated memorandum and articles of association, routine corporate matters, requiring shareholder approval, may be approved by an ordinary resolution (being a resolution passed by the holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who votes at a general meeting or extraordinary general meeting and which includes a unanimous written resolution).

Dissenters’ Rights and Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per the Non-Binding Governance Proposals).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a Cayman Islands exempted company, including to exercise powers for the purposes conferred, exercise independent judgment, not make secret profits, avoid conflicts of interest and act in good faith in the best interests of the company as a whole.

In addition to fiduciary duties, directors of APAC owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands exempted company generally may indemnify its directors or officers except with regard to fraud, willful neglect or willful default.

Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Liability of directors may be unlimited, except with regard to their own fraud, willful neglect or willful default.

Comparison of Stockholder Rights Under Relevant Governance Documents

	APAC	New OmniAb	Ligand
Anti-Takeover Provisions and Other Stockholder Protections	APAC’s memorandum and articles of association do not provide restrictions on takeovers of APAC by a related shareholder.

The anti-takeover provisions and other stockholder protections included in the Proposed Bylaws include a prohibition on stockholder action by written consent. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of New OmniAb’s voting stock) for three (3) years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

The Ligand bylaws also include a prohibition on shareholder action by written consent, and Section 23 of the DGCL is also applicable.
Number & Qualification of Directors

APAC’s memorandum and articles of association provide that, the number of directors on the APAC Board will not be less than one (1) person and the number of directors may be increased or reduced by ordinary resolution.

Subject to any rights of holders of preferred stock with respect to the election of directors, between New OmniAb and certain of its stockholders and the Amended and Restated Registration Rights Agreement, the number of directors will be fixed from time to time solely by resolution adopted by the New OmniAb Board. The initial New OmniAb Board will be comprised of seven (7) members.

The Ligand Board is comprised of ten (10) members. The Ligand Board may expand its membership from time to time solely by resolution.
Authorized Stock/Share Capital

Under APAC’s memorandum and articles of association, APAC has an authorized share capital of $55,500 divided into (a) 500,000,000 APAC Class A Ordinary Shares, par value $0.0001 per share, and (b) 50,000,000 APAC Class B Ordinary Shares, par value $0.0001 per share, and (c) 5,000,000 preference shares, par value $0.0001 per share. Under APAC’s memorandum and articles of association an increase in share capital requires shareholder approval by ordinary resolution.

New OmniAb will be authorized to issue 1,100,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of Common Stock, par value $0.0001 per share, and (ii) 100,000,000 shares of Preferred Stock, par value $0.0001 per share. Upon consummation of the Business Combination, New OmniAb expects there will be approximately 127,681,885 shares of New OmniAb Common Stock (assuming no redemptions) outstanding. Following consummation of the Business Combination, New OmniAb is not expected to have any preferred stock outstanding.

Under Ligand’s charter, Ligand is currently authorized to issue 65,000,000 shares, consisting of (a) 60,000,000 shares of Common Stock, par value $0.001 per share, and (b) 5,000,000 shares of Preferred Stock, par value $0.001 per share.

Classification of the Board of Directors	APAC’s memorandum and articles of association does not provide for a classified board.

New OmniAb’s Proposed Article of Incorporation provides that the New OmniAb Board will be initially divided into three (3) classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms.

Ligand’s amended and restated certificate of incorporation does not provide for a classified board.
Election of Directors

Prior to a Business Combination, as defined in APAC’s articles of association, only Class B shareholders may appoint directors by ordinary resolution. Directors hold office until the second annual meeting following their election, or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation or removal.

The stockholders shall elect directors, each of whom will hold office until his or her successor is duly elected or qualified at the annual meeting for the year in which his or her term expires, or until his or her earlier death, resignation, disqualification or removal.

At Ligand’s annual meeting, stockholders elect directors to hold office until the next annual meeting, or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation or removal.

The election of directors is determined by a plurality of the votes cast at an annual meeting of stockholders by holders of Ligand’s common stock.

	APAC	New OmniAb	Ligand
Removal of Directors	Prior to the Business Combination, as defined in APAC’s articles of association, only Class B shareholders may remove directors by ordinary resolution.

Subject to any special rights of the holders preferred stock, the Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

Subject to the rights of the holders of any series of preferred stock, any or all of the directors may be removed from office at any time, with or without cause, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital

Voting

Holders of APAC ordinary shares are entitled to one vote for each share held on each matter submitted to a vote of shareholders; save that, holders of Class A ordinary shares shall have no right to vote on the appointment or removal of directors prior to a business combination and holders of Class B ordinary shares shall have ten votes for each such share held in respect of voting on any special resolution approving any continuation of APAC outside of the Cayman Islands (and, prior to a business combination the article providing for the same may only be amended by a special resolution passed by the holders of the Class B ordinary shares).

Except as otherwise required by law or New OmniAb’s Proposed Certificate of Incorporation, holders of the New OmniAb common stock will possess all voting power with respect to New OmniAb. The holders of shares of New OmniAb common stock shall be entitled to one vote for each such share on each matter properly submitted to New OmniAb’s stockholders on which the holders of shares of common stock are entitled to vote.

Except as otherwise required by applicable law, holders of New OmniAb’s common stock will not be entitled to vote on any amendment to New OmniAb’s Proposed Certificate of Incorporation that relates solely to the terms of one or more outstanding series of New OmniAb preferred stock if the holders of such affected series of New OmniAb preferred stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Proposed Certificate of Incorporation or applicable law.

Except as otherwise required by law or Ligand’s amended and restated certificate of incorporation and bylaws, holders of Ligand Common Stock shall have the right to vote on matters submitted to the stockholders, and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Cumulative Voting	Cayman Islands law does not specifically prohibit cumulative voting, but APAC’s memorandum and articles of association do not provide for cumulative voting.	Delaware law allows for cumulative voting only if provided for in the charter; however, the Proposed Bylaws and Proposed Articles of Incorporation do not authorize cumulative voting.

Delaware law allows for cumulative voting only if provided for in a corporation’s certificate of incorporation; however, Ligand’s current Amended and Restated Certificate of Incorporation does not authorize cumulative voting.

Vacancies on the Board of Directors

APAC’s memorandum and articles of association provide that any vacancy on the APAC Board, including a vacancy resulting from an enlargement of the board, may be filled by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director.

The Proposed Articles of Incorporation provide that any vacancy on the New OmniAb Board, including a vacancy resulting from an enlargement of the board, may be filled only by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock).

Ligand’s amended and restated certificate of incorporation provides that any vacancy on the Ligand Board, including a vacancy resulting from an enlargement of the board, may be filled by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director.

Shareholder / Stockholder Action by Written Consent

A resolution in writing (including a special resolution) signed by or on behalf of all of the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the resolution had been passed at a general meeting of APAC duly convened and held.

Under the Proposed Articles of Incorporation , any action required or permitted to be taken by the stockholders of New OmniAb must be effected at an annual or special meeting of the stockholders and may not be effected by written consent. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of preferred stock, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.

Under Ligand’s bylaws, no action shall be taken by the stockholders except at an annual or special meeting and no action shall be taken by the stockholders by written consent.

Amendment to Certificate of Incorporation / memorandum of association

APAC’s memorandum and articles of association provide that most provisions of its memorandum of association may be amended by special resolution of its members, and that certain amendments relating to its share capital may be made by ordinary resolution of its members.

Pursuant to Delaware law, an amendment to the charter generally requires the approval of the New OmniAb Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Under the Proposed Articles of Incorporation, in addition to any vote required by DGCL, certain key sections of the Proposed Articles of Incorporation may be amended only by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the total voting power of the then outstanding shares of stock of New OmniAb entitled to vote thereon, voting together as a single class.

Pursuant to Delaware law, an amendment to the charter generally requires the approval of the board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Amendment of the Bylaws	APAC’s memorandum and articles of association provide that its articles of association may be amended by special resolution of its members save for articles 29.4 and 47.2.

Under the Proposed Bylaws the New OmniAb Board is expressly empowered to adopt, amend or repeal the bylaws.

The stockholders also shall have power to adopt, amend or repeal the bylaws; provided, however, in addition to any vote of the holders of any class or series of stock of New OmniAb required by applicable law or by the Proposed Certificate of Incorporation (including any certificate of designation in respect of one or more series of Preferred Stock), the adoption, amendment or repeal of the bylaws by the stockholders shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock entitled to vote generally in an election of directors, voting together as a single class.

The Ligand bylaws may generally be altered or amended adopted by the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock of Ligand entitled to vote generally in the election of Directors; provided that certain sections of the bylaws shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to alter or amend.

The Ligand Board shall also have the power to amend the bylaws.

Quorum

Board of Directors. A majority of the APAC Board, unless otherwise fixed.

Shareholders. The holders of one-third of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.

Board of Directors. At all meetings of the New OmniAb Board, unless otherwise provided by the Proposed Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business.

Stockholders. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Board of Directors. At all meetings of the Ligand Board a majority of the directors shall constitute a quorum for the transaction of business

Stockholders. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation.

Interested Directors

No person shall be disqualified from the office of director or prevented by such office from contracting with APAC, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of APAC in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to APAC for any profit realized by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established. A director may vote in respect of any contract or transaction in which he or she is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote thereon.

		New OmniAb will be governed by DGCL Section 203.	Ligand is governed by DGCL Section 203.
Special Meeting of the Shareholders / Stockholders	The directors, the chief executive officer or the chairman of the board of directors may call general meetings.

Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings may be called, for any purpose or purposes, at any time only by or at the direction of the New OmniAb Board, the Chairperson of the New OmniAb Board, the Chief Executive Officer, or the President.

Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called only by the Chairman of the Ligand Board, by the Ligand Board, pursuant to a resolution approved by a majority of the entire Ligand Board, or by the Secretary of Ligand, following his or her receipt of one or more written demands to call a special meeting of the stockholders in accordance with, and subject to, Section 7 of the bylaws, from stockholders of record as of the record date fixed in accordance with Section 7(d) of the bylaws who hold, in the aggregate, at least ten percent (10%) of the voting power of the outstanding shares of Ligand.

Notice of Shareholder / Stockholder Meeting

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by APAC, provided that a general meeting of APAC shall be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting, by all of the members entitled to attend and vote thereat;

and

(b) in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

Unless otherwise provided by DGCL, the notice of any meeting of stockholders shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by DGCL, the notice of any meeting of stockholders shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMBINED COMPANY’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New OmniAb Common Stock or OmniAb Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New OmniAb at the time of, or at any time during the three months preceding, a sale and (ii) New OmniAb is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New OmniAb was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of New OmniAb Common Stock or New OmniAb Warrants for at least six months but who are affiliates of New OmniAb at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of New OmniAb Common Stock then outstanding; or
●	the average weekly reported trading volume of New OmniAb Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New OmniAb under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New OmniAb.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after the Closing.

APAC anticipates that following the consummation of the Business Combination, OmniAb will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

DISSENTERS’ RIGHTS AND APPRAISAL RIGHTS

As APAC is not a constituent party to the Merger between Merger Sub and OmniAb, shareholders of APAC do not have dissenters’ rights in connection with the Merger under Cayman Islands law.

APAC’s warrant holders do not have appraisal rights in connection with the Business Combination or the Merger under the DGCL.

SUBMISSION OF SHAREHOLDER PROPOSALS

The APAC Board is aware of no matters other than the Business Combination Proposal, Domestication Proposal, Organizational Documents Proposal, Non-Binding Governance Proposals, Director Election Proposal, Stock Issuance Proposal, Equity Award Proposal and Adjournment Proposal that may be brought before the extraordinary general meeting. However, if any other matter should properly come before the extraordinary general meeting, the persons named in the enclosed proxies will vote such proxies in accordance with their judgment on any such matters. Under Cayman Islands law, only the business that is specified in the notice of meeting to shareholders for the extraordinary general meeting may be transacted at the extraordinary general meeting.

FUTURE SHAREHOLDER PROPOSALS

Assuming the Business Combination is completed, APAC currently does not expect to hold its 2022 annual meeting of shareholders. If the Business Combination is consummated, you will be entitled to attend and participate in New OmniAb’s annual meetings of stockholders. If New OmniAb holds a 2022 annual meeting of stockholders, it will provide notice of or otherwise publicly disclose the date on which the 2022 annual meeting will be held.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS/HOUSEHOLDING

Under the rules of the SEC, unless it has received a contrary instruction, APAC (and the services APAC employs to deliver communications to its shareholders) may send a single copy of this proxy statement/prospectus/information statement and any other proxy statement/prospectus/information statement or annual report delivered to APAC shareholders to two or more shareholders sharing the same address, if APAC believes that the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce APAC’s expenses.

Upon request, APAC will deliver a separate copy of this proxy statement/prospectus/information statement and/or any annual report or proxy statement/prospectus/information statement to any shareholder at a shared address to which a single copy of such document was delivered. Shareholders receiving multiple copies of such documents may likewise request that APAC deliver single copies of such documents in the future. Shareholders may notify APAC of their requests by calling (212) 593-6900 or writing to APAC at its principal executive offices at Avista Public Acquisition Corp. II., Attn: General Counsel, 65 East 55th Street, 18th Floor, New York, NY 10022.

Following the Business Combination, New OmniAb shareholders should send any such requests in writing to 5980 Horton Street, Emeryville, CA 94608, Attn: General Counsel.

OTHER SHAREHOLDER COMMUNICATIONS

APAC shareholders and interested parties may communicate with the APAC Board, any committee chairperson or the non-management directors as a group by writing to Avista Public Acquisition Corp. II, Attn: General Counsel, 65 East 55th Street, 18th Floor, New York, NY 10022. Following the Business Combination, New OmniAb stockholders should send any communications to the New OmniAb Board, any committee chairperson or the non-management directors of New OmniAb to 5980 Horton Street, Suite 405, Emeryville, CA 94608, Attn: General Counsel. Any such communication will be reviewed and, to the extent such communication falls within the scope of matters generally considered by the APAC Board, forwarded to the APAC Board, the appropriate committee chairperson or the non-management directors, as appropriate, based on the subject matter of the communication. The acceptance and forwarding of communications to the members of the APAC Board or the New OmniAb Board, as applicable, or to an executive officer of APAC or New OmniAb does not imply or create any fiduciary duty of such director or executive officer to the person submitting the communications.

LEGAL MATTERS

Weil, Gotshal & Manges LLP will pass upon the validity of the New OmniAb Common Stock to be issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus/information statement.

EXPERTS

The financial statements of Avista Public Acquisition Corp. II as of December 31, 2021, and for the period from February 5, 2021 (inception) through December 31, 2021, appearing in this proxy statement/prospectus/information statement have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus/information statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of OmniAb, Inc. at December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, included in this proxy statement/prospectus/information statement of Avista Public Acquisition Corp. II, which is referred to and made a part of this proxy statement/prospectus/information statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

APAC files reports, proxy statements/prospectuses/information statements and other information with the SEC as required by the Exchange Act. You may read APAC’s SEC filings, including this proxy statement/prospectus/information statement and any other reports, proxy statements/prospectuses/information statements and other information filed by APAC with the SEC, on the SEC website at http://www.sec.gov.

This proxy statement/prospectus/information statement is available without charge to APAC shareholders upon written or oral request. If you would like additional copies of this proxy statement/prospectus/information statement or need to obtain proxy cards, or if you have questions about the Business Combination or the proposals to be presented at the extraordinary general meeting, you should contact APAC or D.F. King & Co., Inc., its proxy solicitor, at the information below.

Avista Public Acquisition Corp. II

Attn.: General Counsel

65 East 55th Street, 18th Floor

New York, NY 10022

Tel.: (212) 593-6900

or:

D.F. King & Co, Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Call Toll-Free: (888) 887-0082

Banks and Brokers Call: (212) 269-5550

AHPA@dfking.com

Information and statements contained in this proxy statement/prospectus/information statement or any Annex to this proxy statement/prospectus/information statement are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to this proxy statement/prospectus/information statement.

All information contained in this document relating to APAC, including Merger Sub, has been supplied by APAC, all information relating to Ligand Pharmaceuticals Incorporated and OmniAb, Inc. has been supplied by such parties. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

None of APAC, OmniAb or Ligand have authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that included in this proxy statement/prospectus/information statement or in any of the materials that have been incorporated in this proxy statement/prospectus/information statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information included in this proxy statement/prospectus/information statement speaks only as of the date of this proxy statement/prospectus/information statement unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Avista Public Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Avista Public Acquisition Corp. II (the “Company”) as of December 31, 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the period from February 5, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from February 5, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY
March 25, 2022

AVISTA PUBLIC ACQUISITION CORP. II

BALANCE SHEET

DECEMBER 31, 2021

ASSETS
Current assets:
Cash	$189,971
Prepaid expenses	744,542
Total current assets	934,513
Cash held in trust account	235,750,000
TOTAL ASSETS	$236,684,513

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	15,440
Accrued expenses	107,734
Accrued offering costs	314,153
Due to related party	884
Total current liabilities	438,211
Deferred underwriting fee payable	8,050,000
TOTAL LIABILITIES	8,488,211

Commitments (see Note 6)
Class A ordinary shares, $0.0001 par value, subject to possible redemption; 23,000,000 shares at redemption value	235,750,000

Shareholders' Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding (excluding 23,000,000 shares subject to possible redemption)	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding	575
Additional paid-in capital	—
Accumulated deficit	(7,554,273)
Total Shareholders' Deficit	(7,553,698)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$236,684,513

The accompanying notes are an integral part of these financial statements.

AVISTA PUBLIC ACQUISITION CORP. II

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM FEBRUARY 5, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Formation and operating costs	$516,442
Net loss	$(516,442)

Basic and diluted weighted average shares outstanding, Class A ordinary shares	9,857,143
Basic and diluted net loss per share, Class A ordinary shares	$(0.03)
Basic and diluted weighted average shares outstanding, Class B ordinary shares	5,321,429
Basic and diluted net loss per share, Class B ordinary shares	$(0.03)

The accompanying notes are an integral part of these financial statements.

AVISTA PUBLIC ACQUISITION CORP. II

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE PERIOD FROM FEBRUARY 5, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

					Additional		Total
	Class A Ordinary Shares		Class B Ordinary Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at February 5, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Proceeds from Initial Public Offering Costs allocated to Public Warrants (net of offering costs)	—	—	—	—	9,232,604	—	9,232,604
Proceeds from sale of Private Placement Warrants to the Sponsor (net of offering costs)	—	—	—	—	12,298,375	—	12,298,375
Re-measurement of Class A ordinary shares to redemption value	—	—	—	—	(21,555,404)	(7,037,831)	(28,593,235)
Net loss	—	—	—	—	—	(516,442)	(516,442)
Balance at December 31, 2021	—	$—	5,750,000	$575	$—	$(7,554,273)	$(7,553,698)

The accompanying notes are an integral part of these financial statements.

AVISTA PUBLIC ACQUISITION CORP. II

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM FEBRUARY 5, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Cash Flows from Operating Activities:
Net loss	$(516,442)
Changes in operating assets and liabilities:
Prepaid expenses	(744,542)
Accounts payable	15,440
Due to related party	884
Accrued expenses	107,734
Net cash used in operating activities	(1,136,926)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(235,750,000)
Net cash used in investing activities	(235,750,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B ordinary shares to Sponsor	25,000
Proceeds from initial public offering, net of underwriter's discount paid	225,400,000
Proceeds from sale of Private Placement Warrants	12,350,000
Proceeds from Sponsor note	175,000
Repayment of Sponsor note	(175,000)
Payment of offering costs	(698,103)
Net cash provided by financing activities	237,076,897

Net change in cash	189,971
Cash – beginning of period	—
Cash – end of period	$189,971

Non-cash investing and financing activities
Re-measurement of Class A ordinary shares to redemption value	$28,593,235
Offering costs included in accrued offering costs	$314,153
Deferred underwriting fee payable	$8,050,000

The accompanying notes are an integral part of these financial statements.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND LIQUIDITY

Avista Public Acquisition Corp. II (the “Company”) is a blank check company incorporated in the Cayman Islands on February 5, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from February 5, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on August 9, 2021. On August 12, 2021, the company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), including 3,000,000 Units that were issued pursuant to the underwriter’s exercise of its over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $230,000,000 (see Note 3).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,233,333 warrants (the “Private Placement Warrants”), including 900,000 Private Placement Warrants that were issued pursuant to the underwriter’s exercise of its over-allotment option in full, at a price of $1.50 per Private Placement Warrant in a private placement to Avista Acquisition LP II (the “Sponsor”), generating gross proceeds of $12,350,000 (see Note 4).

Transaction costs amounted to $13,662,256 consisting of $4,600,000 of underwriting fees, $8,050,000 of deferred underwriting fees, and $1,012,256 of other offering costs. In addition, as of December 31, 2021, cash of $189,971 is held outside of the Trust Account (as defined below) and is available for the payment of accrued offering costs and for working capital purposes.

Upon closing of the Initial Public Offering and the sale of the Private Placement Warrants, a total of $235,750,000 ($10.25 per Public Share) was placed in a trust account (the “Trust Account”) and will be invested only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the consummation of the initial Business Combination within 18 months from the closing of the Initial Public Offering, (ii) the redemption of the Company’s Public Shares if the Company has not consummated an Business Combination within 18 months from the closing of the Company’s Initial Public Offering, subject to applicable law, and (iii) the redemption of the Company’s Public Shares properly submitted in connection with a shareholder vote to approve an amendment to the Amended and Restated Memorandum and Articles of Association (A) that would modify the substance or timing of the obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete the initial Business Combination within 18 months from the closing the Company’s Initial Public Offering or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares.

The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.25 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption was recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or don’t vote at all.

Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed to waive (i) redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (ii) redemption rights with respect to any Founder Shares and Public Shares held by it in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to allow redemption in connection with an initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete an initial Business Combination within 18 months from the closing of the Initial Public Offering or with respect to any other material provision relating to shareholders’ rights or pre-initial Business Combination activity and (iii) rights to liquidating distributions from the Trust Account with respect to any Founder Shares held if the Company fails to complete an initial Business Combination within 18 months from the closing of the Initial Public Offering. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within 18 months from the closing of the Initial Public Offering.

The Company has until 18 months from the closing of the Initial Public Offering to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

Indemnity

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company (other than the Company’s independent registered public accounting firm), or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.25 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.25 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity

As of December 31, 2021, the Company had $189,971 in cash held outside of the Trust Account and a working capital surplus of $496,302. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or if the Company becomes obligated to redeem a significant number of public shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Of the total proceeds from the Initial Public Offering and sale of the Private Placement Warrants, an amount of approximately $2 million was deposited in an operating account for the Company’s working capital needs. The amounts held in the operating account are not expected to provide the Company with sufficient funds to meet its operational and liquidity obligations over the next twelve months.

Going Concern Consideration

As of December 31, 2021, the Company had $189,971 in cash held outside of the Trust Account and a working capital surplus of $496,302. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. These conditions raise substantial doubt about the Company ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the Business Combination as discussed above. There is no assurance that the Company’s plans to consummate the Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a prospective partner company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Class A Ordinary Shares Subject to Possible Redemption

All of the 23,000,000 shares of Class A ordinary shares sold as part of the Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all Class A ordinary shares have been classified outside of permanent equity.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021, the Class A ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$230,000,000
Less:
Proceeds allocated to Public Warrants	(9,813,334)
Issuance costs allocated to Class A ordinary shares	(13,029,901)
Plus:
Accretion of carrying value to redemption value	28,593,235
Class A ordinary shares subject to possible redemption	$235,750,000

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A - Expenses of Offering. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $13,662,256 as a result of the Initial Public Offering (consisting of $4,600,000 of cash underwriting discounts, $8,050,000 in deferred underwriting fees and $1,012,256 of other offering costs). As such, the Company recorded $13,029,901 of offering costs as a reduction of temporary equity and $632,355 of offering costs as a reduction of permanent equity in connection with the issuance of the Units in the Initial Public Offering and the Private Placement Warrants.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on February 5, 2021, the evaluation was performed for the 2021 tax year which will be the only period subject to examination.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statement.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

Net Loss Per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 15,900,000 shares in the calculation of diluted income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The following table reflects the calculation of basic and diluted net loss per ordinary share (in dollars, except per share amounts):

	For the Period from February 5,
	2021 (inception) Through
	December 31, 2021
	Class A	Class B
Basic and diluted net loss per share:
Numerator:
Net loss	$(335,384)	$(181,058)
Denominator:
Basic and diluted weighted average shares outstanding	9,857,143	5,321,429
Basic and diluted net loss per share	$(0.03)	$(0.03)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the balance sheet for cash, deferred offering costs, accrued offering costs, promissory note — related party, and advance from anchor investor approximate fair value due to their short-term nature.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if converted method for all convertible instruments. ASU 2020-06 is effective for the Company on January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2021 using the modified retrospective method of transition. The adoption of ASU 2020-06 did not have a material impact on the financial statements for the period from February 5, 2021 (inception) through December 31, 2021.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Company’s Initial Public Offering was declared effective on August 9, 2021. On August 12, 2021, the Company completed its Initial Public Offering of 23,000,000 Units, including 3,000,000 Units that were issued pursuant to the underwriter’s exercise of its over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $230,000,000. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,233,333 Private Placement Warrants, including 900,000 Private Placement Warrants that were issued pursuant to the underwriter’s exercise of its over-allotment option in full, at a price of $1.50 per Private Placement Warrant ($12,350,000 in the aggregate). Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. The proceeds from the Private Placement Warrants were added to the net proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On February 12, 2021, the Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of the Company in exchange for the issuance of 5,750,000 Class B ordinary shares (the “Founder Shares”). The Founder Shares include an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the holders of the Founder Shares will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On June 16, 2021, the Company transferred 35,000 Class B ordinary shares each to three members of the Company’s board of directors (or 105,000 Class B ordinary shares in total) at their original cost (see Note 7). The underwriters exercised their over-allotment option in full on August 12, 2021; thus, no ordinary shares remain subject to forfeiture (see Note 6).

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

The Sponsor has agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, or sold until the earlier of (i) one year after the completion of a Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after an initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if (1) the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period commencing at least 150 days after an initial Business Combination or (2) if the Company consummates a transaction after an initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Promissory Note — Related Party

On February 12, 2021, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate of $300,000 to cover expenses related to the Initial Public Offering. The Promissory Note was non-interest bearing and was payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the Initial Public Offering. The Company’s Sponsor paid certain offering costs totaling $55,725, which was included in the outstanding balance of the Promissory Note as of March 22, 2021, and the Company borrowed $119,275 on June 23, 2021. On August 12, 2021, the Company repaid the outstanding balance under the Promissory Note of $175,000.

Administrative Support Agreement

The Company entered into an agreement, commencing on August 9, 2021, to pay an affiliate of the Sponsor a total of $10,000 per month for administrative, financial and support services. Upon the completion of an initial Business Combination, the Company will cease paying these monthly fees. Under this agreement, $46,129 of expenses were incurred during the period from February 5, 2021 (inception) through December 31, 2021.

Due to Related Party

Due to related party consists of advances from the Sponsor to pay for offering costs and formation costs on behalf of the Company and are payable on demand.

Related Party Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Company’s sponsor or an affiliate of the sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes the initial Business Combination, it may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans may be repaid only out of funds held outside the trust account. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the Company’s trust account would be used to repay such loaned amounts. Up to $2,000,000 of such loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of the initial Business Combination, the Company does not expect to seek loans from parties other than the Company’s sponsor, its affiliates or any members of the management team as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account. As of December 31, 2021, there was no balance outstanding under the Working Capital Loans.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS

Registration and Shareholder Rights Agreement

Pursuant to a registration rights agreement entered into on August 9, 2021, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants issued upon conversion of the Working Capital Loans) will have registration and shareholder rights to require the Company to register a sale of any of its securities held by them pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $4,600,000 in the aggregate, upon the closing of the Initial Public Offering and exercise of the over-allotment in full on August 12, 2021. In addition, $0.35 per unit, or $8,050,000 in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

In connection with the consummation of the Initial Public Offering, the Company entered into a forward purchase agreement with the Sponsor, Avista Acquisition LP II, a Cayman Islands exempted limited partnership, which provides for the purchase of an aggregate of 10,000,000 Class A ordinary shares plus an aggregate of 3,333,333 redeemable warrants to purchase Class A ordinary shares at $11.50 per share, for an aggregate purchase price of $100,000,000, in the private placement. The obligations under the forward purchase agreement do not depend on whether any Class A ordinary shares are redeemed by the Company’s public shareholders.

The forward purchase securities will be issued in connection with the closing of the initial Business Combination. The proceeds from the sale of forward purchase securities will be used as part of the consideration to the sellers in the Company’s initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post-transaction company.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference shares— The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021, there were no preference shares issued or outstanding.

Class A ordinary shares— The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2021, there were 23,000,000 Class A ordinary shares issued and outstanding, including 23,000,000 Class A ordinary shares subject to possible redemption.

Class B ordinary shares— The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of December 31, 2021, there were 5,750,000 Class B ordinary shares issued and outstanding, and the holders of the Founder Shares own, on an as-converted basis, 20% of the Company’s issued and outstanding shares.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as required by law. Unless specified in the Company’s Amended and Restated Memorandum and Articles of Association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of the ordinary shares that are voted is required to approve any such matter voted on by the shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the ordinary shares that are voted, and pursuant to the Amended and Restated Memorandum and Articles of Association; such actions include amending the Amended and Restated Memorandum and Articles of Association and approving a statutory merger or consolidation with another company. The Company’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. The Company’s shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor. Prior to the Company’s initial Business Combination, (i) only holders of the founder shares will have the right to vote on the appointment of directors and (ii) in a vote to continue the Company in a jurisdiction outside the Cayman Islands (which requires the approval of at least two thirds of the votes of all ordinary shares), holders of the Company’s Class B ordinary shares will have ten votes for every Class B ordinary share and holders of the Class A ordinary shares will have one vote for every Class A ordinary share. These provisions of the Company’s Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution passed by not less than 90% of the ordinary shares who attend and vote at the Company’s general meeting which shall include the affirmative vote of a simple majority of the Class B ordinary shares. Holders of the public shares will not be entitled to vote on the appointment of directors prior to the initial Business Combination.

In addition, prior to the completion of an initial Business Combination, holders of a majority of the founder shares may remove a member of the board of directors for any reason. In connection with the initial Business Combination, the Company may enter into a shareholders agreement or other arrangements with the shareholders of the target with respect to voting and other corporate governance matters following completion of the initial Business Combination.

Redeemable Warrants— Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share , subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Company’s initial Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least three units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying of the obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement (which may be a post-effective amendment to the registration statement of which the Company’s prospectus is a part or any other applicable registration statement) for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at it’s option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, will not be required to file or maintain in effect a registration statement, and will use commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, and the Company will use commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, the Company may exercise the Company’s redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

No fractional Class A ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Class A ordinary shares pursuant to the warrant agreement (for instance, if the Company is not the surviving company in the Company’s initial Business Combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Class A ordinary shares, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

If the number of outstanding Class A ordinary shares is increased by a capitalization or share dividend payable in Class A ordinary shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) one minus the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to all or substantially all of the holders of the Class A ordinary shares on account of such Class A ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share , (c) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a proposed initial Business Combination, (d) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the public shares if the Company does not complete its initial Business Combination within 18 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to the rights of holders of the Company’s Class A ordinary shares, or (e) in connection with the redemption of the Company’s public shares upon failure to complete the Company’s initial Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.

Whenever the number of Class A ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter.

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s sponsor or its affiliates, without taking into account any founder shares held by the sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder.

The Private Placement Warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the Company’s Initial Public Offering except that the Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination (except pursuant to limited exceptions to the Company’s officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants). The Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in the Initial Public Offering.

The Company accounts for the 15,900,000 warrants issued in connection with the Initial Public Offering (including 7,666,667 Public Warrants and 8,233,333 Private Placement Warrants), and will account for the 3,333,333 Forward Purchase Warrants to be issued in connection with the initial Business Combination, in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging. Such guidance provides that the warrants described above are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than the items disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 14, 2022, the Company entered into a promissory note pursuant to the Working Capital Loans terms as outlined in Note 5 with the Sponsor (the “Sponsor Working Capital Loan”) to which the Company could borrow up to an aggregate of $750,000. The Sponsor Working Capital Loan is non-interest bearing and payable upon the earlier of (i) completion of the initial Business Combination or (ii) the date that the winding up of the Company is effective. The unpaid principal balance on the Sponsor Working Capital Loan may be convertible into warrants at the option of the Sponsor at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. On March 15, 2022, the Company drew down $500,000 under the Sponsor Working Capital Loan.

Proposed Business Combination

On March 23, 2022, we entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), OmniAb, Inc., a Delaware corporation and wholly-owned subsidiary of Ligand (“OmniAb” and, together with Ligand, collectively, the “Companies”), and Orwell Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which we will combine with OmniAb, Ligand’s antibody discovery business (the “OmniAb Business”), in a Reverse Morris Trust transaction. Also on March 23, 2022, and

AVISTA PUBLIC ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

in connection with the execution of the Merger Agreement, (a) the Company, Ligand, OmniAb and Merger Sub entered into that certain Employee Matters Agreement (the “Employee Matters Agreement”), (b) OmniAb and our sponsor entered into that certain sponsor insider letter agreement (the “Sponsor Insider Agreement”) with the Company and certain insiders of the Company (the “Insiders”) and (c) we amended and restated that certain forward purchase agreement, dated August 9, 2021, by entering into the amended and restated forward purchase agreement (the “A&R FPA”), by and among the Company, our sponsor and OmniAb.

Immediately prior to the Merger (as defined below) and pursuant to a Separation and Distribution Agreement, dated as of March 23, 2022, among the Company, Ligand and OmniAb (the “Separation Agreement”), Ligand will, among other things and subject to the terms and conditions of the Separation Agreement, transfer the OmniAb Business, including certain related subsidiaries of Ligand, to OmniAb and, in connection therewith, will distribute (the “Distribution”) to Ligand stockholders 100% of the common stock of OmniAb, par value $0.001 (the “OmniAb Common Stock”).

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into OmniAb (the “Merger”), with OmniAb continuing as the surviving company in the Merger and as a wholly-owned subsidiary of the Company.

The Merger Agreement, along with the Separation Agreement and the other transaction documents to be entered into in connection therewith, provides for, among other things, the consummation of the following transactions (collectively, the “OmniAb Business Combination”): (i) we will redomicile by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and with Section 206 of the Cayman Islands Companies Act (As Revised) at least one business day prior to the closing of the proposed OmniAb Business Combination (the “Domestication”), (ii) Ligand will transfer the OmniAb Business (the “Separation”) to its wholly-owned subsidiary, OmniAb, and contribute $15 million in capital thereto (less certain transaction and other expenses), and (iii) following the Separation, Ligand will distribute 100% of the shares of OmniAb Common Stock, to Ligand stockholders by way of the Distribution. Following the completion of the foregoing transactions and subject to the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, the parties shall consummate the Merger. The Distribution and Merger are intended to qualify as “tax-free” transactions.

Upon consummation of the proposed OmniAb Business Combination, and after the Domestication, we will have one class of common stock, par value $0.0001 per share (the “APAC Common Stock”), which will be listed on Nasdaq under the ticker symbol “OABI.” Our then-outstanding warrants will be listed on Nasdaq under the ticker symbol “OABIW.”

At the time the proposed OmniAb Business Combination is effected (the “Closing”), each share of OmniAb Common Stock outstanding after the Distribution and immediately prior to the effective time of the Merger will be converted into a number of shares of APAC Common Stock based on an exchange ratio determined by reference to a pre-money equity value for OmniAb of $850 million. Holders of OmniAb options, restricted stock units and performance stock units (determined after the Distribution and the division of Ligand equity awards into both Ligand equity awards and OmniAb equity awards pursuant to the Employee Matters Agreement) will have their awards rolled over into equity awards of the Company and adjusted pursuant to the exchange ratio.

In addition, at the Closing, holders of OmniAb Common Stock and equity awards will also receive earnout consideration in the form of an additional 15,000,000 shares of APAC Common Stock (the “OmniAb Earnout Shares”), with 50% of such earnout shares vesting upon the combined company’s achievement of a post-transaction volume-weighted average price (“VWAP”) of $12.50 per share of APAC Common Stock for any 20 trading days over a consecutive 30 trading-day period, and the remainder vesting upon achievement of a post-transaction VWAP of $15.00 per share of APAC Common Stock for any 20 trading days over a consecutive 30 trading-day period, in each case provided such vesting occurs during the five-year period following the Closing.

In connection with the proposed OmniAb Business Combination, upon the Domestication (i) all issued and outstanding Class A ordinary shares and Class B ordinary shares will convert automatically, on a one-for-one basis, into shares of APAC Common Stock, (ii) all issued and outstanding warrants will convert automatically into warrants to acquire shares of APAC Common Stock and (iii) all issued and outstanding Units will separate and convert automatically into one share of APAC Common Stock and one-third of one warrant to purchase APAC Common Stock.

The consummation of the proposed OmniAb Business Combination is subject to certain conditions as further described in the Merger Agreement.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Ligand Pharmaceuticals Incorporated

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of OmniAb, Inc., Crystal Bioscience, Inc., xCella Biosciences, Inc., Taurus Biosciences LLC, Icagen, Inc. and Ab Initio Biotherapeutics, Inc., (each of which is a subsidiary of Ligand Pharmaceuticals Incorporated, collectively “OmniAb, A Business of Ligand Pharmaceuticals Incorporated,” or the “Company”) as of December 31, 2021 and 2020, the related combined statements of operations, changes in parent company net investment, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2021 in conformity with U.S. generally accepted accounting principles.

Restatement of the Financial Statements

As discussed in Note 2 to the combined financial statements, the December 31, 2020 and December 31, 2019 combined financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

San Diego, California

April 27,2022

OmniAb, Inc.

(A Business of Ligand Pharmaceuticals Incorporated)

COMBINED BALANCE SHEETS

(in thousands)

	December 31,
	2021	2020
		As Restated
ASSETS
Current assets:
Accounts receivable, net	$21,136	$15,875
Other current assets	1,406	774
Total current assets	22,542	16,649
Intangible assets, net	176,321	186,644
Goodwill	83,979	83,979
Property and equipment, net	6,795	3,480
Operating lease assets	13,332	2,499
Other assets	1,496	2,129
Total assets	$304,465	$295,380
LIABILITIES AND PARENT COMPANY NET INVESTMENT
Current liabilities:
Accounts payable	$2,924	$469
Accrued liabilities	3,746	3,956
Current portion of contingent liabilities	2,538	2,115
Current portion of deferred revenue	10,790	7,157
Current portion of operating lease liabilities	578	579
Current portion of finance lease liabilities	1	1
Total current liabilities	20,577	14,277
Long-term contingent liabilities	4,826	5,089
Deferred income taxes, net	21,962	28,925
Long-term operating lease liabilities	13,272	2,012
Long-term portion of deferred revenue	9,226	8,232
Other long-term liabilities	295	1,308
Total liabilities	70,158	59,843
Commitments and contingencies (Note 10)
Parent company net investment:
Parent company net investment	234,307	235,537
Total liabilities and parent company net investment	$304,465	$295,380

See accompanying notes to these combined financial statements.

OmniAb, Inc.

(A Business of Ligand Pharmaceuticals Incorporated)

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2021	2020	2019
		As Restated	As Restated
Revenues:
License and milestone revenue	$14,664	$11,385	$12,750
Service revenue	20,084	11,883	5,568
Total revenue	34,748	23,268	18,318
Operating expenses:
Research and development	39,232	24,796	13,208
General and administrative	16,947	10,225	8,651
Amortization of intangibles	12,968	11,800	10,304
Other operating expense (income), net	1,210	2,070	(818)
Total operating expenses	70,357	48,891	31,345
Loss from operations	(35,609)	(25,623)	(13,027)
Other income (expense):
Interest expense	(7)	(5)	—
Other income, net	1,266	1,900	—
Total other income	1,259	1,895	—
Loss before income tax	(34,350)	(23,728)	(13,027)
Income tax benefit (expense)	7,308	6,171	(562)
Net loss	$(27,042)	$(17,557)	$(13,589)

See accompanying notes to these combined financial statements.

OmniAb, Inc.

(A Business of Ligand Pharmaceuticals Incorporated)

COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY NET INVESTMENT

(in thousands)

Parent company
net investment
Opening balance at January 1, 2019	$204,882
Net loss (as restated)	(13,589)
Parent allocation of share-based compensation	6,660
Net transfers from parent company (as restated)	20,290
Balance at December 31, 2019 (as restated)	218,243
Net loss (as restated)	(17,557)
Parent allocation of share-based compensation	9,165
Net transfers from parent company (as restated)	25,686
Balance at December 31, 2020 (as restated)	235,537
Net loss	(27,042)
Parent allocation of share-based compensation	15,065
Net transfers from parent company	10,747
Balance at December 31, 2021	$234,307

See accompanying notes to these combined financial statements.

OmniAb, Inc.

(A Business of Ligand Pharmaceuticals Incorporated)

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2021	2020	2019
		As Restated	As Restated
Operating activities
Net loss	$(27,042)	$(17,557)	$(13,589)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Change in estimated fair value of contingent liabilities	1,210	2,070	(818)
Depreciation of fixed assets and amortization of intangible assets	14,954	12,627	10,593
Share-based compensation	15,065	9,165	6,660
Deferred income taxes, net	(7,325)	(6,185)	557
Loss (gain) from short-term investments	(1,265)	—	—
Gain from sale of intellectual property license	—	(1,900)	—
Other	64	161	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	6,019	339	(4,290)
Other current assets	(632)	(497)	(14)
Accounts payable and accrued liabilities	1,513	2,759	(570)
Deferred revenue	(6,717)	1,328	(1,875)
Other	(1,516)	1,309	(1,849)
Net cash provided by (used in) operating activities	(5,672)	3,619	(5,195)
Investing activities
Proceeds from sale of short-term investments	1,265	—	—
Cash paid for acquisitions, net of cash and restricted cash acquired	—	(27,127)	(11,840)
Purchases of property and equipment	(4,070)	(1,753)	(255)
Proceeds from sale of intellectual property license	—	1,900	—
Payments to CVR holders	(720)	—	—
Other	(500)	—	—
Net cash used in investing activities	(4,025)	(26,980)	(12,095)
Financing activities
Payment to CVR holders	(1,050)	(2,325)	(3,000)
Net transfer from parent	10,747	25,686	20,290
Net cash provided by financing activities	9,697	23,361	17,290
Net increase in cash, cash equivalents, and restricted cash	—	—	—
Cash, cash equivalents and restricted cash at beginning of year	—	—	—
Cash, cash equivalents and restricted cash at end of year	$—	$—	$—
Supplemental disclosure of cash flow information:
Deferred revenue recorded in accounts receivable	$11,344	$8,451	$1,425
Purchase of fixed assets recorded in accounts payable	$1,231	$—	$471

See accompanying notes to these combined financial statements.

1. Organization and Nature of Operations

The accompanying combined financial statements include all of the assets, liabilities and results of operations of six subsidiaries of Ligand Pharmaceuticals Incorporated (“Ligand” or the “Parent”), which are Ab Initio Biotherapeutics, Inc. (Ab Initio), Crystal Bioscience, Inc. (Crystal), Icagen, LLC (Icagen), Open Monoclonal Technology, Inc. (OMT), Taurus Biosciences, LLC (Taurus) and xCella Biosciences, Inc. (xCella) (collectively, “OmniAb,” “the company,” “we,” “us” and “our”). OmniAb is a biotechnology company with a Biological Intelligence powered multi-species antibody platform for the discovery of mono and bispecific therapeutic human antibodies. OmniAb primarily derives revenue from license fees for technology access, milestones from partnered programs and service revenue from research programs. On January 8, 2016, Ligand acquired OMT, pursuant to a multi-step transaction that resulted in Ligand’s acquisition of OMT. On November 10, 2021 OMT’s name was changed to OmniAb, Inc. In connection with the separation of OmniAb from Ligand, Ab Initio, Crystal, Icagen, Taurus and xCella will become wholly owned subsidiaries of OmniAb, Inc.

2. Restatement of Previously Issued Combined Financial Statements

Subsequent to the issuance of the audited combined financial statements for the year ended December 31, 2020 and 2019, the Company determined the balance of accounts receivable, net, as of December 31, 2020, was understated by $7.0 million and general and administrative expense was understated by $0.7 million for the year ended December 31, 2019. The error as of December 31, 2020 was the result of the omission of an unbilled amount which was also improperly excluded from net transfers from parent company in the combined statement of changes in parent company net investment for the year ended December 31, 2020, resulting in an understatement of parent company net investment. The error as of December 31, 2019 related to bad debt expense that was not properly included in general and administrative expense on the combined statements of operations and was improperly recorded as part of the net transfers from parent company in the combined statements of changes in parent company net investment. The errors identified as of December 31, 2020 and 2019, each resulted in the overstatement of cash provided by operating activities and an understatement of cash provided by financing activities in the combined statements of cash flows, in the respective periods. The Company has concluded that the errors identified were material to the combined financial statements as of and for the year ended December 31, 2020 and 2019. Accordingly, previously reported amounts have been revised to reflect the correction of the error as well as other immaterial errors identified through the process of compiling the carve-out financial statements.

The following tables present the revised results for the year ended December 31, 2020, the adjustments made and the previously reported amounts to summarize the effect of the restatement on the previously-issued combined financial statements for the periods impacted (in thousands).

Combined Balance Sheets

	December 31, 2020
	Reported	Adjustment	Restated
Assets:
Accounts receivable	$8,870	$7,005	$15,875
Total current assets	$9,644	$7,005	$16,649
Intangible assets, net	$186,592	$52	$186,644
Goodwill	$84,066	$(87)	$83,979
Total assets	$288,410	$6,970	$295,380
Liabilities:
Accrued liabilities	$3,456	$500	$3,956
Current portion of finance lease liabilities	$14	$(13)	$1
Total current liabilities	$13,790	$487	$14,277
Deferred income taxes, net	$29,185	$(260)	$28,925
Other long-term liabilities	$1,295	$13	$1,308
Total liabilities	$59,603	$240	$59,843
Parent company net investment:
Parent company net investment	$228,807	$6,730	$235,537
Total liabilities and parent company net investment	$288,410	$6,970	$295,380

Combined Statements of Operations

	Year ended December 31, 2020
	Reported	Adjustment	Restated
Research and development	$24,894	$(98)	$24,796
General and administrative	$10,240	$(15)	$10,225
Total operating expenses	$49,004	$(113)	$48,891
Loss from operations	$(25,736)	$113	$(25,623)
Loss before income tax	$(23,841)	$113	$(23,728)
Income tax benefit (expense)	$5,945	$226	$6,171
Net loss	$(17,896)	$339	$(17,557)

Combined Statements of changes in Parent Company Net Investment

	December 31, 2020
	Reported	Adjustment	Restated
Parent company net investment – January 1, 2020	$218,185	$58	$218,243
Net loss	$(17,896)	$339	$(17,557)
Net transfers from parent company	$19,353	$6,333	$25,686
Parent company net investment – December 31, 2020	$228,807	$6,730	$235,537

Combined Statements of Cash Flows

	Year ended December 31, 2020
	Reported	Adjustment	Restated
Operating activities:
Net loss	$(17,896)	$339	$(17,557)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred income taxes, net	$(5,960)	$(225)	$(6,185)
Other	$—	$161	$161
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	$(1,096)	$1,435	$339
Accounts payable and accrued liabilities	$2,337	$422	$2,759
Deferred revenue	$9,779	$(8,451)	$1,328
Other	$1,323	$(14)	$1,309
Net cash provided by operating activities	$9,952	$(6,333)	$3,619
Financing activities:
Net transfer from parent	$19,353	$6,333	$25,686
Net cash provided by financing activities	$17,028	$6,333	$23,361
Supplemental disclosure of cash flow information:
Deferred revenue recorded in accounts receivable	$—	$8,451	$8,451

The following tables present the revised results for the year ended December 31, 2019, the adjustments made and the previously reported amounts to summarize the effect of the restatement on the previously-issued combined financial statements for the periods impacted (in thousands).

Combined Balance Sheets

	December 31, 2019
	Reported	Adjustment	Restated
Assets:
Accounts receivable	$7,774	$150	$7,924
Total current assets	$7,795	$150	$7,945
Goodwill	$77,108	$(86)	$77,022
Total assets	$262,320	$64	$262,384
Liabilities:
Accounts payable	$806	$71	$877
Current portion of finance lease liabilities	$—	$7	$7
Total current liabilities	$6,139	$78	$6,217
Deferred income taxes, net	$35,388	$(86)	$35,302
Other long-term liabilities	$295	$14	$309
Total liabilities	$44,135	$6	$44,141
Parent company net investment:
Parent company net investment	$218,185	$58	$218,243
Total liabilities and parent company net investment	$262,320	$64	$262,384

Combined Statements of Operations

	Year ended December 31, 2019
	Reported	Adjustment	Restated
License and milestone revenue	$12,685	$65	$12,750
Service revenue	$5,528	$40	$5,568
Total revenue	$18,213	$105	$18,318
Research and development	$13,137	$71	$13,208
General and administrative	$7,976	$675	$8,651
Total operating expenses	$30,599	$746	$31,345
Loss from operations	$(12,386)	$(641)	$(13,027)
Loss before income tax	$(12,386)	$(641)	$(13,027)
Income tax benefit (expense)	$(657)	$95	$(562)
Net loss	$(13,043)	$(546)	$(13,589)

Combined Statements of changes in Parent Company Net Investment

	December 31, 2019
	Reported	Adjustment	Restated
Net loss	$(13,043)	$(546)	$(13,589)
Net transfers from parent company	$19,686	$604	$20,290
Parent company net investment – December 31, 2019	$218,185	$58	$218,243

Combined Statements of Cash Flows

	Year ended December 31, 2019
	Reported	Adjustment	Restated
Operating activities:
Net loss	$(13,043)	$(546)	$(13,589)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred income taxes, net	$653	$(96)	$557
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	$(5,565)	$1,275	$(4,290)
Accounts payable and accrued liabilities	$(648)	$78	$(570)
Deferred revenue	$(450)	$(1,425)	$(1,875)
Other	$(1,959)	$110	$(1,849)
Net cash used in operating activities	$(4,591)	$(604)	$(5,195)
Financing activities:
Net transfer from parent	$19,686	$604	$20,290
Net cash provided by financing activities	$16,686	$604	$17,290
Supplemental disclosure of cash flow information:
Deferred revenue recorded in accounts receivable	$—	$1,425	$1,425

3. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Combination

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from Ligand’s consolidated financial statement accounting records. The combined financial statements include the historical results of operations, financial position and cash flows of OmniAb in conformity with United States generally accepted accounting principles (U.S. GAAP). The operations comprising OmniAb are in various legal entities wholly owned by Ligand. Accordingly, Ligand’s net investment in these operations is shown in lieu of stockholder’s equity in the combined financial statements.

OmniAb comprises certain stand-alone legal entities for which discrete financial information is available. As Ligand records transactions at the legal entity level, allocation methodologies were applied to certain accounts to allocate amounts to OmniAb as discussed further below.

OmniAb entities were under the common control of the Parent as a result of, among other factors, Ligand’s ownership. As the entities were under common control, the financial statements report the financial position, results of operations and cash flows of the Company as though the transfer of net assets and equity interests had occurred as of January 2016. Transactions between Ligand and the Company are accounted through Parent company net investment in OmniAb. The total net effect of the settlement of these intercompany transactions is reflected in our combined balance sheets as Parent company net investment in OmniAb. All significant intercompany transactions with Ligand are deemed to have been paid in the period the costs were incurred. Expenses related to corporate allocations from Ligand to OmniAb are considered to be effectively settled for cash in the combined financial statements at the time the transaction was recorded.

The combined financial statements include all revenues and expenses as well as assets and liabilities directly associated with the business activity of OmniAb as well as an allocation of certain general and administrative expenses related to facilities, functions and services provided by our Parent. These corporate expenses have been allocated to OmniAb based on direct usage or benefit, where identifiable, with the remainder allocated based on headcount or a percentage of total operating expenses or other measures that management believes are consistent and reasonable. See Note (9) Relationship with Parent and Related Entities.

Our Parent maintains various share-based compensation plans at a corporate level. OmniAb employees participate in those programs, and a portion of the compensation cost associated with those plans is included in OmniAb’s combined statements of operations. However, the share-based compensation expense has been included within Parent company net investment. The amounts presented in the combined financial statements are not necessarily indicative of future awards and may not reflect the results that OmniAb would have experienced as a stand-alone entity. See Note (9) Relationship with Parent and Related Entities for additional discussion.

All of the allocations and estimates in the combined financial statements are based on assumptions that management believes are reasonable. However, the combined financial statements included herein may not be indicative of the financial position, results of operations and cash flows of OmniAb in the future or if OmniAb had been a separate, stand-alone publicly traded entity during the periods presented.

Liquidity and Capital Resources

As part of Ligand, OmniAb was dependent upon Ligand for all of its working capital and financing requirements, as Ligand uses a centralized approach to cash management and financing its operations. There were no cash amounts specifically attributable to OmniAb for the historical periods presented; therefore, there is no cash reflected in the combined financial statements. Accordingly, cash and cash equivalents, debt or related interest expense have not been allocated to OmniAb in the combined financial statements. Financing transactions related to OmniAb are accounted for as a component of net Parent investment in the combined balance sheets and as a financing activity including an interest expense component allocation on the accompanying combined statements of cash flows.

For the years ended December 31, 2021, 2020 and 2019, OmniAb’s revenue was $34.7 million, $23.3 million and $18.3 million, respectively. For the years ended December 31, 2021, 2020 and 2019, OmniAb’s net loss was ($27.0 million), ($17.6 million) and ($13.6 million), respectively. OmniAb expects to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we invest in research and development activities to improve our technology and platform, market and sell our solutions to existing and new partners, add operational, financial and management information systems and personnel to support our operations and incur additional costs associated with operating as a public company. OmniAb’s ability to continue its operations is dependent upon our ability to obtain additional capital in the future and generate cash flows from operations. Funding from Ligand is our primary source of liquidity and Ligand has both the intent and ability to provide such funding to support our operations through at least 12 months following the issuance date of the financial statements.

The accompanying combined financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Emerging Growth Company

OmniAb qualifies as an “emerging growth company” (EGC) as defined in Section 2(a) of the Securities Act of 1933, as amended, (Securities Act), as modified by the Jumpstart Our Business Startups Act of 2012 (JOBS Act).

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. OmniAb has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, OmniAb, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

OmniAb’s historical results are included as a part of the Parent’s financial statements which are filed with the Securities and Exchange Commission (SEC). As a result, OmniAb tracks the effective dates and adopts all guidance applicable to it consistent with the manner that the Parent tracks and adopts all applicable guidance. However, OmniAb intends to adopt future standards at the appropriate date for emerging growth companies once it is established as a stand-alone company.

This may make comparison of OmniAb’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the company’s chief operating decision-maker in deciding how to allocate resources and in assessing performance. OmniAb currently operates in one reportable business segment.

Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the combined financial statements and the accompanying notes. Actual results may differ from those estimates.

Concentrations of Business Risk

Revenue from significant partners, which is defined as 10% or more of our total revenue, was as follows:

	Year-ended December 31,
	2021	2020	2019(1)
Partner A	28%	26%	17%
Partner B	24%	21%	12%
Partner C	11%	10%	11%
(1)	Partner A, B and C in 2019 represent different customers than 2020 and 2021.

Accounts Receivable

Our accounts receivable represents the amounts we have billed our partners and that are due to us unconditionally for services we have performed. We establish an allowance for credit losses to present the net amount of accounts receivable expected to be collected. The allowance is determined by using the loss-rate method, which requires an estimation of loss rates based upon historical loss experience adjusted for factors that are relevant to determining the expected collectability of accounts receivable. Some of these factors include historical loss experience, delinquency trends, aging behavior of receivables and credit and liquidity quality indicators for industry groups, customer classes or individual customers. During 2021, we considered the current and expected future economic and market conditions including, but not limited to, the anticipated unfavorable impacts of the surrounding novel coronavirus (COVID-19) pandemic on our business and recorded an adjustment of $0.1 million of allowance for credit losses as of December 31, 2021.

Property and Equipment

Property and equipment are stated at cost, subject to review for impairment, and depreciated over the estimated useful lives of the assets, which generally range from three to ten years, using the straight-line method. Amortization of leasehold improvements is recorded over the shorter of the lease term or estimated useful life of the related asset. Maintenance and repairs are charged to operations as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operating income or expense.

Acquisitions

We first determine whether a set of assets acquired constitute a business and should be accounted for as a business combination. If the assets acquired are not a business, we account for the transaction as an asset acquisition. Business combinations are accounted for by using the acquisition method of accounting which requires us to use significant estimates and assumptions, including fair value estimates, as of the business combination date and to refine those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for a business combination).

Under the acquisition method of accounting, we recognize separately from goodwill the identifiable assets acquired, the liabilities assumed, including contingent consideration and all contractual contingencies, generally at the acquisition date fair value. Contingent purchase consideration to be settled in cash are remeasured to estimated fair value at each reporting period with the change in fair value recorded in statement of operations. Costs that we incur to complete the business combination such as investment banking, legal and other professional fees are not considered part of consideration and we charge them to general and administrative expense as they are incurred.

We measure goodwill as of the acquisition date as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed.

Should the initial accounting for a business combination be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we record those adjustments to our financial statements in the period of change, if any.

Under the acquisition method of accounting for business combinations, if we identify changes to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period and they relate to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement period adjustment and we record the offset to goodwill. We record all other changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions in current period income tax expense.

Goodwill, Intangible Assets and Other Long-Lived Assets

Goodwill attributed to OmniAb’s combined balance sheets represents the historical goodwill balances in the OmniAb legal entities. Goodwill, which has an indefinite useful life, represents the excess of cost over fair value of net assets acquired. Goodwill is reviewed for impairment at least annually during the fourth quarter, or more frequently if an event occurs indicating the potential for impairment. During the goodwill impairment review, we assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than the carrying amount, including goodwill. We operate in one reporting unit. The qualitative factors include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, the overall financial performance, and events affecting the reporting unit. If, after assessing the totality of these qualitative factors, we determine that it is not more likely than not that the fair value of our reporting unit is less than the carrying amount, then no additional assessment is deemed necessary. Otherwise, we proceed to perform the quantitative assessment. We will then evaluate goodwill for impairment by comparing the estimated fair value of the reporting unit to its carrying value, including the associated goodwill. To determine the fair value, we generally use a combination of market approach based on OmniAb and comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Our cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors. We may also elect to bypass the qualitative assessment in a period and elect to proceed to perform the quantitative assessment for the goodwill impairment test. We performed the annual assessment for goodwill impairment during the fourth quarter of 2021 and 2020, noting no impairment indicators under the qualitative assessment.

Our identifiable intangible assets are composed of acquired core technologies, licensed technologies, contractual relationships, customer relationships and trade names. Identifiable intangible assets with finite lives are generally amortized on a straight-line basis over the assets’ respective estimated useful life. We regularly perform reviews to determine if any event has occurred that may indicate that intangible assets with finite useful lives and other long-lived assets are potentially impaired. If indicators of impairment exist, an impairment test is performed to assess the recoverability of the affected assets by determining whether the carrying amount of such assets exceeds the undiscounted expected future cash flows. If the affected assets are not recoverable, we estimate the fair value of the assets and record an impairment loss if the carrying value of the assets exceeds the fair value. Factors that may indicate potential impairment include market conditions, industry and economic trends, changes in regulations, clinical success, historical and forecasted financial results, significant changes in the ability of a particular asset to generate positive cash flows, and the pattern of utilization of a particular asset. We did not identify indicators of impairment for the finite-lived intangibles and other long-lived assets at December 31, 2021 and 2020.

Revenue Recognition

Our revenue is generated primarily from license fees for technology access, development, regulatory and sales based milestone payments and service revenue for performance of research. We apply the following five-step model in accordance with ASC 606, Revenue from Contracts with Customers, in order to determine the revenue: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

Our revenue is typically derived from our license agreements with our partners and consists of: (i) upfront or annual payments for technology access (license revenue) and payments for performance of research services; (service revenue); (ii) downstream payments in the form of preclinical, intellectual property, clinical, regulatory, and commercial milestones (milestone revenue) and (iii) royalties on net sales from our partners’ product sales, if any. To date, while we have generated revenue from intellectual property and development milestones, we have not generated any revenue from commercial milestone payments or royalties on product sales.

License fees are generally recognized at a point in time once we grant our customers access to our intellectual property rights. We generally satisfy our obligation to grant intellectual property rights on the effective date of the contract.

We recognize service revenue for contracted R&D services performed for our customers over time. We measure our progress using an input method based on the effort we expend or costs we incur toward the satisfaction of our performance obligation. We estimate the amount of effort we expend, including the time it will take us to complete the activities, or the costs we may incur in a given period, relative to the estimated total effort or costs to satisfy the performance obligation. This results in a percentage that we multiply by the transaction price to determine the amount of revenue we recognize each period. This approach requires us to make estimates and use judgement. If our estimates or judgements change over the course of the collaboration, they may affect the timing and amount of revenue that we recognize in the current and future periods.

We include contingent milestone based payments in the estimated transaction price when there is a basis to reasonably estimate the amount of the payment and is probable of being achieved. These estimates are based on historical experience, anticipated results and our best judgment at the time. If the contingent milestone based payment is sales-based, we apply the royalty recognition constraint and record revenue when the underlying sale has taken place. Significant judgments must be made in determining the transaction price for our licenses of intellectual property. Because of the risk that products in development with our partners will not reach development based milestones or receive regulatory approval, we generally recognize any contingent payments that would be due to us upon or after the development milestone or regulatory approval.

Deferred Revenue

Depending on the terms of the arrangement, we may also defer a portion of the consideration received if we have to satisfy a future obligation.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the combined balance sheet. We generally receive payment at the point we satisfy our obligation or soon after. Any fees billed in advance of being earned are recorded as deferred revenue. During the year ended December 31, 2021, the amount recognized as revenue that was previously deferred at December 31, 2020 was $7.4 million. During the year ended December 31, 2020, the amount recognized as revenue that was previously deferred at December 31, 2019 was $0.4 million. During the year ended December 31, 2019, the amount recognized as revenue that was previously deferred at December 31, 2018 was $2.4 million.

Disaggregation of Revenue

The following table represents disaggregation of service revenue, license fees and milestone revenue (in thousands):

	Year ended December 31,
	2021	2020	2019
License fees	$4,500	$4,260	$5,700
Milestone revenue	10,164	7,125	7,050
Service revenue	20,084	11,883	5,568
	$34,748	$23,268	$18,318

Milestone revenue represents variable consideration in the contracts where uncertainties have been resolved and the development milestones are probable of being achieved or were achieved.

Research and Development Expenses

Research and development expense consists of labor, material, equipment, and allocated facilities costs of our scientific staff who are working pursuant to our collaborative agreements and other research and development projects. Also included in research and development expenses are third-party costs incurred for our research programs including in-licensing costs, and costs incurred by other research and development service vendors. We expense these costs as they are incurred. When we make payments for research and development services prior to the services being rendered, we record those amounts as prepaid assets on our combined balance sheet and we expense them as the services are provided.

Share-Based Compensation

Certain of our employees participated in our Parent’s equity-based incentive plans. We incur share-based compensation expense related to restricted stock, shares issued under Ligand’s Employee Stock Purchase Plan (as amend and restated in 2019) (ESPP) and stock options. The Company has not issued any share-based compensation instruments on a standalone basis.

Restricted stock units (RSU) and performance stock units (PSU) are all considered restricted stock. The fair value of restricted stock is determined by the closing market price of the Parent’s common stock on the date of grant. We recognize share-based compensation expense based on the fair value on a straight-line basis over the requisite service periods of the awards, taking into consideration of forfeitures as they occur. PSU generally represent right to receive a certain number of shares of common stock based on the achievement of the Parent’s corporate performance goals and continued employment during the vesting period. At each reporting period, we reassess the probability of the achievement of such corporate performance goals and any expense change resulting from an adjustment in the estimated shares to be released are treated as a cumulative catch-up in the period of adjustment.

We use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock purchases under the ESPP and stock options granted. The model assumptions include expected volatility, term, dividends, and the risk-free interest rate. We look to historical and implied volatilities of Ligand stock to determine the expected volatility. The expected term of an award is based on historical forfeiture experience, exercise activity, and on the terms and conditions of the stock awards. The expected dividend yield is determined to be 0% given that except for 2007, during which our Parent declared a cash dividend on its common stock of $2.50 per share, our Parent has not paid any dividends on our common stock in the past and currently does not expect to pay cash dividends or make any other distributions on common stock in the future. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

We grant options, RSUs and PSUs to employees and non-employee directors under Ligand’s equity plan. Non-employee directors are accounted for as employees. Options and RSUs granted to certain non-employee directors typically vest one year from the date of grant. Options granted to employees typically vest 1/8 on the six month anniversary of the date of grant, and 1/48 each month thereafter for forty-two months. RSUs and PSUs granted to employees vest over three years. All option awards generally expire ten years from the date of grant.

Income Taxes

Income taxes as presented herein include current and deferred income taxes of Ligand allocated to our standalone financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the Accounting Standards Codification (“ASC”) Topic 740, Income Taxes (“Topic 740”). Accordingly, our income tax provision was prepared following the “Separate Return Method.” The Separate Return Method applies Topic 740 to the standalone financial statements of the OmniAb members of the consolidated group as if the group member were a separate taxpayer which joined in filing a consolidated federal income tax return and combined state income tax returns separate from Ligand. As a result, actual tax transactions included in the consolidated financial statements of Ligand may not be included in the combined financial statements of OmniAb. Similarly, the tax treatment of certain items reflected in the combined financial statements of OmniAb may not be reflected in the consolidated financial statements and tax returns of Ligand; therefore, items such as net operating losses, credit carryforwards and valuation allowances may exist in the standalone financial statements that may or may not exist in Ligand’s consolidated financial statements.

We provide for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. If necessary, deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

We account for uncertain tax positions recognized in the combined financial statements in accordance with the provisions of Topic 740 by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. When uncertain tax positions exist, we recognize the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. We evaluate uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could affect our income tax provision in future periods. Interest and penalty charges, if any, related to unrecognized tax benefits would be classified as a provision for income tax in our combined statement of operations.

In general, the taxable loss of OmniAb for the tax years ended December 31, 2021, 2020 and 2019 was included in Ligand’s U.S. consolidated federal and combined state income tax returns, where applicable. As such, separate income tax returns were not prepared for OmniAb. Consequently, income taxes currently payable are deemed to have been remitted to Ligand in the period the liability arose and income taxes currently receivable are deemed to have been received from Ligand in the period that a refund could have been recognized by OmniAb had we been a separate taxpayer, if applicable.

Impact of COVID-19 Pandemic

The COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting us, as well as our employees, partners, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions have been taking actions since the onset of the pandemic in an effort to slow the spread of COVID-19 initially, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. We have generally restricted in-person access to our executive offices, our administrative employees are working remotely on an intermittent basis, and we have limited the number of staff in our research and development laboratories and other facilities. To date, we have not experienced material disruptions in our business operations or financial impacts. While it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, the continued spread of COVID-19 and variants of the virus, the rate of vaccinations regionally and globally and the measures taken by the government authorities, and any future epidemic disease outbreaks, could: disrupt the supply chain and the manufacture or shipment of products and supplies for use by us in our antibody discovery activities and by our partners for their discovery and development activities; delay, limit or prevent us or our partners’ from continuing research and development activities; impede our negotiations with partners and potential partners; impede testing, monitoring, data collection and analysis and other related activities, by us and our partners; interrupt or delay the operations of the FDA or other regulatory authorities, which may impact review and approval timelines for initiation of clinical trials or marketing by our partners; impede the launch or commercialization of any approved products; any of which could delay our partnership programs, increase our operating costs, and have a material adverse effect on our business, financial condition and results of operations.

In addition, if COVID-19 infects our genetically modified animals, which form the basis of our platform, or if there is an outbreak among our employees who maintain and care for these animals, we and our partners may be unable to produce antibodies for development. The COVID-19 pandemic and mitigation measures have had and may continue to have, and any future epidemic disease outbreak may have, an adverse impact on global economic conditions, which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the virus and new variants and the actions to contain its impact.

Accounting Standards Not Yet Adopted

We do not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on our combined financial statements or disclosures.

Subsequent Events

We consider events or transactions that have occurred after the balance sheet date of December 31, 2021, but prior to the filing of the financial statements with the SEC to provide additional evidence relative to certain estimates or to identify matters that require additional recognition or disclosure. Subsequent events have been evaluated through the filing of this registration statement on Form S-4, of which this proxy statement/prospectus/information statement forms a part.

4. Acquisitions

As set forth below, we completed four acquisitions from January 1, 2019 through December 31, 2021, of which two (Icagen and Ab Initio) were accounted for as business combinations and Taurus and xCella were accounted for as asset acquisitions. For business combinations, we applied the acquisition method of accounting. Accordingly, we recorded the tangible and intangible assets acquired and liabilities assumed at their estimated fair values as of the applicable date of acquisition. We did not incur any material acquisition related costs.

Taurus Acquisition

On September 9, 2020, we acquired Taurus, which discovers and humanize antibodies from immunized cows and cow-derived libraries. These antibodies feature some of the longest CDR-H3s of any species, with unique genetic and structural diversity that can enable binding to challenging antigens with application in therapeutics, diagnostics and research.

The purchase price of $5.2 million included $4.6 million in cash, and a $0.5 million holdback to satisfy indemnification obligations which were settled in September 2021. Taurus stockholders also received nontransferable contingent value rights (CVRs) representing the right to receive up to $4.5 million tied to partnered and internal research and development and up to $25.0 million as a 25% share of post-clinical Taurus product revenues (including milestone payments) received by us. We evaluated this acquisition in accordance with ASC 805, Business Combinations, to discern whether the assets and operations of Taurus met the definition of a business. We accounted for this transaction as an asset acquisition as we concluded that substantially all of the fair value of the gross assets acquired was concentrated in the acquired core technology. As an asset acquisition, for the contingent consideration, we record that when the contingency is resolved and the consideration becomes payable, and as such no amounts were recorded as of the date of acquisition.

The allocation of the consideration was allocated to the acquisition date fair values of acquired assets as follows (in thousands)

Cash included in Parent company net investment	$47
Intangibles assets with finite-life – core technologies	5,155
$5,202

The core technology is being amortized on a straight-line basis over the estimated useful life of 10 years.

xCella Acquisition

On September 8, 2020, we acquired xCella Biosciences, an antibody discovery company. xCella’s xPloration platform is a proprietary microcapillary platform that can screen single B cells for specificity and bioactivity which expand our existing single B-cell assay capabilities in the OmniAb technology platform.

We paid $7.1 million in cash (including a $0.5 million holdback to satisfy indemnification obligations which was settled in September 2021), and issued earnout rights for up to $5.0 million tied to our use of the xCella technology for partnered research and development and for up to $25.75 million as a 25% share of any future milestone payments we received under a certain existing xCella partner arrangement. We evaluated this acquisition in accordance with ASC 805 to discern whether the assets and operations of xCella met the definition of a business. We accounted for this transaction as an asset acquisition as we concluded that substantially all of the fair value of the gross assets acquired was concentrated in the acquired core technology. As an asset acquisition, for the contingent consideration, we record that when the contingency is resolved and the consideration becomes payable, and as such no amounts were recorded as of the date of acquisition.

The allocation of the consideration was allocated to the acquisition date fair values of acquired assets and assumed liabilities as follows (in thousands):

Cash included in Parent company net investment and other assets	$240
Accrued liabilities	(142)
Deferred tax liabilities, net	(320)
Intangibles assets with finite-life – core technology	7,298
$7,076

The core technology is being amortized on a straight-line basis over the estimated useful life of 15 years.

Icagen Acquisition

On April 1, 2020, we acquired the core assets of Icagen and certain of its affiliates. The Icagen Technology Platform leverages proprietary expertise in the combination of biological assays, medicinal chemistry, and in silico and computational chemistry applications for the discovery of therapeutics targeting ion channel pathways. Icagen is partnered with several globally recognized pharmaceutical companies for ion channel drug discovery.

The purchase price of $19.9 million included $15.1 million cash consideration paid upon acquisition, and a contingent earnout payment to the selling shareholders of up to $25.0 million of cash payments based on certain revenue milestones with an estimated fair value of $4.8 million. The fair value of the earnout liability was determined using a probability weighted income approach incorporating the estimated future cash flows from expected future milestones. These cash flows were then discounted to present value using a discount rate based on the market participants’ cost of debt reflective of Icagen. Refer to Note 5, Fair Value Measurement, for further discussion. The liability will be periodically assessed based on events and circumstances related to the underlying milestones, and any change in fair value will be recorded in our combined statements of operations. The carrying amount of the liability may fluctuate significantly and the actual amount paid may be materially different than the carrying amount of the liability. The results of Icagen have been included in our results of operations since the date of acquisition.

The consideration was allocated to the acquisition date fair values of acquired assets and assumed liabilities as follows (in thousands):

Property and equipment, net	$1,173
Prepaids and other assets	588
Liabilities assumed	(812)
Deferred revenue	(3,685)
Deferred tax assets, net	821
Acquired intangibles	12,800
Goodwill(1)	9,055
$19,940
(1)	Goodwill represents the excess of the purchase price over the preliminary fair value of the underlying assets acquired and liabilities assumed. Goodwill is attributable to the assembled workforce of experienced personnel at Icagen and expected synergies.

The majority of the goodwill is deductible for tax purposes. Acquired intangibles include $11.1 million of customer relationships and $1.7 million of core technology. The fair values of the customer relationships were based on a discounted cash flow analysis incorporating the estimated future cash flows from these relationships during the contractual term. These cash flows were then discounted to present value using a discount rate of 17%. The fair value of the customer relationships is being amortized on a straight-line basis over the weighted average estimated useful life of 9.6 years. The fair value of the core technology was based on the discounted cash flow method that estimated the present value of the potential royalties, milestones, and collaboration revenue streams derived from the licensing of the related technologies. These projected cash flows were discounted to present value using a discount rate of 17%. The fair value of the core technology is being amortized on a straight-line basis over the estimated useful life of 10 years. The total acquired intangibles are being amortized on a straight-line basis over the estimated weighted average useful life of 9.7 years.

Ab Initio Acquisition

On July 23, 2019, we acquired Ab Initio, an antigen-discovery company located in South San Francisco, California. Ab Initio has licensed a patented antigen technology owned by Stanford for the discovery of therapeutic antibodies including against difficult-to-access cellular targets. Ab Initio has a collaboration agreement with Pfizer to discover novel therapeutic antibodies against an undisclosed target in the GPCR superfamily.

The purchase price of $12.0 million included $11.9 million cash consideration paid upon acquisition, net of cash acquired, and a $0.15 million cash holdback for potential indemnification claims.

The purchase consideration was allocated to the acquisition date fair values of acquired assets and assumed liabilities as follows (in thousands):

Cash and other assets	$28
Accounts payable and accrued liabilities	(83)
Deferred tax liabilities, net	(196)
Intangible assets with finite-life - core technologies	7,400
Goodwill(1)	4,862
$12,011
(1)	Goodwill represents the excess of the purchase price over the fair value of the underlying assets acquired and liabilities assumed. Goodwill is attributable to the assembled workforce of experienced personnel at Ab Initio and expected synergies.

None of the goodwill is deductible for tax purposes. The fair value of the core technologies was determined based on the discounted cash flow method that estimated the present value of the hypothetical royalty/milestone streams from the licensing of the antigen-discovery technology and collaboration agreement. These projected cash flows were discounted to present value using a discount rate of 12.0%. The fair value of the core technologies is being amortized on a straight-line basis over the weighted average estimated useful life of approximately 20 years.

5. Fair Value Measurement

We measure certain financial liabilities at fair value on a recurring basis. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. We establish a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels are described below with level 1 having the highest priority and level 3 having the lowest:

Level 1 — Observable inputs such as quoted prices in active markets

Level 2 — Inputs other than the quoted prices in active markets that are observable either directly or indirectly

Level 3 — Unobservable inputs in which there is little or no market data, which require our company to develop its own assumptions

Liabilities Measured on a Recurring Basis

The following table presents the hierarchy for our liabilities measured at fair value (in thousands):

	December 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities:
Crystal contingent liabilities(1)	$—	$—	$—	$—	$—	$—	$800	$800
Icagen contingent liabilities(2)	—	—	7,364	7,364	—	—	6,404	6,404
Total liabilities	$—	$—	$7,364	$7,364	$—	$—	$7,204	$7,204
(1)	We acquired Crystal Bioscience in October 2017. The fair value of Crystal contingent liabilities was determined using a probability weighted income approach. Most of the contingent payments are based on development or regulatory milestones as defined in the merger agreement with Crystal. The fair value is subjective and is affected by changes in inputs to the valuation model including management’s estimates regarding the timing and probability of achievement of certain developmental and regulatory milestones. Changes in these estimates may materially affect the fair value. During the year ended December 31, 2020, we paid $1.8 million contingent liability on development milestones to former Crystal shareholders. During the year ended December 31, 2021, we made no payments former Crystal shareholders for contingent liability on development milestones.
(2)	The fair value of Icagen contingent liabilities was determined using a probability weighted income approach. Most of the contingent payments are based on certain revenue milestones as defined in the asset purchase agreement with Icagen. The fair value is subjective and is affected by changes in inputs to the valuation model including management’s estimates regarding the timing and probability of achievement of certain developmental and regulatory milestones. Changes in these estimates may materially affect the fair value. During the year ended December 31, 2020, we paid $0.5 million contingent liability based on revenue milestones to former Icagen shareholders. During the year ended December 31, 2021, we paid $1.1 million contingent liability based on revenue milestones to former Icagen shareholders.

A reconciliation of the level 3 financial instruments as of December 31, 2021 and 2020 is as follows (in thousands):

Fair value of level 3 financial instruments as of January 1, 2020	$2,659
Payments to CVR holders and other contingent payments	(2,325)
Fair value adjustments to contingent liabilities	2,070
Contingent liabilities from Icagen acquisition	4,800
Fair value of level 3 financial instruments as of December 31, 2020	$7,204
Payments on contingent liabilities	(1,770)
Fair value adjustments to contingent liabilities	1,210
Contingent liabilities from xCella asset acquisition(1)	720
$7,364
(1)	The xCella contingent liabilities is determined when the contingency is resolved and the consideration becomes payable. Management concluded that no earnout liability would be recognized at the acquisition date in September 2020. During the year ended December 31, 2021, management paid $0.7 million of earnout liability to be allocated to the cost of the acquired assets due to contingencies being met as part of the acquisition agreement.

The carrying amounts reported in our combined balance sheets for accounts receivable, other assets, accounts payable and other accrued expenses approximate fair value due to relatively short periods to maturity.

Assets Measured on a Non-Recurring Basis

We apply fair value techniques on a non-recurring basis associated with valuing potential impairment losses related to our goodwill, indefinite-lived intangible assets, and long-lived assets.

We evaluate goodwill and indefinite-lived intangible assets annually for impairment and whenever circumstances occur indicating that goodwill might be impaired. We determine the fair value of our reporting unit based on a combination of inputs, including the market capitalization of Ligand, as well as Level 3 inputs such as discounted cash flows, which are not observable from the market, directly or indirectly. We determine the fair value of our indefinite-lived intangible assets using the income approach based on Level 3 inputs.

There were no impairment of our goodwill, indefinite-lived assets, or long-lived assets recorded during the years ended December 31, 2021 and 2020.

6. Leases

Certain legal entities included in this combined financials lease office facilities and equipment primarily under various operating leases. Our operating leases have remaining contractual terms up to ten years, some of which include options to extend the leases for up to ten years. Our lease agreements do not contain any material residual value guarantees, material restrictive covenants, or material termination options. Our operating lease costs are primarily related to facility leases for administration offices and research and development facilities, and our finance leases are immaterial.

Lease assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate generally applicable to the location of the lease asset, unless the implicit rate is readily determinable. Lease assets also include any upfront lease payments made and lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised.

In addition to base rent, certain of our operating leases require variable payments, such as insurance and common area maintenance. These variable lease costs, other than those dependent upon an index or rate, are expensed when the obligation for those payments is incurred. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and the expense for these short-term leases and for operating leases is recognized on a straight-line basis over the lease term.

The depreciable life of lease assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

During the year ended December 31, 2021, we entered into several new lease agreements including our Emeryville headquarter and animal facility expansion and a new Icagen office lease, which resulted in an increase in operating lease right of use assets of $12.7 million and lease liabilities of $13.2 million as of December 31, 2021 for the portion of the lease with a starting accounting lease commencement date during the period.

Operating Lease Assets and Liabilities (in thousands):

	December 31,	December 31,
	2021	2020
Assets
Operating lease assets	$13,332	$2,499
Liabilities
Current operating lease liabilities	578	579
Long-term operating lease liabilities	13,272	2,012
Total operating lease liabilities	$13,850	$2,591

Maturity of Operating Lease Liabilities as of December 31, 2021 (in thousands):

Operating
Maturity Dates	Leases
2022	$2,122
2023	2,178
2024	2,249
2025	2,384
2026	2,433
Thereafter	10,414
Total lease payments	21,780
Less imputed interest	(3,603)
Less tenant improvement allowance	(4,327)
Present value of operating lease liabilities	$13,850

As of December 31, 2021, our operating leases have a weighted-average remaining lease term of 9.3 years and a weighted-average discount rate of 4%. As of December 31, 2020, our operating leases have a weighted-average remaining lease term of 4.7 years and a weighted-average discount rate of 7%. Cash paid for amounts included in the measurement of operating lease liabilities was $1.1 million and $0.7 million for the years ended December 31, 2021 and 2020, respectively. Operating lease expense was $1.6 million, $0.7 million and $0.5 million for the years ended December 31, 2021, 2020 and 2019, respectively.

7. Balance Sheet Account Details

Property and equipment are stated at cost and consist of the following (in thousands):

	December 31,
	2021	2020
Lab and office equipment	$6,410	$3,872
Leasehold improvements	3,495	732
Computer equipment and software	182	182
	10,087	4,786
Less accumulated depreciation and amortization	(3,292)	(1,306)
	$6,795	$3,480

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets which range from three to ten years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or their related lease term, whichever is shorter. Depreciation expense of $2.0 million, $0.8 million and $0.3 million was recognized for the years ended December 31, 2021, 2020 and 2019, respectively, and was included in operating expenses.

Goodwill and identifiable intangible assets consist of the following (in thousands):

	December 31,
	2021	2020
Indefinite-lived intangible assets
Goodwill	$83,979	$83,979
Definite-lived intangible assets
Complete technology	227,403	224,758
Less: Accumulated amortization	(60,099)	(48,321)
Customer relationships	11,100	11,100
Less: Accumulated amortization	(2,083)	(893)
Total goodwill and other identifiable intangible assets, net	$260,300	$270,623

Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful life of the asset of up to 20 years. Amortization expense of $13.0 million, $11.8 million and $10.3 million was recognized for the years ended December 31, 2021, 2020 and 2019, respectively. Estimated amortization expense for the years ending December 31, 2022 through 2026 is $13.0 million per year. For each of the years ended December 31, 2021, 2020 and 2019, there was no impairment of intangible assets with finite lives.

Accrued liabilities consist of the following (in thousands):

	December 31,
	2021	2020
Compensation	$2,320	$1,495
Professional fees	67	22
Royalties owed to third parties	296	272
Subcontractor	—	482
Acquisitions related liabilities	1,000	1,500
Other	63	185
	$3,746	$3,956

8. Income Taxes

We have historically operated as part of Ligand and not as a stand-alone company. We determined the OmniAb income tax provision as if OmniAb had joined in the consolidated federal income tax return and combined state income tax returns separate from Ligand. We recorded a current state income tax expense for the tax years ended December 31, 2021, 2020 and 2019 for certain OmniAb state minimum taxes. We recorded a deferred federal and state income tax benefit for the year ended December 31, 2021 and 2020 to reflect the change in the net deferred tax liability for the period. We recorded a deferred federal tax benefit and deferred state tax expense for the year ended December 31, 2019 to reflect the change in the net deferred tax liability for the period.

The components of the income tax expense (benefit) for continuing operations are as follows (in thousands):

	Year ended December 31,
	2021	2020	2019
Current expense (benefit):
Federal	$—	$—	$—
State	17	14	5
	17	14	5
Deferred expense (benefit):
Federal	(6,756)	(3,662)	(2,779)
State	(569)	(2,523)	3,336
	(7,325)	(6,185)	557
Income tax expense (benefit)	$(7,308)	$(6,171)	$562

A reconciliation of income tax expense (benefit) from continuing operations to the amount computed by applying the statutory federal income tax rate to the net loss from continuing operations is summarized as follows (in thousands):

	Year ended December 31,
	2021	2020	2019
Tax at federal statutory rate	$(7,214)	$(4,983)	$(2,736)
State, net of federal benefit	(350)	(188)	(207)
Contingent liabilities	(168)	(12)	(172)
Share-based compensation	1,143	1,253	847
Research and development credits	(1,064)	(573)	—
Change in uncertain tax positions	119	(6)	—
State tax rate change	37	(1,596)	2,840
Change in valuation allowance	228	—	—
Other	(39)	(66)	(10)
	$(7,308)	$(6,171)	$562

We remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. Significant components of the our deferred tax assets and liabilities as of December 31, 2021 and 2020 are shown below. We assess the positive and negative evidence to determine if sufficient future taxable income will be generated to use the existing deferred tax assets. Our evaluation of evidence resulted in management concluding that the majority of the our deferred tax assets will be realized.

We offset all deferred tax assets and liabilities by jurisdiction, as well as any related valuation allowance, and present them on our consolidated balance sheet as a non-current deferred income tax asset or liability (as applicable). Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2021	2020
Deferred assets:
Net operating loss carryforwards	$6,618	$4,492
Research credit carryforwards	2,803	1,991
Stock compensation	1,703	1,373
Deferred revenue	1,768	772
Operating lease liabilities	3,088	577
Other	1,488	1,015
Valuation allowance for deferred tax assets	(526)	(403)
Net deferred tax assets	$16,942	$9,817
Deferred tax liabilities:
Identified intangibles	(35,114)	(37,479)
Operating lease assets	(2,973)	(560)
Other	(817)	(703)
Net deferred tax liabilities	$(38,904)	$(38,742)
Deferred income taxes, net	$(21,962)	$(28,925)

As of December 31, 2021, we had federal net operating loss carryforwards set to expire through 2037 of $27.3 million and $12.6 million of state net operating loss carryforwards that begin to expire in 2032. We also have $1.9 million of federal research and development credit carryforwards, which expire through 2028. We have $2.0 million of California research and development credit carryforwards that have no expiration date.

Pursuant to Section 382 and 383 of the Internal Revenue Code of 1986, as amended, utilization of our net operating losses and credits may be subject to annual limitations in the event of any significant future changes in its ownership structure. These annual limitations may result in the expiration of net operating losses and credits prior to utilization. The deferred tax assets as of December 31, 2021 are net of any previous limitations due to Sections 382 and 383.

We account for income taxes by evaluating a probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Our remaining liabilities for uncertain tax positions are presented net of the deferred tax asset balances on the accompanying combined balance sheet.

A reconciliation of the amount of unrecognized tax benefits at December 31, 2021, 2020 and 2019 is as follows (in thousands):

	Year ended December 31,
	2021	2020	2019
Balance at beginning of year	$766	$589	$556
Additions based on tax positions related to the current year	128	94	—
Additions for tax positions of prior years	—	87	33
Reductions for tax positions in prior years	—	(4)	—

Balance at end of year	$894	$766	$589

Included in the balance of unrecognized tax benefits at December 31, 2021 is $0.8 million of tax benefits that, if recognized would impact the effective rate. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2021, 2020 and 2019, we recognized an immaterial amount of interest and penalties. We file income tax returns in the United States and various state jurisdictions with varying statutes of limitations. The federal statute of limitation remains open for the 2018 tax year to the present. The state income tax returns generally remain open for the 2017 tax year through the present. Net operating loss and research credit carryforwards arising prior to these years are also open to examination if and when utilized.

9. Relationship with Parent and Related Entities

Historically, the OmniAb business has been managed and operated in the normal course of business consistent with other affiliates of the Parent. Accordingly, certain shared costs have been allocated to OmniAb and reflected as expenses in the combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to OmniAb for purposes of the stand-alone financial statements. However, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if OmniAb historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the combined financial statements may not be indicative of related expenses that will be incurred in the future by OmniAb.

General Corporate Overhead

The combined statements of operations include expenses for certain centralized functions (such as information systems, accounting, treasury, audit, purchasing, human resources, legal and facilities), executive compensation and other programs provided and/or administered by Parent that are charged directly to us. A portion of these costs benefits us and is allocated to us using a pro-rata method based on project-related costs or other measures that management believes are consistent and reasonable.

Costs of $6.1 million, $3.6 million and $2.8 million for the years ended December 31, 2021, 2020 and 2019, respectively, have been reflected in the general and administrative expenses in our combined statements of operations for our allocated share of Parent’s corporate overhead.

Cash Management and Financing

We participate in Ligand’s centralized cash management and financing programs and will continue to participate in Ligand’s centralized cash management until the OmniAb business becomes an independent publicly-traded company.

Disbursements are made through centralized accounts payable systems which are operated by Ligand. Cash receipts are transferred to centralized accounts, also maintained by Ligand. As cash is disbursed and received by Ligand, it is accounted for by us through the Parent company net investment. All obligations are financed by Ligand and financing decisions are determined by central Ligand treasury operations.

Ligand intends to transfer the assets, liabilities and operations of its OmniAb business, pursuant to the terms of a separation agreement, to be entered into between Ligand and OmniAb. Completion of the separation and distribution is subject to certain conditions, including final approval by Ligand’s board of directors. Ligand is targeting the separation of OmniAb during the second quarter of 2022. The separation is anticipated to be tax-free to Ligand stockholders. Accordingly, after the anticipated tax-free separation, all of the related tax attributes of Ligand will remain with Ligand.

Equity-Based Incentive Plans

Certain of our employees participate in our Parent’s equity-based incentive plans. Under the Ligand 2002 Stock Incentive Plan (2002 Plan), our employees, directors, managers and advisors were awarded share-based incentive awards in a number of forms, including nonqualified stock options. Under the 2002 Plan, our employees can be awarded share-based incentive awards which includes non-statutory stock options or incentive stock options, restricted stock units (RSUs), performance stock units (PSUs) and other cash-based or share-based awards. Awards granted to our employees under the incentive plans typically vest 1/8 on the six month anniversary of the date of grant, and 1/48 each month thereafter for forty-two months. We measure share-based compensation for all share-based incentive awards at fair value on the grant date. Share-based compensation expense is generally recognized on a straight-line basis over the requisite service periods of the awards.

Compensation costs associated with our employees’ participation in the incentive plans have been specifically identified for employees who exclusively support our operations and are allocated to us as part of the cost allocations from our Parent. Total costs charged to us related to our employees’ participation in our Parent’s incentive plans, depending on the nature of the employee’s role in our operations, were $15.1 million ($9.0 million in research and development expenses and $6.1 million in general and administrative expenses), $9.2 million ($5.6 million in research and development expenses and $3.6 million in general and administrative expenses) and $6.7 million ($3.9 million in research and development expenses and $2.8 million in general and administrative expenses) during the years ended December 31, 2021, 2020 and 2019, respectively.

Employee Stock Purchase Plan

Our eligible employees participate in our Parent’s ESPP. The ESPP permits eligible participants to purchase Ligand’s shares at a discount through regular payroll deductions of up to 10% of their eligible compensation during the offering period. The ESPP is typically implemented through consecutive six-month offering periods. The purchase price of the shares is 85% of the lesser of the fair market value of the closing price per share on the first day of the offering period and the fair market value of the closing price per share on the last day of the offering period. No participant may purchase more than $25,000 worth of common stock per calendar year.

Costs charged to us related to our employees’ participation in our Parent’s ESPP were $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2021, 2020 and 2019, respectively.

10. Commitments and Contingencies: Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings arising in our ordinary course of business. In the opinion of management, resolution of any pending claims (either individually or in the aggregate) is not expected to have a material adverse impact on our combined financial statements, cash flows or financial position and it is not possible to provide an estimated amount of any such loss. However, the outcome of disputes is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, an unfavorable resolution of one or more matters could materially affect our future results of operations or cash flows, or both, in a particular period.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF MARCH 23, 2022

by and among

LIGAND PHARMACEUTICALS INCORPORATED,

OMNIAB, INC.,

AVISTA PUBLIC ACQUISITION CORP. II

and

ORWELL MERGER SUB INC.

A-i

A-ii

EXHIBITS
Exhibit A	Separation and Distribution Agreement
Exhibit B	Form of Tax Matters Agreement
Exhibit C	Employee Matters Agreement
Exhibit D-1	Form of Transition Services Agreement (Company-Provided)
Exhibit D-2	Form of Transition Services Agreement (SpinCo-Provided)
Exhibit E	Form of A&R Registration Rights Agreement
Exhibit F	Form of Sponsor Insider Agreement
Exhibit G	Form of Parent Charter
Exhibit H	Form of Parent Bylaws
Exhibit I	A&R Forward Purchase Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 23, 2022, is entered into by and among Ligand Pharmaceuticals Incorporated, a Delaware corporation (the “Company”), OmniAb, Inc., a Delaware corporation and wholly owned Subsidiary of the Company (“SpinCo”), Avista Public Acquisition Corp. II, a Cayman Islands exempted company (which will migrate to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Parent”), and Orwell Merger Sub Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS:

(1)Parent is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

(2)At least one day prior to the Effective Time (as defined below), as the first step in the consummation of the Transactions and subject to the conditions set forth in this Agreement, Parent shall migrate to and domesticate as a Delaware corporation (the “Domestication”) in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and the Cayman Islands Companies Act (As Revised) (the “CICA”);

(3)Concurrently with the Domestication, Parent shall file a certificate of incorporation with the Secretary of State of the State of Delaware and adopt bylaws substantially in the forms attached as Exhibits G and H hereto, respectively, with such changes as may be agreed in writing by Parent and the Company;

(4)In connection with the Domestication, (i) each then issued and outstanding share of Parent Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001, per share of Parent (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Parent Common Stock”); (ii) each then issued and outstanding share of Parent Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into one share of Domesticated Parent Common Stock; (iii) each then issued and outstanding Parent Warrant (as defined below) shall convert automatically into a warrant to acquire one share of Domesticated Parent Common Stock (each, a “Domesticated Parent Warrant”), pursuant to the Warrant Agreement (as defined below); and (iv) each then issued and outstanding unit of Parent (the “Parent Units”) shall separate and convert automatically into one share of Domesticated Parent Common Stock and one-third of one Domesticated Parent Warrant;

(5)SpinCo is a wholly owned, direct Subsidiary of the Company;

(6)Contemporaneously with the execution of this Agreement, the Company, SpinCo and Parent are entering into the Separation and Distribution Agreement, pursuant to which the Company will, upon the terms and conditions set forth therein and in accordance with the Internal Reorganization, separate the SpinCo Business such that, after giving effect to the Separation (as defined in the Separation and Distribution Agreement), the SpinCo Business is held by the SpinCo Entities (each foregoing capitalized term as defined below);

(7)Prior to the Distribution (as defined below), in accordance with the Separation and Distribution Agreement, the Company will make the Contribution (as defined below) to SpinCo;

(8)Upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, on the Distribution Date (as defined below), the Company will distribute all of the shares of SpinCo Common Stock (as defined below) to the Company stockholders without consideration on a pro rata basis as set forth in the Separation and Distribution Agreement (the “Distribution”);

(9)Following the Domestication and the Distribution, at the Effective Time, (i) the Parties will effect the merger of Merger Sub with and into SpinCo, with SpinCo continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth herein and (ii) Parent will change its name to “OmniAb, Inc.”;

(10)Pursuant to the Merger, shares of SpinCo Common Stock will be exchanged for shares of Domesticated Parent Stock (as defined below), on the terms and subject to the conditions set forth herein;

(11)The board of directors of Parent (the “Parent Board”) unanimously has (a) determined that the terms of this Agreement and the Transactions (as defined below) are in the best interests of Parent, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, on the terms and subject to the conditions set forth herein, (c) resolved to recommend that the shareholders of Parent approve the Transaction Proposals (as defined below), on the terms and subject to the conditions set forth herein (the “Parent Board Recommendation”), and (d) directed that each of the Transaction Proposals be submitted to a vote at a meeting of Parent’s shareholders;

(12)The board of directors of Merger Sub has determined that the Merger and this Agreement are advisable, has approved this Agreement and the Transactions, including the Merger, and has recommended the approval of this Agreement and the Merger to the sole stockholder of Merger Sub;

(13)Parent, as the sole stockholder of Merger Sub, immediately following the execution and delivery of this Agreement, will approve and adopt this Agreement and the Transactions;

(14)The board of directors of the Company (the “Company Board”) unanimously has approved this Agreement and the Transactions, subject to such further action by the Company Board required to establish the Record Date and the Distribution Date (each as defined below), and the declaration of the Distribution by the Company Board (the effectiveness of which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement);

(15)The board of directors of SpinCo (the “SpinCo Board”) has determined that the Merger and this Agreement are advisable, has approved this Agreement and the Transactions and has recommended the approval of this Agreement and the Merger to the sole stockholder of SpinCo;

(16)The Company, as the sole stockholder of SpinCo, immediately following the execution and delivery of this Agreement, will approve and adopt this Agreement and the Transactions;

(17)In accordance with the terms of this Agreement, Parent shall provide an opportunity to holders of the Parent Class A Common Stock to have their outstanding shares redeemed on the terms and subject to the conditions set forth in this Agreement and Parent’s Governing Documents (as defined below) in connection with obtaining the Parent Shareholder Approval (as defined below);

(18)Concurrently with the execution and delivery of this Agreement, Parent entered into the A&R Forward Purchase Agreement (as defined below) with the Sponsor (as defined below) pursuant to which, and on the terms and subject to the conditions of which, Sponsor has agreed to purchase from Parent the shares of Domesticated Parent Common Stock and Domesticated Parent Warrants described therein, such purchases to be consummated following the Domestication and immediately prior to the Distribution;

(19)At the Effective Time, Parent, the Sponsor, the independent directors of Parent, and the other Persons named as parties therein shall amend and restate that certain Registration and Shareholder Rights Agreement, dated August 9, 2021, by and among Parent, the Sponsor and the other Persons party thereto, substantially in the form attached hereto as Exhibit E (as so amended and restated, and with such further changes as may be agreed in writing by Parent and the Company, the “A&R Registration Rights

Agreement”), to, among other things, include a three (3) month lockup on shares issued to directors and officers of the Company and SpinCo;

(20)Concurrently with the execution and delivery of this Agreement, the Sponsor, Parent and the other Persons named as parties therein have entered into that certain sponsor insider letter agreement (the “Sponsor Insider Agreement”), pursuant to which, among other things, in connection with the Closing, the Sponsor shall subject the shares of Domesticated Parent Common Stock described therein to potential forfeiture in the event that certain funding and/or share price targets are not achieved, upon the terms and subject to the conditions set forth therein; and

(21)It is the intention of the Parties that, for U.S. federal income Tax purposes: (a) the Domestication qualify as a “reorganization” under Section 368(a)(1)(F) of the Code, (b) the Contribution and the Distribution, taken together, qualify as a “reorganization” under Sections 368(a)(1)(D) and 355(a) of the Code; (c) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (d) each of this Agreement and the Separation and Distribution Agreement constitute a “plan of reorganization” for purposes of Section 368 of the Code.

NOW, THEREFORE:

In consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1Definitions. As used herein, the following terms have the following meanings; provided, that terms that are defined by reference to a defined term in the Separation and Distribution Agreement and include herein the term “SpinCo” shall be understood to be referring to the correlative defined term for “SpinCo” used in the Separation and Distribution Agreement:

(1)“A&R Forward Purchase Agreement” means the Amended and Restated Forward Purchase Agreement, dated as of the date hereof, by and among Parent, the Sponsor and the Company.

(2)“A&R Registration Rights Agreement” has the meaning set forth in the Recitals.

(3)“Action” means any claim, action, suit, litigation, arbitration, mediation, inquiry, investigation or other proceeding, in each case, by any Person or Governmental Authority, in each case, before, heard by or otherwise involving any Governmental Authority.

(4)“Actual Fraud” means, with respect to a Party, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV, Article V or Article VI (as applicable); provided, that such actual and intentional fraud shall only be deemed to exist if the applicable representations and warranties were, to the Knowledge of the Company or SpinCo, in the case of Article IV or Article V, or to the Knowledge of Parent, in the case of Article VI, actually breached when made.

(5)“Adjusted Parent Equity Award” has the meaning set forth in the Employee Matters Agreement.

(6)“Adjusted Parent Option” has the meaning set forth in the Employee Matters Agreement.

(7)“Adjusted Parent PSU Award” has the meaning set forth in the Employee Matters Agreement.

(8)“Adjusted Parent RSU Award” has the meaning set forth in the Employee Matters Agreement.

(9)“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For the avoidance of doubt, following the Effective Time, Affiliates of Parent shall include the SpinCo Entities.

(10)“Aggregate Common Consideration Shares” means the quotient of (i) the sum of (a) $850,000,000, plus (b) an amount equal to the aggregate exercise price of SpinCo Options that are issued and outstanding as of immediately prior to the Effective Time, divided by (ii) $10; provided, that if the Aggregate Common Consideration Shares as so calculated (together with the number of Included SpinCo Shares, calculated including shares underlying SpinCo Options, as applicable) would result in the product of (x) the Base Exchange Ratio, multiplied by (y) $10, being less than the exercise price of any of the SpinCo Options issued and outstanding as of immediately prior to the Effective Time, then the calculation described in this definition shall be repeated by excluding the exercise price of all of the SpinCo Options with the highest exercise price per share from the calculation of the aggregate exercise price described in clause (i)(b) of this definition and excluding any shares underlying such SpinCo Options from the calculation of Included SpinCo Shares, in each case, on an iterative basis until the resulting calculations of Aggregate Common Consideration Shares and Included SpinCo Shares causes the product of (I) the Base Exchange Ratio and (II) $10 to be equal to or in excess of the exercise price of all of the SpinCo Options included in such calculations, and the number of Aggregate Common Consideration Shares so calculated shall be the “Aggregate Common Consideration Shares” for the purposes of this Agreement.

(11)“Agreement” means this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the SpinCo Disclosure Schedule, the Company Disclosure Schedule and the Parent Disclosure Schedule), as it may be amended, restated, modified or supplemented from time to time in accordance with its terms.

(12)“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(13)“Balance Sheet Date” means December 31, 2021.

(14)“Base Exchange Ratio” means the quotient of (i) the Aggregate Common Consideration Shares, divided by (ii) the number of Included SpinCo Shares.

(15)“Benefit Plan” has the meaning given to such term in the Employee Matters Agreement.

(16)“BLA” means a biologics license application submitted to the FDA pursuant to 42 U.S.C. § 262 and 21 C.F.R. Part 601, and all supplements, amendments, variations, extensions and renewals thereto.

(17)“Business Combination” has the meaning set forth in Parent’s Governing Documents as in effect on the date hereof.

(18)“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Parent remains domiciled in the Cayman Islands) are authorized or obligated by Law to be closed.

(19)“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

(20)“Change of Control” means any transaction or series of transactions (a) in which the holders of all of the outstanding voting securities of Parent immediately prior to the consummation of such transaction do not directly or indirectly (including through Affiliates) own beneficially or of record immediately upon the consummation of such transaction a majority of the combined outstanding voting securities of the surviving entity in such transaction or of a parent of the surviving entity in such transaction, (b) in which a majority of Parent’s voting securities (outstanding after such transaction) are transferred to or acquired by any Person, or any two or more Persons acting as a “group” (as defined in the Exchange Act), and all Affiliates of such Person or Persons (each, a “Group”), (c) constituting a merger, consolidation, reorganization or other business combination, however effected, following which any Person or Group of Persons (other than Parent, SpinCo or any of their respective Subsidiaries) has direct or indirect beneficial ownership of securities (or rights convertible into or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in Parent or SpinCo or the surviving Person after such merger, consolidation, reorganization or combination or (d) the result of which is a sale of all or substantially all of the assets of Parent or SpinCo to any Person (other than Parent, SpinCo or any of their respective Subsidiaries).

(21)“Code” means the Internal Revenue Code of 1986, as amended.

(22)“Company Benefit Plan” has the meaning given to such term in the Employee Matters Agreement.

(23)“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(24)“Company Distribution Tax Representations” means the representations of an officer of the Company and/or SpinCo, dated as of the Closing Date, in form and substance reasonably satisfactory to LW, delivered to LW in connection with the Company Distribution Tax Opinion.

(25)“Company Disclosure Schedule” means the Disclosure Schedule delivered by the Company to Parent on the date hereof and identified as such.

(26)“Company Equity Award” has the meaning given to such term in the Employee Matters Agreement.

(27)“Company Material Adverse Effect” means any Effect that has, or would reasonably be expected to, individually or in the aggregate, materially impair, materially delay or otherwise have a material adverse effect on the ability of the Company to perform its obligations hereunder or under the other Transaction Documents or to consummate the Transactions, including the Separation and the Distribution, or prevent it from performing such obligations or consummating such Transactions.

(28)“Company Option” has the meaning given to such term in the Employee Matters Agreement.

(29)“Company PSU Award” has the meaning given to such term in the Employee Matters Agreement.

(30)“Company Real Property” means any real property owned, leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (other than the SpinCo Entities), in each case, that is used in connection with the SpinCo Business as it is currently conducted or contemplated to be conducted in the future.

(31)“Company RSU Award” has the meaning given to such term in the Employee Matters Agreement.

(32)“Company SEC Documents” means all forms, reports, Schedules, statements and other documents required to be filed or furnished by the Company or SpinCo with the SEC since January 1, 2019.

(33)“Company Service Provider” has the meaning given to such term in the Employee Matters Agreement.

(34)“Company Tax Opinions” means the Company Distribution Tax Opinion and the Company Merger Tax Opinion.

(35)“Confidentiality Agreement” means that certain Confidentiality Agreement, by and between Parent and the Company, dated as of February 21, 2022.

(36)“Consent” means any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.

(37)“Contract” means any legally binding contract, agreement, understanding, arrangement, loan or credit agreement, note, bond, indenture, lease, warranty, purchase order, sublicense or license or other instrument.

(38)“Contribution” has the meaning set forth in the Separation and Distribution Agreement.

(39)“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

(40)“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, workplace safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act.

(41)“DGCL” has the meaning set forth in the Recitals.

(42)“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

(43)“Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

(44)“Domesticated Parent Common Stock” has the meaning set forth in the Recitals.

(45)“Domesticated Parent Stock” means the Domesticated Parent Common Stock and the Earnout Shares.

(46)“Domesticated Parent Warrant” has the meaning set forth in the Recitals.

(47)“Earnout Exchange Ratio” means the quotient of (i) 15,000,000, divided by (ii) the number of Fully Diluted SpinCo Shares.

(48)“Effect” means any change, event, development, condition, occurrence or effect.

(49)“Employee Matters Agreement” means the Employee Matters Agreement, dated as of the date hereof, by and among Parent, the Company and SpinCo, attached as Exhibit C to this Agreement.

(50)“Entity” means any Person that is a legal entity; provided, that when used in reference to Parent or SpinCo, “Entity” means Parent or SpinCo, in each case together with its respective Subsidiaries, taken as a whole.

(51)“Environmental Laws” means any Law relating to pollution or protection of the environment, natural resources, or human health and safety (to the extent related to exposure to Hazardous Materials or hazardous conditions).

(52)“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

(53)“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(54)“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(55)“EY” means Ernst & Young LLP.

(56)“FDA” means the United States Food and Drug Administration.

(57)“FDCA” means the Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended.

(58)“Foreign Benefit Plan” means any Company Benefit Plan or SpinCo Benefit Plan that is maintained (i) primarily for the benefit of employees outside the United States or (ii) pursuant to the Laws of a country other than the United States.

(59)“Former Company Service Provider” has the meaning given to such term in the Employee Matters Agreement.

(60)“Fully Diluted SpinCo Shares” means, without duplication, the sum of (a) the aggregate number of issued and outstanding shares of SpinCo Common Stock as of immediately prior to the Effective Time, plus (b) the aggregate number of shares of SpinCo Common Stock issuable upon the exercise of all SpinCo Options (whether vested or unvested) as of immediately prior to the Effective Time, plus (c) the aggregate number of shares of SpinCo Common Stock issuable upon the vesting of all SpinCo RSU Awards as of immediately prior to the Effective Time, plus (d) the aggregate number of shares of SpinCo Common Stock issuable upon the vesting of all SpinCo PSU Awards as of immediately prior to the Effective Time.

(61)“GAAP” means generally accepted accounting principles in the United States.

(62)“Good Clinical Practices” means the then current requirements of Law for the conduct of clinical trials (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such applicable regulations for the conduct of human clinical trials (including all applicable requirements relating to protection of human subjects) as are enforced by any Regulatory Authority in any countries other than the United States in which the SpinCo Products are the subject of clinical trials.

(63)“Good Laboratory Practices” means the then current requirements of Law for conducting nonclinical laboratory studies, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such applicable regulations governing the conduct of nonclinical laboratory studies as are enforced by Regulatory Authorities in any country other than the United States in which the SpinCo Products are studied in nonclinical laboratory studies to which requirements apply.

(64)“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association (in each case, as amended, restated, amended and restated or otherwise modified from time to time).

(65)“Governmental Authority” means any federal, state, local, transnational, supranational or foreign government, any Person exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government or Law, including any regulatory, self-regulatory or quasi-regulatory authority, agency, commission, body, department or other instrumentality, and any court, arbitral body or tribunal of competent jurisdiction.

(66)“Government Official” means any officer or employee of a Governmental Authority or any department, agency, or instrumentality thereof, including any political subdivision thereof or any corporation or other Person owned or controlled in whole or in part by any Governmental Authority or any sovereign wealth fund, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.

(67)“Hazardous Material” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or hazardous or toxic substance, material or waste, or any pollutant or contaminant, whether solid, liquid or gas, or any other substance, material or waste that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), radon, asbestos, radioactive materials, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

(68)“Healthcare Laws” means (a) the FDCA, and the regulations promulgated thereunder, (b) the Public Health Service Act (42 U.S.C. 201 et seq.), and the regulations promulgated thereunder, (c) all federal and state fraud and abuse Laws, including the Federal Anti-Kickback Statute, the civil False Claims Act, the Anti-Inducement Law, the exclusion Laws, and the regulations promulgated pursuant to such statutes, (d) the Health Insurance Portability and Accountability Act of 1996, and the regulations promulgated thereunder, and comparable state Laws, (e) Titles XVIII and XIX of the Social Security Act, and the regulations promulgated thereunder and (f) all other applicable healthcare Laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by Regulatory Authorities, each of clause (a) through (f), as may be amended from time to time.

(69)“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(70)“INAD” means an investigational new animal drug exemption pursuant to 21 C.F.R. Part 511.

(71)“Included SpinCo Shares” means, without duplication, the sum of (a) the aggregate number of issued and outstanding shares of SpinCo Common Stock as of immediately prior to the Effective Time, plus (b) the aggregate number of shares of SpinCo Common Stock issuable upon the exercise of all SpinCo Options (whether vested or unvested) as of immediately prior to the Effective Time, other than SpinCo Options excluded from the definition of Aggregate Common Consideration Shares pursuant to the proviso thereto, plus (c) the aggregate number of shares of SpinCo Common Stock issuable upon the vesting of all SpinCo RSU Awards as of immediately prior to the Effective Time, plus (d) the aggregate number of shares of SpinCo Common Stock issuable upon the vesting of all SpinCo PSU Awards as of immediately prior to the Effective Time.

(72)“IND” means an investigational new drug application submitted to the FDA pursuant to 21 C.F.R. Part 312 to permit the introduction of an investigational drug into interstate commerce in the United States for the purposes of conducting human clinical trials, and all supplements, amendments, variations, extensions and renewals thereof.

(73)“Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.

(74)“Interests” means shares, partnership interests, limited liability company interests or any other equity interest in any Person.

(75)“Internal Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

(76)“Intervening Event” means any Effect that (i) was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement and (ii) does not relate to (A) any Business Combination (other than the Merger or the other Transactions) or (B) clearance of the Transaction by any Governmental Authority, including Effects relating to actions taken pursuant to or required to be taken pursuant to Section 7.6; provided, that (1) any change in the price or trading volume of Parent Common Stock shall not be taken into account for purposes of determining whether an Intervening Event has occurred and (2) the Company’s, SpinCo’s or any of their respective Subsidiaries’ meeting, failing to meet or exceeding projections (in and of itself, but not the underlying causes thereof) shall not be taken into account for purposes of determining whether an Intervening Event has occurred.

(77)“Investment Company Act” means the Investment Company Act of 1940, as amended.

(78)“IRS” means the United States Internal Revenue Service.

(79)“IT Assets” has the meaning set forth in the Separation and Distribution Agreement.

(80)“Knowledge” means (a) with respect to the Company, the actual knowledge of the persons set forth in Section 1.1(a) of the Company Disclosure Schedule, after reasonable investigation, (b) with respect to SpinCo, the knowledge of the persons set forth in Section 1.1(a) of the SpinCo Disclosure Schedule, after reasonable investigation and (c) with respect to Parent, the actual knowledge of the persons set forth in Section 1.1(a) of the Parent Disclosure Schedule, after reasonable investigation.

(81)“Law” means, with respect to any Person, any law, statute, code, ordinance, order, decree, award, directive, judgment, ruling, rule, regulation or similar requirement issued, promulgated, enforced or enacted by or under the authority of a Governmental Authority that is binding upon or applicable to such Person.

(82)“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

(83)“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, encroachment, license, option, right of first refusal, security interest or other lien or restriction of any kind.

(84)“Ligand Retained Assets” has the meaning set forth in the Separation and Distribution Agreement.

(85)“Ligand Retained Business” has the meaning set forth in the Separation and Distribution Agreement.

(86)“Losses” means any and all Liabilities, claims, losses, damages, costs, expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses).

(87)“LW” means Latham & Watkins LLP.

(88)“Merger Tax Opinions” means the Company Merger Tax Opinion and the Parent Merger Tax Opinion.

(89)“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

(90)“NADA” means a new animal drug application submitted to the FDA pursuant to 21 U.S.C. § 360b to market a new animal drug in the United States, and all supplements, amendments, variations, extensions and renewals thereto.

(91)“NASDAQ” means the Nasdaq Capital Market.

(92)“NDA” means a new drug application submitted to the FDA pursuant to 21 U.S.C. § 355(b), and all amendments or supplements thereto.

(93)“Parent Business Combination Proposal” means any inquiry, offer, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an inquiry, offer, proposal or indication of interest made or submitted by Parent to the Company or by the Company to Parent) contemplating or otherwise relating to any potential Business Combination (other than the Merger or the other Transactions).

(94)“Parent Class A Common Stock” means the Class A ordinary fully paid shares, par value $0.0001 each per share in the capital of Parent prior to the Domestication.

(95)“Parent Class B Common Stock” means the Class B ordinary fully paid shares, par value $0.0001 each per share in the capital of Parent prior to the Domestication.

(96)“Parent Common Stock” means the Parent Class A Common Stock and the Parent Class B Common Stock.

(97)“Parent Disclosure Schedule” means the Disclosure Schedule delivered by Parent to the Company and SpinCo on the date hereof and identified as such.

(98)“Parent Distribution Tax Representations” means the representations of an officer of Parent, dated as of the Closing Date, in form and substance reasonably satisfactory to LW, delivered to LW in connection with the Company Distribution Tax Opinion.

(99)“Parent Equity Plan” has the meaning set forth in the Employee Matters Agreement.

(100)“Parent ESPP” has the meaning set forth in the Employee Matters Agreement.

(101)“Parent Material Adverse Effect” means any Effect that (a) has, or would reasonably be expected to have, individually or in the aggregate with any other Effects, a material adverse effect on the business or financial condition of the Parent or Merger Sub, taken as a whole; provided, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, individually or in the aggregate, a Parent Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any natural disaster, including any hurricane, storm, flood, tornado, volcanic eruption, earthquake, other weather-related events, or other comparable events, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which the Parent conducts its businesses, (vii) any changes directly resulting from the execution of this Agreement or the Transaction Documents or the announcement or the pendency of the Merger or the Transactions, including actions of suppliers, landlords, distributors, partners or Governmental Authorities and any loss of employees, relationships or customers resulting from the transactions contemplated by this Agreement (provided, that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any changes resulting from any action required to be taken by the terms of this Agreement or at the request or direction of the Company, (ix) the failure to meet any internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (x) any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any COVID-19 Measures or any change in COVID-19 Measures following the date hereof) or (xi) elections to redeem shares of Parent Class A Common Stock in connection with the Parent Shareholders Meeting as required by Parent’s Governing Documents; provided, that in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (x), if such Effect disproportionately impacts the Parent or Merger Sub, taken as a whole, as compared to other participants in similar industries to the industries in which Parent operates, the incremental disproportionate impact thereof may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) has, or would reasonably be expected to, individually or in the aggregate, materially impair or materially delay the ability of Parent to perform its obligations hereunder or under the Separation and Distribution Agreement, or to consummate the Transactions, including the Merger and the Separation, or prevent it from performing such obligations or consummating the Transactions.

(102)“Parent Merger Tax Representations” means the representations of an officer of Parent, dated as of the Closing Date, in form and substance reasonably satisfactory to LW and Weil, delivered to LW and Weil in connection with the Merger Tax Opinions.

(103)“Parent Private Placement Warrant” means a warrant to purchase one (1) share of Parent Class A Common Stock at an exercise price of eleven dollars fifty cents ($11.50) issued to the Sponsor prior to consummation of Parent’s initial public offering.

(104)“Parent Public Warrant” means a warrant to purchase one (1) share of Parent Class A Common Stock at an exercise price of eleven dollars fifty cents ($11.50), a fraction equal to one-third of which was included in each unit sold as part of Parent’s initial public offering.

(105)“Parent Registration Statement” means the registration statement on Form S-4 to be filed by Parent with the SEC (as amended and supplemented from time to time) to effect the registration under the Securities Act of the issuance of (a) the shares of Domesticated Parent Common Stock and the Earnout Shares that will be issued to holders of SpinCo Common Stock and holders of SpinCo Equity Awards pursuant to the Merger, (b) the shares of Domesticated Parent Common Stock and the Domesticated Parent Warrants that will be issued to holders of Parent Common Stock and Parent Public Warrants in the Domestication and the shares of Domesticated Parent Common Stock underlying such Domesticated Parent Warrants and (c) the Adjusted Parent Equity Awards into which the SpinCo Equity Awards are converted pursuant to the Merger and the shares of Domesticated Parent Common Stock underlying such Adjusted Parent Equity Awards.

(106)“Parent SEC Documents” means all forms, reports, schedules, statements and other documents required to be filed or furnished by Parent with the SEC since August 12, 2021.

(107)“Parent Share Issuance” means the issuance of shares of Domesticated Parent Stock pursuant to the Domestication, the PIPE Investment, the Redemption Backstop and the Merger.

(108)“Parent Share Redemption” means the election of an eligible holder of Parent Class A Common Stock (as determined in accordance with Parent’s Governing Documents) to redeem all or a portion of the shares of Parent Class A Common Stock held by such holder at a per-share price, payable in cash, equal to the pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) represented by such redeemed shares (as determined in accordance with Parent’s Governing Documents and the Trust Agreement) in connection with the Transaction Proposals.

(109)“Parent Share Redemption Amount” means the aggregate amount payable with respect to all Parent Share Redemptions.

(110)“Parent Shareholder Approval” means the approval of (i) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 7.4(e)(ii), in each case, by a special resolution under the CICA (being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present and entitled to vote at the Parent Shareholders Meeting, vote at the Parent Shareholders Meeting), (ii) those Transaction Proposals identified in clauses (D), (E), (F) and (I) of Section 7.4(e)(ii), in each case, by an ordinary resolution under the CICA (being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Parent Shareholders Meeting, vote at the Parent Shareholders Meeting) and (iii) those Transaction Proposals identified in clauses (G) and (H) of Section 7.4(e)(ii), in each case, by an affirmative vote of the number of holders of Parent Common Stock required to approve such Transaction Proposals under applicable Law and the Governing Documents of Parent.

(111)“Parent Subsidiaries” means all direct and indirect Subsidiaries of Parent. For the avoidance of doubt, following the Effective Time, the Parent Subsidiaries shall include the SpinCo Entities.

(112)“Parent Tax Opinions” means the Parent Domestication Tax Opinion and the Parent Merger Tax Opinion.

(113)“Parent Tax Representations” means the Parent Distribution Tax Representations and the Parent Merger Tax Representations.

(114)“Parent Trading Price” means the share price equal to the volume weighted average closing sale price of one share of Domesticated Parent Common Stock as reported on NASDAQ (or the exchange on which the shares of Domesticated Parent Common

Stock are then listed) for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Domesticated Parent Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Parent Common Stock).

(115)“Parent Unit” has the meaning set forth in the Recitals.

(116)“Parent Warrant” means any Parent Private Placement Warrant or Parent Public Warrant.

(117)“Patent” has the meaning set forth in the Separation and Distribution Agreement.

(118)“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.

(119)“Permitted Liens” means (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent; (b) requirements and restrictions of zoning, licensing, permitting, building and other similar land-use Laws which are not violated by the present use or occupancy of the real property subject thereto; (c) Liens for Taxes or mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business and with respect to any amounts, in each case (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) non-exclusive licenses of Intellectual Property granted to customers in the ordinary course of business consistent with past practice; (e) all encroachments, overlaps, overhangs, variations in area or measurement, rights of parties in possession, servitudes or easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other similar non-monetary matters) of public record or any other similar matters not of record which would be disclosed by an accurate survey or physical inspection of the applicable real property; provided, that such Liens, individually or in the aggregate, do not or would not reasonably be expected to materially impair or interfere with the operation or use of such real property in the ordinary course operation of the respective businesses of SpinCo and its Subsidiaries or Parent and its Subsidiaries, as applicable, in each case, as currently conducted thereon; (f) with respect to any real property, (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien on the lessor’s interest therein and (ii) any Liens encumbering the underlying fee title of the real property; provided, that such Liens, individually or in the aggregate, do not or would not reasonably be expected to materially impair or interfere with the operation or use of such real property in the ordinary course operation of the respective businesses of SpinCo and its Subsidiaries or Parent and its Subsidiaries, as applicable, in each case, as currently conducted thereon; (g) any real property Liens that do not, individually or in the aggregate, result in a Parent Material Adverse Effect or SpinCo Material Adverse Effect, as applicable; (h) reversionary rights in favor of landlords under any real property leases with respect to any of the buildings or other improvements owned by SpinCo, Parent or any of their Subsidiaries, as applicable; provided, that such Liens, individually or in the aggregate, do not or would not reasonably be expected to materially impair or interfere with the operation or use of such real property in the ordinary course operation of the respective businesses of SpinCo and its Subsidiaries or Parent and its Subsidiaries, as applicable, in each case, as currently conducted thereon; (i) purchase money Liens and Liens securing rental payments under capital lease agreements; (j) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) or 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (k) liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business to the extent not subject to any default; (l) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (m) Liens arising under or created by this Agreement or any Transaction Document (other than as a result of a breach or default under such Contracts); (n) Liens securing the Financing; (o) Liens described on Section 1.1(b) of the SpinCo Disclosure Schedule or Section 1.1(b) of the Parent Disclosure Schedule, as applicable; and (p) Liens (other than Liens on Intellectual Property) that do not, individually or in the aggregate, materially affect or disrupt the ordinary course operation of the respective businesses of SpinCo and its Subsidiaries or Parent and its Subsidiaries, as applicable, in each case, taken as a whole.

(120)“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other organization or entity of any kind.

(121)“Personal Information” means all information in any form or media that identifies or could be used to identify an individual person (including any current, prospective, or former customer, end user or employee), in addition to any definition for

“personal information” or any similar term provided by applicable Law or by the Company or SpinCo in any of its privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

(122)“PIPE Investment” means the purchase of shares of Domesticated Parent Common Stock and Domesticated Parent Warrants pursuant to the A&R Forward Purchase Agreement with a purchase price equal to the PIPE Investment Amount.

(123)“PIPE Investment Amount” means the aggregate gross purchase price of $15,000,000 payable to Parent prior to or substantially concurrently with the Effective Time for shares of Domesticated Parent Common Stock and Domesticated Parent Warrants in the PIPE Investment.

(124)“PIPE Investor” means Sponsor or any Person to whom such right and obligation is assigned by Sponsor as permitted by the terms of the A&R Forward Purchase Agreement.

(125)“Privacy Laws” means applicable Laws, and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification, the use of biometric identifiers, and the use of Personal Information for marketing purposes.

(126)“Privacy Requirements” means all applicable Privacy Laws and all of the Company’s and SpinCo’s policies, notices, and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information.

(127)“Proxy Statement” means the proxy statement to be mailed to the shareholders of Parent relating to the Parent Shareholders Meeting, including any amendments or supplements thereto.

(128)“Qualified SpinCo Common Stock” means SpinCo Common Stock received by holders of Company Common Stock pursuant to the Distribution, except for any SpinCo Common Stock that is acquired, directly or indirectly, pursuant to a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

(129)“Record Date” means 5:00 p.m. New York time on the date determined by the Company Board as the record date for determining stockholders of the Company entitled to receive shares of SpinCo Common Stock in the Distribution.

(130)“Redemption Backstop” means the purchase of up to 10,000,000 shares of Domesticated Parent Common Stock at a purchase price of $10.00 per share pursuant to the A&R Forward Purchase Agreement, excluding the Domesticated Parent Common Stock subject to the PIPE Investment.

(131)“Regulatory Authority” means the FDA or any other comparable Governmental Authority.

(132)“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses, exemptions and permits granted by any Regulatory Authority, including any INDs, NDAs, BLAs, NADAs, and INADs.

(133)“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, disposing or dumping into the environment.

(134)“Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, financing sources, consultants, advisors or other Persons acting on behalf of such Person.

(135)“Requisite Regulatory Approvals” means the expiration or termination of the applicable waiting period under the HSR Act (and any extension thereof under the HSR Act) and all regulatory authorizations, consents, clearances, orders, approvals or expirations of applicable waiting periods set forth on Section 1.1(c) of the Parent Disclosure Schedule.

(136)“Securities Act” means the Securities Act of 1933, as amended.

(137)“Separation and Distribution Agreement” means that Separation and Distribution Agreement, dated as of the date hereof, by and among the Company, Parent and SpinCo, attached as Exhibit A to this Agreement.

(138)“Software” has the meaning set forth in the Separation and Distribution Agreement.

(139)“SpinCo Affiliate Contract” means any Contract, whether or not in writing, (a) between any SpinCo Entity, on the one hand, and any present or former officer or director of the SpinCo Entities or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand, or (b) between any SpinCo Entity, on the one hand, and the Company and/or any of its Subsidiaries (other than a SpinCo Entity), on the other hand.

(140)“SpinCo Assets” has the meaning set forth in the Separation and Distribution Agreement.

(141)“SpinCo Benefit Plan” has the meaning set forth in the Employee Matters Agreement.

(142)“SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

(143)“SpinCo Common Stock” means the common stock, par value $0.001 per share, of SpinCo.

(144)“SpinCo Contract” has the meaning set forth in the Separation and Distribution Agreement.

(145)“SpinCo Datasite” means the datasite established by the Company for purposes of due diligence of the SpinCo Entities and the SpinCo Business.

(146)“SpinCo Disclosure Schedule” means the Disclosure Schedule delivered by the Company and SpinCo to Parent on the date hereof and identified as such.

(147)“SpinCo Entities” means SpinCo and the SpinCo Subsidiaries, after giving effect to (or assuming the effect of, as applicable) the Internal Reorganization.

(148)“SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

(149)“SpinCo Equity Award” has the meaning set forth in the Employee Matters Agreement.

(150)“SpinCo Financial Statements” means, collectively, the draft, combined statements of operations of the SpinCo Business for the fiscal years ended December 31, 2019, December 31, 2020 and December 31, 2021, and the draft, combined balance sheets of the SpinCo Business for the fiscal years ended December 31, 2020 and December 31, 2021, attached to Section 5.9 of the SpinCo Disclosure Schedules.

(151)“SpinCo IT Systems” means all IT Assets owned, leased or used by or on behalf of (i) as of the date hereof, the Company or any of its Subsidiaries with respect to the SpinCo Business, and (ii) as of the Distribution, any of the SpinCo Entities, including, in each case, all IT Assets included in the SpinCo Assets.

(152)“SpinCo Independent Contractor” has the meaning set forth in the Employee Matters Agreement.

(153)“SpinCo Licensed Intellectual Property” means all Intellectual Property licensed from a third party pursuant to a written Contract to, (a) as of the date hereof, the Company or any of its Subsidiaries with respect to the SpinCo Business, and (b) as of the Distribution, any of the SpinCo Entities, that, in each case of clauses (a) and (b), is used, practiced or held for use or practice by or on behalf of (i) as of the date hereof, the Company or any of its Subsidiaries with respect to the SpinCo Business, and (ii) as of the Distribution, any of the SpinCo Entities.

(154)“SpinCo Material Adverse Effect” means any Effect that (a) has, or would reasonably be expected to have, individually or in the aggregate with any other Effects, a material adverse effect on the business, financial condition or results of operations of the SpinCo Business, taken as a whole; provided, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, individually or in the aggregate, a SpinCo Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any natural disaster, including any hurricane, storm, flood, tornado, volcanic eruption, earthquake, other weather-related events, or other comparable events, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which the SpinCo Entities conduct their businesses, (vii) any changes directly resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation, including actions of suppliers, landlords, distributors, partners or Governmental Authorities and any loss of employees, relationships or customers resulting from the transactions contemplated by this Agreement (provided, that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any changes resulting from any action required to be taken by the terms of this Agreement (other than the first sentence of Section 7.2) or at the request or direction of Parent or Merger Sub, (ix) the failure to meet any internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), or (x) any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any COVID-19 Measures or any change in COVID-19 Measures following the date hereof); provided, that in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (x), if such Effect disproportionately impacts the SpinCo Entities or the SpinCo Business, taken as a whole, as compared to other participants in similar industries to the industries in which the SpinCo Business operates, the incremental disproportionate impact thereof may be taken into account in determining whether a SpinCo Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) has, or would reasonably be expected to, individually or in the aggregate, materially impair or materially delay the ability of SpinCo to perform its obligations hereunder or under the Separation and Distribution Agreement, or to consummate the Transactions, including the Merger and the Separation, or prevent it from performing such obligations or consummating the Transactions.

(155)“SpinCo Merger Tax Representations” means the representations of an officer of SpinCo, dated as of the Closing Date, in form and substance reasonably satisfactory to LW and Weil, delivered to LW and Weil in connection with the Merger Tax Opinions.

(156)“SpinCo Option” has the meaning given to such term in the Employee Matters Agreement.

(157)“SpinCo Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the SpinCo Entities as of the Distribution, including the SpinCo Intellectual Property (as defined in the Separation and Distribution Agreement).

(158)“SpinCo Products” means any investigational animal created, used, provided, or otherwise made available by or on behalf of the SpinCo Business, and any antibodies or other products derived from such animals by the SpinCo Business; provided, that “SpinCo Products” shall not include any such products or product candidates to the extent developed, tested, marketed, manufactured, advertised, promoted or commercialized by customers of the SpinCo Business, in each case, that are not proprietary to, or owned or purported to be owned by, (i) as of the date hereof, the Company or any of its Subsidiaries with respect to the SpinCo Business, or (ii) as of the Distribution, any of the SpinCo Entities.

(159)“SpinCo PSU Award” has the meaning given to such term in the Employee Matters Agreement.

(160)“SpinCo Registration Statement” means the registration statement on Form 10 to be filed by SpinCo with the SEC to effect the registration under the Exchange Act of the shares of SpinCo Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

(161)“SpinCo RSU Award” has the meaning given to such term in the Employee Matters Agreement.

(162)“SpinCo Service Provider” has the meaning given to such term in the Employee Matters Agreement.

(163)“SpinCo Subsidiaries” means all direct and indirect Subsidiaries of SpinCo, after giving effect to the Internal Reorganization.

(164)“Sponsor” means Avista Acquisition LP II, a Cayman Islands exempted limited partnership and an Affiliate of Parent.

(165)“Sponsor Insider Agreement” has the meaning set forth in the Recitals.

(166)“Subsidiary” means, with respect to any Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or Interests that by their terms have ordinary voting power to elect a majority of the board of directors or other similar body is owned or controlled, directly or indirectly, by such Person, or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member or holds a similar role.

(167)“Tax Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

(168)“Tax Returns” has the meaning set forth in the Tax Matters Agreement.

(169)“Taxes” has the meaning set forth in the Tax Matters Agreement.

(170)“Trade Secret” has the meaning set forth in the Separation and Distribution Agreement).

(171)“Trademark” has the meaning set forth in the Separation and Distribution Agreement.

(172)“Transaction Documents” means the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreements, the A&R Forward Purchase Agreement, the Sponsor Insider Agreement and the A&R Registration Rights Agreement, in each case, including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

(173)“Transaction Process” means all matters relating to the separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business (including the potential spin-off of the SpinCo Business), including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the disposition or sale of the SpinCo Business or SpinCo Assets or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the other Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

(174)“Transactions” shall mean the Domestication, the Separation, the Distribution, the Merger and the other transactions contemplated by this Agreement and the Transaction Documents.

(175)“Transition Services Agreements” has the meaning set forth in the Separation and Distribution Agreement.

(176)“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

(177)“Trust Amount” means the amount of cash available in the Trust Account following the Parent Shareholders Meeting, after deducting the amount required to satisfy the Parent Share Redemption Amount (prior to payment of any unpaid transaction expenses).

(178)“Warrant Agreement” means the Warrant Agreement, dated as of August 9, 2021, between Parent and Continental Stock Transfer & Trust Company.

(179)“Weil” means Weil, Gotshal & Manges LLP.

(180)“Willful Breach” means, with respect to any obligation, covenant or agreement of a Party in this Agreement, any material breach of or material failure to perform such obligation, covenant or agreement that such Party intentionally takes (or intentionally fails to take or perform) with actual knowledge that such action or omission or failure to perform would, or would reasonably be expected to, cause or result in a material breach of this Agreement.

(181)“Working Capital Loans” means any loan made to Parent by any of the Sponsor, any Affiliate of the Sponsor, or any of Parent’s officers or directors, and evidenced by a promissory note, for the purpose of financing working capital or costs incurred in connection with a Business Combination.

Section 1.2Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

A&R Registration Rights Agreement	Recitals
Antitrust Division	Section 7.6(b)
Certificate of Merger	Section 2.3(d)
Chosen Courts	Section 10.3
CICA	Recitals
Class A Merger Consideration	Section 3.1(a)(i)
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 5.18(h)
Company	Preamble
Company Board	Recitals
Company Distribution Tax Opinion	Section 7.3(b)
Company Group	Section 10.14(b)
DGCL	Recitals
Distribution	Recitals
Distribution Documents	Section 5.23
Domesticated Parent Common Stock	Recitals
Domesticated Parent Warrant	Recitals
Domestication	Recitals
Effective Time	Section 2.3(d)
Evaluation Material	Section 10.2
Exchange Agent	Section 3.2(b)
Exchange Agent Agreement	Section 3.2(b)
Exchange Fund	Section 3.2(b)
FTC	Section 7.6(b)
Government Contract	Section 5.15(a)(xiv)
Interim Period	Section 7.1
Investment	Section 6.3(f)
JOBS Act	Section 6.6(a)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(a)(vi)
Merger Sub Shareholder Approval	Section 7.21
Modification in Recommendation	Section 7.5
Outside Date	Section 9.1(b)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Bylaws	Section 7.15
Parent Charter	Section 7.15
Parent Domestication Tax Opinion	Section 7.3(d)
Parent SEC Filings	Section 6.13
Parent Securities	Section 6.3(a)
Parent Shareholders Meeting	Section 7.4(e)(i)
Parent Units	Recitals
Party	Preamble
Personnel IP Contract	Section 5.19(h)

Term	Section

Prospectus	Section 10.1
Remedies Exception	Section 4.2
SpinCo	Preamble
SpinCo Board	Recitals
SpinCo CBA	Section 5.16(c)
SpinCo Material Contracts	Section 5.15(a)
SpinCo Proposal	Section 7.9(a)
SpinCo Real Property Lease	Section 5.15(a)(ix)
SpinCo Registered Intellectual Property	Section 5.19(a)
SpinCo Shareholder Approval	Section 5.24
SpinCo Voting Debt	Section 5.3(b)
Sponsor Insider Agreement	Recitals
Subsequent Audited Annual SpinCo Financial Statements	Section 7.22(a)
Subsequent Period SpinCo Financial Statements	Section 7.22(a)
Subsequent Unaudited SpinCo Financial Statements	Section 7.22(a)
Surviving Corporation	Section 2.1
Tax-Free Status	Section 7.3(a)
Transaction Litigation	Section 7.11
Transaction Proposals	Section 7.4(e)(ii)
Trust Account	Section 10.1
Unpaid Transaction Expenses	Section 2.3(c)
WARN	Section 5.16(e)

Section 1.3Interpretation.

(a)Unless the context of this Agreement otherwise requires:

(i)(a) words of any gender include each other gender and neuter form; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) derivative forms of defined terms will have correlative meanings; (d) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (e) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (f) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (g) the word “or” shall be disjunctive but not exclusive;

(ii)any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date or dates.

(iii)references to any federal, state, local, or foreign statute or Law shall include all regulations promulgated thereunder; and

(iv)references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b)The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c)Nothing herein (including the SpinCo Disclosure Schedule, Company Disclosure Schedule and the Parent Disclosure Schedule) shall be deemed an admission by any Party or any of its Affiliates, in any Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.

(d)Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(e)When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(f)The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(g)The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(h)All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

(i)All monetary figures shall be in United States dollars unless otherwise specified.

(j)No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect, Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or materiality.

(k)The phrases “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party (and includes such information or documents that have been furnished to its Representatives acting on its behalf or posted to the SpinCo Datasite) or (ii) are otherwise Parent SEC Reports or Company SEC Reports and made publicly available on the SEC’s EDGAR website by Parent or the Company, as applicable, in each case, not later than forty eight hours prior to the execution of this Agreement.

ARTICLE II

THE MERGER

Section 2.1The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into SpinCo in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and SpinCo shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, SpinCo shall become a direct, wholly owned Subsidiary of Parent. References herein to “SpinCo” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 2.2Closing. Unless the Transactions shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on the third Business Day after the conditions set forth in Article VIII (other than those, including the Distribution, that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, by electronic exchange of documents and signatures or at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another date, time or place is agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.3Closing Deliverables; Effective Time.

(a)At the Closing, the Company or SpinCo, as applicable, will deliver or cause to be delivered:

(i)to Parent, a certificate signed by an authorized officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such authorized officer, the conditions specified in Section 8.3(a), (b), (c), and (e) have been satisfied;

(ii)to Parent, the A&R Registration Rights Agreement, duly executed by the parties set forth on Section 2.3(a)(ii) of the Company Disclosure Schedule;

(iii)to Parent, a certificate on behalf of SpinCo, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such documentation to the Internal Revenue Service on behalf of SpinCo after the Closing;

(iv)to Parent, copies of resolutions and actions taken by the Company’s and SpinCo’s board of directors and stockholders in connection with the approval of this Agreement and the Transactions; and

(v)to Parent, all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 8.3.

(b)At the Closing, Parent will deliver or cause to be delivered:

(i)to the Exchange Agent, the shares of Domesticated Parent Stock to be paid in respect of shares of SpinCo Common Stock in accordance with Section 3.1(a), for further distribution to such holders pursuant to Section 3.2;

(ii)to the Company, a certificate signed by an authorized officer of Parent, dated the Closing Date, certifying that, to the knowledge and belief of such authorized officer, the conditions specified in Section 8.1(f) and Section 8.2(a), (b) and (d) have been satisfied;

(iii)to the Company, the A&R Registration Rights Agreement, duly executed by a duly authorized representative of Parent and the Sponsor;

(iv)to the Company, the written resignations of all of the directors and officers of Parent (other than those Persons identified as the initial directors and officers, respectively, of Parent after the Effective Time, in accordance with the provisions of Section 2.5), effective as of the Effective Time;

(v)to the Company, copies of resolutions and actions taken by Parent’s and Merger Sub’s board of directors and stockholders (or managers, as applicable) in connection with the approval of this Agreement and the Transactions; and

(vi)to the Company, all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.2.

(c)On the Closing Date, concurrently with the Effective Time, Parent shall pay or cause to be paid by wire transfer of immediately available funds, all accrued transaction expenses of Parent and those incurred, accrued, paid or payable by Parent’s Affiliates on Parent’s behalf as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date (“Unpaid Transaction Expenses”), which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing.

(d)On the Closing Date, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of

Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Parent and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

(e)For the avoidance of doubt, the Closing and the Effective Time shall occur no sooner than the date that is the day after the completion of the Domestication.

Section 2.4Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation.

(a)The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be as provided in Section 2.4(b) and the reference to the incorporator shall be deleted.

(b)The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be such name as selected by SpinCo in its absolute discretion.

(c)From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of SpinCo as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of SpinCo as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 2.5Governance Matters.

(a)The Parties shall use reasonable best efforts to ensure that the individuals listed on Section 2.5(a) of the Company Disclosure Schedule are nominated and elected as directors of Parent effective immediately after the Closing, and the identities of such individuals shall be made publicly available as promptly as practicable following the date hereof (but in any event prior to the date on which the Parent Registration Statement is filed with the SEC in definitive form).

(b)Subject to the terms of Parent’s Governing Documents, Parent shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time (i) the Parent Board shall have a majority of “independent” directors for purposes of NASDAQ and (ii) the initial officers of Parent shall be as set forth on Section 2.5(b) of the Company Disclosure Schedule, in each case, each of whom shall serve in such capacity in accordance with the terms of Parent’s Governing Documents following the Effective Time.

ARTICLE III

CONVERSION OF SHARES

Section 3.1Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement or any holder of the capital stock of the Company, SpinCo, Merger Sub or Parent:

(a)SpinCo Common Stock and Merger Sub Common Stock.

(i)Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive (A) a number of fully paid and non-assessable shares of Domesticated Parent Common Stock equal to the Base Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv), with cash paid in lieu of fractional shares of Domesticated Parent Common Stock in accordance with Section 3.2(e) (the “Class A Merger Consideration”) and (B) a number of fully paid and non-assessable Earnout Shares equal to the Earnout Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv) (together with the Class A Merger Consideration, the “Merger Consideration”).

(ii)Each share of SpinCo Common Stock held by SpinCo as treasury stock or by Parent or Merger Sub, in each case, as of immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof.

(iii)Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(d).

(iv)The Base Exchange Ratio and the Earnout Exchange Ratio shall be adjusted to the extent appropriate to reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Parent Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change (any such change, an “Equity Adjustment”) with respect to Parent Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 3.1(a)(iv) shall be construed to permit Parent to take or to permit any of its Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(v)If the conditions set forth in Section 8.2(h) would be unable to be satisfied because immediately after the Effective Time, the percentage of outstanding shares of Domesticated Parent Common Stock to be received by the former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock would be less than 50.1% (the “Threshold Percentage”) of all of the stock of Parent (excluding Earnout Shares and, including (i) any other instruments that are treated as stock for U.S. federal income Tax purposes; and (ii) any other stock that may be issued after the Effective Time that may be regarded as having been acquired or issued as part of a “plan” of which the Distribution is a part within the meaning of Section 355(e) of the Code), then (x) SpinCo shall promptly provide notice to Parent setting forth in detail the reasons the condition set forth in Section 8.2(h) would be unable to be satisfied, (y) SpinCo shall consider in good faith any comments provided by Parent, (z) (A) at the Company’s sole option, the Company may contribute the necessary additional capital to SpinCo to increase, dollar-for-dollar, the pre-money equity valuation of SpinCo and, in such event, the Aggregate Common Consideration Shares, the Base Exchange Ratio and the aggregate number of shares of Domesticated Parent Common Stock into which the shares of SpinCo Common Stock are converted pursuant to this Section 3.1 shall be increased to take into account such additional capital contribution such that the number of shares of Domesticated Parent Common Stock to be received by the former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock equals the Threshold Percentage, or (B) if the Company does not elect to make the capital contribution in clause (A), at Parent’s sole option, Parent may elect to increase, with no additional capital contribution by the Company, the aggregate number of shares of Domesticated Parent Common Stock into which the shares of SpinCo Common Stock are converted pursuant to this Section 3.1, such that the number of shares of Domesticated Parent Common Stock to be received by the former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock equals the Threshold Percentage.

(vi)At the Effective Time, all of the shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)Parent Securities. Each share of Domesticated Parent Stock and each Domesticated Parent Warrant that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding immediately following the Effective Time.

Section 3.2Surrender and Payment.

(a)Pursuant to Section 3.2 of the Separation and Distribution Agreement, the Exchange Agent shall hold, for the account of the relevant SpinCo stockholders, book-entry shares representing all of the outstanding shares of SpinCo Common Stock distributed in the Distribution.

(b)Prior to the Effective Time, Parent shall designate a nationally recognized commercial bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the benefit of the holders of shares of SpinCo Common Stock and SpinCo Equity Awards whose shares of SpinCo Common Stock and/or SpinCo Equity Awards are exchanged in accordance with this Section 3.2(b), Section 3.3 or Section 3.5. At or substantially concurrently with the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SpinCo Common Stock and/or SpinCo Equity Awards, for exchange in accordance with this Section 3.2(b), Section 3.3 or Section 3.5 promptly after the Effective Time, book-entry shares representing (i) the Merger Consideration issuable to holders of shares of SpinCo Common Stock as of immediately prior to the Effective Time pursuant to Section 3.1(a)(i) and/or (ii) the Earnout Shares issuable to holders of SpinCo Equity Awards immediately prior to the Effective Time pursuant to Section 3.3 and Section 3.5 (in the case of each of clauses (i) and (ii), without duplication) (such book-entry shares of Domesticated Parent Stock, together with any cash received by the Exchange Agent in respect of dividends or distributions with respect thereto pursuant to Section 3.2(d), as applicable, and other amounts payable in accordance with Section 3.2(e), the “Exchange Fund”). The Exchange Agent shall, following the Effective Time, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration to be issued pursuant to this Article III out of the Exchange Fund. The cash portion, if any, of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided, that (i) no such investment of or losses thereon shall relieve Parent from making or causing to be made the payments required by this Section 3.2 or elsewhere in this Article III, or affect the amount payable in respect of the shares of SpinCo Common Stock and/or SpinCo Equity Awards outstanding as of immediately prior to the Effective Time, (ii) to the extent the Exchange Fund is insufficient at any time to make such payments, Parent shall promptly provide additional funds to the Exchange Agent in the amount of any such deficiency and (iii) no such investment shall have maturities that would reasonably be expected to prevent or delay the payments to be made pursuant to this Section 3.2. Any interest or other income from such investments shall be paid to and become the property of Parent. The Exchange Fund shall not be used for any purpose other than as specified in this Section 3.2(b). No later than five (5) Business Days prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement (the “Exchange Agent Agreement”).

(c)As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each holder of shares of SpinCo Common Stock and/or SpinCo Equity Awards as of immediately prior to the Effective Time, from the Exchange Fund, the shares of Domesticated Parent Stock issuable in respect of such shares of SpinCo Common Stock and/or SpinCo Equity Awards pursuant to the Merger, which shares shall, for the sake of clarity, be delivered to the same Persons who received shares of SpinCo Common Stock and/or SpinCo Equity Awards in the Distribution. Each holder of shares of SpinCo Common Stock and/or SpinCo Equity Awards as of immediately prior to the Effective Time shall be entitled to receive in respect of such shares of SpinCo Common Stock and/or SpinCo Equity Awards held by such Person (i) a book-entry authorization representing the number of whole shares of Domesticated Parent Common Stock that such holder has the right to receive pursuant to Section 3.1(a)(i)(A) (and cash in lieu of fractional shares of Domesticated Parent Common Stock, as contemplated by Section 3.2(e), and any dividends or distributions and other amounts pursuant to Section 3.2(d)) and/or (ii) a book-entry authorization representing the number of Earnout Shares that such holder has the right to receive pursuant to Section 3.1(a)(i)(B), Section 3.3 and Section 3.5, in each case, without duplication. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Domesticated Parent Stock held by it from time to time hereunder or under the Exchange Agent Agreement.

(d)Distributions After the Effective Time. Subject to the following sentence, no dividends or other distributions declared after the Effective Time with respect to Domesticated Parent Common Stock shall be paid with respect to any shares of Domesticated Parent Stock that are not able to be delivered by the Exchange Agent promptly after the Effective Time, whether due to a legal impediment to such delivery or otherwise. Subject to the effect of abandoned property, escheat, Tax or other applicable Laws, following the delivery of any such previously undelivered shares of Domesticated Parent Stock, there shall be paid to the record holder of such shares of Domesticated Parent Common Stock, without interest, at the time of delivery, to the extent not previously paid, (i) the amount of cash payable in lieu of a fractional share of Domesticated Parent Common Stock to which such holder is entitled pursuant to Section 3.2(e) and (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Domesticated Parent Stock.

(e)No Fractional Shares.

(i)No certificates or scrip representing fractional shares of Domesticated Parent Stock or book-entry credit of the same shall be issued on conversion of SpinCo Common Stock and/or SpinCo Equity Awards, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of Parent. All fractional shares of Domesticated Parent Common Stock that a holder of shares of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Domesticated Parent Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by Parent), in each case at then-prevailing market prices as soon as reasonably practicable and in no case later than ten (10) Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes as contemplated in Section 3.2(j) and brokerage charges, commissions and conveyance and similar Taxes, to the holders of SpinCo Common Stock that would otherwise have been entitled to receive a fractional share of Domesticated Parent Common Stock pursuant to the Merger (after the aggregation contemplated by this Section 3.2(e)) on a pro rata basis based on such fractional interest, without interest, as soon as practicable thereafter. The payment of cash in lieu of fractional shares is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained-for consideration.

(ii)Notwithstanding anything to the contrary herein, no fraction of an Earnout Share will be issued by virtue of the Merger, and each holder of SpinCo Common Stock and/or SpinCo Equity Awards who would otherwise be entitled to a fraction of an Earnout Share (after aggregating all fractional Earnout Shares that otherwise would be received by such holder of SpinCo Common Stock and/or SpinCo Equity Awards) shall not receive from Parent any shares of Domesticated Parent Stock or other consideration in lieu of any such fractional share.

(f)No Further Ownership Rights in SpinCo Common Stock. All shares of Domesticated Parent Stock issued in respect of shares of SpinCo Common Stock and/or SpinCo Equity Awards in accordance with the terms of this Section 3.2 (including any cash paid pursuant to Section 3.2(d) or Section 3.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock and/or SpinCo Equity Awards.

(g)Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Exchange Agent that remains undistributed to the former holders of SpinCo Common Stock and/or SpinCo Equity Awards on the one-year anniversary of the Effective Time shall be delivered to Parent, and any former holders of SpinCo Common Stock and/or SpinCo Equity Awards who have not received shares of Domesticated Parent Stock in accordance with this Article III shall thereafter look only to Parent for (i) in the case of former holders of SpinCo Common Stock, the Merger Consideration to which they are entitled pursuant to Section 3.1(a)(i), any cash in lieu of fractional shares of Domesticated Parent Common Stock to which they are entitled pursuant to Section 3.2(e) and any dividends or other distributions with respect to the Domesticated Parent Common Stock to which they are entitled pursuant to Section 3.2(d) (subject to any applicable abandoned property, escheat or similar Law) and (ii) in the case of former holders of SpinCo Equity Awards, the Earnout Shares to which they are entitled pursuant to Section 3.3 and Section 3.5 and any dividends or other distributions with respect to the Earnout Shares to which they are entitled pursuant to Section 3.2(d) or Section 3.3(g).

(h)No Liability. None of the Company, the Surviving Corporation, Parent, Merger Sub, the Exchange Agent or any other Person shall be liable to any holder of SpinCo Common Stock, Company Common Stock, SpinCo Equity Awards or Company Equity Awards for shares of Domesticated Parent Stock (or dividends or distributions with respect thereto or with respect to SpinCo Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i)Closing of Transfer Books. From and after the Effective Time, the stock transfer books of SpinCo shall be closed and no transfer shall be made of any shares of capital stock of SpinCo that were outstanding as of immediately prior to the Effective Time.

(j)Tax Withholding. Parent, the Company, SpinCo, Merger Sub and the Exchange Agent shall each be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of SpinCo Common Stock or any holder of SpinCo Equity Awards such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law (including, for the avoidance of doubt, any withholding to be made in respect of any Merger Consideration delivered to SpinCo Service Providers through payroll). To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.3Earnout.

(a)Pursuant to the Merger, there shall be issued to each holder of a share of SpinCo Common Stock and each holder of a SpinCo Equity Award, their pro rata portion, as determined in accordance with the terms of Section 3.1(a) and the Employee Matters Agreement, as applicable, of an aggregate of 15,000,000 shares of Domesticated Parent Common Stock (without duplication), subject to the forfeiture provisions set forth in Section 3.3(d) (the “Earnout Shares”).

(b)The Earnout Shares shall be subject to the following vesting conditions:

(i)If, at any time during the period commencing on the Closing Date and ending on the date that is five years after the Closing Date (the “Earnout Period”), the Parent Trading Price is greater than or equal to $12.50, 50% of the Earnout Shares held by each holder of Earnout Shares shall immediately vest and no longer be subject to the forfeiture conditions provided in Section 3.3(d).

(ii)If, at any time during the Earnout Period, the Parent Trading Price is greater than or equal to $15.00, the remaining 50% of the Earnout Shares held by each holder of Earnout Shares shall immediately vest and no longer be subject to the forfeiture conditions provided in Section 3.3(d).

(c)For the avoidance of doubt, if the vesting conditions applicable to more than one of the provisions of Section 3.3(b) have been satisfied at any one time, then all of the Earnout Shares subject to such satisfied vesting conditions shall immediately vest and no longer be subject to the forfeiture conditions provided in Section 3.3(d).

(d)If, upon the expiration of the Earnout Period, the vesting of any of the Earnout Shares has not occurred, then the applicable Earnout Shares that failed to vest pursuant to Section 3.3(b), as applicable, shall be automatically forfeited and deemed transferred to Parent for cancellation for no consideration, and no Person (other than Parent) shall have any further right with respect thereto.

(e)If, during the Earnout Period, the Domesticated Parent Common Stock outstanding as of immediately following the Merger Effective Time shall have been changed into a different number of shares or a different class, by reason of any Equity Adjustment, or any similar event shall have occurred, then the applicable Parent Trading Price specified in Section 3.3(b) shall be equitably adjusted to reflect such change.

(f)If, during the applicable portion of the Earnout Period, there is a Change of Control that will result in the holders of Domesticated Parent Common Stock receiving a per share price equal to or in excess of the applicable Parent Trading Price required in connection with an applicable vesting event (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control, any applicable Earnout Shares that have not previously been vested shall be deemed vested; provided, that such Earnout Shares shall be deemed vested (and such vesting event achieved) only (x) if such Change of Control has been approved by a majority of the independent directors on the Parent Board and (y) to the extent the price per share of Domesticated Parent Common Stock in the Change of Control equals or exceeds the applicable Parent Trading Price required in connection with such vesting event. For the avoidance of doubt, in the event of a Change of Control, including where the consideration payable is other than a specified price per share, for purposes of determining whether a Parent Trading Price required in connection with an applicable vesting event has been achieved, the price paid per share of Domesticated Parent Common Stock shall be calculated taking into account all of the Earnout Shares (whether or not then vested).

(g)For so long as any Earnout Shares remains subject to the vesting and forfeiture conditions specified in Section 3.3(b) and Section 3.3(d), the holder thereof shall be entitled to (i) exercise the voting rights carried by such Earnout Shares and (ii) receive any dividends or other distributions in respect of such Earnout Shares. For the avoidance of doubt, prior to vesting in accordance with the terms of this Section 3.3, holders of the Earnout Shares shall not be entitled to transfer such shares, and such shares shall bear a legend prohibiting transfer until such time as the vesting conditions with respect to such share have been satisfied (the “Transfer Restriction”). Any attempted transfer in violation of the Transfer Restriction shall be void ab initio. For the avoidance of doubt, the Company, Parent, SpinCo and any other applicable withholding agent shall each be entitled to deduct and withhold from any amounts payable or distributions made in respect of the Earnout Shares.

Section 3.4Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of SpinCo Common Stock in connection with the Merger.

Section 3.5Treatment of SpinCo Equity Awards. Each SpinCo Equity Award that is outstanding as of the Effective Time shall be treated as set forth in the Employee Matters Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY RELATING TO THE COMPANY

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed and publicly available on the SEC’s EDGAR database at least two (2) Business Days prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the Company Disclosure Schedule (to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty of the Company under this Article IV), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1Organization of the Company. The Company has been duly incorporated and is validly existing and in good standing as a Delaware corporation. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets in the manner in which such assets and properties are now owned, leased and operated and to conduct its business as it is now being conducted. The Company has made available to Parent and Merger Sub true and complete copies of the Governing Documents of the Company as in effect on the date hereof. The Company is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.2Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the Transactions, except for such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and the declaration of the Distribution by the Company Board (the effectiveness of which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the Transactions have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of the Company is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time or, subject to such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and the declaration of the Distribution by the Company Board (the effectiveness of which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), consummate the Transactions. Each of this Agreement and the Transaction Documents to which the Company is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that this Agreement or such other applicable Transaction Documents to which each of Parent and Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Parent and Merger Sub (as applicable)), constitutes or will when executed and delivered constitute the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.3Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by the Company in connection with the execution or delivery by the Company of this Agreement or the Transaction Documents to which it is or will be a party or the consummation by the Company of the Transactions, except for or in compliance with (a) any Premerger Notification and Report Form required under and compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificate of Merger and the Parent Charter with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (c) the rules and regulations of NASDAQ; (d) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (e) Consents described in Section 5.6 and Consents set forth on Section 4.3 of the SpinCo Disclosure Schedule; and (f) Consents the failure of which to be made or obtained would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or a SpinCo Material Adverse Effect.

Section 4.4No Conflict. Subject to the receipt of the Consents set forth in Section 4.3, the execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by the Company of the Transactions (for the avoidance of doubt, including performance of the Transaction Documents following the Closing) do not and will not as of the Effective Time, (a) violate any provision of, or result in the breach of, any Law applicable to the Company or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any Contract to which the Company is a party or by which its assets or properties are bound; or (c) breach or violate any provision of the Governing Documents of the Company, except, in the case of each of clauses (a) and (b), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.5Litigation and Proceedings. (a) There are no Actions pending or, to the Knowledge of the Company, threatened before or by any Governmental Authority against the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect, and (b) neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction or order of any Governmental Authority that, in each case, would reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

Section 4.6Brokers’ Fees. No broker, investment banker, or other Person is entitled to any brokerage fee, finders’ fee or other similar commission for which Parent or any of its Subsidiaries, including Merger Sub, the Surviving Corporation or the SpinCo Entities, would be liable in connection with the transactions contemplated by this Agreement based on arrangements made on behalf of the Company or any of its Affiliates (other than the SpinCo Entities).

Section 4.7Internal Controls. The Company has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-l5(f) or 15d-15(f), as applicable, under the Exchange Act (collectively, “Internal Controls”)) that are designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Internal Controls are overseen by the audit committee of the Company Board (the “Company Audit Committee”). Since January 1, 2019, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent auditor and the Company Audit Committee (a) any significant deficiency or material weakness in the Company’s Internal Controls and (b) any fraud involving management or other employees who have a significant role in the Company’s Internal Controls. Since January 1, 2019, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.

Section 4.8Company Equity Awards. Section 4.8 of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Options, Company RSU Awards and Company PSU Awards that are outstanding as of the date hereof and any other rights to purchase or receive shares of Company Common Stock, and, for each such award or other right, (i) the number of shares of Company Common Stock or any of its Subsidiaries subject thereto, (ii) the equity plan under which the award is governed, (iii) the terms of vesting (including the extent to which it will become accelerated as a result of the consummation of the Transactions) and vesting status, (iv) the grant and expiration dates, (v) the exercise price, if applicable, (vi) the name of the holder thereof, (vii) whether such award or other right is intended to be an “incentive stock option” as defined in Section 422 of the Code or a non-qualified stock option, and (viii) whether such Company Equity Award is held by a Company Service Provider, Former Company Service Provider or SpinCo Service Provider. All Company Options were granted with an exercise price per share no lower than the fair market value of one (1) share of stock underlying such Company Equity Award on the date of the corporate action effectuating the applicable grant and are exempt under Section 409A of the Code. All Company Equity Awards were granted in accordance with the applicable equity plan under which such award is governed, the applicable award agreement, and applicable Law in all material respects.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed and publicly available on the SEC’s EDGAR database at least two (2) Business Days prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the SpinCo Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article V to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 5.1Organization of SpinCo. SpinCo has been duly incorporated and is validly existing and in good standing as a Delaware corporation and has all requisite corporate power and authority to own, lease and operate its assets in the manner in which such assets are now (or as of the Effective Time will be) owned, leased or operated and to conduct its business as it is now being conducted. SpinCo has made available to Parent and Merger Sub true and complete copies of the Governing Documents of SpinCo. SpinCo is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, reasonably be expected to have a SpinCo Material Adverse Effect.

Section 5.2Due Authorization. SpinCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and to consummate the Transactions (subject, in the case of the Merger, to the SpinCo Shareholder Approval, which will occur immediately after the execution of this Agreement), and except for such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by SpinCo of the Transactions have been duly and validly authorized and approved by all necessary and proper corporate action on its part and, except for the SpinCo Shareholder Approval, no other corporate action on the part of SpinCo is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by SpinCo and (assuming that this Agreement or such other applicable Transaction Document to which Parent or Merger Sub is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of Parent or Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of SpinCo, enforceable against SpinCo in accordance with its terms, subject to the Remedies Exception.

Section 5.3Capitalization of SpinCo.

(a)As of the date hereof, (i) the authorized capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock, (ii) the issued and outstanding shares of capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock, and (iii) no shares of SpinCo Common Stock are being held by SpinCo in its treasury. All of the issued and outstanding shares of SpinCo Common Stock are, as of the date hereof (and as of immediately prior to the Distribution will be), owned, of record and beneficially, by the Company and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of SpinCo Common Stock determined in accordance with Section 7.14.

(b)No bonds, debentures, notes or other indebtedness of any SpinCo Entity having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Common Stock) may vote (“SpinCo Voting Debt”) are issued or outstanding.

(c)There are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of SpinCo, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of SpinCo, (ii) agreements of any kind which may obligate SpinCo to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of SpinCo.

Section 5.4Subsidiaries.

(a)Section 5.4(a) of the SpinCo Disclosure Schedule sets forth a list of the SpinCo Subsidiaries (after giving effect to the Internal Reorganization) and their respective jurisdictions of organization as of the date hereof. Each SpinCo Subsidiary has been, or will be at the Closing, duly organized and is, or will be at the Closing, validly existing and in good standing (to the extent applicable under the Laws of its jurisdiction of formation) under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets in the manner such assets are now (or as of the Effective Time will be) owned, leased, or operated and to conduct its business as it is now being conducted.

(b)Each SpinCo Subsidiary is, or will be at the Closing, duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not, individually or in the aggregate, reasonably be expected to have a SpinCo Material Adverse Effect. Other than the SpinCo Subsidiaries set forth on Section 5.4(a) of the SpinCo Disclosure Schedule, as of the date hereof (giving effect to the Internal Reorganization), SpinCo does not own or hold, directly or indirectly, any Interest in any other Person.

Section 5.5Capitalization of Subsidiaries. The issued and outstanding Interests of each of the SpinCo Subsidiaries have been, or will be at the Closing, duly authorized and are (or will then be) validly issued and, as applicable, fully paid and nonassessable. SpinCo, directly or indirectly, owns, or will own at the Closing, of record and beneficially, all the issued and outstanding Interests of the SpinCo Subsidiaries, free and clear of any Liens (other than those set forth in their respective Governing Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such SpinCo Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such SpinCo Subsidiaries, and there are no agreements of any kind which may obligate any SpinCo Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 5.6Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by any SpinCo Entity in connection with the execution or delivery by SpinCo of this Agreement or the Transaction Documents to which SpinCo is or will be a party at the Effective Time or the consummation by SpinCo of the Transactions, except for: (a) applicable requirements of the HSR Act (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (c) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (d) Consents described in Section 4.3 and Consents set forth on Section 5.6 of the SpinCo Disclosure Schedule; and (f) Consents the failure of which to be made or obtained would not reasonably be expected to, individually or in the aggregate, have a SpinCo Material Adverse Effect.

Section 5.7No Conflict. Subject to the receipt of the Consents described in Section 5.6, the execution and delivery by SpinCo of this Agreement and the Transaction Documents to which SpinCo is or will be a party at the Effective Time and the consummation by SpinCo of the Transactions (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by the SpinCo Entities) do not and will not: (a) violate any provision of, or result in the material breach of, any Law applicable to any SpinCo Entity or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any Contract to which a SpinCo Entity is a party or by which their assets or properties is (or will at the Closing be) bound; (c) result in the creation of any Lien upon any of the properties or assets of SpinCo or any of SpinCo’s Subsidiaries; or (d) violate any provision of the Governing Documents of the SpinCo Entities, except, in the case of clauses (a), (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a SpinCo Material Adverse Effect.

Section 5.8Sufficiency of the SpinCo Assets.

(a)As of the Effective Time (assuming receipt of all consents, approvals and authorizations relating to the matters set forth in Section 4.3 and Section 5.6), after giving effect to the Internal Reorganization, the SpinCo Assets owned by the SpinCo Entities will, taking into account all Transaction Documents (including the services available under the Transition Services Agreements and the other Transaction Documents), constitute all of the assets, properties and rights reasonably necessary for Parent and the SpinCo Entities to conduct the SpinCo Business immediately following the Closing in all material respects in the same manner as it is conducted on the date hereof.

(b)Except for Permitted Liens or Liens created by or through Parent or Merger Sub, SpinCo and the Company collectively have, and at the Closing (after giving effect to the Internal Reorganization and the other Transactions) the SpinCo Entities shall have, good, valid and marketable title to, or a valid leasehold in, license to or other legal right to use, as the case may be, all of the material SpinCo Assets, free and clear of any Liens.

Section 5.9Financial Statements.

(a)Set forth on Section 5.9 of the SpinCo Disclosure Schedule are copies of the SpinCo Financial Statements. Each of the SpinCo Financial Statements fairly presents, in all material respects, the financial condition and results of operations and cash flows of the SpinCo Business, as of the dates indicated therein and for the periods referred to therein; provided, that the SpinCo Financial Statements and the representations and warranties in this Section 5.9(a) are qualified by the fact that (i) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within the Company’s combined financial statements, (ii) the SpinCo Financial Statements assume certain allocated charges and credits, which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would incur on a standalone basis, including after the Closing and (iii) the SpinCo Financial Statements are subject to changes prior to the provision of final audited SpinCo Financial Statements, none of which are expected to be material. The SpinCo Financial Statements were prepared based on the accrual basis of accounting consistently applied by the Company during the periods involved and were derived from the financial reporting systems and the consolidated financial statements of the Company, which consolidated financial statements were prepared in accordance with GAAP.

(b)As of the date hereof, neither SpinCo nor any of its Subsidiaries is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC.

Section 5.10No Undisclosed Liabilities. There is no Liability of the SpinCo Entities or related to the SpinCo Business (excluding any Liabilities related or attributable to Taxes) whether or not of a type required to be reflected or reserved for on a consolidated balance sheet of the SpinCo Business or in the notes thereto prepared in accordance with GAAP, except for (a) Liabilities reflected or reserved for in the combined balance sheets as of December 31, 2021 included in the SpinCo Financial Statements; (b) Liabilities that have arisen since the Balance Sheet Date in the ordinary course of the operation of the SpinCo Business; (c) Liabilities arising out of or in connection with this Agreement, the Transaction Documents and the Transactions; or (d) Liabilities that, individually or in the aggregate, would not reasonably be expected to be material to the SpinCo Entities taken as a whole.

Section 5.11Litigation and Proceedings. As of the date hereof, there are no Actions pending or, to the Knowledge of the Company or SpinCo, threatened before or by any Governmental Authority against any SpinCo Entity or with respect to the SpinCo Business, and neither the Company nor any of its Subsidiaries (solely as they relate to the SpinCo Business or any SpinCo Entity) is subject to any judgment, decree, injunction or order of or investigation or inquiry by any Governmental Authority, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be material to the SpinCo Entities taken as a whole.

Section 5.12Real Property.

(a)The SpinCo Entities do not own and at no time previously have owned, any real property. With respect to the Company Real Property, (i) the Company or its applicable Subsidiary has good and valid title (or the applicable local equivalent) or a valid and enforceable leasehold interest, as applicable, in such Company Real Property, free and clear of any Liens, subject to the Remedies Exception and other than Permitted Liens, and (ii) neither the Company nor any of its Subsidiaries has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of such Company Real Property (to the extent relating to or affecting the SpinCo Business).

(b)Subject to the terms of the Transaction Documents, including the Separation and Distribution Agreement, the SpinCo Entities have, or will have at the Effective Time, a valid and enforceable leasehold interest in the SpinCo Real Property, except as has not and would not reasonably be expected, individually or in the aggregate, to result in any material Liability to the SpinCo Business, taken as a whole. Other than the SpinCo Real Property Leases set forth on Section 5.15(a)(viii) of the SpinCo Disclosure Schedule, there are no Contracts granting to any Person (other than any SpinCo Entity or any landlord of such property pursuant to a SpinCo Real Property Lease and other than any Person who would be entitled to access any such property in the ordinary course of business in accordance with the applicable SpinCo Real Property Lease) the right of use or occupancy of any SpinCo Real Property.

Section 5.13Tax Matters.

(a)Except as would not, individually or in the aggregate, have a SpinCo Material Adverse Effect:

(i)(A) All Tax Returns required to be filed by or with respect to a SpinCo Entity or the SpinCo Business have been timely filed (taking into account applicable extensions), (B) all such Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on such Tax Returns, in respect of each SpinCo Entity and the SpinCo Business have been paid, in the case of each of clauses (A) through (C), except to the extent adequate reserves therefor in accordance with GAAP have been provided on the SpinCo Financial Statements;

(ii)(A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against any SpinCo Entity or the SpinCo Business (and, to the Knowledge of the Company and SpinCo, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes of any SpinCo Entity or the SpinCo Business;

(iii)No SpinCo Entity has any Liability for Taxes of any other Person (other than the Company or any of its subsidiaries) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by contract or operation of Law or otherwise;

(iv)Other than in connection with the Separation, within the past two years, no SpinCo Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code;

(v)No SpinCo Entity has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(vi)There are no Liens for Taxes (other than Permitted Liens) upon the assets of any SpinCo Entity or the SpinCo Business.

(b)Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Domestication from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F), (ii) the Tax-Free Status, (iii) the Company from receiving the Company Tax Opinions or (iv) Parent from receiving the Parent Tax Opinions.

(c)The representations and warranties set forth in this Section 5.13 and, to the extent relating to Tax matters, Section 5.18, constitute the sole and exclusive representations and warranties of the Company regarding Tax matters.

Section 5.14Absence of Changes. Since the Balance Sheet Date until the date of this Agreement, (a) there has not been any SpinCo Material Adverse Effect and (b) except in connection with the Transaction Process or as contemplated by this Agreement and the other Transaction Documents, since the Balance Sheet Date and through the date hereof, the Company and its Subsidiaries, including the SpinCo Entities, have, in all material respects, conducted the SpinCo Business in the ordinary course of business.

Section 5.15Material Contracts.

(a)Except as set forth in Section 5.15(a) of the SpinCo Disclosure Schedule and except for Contracts that do not constitute SpinCo Assets or SpinCo Liabilities, as of the date hereof, neither the Company nor any of its Subsidiaries (other than the SpinCo Entities) (solely with respect to the SpinCo Business), or any of the SpinCo Entities, is party to or otherwise bound by or subject to Contracts of the following types (together with any SpinCo Affiliate Contracts, the “SpinCo Material Contracts”):

(i)any Contract that relates to the purchase or sale of goods or services pursuant to which the SpinCo Business has received more than $2,000,000 or paid more than $2,000,000 in the past twelve (12) months;

(ii)any Contract that limits or purports to limit in any material respect the ability of the SpinCo Business to compete with any Person or in any line of business or in any geographic region in the world;

(iii)any Contract that grants exclusive rights to a customer or a supplier or (to the extent material to the SpinCo Business) any other commercial counterparty that will relate to or affect the SpinCo Business after the Closing;

(iv)any Contract that requires any future capital expenditures by the SpinCo Business in excess of $2,000,000 that will not be paid prior to the Closing;

(v)any Contract that requires any milestone, earn out or similar payments to be made by the SpinCo Business in excess of $2,000,000 that will not be paid prior to the Closing;

(vi)any Contract that relates to the creation, incurrence, assumption or guarantee of any indebtedness for borrowed money or any bonds, debentures, notes or similar instruments, in each case, in excess of $2,000,000;

(vii)any Contract pursuant to which (A) any Person grants to any of the SpinCo Entities or, with respect to the SpinCo Business, to the Company or any of its Subsidiaries other than the SpinCo Entities, any license, right, permission, consent, non-assertion or release with respect to any Intellectual Property that is material to the SpinCo Business, other than (1) non-exclusive click-wrap, shrink-wrap or off-the-shelf Software licenses that are commercially available on standard and reasonable terms to the public generally with license, maintenance, support and other fees of less than $200,000 in any twelve (12)-month period, (2) non-disclosure agreements entered into in the ordinary course of business consistent with past practice and (3) non-exclusive licenses granted by any suppliers or service providers to any of the SpinCo Entities in the ordinary course of business consistent with past practice solely for the receipt of services from such supplier or service provider, and solely where such licenses are ancillary to the primary purpose of such Contract, or (B) any of the SpinCo Entities or, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities, grants any license, right, permission, consent, non-assertion or release with respect to any Intellectual Property that is material to the SpinCo Business, other than (1) non-exclusive licenses granted to customers of any of the SpinCo Entities in the ordinary course of business consistent with past practice, (2) non-exclusive licenses granted to any suppliers or service providers by any of the SpinCo Entities in the ordinary course of business consistent with past practice solely for the benefit of such SpinCo Entity and (3) non-disclosure agreements entered into in the ordinary course of business consistent with past practice;

(viii)any Contract to which any of the SpinCo Entities or, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities, is a party with any Governmental Authority or any university, college, research institute, or other educational institution that provides for the provision of funding by or to any of the SpinCo Entities or the Company or any of its Subsidiaries, in each case, for any research or development activities involving the invention, creation, conception or development of any Intellectual Property that is material to the SpinCo Business;

(ix)any lease, sublease, occupancy agreement or license for real property (each, a “SpinCo Real Property Lease”);

(x)any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or that otherwise involves any settled or threatened claim, action, suit or proceeding pursuant to which the SpinCo Business has (or will have after the Closing) any monetary or other material outstanding obligation;

(xi)any Contract that contains “most favored nation” pricing provisions for the benefit of the relevant counterparty that will relate to or affect the SpinCo Business after the Closing;

(xii)any joint venture, strategic alliance, joint development, partnership or similar arrangement;

(xiii)any Contract relating to the acquisition or disposal or divestiture of, or investment in, any joint venture, partnership or similar arrangement or any material assets or businesses;

(xiv)any prime contract, subcontract, purchase order, task order, delivery order, teaming agreement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind where the counterparty or the ultimate customer is, or the work performed under such contract was funded by, a Governmental Authority (each a “Government Contract”); and

(xv)any Contract not otherwise described in any other subsection of this Section 5.15(a) that would be required to be filed by SpinCo as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) if SpinCo were subject to the reporting requirements of the Exchange Act as of the date hereof.

The Company has made available to Parent copies of each SpinCo Material Contract that are correct and complete. Each SpinCo Material Contract is valid and binding on the Company or its applicable Subsidiary, including any applicable SpinCo Entity and, to the Knowledge of the Company or SpinCo, the counterparty thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Remedies Exception. Neither the Company nor its applicable Subsidiary, including any SpinCo Entity is, and to the Knowledge of the Company or SpinCo, no counterparty thereto is, in breach of, or default under, any SpinCo Material Contract in any material respect.

Section 5.16Labor Relations.

(a)Section 5.16(a) of the SpinCo Disclosure Schedules sets forth a true and complete list of all SpinCo Employees, and includes each SpinCo Employee’s name, title, work location, status (e.g., full- or part-time or temporary), overtime classification (e.g., exempt or non-exempt), rate of base salary or hourly wage, target annual bonus opportunity or other cash incentive opportunity, the amount of accrued but unused paid time off, and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work). As of the date hereof, all SpinCo Employees are employed by the Company.

(b)Section 5.16(b) of the SpinCo Disclosure Schedules sets forth a true and complete list of all SpinCo Independent Contractors. The Company has made available to Parent and Merger Sub true and complete copies of each services agreement with each SpinCo Independent Contractor.

(c)Neither the Company nor any of its Subsidiaries, including any SpinCo Entity, is a party to any agreement with any trade union, works council, employee representative body or labor organization (covered by the National Labor Relations Act) that represents (or that otherwise governs or relates to the employment of) any of the SpinCo Employees(each, a “SpinCo CBA”). To the Knowledge of the Company or SpinCo, (i) no petition for recognition of a labor organization or other body for the representation of the SpinCo Employees is pending or threatened, and (ii) there has not during the last five (5) years been any (or threat of any), there are no pending and no Person has threatened to commence any, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting the Company or any of its Subsidiaries (with respect to the SpinCo Business) or any of the SpinCo Entities.

(d)There are no pending, or to the Knowledge of the Company or SpinCo, anticipated or threatened, unfair labor or other employment-related practice charges, complaints or other grievances or Actions by or before any Governmental Authority, arising under any applicable Law governing labor or employment (or pursuant to any SpinCo CBA), SpinCo Service Providers or other Persons (in respect of which any SpinCo Entity will have any material Liability at the Effective Time).

(e)For the past three (3) years, the Company has been in compliance in all material respects with all Laws relating to terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification and payment of employees, independent contractors and consultants, employment equity, collective bargaining, occupational health and safety, workers’ compensation, immigration, child labor, employment equity, workforce reduction and all other labor or employment related matters with respect to any SpinCo Service Provider. During the prior three (3) years, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries.

(f)The execution, delivery and performance of this Agreement and the consummation of the Transactions do not require the Company or any of its Subsidiaries, including any SpinCo Entity, to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or groups of employees of the Company, or any Governmental Authority, with respect to any SpinCo Employee.

(g)No judgment, consent decree, or arbitration award imposes continuing remedial obligations or otherwise limits or affects the Company’s or any of its Subsidiaries’, including any SpinCo Entity’s, ability to manage the SpinCo Service Providers.

(h)Except as would not reasonably be expected to result in material Liability to the SpinCo Business (taken as a whole), for the past three (3) years, neither the Company nor any of its Subsidiaries, including any SpinCo Entity, has incurred, and no circumstances exist under which the Company or any of its Subsidiaries would reasonably be expected to incur with respect to any SpinCo Service Provider, any liability arising from (i) the failure to pay wages (including overtime wages), (ii) the misclassification of employees as independent contractors or (iii) the misclassification of employees as exempt from the requirements of the Fair Labor Standards Act or similar state Laws.

Section 5.17Compliance with Law; Permits.

(a)Except for Environmental Laws (which are addressed exclusively as set forth in Section 5.20), the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the SpinCo Entities are, and, during the past two (2) years the SpinCo Entities and, solely with respect to their conduct and operation of the SpinCo Business, the Company and its other Subsidiaries (i) have been in compliance with all applicable Laws, except where noncompliance has not been and would not reasonably be expected to be material to the SpinCo Business, taken as a whole, and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible material violation of any applicable Law or that the Company or any of its Subsidiaries (with respect to the SpinCo Business) or the SpinCo Entities, is subject to any inspection, investigation, survey, audit or other review.

(b)Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.20), and except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) the Company and its Subsidiaries (with respect to the SpinCo Business) and the SpinCo Entities hold all Permits necessary to conduct the SpinCo Business substantially as conducted as of the date hereof and in compliance with applicable Law and (ii) such Permits are valid and in full force and effect and the Company or its applicable Subsidiary or the applicable SpinCo Entity is in compliance with the terms thereof.

Section 5.18SpinCo Benefit Plans.

(a)Section 5.18(a) of the SpinCo Disclosure Schedule sets forth a list of each material Company Benefit Plan. As of the date hereof, there are no SpinCo Benefit Plans or Foreign Benefit Plans.

(b)As applicable with respect to each of the Company Benefit Plans and SpinCo Benefit Plans, the Company has made available to Parent true and complete copies of (i) the applicable plan document (including all amendments thereto), (ii) the most recent summary plan description including any summary of material modifications provided to participants, (iii) the last filed Form 5500 series and all schedules thereto, and (iv) the most recent determination, opinion or advisory letter issued by the IRS and (v) any material, non-routine communications with any Governmental Authority in the past three years.

(c)Each SpinCo Benefit Plan and Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has any fact or circumstance occurred that could reasonably be expected to cause the loss of such qualification or the imposition of material Liability to the SpinCo Business (taken as a whole).

(d)Each of the Company Benefit Plans and SpinCo Benefit Plans has been operated, funded and administered in all material respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code. Except as would not reasonably be expected to result in material Liability to the SpinCo Business (taken as a whole), there are no pending or, to the Knowledge of the Company, threatened claims, actions, investigations or audits (other than routine claims for benefits) involving any Company Benefit Plan or SpinCo Benefit Plan.

(e)Within the last six (6) years, neither any Company Benefit Plan nor any SpinCo Benefit Plan has been, and none of the Company, SpinCo nor any of their ERISA Affiliates has maintained, established, sponsored, participated in, contributed to, or had liability in respect of, an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of the Company, SpinCo nor any of their ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to, any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA.

(f)Except as would not reasonably be expected to result in material Liability to the SpinCo Business (taken as a whole), no Action with respect to the administration or the investment of the assets of any SpinCo Benefit Plan or Company Benefit Plan (other than routine claims for benefits) is pending, or to the Knowledge of the Company or SpinCo, threatened. Except as would not reasonably be expected to result in material Liability to the SpinCo Business (taken as a whole), with respect to each SpinCo Benefit Plan and Company Benefit Plan, (i) all required contributions have been made or properly accrued, (ii) there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code) and (iii) all reports, returns, and similar documents required to be filed with any Governmental Authority or distributed to any SpinCo Benefit Plan or Company Benefit Plan participant have been timely filed or distributed. The Company and SpinCo have complied in all material respects with their respective obligations under any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority.

(g)Except as set forth in this Agreement or the Employee Matters Agreement, the consummation of the Transactions shall not, either alone or in combination with another event: (i) entitle any current or former SpinCo Service Provider, to severance pay, unemployment compensation or any other benefits or payments; or (ii) accelerate the time of payment, funding or vesting, or increase the amount of any payments or benefits due to any SpinCo Service Provider.

(h)Except as set forth in Section 5.18(h) of the SpinCo Disclosure Schedule, no Company Benefit Plan or SpinCo Benefit Plan provides for, and SpinCo does not have any current or contingent Liability in respect of, post-retirement or other postemployment health or welfare benefits, other than health care continuation coverage as required by Section 4980B of the Code or any similar state Law (“COBRA”) or ERISA.

(i)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or by the Transaction Documents shall, either alone or in combination with any other event(s), result in the payment of any amount to any SpinCo Service Provider or any other current or former employee, director, officer or independent contractor of any SpinCo Entity that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j)Each Company Benefit Plan that is (and each SpinCo Benefit Plan that will be) a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code and the guidance thereunder) is (or will be, as applicable) in material compliance in both form and operation with Section 409A of the Code, and no Taxes are owed (or will be owed, as applicable) under Section 409A(a)(1) for any such plan or arrangement. No SpinCo Entity is under the obligation to gross up any Taxes, including under Section 409A of the Code or Sections 280G or 4999 of the Code.

Section 5.19Intellectual Property.

(a)Section 5.19(a) of the SpinCo Disclosure Schedule sets forth a list of, as of the date hereof, all SpinCo Owned Intellectual Property that is the subject of any registration, issuance, or application for registration or issuance, with any Governmental Authority or Internet domain name registrar (specifying for each such item (i) the record owner (and, if different from the record owner, the beneficial owner), (ii) the jurisdiction in which such item has been issued, registered or filed, (iii) the issuance, registration or application date and (iv) the issuance, registration or application number) (any Intellectual Property set forth or required to be set forth on Section 5.19(a) of the SpinCo Disclosure Schedule, collectively, the “SpinCo Registered Intellectual Property”).

(b)All SpinCo Registered Intellectual Property that is material to the SpinCo Business is subsisting, and, to the Knowledge of the Company or SpinCo, valid and enforceable. Except as scheduled in Section 5.19(b) of the SpinCo Disclosure Schedule, to the Knowledge of the Company or SpinCo, none of the SpinCo Registered Intellectual Property has been or is subject to any interference, derivation, reexamination, (including ex parte reexamination, inter partes reexamination, inter partes review, post grant review or Covered Business Method (CBM) review), cancellation or opposition proceeding.

(c)As of the date hereof, to the Knowledge of the Company or SpinCo, the Company and each of its Subsidiaries, and, as of the Distribution, each of the SpinCo Entities, have prepared and are preparing to file patent applications for all potentially patentable inventions included in the SpinCo Owned Intellectual Property that are material to the SpinCo Business as currently conducted and as currently proposed to be conducted, except, where in the exercise of reasonable business judgment, the Company, such Subsidiary or such SpinCo Entity has decided not to file or has decided to defer filing a patent application on a potentially patentable invention. The Company, each of its Subsidiaries, and each of the SpinCo Entities has complied and does comply in all material respects with all Laws regarding the duty of disclosure, candor and good faith in connection with each Patent included in the SpinCo Registered Intellectual Property. To the Knowledge of the Company or SpinCo, no public disclosure bar by the Company, any of its Subsidiaries, or any of the SpinCo Entities has occurred, nor has any on-sale bar by the Company, any of its Subsidiaries, or any of the SpinCo Entities arisen, which has rendered any Patent included in the SpinCo Registered Intellectual Property that is material to the SpinCo Business, invalid, unenforceable or unpatentable.

(d)As of the date hereof, (i) the Company and its Subsidiaries solely and exclusively own, and as of the Distribution, a SpinCo Entity solely and exclusively owns, all rights, title and interest in and to the SpinCo Owned Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens) and (ii) to the Knowledge of the Company or SpinCo the Company or one of its Subsidiaries has, and, as of the Distribution, a SpinCo Entity has, valid and enforceable rights to use and exploit, pursuant to a written SpinCo Contract, all other Intellectual Property (except for such other Intellectual Property in the public domain for which no license is necessary) used or practiced by the SpinCo Business that is material to the SpinCo Business. The SpinCo Owned Intellectual Property and such SpinCo Licensed Intellectual Property collectively constitute all Intellectual Property used in, and necessary and sufficient for, the conduct and operation of the SpinCo Business, as currently conducted; provided, that the foregoing representation shall not in any way be construed as a representation of non-infringement or other violation of the Intellectual Property rights of any Person.

(e)To the Knowledge of the Company or SpinCo, in the past six (6) years with respect to Patents or in the past three (3) years with respect to all other Intellectual Property, none of the SpinCo Entities or, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities, the conduct of the SpinCo Business, or any SpinCo Owned Intellectual Property has infringed, misappropriated (or constituted or resulted from a misappropriation of), diluted or otherwise violated, or is infringing, misappropriating (or constitutes or results from the misappropriation of), diluting or otherwise violating any Intellectual Property of any Person. To the Knowledge of the Company or SpinCo, none of the SpinCo Entities or, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities, has received from any Person in the past three (3) years any written notice, charge, complaint, claim or other assertion: (i) of any infringement, misappropriation, dilution or other violation of any Intellectual Property of any Person or (ii) challenging the ownership, use, validity or enforceability of any SpinCo Owned Intellectual Property that is material to the SpinCo Business as currently conducted and as currently proposed to be conducted.

(f)To the Knowledge of the Company or SpinCo, no other Person has infringed, misappropriated, diluted or violated, or is infringing, misappropriating, diluting or violating, any SpinCo Owned Intellectual Property or any SpinCo Licensed Intellectual Property exclusively licensed to the Company, any of its Subsidiaries, or any of the SpinCo Entities, in each case, that is material to the SpinCo Business. No such claims have been made in writing or, to the Knowledge of the Company or SpinCo, otherwise made against any Person by any of the SpinCo Entities or, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities in the past three (3) years.

(g)To the Knowledge of the Company or SpinCo, each of the SpinCo Entities and, with respect to the SpinCo Business, the Company and each of its Subsidiaries other than the SpinCo Entities, have taken and currently takes adequate and commercially reasonable steps to maintain the secrecy and confidentiality of all Trade Secrets included in the SpinCo Owned Intellectual Property and all Trade Secrets of any Person to whom any of the SpinCo Entities or, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities, has a confidentiality obligation with respect to such Trade Secrets. No Trade Secret material to the SpinCo Business has been authorized by the Company, any of its Subsidiaries, or any of the SpinCo Entities to be disclosed (or, to the Knowledge of the Company or SpinCo, has been disclosed) to any Person other than (i) pursuant to a written agreement adequately restricting the disclosure and use of such Trade Secret or (ii) to a Person who otherwise has a duty to protect such Trade Secret.

(h)Each of the past and present employees, consultants and independent contractors of the Company, any of its Subsidiaries, or any of the SpinCo Entities who has been or is engaged in inventing, creating, conceiving or developing any Intellectual Property that is material to the SpinCo Business as currently conducted and as currently proposed to be conducted for any of the SpinCo Entities or, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities has executed and delivered to the Company or such Subsidiary or SpinCo Entity, as applicable, a written agreement, pursuant to which such Person has (x) agreed to hold all confidential information of the SpinCo Business in confidence both during and after such Person’s employment or retention, as applicable, and (y) presently assigned to the Company, such Subsidiary, or such SpinCo Entity, as applicable, all of such Person’s rights, title and interest in and to all Intellectual Property invented, created, conceived or developed in the course of such Person’s employment or engagement thereby (each, a “Personnel IP Contract”). To the Knowledge of the Company or SpinCo, there is no uncured breach by any such Person with respect to any Intellectual Property that is material to the SpinCo Business as currently conducted and as currently proposed to be conducted under any such Personnel IP Contract.

(i)No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to invent, create, conceive or develop, in whole or in part, (i) any SpinCo Owned Intellectual Property or (ii) to the Knowledge of the Company or SpinCo any SpinCo Licensed Intellectual Property exclusively licensed to the Company, any of its Subsidiaries, or any of the SpinCo Entities, in each case of clauses (i) and (ii), that is material to the SpinCo Business as currently conducted and as currently proposed to be conducted, except for any such funding or use of facilities or personnel that (A) does not result in such Governmental Authority, university, college, research institute or other educational institution obtaining or retaining, or having the right to obtain or retain ownership of, or use rights to (except for use rights during the term of the applicable SpinCo Contract with such Governmental Authority, university, college, research institute or other educational institution), any SpinCo Owned Intellectual Property, or (B) does not require or otherwise obligate the Company, any of its Subsidiaries, or any of the SpinCo Entities to grant or offer to any Governmental Authority, university, college, research institute or other educational institution any license or other right to, or covenant not to assert with respect to, any SpinCo Owned Intellectual Property (except for use rights during the term of the applicable SpinCo Contract with such Governmental Authority, university, college, research institute or other educational institution).

(j)As of the date hereof, none of the Company or any of its Subsidiaries owns or purports to own any Software included in the SpinCo Owned Intellectual Property that is material to the SpinCo Business, and, as of the Distribution, none of the SpinCo Entities owns or purports to own any Software included in the SpinCo Owned Intellectual Property that is material to the SpinCo Business.

(k)To the Knowledge of the Company or SpinCo, (i) as of the date hereof, the Company or one of its Subsidiaries, and (ii) as of the Distribution, a SpinCo Entity, owns or has a valid right to access and use pursuant to a written SpinCo Contract, all SpinCo IT Systems in the manner in which they are currently accessed or used in the conduct of the SpinCo Business. To the Knowledge of the Company or SpinCo, except for the IT Assets utilized by Company to provide services to SpinCo pursuant to the applicable Transition Services Agreement, the SpinCo IT Systems are adequate in all material respects for the operation and conduct of the SpinCo Business as currently conducted. To the Knowledge of the Company or SpinCo, the SpinCo IT Systems have not materially malfunctioned or failed for the past three (3) years. To the Knowledge of the Company or SpinCo, during the past three (3) years, there has been no unauthorized access to or use of, or breach or other violation of, any SpinCo IT Systems, in each case, that has had, individually or in the aggregate, a material adverse effect on the SpinCo Business or the SpinCo IT Systems.

(l)Neither the execution of this Agreement or any of the other Transaction Documents nor the consummation of the Transaction Process will result in (i) the loss or impairment of, or any Lien on, any material SpinCo Owned Intellectual Property or material SpinCo Licensed Intellectual Property; (ii) the release, disclosure or delivery of any source code included in the SpinCo Owned Intellectual Property to any Person; or (iii) the payment of any additional consideration to, or the reduction of any amount(s) payable from, any Person, in each case, with respect to any SpinCo Owned Intellectual Property or SpinCo Licensed Intellectual Property, and where the applicable consideration or amount(s) exceeds $200,000.

Section 5.20Environmental Matters.

(a)Except as would not otherwise reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect:

(i)With respect to their operation of the SpinCo Business, the Company and its Subsidiaries are, and during the past three (3) years the Company and its Subsidiaries have been, in compliance with applicable Environmental Laws, which compliance includes obtaining, maintaining, and complying with all Permits required under Environmental Laws for the operation of the SpinCo Business, all of which Permits are in full force and effect;

(ii)With respect to their operation of the SpinCo Business, the Company and its Subsidiaries have not received notice from any Governmental Authority or Person alleging any non-compliance with or Liability under any applicable Environmental Law by the Company or any of its Subsidiaries;

(iii)No Actions pursuant to any Environmental Law to the extent affecting the SpinCo Business or any SpinCo Assets are pending or threatened in writing or, to the Knowledge of the Company or SpinCo, threatened orally against the Company or any of its Subsidiaries; and

(iv)Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company or SpinCo, any other Person has Released Hazardous Materials at, on, upon, into or from any SpinCo Real Property at concentrations or under conditions that would result in the Company or any Subsidiary incurring Liability under Environmental Laws.

Section 5.21Affiliate Matters. Except for Contracts solely between or among the SpinCo Entities or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth in Section 5.21 of the SpinCo Disclosure Schedule, no SpinCo Entity is party to any SpinCo Affiliate Contract.

Section 5.22Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent, Merger Sub or any of the SpinCo Entities would be liable in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of any SpinCo Entity.

Section 5.23Proxy Statement; Registration Statements. None of the information regarding any of the Company or any of its Subsidiaries (including the SpinCo Entities), the SpinCo Business, or the Transactions to be provided by the Company or SpinCo or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Parent Registration Statement, the SpinCo Registration Statement or the documents relating to the Distribution that are filed with the SEC and/or distributed to Company stockholders or Parent shareholders (the “Distribution Documents”) will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Parent Registration Statement or the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Parent Shareholders Meeting, at the Distribution Time or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The SpinCo Registration Statement will comply as to form in all material respects with the provisions of the Securities Act, except that no representation is made by the Company or SpinCo with respect to information provided by Parent specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statement.

Section 5.24Board and Shareholder Approval. Each of the Company Board and the SpinCo Board, at a meeting duly called and held or by written consent, has by unanimous vote of all directors present or unanimous consent, (a) approved this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and authorized and approved the execution, delivery and performance hereof and thereof and the consummation of the Transactions, including the Merger and the Separation, and (b) declared each of them advisable, fair to and in the best interests of the Company, SpinCo and their respective stockholders. As of the date hereof, the sole shareholder of SpinCo is (and as of immediately prior to the Distribution the sole shareholder of SpinCo will be) the Company. Immediately after the execution of this Agreement, the Company will approve and adopt, as SpinCo’s sole shareholder, this Agreement and the Transaction Documents and the Transactions, including the Merger (the “SpinCo Shareholder Approval”). The SpinCo Shareholder approval is the only approval of the shareholders of the Company or any of its Subsidiaries required to approve the Transactions.

Section 5.25Parent Capital Stock. Neither the Company nor any of its Subsidiaries, including SpinCo owns (directly or indirectly, beneficially or of record) or will own on the Closing Date nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Parent (other than as contemplated by this Agreement).

Section 5.26Healthcare Regulatory Matters.

(a)SpinCo and its Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Healthcare Laws, except where such failure to so comply would not reasonably be expected, individually or in the aggregate, to have a material impact on the SpinCo Business. Neither SpinCo nor any of its Subsidiaries has received any written notice or other written communication from any Regulatory Authority alleging any material violation of any applicable Healthcare Law that remains unresolved. There are no investigations, suits, claims, actions or proceedings pending or, to the Knowledge of the Company, threatened against SpinCo or any of its Subsidiaries with respect to any of the SpinCo Products or alleging any material violation by SpinCo or the SpinCo Products of any such applicable Healthcare Law.

(b)Neither SpinCo nor any of its Subsidiaries holds any Regulatory Authorization, or has any such application for a Regulatory Authorization pending with the FDA or any other applicable Regulatory Authority or, to the Knowledge of the Company, has at any time in the past three (3) years has been required to hold a Regulatory Authorization in connection with the SpinCo Products or operations.

(c)Neither SpinCo nor any of its Subsidiaries is conducting or sponsoring, and during the past three (3) years, has not conducted or sponsored, any pre-clinical studies or clinical trials that are or were required under any applicable Healthcare Laws to be conducted in compliance with Good Laboratory Practices or Good Clinical Practices.

(d)None of the SpinCo Entities or, to the Knowledge of the Company, any person acting on behalf of any SpinCo Entity has during the past three (3) years, with respect to any SpinCo Product: (i) been subject to a shutdown or import or export prohibition imposed by any Regulatory Authority; or (ii) received any FDA Form 483, or other written notice of inspectional observations, “warning letters,” “untitled letters” or any similar written correspondence from any Regulatory Authority in respect of such SpinCo Entity or its business operations, alleging or asserting material noncompliance with any applicable Healthcare Law or Regulatory Authorization, and, to the Knowledge of the Company, no Regulatory Authority has threatened such action.

(e)None of the SpinCo Entities has (i) made an untrue statement of a material fact or fraudulent statement to any Regulatory Authority, (ii) failed to disclose a material fact required to be disclosed to any Regulatory Authority or (iii) committed an act, made a disclosure, or failed to commit an act or make a disclosure, including with respect to any scientific data or information, that, at the time of such action, failure to act, disclosure or failure to disclose (as applicable), would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or for the FDA or any other Regulatory Authority to invoke any similar policy. None of SpinCo or, to the Knowledge of SpinCo, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that has resulted in, or would reasonably be expected to result in, debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or exclusion from participation in any federal health care program.

Section 5.27Data Privacy.

(a)(i) SpinCo and its Subsidiaries (and, with respect to the SpinCo Business, the Company and each of its Subsidiaries other than the SpinCo Entities) are, and have for the past three (3) years been, in material compliance with all Privacy Requirements. During the past three (3) years, neither SpinCo nor any of its Subsidiaries (and, with respect to the SpinCo Business, neither the Company nor any of its Subsidiaries other than the SpinCo Entities) has received any written notice of any claims, charges, investigations, or regulatory inquiries related to or alleging the violation of any Privacy Requirements.

(b)Each of the SpinCo Entities (and, with respect to the SpinCo Business, the Company and each of its Subsidiaries other than the SpinCo Entities), has (i) implemented, and for the past three (3) years has maintained, commercially reasonable technical and organizational safeguards to protect Personal Information and other confidential data in its possession or under its control, and (ii) taken commercially reasonable steps to ensure that any third party with access to any Personal Information collected by or on behalf of any of the SpinCo Entities (or, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities) has implemented and maintained commercially reasonable safeguards.

(c)During the past three (3) years: (i) there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information (“Security Incident”) maintained by SpinCo or any of its Subsidiaries (or, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities); nor (ii) to the Knowledge of the Company or SpinCo, has any Person processing Personal Information on behalf of the SpinCo Entities (and, with respect to the SpinCo Business, the Company or any of its Subsidiaries other than the SpinCo Entities) experienced any Security Incidents with respect to such Personal Information. SpinCo and its Subsidiaries (and, with respect to the SpinCo Business, the Company and its Subsidiaries other than the SpinCo Entities) have implemented reasonable disaster recovery and business continuity plans.

(d)To the Knowledge of the Company or SpinCo, the transfer of Personal Information in connection with the Transactions will not violate in any material respect any Privacy Requirements.

Section 5.28Anti-Bribery, Anti-Corruption and Anti-Money Laundering. None of the Company or the Company’s Subsidiaries (in each case, with respect to the SpinCo Business), the SpinCo Entities, or any of their respective directors, officers, employees, agents, or any other Person acting for or on behalf of the SpinCo Business or SpinCo Entities has, directly or indirectly, for the previous five (5) years, (a) made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party, or political campaign, for the purpose of (i) influencing any act or decision of such Government Official, candidate, party or campaign, (ii) inducing such Government Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (iii) obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature, or (v) otherwise securing any improper advantage; (b) paid, offered, or promised to pay or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (c) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment, or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records of the Company or the Company’s Subsidiaries (in each case, with respect to the SpinCo Business) or the SpinCo Entities; or (f) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or any other Laws relating to corruption, bribery, or money laundering, in each case of clauses (a)-(e), in a manner that would result in a violation of any of the Laws described in clause (f). Within the past five (5) years, none of the Company, the Company’s Subsidiaries, or the SpinCo Entities has made any voluntary disclosure to any Governmental Authority relating to corruption, bribery, or money laundering Laws; been the subject of any investigation or inquiry regarding compliance with such Laws; or been assessed any fine or penalty under such Laws.

Section 5.29Sanctions, Import, and Export Controls. None of the Company or the Company’s Subsidiaries (in each case, with respect to the SpinCo Business), the SpinCo Entities, or any of their respective directors, officers, employees, agents, or any other Person acting for or on behalf of the SpinCo Business or SpinCo Entities (a) is a Person with whom transactions are prohibited or limited under any economic sanctions Laws, including those administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State, or the Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury, or (b) has violated any Laws relating to economic sanctions within the last five (5) years. The Company and the Company’s Subsidiaries (in each case, with respect to the SpinCo Business) and the SpinCo Entities are and for the past five (5) years have been in possession of and in compliance with any and all licenses, registrations, and permits that may be required for their lawful conduct under economic sanctions, import, and export control Laws, including without limitation the Export Administration Regulations, 15 C.F.R. § 730 et seq. Within the past five (5) years, none of the Company, the Company’s Subsidiaries, or the SpinCo Entities has made any voluntary disclosure to any Governmental Authority relating to sanctions, import, or export control Laws; been the subject of any investigation or inquiry regarding compliance with such Laws; or been assessed any fine or penalty under such Laws.

Section 5.30No Other Representations and Warranties. Except as expressly set forth in Article VI or in any Transaction Document, (a) the Company and SpinCo each acknowledges and agrees that neither Parent, Merger Sub nor any of their Affiliates, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Parent, Merger Sub or any of its Affiliates, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) the Company and SpinCo each further acknowledges and agrees that neither Parent nor any of its Affiliates shall be liable in respect of the accuracy or completeness of any information provided to the Company, SpinCo or any of its respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article VI or in any Transaction Document, each of the Company and SpinCo acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Parent or any of its Subsidiaries that may have been made available to the Company, SpinCo or any of their Representatives, and expressly disclaim reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to the Company, SpinCo or any of their Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Actual Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Parent Disclosure Schedule), any information, documents or other materials (including any such materials reviewed by the Company, SpinCo or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to the Company, SpinCo or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Parent or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article VI (including the Disclosure Schedule) of this Agreement or in any Transaction Document. In entering into this Agreement, the Company and SpinCo acknowledge and agree that they have relied solely upon their own investigation and analysis; and the Company and SpinCo acknowledge and agree, to the fullest extent permitted by Law, that Parent, Merger Sub and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to the Company or SpinCo or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Company or SpinCo or their Affiliates or any of their respective Representatives, including in respect of the specific representations and warranties set forth in Article VI of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed or identified in (a) the Parent SEC Documents filed and publicly available on the SEC’s EDGAR database at least two (2) Business Days prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the Parent Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article VI to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Parent and Merger Sub hereby represent and warrant to the Company and SpinCo as follows:

Section 6.1Organization of Parent and Merger Sub.

(a)Parent has been duly incorporated and is validly existing and in good standing as a Cayman Islands exempted company and has all requisite corporate power and authority to own, lease and operate its assets in the manner in which such assets are now owned, leased and operated and to conduct its business as it is now being conducted. Parent has made available to the Company true and complete copies of the Governing Documents of Parent. Parent is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub is a wholly owned Subsidiary of Parent. The copies of the Governing Documents of Merger Sub which were previously furnished or made available to the Company are true and complete copies of such documents as in effect on the date of this Agreement.

Section 6.2Due Authorization.

(a)Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 6.4, the Parent Shareholder Approval and the Merger Sub Shareholder Approval) to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the Parent Shareholder Approval and the Merger Sub Shareholder Approval, no other corporate action on the part of Parent or Merger Sub is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by Parent and (assuming that this Agreement or such other applicable Transaction Documents to which each of the Company or SpinCo is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of each of the Company and SpinCo (as applicable)) constitutes or will constitute a legal, valid and binding obligation of Parent and Merger Sub (as applicable), enforceable against Parent and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

(b)Assuming that a quorum (as determined pursuant to Parent’s Governing Documents) is present:

(i)each of those Transaction Proposals identified in clauses (A), (B) and (C) of Section 7.4(e)(ii) shall require approval by a special resolution under the CICA (being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Parent Shareholders Meeting, vote at the Parent Shareholders Meeting);

(ii) each of those Transaction Proposals identified in clauses (D), (E), (F) and (I), of Section 7.4(e)(ii), in each case, shall require approval by an ordinary resolution (being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Parent Shareholders Meeting, vote at the Parent Shareholders Meeting); and

(iii)each of those Transaction Proposals identified in clauses (G) and (H), of Section 7.4(e)(ii), in each case, shall require approval by the number of holders of Parent Common Stock required to approve such Transaction Proposals under applicable Law and the Governing Documents of Parent.

(c)The foregoing votes are the only votes of any of Parent’s share capital necessary in connection with entry into this Agreement by Parent and Merger Sub and the consummation of the Transactions, including the Closing.

(d)At a meeting duly called and held, the Parent Board has unanimously approved the Transactions as a Business Combination.

Section 6.3 Capital Stock and Other Matters.

(a)As of the date of this Agreement, the authorized share capital of Parent is 555,000,000 shares, divided into (i) 500,000,000 shares of Parent Class A Common Stock, 23,000,000 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 shares of Parent Class B Common Stock, of which 5,750,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preferred shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Parent Securities”). The foregoing represents all of the issued and outstanding Parent Securities as of the date of this Agreement. All issued and outstanding Parent Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Parent’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Parent’s Governing Documents or any Contract to which Parent is a party or otherwise bound.

(b)Subject to the terms of conditions of the Warrant Agreement, the Domesticated Parent Warrants will be exercisable after giving effect to the Merger for one share of Domesticated Parent Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 7,666,667 Parent Common Warrants and 8,233,333 Parent Private Placement Warrants are issued and outstanding. The Parent Warrants are not exercisable until the later of (x) August 12, 2022 and (y) thirty (30) days after the Closing. All outstanding Parent Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, subject to the Remedies Exemption; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Parent’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Parent’s Governing Documents or any Contract to which Parent is a party or otherwise bound. Except for the A&R Forward Purchase Agreement, Parent’s Governing Documents and this Agreement, there are no outstanding Contracts of Parent to repurchase, redeem or otherwise acquire any Parent Securities.

(c)Except as set forth in this Section 6.3 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the PIPE Investment and the Redemption Backstop, Parent has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Parent Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Parent Securities or the value of which is determined by reference to the Parent Securities, and there are no Contracts of any kind which may obligate Parent to issue, purchase, redeem or otherwise acquire any of its Parent Securities.

(d)Subject to obtaining the Parent Shareholder Approval, the shares of Domesticated Parent Stock comprising the Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase, option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Parent’s Governing Documents, or any Contract to which Parent is a party or otherwise bound.

(e)On or prior to the date of this Agreement, Parent has entered into the A&R Forward Purchase Agreement with the Sponsor, pursuant to which, and on the terms and subject to the conditions of which, Sponsor has agreed, subject to the terms and conditions therein and in connection with the Transactions, to make the PIPE Investment and the Redemption Backstop.

(f)Parent has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any Interest or other interest or investment (whether equity or debt) in any Person, whether incorporated or unincorporated (each, an “Investment”). Parent is not party to any Contract that obligates Parent to invest money in, loan money to or make any capital contribution to any other Person.

Section 6.4 Governmental Consents. No consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Parent or Merger Sub with respect to Parent’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the Transactions, except for (i) applicable requirements of the HSR Act, (ii) in connection with the Domestication, the applicable requirements and required approval of the Cayman Registrar, and (iii) as otherwise disclosed on Section 6.4 of the Parent Disclosure Schedule.

Section 6.5 No Conflict. Subject to the receipt of the Consents described in Section 6.4 and the Parent Shareholder Approval, the execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is or will be a party at the Effective Time and the consummation by Parent and Merger Sub of the Transactions (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by Parent and the Parent Subsidiaries, other than the SpinCo Entities) do not and will not as of the Effective Time: (a) violate any provision of, or result in the material breach of, any Law applicable to Parent and the Parent Subsidiaries or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any Parent Material Contract; or (c) violate any provision of the Governing Documents of Parent, or Merger Sub, except, in the case of clauses (a) and (b), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 6.6 Internal Controls; Listing; Financial Statements.

(a)Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, if any, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that, to Parent’s Knowledge, are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP and there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s control over financial reporting that has materially affected, or is reasonably likely to materially affect Parent’s internal control over financial reporting.

(b)As of the date hereof, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)The Parent Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on NASDAQ. There is no Action pending or, to the Knowledge of Parent, threatened against Parent by NASDAQ or the SEC with respect to any intention by such entity to deregister the Parent Class A Common Stock or prohibit or terminate the listing of Parent Class A Common Stock on NASDAQ.

(d)The financial statements and notes contained or incorporated by reference in the Parent SEC Filings fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Filings. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

(e)There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f)Neither Parent (including any employee thereof) nor Parent’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (ii) any Actual Fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

Section 6.7 No Undisclosed Liabilities. Except for any fees and expenses payable by Parent or Merger Sub as a result of or in connection with the consummation of the Transactions, there is no liability, debt or obligation of or claim or judgment against Parent or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Parent SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Parent SEC Filings in the ordinary course of business of Parent and Merger Sub, or (iii) which would not be, or would not reasonably be expected to be, material to Parent.

Section 6.8 Litigation and Proceedings. As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened Actions against Parent or Merger Sub, their respective properties or assets, or, to the Knowledge of Parent, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date of this Agreement, there are no investigations or other inquiries pending or, to the Knowledge of Parent, threatened by any Governmental Authority, against Parent or Merger Sub, their respective properties or assets, or, to the Knowledge of Parent, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date of this Agreement, there is no outstanding Governmental Order imposed upon Parent or Merger Sub, nor are any assets of Parent or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. From their respective dates of inception to the date of this Agreement, Parent and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, that would reasonably be expected to have a Parent Material Adverse Effect.

Section 6.9 Tax Matters.

(a)Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(i)(A) All Tax Returns required to be filed by Parent or Merger Sub have been timely filed (taking into account applicable extensions), (B) all such Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on such Tax Returns, have been paid, in the case of each of clauses (A) through (C), except to the extent adequate reserves therefor in accordance with GAAP have been provided on the financial statements of Parent contained in the Parent SEC Documents;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against Parent or any Parent Subsidiary (and, to the Knowledge of Parent, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes of Parent or Merger Sub;

(iii)Neither Parent nor any Parent Subsidiary has any Liability for Taxes of any other Person (other than Parent or any Parent Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by contract or operation of Law or otherwise;

(iv)Within the past two years, neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code;

(v) Neither Parent nor any Parent Subsidiary has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(vi)There are no Liens for Taxes (other than Permitted Liens) upon the assets of Parent or Merger Sub.

(b)Neither Parent nor Merger Sub has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Domestication from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F), (ii) the Tax-Free Status, (iii) the Company from receiving the Company Tax Opinions or (iv) Parent from receiving the Parent Tax Opinions.

(c)Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

(d)The representations and warranties set forth in this Section 6.9 constitute the sole and exclusive representations and warranties of Parent regarding Tax matters.

Section 6.10 Absence of Changes. Since the Balance Sheet Date until the date of this Agreement, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate a Parent Material Adverse Effect and (b) except as set forth in Section 6.10 of the Parent Disclosure Schedule, Parent and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 6.11 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent, Merger Sub or the SpinCo Entities would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or any Parent Subsidiary.

Section 6.12 Proxy Statement; Registration Statements. None of the information regarding Parent, Merger Sub or the Transactions to be provided by Parent specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Parent Registration Statement, the SpinCo Registration Statement or the Distribution Documents will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Parent Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Parent Shareholders Meeting, at the Distribution Time and at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement and the Parent Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Parent with respect to information provided by the Company or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the Parent Registration Statement.

Section 6.13 SEC Filings. Parent has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since August 12, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Parent SEC Filings”). Each of the Parent SEC Filings, as of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Parent SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the

Closing Date, then on the date of such filing), the Parent SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Filings. To the Knowledge of Parent, none of the Parent SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.14 Trust Account. As of the date of this Agreement, Parent has at least $235,750,000 in the Trust Account (including an aggregate of approximately $8,050,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of August 9, 2021, between Parent and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Filings to be inaccurate or that would entitle any Person (other than the Parent Shareholders holding shares of Parent Common Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Common Stock pursuant to Parent’s Governing Documents and the underwriters of Parent’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than (i) to pay Taxes and (ii) payments with respect to all Parent Share Redemptions. There are no claims or proceedings pending or, to the Knowledge of Parent, threatened with respect to the Trust Account. Parent has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Parent to dissolve or liquidate pursuant to Parent’s Governing Documents shall terminate, and as of the Effective Time, Parent shall have no obligation whatsoever pursuant to Parent’s Governing Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the Transactions. To Parent’s Knowledge, as of the date hereof, following the Effective Time, no shareholder of Parent shall be entitled to receive any amount from the Trust Account except to the extent such shareholder of Parent is exercising a Parent Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company and SpinCo with its obligations hereunder and under the other Transaction Documents, neither Parent or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent and Merger Sub on the Closing Date.

Section 6.15 Investment Company Act; JOBS Act. Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Parent constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 6.16 Indebtedness. Section 6.16 of the Parent Disclosure Schedule sets forth the principal amount of all of the outstanding Indebtedness, as of the date hereof, of Parent and Merger Sub.

Section 6.17 Stock Market Quotation. As of the date hereof, the Parent Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on NASDAQ under the symbol “AHPA”. As of the date hereof, the Public Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “AHPAW.” As of the date hereof, the Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “AHPAU.” There is no Action or proceeding pending or, to the Knowledge of Parent, threatened against Parent by NASDAQ or the SEC with respect to any intention by such entity to deregister the Parent Class A Common Stock or Parent Warrants or terminate the listing of Parent Class A Common Stock or Parent Warrants on NASDAQ. None of Parent, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Parent Class A Common Stock or Parent Warrants under the Exchange Act except as contemplated by this Agreement.

Section 6.18Business Activities.

(a)Since formation, neither Parent nor Merger Sub have conducted any business activities other than activities related to Parent’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Parent’s Governing Documents or as otherwise contemplated by this Agreement or the Transaction Documents and the Transactions and thereby, there is no agreement, commitment, or Governmental Order binding upon Parent or Merger Sub or to which Parent or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Parent or Merger Sub or any acquisition of property by Parent or Merger Sub or the conduct of business by Parent or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)Except for Merger Sub and the Transactions, Parent does not own or have a right to acquire, directly or indirectly, any Investment in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the Transactions and thereby, Parent has no material interests, rights, obligations or Liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the Transactions, Merger Sub does not own or have a right to acquire, directly or indirectly, any Investment in any corporation, partnership, joint venture, business, trust or other entity.

(c)Merger Sub was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than incident to the Transactions and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Transaction Documents and the other documents and Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d)As of the date hereof and except for this Agreement, the Transaction Documents and the other documents and Transactions (other than with respect to expenses and fees incurred in connection therewith and the Business Combination), neither Parent nor Merger Sub are party to any Contract with any other Person that would require payments by Parent or any of its Subsidiaries after the date hereof in excess of $150,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. Section 6.18(d) of the Parent Disclosure Schedule sets forth a true and complete list of all outstanding Working Capital Loans as of the date hereof.

Section 6.19 Section 280G. Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby or by the Transaction Documents shall, either alone or in connection with any other event(s), result in the payment of any amount to any current or former employee, officer, director or independent contractor of Parent or other Person that could, individually or in the aggregate, or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 6.20 No Other Representations and Warranties. Except as expressly set forth in Article IV and Article V or in any Transaction Document, (a) each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any of its Affiliates (including the SpinCo Entities), nor any of their respective Representatives has made, or is making, any representation or warranty whatsoever to with respect to the Company or any of its Affiliates (including the SpinCo Entities), or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of Parent and Merger Sub further acknowledges and agrees that neither the Company nor any of its Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Parent, Merger Sub or any of its respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article IV or Article V or in any Transaction Document, each of Parent and Merger Sub acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the Company, SpinCo, any of the SpinCo Entities or the SpinCo Business that may have been made available, in the SpinCo Datasite or otherwise, to Parent, Merger Sub or any of their Representatives, and expressly disclaim reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Parent, Merger Sub or any of their Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Actual Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the SpinCo Disclosure Schedule), any information, documents or other materials (including any such materials contained in the SpinCo Datasite or otherwise reviewed by Parent, Merger Sub or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Parent, Merger Sub or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company or SpinCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article IV or Article V of this Agreement or in any Transaction

Document. In entering into this Agreement, Parent and Merger Sub acknowledge and agree that they have relied solely upon their own investigation and analysis; and Parent and Merger Sub acknowledge and agree, to the fullest extent permitted by Law, that the Company, the SpinCo Entities and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Parent or its Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent or its Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties set forth in Article IV or Article V of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business by Parent and Merger Sub Pending the Merger. From the date hereof and prior to the Effective Time (or the earlier termination of this Agreement) (the “Interim Period”), except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.1 of the Parent Disclosure Schedule), the Transaction Documents, the PIPE Investment, the Redemption Backstop or in connection with the Domestication, (ii) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned, delayed or denied) or (iii) as required by applicable Law, Parent shall, and shall cause its Subsidiaries, including Merger Sub, as applicable, to, conduct its operations in the ordinary course of business in all material respects. During the Interim Period, Parent shall, and shall cause its Subsidiaries, including Merger Sub, to comply with, and continue performing under, as applicable, the Governing Documents of Parent, the Trust Agreement and all other agreements or Contracts to which Parent or its Subsidiaries may be a party. Without limiting the generality of the foregoing, during the Interim Period, except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.1 of the Parent Disclosure Schedule), the Transaction Documents, the PIPE Investment or in connection with the Domestication, (ii) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned, delayed or denied, other than with respect to subsection (b), with respect to which consent may be withheld at the Company’s sole discretion) or (iii) as required by applicable Law, Parent shall not, and shall cause its Subsidiaries, including Merger Sub, as applicable, not to:

(a)seek any approval from the Parent Shareholders to amend, modify, restate, waive, rescind or otherwise change the Trust Agreement or the Governing Documents of Parent or Merger Sub (other than as contemplated by the Transaction Proposals);

(b)(i) make or declare any dividend or distribution to the Parent Shareholders or make any other distributions in respect of any of Parent’s equity interests or Merger Sub capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of Parent’s equity interests or Merger Sub capital stock or equity interests, or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Parent or Merger Sub, other than a redemption of shares of Parent Class A Common Stock made as part of the Parent Share Redemptions;

(c)make, change or revoke any material Tax election or (ii) settle or compromise any material Tax liability;

(d)enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Parent or Merger Sub (including, for the avoidance of doubt, (i) the Sponsor and (ii) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(e)incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness (x) for borrowed money or guarantee from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at the Closing, and in any event in an aggregate amount not to exceed $100,000 (or, in the case of Working Capital Loans, up to $150,000), or (y) incurred between Parent and Merger Sub;

(f)(i) issue any Parent Securities or securities exercisable for or convertible into Parent Securities, other than issuances contemplated by the Transactions, (ii) grant any options, warrants or other equity-based awards with respect to Parent Securities not outstanding on the date hereof or (iii) amend, modify or waive any of the material terms or rights set forth in any Parent Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(g)enter into any agreement to do any action prohibited under this Section 7.1.

Section 7.2 Conduct of SpinCo Business Pending the Merger. During the Interim Period (solely with respect to the SpinCo Entities or the SpinCo Business), except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.2 of the SpinCo Disclosure Schedule), the Internal Reorganization or the Transaction Documents, (ii) as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) as required by applicable Law or any COVID-19 Measures, the Company and the SpinCo Entities shall, and shall cause and ensure that their respective Subsidiaries (including the SpinCo Entities), to (x) conduct the SpinCo Business in the ordinary course of business in all material respects, (y) use commercially reasonable efforts to manage the SpinCo Business’ working capital and maintain the books and records related to the SpinCo Business consistent with past practice and (z) use commercially reasonable efforts to maintain their respective relations and goodwill with all material suppliers, material customers and other material commercial counterparties and Governmental Authorities (in each case, as related to the SpinCo Business). Without limiting the generality of Section 7.2(a), during the Interim Period (solely with respect to the SpinCo Entities or the SpinCo Business), except as (A) required or contemplated by this Agreement (including as set forth in Section 7.2 of the SpinCo Disclosure Schedule), the Internal Reorganization or the Transaction Documents, (B) as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to subsection (b) or (c), with respect to which consent may be withheld at the Company’s sole discretion) or (C) as required by applicable Law or any COVID-19 Measures, the Company and SpinCo shall not, and each shall cause its respective Subsidiaries not to (in each case solely with respect to the SpinCo Entities or the SpinCo Business):

(a)amend, modify, restate, waive, rescind or otherwise change the Governing Documents of any of the SpinCo Entities, other than an amendment to the certificate of incorporation of SpinCo to increase the number of authorized or outstanding shares of SpinCo Common Stock in connection with the Distribution in accordance with this Agreement and the Transaction Documents;

(b)other than as required for the Distribution, (i) declare, set aside or pay any dividends on or make other distributions in respect of any of the Interests of any of the SpinCo Entities (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of Interests of any SpinCo Entity that is wholly owned directly or indirectly by SpinCo, (ii) split, combine, subdivide, reduce, or reclassify any of the Interests of any of the SpinCo Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, Interests of the SpinCo Entities or (iii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any Interests (including any securities convertible or exchangeable into such Interests) (except for the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture of any Company Equity Awards, in each case, in accordance with their respective terms as in effect as of the date hereof);

(c)other than as contemplated by the Distribution, issue, sell, pledge, dispose of, grant, transfer or encumber, any shares of capital stock of, any other Interests in, or any SpinCo Voting Debt of, any of the SpinCo Entities of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests in any of the SpinCo Entities, or any options, warrants, stock units, or other rights of any kind to acquire any shares of capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, in each case, of the SpinCo Entities, other than (i) the issuance by a SpinCo Entity that is a wholly owned Subsidiary of SpinCo of its capital stock or other Interests to SpinCo or another wholly owned Subsidiary of SpinCo or (ii) the issuance of capital stock or other Interests upon the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof and, in each case, in accordance with their respective terms as in effect as of the date hereof;

(d)sell, assign, transfer, convey, lease, license, abandon, mortgage, pledge or permit any Lien on (other than a Permitted Lien) or otherwise dispose of any SpinCo Assets (excluding Intellectual Property, which is the subject of Section 7.2(e) below);

(e)(i) purchase, sell, license, sublicense, lease, pledge, covenant not to assert, assign, transfer, abandon, cancel, let lapse or expire, or otherwise dispose, transfer or grant any other rights in or with respect to any Intellectual Property (other than with respect to (A) immaterial or obsolete SpinCo Owned Intellectual Property or (B) the grant of non-exclusive licenses of SpinCo

Owned Intellectual Property in the ordinary course of business consistent with past practice); or (ii) disclose any material Trade Secrets of the SpinCo Business to any other Person (other than in the ordinary course of business consistent with past practice to a Person bound by adequate and enforceable use restrictions and confidentiality obligations with respect to such Trade Secrets);

(f)receive, collect, use, store, process, share, safeguard, secure (technically, physically or administratively), dispose of, destroy, disclose, or transfer (including cross-border) any Personal Information (or fail to do any of the foregoing, as applicable) in material violation of any Privacy Requirements;

(g)merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the SpinCo Entities with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the SpinCo Entities;

(h)acquire (including by merger, consolidation, or acquisition of shares or assets), lease or license, (i) any interest in any Person or (ii) any assets of any Person that would be an asset of the SpinCo Entities at the Effective Time, other than, in the case of clause (ii), (A) in the ordinary course of business with respect to assets having a value not exceeding $2,000,000, individually, or $4,000,000, in the aggregate, the purchase price for which will be paid by the Company or any of its Subsidiaries prior to the Distribution Date;

(i)repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money other than in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $500,000;

(j)make any material loans, material capital contributions or material investments in, or advances of money to, in each case, in excess of $2,000,000 individually or $4,000,000 in the aggregate, any Person (other than the SpinCo Entities), in each case, except for (i) advances to employees or officers of any SpinCo Entity for expenses incurred in the ordinary course of the SpinCo Business consistent with past practice and in accordance with the Company’s and its Subsidiaries’ policies in respect thereof or (ii) extended payment terms for customers in the ordinary course of the SpinCo Business consistent with past practice;

(k)(A) amend or modify in any material respect, terminate (excluding any expiration in accordance with its terms), or waive any material right, benefit or remedy under, any SpinCo Material Contract or (B) enter into any Contract that if entered into prior to the date hereof would be required to be listed on Section 5.7 or Section 5.15(a) of the SpinCo Disclosure Schedule;

(l) Except as contemplated by the Transaction Documents, as required by applicable Law or as required by any existing Company Benefit Plan, or in the ordinary course of business consistent with past practice, (i) adopt, enter into, amend or alter in any respect or terminate any Company Benefit Plan in respect of any SpinCo Service Provider (other than the grant of equity awards in the ordinary course of business consistent with past practice), or any SpinCo Benefit Plan, (ii) grant or agree to grant any material increase in the wages, salary, bonus or other compensation, remuneration or benefits of any SpinCo Service Provider, or that would result in any material Liability to any SpinCo Entity, (iii) grant or provide any change-in-control, severance, termination, retention or similar payments or benefits to any SpinCo Service Provider, or that would result in any material Liability to any SpinCo Entity, (iv) hire or engage, or make an offer to hire or engage, any officer, employee, service provider or individual independent contractor of any SpinCo Entity whose annual base pay exceeds $250,000, or (v) terminate (without cause) the employment of any SpinCo Employee or engagement of any SpinCo Independent Contractor whose annual base pay or retainer exceeds $250,000;

(m) except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices of any SpinCo Entity or with respect to the SpinCo Business;

(n)waive, release, settle, compromise or otherwise resolve any Action, litigation or other proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $375,000 in the aggregate;

(o)(i) make, change or revoke any material Tax election in respect of the SpinCo Business that would bind any SpinCo Entity for periods following the Effective Time (other than an election reasonably required in connection with the Separation) or

(ii) settle or compromise any material Tax liability for which a SpinCo Entity would be responsible under any Transaction Document;

(p)make or commit to make any capital expenditures, on an annualized basis, in the aggregate, in excess of $2,000,000, in the aggregate;

(q)enter into any collective bargaining agreement or other similar Contract with a labor union, works’ council, employee representative body or labor organization that would constitute a SpinCo CBA or in respect of which Parent or its Subsidiaries will have any Liability or obligations following the Effective Time, or amend or modify any SpinCo CBA;

(r)disclose or agree to disclose to any Person (other than Parent or any of its representatives) any material Trade Secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries, in each case other than in the ordinary course of business consistent with past practice and pursuant to customary contractual obligations or fiduciary or professional duty to maintain the confidentiality thereof;

(s)terminate without replacement or fail to use reasonable efforts to maintain any license or permit that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(t)waive the restrictive covenant obligations of any current officer of the Company or any of the SpinCo Entities;

(u)(i) limit the right of the Company or any of the SpinCo Entities to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company or any of the SpinCo Entities, taken as a whole;

(v)terminate without replacement or amend in a manner materially detrimental to the Company and its Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of the SpinCo Entities; or

(w) authorize or enter into any Contract to do any of the foregoing or otherwise agree or make any commitment to do any of the foregoing.

Section 7.3 Tax Matters.

(a)This Agreement is intended to constitute a “plan of reorganization” for purposes of Section 368 of the Code and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to (A) ensure that (i) the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F), (ii) the Contribution and Distribution, taken together, will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(D) and 355(a) of the Code, (iii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iv) the Merger (taking into account the PIPE Investment) will not cause Section 355(e) of the Code to apply to the Distribution (with respect clauses (ii)-(iv), the “Tax-Free Status”) and (B) not take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent (i) the Domestication from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F) or (ii) the Tax-Free Status. Following the Effective Time, none of the Company, Parent or any of their respective Affiliates shall take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status.

(b)Each of the Company, SpinCo and Parent shall cooperate with one another and shall use its reasonable best efforts for the Company to obtain a written opinion of LW, reasonably satisfactory in form and substance to the Company (the “Company Distribution Tax Opinion”), dated as of the Closing Date, to the effect that, on the basis of the facts, customary representations and assumptions set forth or referred to in such opinion, (i) the Contribution and Distribution, taken together, will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(D) and 355(a) of the Code and (ii) the Merger will not cause Section 355(e) of the Code to apply to the Distribution. In delivering the Company Distribution Tax Opinion, LW shall be entitled to receive and rely upon the Parent Distribution Tax Representations and the Company Distribution Tax Representations.

(c)Company and SpinCo, on the one hand, and Parent, on the other hand, shall cooperate with one another in obtaining, and shall use their respective reasonable best efforts to obtain, a written opinion of LW (the “Company Merger Tax Opinion”), in the case of Company and SpinCo, and a written opinion of Weil (the “Parent Merger Tax Opinion”), in the case of Parent, reasonably satisfactory in form and substance to the Company and Parent, respectively, dated as of the Closing Date, to the effect that, on the basis of the facts, customary representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In delivering the Company Merger Tax Opinion and the Parent Merger Tax Opinion, LW and Weil shall both be entitled to receive and rely upon the SpinCo Merger Tax Representations and the Parent Merger Tax Representations.

(d)Company and SpinCo, on the one hand, and Parent, on the other hand, shall cooperate with one another in obtaining, and Parent shall use its reasonable best efforts to obtain a written opinion of Weil (the “Parent Domestication Tax Opinion”) reasonably satisfactory in form and substance to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, customary representations and assumptions set forth or referred to in such opinion, the Domestication will qualify as a “reorganization” under Section 368(a)(1)(F) of the Code. In delivering the Parent Domestication Tax Opinion, Weil shall be entitled to receive and rely upon representations, as necessary, of an officer of each of the Company, SpinCo and Parent dated as of the Closing Date, in form and substance reasonably satisfactory to Weil and delivered to Weil in connection with the Domestication. For the avoidance of doubt, the receipt of the Parent Domestication Tax Opinion is not a condition to closing under Article VIII.

(e)The Company and SpinCo, on the one hand, and Parent, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, any Tax opinions required to be filed with the SEC in connection with the filing of the Parent Registration Statement and shall each use its respective reasonable best efforts to cause such opinions to be timely filed.

(f)Parent will promptly notify the Company if, before the Effective Time, it knows or has reason to believe that Parent is not reasonably expected to be able to obtain the Parent Merger Tax Opinion.

(g)The Company will promptly notify Parent if, before the Effective Time, it knows or has reason to believe that the Company is not reasonably expected to be able to obtain any of the Company Tax Opinions.

Section 7.4 Preparation of the Registration Statements and Prospectus; Parent Shareholders Meeting.

(a)As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i) Parent, the Company and SpinCo shall jointly prepare and Parent shall file with the SEC the Parent Registration Statement; (ii) Parent, the Company and SpinCo shall jointly prepare and SpinCo shall file with the SEC the SpinCo Registration Statement; (iii) Parent, the Company and SpinCo shall jointly prepare and Parent shall file with the SEC the Proxy Statement (which Proxy Statement may form a part of the Parent Registration Statement); and (iv) the Parties shall jointly prepare and cause to be filed such other filings required under applicable securities Laws in connection with the Transactions.

(b)Each of Parent, the Company and SpinCo shall use its reasonable best efforts to have the Parent Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and to keep such registration statements effective for as long as is necessary to consummate the Transactions, and, prior to the effective date of the Parent Registration Statement and the SpinCo Registration Statement, each of Parent, the Company and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the Parent Share Issuance and the Distribution. As promptly as practicable after the Parent Registration Statement and the SpinCo Registration Statement shall have become effective, each of the Company and Parent, as applicable, shall cause the Distribution Documents or the Parent Registration Statement (which shall include the Proxy Statement), as applicable, to be mailed or made available to the Company’s stockholders or the Parent’s stockholders, as applicable, in each case, pursuant to applicable Law. No filing of, or amendment or supplement to, the Parent Registration Statement or the Proxy Statement will be made by Parent without providing the Company and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Parent in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statement will be made by the Company or SpinCo without providing Parent with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by the Company in good faith). Each Party (as applicable) will use its reasonable best efforts to cause the Distribution Documents and the Parent Registration Statement to comply in all material respects with the applicable requirements of U.S. federal securities Laws.

(c)Each of Parent, the Company and SpinCo shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Parent Registration Statement or SpinCo Registration Statement will, at the time filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, (B) the Proxy Statement will, at the date it is first mailed or made available to the Parent’s shareholders and at the time of the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (C) the Distribution Documents will, at the date they are mailed or made available to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)If, at any time prior to the Effective Time, any information relating to Parent, the Company or SpinCo, or any of their respective Affiliates, directors or officers, should be discovered by Parent, the Company or SpinCo, which should be set forth in an amendment or supplement to the Parent Registration Statement, the Proxy Statement or the SpinCo Registration Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and, to the extent required by Law, disseminated to the shareholders of Parent or the Company, as applicable. Each Party shall notify the other Party promptly of the time when the Parent Registration Statement or the SpinCo Registration Statement has become effective and of the issuance of any stop order or suspension of the qualification of the shares of Domesticated Parent Stock issuable pursuant to the Merger or shares of SpinCo Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to provide the other Party and their respective counsel promptly with copies of any written comments or requests for amendments or supplements, and shall promptly inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC with respect to the Parent Registration Statement, the Proxy Statement or the SpinCo Registration Statement promptly after receipt of such comments, and shall provide the other Party with copies of any written or oral responses or correspondence between it or its Affiliates and the SEC related thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review in advance any such written responses and to participate in any discussions or oral material communications with the SEC, and each Party shall reasonably consider in good faith the additions, deletions, comments or changes suggested thereto by the other Party and its counsel.

(e)Parent Shareholders Meeting.

(i)Parent shall call, give notice of, convene and hold a general meeting (the “Parent Shareholders Meeting”) as promptly as reasonably practicable following the date on which the Parent Registration Statement is declared effective, and in any case, no later than thirty (30) Business Days thereafter, for the purpose of obtaining the Parent Shareholder Approval; provided, that subject to the requirements of any applicable Law, Parent may (and, in the case of clause (C) on up to two (2) occasions upon the reasonable request of the Company (and for no more than five (5) Business Days each) shall) postpone or adjourn the Parent Shareholders Meeting (A) if a quorum has not been established; (B) after consultation with the Company, to allow reasonable additional time for the filing and mailing of any supplement or amendment to the Proxy Statement as may be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by Parent’s shareholders sufficiently in advance of the Parent Shareholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Parent Shareholder Approval would not otherwise be obtained; (D) after consultation with the Company, if otherwise required by applicable Law; or (E) with the prior written consent of the Company; provided, that the Parent Shareholders’ Meeting will not be adjourned to a date that is more than thirty (30) days after the date for which the Parent Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law). Parent shall advise the Company upon request on a daily basis during each of the last five (5) Business Days prior to the date of the Parent Shareholders Meeting as to the aggregate tally of proxies received by Parent with respect to the Parent Shareholder Approval and at additional times upon the reasonable request of the Company. Parent agrees that it shall provide the holders of shares of Parent Class A Common Stock the opportunity to elect redemption of such shares of Parent Class A Common Stock in connection with the Parent Shareholders’ Meeting, as required by Parent’s Governing Documents.

(ii) Parent shall, through the Parent Board, unanimously recommend to its shareholders (A) adoption and approval of the Domestication and change in the jurisdiction of incorporation of Parent from the Cayman Islands to the State of Delaware, (B) amendment and restatement of Parent’s existing Governing Documents in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing and the change of Parent’s name to OmniAb, Inc. as set forth in the Parent Charter, (C) adoption and approval of this Agreement, the Transaction Documents and the Transactions contemplated hereby and thereby, in each case, in accordance with applicable Law and exchange rules and regulations, (D) approval of the issuance of shares of Domesticated Parent Stock in connection with the Domestication, the PIPE Investment, the Redemption Backstop and the Merger, (E) approval of the adoption by Parent of the Parent Equity Plan and Parent ESPP, each as described in the Employee Matters Agreement, (F) election of directors to the Parent Board effective as of the Closing as contemplated by this Agreement, (G) adoption and approval of any other proposals as the SEC (or staff thereof) may indicate are necessary in its comments to the Proxy Statement or the Parent Registration Statement or correspondence related thereto, (H) adoption and approval of any other proposals as reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions and (I) adjournment of the Parent Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to constitute a quorum or approve and adopt any of the foregoing (such proposals in (A) through (I), together, the “Transaction Proposals”), and include such Parent Board Recommendation in the Proxy Statement (subject to Section 7.5) and, provided there has been no Modification in Recommendation in response to an Intervening Event in accordance with Section 7.5, use its reasonable best efforts to (1) solicit from its shareholders proxies in favor of the approval of the proposals required under the Parent Shareholder Approval, and (2) take all other action necessary or advisable to secure the Parent Shareholder Approval. Except as expressly permitted by Section 7.5, neither the Parent Board nor any committee thereof shall effect a Modification in Recommendation.

Section 7.5 Modification in Recommendation. The Parent Board shall not withdraw, amend, qualify or modify its recommendation to the Parent Shareholders that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the Parent Shareholders, a “Modification in Recommendation”); provided, that the Parent Board may make a Modification in Recommendation if it determines in good faith, after consultation with its outside legal counsel, in response to an Intervening Event, that a failure to make a Modification in Recommendation would be inconsistent with its fiduciary obligations to the Parent Shareholders under applicable Law; provided, further, that: (i) Parent shall have delivered written notice to the Company of its intention to make a Modification in Recommendation at least five (5) Business Days prior to the taking of such action by Parent, (ii) during such period and prior to making a Modification in Recommendation, if requested by the Company, Parent shall have negotiated in good faith with the Company regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the Parent Board to reaffirm its recommendation and not make such Modification in Recommendation and (iii) if the Company requested negotiations in accordance with clause (ii), Parent may make a Modification in Recommendation only if the Parent Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the five (5) Business Day period, offered in writing to Parent, continues to determine in good faith that failure to make a Modification in Recommendation would be inconsistent with its fiduciary duties to the Parent Shareholders under applicable Law. To the fullest extent permitted by applicable Law, Parent’s obligations to establish a record date for, duly call, give notice of, convene and hold the Parent Shareholders Meeting shall not be affected by any Modification in Recommendation and Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Parent Shareholders Meeting and submit for approval the Transaction Proposals irrespective of whether a Modification in Recommendation has occurred.

Section 7.6 Reasonable Best Efforts.

(a)Subject to the terms of Section 7.20, which shall govern with respect to the subject matter thereof, each of Parent, the Company and their respective Subsidiaries shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents, as promptly as practicable and in any event prior to the Outside Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities and the making of all necessary registrations and filings in connection therewith, and (ii) using its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from third parties; provided, that in no event shall the Company, Parent or their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract.

(b)The Company and Parent shall (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file (or cause to be filed) any and all required pre-merger notification and report forms under the HSR Act with respect to the Merger, and (ii) make, as promptly as practicable and advisable, any appropriate filings with other Governmental Authorities, if necessary or advisable, pursuant to any other Antitrust Law. The Company and Parent shall (and, to the extent required, shall cause its Affiliates to) request early termination of any applicable waiting periods under the Antitrust Laws (if available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and shall supply to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or the United States Federal Trade Commission (the “FTC”) as promptly as reasonably practicable and advisable any additional information or documents that may be requested pursuant to any Law or by any of them.

(c)In furtherance of the covenants of the parties contained in this Section 7.6 (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, each of the parties hereto shall take all action required to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Merger on or before the Outside Date and (ii) Parent and the Company each shall take all such further action as may be necessary to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to (x) sell, divest, license, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Parent, the SpinCo Entities or any of their respective Subsidiaries (other than the Company and its Subsidiaries following the Closing), including the SpinCo Business and the SpinCo Assets, (y) terminate, amend or assign any existing Contracts or relationships of Parent, the SpinCo Entities or any of their respective Subsidiaries (other than the Company and its Subsidiaries following the Closing), including the SpinCo Business and the SpinCo Assets, and (z) otherwise take or commit to take actions that after the Closing would limit such Party’s freedom of action with respect to, or its ability to operate and/or retain any of the businesses, assets or properties of Parent, the SpinCo Entities or any of their respective Subsidiaries (other than the Company and its Subsidiaries following the Closing), including the SpinCo Business and the SpinCo Assets; provided, that neither Parent nor the Company shall be required to take any action under this Section 7.6 that would materially impact Parent’s or the Company’s expected benefits resulting from the Transactions. Notwithstanding anything in this Agreement to the contrary, the Company and its Subsidiaries shall not be obligated to take or agree or commit to take any action (A) that is not conditioned on the Closing or (B) that relates to any Ligand Retained Assets or the Ligand Retained Business.

(d)Parent and the Company shall cooperate and consult with each other in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 7.6, and, subject to applicable legal limitations and the instructions of any Governmental Authority, Parent and the Company shall keep each other apprised on a current basis of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent and the Company, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Authority with respect to such Transactions. Subject to applicable Law relating to the exchange of information, Parent and the Company shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any substantive written communications or submissions to any Governmental Authority; provided, that materials may be redacted (i) to remove references concerning the valuation of the SpinCo Business and the SpinCo Assets or information concerning the Transaction Process, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns. Parent and the Company agree not to participate in any pre-scheduled meeting or discussion, either in person, by video conference, or by telephone, with any Governmental Authority in connection with the Transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party a reasonable opportunity to attend and participate.

Section 7.7 [Intentionally Omitted].

Section 7.8 Access to Information.

(a)The Company shall, and shall cause its Subsidiaries, on the one hand, and Parent shall, and shall cause its Subsidiaries, on the other hand, to afford to the other Party and to its respective Representatives, reasonable access, during normal business hours and subject to bona fide policies and procedures established by the other Party (including in response to COVID-19), during the Interim Period, in such manner as to not interfere with Parent’s and its Subsidiaries’ business’s or the SpinCo Business’s (as applicable) normal operations, the properties, books and records and appropriate senior-level officers and employees of Parent and its Subsidiaries or the Company and its Subsidiaries (including the SpinCo Entities) that are related to the SpinCo Business (as applicable), and shall furnish such Party and its Representatives with such accounting (including accountants’ work papers), financial and operating data and other information concerning the affairs of Parent and its Subsidiaries or the SpinCo Business or the SpinCo Entities (as applicable), in each case, as such Party and its Representatives may reasonably request for the purposes of furthering the Transactions or for purposes of preparing for the operation of Parent and the Surviving Corporation post-Closing; provided, that (x) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; and (y) nothing in this Agreement shall require any Party to permit any inspection or disclose any information to any other Party that (i) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s prior written consent (which may be withheld or denied at its sole discretion), (ii) would cause a violation of any Law, privacy policy or any confidentiality obligations and similar restrictions that may be applicable to such information, or (iii) would jeopardize the attorney-client privilege or other disclosure privilege or protection to such Party; provided, that the Party that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement, policy, Law or other restriction, including through the use of commercially reasonable efforts to obtain any required consent or waiver to the disclosure of such information from any third party and through the implementation of appropriate and mutually agreeable “clean room” or other similar procedures designed to limit any such adverse effect of sharing such information by each Party). Notwithstanding anything in this Section 7.8 to the contrary, (but without limiting the Company’s obligations under this Agreement, including Section 7.4), the Company and SpinCo shall not be required to provide access to, or make any disclosure with respect to, any information of or relating to the Company, any of its Affiliates or any of their respective businesses, other than information relating to the SpinCo Business, the SpinCo Entities, the SpinCo Assets or the SpinCo Liabilities. All requests for such access to any Party shall be made to such Party or its designated Representative.

(b)The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. The Confidentiality Agreement shall survive any termination of this Agreement.

Section 7.9 Exclusivity.

(a)The Company shall immediately cease, and shall cause its Subsidiaries and shall use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than Parent or its Affiliates) that may be ongoing with respect to a SpinCo Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a SpinCo Proposal, and shall promptly request that each Person that has been provided with any confidential information in connection with any SpinCo Proposal prior to the date of this Agreement promptly return or destroy such information, including promptly terminating any access by any Person to any physical or electronic data room relating to any SpinCo Proposal (as defined below). From the date hereof until the earlier to occur of (a) the termination of this Agreement pursuant to Article IX and (b) the Effective Time, the Company shall not, and shall cause its Subsidiaries and shall use reasonable best efforts to cause its Representatives not to: (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information that has not been previously publicly disseminated) any proposal from or on behalf of a third party relating to, directly or indirectly, any acquisition (whether by merger, purchase of Interests, purchase of assets or otherwise), exclusive license, joint venture, partnership, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of the Company and its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole) (any of the foregoing, a “SpinCo Proposal”), or any inquiry, proposal or offer which would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to the SpinCo Business, SpinCo Assets or SpinCo Entities in connection with, any SpinCo Proposal or any inquiry, proposal, effort or attempt related to or that would reasonably be expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any SpinCo Proposal or (iv) approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any SpinCo Proposal; provided, that nothing in this Section 7.9 shall limit the Company’s ability to pursue or engage in any transaction relating to substantially all of the business of the Company and its Subsidiaries, taken as a whole (as opposed to solely the SpinCo Business), so long as such transaction would not prevent or materially impair or materially delay the Company’s ability to comply with its obligations hereunder and under the Separation and Distribution Agreement or to consummate the Transactions; provided, further, that the foregoing shall not affect any of the obligations of the Company and SpinCo or the SpinCo Entities under this Agreement or any other Transaction Document.

(b)Notwithstanding the terms of Section 7.9(a), at any time prior to the earlier of (i) 180 days after the date of this Agreement or (ii) the Parent Registration Statement being declared effective by the SEC, the Company may: (x) furnish information in response to a request therefor (including nonpublic information regarding the Company or any of its Subsidiaries) to any Person or its Representatives who makes an unsolicited proposal to acquire all or at least seventy-five percent (75%) of the voting securities of the Company or at least seventy-five (75%) of the assets of the Company and its Subsidiaries, taken as a whole, that is conditioned on the termination of this Agreement (any such proposal, a “Company Acquisition Proposal”), in each case, provided, that prior to furnishing any such information, the Person making such Company Acquisition Proposal enters into a confidentiality agreement with the Company at least as restrictive as the Confidentiality Agreement; and (y) engage or participate in any discussions or negotiations with any Person regarding such Company Acquisition Proposal.

(c)The Company shall promptly (and, in any event, within two (2) Business Days) give notice to Parent if any Company Acquisition Proposal is received by the Company, setting forth in such notice the material terms and conditions of any such proposals or offers. Parent shall keep such information confidential pursuant to the terms of the Confidentiality Agreement.

(d)Notwithstanding anything to the contrary set forth in this Section 7.9, at any time prior to the earlier of (i) 180 days after the date of this Agreement or (ii) the Parent Registration Statement being declared effective by the SEC, the Company may elect to terminate this Agreement pursuant to and subject to the terms of Section 9.1(i) and Section 9.3 in order to enter into a definitive agreement with respect to a Company Acquisition Proposal; provided, that, prior to entering into any such definitive agreement with respect to a Company Acquisition Proposal, (x) the Company must have delivered notice to the Parent of its intention to enter into such definitive agreement at least five (5) Business Days prior to the taking of such action by the Company and (y) during such five (5) Business-Day period and prior to entering into such definitive agreement, if requested by Parent, the Company shall negotiate in good faith with Parent regarding any revisions or adjustments proposed by Parent to the terms and conditions of this Agreement.

(e)Parent shall immediately cease and shall use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than the Company or its Affiliates) that may be ongoing with respect to a Parent Business Combination Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Business Combination Proposal. From the date hereof until the earlier to occur of (i) the termination of this Agreement pursuant to Article IX and (ii) the Effective Time, Parent shall not and shall use reasonable best efforts to cause its Representatives not to: (w) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information that has not been previously publicly disseminated) any proposal from or on behalf of a third party relating to, directly or indirectly, any Business Combination, or any inquiry, proposal or offer which would reasonably be expected to lead to a Parent Business Combination Proposal, (x) engage in any discussions or negotiations regarding, or exchange with any Person any nonpublic information in connection with, any Parent Business Combination Proposal or any inquiry, proposal, effort or attempt related to or that would reasonably be expected to lead to, a Parent Business Combination Proposal, (y) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Parent Business Combination Proposal or (z) approve or authorize, or cause or permit Parent to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any Parent Business Combination Proposal.

Section 7.10 Public Announcements. Except (a) as otherwise expressly contemplated by this Agreement, (b) in connection with any press release, public statement or filing to be issued or made by Parent with respect to any Modification in Recommendation, and (c) for the separate or joint press releases to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this Section 7.10), neither Parent nor the Company will, and each of Parent and the Company will cause its Subsidiaries not to, issue any press release or otherwise make any public statements or disclosure with respect to the Transactions without the prior written consent of the other Party. Notwithstanding the foregoing, to the extent such disclosure is required by applicable Law or the rules of any stock exchange, the Party seeking to make such disclosure will promptly notify the other Party thereof and the Party making such statement will use efforts reasonable under the circumstances to consult in good faith with the other Party thereto prior to making such disclosure in order to allow a mutually agreeable release or announcement to be issued. Notwithstanding the foregoing, any Party may make statements that are consistent with previous public releases made by such Party in compliance with this Section 7.10.

Section 7.11 Defense of Litigation. Parent and the Company shall provide the other Party prompt notice in writing of any Action brought by any shareholder or purported shareholder of such Party against it, any of its Subsidiaries or any of their respective directors and officers (including, with respect to the Company, SpinCo) relating to this Agreement, the Transactions, the Transaction Documents and any of the matters contemplated hereby or thereby (collectively, “Transaction Litigation”), and shall keep the other Party informed on a reasonably current basis with respect to the status thereof and consider any comments or suggestions made by the other Party with respect to the strategy therefor; provided, that prior to the Effective Time, no Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the Transactions or consent to the same, without the prior written consent of the other Party to the extent (a) such Action includes the other Party or any of its Subsidiaries, directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to prevent, materially impair, materially delay or otherwise have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the Transactions in a timely manner.

Section 7.12 Section 16 Matters. Prior to the Effective Time, each of Parent, the Company and SpinCo shall take all such steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) or acquisitions of Parent Common Stock or Domesticated Parent Stock resulting from the Transactions, including the Distribution, directly or indirectly, by each individual, if any, who is subject to Section 16(a) of the Exchange Act with respect to Parent or SpinCo, as applicable, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff.

Section 7.13 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company or SpinCo, directly or indirectly, the right to control or direct Parent’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company, including the SpinCo Business, prior to the Effective Time. Prior to the Effective Time, each of the Company, SpinCo and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 7.14 SpinCo Share Issuance. Prior to the Effective Time, SpinCo will take all actions necessary to authorize the issuance of a number of, or stock split of, shares of SpinCo Common Stock such that the total number of shares of SpinCo Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Company Common Stock entitled to receive the Distribution outstanding immediately prior to the Effective Time in accordance with the terms of the Separation and Distribution Agreement. Each of the Company and SpinCo shall effect such amendments, filings or other actions with respect to its respective Governing Documents as are necessary to effect the Distribution in accordance with the terms of this Agreement and the Separation and Distribution Agreement.

Section 7.15 Domestication. Subject to receipt of the Parent Shareholder Approval, no later than the date that is one day prior to the Effective Time, Parent shall cause the Domestication to become effective, including by (a) filing with the Secretary of State of the State of Delaware a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company, together with the Parent Charter substantially in the form attached as Exhibit G hereto (with such changes as may be agreed in writing by Parent and the Company, the “Parent Charter”), in each case, in accordance with the provisions thereof and applicable Law, (b) completing, making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication and (c) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder of Parent, (i) each then issued and outstanding share of Parent Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Parent Common Stock; (ii) each then issued and outstanding share of Parent Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Parent Common Stock; (iii) each then issued and outstanding Parent Warrant shall convert automatically into a Domesticated Parent Warrant, pursuant to the Warrant Agreement; (iv) each then issued and outstanding Parent Unit shall separate and convert automatically into one share of Domesticated Parent Common Stock and one-third of one Domesticated Parent Warrant;

and (v) Parent’s bylaws from and after the effective time of the Domestication shall be substantially in the form attached as Exhibit H hereto (with such changes as may be agreed in writing by Parent and the Company, the “Parent Bylaws”).

Section 7.16 Transaction Documents. Parent shall, or shall cause its applicable Subsidiaries to, execute and deliver to the Company at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time. The Company shall, or shall cause its applicable Subsidiaries to, execute and deliver to Parent at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time.

Section 7.17 NASDAQ Listing. From the date hereof through the Effective Time, Parent shall use its reasonable best efforts to maintain the listing of the Parent Class A Common Stock on NASDAQ, and shall prepare and submit to NASDAQ a listing application, if required under NASDAQ rules, covering the shares of Domesticated Parent Stock issuable in the Merger and the Domestication, and shall use its reasonable best efforts to cause the shares of Domesticated Parent Stock issuable pursuant to the Transactions to be approved for listing on the NASDAQ, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 7.18 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the Transactions, Parent, Merger Sub and their respective boards of directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 7.19 Obligations of Merger Sub and SpinCo. Parent shall take all action necessary to cause Merger Sub to perform its obligations and take any actions contemplated or required under this Agreement or the Transaction Documents or to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. The Company shall take all action necessary prior to the Effective Time to cause SpinCo to perform its obligations and to take any actions contemplated or required to be taken by SpinCo under this Agreement or the Transaction Documents to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and the Separation and Distribution Agreement.

Section 7.20 Further Assurances. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement, any other Transaction Document or applicable Law as may be required to carry out the provisions of this Agreement or such other Transaction Document, as applicable, and to consummate and make effective the Merger and the other Transactions (other than with respect to the matters covered in Section 7.6, which shall be governed by the provisions of Section 7.6 and any consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger (other than with respect to the matters covered in Section 7.6, which shall be governed by the provisions of Section 7.6 and any consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement); provided, that no Party or any of its Affiliates shall be required to commence any litigation, offer or pay any money, or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement.

Section 7.21 Sole Shareholder Approvals. Immediately after the execution of this Agreement, (a) the Company will deliver the SpinCo Shareholder Approval to Parent, and (b) Parent, as the sole shareholder of Merger Sub, acting by written consent, will adopt this Agreement and approve the consummation of the Transactions, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the DGCL (the “Merger Sub Shareholder Approval”) and deliver a copy of the Merger Sub Shareholder Approval to the Company.

Section 7.22 Financial Information.

(a)The Company shall, from the date hereof until the Closing Date, prepare and deliver to Parent, (i) as promptly as reasonably practicable and no later than seventy-five (75) calendar days after the end of any fiscal quarter, the unaudited combined balance sheet of the SpinCo Business as of the end of such fiscal quarter and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the SpinCo Business for such fiscal quarter, together with comparable financial statements for the corresponding periods of the prior fiscal years, in each case, to the extent required to be included or incorporated by reference in the Parent Registration Statement (including the Proxy Statement), SpinCo Registration Statement or Distribution Documents (collectively, the “Subsequent Unaudited SpinCo Financial Statements”) and (ii) if necessary, as promptly as reasonably practicable and no later than one-hundred (100) calendar days after the end of any fiscal year, the audited combined balance sheet of the SpinCo Business as of the end of such fiscal year of SpinCo and the related audited combined statements of income, comprehensive income, equity and cash flows of the SpinCo Business for such fiscal year, together with comparable financial statements for the prior fiscal years, in each case, to the extent required to be included or incorporated by reference in the Parent Registration Statement (including the Proxy Statement), SpinCo Registration Statement or Distribution Documents (collectively, the “Subsequent Audited Annual SpinCo Financial Statements” and, together with the Subsequent Unaudited SpinCo Financial Statements, the “Subsequent Period SpinCo Financial Statements”). The Subsequent SpinCo Financial Statements shall be prepared from the books and records of the Company and its Subsidiaries and in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may otherwise be required under GAAP) and the applicable rules and regulations of the SEC, including the requirements of Regulation S-X. The Subsequent Unaudited SpinCo Financial Statements shall have been reviewed by the independent accountant for SpinCo in accordance with the procedures specified by the Public Company Accounting Oversight Board (United States) in AU Section 722 and each of the Subsequent Audited Annual SpinCo Financial Statements shall be accompanied by an audit report, without qualification or exception from the independent accountant for SpinCo. When delivered, the Subsequent Period SpinCo Financial Statements shall present fairly in all material respects the combined financial position and combined and consolidated results of operations of the SpinCo Business as of the dates and for the periods shown therein.

(b)The Company agrees to use reasonable best efforts to provide Parent as promptly as practicable after the date of this Agreement, audited financial statements, including combined balance sheets as of December 31, 2021 and December 31, 2020 and combined statements of income and comprehensive income, equity and cash flows of the SpinCo Business for the fiscal years ended December 31, 2021, December 31, 2020 and December 31, 2019, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB; provided, that such audited financial statements shall not be required to include a signed audit opinion, which signed audit opinion shall be delivered immediately prior to the initial filing of the SpinCo Registration Statement with the SEC. During the Interim Period and from and after the Closing, the Company shall use reasonable best efforts, in connection with the filing of the SpinCo Registration Statement and any other applicable SEC filings, to (i) cooperate with Parent to prepare pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X, and (ii) provide and make reasonably available upon reasonable notice, the senior management employees of the Company to discuss the materials prepared and delivered pursuant to this Section 7.22(b).

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of SpinCo, the Company, Parent and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company and Parent) at or prior to the Closing of the following conditions:

(a)(i) the waiting period (or any extension thereof) under the HSR Act with respect to the Merger shall have expired or been terminated pursuant to the HSR Act; (ii) all other Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods (and any extensions thereof) in respect thereof shall have expired or been terminated; and (iii) there shall not be in effect any voluntary agreement between the Parent or the Company and any Governmental Authority pursuant to which Parent or the Company has agreed not to consummate the Transactions for any period of time;

(b)the Internal Reorganization, the Contribution and the Distribution and the other transactions contemplated by the Separation and Distribution Agreement shall have been consummated in accordance with the Separation and Distribution Agreement;

(c)(i) each of the Parent Registration Statement and the SpinCo Registration Statement shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and neither shall be the subject of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order; and (ii) the applicable notice periods required by applicable stock exchange rules or securities Laws in connection with the Distribution, if any, shall have expired;

(d)the Parent Shareholder Approval shall have been obtained;

(e)no Governmental Authority of competent jurisdiction shall have enacted, issued or granted any Law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the Transactions;

(f)Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

(g)the shares of Domesticated Parent Stock issuable pursuant to the Transactions shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 8.2 Additional Conditions to the Obligations of the Company and SpinCo. The obligation of the Company and SpinCo to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Closing of the following additional conditions:

(a)Parent and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b)all representations and warranties made by Parent and Merger Sub set forth in Article VI (other than the representations and warranties referenced in the second and third sentences of this Section 8.2(b)), without giving effect to materiality, Parent Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Parent Material Adverse Effect or similar qualifications) would not have, individually or in the aggregate, a Parent Material Adverse Effect. The representations and warranties made by Parent set forth in Section 6.1(a), the first and third sentences of Section 6.1(b), the entirety of Section 6.2, Section 6.3 (other than the first two sentences of Section 6.3(a) and the second sentence of Section 6.3(b)) and Section 6.11 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Parent set forth in Section 6.10(a), the first two (2) sentences of Section 6.3(a) and the second sentence of Section 6.3(b) shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of the representations and warranties set forth in the first two (2) sentences of Section 6.3(a) and the second sentence of Section 6.3(b), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c)Parent shall have delivered to the Company the certificate referenced in Section 2.3(b)(ii) dated as of the Closing Date signed by an authorized officer of Parent certifying that each of the conditions set forth in Section 8.1(f) and Section 8.2(a), (b) and (d) have been satisfied;

(d)Parent and Merger Sub shall have executed and delivered the applicable Transaction Documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements thereunder required to be performed by them prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect;

(e)the Domestication shall have been completed as provided in Section 7.15 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company;

(f)the PIPE Investment and the Redemption Backstop shall have been consummated in accordance with the terms of the A&R Forward Purchase Agreement;

(g)other than those Persons identified as continuing directors on Section 8.2(g) of the Company Disclosure Schedule, all members of the Parent Board and all executive officers of Parent shall have executed and delivered written resignations effective as of the Effective Time; and

(h)The Company shall have received the Company Tax Opinions from LW and a copy of the Parent Merger Tax Opinion.

Section 8.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to the Closing of the following additional conditions:

(a)Each of SpinCo and the Company shall each have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b)all representations and warranties made by the Company set forth in Article IV and Article V (other than the representations and warranties referenced in the second and third sentences of this Section 8.3(b)), without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications) would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, solely with respect to the representations and warranties set forth in Article V, or Company Material Adverse Effect, solely with respect to the representations and warranties set forth in Article IV. The representations and warranties made by the Company set forth in the first three (3) sentences of Section 4.1, Section 4.2, Section 4.6, Section 4.7, Section 5.1, the entirety of Section 5.2, Section 5.3 (other than the first sentence of Section 5.3(a) and the entirety of each of Section 5.3(b) and Section 5.3(c)), Section 5.5 and Section 5.22 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by the Company set forth in the first sentence of Section 5.3(a) and the entirety of each of Section 5.3(c) and Section 5.24 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of the representations and warranties set forth in the first sentence of Section 5.3(a) and Section 5.3(c), and except in the case of other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c)No SpinCo Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date that is continuing;

(d)The Company shall have delivered to Parent the certificate referenced in Section 2.3(a)(i) dated as of the Closing Date signed by an authorized officer of the Company certifying that each of the conditions set forth in Section 8.1(b) and Section 8.3(a), (b), (c) and (e) have been satisfied;

(e)SpinCo and the Company (or such other applicable Subsidiary of the Company) shall have executed and delivered each of the applicable Transaction Documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements to be performed thereunder by them prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect;

(f)Parent shall have received the Parent Merger Tax Opinion from Weil and a copy of the Company Tax Opinions; and

(g)The Company shall have, or shall have caused SpinCo to have, delivered to Parent the certificate and other documents described in Section 2.3(a)(iii).

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after the Parent Shareholder Approval:

(a)by mutual written agreement of the Company and Parent;

(b)by the Company or Parent, if the Closing shall not have occurred on or prior to the date that is nine (9) months after the date of this Agreement (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or any of the other Transaction Documents has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;

(c)by the Company or Parent, if any Law shall have been promulgated, entered, enforced, enacted or issued and in effect or shall have been deemed to be applicable to the Merger or the other Transactions, including the Internal Reorganization and the Distribution, by any Governmental Authority of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Merger or the other Transactions, and such Law shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or any of the Transaction Documents is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;

(d)by Parent upon written notice to the Company, in the event of a breach of any representation, warranty, covenant or agreement on the part of the Company or SpinCo, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by the Company or SpinCo by the earlier of: (x) thirty (30) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(e)by the Company upon written notice to Parent, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Parent by the earlier of: (x) thirty (30) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if the Company or SpinCo is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);

(f)by the Company or Parent, if the Parent Shareholder Approval shall not have been obtained upon a vote taken thereon at the Parent Shareholders Meeting, duly convened therefor, or at any adjournment or postponement thereof; provided, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to Parent if Parent’s actions or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain such approval;

(g)by the Company, if the Parent Board shall have effected a Parent Adverse Recommendation Change prior to the Parent Shareholders Meeting;

(h)by the Company, if all of the conditions to Closing set forth in Article VIII have been met (other than those conditions that by their terms are to be satisfied at Closing) other than the condition specified in Section 8.2(f); and

(i) by the Company, prior to the earlier of (i) 180 days after the date of this Agreement or (ii) the Parent Registration Statement being declared effective by the SEC, in order to accept a Company Acquisition Proposal and enter into, immediately following such termination, a binding and definitive written Contract with respect to such Company Acquisition Proposal;

provided, that (x) the Company has materially complied with its covenants and agreements under Section 7.9, (y) the Company pays the Termination Fee to Parent in accordance with Section 9.3(a) and (z) the Company pays the FPA Termination Fee to Sponsor pursuant to the terms of the A&R Forward Purchase Agreement.

Section 9.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, that no such termination shall relieve any Party of any liability or damages resulting from Actual Fraud or Willful Breach; provided, further, that Section 7.8(b), this Section 9.2, Section 9.4 and Article X hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by any termination of this Agreement.

Section 9.3 Termination Fee.

(a)In the event that this Agreement is terminated pursuant to Section 9.1(i), concurrently with such termination, the Company shall be obligated to pay Parent or its designee(s) a termination fee of (i) if terminated within 60 days of the date of this Agreement, $40,000,000, (ii) if terminated between 61 and 120 days after the date of this Agreement, $50,000,000, and (iii) if terminated between 121 and 180 days after the date of this Agreement, $70,000,000 (each such amount, the “Termination Fee”), by wire transfer of immediately available funds to an account designated by Parent in writing.

(b)In addition to payment of the Termination Fee, in the event that this Agreement is terminated pursuant to Section 9.1(i), the Company also shall pay the Parent Expenses (the “Parent Expenses Reimbursement”) by wire transfer of immediately available funds to an account designated by Parent in writing no later than two (2) Business Days after the date on which Parent delivers to the Company a written invoice for the Parent Expenses. As used herein, “Parent Expenses” means the amount of all reasonable and documented out-of-pocket fees and expenses, but not to exceed $7,500,000, incurred or paid by Parent and its Affiliates in connection with this Agreement and the Transactions, including fees and expenses of law firms, accounting firms, financial advisors, outside experts and consultants.

(c)Notwithstanding anything to the contrary set forth in this Agreement, except in the case of Actual Fraud or Willful Breach, if the Termination Fee and the Parent Expenses Reimbursement are paid pursuant to Section 9.3(a) and Section 9.3(b), respectively, such payment(s) shall constitute the sole and exclusive remedy of Parent, Merger Sub, any of their respective Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, Representatives or assignees against the Company, SpinCo, any of their respective Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, Representatives or assignees (together with the Company, collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d)If the Company fails to pay promptly any amount due under this Section 9.3, as applicable, and in order to obtain such payment, the Parent commences an Action that results in a judgment against the Company for any amount owed thereby under this Section 9.3, as applicable, the Company shall reimburse Parent for its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at a rate equal to (x) the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, plus (y) five percent (5%).

(e)Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) the Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

Section 9.4 Fees and Expenses. Except as otherwise provided in the Separation and Distribution Agreement or this Agreement, including this Section 9.4, and except for filing fees payable to any Governmental Authority in connection with the approvals required under Section 7.5(b), which shall be borne equally by the Company and Parent in the event that this Agreement is terminated in accordance with its terms and by SpinCo in the event that the Closing occurs, all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the Merger is consummated.

ARTICLE X

MISCELLANEOUS

Section 10.1 Trust Account Waiver. The Company acknowledges that Parent is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated August 9, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Parent’s assets consist of the cash proceeds of Parent’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of Parent, certain of its public stockholders and the underwriters of Parent’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Parent that, except with respect to interest earned on the funds held in the Trust Account that may be released to Parent to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Parent completes one or more transactions that constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Parent fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Parent in limited amounts to permit Parent to pay the costs and expenses of its liquidation and dissolution, and then to Parent’s public stockholders; and (iii) if Parent holds a shareholder vote to amend Parent’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of the shares of Parent Common Stock if Parent fails to complete a Business Combination within the allotted time period, then for the redemption of any shares of Parent Common Stock properly tendered in connection with such vote. For and in consideration of Parent entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account (including any distributions therefrom) and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Parent; provided, (x) that nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for Parent to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Parent Share Redemptions) to Parent in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate the Parent Share Redemptions, and (y) nothing herein shall serve to limit or prohibit any claims the Company may have in the future against Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to Parent and any assets that have been purchased or acquired with any such funds). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent to induce it to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable under applicable Law. To the extent the Company commences any Action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which proceeding seeks, in whole or in part, monetary relief against Parent, the Company hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company (or any party claiming on the Company’s behalf or in lieu of the Company) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company commences any Action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the holders of Parent Common Stock, whether in the form of money damages or injunctive relief, the prevailing party shall be entitled to recover from the other party the associated legal fees and costs in connection with any such Action.

Section 10.2 Non-Survival of Representations, Warranties and Agreements. The obligations, covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation and Distribution Agreement, or this Agreement shall survive the Effective Time in accordance with their terms and all other obligations, covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder; provided, that, following the Effective Time, Parent shall have no obligations under the Confidentiality Agreement with respect to information related solely to the SpinCo Entities, the SpinCo Business or the SpinCo Assets, which information shall no longer be considered “Evaluation Material” for purposes thereof.

Section 10.3 Governing Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, that the Domestication shall be effected in accordance with both the DGCL and the CICA (as applicable), without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 10.9; (ii) waives any objections which such party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 10.3 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 10.3 in any court other than the Chosen Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 10.4 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 10.4 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to the Company or SpinCo, to:

Ligand Pharmaceuticals Incorporated

with a copy (which shall not constitute notice) to:

Latham & Watkins, LLP

12670 High Bluff Dr.

San Diego, CA 92130

Attention:    Matthew Bush

      Scott Shean

Email:matt.  bush@lw.com

      scott.shean@lw.com

if to Parent, to:

Avista Public Acquisition Corp. II

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Attention:    Jaclyn L. Cohen, Esq.

      Raymond O. Gietz, Esq.

Email:          jackie.cohen@weil.com

      raymond.gietz@weil.com

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 10.5 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.6 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter; provided, that for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms (subject to Section 10.2).

Section 10.7 Amendments and Waivers.

(a)Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.7(b)) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b)This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner (but not necessarily by the same Persons) as this Agreement, and which makes reference to this Agreement.

Section 10.8 Assignment; Parties in Interest; Non-Parties.

(a)No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.8 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 10.8(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b)Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, lenders, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the Transactions.

Section 10.9 Specific Performance.

(a)The Parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that, (i) each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, and (ii) prior to the

Closing or any termination of this Agreement in accordance with Section 9.1, damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the Parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.

(b)The Parties further agree that (i) by seeking the remedies provided for in this Section 10.9, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages, subject to the terms hereof, (ii) nothing contained in this Section 10.9 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.9 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 10.9 or anything contained in this Section 10.9 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or to pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.9, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c)To the extent either party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement in accordance with this Section 10.9, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action.

Section 10.10WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.10. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.10 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.11Severability. If any provision of this Agreement or any Transaction Document, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.12Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 10.13Disclosure Schedules. The Company Disclosure Schedule, the SpinCo Disclosure Schedule and the Parent Disclosure Schedule (each, a “Disclosure Schedule” and, collectively, the “Disclosure Schedules”) (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Schedule, SpinCo Disclosure Schedule and Parent Disclosure Schedule (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Certain information set forth in the Disclosure Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this

Agreement. The disclosure of any information in any Disclosure Schedule shall not be deemed to constitute in itself an acknowledgment that such information is required to be disclosed in connection with this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 10.14Conflicts and Privilege.

(a)Parent, SpinCo and the Company, on behalf of their respective successors and assigns (in the case of Parent, including, after the Closing, each of the SpinCo Entities), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among the Sponsor, Parent, the shareholders or holders of other equity interests of Parent or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates of any of the foregoing (including any of the SpinCo Entities) (collectively, the “Parent Group”), on the one hand, and the Company or any other member of the Company Group (as defined below), on the other hand, any legal counsel (including Weil) that represented Parent or the Sponsor prior to the Closing may represent the Sponsor or any other member of the Parent Group in such dispute, regardless of whether the interests of any such Persons may be directly adverse to Parent or the applicable member of the Parent Group, and even though such counsel may have represented Parent or another member of the Parent Group in a matter substantially related to such dispute, or may be handling ongoing matters for Parent, the Sponsor or any other member of the Parent Group. Parent, SpinCo and the Company further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Weil) that represented Parent, the Sponsor or any other member of the Parent Group prior to the Closing, on the one hand, and any one or more of such Persons, on the other hand, that relate in any way to this Agreement or the Transactions, the attorney/client privilege and the expectation of client confidence belongs to the Parent Group, shall be controlled by the Parent Group, and shall not pass to or be claimed or controlled by the Company or any of its Subsidiaries (after giving effect to the Closing). Notwithstanding the foregoing, any privileged communications or information shared prior to the Closing by the Company or any of its Subsidiaries (other than the SpinCo Entities), on the one hand, with Parent, the Sponsor or any other member of the Parent Group (other than the SpinCo Entities) (in any capacity), on the other hand, under a common interest agreement shall remain the privileged communications or information of the Company Group.

(b)Parent, SpinCo and the Company, on behalf of their respective successors and assigns (in the case of Parent, including, after the Closing, each of the SpinCo Entities) hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among the Company, any Subsidiary of the Company (other than any of the SpinCo Entities), the shareholders or holders of other equity interests of the Company, any Subsidiary of the Company (other than any of the SpinCo Entities) or any of their respective directors, members, partners, officers, employees or Affiliates of any of the foregoing (collectively, the “Company Group”), on the one hand, and the Surviving Corporation or any other member of the Parent Group, on the other hand, any legal counsel (including LW) that represented the Company or any other member of the Company Group prior to the Closing may represent any member of the Company Group in such dispute, regardless of whether the interests of any such Persons may be directly adverse to the Surviving Corporation or any other member of the Parent Group, and even though such counsel may have represented Parent or any other member of the Parent Group in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation or any other member of the Parent Group. Parent, SpinCo and the Company further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including LW) that represented the Company or any other member of the Company Group prior to the Closing, on the one hand, and any one or more of such Persons, on the other hand, that relate in any way to this Agreement or the Transactions, the attorney/client privilege and the expectation of client confidence belongs to the Company Group, shall be controlled by the Company Group, and shall not pass to or be claimed or controlled by Parent or any other member of the Parent Group. Notwithstanding the foregoing, any privileged communications or information shared prior to the Closing by Parent or any other member of the Parent Group, on the one hand, with any member of the Company Group, on the other hand, under a common interest agreement shall remain the privileged communications or information of the SpinCo Entities and, following the Closing, the Parent Group.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ Matthew Korenberg
	Name:	Matthew Korenberg
	Title:	Executive Vice President, Finance and Chief Financial Officer

OMNIAB, INC.

By:	/s/ Matthew W. Foehr
	Name:	Matthew W. Foehr
	Title:	President and Chief Executive Officer

AVISTA PUBLIC ACQUISITION CORP. II

By:	/s/ Benjamin Silbert
	Name:	Benjamin Silbert
	Title:	General Counsel

ORWELL MERGER SUB INC.

By:	/s/ David Burgstahler
	Name:	David Burgstahler
	Title:	President

Annex B

Execution Version

SEPARATION AND DISTRIBUTION AGREEMENT

by and among

LIGAND PHARMACEUTICALS INCORPORATED,

OMNIAB, INC.

and

AVISTA PUBLIC ACQUISITION CORP. II

Dated as of March 23, 2022

B-i

B-ii

List of Schedules

1.1(75)	Ligand Retained Liabilities
1.1(76)	Ligand Retained Names
1.1(86)(ii)	OmniAb Assets — General
1.1(86)(v)	OmniAb Assets — Leases/Subleases
1.1(86)(vi)	OmniAb Assets — Contracts
1.1(86)(vii)	OmniAb Assets — Intellectual Property
1.1(86)(x)	OmniAb Assets — IT Assets
1.1(97)(ii)	OmniAb Liabilities — General
1.1(97)(vii)	OmniAb Liabilities — Actions
2.3(a)	Shared Contracts
2.10(a)(i)	Guarantees Provided by OmniAb Group
2.10(a)(ii)	Guarantees Provided by Ligand Group
2.12(c)	Other Reimbursable Expenses

List of Exhibits

Exhibit A	Reorganization Plan
Exhibit B	Illustrative Adjustments pursuant to Section 2.12(c)

B-iii

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of March 23, 2022, is entered into by and among Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), OmniAb, Inc., a Delaware corporation and a wholly owned subsidiary of Ligand (“OmniAb”), and Avista Public Acquisition Corp. II, a Cayman Islands exempted company (which will migrate to and domesticate as a Delaware corporation prior to the Closing (the “Domestication”)) (“APAC”). “Party” or “Parties” means Ligand or OmniAb, individually or collectively, as the case may be. Capitalized terms used and not defined herein shall have the meaning set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, Ligand owns 100% of the common stock, par value $0.001 per share, of OmniAb (the “OmniAb Stock”);

WHEREAS, Ligand, acting through its direct and indirect Subsidiaries, currently conducts the Ligand Retained Business and the OmniAb Business;

WHEREAS, the Board of Directors of Ligand (the “Ligand Board”) has determined that it is appropriate, desirable and in the best interests of Ligand and its stockholders to separate Ligand into two separate companies, one for each of (i) the Ligand Retained Business, which shall be owned and conducted, directly or indirectly, by Ligand and its Subsidiaries (other than OmniAb and its Subsidiaries) and (ii) the OmniAb Business, which shall be owned and conducted, directly or indirectly, by OmniAb and its Subsidiaries (the “Separation”);

WHEREAS, in order to effect the Separation, the Ligand Board has determined that it is appropriate, desirable and in the best interests of Ligand and its stockholders for Ligand to undertake the Internal Reorganization and, in connection therewith, effect the Contribution to OmniAb;

WHEREAS, the Ligand Board has further determined that it is appropriate and desirable, on the terms and conditions contemplated hereby, following such separation to make a distribution of the OmniAb Business to the holders of common stock, par value $0.001 per share, of Ligand (the “Ligand Stock”) on the Record Date through the distribution of all of the outstanding shares of OmniAb Stock to holders of Ligand on the Record Date on a pro rata basis in accordance with a distribution ratio to be determined by the Ligand Board (the “Distribution”), in each case, on the terms and conditions set forth in this Agreement;

WHEREAS, immediately following the Distribution, Ligand will hold none of the outstanding shares of OmniAb Stock;

WHEREAS, the Ligand Board has further determined that it is appropriate and desirable, on the terms and conditions contemplated in the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), among Ligand, OmniAb, APAC and Orwell Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of APAC (“Merger Sub”), following the Domestication, Separation and Distribution, Merger Sub will merge with and into OmniAb, with OmniAb continuing as the surviving corporation (the “Merger”);

WHEREAS, pursuant to the Merger, shares of OmniAb Stock will be exchanged for shares of Domesticated Parent Common Stock, on the terms and conditions set forth in the Merger Agreement;

WHEREAS, Ligand and OmniAb will prepare, and OmniAb will file with the SEC, the Form 10, which will include the Information Statement and will set forth certain disclosure concerning OmniAb, the Separation, the Distribution and the Merger;

WHEREAS, (i) the Ligand Board has (x) determined that the transactions contemplated by this Agreement, the Merger Agreement and the Ancillary Agreements have a valid business purpose, are in furtherance of and consistent with its business strategy and are in the best interests of Ligand and its stockholders and (y) approved this Agreement, the Merger Agreement and each of the Ancillary Agreements and (ii) the Board of Directors of OmniAb (the “OmniAb Board”) has approved this Agreement, the Merger Agreement and each of the Ancillary Agreements (to the extent OmniAb is a party thereto);

WHEREAS, the board of directors of APAC has approved this Agreement and the Merger Agreement;

WHEREAS, the Parties and APAC desire to set forth the principal corporate transactions required to effect the Separation and the Distribution, and certain other agreements relating to the relationship of Ligand and OmniAb and their respective Subsidiaries following the Distribution;

WHEREAS, it is the intention of the Parties and APAC that the (i) Contribution and Distribution, together with certain related transactions, will qualify as a “reorganization” under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code;”) and (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

WHEREAS, this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties and APAC hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1General. As used in this Agreement, the following terms shall have the following meanings:

(1)“Action” shall mean any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Entity or any arbitration or mediation tribunal.

(2)“Affiliate” shall mean, when used with respect to a specified Person and at a point in, or with respect to a period of, time, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person at such point in or during such period of time. For the purposes of this definition, “control”, when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, from and after the Distribution Time, solely for purposes of this Agreement, (i) no member of the OmniAb Group shall be deemed an Affiliate of any member of the Ligand Group and (ii) no member of the Ligand Group shall be deemed an Affiliate of any member of the OmniAb Group.

(3)“Agent” means Computershare Trust Company, N.A., as the distribution agent appointed by Ligand to distribute to the stockholders of Ligand all of the outstanding shares of OmniAb Stock pursuant to the Distribution.

(4)“Agreement” shall have the meaning set forth in in the Preamble.

(5)“Amended Financial Report” shall have the meaning set forth in Section 6.3(b).

(6)“Ancillary Agreements” shall mean the Transition Services Agreements, the Employee Matters Agreement, the Tax Matters Agreement, any Continuing Arrangements, any and all Conveyancing and Assumption Instruments, and any other agreements to be entered into by and between any member of the Ligand Group, on one hand, and any member of the OmniAb Group, on the other hand, at, prior to or after the Distribution Time in connection with the Separation, the Distribution and the other transactions contemplated by this Agreement.

(7)“APAC” shall have the meaning set forth in the Preamble.

(8)“APAC Released Liabilities” shall have the meaning set forth in Section 5.1(a)(iii).

(9)“Assets” shall mean all rights (including Intellectual Property), title and ownership interests in and to all properties, claims, Contracts, businesses, or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected on the books and records or financial statements of any

Person. Except as otherwise specifically set forth herein, in the Employee Matters Agreement or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Tax assets (including any Tax items, attributes or rights to receive any Refunds (as defined in the Tax Matters Agreement)) shall not be treated as Assets.

(10)“Asset Transferors” shall mean the entities transferring Assets to OmniAb or one of its Subsidiaries in order to consummate the transactions contemplated hereby.

(11)“Assume” shall have the meaning set forth in Section 2.2(c); and the terms “Assumed” and “Assumption” shall have their correlative meanings.

(12)“Business” shall mean the Ligand Retained Business or the OmniAb Business, as applicable.

(13)“Business Day” shall mean any day other than Saturday or Sunday and any other day on which commercial banking institutions located in New York, New York are required, or authorized by Law, to remain closed.

(14)“Business Entity” shall mean any corporation, partnership, limited liability company, joint venture or other entity which may legally hold title to Assets.

(15)“Cash Equivalents” shall mean (i) cash and (ii) checks, certificates of deposit having a maturity of less than one year, money orders, marketable securities, money market funds, commercial paper, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Entity, minus the amount of any outbound checks, plus the amount of any deposits in transit. For the purposes of Section 2.12, “Cash Equivalents” shall not include any cash in transit at the Distribution Time.

(16)“Chosen Courts” shall have the meaning set forth in Section 9.16(b).

(17)“Closing” shall have the meaning set forth in the Merger Agreement.

(18)“Code” shall have the meaning set forth in the Recitals.

(19)“Commission” shall mean the United States Securities and Exchange Commission.

(20)“Confidential Information” shall mean all non-public, confidential or proprietary Information to the extent concerning a Party, its Group and/or its Subsidiaries or with respect to OmniAb, the OmniAb Business, any OmniAb Assets or any OmniAb Liabilities or with respect to Ligand, the Ligand Retained Business, any Ligand Retained Assets or any Ligand Retained Liabilities, including any such Information that was acquired by any Party after the Distribution Time pursuant to Article VI or otherwise in accordance with this Agreement, or that was provided to a Party by a third party in confidence, including (a) any and all technical information relating to the design, operation, testing, test results, development, and manufacture of any Party’s products, compounds, technologies or biological, chemical or other materials or that of a Party’s partners (including specifications and documentation; engineering, design, and manufacturing drawings, diagrams, layouts, maps and illustrations; formulations and material specifications; laboratory studies and benchmark tests; preclinical and clinical data; quality assurance policies, procedures and specifications; evaluation and validation studies; process control and/or shop-floor control strategy, logic or algorithms; assembly code, Software, firmware, programming data, databases, and all information referred to in the same); costs, margins and pricing; as well as product marketing studies and strategies; all other methodologies, procedures, techniques and Know-How related to discovery, research, engineering, development and manufacturing; (b) information, documents and materials relating to the Party’s financial condition, management and other business conditions, prospects, plans, procedures, partners, infrastructure, security, information technology procedures and systems, and other business or operational affairs; (c) pending unpublished patent applications and Trade Secrets; and (d) any other data or documentation resident, existing or otherwise provided in a database or in a storage medium, permanent or temporary, intended for confidential, proprietary and/or privileged use by a Party; except for any Information that is (i) in the public domain or known to the public through no fault of the receiving Party or its Subsidiaries, (ii) lawfully acquired after the Distribution Time by such Party or its Subsidiaries from other sources not known to be subject to confidentiality obligations with respect to such Information or (iii) independently developed by the receiving Party after the Distribution Time without reference to any Confidential Information. As used herein, by example and without limitation, Confidential Information shall include any information of a Party intended or marked as confidential, proprietary and/or privileged.

(21)“Consents” shall mean any consents, waivers, notices, reports or other filings to be obtained from or made, including with respect to any Contract, or any registrations, licenses, permits, authorizations to be obtained from, or approvals from, or notification requirements to, any third parties, including any third party to a Contract and any Governmental Entity.

(22)“Continuing Arrangements” shall mean:

(i)this Agreement and the Ancillary Agreements (and each other Contract expressly contemplated by this Agreement or any Ancillary Agreement to be entered into or continued by any of the Parties or any of the members of their respective Groups); and

(ii)any Contracts or intercompany accounts solely between or among members of the OmniAb Group.

(23)“Contract” shall mean any agreement, contract, subcontract, obligation, binding understanding, note, indenture, instrument, option, lease, promise, arrangement, release, warranty, license, sublicense, insurance policy, benefit plan, purchase order or legally binding commitment or undertaking of any nature (whether written or oral and whether express or implied).

(24)“Contribution” shall mean (i) the Transfer, directly or indirectly, of the capital stock of or membership or other equity interests in the Transferred Entities and the other OmniAb Assets from Ligand or its Subsidiaries to OmniAb or its Subsidiaries, (ii) the contribution by Ligand to OmniAb of $15,000,000 (fifteen million dollars) in cash, decreased by the amount of Reimbursable Transaction-related Expenses and Other Reimbursable Expenses, and increased by the amount of any Specific Milestone Payments, and (iii) the Assumption of Liabilities, directly or indirectly, by OmniAb or its Subsidiaries pursuant to the Internal Reorganization or otherwise relating to, arising out of or resulting from the transactions contemplated by this Agreement.

(25)“Conveyancing and Assumption Instruments” shall mean, collectively, the various Contracts, including the related local asset transfer agreements and local stock transfer agreements, and other documents entered into prior to the Distribution Time and to be entered into to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement, or otherwise relating to, arising out of or resulting from the transactions contemplated by this Agreement, in such form or forms as the applicable Parties thereto agree.

(26)“Covered Matter” shall have the meaning set forth in Section 8.1(i).

(27)“Credit Support Instruments” shall mean any letters of credit, performance bonds, surety bonds, bankers acceptances, or other similar arrangements.

(28)“Dispute Notice” shall have the meaning set forth in Section 7.1.

(29)“Disputes” shall have the meaning set forth in Section 7.1.

(30)“Distribution” shall have the meaning set forth in the Recitals.

(31)“Distribution Date” shall mean the date on which Ligand, through the Agent, distributes all of the issued and outstanding shares of OmniAb Stock to holders of Ligand Stock in the Distribution, and “Distribution Time” shall mean the time at which the Distribution occurs on the Distribution Date, which shall be deemed to be 12:01 a.m., New York time on the Distribution Date.

(32)“Domesticated Parent Common Stock” shall have the meaning set forth in the Merger Agreement.

(33)“Domestication” shall have the meaning set forth in the Merger Agreement.

(34)“Effective Time” shall have the meaning set forth in the Merger Agreement.

(35)“Employee Matters Agreement” shall mean that certain Employee Matters Agreement to be entered into between Ligand and OmniAb or any members of their respective Groups in connection with the Separation, the Distribution, the Merger or the other transactions contemplated by this Agreement, as such agreement may be modified or amended from time to time in accordance with its terms.

(36)“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or safety or the environment, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Substances and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

(37)“Environmental Liabilities” shall mean Liabilities relating to Environmental Law or the Release or threatened Release of or exposure to Hazardous Substances, including, without limitation, the following: (i) actual or alleged violations of or non-compliance with any Environmental Law, including a failure to obtain, maintain or comply with any Environmental Permits; (ii) obligations arising under or pursuant to any applicable Environmental Law or Environmental Permit; (iii) the presence of Hazardous Substances or the introduction of Hazardous Substances to the environment at, in, on, under or migrating from any of the building, facility, structure or real property, including Liabilities relating to, resulting from or arising out of the investigation, remediation, or monitoring of such Hazardous Substances; (iv) natural resource damages, property damages, personal or bodily injury or wrongful death relating to the presence of or exposure to Hazardous Substances (including asbestos-containing materials), at, in, on, under or migrating to or from any building, facility, structure or real property; (v) the transport, disposal, recycling, reclamation, treatment or storage, Release or threatened Release of Hazardous Substances at Off-Site Locations; and (vi) any agreement, decree, judgment, or order relating to the foregoing. The term “Environmental Liabilities” does not include Liabilities arising in connection with claims for injuries to persons or property from products sold by or services provided by the OmniAb Group, the Ligand Group or their predecessors.

(38)“Environmental Permit” shall mean any permit, license, approval or other authorization under any applicable Law or of any Governmental Entity relating to Environmental Laws or Hazardous Substances.

(39)“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

(40)“Excluded Environmental Liabilities” shall mean any and all Environmental Liabilities whether arising before, at or after the Distribution Time, to the extent relating to, resulting from, or arising out of the past, present or future operation, conduct or actions of any Ligand Retained Business.

(41)“Final Determination” shall have the meaning set forth in the Tax Matters Agreement.

(42)“Form 10” means the registration statement on Form 10 filed by OmniAb with the SEC to effect the registration of the OmniAb Stock pursuant to Section 12(b) or 12(g) of the Exchange Act in connection with the Distribution, including any amendments or supplements thereto.

(43)“Former Business” shall mean any corporation, partnership, entity, division, business unit or business (in each case, including any assets and liabilities comprising the same) that has been sold, conveyed, assigned, transferred, spun-off, split-off or otherwise disposed of or divested (in whole or in part) to a Person or Persons that is not a member of the OmniAb Group or the Ligand Group or the operations, activities or production of which has been discontinued, abandoned, completed or otherwise terminated (in whole or in part), in each case, prior to the Distribution Time.

(44)“Governmental Approvals” shall mean any notices or reports to be submitted to, or other registrations or filings to be made with, or any consents, approvals, licenses, permits or authorizations to be obtained from, any Governmental Entity.

(45)“Governmental Filing” shall have the meaning set forth in Section 5.5(c).

(46)“Governmental Entity” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

(47)“Group” shall mean (i) with respect to Ligand, the Ligand Group and (ii) with respect to OmniAb, the OmniAb Group.

(48)“Hazardous Substance” shall mean (a) any substances defined, listed, classified or regulated as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” “wastes,” “radioactive materials,” “petroleum,” “oils” or designations of similar import under any Environmental Law, or (b) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

(49)“Indebtedness” shall mean, with respect to any Person, (i) the principal amount, prepayment and redemption premiums and penalties (if any), unpaid fees and other monetary obligations in respect of any indebtedness for borrowed money, whether short term or long term, and all obligations evidenced by bonds, debentures, notes, other debt securities or similar instruments, (ii) any indebtedness arising under any capital leases (excluding, for the avoidance of doubt, any real estate leases), whether short term or long term, (iii) all liabilities secured by any Security Interest on any assets of such Person, (iv) all liabilities under any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements, (v) all liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect such Person against fluctuations in interest rates, (vi) all interest bearing indebtedness for the deferred purchase price of property or services, (vii) all liabilities under any Credit Support Instruments, (viii) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (i) through (vii), and (ix) without duplication, all guarantees of indebtedness referred to in the foregoing clauses (i) through (viii), excluding in each case any obligations related to Taxes.

(50)“Indemnifiable Loss” and “Indemnifiable Losses” shall mean any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder).

(51)“Indemnifying Party” shall have the meaning set forth in Section 5.4(a).

(52)“Indemnitee” shall have the meaning set forth in Section 5.4(a).

(53)“Indemnity Payment” shall have the meaning set forth in Section 5.7(a).

(54)“Information” shall mean information, content and data (including Personal Information) in written, oral, electronic, computerized, digital or other tangible or intangible media, including (i) books and records, whether accounting, legal or otherwise, ledgers, studies, reports, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, marketing plans, customer names and information (including prospects), technical information relating to the design, operation, testing, test results, development, and manufacture of any Party’s or its Group’s, or any of their partners’, products, compounds, technologies or biological, chemical or other materials or facilities (including specifications and documentation; engineering, design and manufacturing drawings, diagrams, layouts, maps and illustrations; formulations and material specifications; laboratory studies and benchmark tests; preclinical and clinical data; quality assurance policies, procedures and specifications; evaluation and validation studies; process control and/or shop-floor control strategy, logic or algorithms; assembly code, Software, firmware, programming data, databases, and all information referred to in the same); costs, margins and pricing; as well as product marketing studies and strategies; all other methodologies, procedures, techniques and Know-How related to discovery, research, engineering, development and manufacturing; communications, correspondence, materials, product literature, artwork, files, documents; and (ii) financial and business information, including earnings reports and forecasts, macro-economic reports and forecasts, all cost information (including partner and supplier records and lists), sales and pricing data, business plans, market evaluations, surveys, credit-related information, and other such information as may be needed for reasonable compliance with reporting, disclosure, filing or other requirements, including under applicable securities laws or regulations of securities exchanges.

(55)“Information Statement” shall mean the Information Statement attached as an exhibit to the Form 10 and any related documents to be provided to the holders of Ligand Stock in connection with the Distribution, including any potential revision of such Information Statement to be a combined proxy statement, prospectus and/or information statement in connection with the Merger, and including any amendment or supplement thereto.

(56)“Insurance Proceeds” shall mean those monies: (a) received by an insured Person from any insurer, insurance underwriter, mutual protection and indemnity club or other risk collective; or (b) paid on behalf of an insured Person by any insurer, insurance underwriter, mutual protection and indemnity club or other risk collective, on behalf of the insured, in either such case net of any costs or expenses incurred in the collection thereof; provided, however, that with respect to a captive insurance arrangement, Insurance Proceeds shall only include net amounts received by the captive insurer from a Third Party in respect of any captive reinsurance arrangement.

(57)“Intellectual Property” shall mean all U.S. and foreign rights, title and interest (whether statutory, common law or otherwise) in or relating to any intellectual property, including all: (i) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, corporate names, trade names, brand names and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively, “Trademarks”); (ii) patents and patent applications, and all related national or international counterparts thereto, including any divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions provisionals, renewals, extensions, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like, and any foreign equivalents of any of the foregoing (including certificates of invention and any applications therefor) and all rights to claim priority from any of the foregoing (collectively, “Patents”); (iii) copyrights and copyrightable subject matter, whether or not registered or published, and all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated; (iv) trade secrets, and all other confidential or proprietary information, ideas, technology, Software, compositions, discoveries, improvements, know-how, inventions, designs, processes, techniques, formulae, models, and methodologies, in each case, whether or not patentable or copyrightable, but excluding issued Patents (collectively, “Know-How,” and trade secrets together with confidential Know-How, “Trade Secrets”); (v) Internet domain names and social media accounts and addresses, and all registrations for any of the foregoing (collectively, “Domain Names”); and (vi) rights and remedies with respect to any past, present, or future infringement, misappropriation, or other violation of any of the foregoing in clauses (i) through (v).

(58)“Intellectual Property Documentation” shall mean: (i) all correct and complete physical and electronic copies of all prosecution and maintenance files and dockets, registration certificates, litigation files and related opinions of counsel and correspondence for all issued, registered and applied-for items of OmniAb Intellectual Property; (ii) all litigation files to the extent relating to any Actions brought for the infringement, dilution, misappropriation or other violation of any of the OmniAb Intellectual Property; (iii) all books, records, files, ledgers or similar documentation used to track, organize or maintain any of the OmniAb Intellectual Property; and (iv) copies of all acquisition agreements relating to the acquisition of any of the OmniAb Intellectual Property.

(59)“Internal Reorganization” shall mean the allocation and transfer or assignment of Assets and Liabilities, including by means of the Conveyancing and Assumption Instruments, resulting in (i) the OmniAb Group owning and operating the OmniAb Business, and (ii) the Ligand Group continuing to own and operate the Ligand Retained Business, as described in the internal reorganization plan attached hereto as Exhibit A (the “Reorganization Plan”), as may be amended prior to the Distribution Date only by written consent of Ligand, OmniAb and APAC.

(60)“IT Assets” shall mean all information technology, Software, computers, computer systems, communication systems, telecommunications equipment, databases, internet protocol addresses, data rights and documentation, reference, resource and training materials relating to any of the foregoing, and all Contracts (including Contract rights) relating to any of the foregoing (including Software license agreements, source code escrow agreements, support and maintenance agreements, electronic database access contracts, Domain Name registration agreements, website hosting agreements, Software or website development agreements, outsourcing agreements, service provider agreements, interconnection agreements, governmental permits, radio licenses and telecommunications agreements).

(61)“Joint Claim” shall mean any claim or series of related claims under any insurance policy that results or could reasonably be expected to result in the payment of Insurance Proceeds to or for the benefit of both one or more members of the Ligand Group and one or more members of the OmniAb Group.

(62)“Law” shall mean any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income tax treaty, order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Entity.

(63)“Liabilities” shall mean any and all Indebtedness, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law (including Environmental Law), Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity and those arising under any Contract or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto. Except as otherwise specifically set forth herein, in the Employee Matters Agreement or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes shall not be treated as Liabilities governed by this Agreement other than for purposes of indemnification related to the Spin-off Disclosure Documents.

(64)“Liable Party” shall have the meaning set forth in Section 2.9(b).

(65)“Ligand” shall have the meaning set forth in the Preamble.

(66)“Ligand Board” shall have the meaning set forth in the Recitals.

(67)“Ligand CSIs” shall have the meaning set forth in Section 2.10(d).

(68)“Ligand Former Business” shall mean any Former Business (other than the OmniAb Business or the OmniAb Former Businesses) that, at the time of sale, conveyance, assignment, transfer, disposition, divestiture (in whole or in part) or discontinuation, abandonment, completion or termination of the operations, activities or production thereof, was primarily managed by or associated with the Ligand Retained Business as then conducted.

(69)“Ligand Group” shall mean (i) Ligand, the Ligand Retained Business and each Person that is a direct or indirect Subsidiary of Ligand as of immediately following the Distribution Time and (ii) each Business Entity that becomes a Subsidiary of Ligand after the Distribution Time.

(70)“Ligand Indemnitees” shall mean each member of the Ligand Group and each of their respective Affiliates from and after the Distribution Time and each member of the Ligand Group’s and such Affiliates’ respective current, former and future directors, officers, employees and agents (solely in their respective capacities as current, former and future directors, officers, employees or agents of any member of the Ligand Group or their respective Affiliates) and each of the heirs, executors, successors and assigns of any of the foregoing, except, for the avoidance of doubt, the OmniAb Indemnitees.

(71)“Ligand Released Liabilities” shall have the meaning set forth in Section 5.1(a)(i).

(72)“Ligand Retained Assets” shall mean:

(i)any and all Assets that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets to be retained by Ligand or any other member of the Ligand Group, including for the avoidance of doubt all Ligand Retained IP;

(ii)any and all Assets that are owned, leased or licensed, at or prior to the Distribution Time, by Ligand and/or any of its Subsidiaries, that are not OmniAb Assets; and

(iii)any and all Assets that are acquired or otherwise become an Asset of the Ligand Group after the Distribution Time.

(73)“Ligand Retained Business” shall mean (i) those businesses operated by the Ligand Group prior to the Distribution Time other than the OmniAb Business, (ii) those Business Entities or businesses acquired or established by or for any member of the Ligand Group after the Distribution Time, and (iii) any Ligand Former Business; provided that Ligand Retained Business shall not include any OmniAb Former Business or OmniAb Former Real Property.

(74)“Ligand Retained IP” shall mean (i) all Intellectual Property owned or controlled by the Ligand Group other than OmniAb Intellectual Property and (ii) the Ligand Retained Names.

(75)“Ligand Retained Liabilities” shall mean:

(i)any and all Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement as Liabilities to be retained or assumed by Ligand or any other member of the Ligand Group, and all agreements, obligations and other Liabilities of Ligand or any member of the Ligand Group under this Agreement or any of the Ancillary Agreements, including as set forth in Section 2.12(c)(ii);

(ii)any and all Liabilities of a member of the Ligand Group to the extent relating to, arising out of or resulting from any Ligand Retained Assets (other than Liabilities arising under any Shared Contracts to the extent such Liabilities relate to the OmniAb Business);

(iii)the Liabilities listed on Schedule 1.1(75); and

(iv)any and all Liabilities of Ligand and each of its Subsidiaries that are not OmniAb Liabilities.

Notwithstanding the foregoing, the Ligand Retained Liabilities shall not include any Liabilities for Taxes that are governed by the Tax Matters Agreement or the Employee Matters Agreement.

(76)“Ligand Retained Names” shall mean the names and marks set forth in Schedule 1.1(76), and any Trademarks containing or comprising any of such names or marks, and any Trademarks derivative thereof or confusingly similar thereto, or any telephone numbers or other alphanumeric addresses or mnemonics containing any of the foregoing names or marks.

(77)“Ligand Stock” shall have the meaning set forth in the Recitals.

(78)“Litigation Hold” shall have the meaning set forth in Section 6.1.

(79)“Merger” shall have the meaning set forth in the Recitals.

(80)“Merger Agreement” shall have the meaning set forth in the Recitals.

(81)“Merger Sub” shall have the meaning set forth in the Recitals.

(82)“Negotiation Period” shall have the meaning set forth in Section 7.1.

(83)“Off-Site Location” shall mean any third party location that is not now nor has ever been owned, leased or operated by the Ligand Group or the OmniAb Group or any of their respective predecessors. “Off-Site Location” does not include any property that is adjacent to or neighboring any property formerly, currently or in the future owned, leased or operated by the Ligand Group, the OmniAb Group, or their respective predecessors that has been impacted by any Release of a Hazardous Substance from such properties.

(84)“OmniAb” shall have the meaning set forth in the Preamble.

(85)“OmniAb Asset Transferee” shall mean any Business Entity that is or will be a member of the OmniAb Group or a Subsidiary of OmniAb to which OmniAb Assets shall be or have been transferred at or prior to the Distribution Time, or which is contemplated by the Internal Reorganization or this Agreement or the Ancillary Agreements to occur after the Distribution Time, by an Asset Transferor in order to consummate the transactions contemplated hereby.

(86)“OmniAb Assets” shall mean, without duplication:

(i)all interests in the capital stock of, or membership or other equity interests in, the members of the OmniAb Group (other than OmniAb) held, directly or indirectly, by Ligand immediately prior to the Distribution Time;

(ii)the Assets set forth on Schedule 1.1(86)(ii) (which for the avoidance of doubt is not a comprehensive listing of all OmniAb Assets and is not intended to limit other clauses of this definition of OmniAb Assets);

(iii)any and all Assets that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets which have been or are to be Transferred to or retained by any member of the OmniAb Group;

(iv)any and all Assets (other than Cash Equivalents, which shall be governed solely by Section 2.12) reflected on the OmniAb Balance Sheet or the accounting records supporting such balance sheet and any Assets acquired by or for OmniAb or any member of the OmniAb Group subsequent to the date of the OmniAb Balance Sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on the OmniAb Balance Sheet if prepared on a consistent basis, subject to any dispositions of any of such Assets subsequent to the date of the OmniAb Balance Sheet;

(v)all rights, title and interest in, to and under the leases or subleases of the real property set forth on Schedule 1.1(86)(v) and other leases exclusively related to the OmniAb Business, including, to the extent provided for in such leases or subleases, any land and land improvements, structures, buildings and building improvements, other improvements and appurtenances (the “OmniAb Leased Real Property”);

(vi)all Contracts set forth on Schedule 1.1(86)(vi) and all other Contracts exclusively related to the OmniAb Business or the OmniAb Intellectual Property and any rights or claims arising under any of the foregoing (the “OmniAb Contracts”);

(vii)all Intellectual Property exclusively used, exclusively practiced, exclusively held for the use or practice, or otherwise exclusively related to the OmniAb Business, including the Intellectual Property applications, registrations and issuances set forth on Schedule 1.1(86)(vii) (the “OmniAb Intellectual Property”), and all Intellectual Property Documentation relating to any of the foregoing;

(viii)all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity and are held by a member of the OmniAb Group, or to the extent transferable, relate exclusively to or, are used exclusively in the OmniAb Business (other than to the extent that any member of the Ligand Group benefits from such licenses, permits, registrations, approvals and authorizations in connection with the Ligand Retained Business);

(ix)all Information exclusively related to, or exclusively used in, the OmniAb Business;

(x)excluding any OmniAb Intellectual Property (which is addressed in Section 1.1(86)(vii) above), all IT Assets listed on Schedule 1.1(86)(x) and other IT Assets exclusively used or exclusively held for use in the OmniAb Business;

(xi)all goodwill exclusively related to the OmniAb Business;

(xii)all office equipment and furnishings located at the physical site of which the ownership or a leasehold or sub leasehold interest is being transferred to or retained by a member of the OmniAb Group, and which as of the Distribution Time is not subject to a lease or sublease back to a member of the Ligand Group (excluding any office equipment and furnishings owned by persons other than Ligand and its Subsidiaries);

(xiii)subject to Article VIII, any rights of any member of the OmniAb Group under any insurance policies held solely by one or more members of the OmniAb Group and which provide coverage solely to one or more members of the OmniAb Group (excluding any insurance policies issued by any captive insurance company of the Ligand Group); and

(xiv)all other Assets (other than Assets that are of the type that would be listed in clauses (v), (vii), (viii), (x), (xii) and (xiii)) that are held by the OmniAb Group or the Ligand Group immediately prior to the Distribution Time and that are exclusively used and exclusively held for use in the OmniAb Business as conducted immediately prior to the Distribution Time (the intention of this clause (xiv) is only to rectify an inadvertent omission of transfer or assignment of any Asset that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have otherwise been classified as an OmniAb Asset based on the principles of this Section 1.1(86)); provided that no Asset shall be an OmniAb Asset solely as a result of this clause (xiv) unless a written claim with respect thereto is made by OmniAb on or prior to the date that is twenty-four (24) months after the Distribution Time.

Notwithstanding anything to the contrary herein, the OmniAb Assets shall not include (i) any Assets that are expressly contemplated by this Agreement or by any Ancillary Agreement (or the Schedules hereto or thereto) as Assets to be retained by or Transferred to any member of the Ligand Group (including all Ligand Retained Assets), or (ii) any Assets governed by the Tax Matters Agreement or Employee Matters Agreement.

(87)“OmniAb Balance Sheet” shall mean OmniAb’s unaudited pro forma combined condensed balance sheet, including the notes thereto, as of December 31, 2021, as included in the Form 10.

(88)“OmniAb Board” shall have the meaning set forth in the Recitals.

(89)“OmniAb Business” shall mean the businesses comprising the OmniAb Group, including the businesses and operations conducted prior to the Distribution Time by any member of the OmniAb Group and any other businesses or operations conducted primarily through the use of the OmniAb Assets, as such businesses are described in the Form 10, or established by or for OmniAb or any of its Subsidiaries after the Distribution Time and shall include the OmniAb Former Businesses; provided that the OmniAb Business shall not include any Ligand Former Business.

(90)“OmniAb Debt Obligations” shall mean all Indebtedness of OmniAb or any other member of the OmniAb Group.

(91)“OmniAb Disclosure” shall mean any form, statement, schedule or other material (other than the Spin-off Disclosure Documents) filed with or furnished to the Commission, including in connection with OmniAb’s obligations under the Securities Act and the Exchange Act, any other Governmental Entity, or holders of any securities of any member of the OmniAb Group, in each case, on or after the Distribution Time by or on behalf of any member of the OmniAb Group in connection with the registration, sale, or distribution of securities or disclosure related thereto (including periodic disclosure obligations).

(92)“OmniAb Environmental Liabilities” shall mean any and all Environmental Liabilities, whether arising before, at or after the Distribution Time, to the extent relating to or resulting from or arising out of (i) the past, present or future operation, conduct or actions of the OmniAb Group, OmniAb Business or the past, present or future use of the OmniAb Assets or (ii) the OmniAb Former Businesses or OmniAb Former Real Property, including, without limitation, any agreement, decree, judgment, or order relating to the foregoing entered into by Ligand or any Affiliate of Ligand prior to the Distribution Time, but in any event excluding the Excluded Environmental Liabilities.

(93)“OmniAb Former Businesses” shall mean any Former Business that, at the time of sale, conveyance, assignment, transfer, disposition, divestiture (in whole or in part) or discontinuation, abandonment, completion or termination of the operations, activities or production thereof, was (a) primarily managed by or associated with the OmniAb Business as then conducted or (b) part of a business the majority of which as of the Distribution Time is or was transferred to OmniAb.

(94)“OmniAb Former Real Property” shall mean any real property that at the time of sale, conveyance, assignment, transfer, disposition, divestiture (in whole or in part) or discontinuation, abandonment, completion or termination of the operations, activities or production thereof, was primarily owned, leased or operated in connection with the OmniAb Business or any of the OmniAb Former Businesses.

(95)“OmniAb Group” shall mean OmniAb and each Person that is a direct or indirect Subsidiary of OmniAb as of the Distribution Time (but after giving effect to the Internal Reorganization) including the Transferred Entities, and each Person that becomes a Subsidiary of OmniAb after the Distribution Time; provided, however, that for the avoidance of doubt, no member of the Ligand Group shall be treated as a member of the OmniAb Group.

(96)“OmniAb Indemnitees” shall mean each member of the OmniAb Group and each of their respective Affiliates from and after the Distribution Time and each member of the OmniAb Group’s and such respective Affiliates’ respective current, former and future directors, officers, employees and agents (solely in their respective capacities as current, former and future directors, officers, employees or agents of any member of the OmniAb Group or their respective Affiliates) and each of the heirs, administrators, executors, successors and assigns of any of the foregoing, except, for the avoidance of doubt, the Ligand Indemnitees.

(97)“OmniAb Liabilities” shall mean:

(i)any and all Liabilities to the extent relating to, arising out of or resulting from (a) the operation or conduct of the OmniAb Business, as conducted at any time prior to, at or after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) of the OmniAb Group and any and all Liability relating to, arising out of or resulting from any unclaimed property); (b) the operation or conduct of any business conducted by any member of the OmniAb Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) of the OmniAb Group and any and all Liability relating to, arising out of or resulting from any unclaimed property); or (c) any OmniAb Asset, whether arising before, at or after the Distribution Time (including any Liability relating to, arising out of or resulting from OmniAb Contracts, Shared Contracts (to the extent such Liability relates to the OmniAb Business) and any real property and leasehold interests):

(ii)the Liabilities set forth on Schedule 1.1(97)(ii) and any and all other Liabilities that are expressly provided by this Agreement or any of the Ancillary Agreements as Liabilities to be assumed by OmniAb or any other member of the OmniAb Group, and all agreements, obligations and Liabilities of OmniAb or any other member of the OmniAb Group under this Agreement or any of the Ancillary Agreements;

(iii)any and all Liabilities reflected on the OmniAb Balance Sheet or the accounting records supporting such balance sheet and any Liabilities incurred by or for OmniAb or any member of the OmniAb Group subsequent to the date of the OmniAb Balance Sheet which, had they been so incurred on or before such date, would have been reflected on the OmniAb Balance Sheet if prepared on a consistent basis, subject to any discharge of any of such Liabilities subsequent to the date of the OmniAb Balance Sheet;

(iv)any and all Liabilities to the extent relating to, arising out of, or resulting from, whether prior to, at or after the Distribution Time, any infringement, misappropriation or other violation of any Intellectual Property of any other Person related to the conduct of the OmniAb Business;

(v)any and all OmniAb Environmental Liabilities;

(vi)any and all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from (A) the Spin-off Disclosure Documents or (B) any OmniAb Disclosure;

(vii)for the avoidance of doubt, and without limiting any other matters that may constitute OmniAb Liabilities, any Liabilities resulting from any Action to the extent relating to, arising out of or resulting from the OmniAb Business, including all Actions listed on Schedule 1.1(97)(vii);

(viii)all Liabilities relating to, arising out of or resulting from any Indebtedness of any member of the OmniAb Group or any Indebtedness secured exclusively by any of the OmniAb Assets; and

(ix)any and all other Liabilities that are held by the OmniAb Group or the Ligand Group immediately prior to the Distribution Time that were inadvertently omitted or assigned that, had the parties given specific consideration to such Liability as of the date of this Agreement, would have otherwise been classified as an OmniAb Liability based on the principles set forth in this Section 1.1(97); provided, that no Liability shall be an OmniAb Liability solely as a result of this clause (ix) unless a claim with respect thereto is made by Ligand on or prior to the date that is twenty-four (24) months after the Distribution Time.

Notwithstanding the foregoing, the OmniAb Liabilities shall not include any Liabilities that are (A) expressly contemplated by this Agreement or by any Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be Assumed by any member of the Ligand Group, (B) expressly discharged pursuant to Section 2.4 of this Agreement, (C) Ligand Retained Liabilities or (D) for Taxes that are governed by the Tax Matters Agreement or Employee Matters Agreement.

(98)       “OmniAb Released Liabilities” shall have the meaning set forth in Section 5.1(a)(ii).

(99)       “OmniAb Stock” shall have the meaning set forth in the Recitals.

(100)“Other Party” shall have the meaning set forth in Section 2.9(a).

(101)“Other Reimbursable Expenses” shall have the meaning set forth in Section 2.12(c).

(102)“Party” and “Parties” shall have the meanings set forth in the Preamble.

(103)“Person” shall mean any natural person, firm, individual, corporation, business trust, joint venture, association, bank, land trust, trust company, company, limited liability company, partnership, or other organization or entity, whether incorporated or unincorporated, or any Governmental Entity.

(104)“Personal Information” shall mean any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household (including any information related to the health of a person) and any information derived from any of the foregoing, in addition to any definition for “personal information” or any similar term provided by applicable Law or by the applicable Party’s privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

(105)“Policies” or “Policy” shall mean insurance policies and insurance contracts of any kind, including primary, excess and umbrella, comprehensive general liability, fiduciary, directors and officers, automobile, products, workers’ compensation, employee dishonesty, property and crime insurance policies and self-insurance and captive insurance arrangements, and interests in insurance pools and programs held in the name of Ligand or any of its Affiliates, together with the rights, benefits and privileges thereunder.

(106)“Prime Rate” shall mean the rate last quoted as of the time of determination by The Wall Street Journal as the “Prime Rate” in the United States or, if the Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate as of such time, or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by Ligand) or any similar release by the Federal Reserve Board (as determined by Ligand).

(107)“Privacy Laws” shall mean any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the Processing of any Personal Information.

(108)“Privacy Requirements” shall mean all applicable Privacy Laws and all applicable policies, notices, and contractual obligations relating to the Processing of any Personal Information.

(109)“Privilege” shall have the meaning set forth in Section 6.7(a).

(110)“Privileged Information” shall have the meaning set forth in Section 6.7(a).

(111)“Processing” shall mean any operation or set of operations which is performed on any Personal Information or on any sets of any Personal Information, whether or not by automated means, such as, without limitation: receipt; collection; compilation; use; disposal; destruction; disclosure or transfer (including cross-border); recording; organization; structuring; safeguarding; storage; security (technical, physical and/or administrative); sharing; adaptation or alteration; retrieval; consultation; disclosure by transmission, dissemination or otherwise making available; alignment or combination; restriction; erasure; and/or destruction.

(112)“Record Date” shall mean 5:00 p.m. New York time on the date to be determined by the Ligand Board as the record date for determining stockholders of Ligand entitled to receive shares of OmniAb Stock in the Distribution.

(113)“Record Holders” shall mean the holders of record of Ligand Stock as of the Record Date.

(114)“Reimbursable Transaction-related Expenses” shall have the meaning set forth in Section 9.5.

(115)“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

(116)“Securities Act” shall mean the Securities Act of 1933, together with the rules and regulations promulgated thereunder.

(117)“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-entry, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever, excluding restrictions on transfer under securities Laws.

(118)“Separation” shall have the meaning set forth in the Recitals.

(119)“Shared Contract” shall have the meaning set forth in Section 2.3(a).

(120)“Software” shall mean all: (i) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, icons, web content and links; and (iv) documentation relating to any of the foregoing, including user manuals and other training documentation.

(121)“Specific Milestone Payments” shall have the meaning set forth in Section 2.12(c).

(122)“Spin-off Disclosure Documents” shall mean the Form 10 and all exhibits thereto including the Information Statement, and any current reports on Form 8-K, in each case as filed or furnished by OmniAb with or to the Commission in connection with the Distribution or Merger or filed or furnished by Ligand with or to the Commission solely to the extent such documents relate to OmniAb, the Distribution or the Merger.

(123)“Subsidiary” shall mean with respect to any Person (i) a corporation, fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person and (ii) any other Person in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity or economic interest thereof or has the power to elect or direct the election of fifty percent (50%) or more of the members of the governing body of such entity.

(124)“Tax” or “Taxes” shall have the meaning set forth in the Tax Matters Agreement.

(125)“Tax Contest” shall have the meaning as set forth in the Tax Matters Agreement.

(126)“Tax Matters Agreement” shall mean that certain Tax Matters Agreement to be entered into between Ligand and OmniAb in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement, as such agreement may be modified or amended from time to time in accordance with its terms.

(127)“Tax Returns” shall have the meaning set forth in the Tax Matters Agreement.

(128)“Taxing Authority” shall have the meaning set forth in the Tax Matters Agreement.

(129)“Third Party Agreements” shall mean any agreements, arrangements, commitments or understandings between or among a Party (or any member of its Group) and any other Persons (other than either Party or any member of its respective Groups) (it being understood that to the extent that the rights and obligations of the Parties and the members of their respective Groups under any such Contracts constitute OmniAb Assets or OmniAb Liabilities, or Ligand Retained Assets or Ligand Retained Liabilities, such Contracts shall be assigned or retained pursuant to Article II).

(130)“Third Party Claim” shall have the meaning set forth in Section 5.4(b).

(131)“Third Party Proceeds” shall have the meaning set forth in Section 5.7(a).

(132)“Transaction-related Expenses” shall have the meaning set forth in Section 9.5.

(133)“Transfer” shall have the meaning set forth in Section 2.2(b)(i); and the term “Transferred” shall have its correlative meaning.

(134)“Transferred Entities” shall mean Ab Initio Biotherapeutics, Inc., Crystal Bioscience, Inc., Icagen, LLC, Taurus Biosciences, LLC and xCella Biosciences, Inc.

(135)“Transition Services Agreements” shall mean either or both, as applicable, of those certain Transition Services Agreements to be entered into between Ligand and OmniAb or any members of their respective Groups in connection with the Distribution or the other transactions contemplated by this Agreement, as such agreements may be modified or amended from time to time in accordance with their terms.

Section 1.2References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Annexes, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The words “written request” when used in this Agreement shall include email. Reference in this Agreement to any time shall be to New York City, New York time unless otherwise expressly provided herein. Unless the context requires otherwise, references in this Agreement to “Ligand” shall also be deemed to refer to the applicable member of the Ligand Group, references to “OmniAb” shall also be deemed to refer to the applicable member of the OmniAb Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Ligand or OmniAb shall be deemed to require Ligand or OmniAb, as the case may be, to cause the applicable members of the Ligand Group or the OmniAb Group, respectively, to take, or refrain from taking, any such action. In the event of any inconsistency or conflict which may arise in the application or interpretation of any of the definitions set forth in Section 1.1, for the purpose of determining what is and is not included in such definitions, any item explicitly included on a Schedule referred to in any such definition shall take priority over any provision of the text thereof.

ARTICLE II

THE SEPARATION

Section 2.1General. Subject to the terms and conditions of this Agreement, the Parties shall use, and shall cause their respective Affiliates to use, their respective commercially reasonable efforts to consummate the transactions contemplated hereby, including the completion of the Internal Reorganization, a portion of which may have already been implemented prior to the date hereof.

Section 2.2Restructuring: Transfer of Assets; Assumption of Liabilities.

(a)Internal Reorganization. Prior to the Distribution Time, except for Transfers contemplated by the Internal Reorganization or this Agreement or the Ancillary Agreements to occur after the Distribution Time, the Parties shall complete the Internal Reorganization, including by taking the actions referred to in Sections 2.2(b) and 2.2(c) below.

(b)Transfer of Assets. At or prior to the Distribution Time (it being understood that some of such Transfers may occur following the Distribution Time in accordance with Section 2.2(a) and Section 2.6), pursuant to the Conveyancing and Assumption Instruments and in connection with the Contribution:

(i)Ligand shall, and shall cause the applicable Asset Transferors to, transfer, contribute, distribute, assign and/or convey or cause to be transferred, contributed, distributed, assigned and/or conveyed (“Transfer”) to OmniAb and/or the respective OmniAb Asset Transferees, all of its and the applicable Asset Transferors’ right, title and interest in and to the OmniAb Assets, and the applicable OmniAb Asset Transferees shall accept from Ligand and the applicable members of the Ligand Group all of Ligand’s and the other members of the Ligand Group’s respective direct or indirect rights, title and interest in and to the applicable Assets, including all of the outstanding shares of capital stock or other ownership interests, that are included in the OmniAb Assets.

(ii)Any costs and expenses incurred after the Distribution Time to effect any Transfer contemplated by this Section 2.2(b) (including any transfer effected pursuant to Section 2.6) shall be paid by the Parties as set forth in Section 9.5. Other than costs and expenses incurred in accordance with the foregoing sentence, nothing in this Section 2.2(b) shall require any member of any Group to incur any material obligation or grant any material concession for the benefit of any member of any other Group in order to effect any transaction contemplated by this Section 2.2(b).

For the avoidance of doubt any OmniAb Assets already held by OmniAb prior to the Internal Reorganization shall not need to be Transferred and shall remain with OmniAb prior to and following the Distribution Time.

(c)Assumption of Liabilities. Except as pursuant to this Agreement or as otherwise specifically set forth in any Ancillary Agreement, in connection with the Internal Reorganization and the Contribution or, if applicable, from and after, the Distribution Time (i) pursuant to this Agreement or the applicable Conveyancing and Assumption Instruments, OmniAb shall, or shall cause a member of the OmniAb Group to accept, assume (or, as applicable, retain) and perform, discharge and fulfill, in accordance with their respective terms (“Assume”), all of the OmniAb Liabilities and (ii) pursuant to this Agreement or the applicable Conveyancing and Assumption Instruments, Ligand shall, or shall cause a member of the Ligand Group to, Assume all of the Ligand Retained Liabilities, in each case, regardless of (A) when or where such Liabilities arose or arise, (B) whether the facts upon which they are based occurred prior to, at or subsequent to the Distribution Time, (C) whether accruals for such Liabilities have been transferred to OmniAb or included on a combined balance sheet of the OmniAb Business or whether any such accruals are sufficient to cover such Liabilities, (D) where or against whom such Liabilities are asserted or determined, (E) whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Ligand Group or the OmniAb Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates, (F) which entity is named in any Action associated with any Liability, or (G) any benefits, or lack thereof, that have been or may be obtained by the Ligand Group or the OmniAb Group in respect of such Liabilities.

(d)Consents. The Parties shall use their commercially reasonable efforts to obtain the Consents required to Transfer any Assets, Contracts, licenses, permits and authorizations issued by any Governmental Entity or parts thereof as contemplated by this Agreement. Notwithstanding anything herein to the contrary, no Contract or other Asset shall be transferred if it would violate applicable Law or, in the case of any Contract, the rights of any third party to such Contract; provided that Section 2.6, to the extent provided therein, shall apply thereto. The foregoing shall not preclude OmniAb or any member of the OmniAb Group from disputing in good faith with any third party (other than Ligand or any member of the Ligand Group) the validity of any OmniAb Liabilities or raising any available defenses in connection therewith.

(e)It is understood and agreed by the Parties that certain of the Transfers referenced in Section 2.2(b) or Assumptions referenced in Section 2.2(c) have occurred prior to the date hereof and, as a result, no additional Transfers or Assumptions by any member of the Ligand Group or the OmniAb Group, as applicable, shall be deemed to occur upon the execution of this Agreement with respect thereto. Moreover, to the extent that any member of the Ligand Group or the OmniAb Group, as applicable, is liable for any Ligand Retained Liability or OmniAb Liability, respectively, by operation of law immediately following any Transfer in accordance with this Agreement or any Conveyancing and Assumption Instruments, there shall be no need for any other member of the Ligand Group or the OmniAb Group, as applicable, to Assume such Liability in connection with the operation of Section 2.2(c) and, accordingly, no other member of such Group shall Assume any such Liability in connection with Section 2.2(c).

Section 2.3Treatment of Shared Contracts. Without limiting the generality of the obligations set forth in Sections 2.2(a) and (b):

(a)Unless the Parties otherwise agree or the benefits of any Contract described in this Section 2.3 are expressly conveyed to the applicable Party pursuant to an Ancillary Agreement, and other than as provided by Article VIII, any Contract that is listed on Schedule 2.3(a) (a “Shared Contract”) shall be assigned in part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, at or after the Distribution Time, so that each Party or the members of their respective Groups as of the Distribution Time shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses; provided, however, that (x) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled, subject to Section 2.2(d)), and (y) if any Shared Contract cannot be so partially assigned by its terms or otherwise, cannot be amended or has not for any other reason been assigned or amended, or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, (A) at the reasonable request of the Party (or the member of such Party’s Group) to which the benefit of such Shared Contract inures in part, the Party for which such Shared Contract is, as applicable, a Ligand Retained Asset or OmniAb Asset shall, and shall cause each of its respective Subsidiaries to, for a period ending not later than six (6) months after the Distribution Date (unless the term of a Shared Contract (excluding any extensions thereof) ends at a later date, in which case for a period ending on such date), take such other reasonable and permissible actions to cause such member of the OmniAb Group or the Ligand Group, as the case may be, to receive the benefit of that portion of each Shared Contract that relates to the OmniAb Business or the Ligand Retained Business, as the case may be (in each case, to the extent so related) as if such Shared Contract had been assigned to (or amended to allow) a member of the applicable Group pursuant to this Section 2.3 and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement) as if such Liabilities had been Assumed by a member of the applicable Group pursuant to this Section 2.3; provided that the Party for which such Shared Contract is a Ligand Retained Asset or an OmniAb Asset, as applicable, shall be indemnified for all Indemnifiable Losses or other Liabilities arising out of any actions (or omissions to act) of such retaining Party taken at the direction of the other Party (or relevant member of its Group) in connection with and relating to such Shared Contract, as the case may be, and (B) the Party to which the benefit of such Shared Contract inures in part shall use commercially reasonable efforts to enter into a separate contract pursuant to which it procures such rights and obligations as are necessary such that it no longer needs to avail itself of the arrangements provided pursuant to this Section 2.3(a); provided that, the Party for which such Shared Contract is, as applicable, a Ligand Retained Asset or OmniAb

Asset, any such Party’s applicable Subsidiaries shall not be liable for any actions or omissions taken in accordance with clause (y) of this Section 2.3(a).

(b)Unless the Parties otherwise agree, each of Ligand and OmniAb shall, and shall cause the members of its Group to, (A) treat for all Tax purposes the portion of each Shared Contract inuring to its respective Businesses as Assets owned by, and/or Liabilities of, as applicable, such Party as of the Distribution Time and (B) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law or good faith resolution of a Tax Contest).

Section 2.4Intercompany Accounts, Loans and Agreements.

(a)Except as set forth in Section 5.1(b), all intercompany receivables and payables (other than (x) intercompany loans (which shall be governed by Section 2.4(c)), and (y) payables created or required by this Agreement, any Ancillary Agreement or any Continuing Arrangements) and intercompany balances, including in respect of any cash balances, any cash balances representing deposited checks or drafts or any cash held in any centralized cash management system between any member of the Ligand Group, on the one hand, and any member of the OmniAb Group, on the other hand, which exist and are reflected in the accounting records of the relevant Parties immediately prior to the Distribution Time, shall be paid, performed or otherwise settled on or prior to the Distribution Time, and all arrangements, understandings and agreements relating thereto are hereby terminated.

(b)As between the Parties (and the members of their respective Group) all payments and reimbursements received after the Distribution Time by one Party (or member of its Group) that relate to a Business, Asset or Liability of the other Party (or member of its Group), shall be held by such Party in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and, promptly upon receipt by such Party of any such payment or reimbursement, such Party shall pay or shall cause the applicable member of its Group to pay over to the Party entitled thereto the amount of such payment or reimbursement without right of set-off.

(c)Each of Ligand or any member of the Ligand Group, on the one hand, and OmniAb or any member of the OmniAb Group, on the other hand, will settle with the other Party, as the case may be, all intercompany loans, including any promissory notes, owned or owed by the other Party on or prior to the Distribution Time, it being understood and agreed by the Parties that all guarantees and Credit Support Instruments shall be governed by Section 2.10.

Section 2.5Limitation of Liability; Intercompany Contracts. No Party nor any Subsidiary thereof shall be liable to the other Party or any Subsidiary of the other Party based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding between or among it and the other Party existing at or prior to the Distribution Time (other than pursuant to this Agreement, any Ancillary Agreement, any Continuing Arrangements, any Third Party Agreements, or pursuant to any other Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby) and each Party hereby terminates any and all Contracts, arrangements, courses of dealing or understandings between or among it and the other Party effective as of the Distribution Time (other than as set forth in this Agreement, any Ancillary Agreement, any Continuing Arrangements, any Third Party Agreements, or pursuant to any Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby), provided, however, that with respect to any Contract, arrangement, course of dealing or understanding between or among the Parties or any Subsidiaries thereof discovered after the Distribution Time, the Parties agree that such Contract, arrangement, course of dealing or understanding shall nonetheless be deemed terminated as of the Distribution Time with the only liability of the Parties in respect thereof to be the obligations incurred between the Parties pursuant to such Contract, arrangement, course of dealing or understanding between the Distribution Time and the time of discovery or later termination of any such Contract, arrangement, course of dealing or understanding.

Section 2.6Transfers Not Effected at or Prior to the Distribution Time; Transfers Deemed Effective as of the Distribution Time.

(a)To the extent that any Transfers or Assumptions contemplated by this Article II shall not have been consummated at or prior to the Distribution Time, the Parties shall use commercially reasonable efforts (taking into account any applicable restrictions or considerations, in each case relating to the contemplated Tax treatment of the transactions contemplated hereby) to effect such Transfers or Assumptions as promptly following the Distribution Time as shall be practicable. Nothing herein shall be deemed to require or constitute the Transfer of any Assets or the Assumption of any Liabilities which by their terms or operation of Law cannot be Transferred; provided, however, that the Parties and their respective Subsidiaries shall cooperate and use commercially reasonable efforts to seek to obtain, in accordance with applicable Law, any necessary Consents or Governmental Approvals for the Transfer of all Assets and Assumption of all Liabilities contemplated to be Transferred and Assumed pursuant to this Article II to the fullest extent permitted by applicable Law. In the event that any such Transfer of Assets or Assumption of Liabilities has not been consummated, from and after the Distribution Time, (i) the Party (or relevant member in its Group) retaining such Asset shall thereafter hold (or shall cause such member in its Group to hold) such Asset in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and (ii) the Party intended to Assume such Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party retaining such Liability for all amounts paid or incurred in connection with the retention of such Liability. To the extent the foregoing applies to any Contracts (other than Shared Contracts, which shall be governed solely by Section 2.3) to be assigned for which any necessary Consents or Governmental Approvals are not received prior to the Distribution Time, the treatment of such Contracts shall, for the avoidance of doubt, be subject to Section 2.8 and Section 2.9, to the extent applicable. In addition, the Party retaining such Asset or Liability (or relevant member of its Group) shall (or shall cause such member in its Group to) treat, insofar as reasonably possible and to the extent permitted by applicable Law, such Asset or Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the Party to which such Asset is to be Transferred or by the Party Assuming such Liability in order to place such Party, insofar as reasonably possible and to the extent permitted by applicable Law, in the same position as if such Asset or Liability had been Transferred or Assumed as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Asset or Liability, are to inure from and after the Distribution Time to the relevant member or members of the Ligand Group or the OmniAb Group entitled to the receipt of such Asset or required to Assume such Liability. In furtherance of the foregoing, the Parties agree that, as of the Distribution Time, subject to Section 2.2(c) and Section 2.9(b), each Party shall be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have Assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party is entitled to acquire or required to Assume pursuant to the terms of this Agreement.

(b)If and when the Consents, Governmental Approvals and/or conditions, the absence or non-satisfaction of which caused the deferral of Transfer of any Asset or deferral of the Assumption of any Liability pursuant to Section 2.6(a), are obtained or satisfied, the Transfer, assignment, Assumption or novation of the applicable Asset or Liability shall be effected without further consideration in accordance with and subject to the terms of this Agreement (including Section 2.2) and/or the applicable Ancillary Agreement, and shall, to the extent possible without the imposition of any undue cost on any Party, be deemed to have become effective as of the Distribution Time.

(c)The Party (or relevant member of its Group) retaining any Asset or Liability due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability pursuant to Section 2.6(a) or otherwise shall (i) not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be promptly reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability and (ii) be indemnified for all Indemnifiable Losses or other Liabilities arising out of any actions (or omissions to act) of such retaining Party taken at the direction of the other Party (or relevant member of its Group) in connection with and relating to such retained Asset or Liability, as the case may be.

(d)After the Distribution Time, each Party (or any member of its Group) may receive mail, packages, electronic mail or other electronic communications and any other written communications properly belonging to another Party (or any member of its Group). Accordingly, at all times after the Distribution Time, each Party is hereby authorized to receive and, if reasonably necessary to identify the proper recipient in accordance with this Section 2.6(d), open all mail, packages, electronic mail or other electronic communication and any other written communications received by such Party that belongs to such other Party, and to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, electronic mail or other electronic communication or any other written communications (or, in case the same also relates to the business of the receiving Party or another Party, copies thereof) to such other Party as provided for in Section 9.6; it being understood that if a Party receives a telephone call that relates to the business of the other Party, then the receiving Party shall inform the person making such telephone call to contact the other Party. The provisions of this Section 2.6(d) are not intended to, and shall not, be deemed to constitute an authorization by any Party to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other Party for service of process purposes.

(e)With respect to Assets and Liabilities described in Section 2.6(a), each of Ligand and OmniAb shall, and shall cause the members of its respective Group to, (i) treat for all Tax purposes (A) the deferred Assets as assets having been Transferred to and owned by the Party entitled to such Assets not later than the Distribution Time and (B) the deferred Liabilities as liabilities having been Assumed and owned by the Person intended to be subject to such Liabilities not later than the Distribution Time and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law or good faith resolution of a Tax Contest).

Section 2.7Conveyancing and Assumption Instruments. In connection with, and in furtherance of, the Transfers of Assets and the Assumptions of Liabilities contemplated by this Agreement, the Parties shall execute or cause to be executed, on or after the date hereof by the appropriate entities to the extent not executed prior to the date hereof, any Conveyancing and Assumption Instruments necessary to evidence the valid Transfer to the applicable Party or member of such Party’s Group of all right, title and interest in and to its accepted Assets and the valid and effective Assumption by the applicable Party of its Assumed Liabilities for Transfers and Assumptions to be effected pursuant to Delaware Law or the Laws of one of the other states of the United States or, if not appropriate for a given Transfer or Assumption, and for Transfers or Assumptions to be effected pursuant to non-U.S. Laws, in such form as the Parties shall reasonably agree, including the Transfer of real property by mutually acceptable conveyance deeds as may be appropriate and in form and substance as may be required by the jurisdiction in which the real property is located; provided, that the allocation of Assets and Liabilities provided for in any Conveyancing and Assumption Instruments shall be consistent with the terms of this Agreement, unless otherwise approved in writing by the Parties and APAC . The Transfer of capital stock shall, to the extent necessary to evidence a valid Transfer, be effected by means of executed stock powers and notation on the stock record books of the corporation or other legal entities involved, or by such other means as may be required in any non-U.S. jurisdiction to Transfer title to stock and, only to the extent required by applicable Law, by notation on public registries.

Section 2.8Further Assurances; Ancillary Agreements.

(a)In addition to and without limiting the actions specifically provided for elsewhere in this Agreement and subject to the limitations expressly set forth in this Agreement, including Section 2.6, each of the Parties shall cooperate with each other and use (and shall cause its respective Subsidiaries and Affiliates to use) commercially reasonable efforts, at and after the Distribution Time, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)Without limiting the foregoing, at and after the Distribution Time, each Party shall cooperate with the other Party, and without any further consideration, but at the expense of the requesting Party (except as provided in Sections 2.2(b)(ii) and 2.6(c)) from and after the Distribution Time, to execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of Transfer or title, and to make all filings with, and to obtain all Consents and/or Governmental Approvals, any permit, license, Contract, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by any other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the Transfers of the applicable Assets and the assignment and Assumption of the applicable Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party shall, at the reasonable request, cost and expense of any other Party (except as provided in Sections 2.2(b)(ii) and 2.6(c)), take such other actions as may be reasonably necessary to vest in such other Party such title and such rights as possessed by the transferring Party to the Assets allocated to such other Party under this Agreement or any of the Ancillary Agreements, free and clear of any Security Interest.

(c)Without limiting the foregoing, in the event that any Party (or member of such Party’s Group) receives or retains any Assets (including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable with respect to such Asset) or is liable for any Liability that is otherwise allocated to any Person that is a member of the other Group pursuant to this Agreement or the Ancillary Agreements, such Party agrees to promptly Transfer, or cause to be Transferred such Asset or Liability to the other Party so entitled thereto (or member of such other Party’s Group as designated by such other Party) at such other Party’s expense. Prior to any such Transfer, such Asset or Liability, as the case may be, shall be held in accordance with the provisions of Section 2.6.

(d)At or prior to the Distribution Time, each of Ligand and OmniAb shall enter into, and/or (where applicable) shall cause a member or members of their respective Group to enter into, the Ancillary Agreements and any other Contracts reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

(e)On or prior to the Distribution Time, Ligand and OmniAb in their respective capacities as direct or indirect stockholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by any Subsidiary of Ligand or Subsidiary of OmniAb, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 2.9Novation of Liabilities; Indemnification.

(a)Each Party, at the request of any member of the other Party’s Group (such other Party, the “Other Party”), shall use commercially reasonable efforts (taking into account any applicable restrictions or considerations, in each case relating to the contemplated Tax treatment of the transactions contemplated hereby) to obtain, or to cause to be obtained, any Consent, Governmental Approval, substitution or amendment required to novate or assign to the fullest extent permitted by applicable Law all obligations under Contracts (other than Shared Contracts, which shall be governed by Section 2.3) and Liabilities (other than with regard to guarantees or Credit Support Instruments, which shall be governed by Section 2.10), but solely to the extent that the Parties are jointly or each severally liable with regard to any such Contracts or Liabilities and such Contracts or Liabilities have been, in whole, but not in part, allocated to the first Party, or, if permitted by applicable Law, to obtain in writing the unconditional release of the applicable Other Party so that, in any such case, the members of the applicable Group shall be solely responsible for such Contracts or Liabilities; provided, however, that no Party shall be obligated to pay any consideration therefor to any third party from whom any such Consent, Governmental Approval, substitution or amendment is requested (unless such Party is fully reimbursed by the requesting Party). In addition, with respect to any Action where any Party hereto is a defendant, when and if requested by such Party, the Other Party at its own cost will use commercially reasonable efforts to remove the requesting Party as a defendant to the extent that such Action relates solely to Assets or Liabilities that the Other Party (or any member of such requesting Party’s Group) has been allocated pursuant to this Article II, and the Other Party will cooperate and assist in any required communication with any plaintiff or other related third party.

(b)If the Parties are unable to obtain, or to cause to be obtained, any such required Consent, Governmental Approval, release, substitution or amendment referenced in Section 2.9(a), the Other Party or a member of such Other Party’s Group shall continue to be bound by such Contract, license or other obligation that does not constitute a Liability of such Other Party and, unless not permitted by Law or the terms thereof, as agent or subcontractor for such Party, the Party or member of such Party’s Group who Assumed or retained such Liability as set forth in this Agreement (the “Liable Party”) shall, or shall cause a member of its Group to, pay, perform and discharge fully all the obligations or other Liabilities of such Other Party or member of such Other Party’s Group thereunder from and after the Distribution Time. For the avoidance of doubt, in furtherance of the foregoing, the Liable Party or a member of such Liable Party’s Group, as agent or subcontractor of the Other Party or a member of such Other Party’s Group, to the extent reasonably necessary to pay, perform and discharge fully any Liabilities, or retain the benefits (including pursuant to Section 2.6) associated with such Contract or license, is hereby granted the right to, among other things, (i) prepare, execute and submit invoices under such Contract or license in the name of the Other Party (or the applicable member of such Other Party’s Group), (ii) send correspondence relating to matters under such Contract or license in the name of the Other Party (or the applicable member of such Other Party’s Group), (iii) file Actions in the name of the Other Party (or the applicable member of such Other Party’s Group) in connection with such Contract or license and (iv) otherwise exercise all rights in respect of such Contract or license in the name of the Other Party (or the applicable member of such Other Party’s Group); provided that (y) such actions shall be taken in the name of the Other Party (or the applicable member of such Other Party’s Group) only to the extent reasonably necessary or advisable in connection with the foregoing and (z) to the extent that there shall be a conflict between the provisions of this Section 2.9(b) and the provisions of any more specific arrangement between a member of such Liable Party’s Group and a member of such Other Party’s Group, such more specific arrangement shall control. The Liable Party shall indemnify each Other Party and hold each of them harmless against any Liabilities (other than Liabilities of such Other Party) arising in connection therewith; provided, that the Liable Party shall have no obligation to indemnify the Other Party with respect to any matter to the extent that such Liabilities arise from such Other Party’s willful breach, knowing violation of Law, fraud, misrepresentation or gross negligence in connection therewith, in which case such Other Party shall be responsible for such Liabilities; it being understood that any exercise of rights under this Agreement by such Other Party shall not be deemed to be willful breach, knowing violation of Law, fraud, misrepresentation or gross negligence. The Other Party shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to the Liable Party or, at the direction of the Liable Party, to another member of the Liable Party’s Group, all money, rights and other consideration received by it or any member of its Group in respect of such performance by the Liable Party (unless any such consideration is an Asset of such Other Party pursuant to this Agreement). If and when any such Consent, Governmental Approval, release, substitution or amendment shall be obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or able to be novated, the Other Party shall, to the fullest extent permitted by applicable Law, promptly Transfer or cause the Transfer of all rights, obligations and other Liabilities thereunder of such Other Party or any member of such Other Party’s Group to the Liable Party or to another member of the Liable Party’s Group without payment of any further consideration and the Liable Party, or another member of such Liable Party’s Group, without the payment of any further consideration, shall Assume such rights and Liabilities to the fullest extent permitted by applicable Law. Each of the applicable Parties shall, and shall cause their respective Subsidiaries to, take all actions and do all things reasonably necessary on its part, or such Subsidiaries’ part, under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Section 2.9.

Section 2.10Guarantees; Credit Support Instruments.

(a)Except as otherwise specified in any Ancillary Agreement, at or prior to the Distribution Time or as soon as practicable thereafter, (i) Ligand shall (with the reasonable cooperation of the applicable member of the OmniAb Group) use its commercially reasonable efforts to have each member of the OmniAb Group removed as guarantor of or obligor for any Ligand Retained Liability to the fullest extent permitted by applicable Law, including in respect of those guarantees set forth on Schedule 2.10(a)(i), to the extent that they relate to Ligand Retained Liabilities and (ii) OmniAb shall (with the reasonable cooperation of the applicable member of the Ligand Group) use commercially reasonable efforts to have each member of the Ligand Group removed as guarantor of or obligor for any OmniAb Liability, to the fullest extent permitted by applicable Law, including in respect of those guarantees set forth on Schedule 2.10(a)(ii), to the extent that they relate to OmniAb Liabilities.

(b)At or prior to the Distribution Time, to the extent required to obtain a release from a guaranty:

(i)of any member of the Ligand Group, OmniAb shall execute a guaranty agreement substantially in the form of the existing guaranty or such other form as is agreed to by the relevant parties to such guaranty agreement, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which OmniAb would be reasonably unable to comply or (B) which would be reasonably expected to be breached; and

(ii)of any member of the OmniAb Group, Ligand shall execute a guaranty agreement substantially in the form of the existing guaranty or such other form as is agreed to by the relevant parties to such guaranty agreement, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which Ligand would be reasonably unable to comply or (B) which would be reasonably expected to be breached.

(c)If Ligand or OmniAb is unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 2.10, (i) Ligand, to the extent a member of the Ligand Group has assumed the underlying Liability with respect to such guaranty or OmniAb, to the extent a member of the OmniAb Group has assumed the underlying Liability with respect to such guaranty, as the case may be, shall indemnify and hold harmless the guarantor or obligor for any Indemnifiable Loss arising from or relating thereto (in accordance with the provisions of Article V) and shall or shall cause one of its Subsidiaries, as agent or subcontractor for such guarantor or obligor to pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, (ii) OmniAb shall reimburse the applicable member of the Ligand Group for all out-of-pocket expenses incurred by it arising out of or related to any such guaranty; and (iii) each of Ligand and OmniAb, on behalf of themselves and the members of their respective Groups, agree not to renew or extend the term of, increase its obligations under, or Transfer to a third party, any loan, guaranty, lease, contract or other obligation for which another Party or member of such Party’s Group is or may be liable without the prior written consent of such other Party, unless all obligations of such other Party and the other members of such Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to such Party.

(d)Ligand and OmniAb shall cooperate and OmniAb shall use commercially reasonable efforts to replace all Credit Support Instruments issued by Ligand or other members of the Ligand Group on behalf of or in favor of any member of the OmniAb Group or the OmniAb Business (the “Ligand CSIs”) as promptly as practicable with Credit Support Instruments from OmniAb or a member of the OmniAb Group as of the Distribution Time. With respect to any Ligand CSIs that remain outstanding after the Distribution Time, (i) OmniAb shall, and shall cause the members of the OmniAb Group to, jointly and severally indemnify and hold harmless the Ligand Indemnitees for any Liabilities arising from or relating to such Credit Support Instruments, including, without limitation, any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit

of), or disbursements made to, the beneficiaries of such Ligand CSIs in accordance with the terms thereof, (ii) OmniAb shall reimburse the applicable member of the Ligand Group for all out of pocket expenses incurred by it arising out of or related to any such Credit Support Instrument, and (iii) without the prior written consent of Ligand, OmniAb shall not, and shall not permit any member of the OmniAb Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, Contract or other obligation in connection with which Ligand or any member of the Ligand Group has issued any Credit Support Instruments which remain outstanding. Neither Ligand nor any member of the Ligand Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the OmniAb Group or the OmniAb Business after the expiration of any such Credit Support Instrument.

Section 2.11Disclaimer of Representations and Warranties.

(a)EACH OF LIGAND (ON BEHALF OF ITSELF AND EACH MEMBER OF THE LIGAND GROUP), OMNIAB (ON BEHALF OF ITSELF AND EACH MEMBER OF THE OMNIAB GROUP) AND APAC UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, IN ANY ANCILLARY AGREEMENT OR IN ANY CONTINUING ARRANGEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENTS OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY, AND HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, AS TO THE ASSETS, BUSINESSES OR LIABILITIES CONTRIBUTED, TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR GOVERNMENTAL APPROVALS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, AS TO NONINFRINGEMENT, VALIDITY OR ENFORCEABILITY OR ANY OTHER MATTER CONCERNING, ANY ASSETS OR BUSINESS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. FOR THE AVOIDANCE OF DOUBT, THIS SECTION 2.11 SHALL HAVE NO EFFECT ON ANY REPRESENTATION OR WARRANTY MADE HEREIN, IN THE MERGER AGREEMENT OR IN ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT OR ANY ANCILLARY AGREEMENT. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR THEREIN, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST AND (II) ANY NECESSARY CONSENTS OR GOVERNMENTAL APPROVALS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

(b)Each of Ligand (on behalf of itself and each member of the Ligand Group), OmniAb (on behalf of itself and each member of the OmniAb Group) and APAC further understands and agrees that if the disclaimer of express or implied representations and warranties contained in Section 2.11(a) is held unenforceable or is unavailable for any reason under the Laws of any jurisdiction outside the United States or if, under the Laws of a jurisdiction outside the United States, both Ligand or any member of the Ligand Group, on the one hand, and OmniAb or any member of the OmniAb Group, on the other hand, are jointly or severally liable for any Ligand Retained Liability or any OmniAb Liability, respectively, then, the Parties and APAC intend that, notwithstanding any provision to the contrary under the Laws of such foreign jurisdictions, the provisions of this Agreement, the Merger Agreement and the Ancillary Agreements (including the disclaimer of all representations and warranties (except as otherwise provided in any such agreements), allocation of Liabilities among the Parties and their respective Subsidiaries, releases, indemnification and contribution of Liabilities) shall prevail for any and all purposes among the Parties and APAC and their respective Subsidiaries.

(c)OmniAb hereby waives compliance by Ligand and each and every member of the Ligand Group with the requirements and provisions of any “bulk-sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the OmniAb Assets to OmniAb or any member of the OmniAb Group.

Section 2.12Cash Management; Consideration.

(a)Except as provided in this Section 2.12, all cash and Cash Equivalents held by any member of the OmniAb Group as of the Distribution Time shall be an OmniAb Asset and all cash and Cash Equivalents held by any member of the Ligand Group as of the Distribution Time shall be a Ligand Retained Asset. To the extent that following the Distribution Time any Cash Equivalents are required to be transferred from any member of the Ligand Group to any member of the OmniAb Group or from any member of the OmniAb Group to any member of the Ligand Group to make effective the Internal Reorganization or the Contribution pursuant to this Agreement and the Ancillary Agreements (including if required by Law or regulation to effect the foregoing), the Party receiving such Cash Equivalents shall promptly transfer an amount in cash equal to such transferred Cash Equivalents back to the transferring Party so as not to override the allocations of Assets, Liabilities and expenses related to the Internal Reorganization and the Contribution contemplated by this Agreement and the Ancillary Agreements.

(b)In exchange for the Contribution, OmniAb agrees, on or prior to the Distribution Date, to issue to Ligand a number of newly issued, fully paid and nonassessable shares of OmniAb Stock as is necessary to effect the Distribution and such that immediately following the Distribution Ligand will hold none of the outstanding shares of OmniAb Stock.

(c)Notwithstanding anything to the contrary in this Agreement, the Merger Agreement or any Ancillary Document, and except as otherwise provided in Section 9.5 (relating to Reimbursable Transaction-related Expenses) or the Tax Matters Agreement (relating to Taxes), (i) Ligand shall have all rights to and shall retain all payments received or accrued by it, any member of the Ligand Group or any member of the OmniAb Group at any time up to and until the Distribution Time relating to current accounts receivable of any member of the OmniAb Group (such current accounts receivable being included in Ligand Retained Assets), and (ii) Ligand shall pay all costs and expenses relating to current accounts payable and current accrued liabilities of any member of the OmniAb Group that are outstanding or accrued at any time up to and until the Distribution Time (such current accounts payable and current accrued liabilities being included in Ligand Retained Liabilities). For illustrative purposes only, an example showing such current accounts receivable, accounts payable and accrued liabilities being retained by Ligand is attached to this Agreement as Exhibit B. Notwithstanding the foregoing and anything to the contrary in this Agreement, the Merger Agreement or any Ancillary Document, the cash portion of the Contribution to be made by Ligand in connection with the Separation shall be (i) increased by any amounts received by any member of the Ligand Group or the OmniAb Group that is actually retained by any member of the Ligand Group in respect of a Commercial Milestone Event (as defined in that certain Platform License Agreement, by and between Open Monoclonal Technologies Inc. and CNA Development LLC, dated as of October 4, 2013) (the “Specific Milestone Payments”) (such amounts being included in OmniAb Assets) and (ii) decreased by those certain costs and expenses relating solely to the OmniAb Business paid by Ligand through and including the Distribution Date that are set forth on Schedule 2.12(c) (the “Other Reimbursable Expenses”) (such costs and expenses being included in OmniAb Liabilities).

ARTICLE III

COMPLETION OF THE DISTRIBUTION

Section 3.1Actions Prior to the Distribution. Prior to the Distribution Time, subject to the terms and conditions set forth herein, the Parties shall take, or cause to be taken, the following actions in connection with the Distribution:

(a)Notice to Nasdaq. Ligand shall give Nasdaq not less than ten (10) days’ advance notice of the Record Date in compliance with Rule 10b-17 under the Exchange Act.

(b)Securities Law Matters. OmniAb shall file with the Commission any amendments or supplements to the Form 10 as may be necessary or advisable in order to cause the Form 10 to become and remain effective as required by the Commission or federal, state or other applicable securities Laws. Ligand and OmniAb shall take all such action as may be necessary or advisable under the securities or “blue sky” Laws of the United States (and any comparable Laws under any non-U.S. jurisdiction) in connection with the transactions contemplated by this Agreement, the Merger Agreement and the Ancillary Agreements.

(c)Authorized Number of Shares. Prior to the Distribution, the Parties shall take all necessary action required to file an amendment to the Certificate of Incorporation of OmniAb with the Secretary of State of the State of Delaware to increase the number of authorized shares of OmniAb Stock so that OmniAb Stock then authorized shall be equal to the number of shares of OmniAb Stock necessary to effect the Distribution.

(d)Availability of Information. Ligand shall, as soon as is reasonably practicable after the Form 10 is declared effective under the Exchange Act and the Ligand Board has approved the Distribution, cause the Information Statement to be mailed to the Record Holders or, in connection with the delivery of a notice of Internet availability of the Information Statement to such holders, posted on the Internet.

(e)The Distribution Agent. Ligand shall enter into a distribution agent agreement with the Agent or otherwise provide instructions to the Agent regarding the Distribution.

(f)Officers and Directors. At or prior to the Distribution Time, the Parties shall take all necessary action so that, as of the Distribution Time, the executive officers and directors of OmniAb will be as set forth in the Information Statement.

(g)Satisfying Conditions to the Distribution. Each of Ligand, OmniAb and APAC shall cooperate to cause the conditions to the Distribution set forth in Section 3.3 to be satisfied and to effect the Distribution at the Distribution Time.

(h)Resignations and Removals. On or prior to the Distribution Date or as soon thereafter as practicable, (i) Ligand shall cause all its employees and any employees of its Subsidiaries (excluding any employees of any member of the OmniAb Group) to resign or be removed, effective as of the Distribution Time, from all positions as officers or directors of any member of the OmniAb Group in which they serve, and (ii) OmniAb shall cause all its employees and any employees of its Subsidiaries to resign, effective as of the Distribution Time, from all positions as officers or directors of any members of the Ligand Group in which they serve. Notwithstanding the foregoing, no Person shall be required by any Party to resign from any position or office with another Party if such Person is disclosed in the Form 10 as a Person who is to hold such position or office following the Distribution.

(i)Contribution. On or prior to the Distribution Date, the Contribution shall have been made.

Section 3.2Effecting the Distribution.

(a)Delivery of OmniAb Stock. Upon consummation of the Distribution, Ligand shall deliver to the Agent, a book-entry authorization representing the OmniAb Stock being distributed in the Distribution for the account of the Record Holders and shall take all such other actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. The Agent shall hold such book-entry shares for the account of the Record Holders pending the Merger, as provided in Section 3.2 of the Merger Agreement. Immediately after the Distribution Time and prior to the Effective Time, the shares of OmniAb Stock shall not be transferable and the transfer agent for the OmniAb Stock shall not transfer any shares of OmniAb Stock; provided, for the avoidance of doubt, that the exchange of such shares of OmniAb Stock for shares of Domesticated Parent Common Stock pursuant to the Merger shall not be deemed a transfer subject to the foregoing restrictions. The Distribution shall be deemed to be effective at the Distribution Time upon written authorization from Ligand to the Agent to proceed with the Distribution.

Section 3.3Conditions to the Distribution. The consummation of the Distribution shall be subject to the satisfaction or waiver by Ligand in its sole and absolute discretion, of the following conditions (other than the condition set forth in Section 3.3(a), which prior to the termination of the Merger Agreement may not be waived without APAC’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed):

(a)Completion of the Separation. The Separation shall have been completed substantially in accordance with the Reorganization Plan, other than any Transfers and Assumptions or other actions that may occur after the Distribution Time in accordance with the terms of this Agreement.

(b)Execution of Ancillary Agreements. Each of the Ancillary Agreements shall have been duly executed and delivered by the parties thereto.

(c)Conditions to Ligand Obligations in Merger Agreement. Each of the conditions in Section 8.1 (other than Section 8.1(b)) and Section 8.2 of the Merger Agreement to Ligand’s obligations to consummate the Merger shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger; provided, that such conditions are capable of being satisfied at such time).

(d)Confirmation of Satisfaction of APAC Conditions in Merger Agreement. APAC shall have irrevocably confirmed to Ligand that each condition in Section 8.1 (other than Section 8.1(b)) and Section 8.3 of the Merger Agreement to APAC’s obligations to consummate the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Distribution, or (iii) subject to applicable Law, is or has been waived by APAC.

ARTICLE IV

CERTAIN COVENANTS

Section 4.1Cooperation. From and after the Distribution Time, and subject to the terms of and limitations contained in this Agreement and the Ancillary Agreements, each Party shall, and shall cause each of its respective Affiliates and employees to, (i) provide reasonable cooperation and assistance to the other Party (and any member of its respective Group) in connection with the completion of the transactions contemplated herein and in each Ancillary Agreement, (ii) reasonably assist the other Party in the orderly and efficient transition in becoming a separate company to the extent set forth in the Transition Services Agreements or as otherwise set forth herein (including, but not limited to, complying with Articles V, VI and VIII) and (iii) reasonably assist the other Party to the extent such Party is providing or has provided services, as applicable, pursuant to the Transition Services Agreements in connection with requests for information from, audits or other examinations of, such other Party by a Governmental Entity; in each case, except as otherwise set forth in this Agreement or may otherwise be agreed to by the Parties in writing, at no additional cost to the Party requesting such assistance other than for the actual out-of-pocket costs (which shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing) incurred by any such Party, if applicable.

Section 4.2Retained Names.

(a)No later than ninety (90) days following the Distribution Date, OmniAb shall, and shall cause the members of the OmniAb Group, to change their respective names and cause their certificates of incorporation and bylaws (or equivalent organizational documents), as applicable, to be amended to remove the Ligand Retained Names.

(b)Subject to Section 4.2(c), following the Distribution Date, unless otherwise directed by Ligand in writing, OmniAb shall, and shall cause the members of the OmniAb Group to, as soon as reasonably practicable, but in no event later than six (6) months following the Distribution Date, cease to make any use of any Ligand Retained Names. In furtherance thereof, as soon as reasonably practicable but in no event later than six (6) months following the Distribution Date, OmniAb shall, and shall cause the members of the OmniAb Group, to remove, strike over, or otherwise obliterate all Ligand Retained Names from all assets and other materials owned by or in the possession of any member of the OmniAb Group, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, Software and other materials and systems.

(c)Notwithstanding anything to the contrary in this Section 4.2, no member of the OmniAb Group shall (i) be obligated to cease using or displaying any of the Ligand Retained Names on any (A) non-public-facing, non-customer facing and non-vendor facing documents or materials or (B) executed copies of any Contract, in each case of (A) and (B), in existence, used or disseminated as of the Distribution Date which bear any of the Ligand Retained Names, or (ii) be in breach of this Section 4.2 if, after the Distribution Date, it (x) uses any of the Ligand Retained Names in a nominative manner in textual sentences referencing the historical relationship between Ligand and the Ligand Group, on the one hand, and the OmniAb Group, on the other hand, which references are factually accurate and reasonably necessary to describe such historical relationship, (y) retains any copies of any books, records or other materials that, as of the Distribution Date, contain or display any of the Ligand Retained Names and such copies are used solely for internal or archival purposes (and not public display) or (z) uses any of the Ligand Retained Names to comply with applicable Laws or stock exchange regulations or for litigation, regulatory or corporate filings and documents filed by a member of the OmniAb Group or any of its Affiliates with any Governmental Entity.

(d)Ligand hereby grants to the OmniAb Group a non-exclusive, royalty-free, non-transferable, license to use and display the Ligand Retained Names for the periods set forth in this Section 4.2 as permitted by this Section 4.2 in connection with the transactions contemplated herein.

(e)Any and all use of the Ligand Retained Names by the OmniAb Group and the goodwill afforded thereby shall inure to the sole benefit of Ligand. Any use by the members of the OmniAb Group of any of the Ligand Retained Names as permitted in this Section 4.2 is subject to their use of the Ligand Retained Names in a form and manner, and with standards of quality, of that in effect for the Ligand Retained Names as of the Distribution Date. OmniAb and the other members of the OmniAb Group shall not use the Ligand Retained Names in a manner that reflects negatively on the Ligand Retained Names or on Ligand or any member of the Ligand Group. Upon expiration or termination of the rights granted to the OmniAb Group pursuant to this Section 4.2, OmniAb hereby assigns, and shall cause the other members of the OmniAb Group to assign, to Ligand their respective rights (if any) to any Trademarks forming a part of the Ligand Retained Names. Ligand shall have the right to terminate the foregoing license, effective immediately, if any member of the OmniAb Group fails to comply with the foregoing terms and conditions in this Section 4.2 in any material respect or otherwise fails to comply with any reasonable written direction of Ligand in relation to any member of the OmniAb Group’s use of the Ligand Retained Names, and, in each case, such member of the OmniAb Group has not cured such failure within thirty (30) days after such member of the OmniAb Group’s receipt of written notice from Ligand of such failure. OmniAb shall indemnify, defend and hold harmless Ligand and the members of the Ligand Group from and against any and all Indemnifiable Losses arising from or relating to the use by any member of the OmniAb Group of the Ligand Retained Names pursuant to this Section 4.2.

(f)Each of the Parties acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 4.2 would be inadequate and agrees and consents that without intending to limit any additional remedies that may be available, Ligand and the members of the Ligand Group shall be entitled to a temporary or permanent injunction, without proof of actual damage or inadequacy of legal remedy, and without posting any bond or other undertaking, in any Action which may be brought to enforce any of the provisions of this Section 4.2.

Section 4.3Ligand Limited License Grant. Solely to the extent that any Patents or Know-How owned by any member of the Ligand Group are used, practiced or otherwise exploited in the OmniAb Business immediately prior to the Distribution Time, Ligand hereby grants, on behalf of itself and each member of the Ligand Group, to each member of the OmniAb Group, a royalty-free, fully paid-up, perpetual, irrevocable, non-sublicensable (except to subcontractors), non-transferable (except in connection with the transfer of all or substantially all of (i) the assets of the OmniAb Business or (ii) the capital stock of OmniAb), worldwide, non-exclusive license in, to and under such Patents or Know-How to use, practice and otherwise exploit such Patents and Know-How solely in or for the conduct of the OmniAb Business as conducted on or prior to the Distribution Time (and natural evolutions thereof).

Section 4.4No Restriction on Competition. It is the explicit intent of each of the Parties that the provisions of this Agreement shall not include any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by the Parties. Accordingly, each of the Parties acknowledges and agrees that nothing set forth in this Agreement shall be construed to create any explicit or implied restriction or other limitation on (i) the ability of any party hereto to engage in any business or other activity which competes with the business of any other Party hereto or (ii) the ability of any party to engage in any specific line of business or engage in any business activity in any specific geographic area.

ARTICLE V

INDEMNIFICATION

Section 5.1Release of Pre-Distribution Claims.

(a)Except (i) as provided in Section 5.1(b), (ii) as may be otherwise expressly provided in this Agreement or in any Ancillary Agreement and (iii) for any matter for which any Party is entitled to indemnification pursuant to this Article V:

(i)Ligand, for itself and each member of the Ligand Group, its Affiliates as of the Distribution Time and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time were directors, officers, agents or employees of any member of the Ligand Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge OmniAb and the other members of the OmniAb Group, its Affiliates and all Persons who at any time prior to the Distribution Time were stockholders, directors, officers, agents or employees of any member of the OmniAb Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all Ligand Retained Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Distribution Time, including in connection with the Internal Reorganization, the Separation, the Distribution, the Merger and any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements

(such liabilities, the “Ligand Released Liabilities”) and in any event shall not, and shall cause its respective Subsidiaries not to, bring any Action against any member of the OmniAb Groups in respect of any Ligand Released Liabilities; provided, however, that nothing in this Section 5.1(a)(i) shall relieve any Person released in this Section 5.1(a)(i) who, after the Distribution Time, is a director, officer or employee of any member of the OmniAb Group and is no longer a director, officer or employee of any member of the Ligand Group from Liabilities arising out of, relating to or resulting from his or her service as a director, officer or employee of any member of the OmniAb Group after the Distribution Time. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit Ligand, any member of the Ligand Group, or their respective Affiliates from commencing any Actions against any OmniAb officer, director, agent or employee, or their respective heirs, executors, administrators, successors and assigns with regard to matters arising from, or relating to, (i) theft of Ligand Trade Secrets or (ii) intentional criminal acts by any such officers, directors, agents or employees.

(ii)OmniAb, for itself and each member of the OmniAb Group, its Affiliates as of the Distribution Time and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time were directors, officers, agents or employees of any member of the OmniAb Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge Ligand and the other members of the Ligand Group, its Affiliates and all Persons who at any time prior to the Distribution Time were stockholders, directors, officers, agents or employees of any member of the Ligand Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all OmniAb Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Distribution Time, including in connection with the Internal Reorganization, the Separation, the Distribution, the Merger and any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements (such liabilities, the “OmniAb Released Liabilities”) and in any event shall not, and shall cause its respective Subsidiaries not to, bring any Action against any member of the Ligand Group in respect of any OmniAb Released Liabilities; provided, however that for purposes of this Section 5.1(a)(ii), the members of the OmniAb Group shall also release and discharge any officers or other employees of any member of the Ligand Group, to the extent any such officers or employees served as a director or officer of any members of the OmniAb Group prior to the Distribution Time, from any and all Liability, obligation or responsibility for any and all past actions or failures to take action, in each case in their capacity as a director or officer of any such member of the OmniAb Group, prior to the Distribution Time, including actions or failures to take action that may be deemed to have been negligent or grossly negligent. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit OmniAb, any member of the OmniAb Group, or their respective Affiliates from commencing any Actions against any Ligand officer, director, agent or employee, or their respective heirs, executors, administrators, successors and assigns with regard to matters arising from, or relating to, (i) theft of OmniAb Trade Secrets or (ii) intentional criminal acts by any such officers, directors, agents or employees.

(iii)APAC, for itself and each of its Affiliates as of the Distribution Time and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time were directors, officers, agents or employees of APAC or any of its Affiliates (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge Ligand and the other members of the Ligand Group, its Affiliates and all Persons who at any time prior to the Distribution Time were stockholders, directors, officers, agents or employees of any member of the Ligand Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all OmniAb Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Distribution Time, including in connection with the Internal Reorganization, the Separation, the Distribution, the Merger and any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements (such liabilities, the “APAC Released Liabilities”) and in any event shall not, and shall cause its respective Subsidiaries not to, bring any Action against any member of the Ligand Group in respect of any APAC Released Liabilities; provided, however that for purposes of this Section 5.1(a)(iii), APAC and each of its Affiliates shall also release and discharge any officers or other employees of any member of the Ligand Group, to the extent any such officers or employees served as a director or officer of any members of the OmniAb Group prior to the Distribution Time, from any and all Liability, obligation or responsibility for any and all past actions or failures to take action, in each case in their capacity as a director or officer of any such member of the OmniAb Group, prior to the Distribution Time, including actions or failures to take action that may be deemed to have been negligent or grossly negligent. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit APAC or any of its Affiliates from commencing any Actions against any Ligand officer, director, agent or employee, or their respective heirs, executors, administrators, successors and assigns with regard to matters arising from, or relating to, (i) theft of OmniAb Trade Secrets or (ii) intentional criminal acts by any such officers, directors, agents or employees.

(b)Nothing contained in this Agreement, including Section 5.1(a) or Section 2.5, shall impair or otherwise affect any right of any Party or APAC and, as applicable, a member of such Party’s Group or any of its Affiliates, as well as their respective heirs, executors, administrators, successors and assigns, to enforce this Agreement, the Merger Agreement any Ancillary Agreement or any agreements, arrangements, commitments or understandings contemplated in this Agreement, the Merger Agreement or in any Ancillary Agreement to continue in effect after the Distribution Time. In addition, nothing contained in Section 5.1(a) shall release any person from:

(i)any Liability Assumed, Transferred or allocated to a Party or a member of such Party’s Group pursuant to or as contemplated by, or any other Liability of any member of such Group under, this Agreement or any Ancillary Agreement, including (A) with respect to Ligand, any Ligand Retained Liability and (B) with respect to OmniAb, any OmniAb Liability;

(ii)any Liability provided for in or resulting from any other Contract or arrangement that is entered into after the Distribution Time between any Party (and/or a member of such Party’s or Parties’ Group), on the one hand, and any other Party or Parties (and/or a member of such Party’s or Parties’ Group), on the other hand;

(iii)any Liability with respect to any Continuing Arrangements;

(iv)any Liability that the Parties may have with respect to indemnification pursuant to this Agreement or otherwise for Actions brought against the Parties by third Persons, which Liability shall be governed by the provisions of this Agreement and, in particular, this Article V and, if applicable, the appropriate provisions of the Ancillary Agreements;

(v)the obligations of Ligand, OmniAb, APAC or the other parties to the Merger Agreement to consummate the Merger and the other transactions expressly contemplated to occur at the Closing, subject to the terms and conditions of the Merger Agreement; and

(vi)any Liability the release of which would result in a release of any Person other than the Persons released in Section 5.1(a); provided that the Parties and APAC agree not to bring any Action or permit any other member of their respective Group or any of their Affiliates to bring any Action against a Person released in Section 5.1(a) with respect to such Liability.

In addition, nothing contained in Section 5.1(a) shall release: (i) Ligand from indemnifying any director, officer or employee of the OmniAb Group who was a director, officer or employee of Ligand or any of its Affiliates prior to the Distribution Time, as the case may be, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification pursuant to then-existing obligations; it being understood that if the underlying obligation giving rise to such Action is an OmniAb Liability, OmniAb shall indemnify Ligand for such Liability (including Ligand’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V; and (ii) OmniAb from indemnifying any director, officer or employee of the Ligand Group who was a director, officer or employee of OmniAb or any of its Affiliates prior to the Distribution Time, as the case may be, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification pursuant to then-existing obligations; it being understood that if the underlying obligation giving rise to such Action is a Ligand Retained Liability, Ligand shall indemnify OmniAb for such Liability (including OmniAb’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V.

(c)Each Party and APAC shall not, and shall not permit any member of its Group or any of their respective Affiliates to, make any claim for offset, or commence any Action, including any claim of contribution or any indemnification, against any other Party or APAC or any member of any other Party’s Group or their respective Affiliates, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a).

(d)If any Person associated with a Party or APAC (including any director, officer or employee of a Party or APAC) initiates any Action with respect to claims released by this Section 5.1, the Party or APAC with which such Person is associated shall be responsible for the fees and expenses of counsel of the other Party or APAC, as the case may be (and/or the members of such

Party’s Group or their Affiliates, as applicable) and such other Party or APAC, as the case may be, shall be indemnified for all Liabilities incurred in connection with such Action in accordance with the provisions set forth in this Article V.

Section 5.2Indemnification by Ligand. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement or of any Ancillary Agreement, following the Distribution Time, Ligand shall indemnify, defend and hold harmless the OmniAb Indemnitees from and against any and all Indemnifiable Losses of the OmniAb Indemnitees to the extent relating to, arising out of, by reason of or otherwise in connection with (a) the Ligand Retained Liabilities, including the failure of any member of the Ligand Group or any other Person to pay, perform or otherwise discharge any Ligand Retained Liability in accordance with its respective terms, whether arising prior to, at or after the Distribution Time, (b) any Ligand Retained Asset or Ligand Retained Business, whether arising prior to, at or after the Distribution Time, or (c) any breach by Ligand of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder.

Section 5.3Indemnification by OmniAb and APAC. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement or of any Ancillary Agreement, following the Distribution Time, OmniAb shall and shall cause the other members of the OmniAb Group to indemnify, defend and hold harmless the Ligand Indemnitees from and against any and all Indemnifiable Losses of the Ligand Indemnitees to the extent relating to, arising out of, by reason of or otherwise in connection with (a) the OmniAb Liabilities, including the failure of any member of the OmniAb Group or any other Person to pay, perform or otherwise discharge any OmniAb Liability in accordance with its respective terms, whether prior to, at or after the Distribution Time, (b) any OmniAb Asset or OmniAb Business, whether arising prior to, at or after the Distribution Time, or (c) any breach by OmniAb of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder. From and following the Closing, APAC shall and shall cause its Subsidiaries to indemnify, defend and hold harmless the Ligand Indemnitees from and against any and all Indemnifiable Losses of the Ligand Indemnitees pursuant to this Article V to the extent not paid by a member of the OmniAb Group.

Section 5.4Procedures for Indemnification.

(a)Direct Claims. Other than with respect to Third Party Claims, which shall be governed by Section 5.4(b), each Ligand Indemnitee and OmniAb Indemnitee (each, an “Indemnitee”) shall notify in writing, with respect to any matter that such Indemnitee has determined has given or could give rise to a right of indemnification under this Agreement or any Ancillary Agreement, the Party which is or may be required pursuant to this Article V or pursuant to any Ancillary Agreement to make such indemnification (the “Indemnifying Party”), within forty-five (45) days of such determination, stating in such written notice the amount of the Indemnifiable Loss claimed, if known, and, to the extent practicable, method of computation thereof, and referring to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises; provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. The Indemnifying Party will have a period of forty-five (45) days after receipt of a notice under this Section 5.4(a) within which to respond thereto. If the Indemnifying Party fails to respond within such period, the Liability specified in such notice from the Indemnitee shall be conclusively determined to be a Liability of the Indemnifying Party hereunder. If such Indemnifying Party responds within such period and rejects such claim in whole or in part, the disputed matter shall be resolved in accordance with Article VII.

(b)Third Party Claims. If a claim or demand is made against an Indemnitee by any Person who is not a member of the Ligand Group or the OmniAb Group or APAC or their respective Affiliates (a “Third Party Claim”) as to which such Indemnitee is or may be entitled to indemnification pursuant to this Agreement or any Ancillary Agreement, such Indemnitee shall notify the Indemnifying Party in writing (which notice obligation may be satisfied by providing copies of all notices and documents received by the Indemnitee relating to the Third Party Claim), and in reasonable detail, of the Third Party Claim promptly (and in any event within the earlier of (x) forty-five (45) days or (y) two (2) Business Days prior to the final date of the applicable response period under such Third Party Claim) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this or the preceding sentence shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. Thereafter, the Indemnitee shall deliver to the Indemnifying Party, promptly (and in any event within ten (10) Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim. For all purposes of this Section 5.4(b), each Party shall be deemed to have notice of the matters set forth on Schedule 1.1(97)(vii).

(c)Other than in the case of (i) Taxes addressed in the Tax Matters Agreement or Employee Matters Agreement, which shall be addressed as set forth therein or (ii) indemnification by a beneficiary Party of a guarantor Party pursuant to Section 2.10(c) (the defense of which shall be controlled by the beneficiary Party), the Indemnifying Party shall be entitled, if it so chooses, to assume the defense thereof, and if it does not assume the defense of such Third Party Claim, to participate in the defense of any Third Party Claim in accordance with the terms of Section 5.5 at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel, that is reasonably acceptable to the Indemnitee, within thirty (30) days of the receipt of an indemnification notice from such Indemnitee; provided, however, that the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim to the extent such Third Party Claim (x) is an Action by a Governmental Entity, (y) involves an allegation of a criminal violation or (z) seeks injunctive relief against the Indemnitee. In connection with the Indemnifying Party’s defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and, in any event, shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent Information, materials and information in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as are reasonably required by the Indemnifying Party; provided, however, that in the event of a conflict of interest between the Indemnifying Party and the applicable Indemnitee(s), or in the event that any Third Party Claim seeks equitable relief which would restrict or limit the future conduct of the Indemnitee’s business or operations, such Indemnitee(s) shall be entitled to retain, at the Indemnifying Party’s expense, separate counsel as required by the applicable rules of professional conduct with respect to such matter; provided further, that if the Indemnifying Party has assumed the defense of the Third Party Claim but has specified, and continues to assert, any reservations or exceptions to such defense or to its liability therefor, then, in any such case, the reasonable fees and expenses of one separate counsel for all Indemnitees shall be borne by the Indemnifying Party. The Indemnifying Party shall have the right to compromise or settle a Third Party Claim the defense of which it shall have assumed pursuant to this Section 5.4(c) and any such settlement or compromise made or caused to be made of a Third Party Claim in accordance with this Article V shall be binding on the Indemnitee, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise. Notwithstanding the foregoing sentence, the Indemnifying Party shall not settle any such Third Party Claim without the written consent of the Indemnitee unless such settlement (A) completely and unconditionally releases the Indemnitee in connection with such matter, (B) provides relief consisting solely of money damages borne by the Indemnifying Party and (C) does not involve any admission by the Indemnitee of any wrongdoing or violation of Law.

(d)If an Indemnifying Party fails for any reason to assume responsibility for defending a Third Party Claim within the period specified in this Section 5.4, such Indemnitee may defend such Third Party Claim at the cost and expense of the Indemnifying Party. If an Indemnifying Party has failed to assume the defense of the Third Party Claim within the time period specified in clause (c) above, it shall not be a defense to any obligation to pay any amount in respect of such Third Party Claim that the Indemnifying Party was not consulted in the defense thereof, that such Indemnifying Party’s views or opinions as to the conduct of such defense were not accepted or adopted, that such Indemnifying Party does not approve of the quality or manner of the defense thereof or that such Third Party Claim was incurred by reason of a settlement rather than by a judgment or other determination of liability.

(e)Except as otherwise set forth in Section 6.6 and Section 7.3, or to the extent set forth in any Ancillary Agreement, absent fraud or willful misconduct by an Indemnifying Party, the indemnification provisions of this Article V shall be the sole and exclusive remedy of an Indemnitee for any monetary or compensatory damages or losses resulting from any breach of this Agreement or any Ancillary Agreement and each Indemnitee expressly waives and relinquishes any and all rights, claims or remedies such Person may have with respect to the foregoing other than under this Article V against any Indemnifying Party. For the avoidance of doubt, all disputes in respect of this Article V shall be resolved in accordance with Article VII.

(f)Notwithstanding the foregoing, to the extent any Ancillary Agreement provides procedures for indemnification that differ from the provisions set forth in this Section 5.4, the terms of the Ancillary Agreement will govern.

(g)The provisions of this Article V shall apply to Third Party Claims that are already pending or asserted as well as Third Party Claims brought or asserted after the date of this Agreement. There shall be no requirement under this Section 5.4 to give a notice with respect to any Third Party Claim that exists as of the Distribution Time. The Parties acknowledge that Liabilities for Actions (regardless of the parties to the Actions) may be partly Ligand Liabilities and partly OmniAb Liabilities. If the Parties cannot agree on the allocation of any such Liabilities for Actions, they shall resolve the matter pursuant to the procedures set forth in Article VII. Neither Party shall, nor shall either Party permit its Subsidiaries to, file Third Party claims or cross-claims against the other Party or its Subsidiaries in an Action in which a Third Party Claim is being resolved.

Section 5.5Cooperation in Defense and Settlement.

(a)With respect to any Third Party Claim that implicates both the OmniAb Group (or APAC and its Subsidiaries, as applicable) and the Ligand Group in any material respect due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement or any of the Ancillary Agreements, OmniAb (or APAC, as applicable) and Ligand agree to use commercially reasonable efforts to cooperate fully and maintain a joint defense (in a manner that, to the extent reasonably practicable, will preserve for all Parties any Privilege with respect thereto). The Party that is not responsible for managing the defense of any such Third Party Claim shall, upon reasonable request, be consulted with respect to significant matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims. Notwithstanding the foregoing, nothing in this Section 5.5(a) shall derogate from any Party’s rights to control the defense of any Action in accordance with Section 5.4.

(b)Notwithstanding anything to the contrary in this Agreement, with respect to any Action (i) by a Governmental Entity against OmniAb relating to matters involving anti-bribery, anti-corruption, anti-money laundering, export control and similar laws, where the facts and circumstances giving rise to the Action occurred prior to the Distribution Time and (ii) where the resolution of such Action by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that adversely impacts the conduct of the Ligand Retained Businesses, Ligand shall have, at Ligand’s expense, the reasonable opportunity to consult, advise and comment on preparation regarding any such Action, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by OmniAb to any third party involved in such Action (including any Governmental Entity), to the extent that Ligand’s participation does not affect the defense of any such Action or any privilege in an adverse manner; provided that to the extent that any such action requires the submission by OmniAb of any content relating to any current or former officer or director of Ligand, such content will only be submitted in a form approved by Ligand in its reasonable discretion.

(c)Notwithstanding anything to the contrary in this Agreement, with respect to any notices or reports to be submitted to, or reporting, disclosure, filing or other requirements to be made with, any Governmental Entity by OmniAb or its Subsidiaries (“Governmental Filing”) where the Governmental Filing requires disclosure of facts, information or data that relate, in whole or in part, to periods prior to the Distribution Time, Ligand shall have the reasonable opportunity to consult, advise and comment on the preparation and content of any such Governmental Filing in advance of its submission to a Governmental Entity, and OmniAb shall in good faith consider and take into account any comments so provided by Ligand with respect to such Governmental Filing.

(d)Each of Ligand and OmniAb agrees that at all times from and after the Distribution Time, if an Action is commenced by a third party naming two (2) or more Parties (or any member of such Parties’ respective Groups) as defendants and with respect to which one or more named Parties (or any member of such Party’s respective Group) is a nominal defendant and/or such Action is otherwise not a Liability allocated to such named Party under this Agreement or any Ancillary Agreement, then the other Party or Parties shall use commercially reasonable efforts at its own expense to cause such nominal defendant to be removed from such Action, as soon as reasonably practicable.

Section 5.6Indemnification Payments. Indemnification required by this Article V shall be made by periodic payments of the amount of Indemnifiable Losses in a timely fashion during the course of the investigation or defense, as and when bills are received or an Indemnifiable Loss incurred.

Section 5.7Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a)Any recovery by any Indemnitee for any Indemnifiable Loss subject to indemnification pursuant to this Article V shall be calculated (i) net of Insurance Proceeds actually received by such Indemnitee with respect to any Indemnifiable Loss (which such proceeds shall be reduced by the present value, based on that Party’s then cost of short-term borrowing, of future premium increases known at such time) and (ii) net of any proceeds actually received by the Indemnitee from any unaffiliated third party with respect to any such Liability corresponding to the Indemnifiable Loss (“Third Party Proceeds”). Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article V to any Indemnitee pursuant to this Article V shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee corresponding to the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party corresponding to any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b)Any Indemnity Payment shall be increased as necessary so that after making all payments corresponding to Taxes imposed on or attributable to such Indemnity Payment, the Indemnitee receives an amount equal to the sum it would have received had no such Taxes been imposed.

(c)The Parties hereby agree that an insurer or other third party that would otherwise be obligated to pay any amount shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of any provision contained in this Agreement or any Ancillary Agreement, and that no insurer or any other third party shall be entitled to a “windfall” (e.g., a benefit they would not otherwise be entitled to receive, or the reduction or elimination of an insurance coverage obligation that they would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement or any Ancillary Agreement. Each Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to collect or recover, or allow the Indemnifying Party to collect or recover, or cooperate with each other in collecting or recovering, any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification may be available under this Article V. Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Actions to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or receiving any Indemnity Payment otherwise owed to it under this Agreement or any Ancillary Agreement.

Section 5.8Contribution. If the indemnification provided for in this Article V is unavailable for any reason to an Indemnitee (other than failure to provide notice with respect to any Third Party Claims in accordance with Section 5.4(b)) in respect of any Indemnifiable Loss, then the Indemnifying Party shall, in accordance with this Section 5.8, contribute to the Indemnifiable Losses incurred, paid or payable by such Indemnitee as a result of such Indemnifiable Loss in such proportion as is appropriate to reflect the relative fault of OmniAb and each other member of the OmniAb Group, on the one hand, and Ligand and each other member of the Ligand Group, on the other hand, in connection with the circumstances which resulted in such Indemnifiable Loss. With respect to any Indemnifiable Losses arising out of or related to information contained in the Spin-off Disclosure Documents or other securities law filing, the relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact relates to information regarding the OmniAb Business supplied by a member of the OmniAb Group, on the one hand, or regarding the Ligand Retained Business supplied by a member of the Ligand Group, on the other hand.

Section 5.9Additional Matters; Survival of Indemnities.

(a)The indemnity agreements contained in this Article V shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; and (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to indemnification hereunder. The indemnity agreements contained in this Article V shall survive the Distribution.

(b)The rights and obligations of any member of the Ligand Group, any member of the OmniAb Group or APAC, in each case, under this Article V shall survive (i) the sale or other Transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any Liabilities and (ii) any merger, consolidation, business combination, restructuring, recapitalization, reorganization or similar transaction involving either Party or any of its Subsidiaries.

ARTICLE VI

PRESERVATION OF RECORDS; ACCESS TO INFORMATION;

CONFIDENTIALITY; PRIVILEGE

Section 6.1Preservation of Corporate Records. Except as otherwise required or agreed in writing, or as otherwise provided in any Ancillary Agreement, with regard to any Information referenced in Section 6.2, each Party shall use its commercially reasonable efforts, at such Party’s sole cost and expense, to retain, until the latest of, as applicable, (i) the date on which such Information is no longer required to be retained pursuant to the applicable record retention policy of Ligand or such other member of the Ligand Group, respectively, as in effect immediately prior to the Distribution Time, including, without limitation, pursuant to any “Litigation Hold” issued by Ligand or any of its Subsidiaries prior to the Distribution Time, (ii) the concluding date of any period as may be required by any applicable Law, (iii) the concluding date of any period during which such Information relates to a pending or threatened Action which is known to the members of the Ligand Group or the OmniAb Group, as applicable, in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire, and (iv) the concluding date of any period during which the destruction of such Information could interfere with a pending or threatened investigation by a Governmental Entity which is known to the members of the Ligand Group or the OmniAb Group, as applicable, in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire; provided that with respect to any pending or threatened Action arising after the Distribution Time, clause (iii) of this sentence applies only to the extent that whichever member of the Ligand Group or the OmniAb Group, as applicable, is in possession of such Information has been notified in writing pursuant to a “Litigation Hold” by the other Party of the relevant pending or threatened Action. The Parties agree that upon written request from the other that certain Information relating to the OmniAb Business, the Ligand Retained Businesses or the transactions contemplated hereby be retained in connection with an Action, the Parties shall use reasonable efforts to preserve and not to destroy or dispose of such Information without the consent of the requesting Party.

Section 6.2Access to Information. Other than in circumstances in which indemnification is sought pursuant to Article V (in which event the provisions of such Article V shall govern) or for matters related to provision of Tax records (in which event the provisions of the Tax Matters Agreement and Employee Matters Agreement shall govern) and subject to appropriate restrictions for Privileged Information or Confidential Information:

(a)After the Distribution Time, and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, OmniAb for specific and identified Information:

(i)that (x) relates to OmniAb or the OmniAb Business, as the case may be, prior to the Distribution Time or (y) is necessary for OmniAb to comply with the terms of, or otherwise perform under, any Ancillary Agreement to which Ligand and/or OmniAb are parties, Ligand shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if OmniAb has a reasonable need for such originals) in the possession or control of Ligand or any of its Affiliates or Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of OmniAb; provided that, to the extent any originals are delivered to OmniAb pursuant to this Agreement or the Ancillary Agreements, OmniAb shall, at its own expense, return them to Ligand within a reasonable time after the need to retain such originals has ceased; provided further that, such obligation to provide any requested Information shall terminate and be of no further force and effect on the date that is the first anniversary of the date of this Agreement; provided further that, in the event that Ligand, in its sole discretion, determines that any such access or the provision of any such Information (including information requested under Section 6.3) would violate any Law or Contract with a third party or could reasonably result in the waiver of any Privilege, Ligand shall not be obligated to provide such Information requested by OmniAb;

(ii)that (x) is required by OmniAb with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on OmniAb (including under applicable securities laws) by a Governmental Entity having jurisdiction over OmniAb, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Action or other similar requirements, as applicable, Ligand shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if OmniAb has a reasonable need for such originals) in the possession or control of Ligand or any of its Affiliates or Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of OmniAb; provided that, to the extent any originals are delivered to OmniAb pursuant to this Agreement or the Ancillary Agreements, OmniAb shall, at its own expense, return them to Ligand within a reasonable time after the need to retain such originals has ceased; provided further that, in the event that Ligand, in its sole discretion, determines that any such access or the provision of any such Information (including information requested under Section 6.3) would violate any Law or Contract with a third party or waive any Privilege, Ligand shall not be obligated to provide such Information requested by OmniAb; or

(b)After the Distribution Time, and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Ligand for specific and identified Information:

(i)that (x) relates to matters prior to the Distribution Time or (y) is necessary for Ligand to comply with the terms of, or otherwise perform under, any Ancillary Agreement to which Ligand and/or OmniAb are parties, OmniAb shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Ligand has a reasonable need for such originals) in the possession or control of OmniAb or any of its Affiliates or Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of Ligand; provided that, to the extent any originals are delivered to Ligand pursuant to this Agreement or the Ancillary Agreements, Ligand shall, at its own expense, return them to OmniAb within a reasonable time after the need to retain such originals has ceased; provided further that, in the event any such access or the provision of any such Information (including information requested under Section 6.3) would violate any Law or Contract with a third party or waive any Privilege, OmniAb shall not be obligated to provide such Information requested by Ligand.

(ii)that (x) is required by Ligand with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on Ligand (including under applicable securities laws) by a Governmental Entity having jurisdiction over Ligand, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Action or other similar requirements, as applicable, OmniAb shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Ligand has a reasonable need for such originals) in the possession or control of OmniAb or any of its Affiliates or Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of Ligand; provided that, to the extent any originals are delivered to Ligand pursuant to this Agreement or the Ancillary Agreements, Ligand shall, at its own expense, return them to OmniAb within a reasonable time after the need to retain such originals has ceased.

(c)Each of Ligand and OmniAb shall inform their respective officers, employees, agents, consultants, advisors, authorized accountants, counsel and other designated representatives who have or have access to the other Party’s Confidential Information or other information provided pursuant to this Article VI of their obligation to hold such information confidential in accordance with the provisions of this Agreement.

Section 6.3Auditors and Audits.

(a)Until the first OmniAb fiscal year end occurring after the Distribution Time and for a reasonable period of time afterwards as required for each Party to prepare consolidated financial statements or complete a financial statement audit for the fiscal year during which the Distribution Date occurs, each Party shall provide or provide access to the other Party on a timely basis, all information reasonably required to meet its schedule for the preparation, printing, filing, and public dissemination of its annual financial statements and for management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K promulgated by the Commission and, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the Commission’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder.

(b)In the event a Party restates any of its financial statements that include such Party’s audited or unaudited financial statements with respect to any balance sheet date or period of operation as of the end of and for the 2021 fiscal year and the five (5) year period ending December 31, 2021, such Party will deliver to the other Party a substantially final draft, as soon as the same is prepared, of any report to be filed by such first Party with the Commission that includes such restated audited or unaudited financial statements (the “Amended Financial Report”); provided, however, that such first Party may continue to revise its Amended Financial Report prior to its filing thereof with the Commission, which changes will be delivered to the other Party as soon as reasonably practicable; provided, further, however, that such first Party’s financial personnel will actively consult with the other Party’s financial personnel regarding any changes which such first Party may consider making to its Amended Financial Report and related disclosures prior to the anticipated filing of such report with the Commission, with particular focus on any changes which would have an effect upon the other Party’s financial statements or related disclosures. Each Party will reasonably cooperate with, and permit and make any necessary employees available to, the other Party, in connection with the other Party’s preparation of any Amended Financial Reports.

Section 6.4Witness Services. At all times from and after the Distribution Time, each of Ligand and OmniAb shall use its commercially reasonable efforts to make available to the other, upon reasonable written request, its and its Subsidiaries’ officers, directors, employees and agents (taking into account the business demands of such individuals) as witnesses to the extent that (i) such Persons may reasonably be required to testify in connection with the prosecution or defense of any Action in which the requesting

Party may from time to time be involved (except for claims, demands or Actions in which one or more members of one Group is adverse to one or more members of the other Group) and (ii) there is no conflict in the Action between the requesting Party and the other Party. A Party providing a witness to the other Party under this Section 6.4 shall be entitled to receive from the recipient of such witness services, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be reasonably incurred and properly paid under applicable Law.

Section 6.5Reimbursement; Other Matters. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party providing Information or access to Information to the other Party under this Article VI shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably incurred in providing such Information or access to such Information.

Section 6.6Confidentiality.

(a)Notwithstanding any termination of this Agreement, and except as otherwise provided in the Ancillary Agreements, each of Ligand and OmniAb shall hold, and shall cause their respective Affiliates and their officers, employees, agents, consultants and advisors to hold, in strict confidence (and not to disclose or release or, except as otherwise permitted by this Agreement or any Ancillary Agreement, use, including for any ongoing or future commercial purpose, without the prior written consent of the Party to whom the Confidential Information relates (which may be withheld in such Party’s sole and absolute discretion, except where disclosure is required by applicable Law)), any and all Confidential Information concerning or belonging to the other Party or its Affiliates; provided that each Party may disclose, or may permit disclosure of, Confidential Information (i) to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Information for auditing and other non-commercial purposes and are informed of the obligation to hold such Information confidential and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any of its respective Subsidiaries is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule or is advised by outside counsel in connection with a proceeding brought by a Governmental Entity that it is advisable to do so, (iii) as required in connection with any legal or other proceeding by one Party against the other Party or in respect of claims by one Party against the other Party brought in a proceeding, (iv) as necessary in order to permit a Party to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (v) as necessary for a Party to enforce its rights or perform its obligations under this Agreement (including pursuant to Section 2.3) or an Ancillary Agreement, (vi) to Governmental Entities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a third party pursuant to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such affected Party a reasonable opportunity to seek an appropriate protective order or other remedy, which such Party will cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party which faces the disclosure requirement shall furnish only that portion of the Confidential Information that is required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded such Confidential Information.

(b)Each Party acknowledges that it and the other members of its Group may have in its or their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements with such third party while such Party and/or members of its Group were part of the Ligand Group. Each Party shall comply, and shall cause the other members of its Group to comply, and shall cause its and their respective officers, employees, agents, consultants and advisors (or potential buyers) to comply, with all terms and conditions of any such third-party agreements entered into prior to the Distribution Time, with respect to any confidential and proprietary Information of third parties to which it or any other member of its Group has had access.

(c)Notwithstanding anything to the contrary set forth herein, (i) the Parties shall be deemed to have satisfied their obligations hereunder with respect to Confidential Information if they exercise at least the same degree of care that applies to Ligand’s confidential and proprietary information pursuant to policies in effect as of the Distribution Time and (ii) confidentiality obligations provided for in any Contract between each Party or its Subsidiaries and their respective employees shall remain in full force and effect. Notwithstanding anything to the contrary set forth herein, Confidential Information of any Party in the possession of and used by any other Party as of the Distribution Time may continue to be used by such Party in possession of the Confidential Information in and only in the operation of the OmniAb Business (in the case of the OmniAb Group) or the Ligand Retained Business (in the case of the Ligand Group); provided that such Confidential Information may only be used by such Party and its officers, employees, agents, consultants and advisors in the specific manner and for the specific purposes for which it is used as of the date of this Agreement, and may only be shared with additional officers, employees, agents, consultants and advisors of such Party on a need-to-know basis exclusively with regard to such specified use; provided further that such Confidential Information may be used only so long as the Confidential Information is maintained in confidence and not disclosed in violation of Section 6.6(a).

(d)The Parties agree that irreparable damage may occur in the event that the provisions of this Section 6.6 were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to seek an injunction or injunctions to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(e)For the avoidance of doubt and notwithstanding any other provision of this Section 6.6, (i) the disclosure and sharing of Privileged Information shall be governed solely by Section 6.7, and (ii) Information that is subject to any confidentiality provision or other disclosure restriction in any Ancillary Agreement shall be governed by the terms of such Ancillary Agreement.

(f)For the avoidance of doubt and notwithstanding any other provision of this Section 6.6, following the Distribution Time, the confidentiality obligations under this Agreement shall continue to apply to any and all Confidential Information concerning or belonging to each Party or its Affiliates that is shared or disclosed with the other Party or its Affiliates, whether or not such Confidential Information is shared pursuant to this Agreement, any Ancillary Agreement or otherwise.

Section 6.7Privilege Matters.

(a)Pre-Distribution Services. The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution Time have been and will be rendered for the collective benefit of each of the members of the Ligand Group and the OmniAb Group, and that each of the members of the Ligand Group and the OmniAb Group should be deemed to be the client with respect to such pre-Distribution services for the purposes of asserting all privileges, immunities, or other protections from disclosure which may be asserted under applicable Law, including, but not limited to, the attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege, and protection under the work-product doctrine (“Privilege”). The Parties shall have a shared Privilege with respect to all Information subject to Privilege (“Privileged Information”) which relates to such pre-Distribution services. For the avoidance of doubt, Privileged Information within the scope of this Section 6.7 includes, but is not limited to, services rendered by legal counsel retained or employed by any Party (or any member of such Party’s respective Group), including outside counsel and in-house counsel.

(b)Post-Distribution Services. The Parties recognize that legal and other professional services will be provided following the Distribution Time to each of Ligand and OmniAb. The Parties further recognize that certain of such post-Distribution services will be rendered solely for the benefit of Ligand or OmniAb, as the case may be, while other such post-Distribution services may be rendered with respect to claims, proceedings, litigation, disputes, or other matters which involve both Ligand and OmniAb. With respect to such post-Distribution services and related Privileged Information, the Parties agree as follows:

(i)All Privileged Information relating to any claims, proceedings, litigation, disputes or other matters which involve both Ligand and OmniAb shall be subject to a shared Privilege among the Parties involved in the claims, proceedings, litigation, disputes, or other matters at issue; and

(ii)Except as otherwise provided in Section 6.7(c)(i), Privileged Information relating to post-Distribution services provided solely to one of Ligand or OmniAb shall not be deemed shared between the Parties, provided, that the foregoing shall not be construed or interpreted to restrict the right or authority of the Parties (x) to enter into any further agreement, not otherwise inconsistent with the terms of this Agreement, concerning the sharing of Privileged Information or (y) otherwise to share Privileged Information without waiving any Privilege which could be asserted under applicable Law.

(c)The Parties agree as follows regarding all Privileged Information with respect to which the Parties shall have a shared Privilege under Section 6.7(a) or (b):

(i)Subject to Section 6.7(c)(iii), neither Party may waive, allege or purport to waive, any Privilege which could be asserted under any applicable Law, and in which the other Party has a shared Privilege, without the written consent of the other Party, which shall not be unreasonably withheld or delayed;

(ii)If a dispute arises between or among the Parties or their respective Subsidiaries regarding whether a Privilege should be waived to protect or advance the interest of any Party, each Party agrees that it shall negotiate in good faith, and shall endeavor to minimize any prejudice to the rights of the other Party. Neither party shall unreasonably withhold consent to any request for waiver by the other Party, and each Party specifically agrees that it shall not withhold consent to waive for any purpose except to protect its own legitimate interests; and

(iii)In the event of any litigation or dispute between the Parties, or any members of their respective Groups, either such Party may waive a Privilege in which the other Party or member of such Group has a shared Privilege, without obtaining the consent of the other Party; provided that such waiver of a shared Privilege shall be effective only as to the use of Privileged Information with respect to the litigation or dispute between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to third parties.

(d)The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Ligand and OmniAb as set forth in Section 6.6 and this Section 6.7, to maintain the confidentiality of Privileged Information and to assert and maintain any applicable Privilege. The access to Information being granted pursuant to Section 5.5, Section 6.1, Section 6.2 and Section 6.3 , the agreement to provide witnesses and individuals pursuant to Section 5.5 and Section 6.4, the furnishing of notices and documents and other cooperative efforts contemplated by Section 5.5, and the transfer of Privileged Information between the Parties and their respective Subsidiaries pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

Section 6.8Ownership of Information. Any Information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article VI shall be deemed to remain the property of the providing Party. Unless expressly set forth herein, or unless expressly agreed in a subsequent and separate agreement, nothing contained in this Agreement shall be construed as granting a license or other rights to any Party with respect to any such Information, whether by implication, estoppel or otherwise.

Section 6.9Processing of Personal Information.

(a)Both Parties shall cooperate to ensure that their respective Processing of Personal Information hereunder does and will materially comply with all applicable Privacy Requirements and take all reasonable precautions to avoid acts that place the other Party in breach of its obligations under any applicable Privacy Requirements. Nothing in this Section 6.9 shall be deemed to prevent any Party from taking the steps it reasonably deems necessary to comply with any applicable Privacy Laws.

(b)To the extent required to do so by applicable Privacy Requirements as a result of or in connection with the transactions contemplated hereby, including the completion of the Internal Reorganization, the Parties agree to enter into such data processing agreements as required to comply with applicable Privacy Laws and shall act reasonably and in good faith in doing so.

(c)It is understood and agreed by the Parties that the transfer of Personal Information in connection with the Transfer of Assets will not violate any Privacy Requirements in any material respect.

Section 6.10Other Agreements. The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in any Ancillary Agreement.

ARTICLE VII

DISPUTE RESOLUTION

Section 7.1Negotiation. Except as otherwise provided in any Ancillary Agreement, in the event of a controversy, dispute or Action arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or the Ancillary Agreements or otherwise arising out of, or in any way related to, this Agreement or the Ancillary Agreements or the transactions contemplated hereby, including any Action based on contract, tort, statute or constitution (collectively, “Disputes”), where such Dispute is between the Parties or between Ligand and APAC, the general counsels or chief legal officers of the parties to the Dispute (or such other individuals designated by the respective general counsels or chief legal officers) and/or the executive officers designated by the parties to the Dispute shall negotiate for a reasonable period of time to settle such Dispute; provided, that such reasonable period shall not, unless otherwise agreed by the parties to such Dispute in writing, exceed sixty (60) days (the “Negotiation Period”) from the time of receipt by a party to such Dispute of written notice of such Dispute (“Dispute Notice”) and settlement of such Dispute pursuant to this Section 7.1 shall be confidential, and no written or oral statements or offers made by the parties to the Dispute during such settlement negotiations shall be admissible for any purpose in any subsequent proceedings.

Section 7.2Relief in Court. If the Dispute has not been resolved for any reason after the Negotiation Period, each party to such Dispute shall be entitled to seek relief in a court of competent jurisdiction pursuant to Section 9.16.

Section 7.3Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties shall continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article VII with respect to all matters not subject to such dispute resolution.

ARTICLE VIII

INSURANCE

Section 8.1Insurance Matters. The provisions of this Section 8.1 shall apply only to the extent not otherwise provided for in the Employee Matters Agreement.

(a)The Parties intend by this Agreement that, to the extent permitted under the terms of any applicable insurance policy, OmniAb, each other member of the OmniAb Group and each of their respective directors, officers and employees will be successors in interest and/or additional insureds and will have and be fully entitled to continue to exercise all rights that any of them may have as of the Distribution Time (with respect to events occurring or claimed to have occurred before the Distribution Time) as a Subsidiary, Affiliate, division, director, officer or employee of Ligand before the Distribution Time under any insurance policy, including any rights that OmniAb, any other member of the OmniAb Group or any of its or their respective directors, officers, or employees may have as an insured or additional named insured, Subsidiary, Affiliate, division, director, officer or employee to avail itself, himself or herself of any policy of insurance or any agreements related to the policies in effect before the Distribution Time, with respect to events occurring before the Distribution Time.

(b)After the Distribution Time, Ligand (and each other member of the Ligand Group) and OmniAb (and each other member of the OmniAb Group) shall not, without the consent of OmniAb or Ligand, respectively (such consent not to be unreasonably withheld, conditioned or delayed), provide any insurance carrier with a release or amend, modify or waive any rights under any insurance policy if such release, amendment, modification or waiver thereunder would materially adversely affect any rights of any member of the Group of the other Party with respect to insurance coverage otherwise afforded to such other Party for pre-Distribution claims; provided, however, that the foregoing shall not (i) preclude any member of any Group from presenting any claim or from exhausting any policy limit, (ii) require any member of any Group to pay any premium or other amount or to incur any Liability or (iii) require any member of any Group to renew, extend or continue any policy in force.

(c)The provisions of this Agreement are not intended to relieve any insurer of any Liability under any policy.

(d)No member of the Ligand Group or any Ligand Indemnitee will have any Liabilities whatsoever as a result of the insurance policies as in effect at any time before the Distribution Time, including as a result of (i) the level or scope of any insurance, (ii) the creditworthiness of any insurance carrier, (iii) the terms and conditions of any policy, or (iv) the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim.

(e)Except to the extent otherwise provided in Section 8.1(b), in no event will Ligand, any other member of the Ligand Group or any Ligand Indemnitee have any Liability or obligation whatsoever to any member of the OmniAb Group if any insurance policy is terminated or otherwise ceases to be in effect for any reason, is unavailable or inadequate to cover any Liability of any member of the OmniAb Group for any reason whatsoever or is not renewed or extended beyond the current expiration date of any such insurance policy.

(f)This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any members of the Ligand Group in respect of any insurance policy or any other contract or policy of insurance.

(g)Nothing in this Agreement will be deemed to restrict any member of the OmniAb Group from acquiring at its own expense any other insurance policy in respect of any Liabilities or covering any period. After the Distribution Time, OmniAb will acquire its own insurance policies covering the OmniAb Group and each of their respective directors, officers and employees.

(h)To the extent that any insurance policy provides for the reinstatement of policy limits, and both Ligand and OmniAb desire to reinstate such limits, the cost of reinstatement will be shared by Ligand and OmniAb as the Parties may agree. If either Party, in its sole discretion, determines that such reinstatement would not be beneficial, that Party shall not contribute to the cost of reinstatement and will not make any claim thereunder nor otherwise seek to benefit from the reinstated policy limits.

(i)For purposes of this Agreement, “Covered Matter” shall mean any matter, whether arising before or after the Distribution Time, with respect to which any OmniAb Indemnitee may seek to exercise any right under any insurance policy pursuant to this Section 8.1. If OmniAb receives notice or otherwise learns of any Covered Matter, OmniAb shall promptly give Ligand written notice thereof. Any such notice shall describe the Covered Matter in reasonable detail. With respect to each Covered Matter and any Joint Claim, OmniAb shall have sole responsibility for reporting the claim to the insurance carrier and will provide a copy of such report to OmniAb. If Ligand or another member of the Ligand Group fails to notify OmniAb within fifteen (15) days that it has submitted an insurance claim with respect to a Covered Matter or Joint Claim, OmniAb shall be permitted to submit (on behalf of the applicable OmniAb Indemnitee) such insurance claim.

(j)Each of OmniAb and Ligand will share such information as is reasonably necessary in order to permit the other Party to manage and conduct its insurance matters in an orderly fashion and provide the other Party with any assistance that is reasonably necessary or beneficial in connection with such Party’s insurance matters.

ARTICLE IX

MISCELLANEOUS

Section 9.1Entire Agreement; Construction. This Agreement, including the Exhibits and Schedules, and the Ancillary Agreements shall constitute the entire agreement among the Parties and APAC with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule hereto, the Schedule shall prevail. In the event and to the extent that there shall be a conflict between the provisions of (a) this Agreement and the provisions of any Ancillary Agreement or Continuing Arrangement, such Ancillary Agreement or Continuing Arrangement shall control (except with respect to any Conveyancing and Assumption Instruments, in which case this Agreement shall control) and (b) this Agreement and any agreement which is not an Ancillary Agreement, this Agreement shall control unless specifically stated otherwise in such agreement. For the avoidance of doubt, the Conveyancing and Assumption Instruments are intended to be ministerial in nature and only to effect the transactions contemplated by this Agreement with respect to the applicable local jurisdiction and shall not expand or modify the rights and obligations of the Parties, APAC or their respective Affiliates under this Agreement or any of the Ancillary Agreements that are not Conveyancing and Assumption Instruments. Except as expressly set forth in this Agreement or any Ancillary Agreement: (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by the Tax Matters Agreement; and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement or any Ancillary Agreement (other than the Tax Matters Agreement), on the one hand, and the Tax Matters Agreement, on the other hand, with respect to such matters, the terms and conditions of the Tax Matters Agreement shall govern, except as otherwise provided in the Tax Matters Agreement.

Section 9.2Ancillary Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

Section 9.3Counterparts. This Agreement may be executed in more than one counterpart, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and APAC and delivered to each of the Parties and APAC.

Section 9.4Survival of Agreements. Except as otherwise contemplated by this Agreement or any Ancillary Agreement, all covenants and agreements of the Parties and APAC contained in this Agreement and each Ancillary Agreement shall survive the Distribution Time and remain in full force and effect in accordance with their applicable terms.

Section 9.5Expenses. Except as otherwise specified in this Agreement or the Ancillary Agreements, or as otherwise agreed in writing among Ligand, OmniAb and APAC, Ligand and OmniAb shall each be responsible for its own fees, costs and expenses paid or incurred in connection with this Agreement, any Ancillary Agreement and the Form 10 and the consummation of the Internal Reorganization, the Contribution, the Distribution and the Merger (the “Transaction-related Expenses”). OmniAb shall reimburse Ligand for all documented, out-of-pocket Transaction-related Expenses of OmniAb that have been paid by Ligand through and including the Distribution Date (the “Reimbursable Transaction-related Expenses”) by Ligand’s deducting such amount from the cash portion of the Contribution to be made by it in connection with the Separation. On or prior to the date that is three (3) Business Days prior to the Distribution Date, Ligand shall furnish to APAC a schedule of the Reimbursable Transaction-related Expenses, together with supporting documentation.

Section 9.6Notices. All notices, requests, claims, demands and other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under each of the Ancillary Agreements shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by registered or certified mail (return receipt requested), or by email (provided confirmation of transmission is electronically generated and kept on file by the sending party and so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), to the respective Parties or APAC at the following addresses (or at such other address for a Party or APAC as shall be specified in a notice given in accordance with this Section 9.6):

To Ligand:

Ligand Pharmaceuticals Incorporated
3911 Sorrento Valley Blvd., Suite 110
San Diego, CA 92121
Attn: Chief Financial Officer

Email: tespinoza@ligand.com

With a copy (which shall not constitute notice) to:

Latham & Watkins, LLP

12670 High Bluff Dr.

San Diego, California 92130

Attn:Matthew Bush

Scott Shean

Email:matt.bush@lw.com

scott.shean@lw.com

To OmniAb:

OmniAb, Inc.
5980 Horton Street, Suite 405
Emeryville, CA 94608
Attn: Chief Legal Officer

Email: cberkman@omniab.com

With a copy (which shall not constitute notice) to:

Latham & Watkins, LLP

12670 High Bluff Dr.

San Diego, California 92130

Attn:Matthew Bush

Scott Shean

Email:matt.bush@lw.com

scott.shean@lw.com

To APAC:

Avista Public Acquisition Corp. II

65 East 55th Street, 18th Floor
New York, New York 10022

Attn: Benjamin Silbert, General Counsel

Email: Silbert@avistacap.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Attn:Jaclyn L. Cohen, Esq.

Raymond O. Gietz, Esq.

Email:jackie.cohen@weil.com

raymond.gietz@weil.com

Section 9.7Consents. Any consent required or permitted to be given by any Party or APAC to the other Party or APAC under this Agreement shall be in writing and signed by the Party or APAC, as the case may be, giving such consent and shall be effective only against such Party (and its Group) or APAC (and its Affiliates), as the case may be.

Section 9.8Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any Party or APAC without the prior written consent of the other Party and APAC, and any attempt to assign any rights or obligations arising under this Agreement without such consents shall be void. Notwithstanding the foregoing, and subject to any restrictions on assignment pursuant to Article IV of the Tax Matters Agreement, this Agreement shall be assignable to a bona fide third party in connection with a merger, reorganization, consolidation or the sale of all or substantially all the assets of a party hereto so long as the resulting, surviving or transferee entity assumes all the obligations of the relevant party hereto by operation of law or pursuant to an agreement in form and substance reasonably satisfactory to the other parties to this Agreement; provided, however, that no assignment permitted by this Section 9.8 shall release the assigning Party or APAC, as the case may be, from liability for the full performance of its obligations under this Agreement.

Section 9.9Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties, APAC and their respective successors and permitted assigns.

Section 9.10Termination and Amendment. This Agreement may not be terminated, modified or amended except by an agreement in writing signed by each of Ligand, OmniAb and APAC; provided, however, that this Agreement shall terminate immediately upon termination of the Merger Agreement if the Merger Agreement is terminated in accordance with its terms prior to the Distribution.

Section 9.11Payment Terms.

(a)Except as set forth in Article V or as otherwise expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount to be paid or reimbursed by a Party or APAC (and/or a member of such Party’s Group or its Affiliates), on the one hand, to the other Party or APAC (and/or a member of such Party’s Group or its Affiliate), on the other hand, under this Agreement shall be paid or reimbursed hereunder within forty-five (45) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b)Except as set forth in Article V or as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within forty-five (45) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to the Prime Rate, from time to time in effect, calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.

(c)Without the consent of the Party or APAC, as the case may be, receiving any payment under this Agreement specifying otherwise, all payments to be made by either Party or APAC under this Agreement shall be made in US Dollars. Except as expressly provided herein, any amount which is not expressed in US Dollars shall be converted into US Dollars by using the exchange rate published on Bloomberg at 5:00 pm Eastern Standard time (EST) on the day before the relevant date or in the Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder or under any Ancillary Agreement may be denominated in a currency other than US Dollars, the amount of such payment shall be converted into US Dollars on the date in which notice of the claim is given to the Indemnifying Party.

Section 9.12Subsidiaries. Each of the Parties and APAC shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or APAC, as the case may be, or by any entity that becomes a Subsidiary of such Party or APAC, as the case may be, at and after the Distribution Time, to the extent such Subsidiary remains a Subsidiary of the applicable Party or APAC, as the case may be.

Section 9.13Third Party Beneficiaries. Except (i) as provided in Article V relating to Indemnitees and for the release under Section 5.1 of any Person provided therein and (ii) as specifically provided in any Ancillary Agreement, this Agreement is solely for the benefit of the Parties and APAC and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of Action or other right in excess of those existing without reference to this Agreement. For the avoidance of doubt, no stockholder of Ligand, OmniAb or APAC shall be third-party beneficiaries for any purpose prior to the Distribution, and no stockholder (or Party or APAC on behalf of their respective stockholders) shall be entitled to bring any claim for damages prior to the Distribution based on a decrease in share value or lost premiums.

Section 9.14Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 9.15Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any liability or obligation of any member of the Ligand Group or the OmniAb Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Ligand Group or the OmniAb Group or any of their respective Affiliates. The inclusion of any item or liability or category of item or liability on any Exhibit or Schedule is made solely for purposes of allocating potential liabilities among the Parties and shall not be deemed as or construed to be an admission that any such liability exists.

Section 9.16Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

(b)Each of the Parties and APAC agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties and APAC irrevocably: (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 9.17; (ii) waives any objections which such Party or APAC, as the case may be, may now or hereafter have to the laying of venue of any such Action contemplated by this Section 9.16(b) and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 9.16(b) in any court other than the Chosen Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 9.6 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such Party or APAC in the Action, and otherwise constitutes effective and binding service in every respect. Each of the Parties and APAC agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each Party and APAC further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

(c)EACH OF LIGAND, OMNIAB AND APAC HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY INSTRUMENT OR DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENT, INSTRUMENTS OR DOCUMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS, INSTRUMENTS OR DOCUMENTS. NEITHER LIGAND, OMNIAB NOR APAC SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR DOCUMENTS. NEITHER LIGAND, OMNIAB NOR APAC WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH OF LIGAND, OMNIAB AND APAC CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, INSTRUMENT OR DOCUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 9.16(c). NONE OF LIGAND, OMNIAB OR APAC HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OF THE OTHERS THAT THE PROVISIONS OF THIS SECTION 9.16(c) WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 9.17Specific Performance. From and after the Distribution Time, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the Parties and APAC agree that APAC and the Party or Parties to this Agreement or such Ancillary Agreement who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its or their rights under this Agreement or such Ancillary Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties and APAC agree that, from and after the Distribution Time, the remedies at law for any breach or threatened breach of this Agreement or any Ancillary Agreement, including monetary damages, are inadequate compensation for any Indemnifiable Loss, that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 9.18Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties and APAC shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.19Interpretation. The Parties and APAC have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party or APAC, as the case may be, drafting or causing any instrument to be drafted.

Section 9.20No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party or APAC a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of one or more of the following Sections: Section 5.2; Section 5.3; and Section 5.4).

Section 9.21Tax Treatment of Payments. Unless otherwise required by a Final Determination, this Agreement or the Tax Matters Agreement or otherwise agreed to among the Parties and APAC, for U.S. federal Tax purposes, any payment made pursuant to this Agreement (other than any payment of interest pursuant to Section 9.11) by: (i) OmniAb to Ligand shall be treated for all Tax purposes as a distribution by OmniAb to Ligand with respect to stock of OmniAb occurring on or immediately before the Distribution Time; or (ii) Ligand to OmniAb shall be treated for all Tax purposes as a tax-free contribution by Ligand to OmniAb with respect to its stock occurring on or immediately before the Distribution Time; and in each case, no Party or APAC shall take any position inconsistent with such treatment. In the event that a Taxing Authority asserts that a Party’s treatment of a payment pursuant to this Agreement should be other than as set forth in the preceding sentence, such Party shall use its commercially reasonable efforts to contest such challenge.

Section 9.22No Waiver. No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder or under the other Ancillary Agreements shall operate as a waiver hereof or thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.23No Admission of Liability. The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Ligand and OmniAb and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any third party, including with respect to the Liabilities of any non-wholly owned Subsidiary of Ligand or OmniAb.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Ligand, OmniAb and APAC have caused this Agreement to be duly executed as of the day and year first above written.

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ Matthew Korenberg
	Name:	Matthew Korenberg
	Title:	Executive Vice President, Finance and Chief Financial Officer

OMNIAB, INC.

By:	/s/ Matthew W. Foehr
	Name:	Matthew W. Foehr
	Title:	President and Chief Executive Officer

AVISTA PUBLIC ACQUISITION CORP. II

By:	/s/ Benjamin Silbert
	Name:	Benjamin Silbert
	Title:	General Counsel

Annex C

Execution Version

March 23, 2022

Avista Public Acquisition Corp. II
65 East 55th Street, 18th Floor
New York, NY 10022

Re: Letter Agreement

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger, dated as of March 23, 2022 (the “Merger Agreement”), by and among Ligand Pharmaceuticals Incorporated (“Ligand”), a Delaware corporation, OmniAb, Inc., a Delaware corporation (“SpinCo”, and together with Ligand, the “Companies”), Avista Public Acquisition Corp. II, a Cayman Islands exempted company (“Parent”), and Orwell Merger Sub Inc., a Delaware corporation. This letter agreement (this “Letter Agreement”) is being entered into and delivered by Parent, Avista Acquisition LP II (the “Sponsor”), SpinCo and each of the undersigned, each of whom is a member of Parent’s management team and/or Parent’s Board of Directors (the “Board”) (each, an “Insider”), in connection with the transactions contemplated by the Merger Agreement (the “Merger”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

In order to induce the Companies to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor and each Insider hereby agrees with Parent as follows:

1.Definitions. As used herein, (i) ”Earnout Period” shall mean the period from the Closing Date to and including the fifth (5th) anniversary of the Closing Date; (ii) ”Founder Shares” shall mean the 5,750,000 shares of Domesticated Parent Common Stock into which the 5,750,000 Class B ordinary shares of Parent are to be converted in the Domestication, equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to such Founder Shares; (iii) ”Post-Transaction VWAP” shall mean the daily volume-weighted average share price for any 20 Trading Days over any consecutive 30-day period; (iv) ”Trading Day” shall mean any day on which Domesticated Parent Common Stock are actually traded on the principal securities exchange or securities market on which shares of Domesticated Parent Common Stock are then traded; and (v) ”Triggering Event” shall mean, (a) with respect to fifty percent (50%) of the Earnout Founder Shares (as hereinafter defined), the first date during the Earnout Period on which the Post-Transaction VWAP is $12.50 per share or higher, and (b) with respect any Earnout Founder Shares for which a Triggering Event has not occurred with respect to clause (a), the first date during the Earnout Period on which the Post-Transaction VWAP is $15.00 per share or higher; provided, that in the event of a Change of Control during the Earnout Period pursuant to which Parent or any of its stockholders have the right to receive, directly or indirectly, cash, securities or other property attributing a value of at least $12.50 (with respect to fifty percent (50%) of the Earnout Founder Shares) or $15.00 (with respect to all Earnout Founder Shares) per share of Domesticated Parent Common Stock, as agreed in good faith by the Sponsor and the Board), then a Triggering Event shall be deemed to have occurred immediately prior to such Change of Control.

2.Representations and Warranties. Each Insider hereby severally represents and warrants to Parent that as of the date hereof such Insider holds the number of issued and outstanding Founder Shares set forth next to such Insider’s name on the signature pages hereto.

3.Business Combination Vote. The Sponsor and each Insider agrees that if Parent seeks shareholder approval of the Merger, then in connection with the Merger, the Sponsor or such Insider shall vote all of the (a) Parent Class A Common Stock and Founder Shares, in each case owned by such Person (beneficially or of record) as of the date hereof and (b) any additional Parent Class A Common Stock or Founder Shares (or any securities convertible into or exercisable or exchangeable for Parent Class A Common Stock or Founder Shares) of which the Sponsor or such Insider acquires record or beneficial ownership on or after the date hereof (including by purchase, as a result of stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions) (clauses (a) and (b), the “Covered Shares”) held by the Sponsor or such Insider in favor of the Merger (including the Transaction Proposals and any other proposals recommended by the Board in connection with the Merger) and not elect to redeem any Covered Shares held by the Sponsor and each Insider in connection with such shareholder approval or the Merger (including, without limitation, the Transactions).

4.Founder Shares Earnout.

(a)Upon and subject to the Closing, a number of Founder Shares beneficially owned by Sponsor as of the date hereof equal to (i) 1,916,667 minus (ii) (A) 718,750 multiplied by (B) a number, the numerator of which is the number of shares of Domesticated Parent Common Stock actually purchased pursuant to the Redemption Backstop in connection with the Closing and the denominator of which is 10,000,000 (the “Earnout Founder Shares”), all or fifty percent (50%) of which shall be automatically forfeited for no consideration if an applicable Triggering Event has not occurred with respect to such Earnout Founder Shares during the Earnout Period, with such Earnout Founder Shares vesting (and therefore no longer subject to forfeiture), if at all, in accordance with the terms of this Letter Agreement.

(b)The holders of the Earnout Founder Shares shall not (i) sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, (ii) enter into, establish or increase a put or equivalent position or liquidation with respect to, or increase a call equivalent position with respect to, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, whether any such transaction is to be settled by delivery of securities, in cash or otherwise, or (iv) announce the intent to take any of the actions set forth in clauses (i)-(iii) with respect to, any Earnout Founder Shares until the date on which a Triggering Event has occurred; provided, that the Sponsor may distribute the Earnout Founder Shares held by it to its members in accordance with its Governing Documents and the A&R Registration Rights Agreement, in each case, provided that the recipient of such distribution enters into a joinder to this Letter Agreement substantially in the form attached hereto as Exhibit A.

(c)Any certificates or book entries representing the Earnout Founder Shares shall bear a legend referencing that they are subject to forfeiture pursuant to the provisions of this Letter Agreement, and any transfer agent for the shares of Domesticated Parent Common Stock will be given appropriate stop transfer orders that will be applicable until the Earnout Founder Shares are vested; provided, however, that upon the vesting of any Earnout Founder Shares in accordance with the terms herein, Parent shall immediately cause the removal of such legend and direct such transfer agent that such stop transfer orders are no longer applicable. Holders of the Earnout Founder Shares shall be entitled to vote such Earnout Founder Shares and receive dividends and other distributions in respect thereof prior to the vesting of such Earnout Founder Shares in accordance with the terms herein; provided, that any such dividends and other distributions in respect of the Earnout Founder Shares that are subject to vesting pursuant to the terms herein shall be set aside by Parent and shall only be paid to the holder of such Earnout Founder Shares upon the vesting thereof.

(d)The Earnout Founder Shares shall immediately become fully vested and no longer subject to forfeiture upon the occurrence of the applicable Triggering Event during the Earnout Period.

(e)If Parent at any time combines or subdivides the Domesticated Parent Common Stock (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of the applicable Governing Documents, scheme, arrangement or otherwise or extraordinary dividend resulting from an asset sale or leveraged recapitalization), the number of Earnout Founder Shares and the share prices set forth in the definition of “Triggering Events” shall be equitably adjusted by Parent in good faith to take into account such stock split, stock dividend, recapitalization, reorganization, merger, amendment of the applicable Governing Documents, scheme, arrangement or extraordinary dividend or other applicable transaction.

5.Amendment to Original Letter Agreements; Effects of Termination.

(a)The first sentence of paragraph 4(b) of each of the Letter Agreements (collectively, as amended and restated pursuant to this paragraph 5(a), the “Existing Letter Agreements”), dated August 9, 2021, entered into between Parent, on the one hand, and each of the Sponsor and each Insider, on the other hand, is hereby amended and restated in its entirety as follows:

“The Insider acknowledges that the Insider has no right, title, interest or claim of any kind in or to any monies held in the Trust Account as a result of any liquidation of the Company with respect to the Founder Shares held by the Insider, if any.”

(b)The last sentence of paragraph 12(a) of each of the Existing Letter Agreements, is hereby amended and restated as follows:

“This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument (i) executed by all parties hereto and (ii) solely with respect to paragraph 5 and prior to the Closing or valid termination of the OmniAb Merger Agreement (as defined below), in accordance with its terms, with the consent of OmniAb. “OmniAb Merger Agreement” means that certain Agreement and Plan of Merger, dated as of March 23, 2022 (the “OmniAb Merger Agreement”), by and among Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), OmniAb, Inc., a Delaware corporation and wholly-owned subsidiary of Ligand, the Company, and Orwell Merger Sub Inc., a Delaware corporation.”

(c)Except as expressly modified by paragraph 5(a), the terms, representations, warranties, covenants and other provisions of the Existing Letter Agreements shall remain unchanged and are and shall continue to be in full force and effect in accordance with their respective terms.

(d)This Letter Agreement shall terminate on the earlier of (i) termination of the Merger Agreement or (ii) the vesting in full of all Earnout Founder Shares; provided, that terms and conditions set forth in this paragraph 5 shall survive any such termination.

6.Entire Agreement. This Letter Agreement and each of the Existing Letter Agreements constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersede all prior understandings, agreements or representations by or among the parties hereto and thereto, written or oral, to the extent they relate in any way to the subject matter hereof or thereof or the transactions contemplated hereby or thereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

7.Assignment. No party hereto may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Sponsor and each Insider and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

8.Counterparts. This Letter Agreement may be executed in any number of original or facsimile counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.Effect of Headings. The paragraph headings herein are for convenience only and are not part of this Letter Agreement and shall not affect the interpretation thereof.

10.Severability. This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

11.Governing Law. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the Court of Chancery of the State of Delaware, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive, and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

12.Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile or other electronic transmission to the address set forth for such person on the signature page hereto.

[Signature Page Follows]

Sincerely,

AVISTA ACQUISITION LP II

By:	/s/ Benjamin Silbert
	Name:	Benjamin Silbert
	Title:	Authorized Signatory
	email:	Silbert@avistacap.com
	Address:	65 East 55th Street
18th Floor
New York, NY 10022

/s/ Thompson Dean
Thompson Dean

Number of issued and outstanding Founder Shares: 0

/s/ David Burgstahler
David Burgstahler

Number of issued and outstanding Founder Shares: 0

/s/ Sriram Venkataraman
Sriram Venkataraman

Number of issued and outstanding Founder Shares: 0

/s/ Robert Girardi
Robert Girardi

Number of issued and outstanding Founder Shares: 0

/s/ Amanda Heravi
Amanda Heravi

Number of issued and outstanding Founder Shares: 0

/s/ John Cafasso
John Cafasso

Number of issued and outstanding Founder Shares: 0

/s/ Benjamin Silbert
Benjamin Silbert

Number of issued and outstanding Founder Shares: 0

/s/ William E. Klitgaard
William E. Klitgaard

Number of issued and outstanding Founder Shares: 35,000

/s/ Lâle White
Lâle White

Number of issued and outstanding Founder Shares: 35,000

/s/ Wendel Barr
Wendel Barr

Number of issued and outstanding Founder Shares: 35,000

Acknowledged and Agreed:

AVISTA PUBLIC ACQUISITION CORP. II

By:	/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: General Counsel email: Silbert@avistacap.com Address: 65 East 55th Street 18th Floor New York, NY 10022 Attn: Benjamin Silbert email: Silbert@avistacap.com

OMNIAB, INC.

By:	/s/ Benjamin Silbert
Name: Matthew W. Foehr
Title: President and Chief Executive Officer Address for Notices : 5980 Horton Street
Suite 405
Emeryville, CA 94608
Attn: Matt Foehr
Email: matt@omniab.com

Exhibit A

FORM OF JOINDER TO LETTER AGREEMENT

[    ], 20

Reference is made to the Letter Agreement, dated as of March 23, 2022, by and among Avista Public Acquisition Corp. II, a Cayman Islands exempted company (“Parent”), Avista Acquisition LP II (the “Sponsor”) and the other signatories thereto (the “Insiders”), each of whom is a member of Parent’s management team and/or the Board (the “Letter Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Letter Agreement.

Each of the Parent, Sponsor, the Insiders and each of the undersigned holder of Domesticated Parent Common Stock (each, a “New Stockholder Party”) agrees that this Joinder to the Letter Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.

Each undersigned New Stockholder Party hereby agrees to and does become party to the Letter Agreement and to be subject to the same rights, remedies or obligations as the Sponsor thereunder. This Joinder shall serve as a counterpart signature page to the Letter Agreement and by executing below each undersigned New Stockholder Party is deemed to have executed the Letter Agreement with the same force and effect as if originally named a party thereto.

This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

[Remainder of Page Intentionally Left Blank.]

Annex D

Execution Version

AMENDED AND RESTATED FORWARD PURCHASE AGREEMENT

This Amended and Restated Forward Purchase Agreement (this “Agreement”) is entered into as of March 23, 2022, by and among Avista Public Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), Avista Acquisition LP II, a Cayman Islands exempted limited partnership (the “Purchaser”), and OmniAb, Inc., a Delaware corporation (“SpinCo”), and amends and restates in its entirety that certain Forward Purchase Agreement (the “Original Agreement”), dated as of August 9, 2021, by and between the Company and the Purchaser. Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in that certain Merger Agreement, dated as of the date of this Agreement, by and among the Company, Orwell Merger Sub Inc., a Delaware corporation and wholly owned Subsidiary of the Company, Ligand Pharmaceuticals Incorporated, a Delaware corporation, and SpinCo (the “Merger Agreement”).

WHEREAS, the parties wish to amend and restate the Original Agreement as set forth in this Agreement, pursuant to which at the Closing under the Merger Agreement (the “Merger Closing”), the Company shall issue and sell, and the Purchaser shall purchase, on a private placement basis, 1,500,000 shares of Domesticated Parent Common Stock (the “Forward Purchase Shares”) and 1,666,667 Domesticated Parent Warrants (the “Forward Purchase Warrants” and together with the Forward Purchase Shares, the “Forward Purchase Securities”) on the terms and conditions set forth herein; and

WHEREAS, in connection with the entry into the Merger Agreement, an allocation of up to $100,000,000.00 of committed capital of the Purchaser has been made to subscribe for up to 10,000,000 shares of Domesticated Parent Common Stock and up to 1,666,667 Domesticated Parent Warrants to the extent that the number of shares of Domesticated Parent Common Stock that are redeemed in connection with the consummation of the Transactions would result in the Trust Amount being less than $100,000,000.00, on the terms and conditions set forth herein (the “Backstop Commitment”).

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.Backstop Subscription; Funding Notice.

(a)	Backstop Subscription.

To the extent that the Trust Amount is less than $100,000,000 immediately prior to the Effective Time, the Purchaser agrees to purchase (i) a number of shares of Domesticated Parent Common Stock equal to (A) (x) $100,000,000 minus (y) the Trust Amount (such amount, the “Backstop Subscription Amount”), divided by (B) $10.00, rounded down to the nearest whole number (the “Backstop Shares”) and (ii) a number of Domesticated Parent Warrants equal to (I) 1,666,667 multiplied by (II) a number, the numerator of which is the Backstop Subscription Amount and the denominator of which is $100,000,000 (the “Backstop Warrants” and, together with the Backstop Shares, the “Backstop Securities”).

(b)	Funding Notice.

On the date by which Avista Shareholder Redemptions are required to be made in accordance with the Company’s memorandum and articles of association, as they may be amended from time to time (the “Memorandum and Articles”) (which date is two (2) Business Days prior to the date of the Parent Shareholders Meeting), the Company shall deliver a written notice (the “Funding Notice”) to the Purchaser setting forth:

(i)the Parent Share Redemption Amount;

(ii)the Backstop Subscription Amount (as calculated in accordance with Section 1(a) of this Agreement);

(iii)the number of Backstop Shares;

(iv)the number of Backstop Warrants;

(v)the anticipated Closing Date; and

(vi)the Company’s wire instructions.

Notwithstanding the foregoing, for the avoidance of doubt, the “Backstop Subscription Amount” shall be finally calculated without including any shares of Domesticated Parent Common Stock subject to the Parent Shareholder Redemption that have been offered for redemption but subsequently and validly withdrawn by the applicable holder in accordance with the Company’s Memorandum and Articles and applicable Law.

2.Sale and Purchase.

(a)	Forward Purchase Securities; Backstop Securities.

(i)The Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, on a private placement basis, 1,500,000 Forward Purchase Shares and 1,666,667 Forward Purchase Warrants for an aggregate purchase price of $15,000,000 (the “FPS Purchase Price”).

(ii)Subject to the terms and conditions hereof, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, on a private placement basis, the Backstop Shares and the Backstop Warrants for an aggregate purchase price equal to the Backstop Subscription Amount.

(iii)Each Forward Purchase Warrant and Backstop Warrant will have the same terms as the Parent Private Placement Warrants, and will be subject to the terms and conditions of the Warrant Agreement. Each Forward Purchase Warrant and Backstop Warrant will entitle the holder thereof to purchase one share of Domesticated Parent Common Stock at a price of $11.50 per share, subject to adjustment as described in the Warrant Agreement. The Forward Purchase Warrants and Backstop Warrants will become exercisable thirty (30) days after the Merger Closing and will expire five (5) years after the Merger Closing or upon redemption or the liquidation of the Company, if earlier, as described in the Warrant Agreement.

(iv)The delivery of the Funding Notice hereunder shall serve as notice to the Purchaser that the Purchaser will be required to pay the FPS Purchase Price and the Backstop Subscription Amount, and acquire the Forward Purchase Securities and the Backstop Securities, at the FPS/BPS Closing (as defined below).

(v)The closing of the sale of the Forward Purchase Securities and the Backstop Securities (the “FPS/BPS Closing”) shall be held on the Closing Date and immediately prior to the Merger Closing. At the FPS/BPS Closing, the Company will issue to the Purchaser the Forward Purchase Securities and the Backstop Securities, if any, each registered in the name of the Purchaser, against (and concurrently with) the payment of the FPS Purchase Price and the Backstop Subscription Amount to the Company by wire transfer of immediately available funds to the account notified to the Purchaser by the Company in the Funding Notice.

(b)	Delivery of Securities.

(i)The Company shall register the Purchaser as the owner of the Forward Purchase Securities and the Backstop Securities purchased by the Purchaser hereunder (together, the “Securities”) on the Company’s share register and with the Company’s transfer agent by book entry on or promptly after (but in no event more than two (2) Business Days after) the date of the FPS/BPS Closing.

(ii)Each register and book entry for the Securities shall contain a notation, and each certificate (if any) evidencing the Securities shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS.”

(c)Legend Removal. If the Securities are eligible to be sold without restriction under, and without the Company being in compliance with the current public information requirements of, Rule 144 under the Securities Act, then at the Purchaser’s request, the Company will cause the Company’s transfer agent to remove the legend set forth in Section 2(b)(ii). In connection therewith, if required by the Company’s transfer agent, the Company will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to transfer such Securities without any such legend; provided, however, that the Company will not be required to deliver any such opinion, authorization or certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of the Securities in violation of applicable Law.

(d)Registration Rights. The Purchaser shall have registration rights with respect to the Securities as referenced in the Amended and Restated Registration Rights Agreement that will be entered into by and among the Company, the Purchaser, SpinCo and certain other parties thereto in connection with the consummation of the Transactions and the form of which is attached to the Merger Agreement as Exhibit E (the “Registration Rights Agreement”).

(e)Adjustments to Notional Amounts. In the event of any change to the capital structure of the Company, whether dilutive or otherwise, by way of a share dividend, share split, or any other similar transaction however described, the number of Forward Purchase Securities and Backstop Securities, and/or the FPS Purchase Price and Backstop Subscription Amount, as applicable, will be adjusted as necessary to account for such changes.

3.Representations and Warranties of the Purchaser. The Purchaser represents and warrants to each of the Company and SpinCo as follows, as of the date hereof:

(a)Organization and Power. The Purchaser is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b)Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other Laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (c) to the extent the indemnification provisions contained in the Registration Rights Agreement may be limited by applicable federal or state securities Laws.

(c)Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Purchaser in connection with the consummation of the transactions contemplated by this Agreement.

(d)Compliance with Other Instruments. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Purchaser, in each case (other than clause (i)), which would have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement.

(e)Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Securities to be acquired by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of Law. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Securities.

(f)Disclosure of Information. The Purchaser has had an opportunity to discuss the Company’s existing and planned or expected business, management, financial affairs and the terms and conditions of the purchase and sale of the Securities, as well as the terms of the Transactions, with the Company’s management.

(g)Restricted Securities. The Purchaser understands that the offer and sale of the Securities to the Purchaser has not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Securities are “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, the Purchaser must hold the Securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities, or any securities into which the Securities may be converted into or exercised for, for resale, except pursuant to the Registration Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy.

(h)High Degree of Risk. The Purchaser understands that its agreement to purchase the Securities involves a high degree of risk, which could cause the Purchaser to lose all or part of its investment.

(i)Accredited Investor. The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(j)No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the purchase and sale of the Securities.

(k)Non-Public Information. The Purchaser acknowledges its obligations under applicable securities Laws with respect to the treatment of material non-public information relating to the Company.

(l)Adequacy of Financing. The Purchaser will have at the FPS/BPS Closing available to it sufficient funds to satisfy its obligations under this Agreement.

(m)Affiliation of Certain FINRA Members. The Purchaser is neither a person associated nor affiliated with any underwriter of the IPO or, to its actual knowledge, any other member of the Financial Industry Regulatory Authority (“FINRA”) that participated in the IPO.

(n)No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, none of the Purchaser nor any person acting on behalf of the Purchaser nor any of the Purchaser’s affiliates (the “Purchaser Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Purchaser or the purchase and sale of the Securities, and the Purchaser Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Company in Section 4 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Company, any person on behalf of the Company or any of the Company’s affiliates (collectively, the “Company Parties”).

4.Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

(a)Incorporation and Corporate Power.

(i)Until the occurrence of the Domestication, the Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.

(ii)Upon the occurrence of the Domestication, the Company will be a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and will have all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.

(iii)The Company has no subsidiaries other than Merger Sub.

(b)Capitalization. The authorized share capital of the Company consists, as of the date hereof, of:

(i)500,000,000 shares of Parent Class A Common Stock, 23,000,000 of which are issued and outstanding. All of the issued and outstanding shares of Parent Class A Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws.

(ii)50,000,000 shares of Parent Class B Common Stock, 5,750,000 of which are issued and outstanding. All of the issued and outstanding shares of Parent Class B Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws.

(iii)5,000,000 shares of Parent Preferred Stock, none of which are issued and outstanding.

(c)Authorization. All corporate action required to be taken by the Company’s Board of Directors and shareholders in order to authorize the Company to enter into this Agreement, and to issue the Securities at the FPS/BPS Closing, and the securities issuable upon conversion or exercise of the Securities, has been taken or will be taken prior to the FPS/BPS Closing, as applicable. All action on the part of the shareholders, directors and officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the FPS/BPS Closing, and the issuance and delivery of the Securities and the securities issuable upon conversion or exercise of the Securities has been taken or will be taken prior to the FPS/BPS Closing. This Agreement, when executed and delivered by the Company, shall constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights Agreement may be limited by applicable federal or state securities Laws.

(d)Valid Issuance of Securities.

(i)The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and registered in the register of members of the Company, and the securities issuable upon conversion or exercise of the Securities, when issued in accordance with the terms of the Securities and this Agreement, and registered on the Company’s share register, will be validly issued, fully paid and nonassessable and free of all preemptive or similar rights, liens, encumbrances and charges with respect to the issue thereof and restrictions on transfer other than restrictions on transfer specified under this Agreement, applicable state and federal securities Laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in this Agreement and subject to the filings described in Section 4(e) below, the Securities and the securities issuable upon conversion of the Securities will be issued in compliance with all applicable federal and state securities Laws.

(ii)No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii – iv) or (d)(3), is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(e)Governmental Consents and Filings. Assuming the accuracy of the representations and warranties made by the Purchaser in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to Regulation D of the Securities Act, applicable state securities Laws and pursuant to the Registration Rights Agreement.

(f)Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of the Company’s Governing Documents, as they may be amended from time to time, (ii) of any instrument, judgment, order, writ or decree to which the Company is a party or by which it is bound, (iii) under any note, indenture or mortgage to which the Company is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which the Company is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

(g)Operations. As of the date hereof, the Company has not conducted any operations other than organizational activities and activities in connection with its initial public offering (the “IPO”), its search for a potential business combination and financing in connection therewith.

(h)Foreign Corrupt Practices. Neither the Company, nor any director, officer, agent, employee or other Person acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(i)Compliance with Anti-Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all other applicable U.S. and non-U.S. anti-money laundering Laws and regulations, including, but not limited to, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the USA PATRIOT Act of 2001 and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(j)Absence of Litigation. There is no Action before or by any Governmental Authority or, to the Knowledge of the Company, threatened against or affecting the Company or any of the Company’s officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such.

(k)No General Solicitation. Neither the Company, nor any of its officers, directors, employees, agents or shareholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Securities.

(l)No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 4 and in any certificate or agreement delivered pursuant hereto, none of the Company Parties has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Company, the transactions contemplated by the Merger Agreement or the offer and sale of the Securities, and the Company Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser in Section 3 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Company Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Purchaser Parties.

5.Additional Agreements, Acknowledgements and Waivers of the Purchaser.

(a)Trust Account. The Purchaser acknowledges that the Company is a blank check company with the powers and privileges to effect a Business Combination. The Purchaser further acknowledges that, as described in the prospectus included in the registration statement of the Company (the “Prospectus”) available at www.sec.gov, substantially all of the Company’s assets consist of the cash proceeds of the IPO and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account for the benefit of the Company, certain of its public shareholders and the underwriters of the IPO (the “Trust Account”). The Purchaser acknowledges that, except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if the Company completes one or more transactions that constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if the Company fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to the Company in limited amounts to permit the Company to pay the costs and expenses of its liquidation and dissolution, and then to the Company’s public shareholders; and (iii) if the Company holds a shareholder vote to amend the Company’s Governing Documents to modify the substance or timing of the obligation to redeem 100% of the shares of Parent Common Stock if the Company fails to complete a Business Combination within the allotted time period, then for the redemption of any shares of Parent Common Stock properly tendered in connection with such vote. For and in consideration of the Company entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Purchaser hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account (including any distributions therefrom) and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with the Company; provided, however, that nothing herein shall serve to limit or prohibit the Purchaser’s right to pursue a claim against the Company for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the Transactions so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate the Parent Share Redemptions. The Purchaser agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Company to induce it to enter in this Agreement, and the Purchaser further intends and understands such waiver to be valid, binding and enforceable under applicable Law. To the extent the Purchaser commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company, which proceeding seeks, in whole or in part, monetary relief against the Company, the Purchaser hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Purchaser (or any party claiming on the Purchaser’s behalf or in lieu of the Purchaser) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Purchaser commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the holders of Parent Common Stock, whether in the form of money damages or injunctive relief, the Company shall be entitled to recover from the Purchaser the associated legal fees and costs in connection with any such action, in the event the Company prevails in such action or proceeding.

(b)No Short Sales. The Purchaser hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will engage in any Short Sales with respect to securities of the Company prior to the Merger Closing. For purposes of this Section 5, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

(c)Voting. The Purchaser hereby agrees that if the Company seeks shareholder approval of the Transaction Proposals, then the Purchaser shall vote any shares of Parent Class A Common Stock owned by it in favor of such Transaction Proposals. If the Purchaser fails to vote any shares of Parent Class A Common Stock it is required to vote hereunder in favor of the Transaction Proposals, the Purchaser hereby grants hereunder to the Company and any representative designated by the Company, without further action by the Purchaser or any other Person, a limited irrevocable power of attorney to effect such vote on behalf of the Purchaser, which power of attorney shall be deemed to be coupled with an interest.

6.QEF Election Information. The Company shall use commercially reasonable efforts to determine whether, in any year, the Company or any subsidiary of the Company is deemed to be a “passive foreign investment company” (a “PFIC”) within the meaning of U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (collectively, the “Code”). If the Company determines that the Company or any subsidiary of the Company is a PFIC in any year, for the year of determination and for each year thereafter during which the Purchaser holds an equity interest in the Company, including any Parent Warrants, the Company or such subsidiary shall use commercially reasonable efforts to (a) make available to the Purchaser the information that may be required to make or maintain a “qualified electing fund” election under the Code with respect to the Company and (b) furnish the information required to be reported under Section 1298(f) of the Code.

7.Listing. The Company will use commercially reasonable efforts to maintain the listing of the Parent Class A Common Stock and Domesticated Class A Common Stock (as applicable) on the NASDAQ (or another national securities exchange).

8.FPS/BPS Closing Conditions.

(a)The obligation of the Purchaser to purchase the Securities at the FPS/BPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the FPS/BPS Closing of each of the following conditions, any of which, to the extent permitted by applicable Laws, may be waived by the Purchaser:

(i)The Transactions shall be completed substantially concurrently with, and (except in the case of the Domestication) immediately following, the purchase and sale of the Securities hereunder;

(ii)The Company shall not have delivered to the Purchaser a revocation of the Funding Notice;

(iii)The representations and warranties of the Company set forth in Section 4 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the FPS/BPS Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Company, or its ability to consummate the transactions contemplated by this Agreement;

(iv)The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company, at or prior to the FPS/BPS Closing; and

(v)No order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchaser of the Securities.

(b)The obligation of the Company to sell the Securities at the FPS/BPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the FPS/BPS Closing of each of the following conditions, any of which, to the extent permitted by applicable Laws, may be waived by the Company:

(i)The Transactions shall be completed substantially concurrently with, and (except in the case of the Domestication) immediately following, the purchase and sale of the Securities hereunder;

(ii)The representations and warranties of the Purchaser set forth in Section 3 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the FPS/BPS Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement;

(iii)The Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the FPS/BPS Closing; and

(iv)No order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchaser of the Securities.

9.Termination. This Agreement may be terminated at any time prior to the FPS/BPS Closing:

(a)by mutual written consent of the Company, the Purchaser and SpinCo; or

(b)automatically:

(i)if a Business Combination is not completed within eighteen (18) months from the closing of the IPO, or such later date as may be approved by the Company’s shareholders in accordance with its Governing Documents; or

(ii)upon the termination of the Merger Agreement in accordance with the terms and conditions thereof.

In the event of any termination of this Agreement pursuant to this Section 9, the FPS Purchase Price and the Backstop Subscription Amount (and interest thereon, if any), if previously paid, and all Purchaser’s funds paid in connection herewith shall be promptly returned to the Purchaser, and thereafter this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or the Company and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 9 shall relieve either party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement. Notwithstanding anything herein to the contrary, from and after any termination of this Agreement pursuant to Section 9(b), the Original Agreement shall automatically resume and continue in full force and effect in accordance with its terms as though it were never amended and restated by this Agreement.

10.Termination Fee.

(a)In the event that this Agreement is terminated by reason of a termination of the Merger Agreement pursuant to Section 9.1(i) thereof, then, concurrently with and as a condition to such termination, the Company shall pay the Purchaser or its designee(s) a termination fee of $12,500,000.00 (the “FPA Termination Fee”) by wire transfer of immediately available funds to an account designated by the Purchaser in writing.

(b)Notwithstanding anything to the contrary set forth in this Agreement, except in the case of Actual Fraud or Willful Breach, if the FPA Termination Fee is paid pursuant to Section 10(a), such payment shall constitute the sole and exclusive remedy of the Purchaser, any of its Subsidiaries or any of its or their respective former, current or future general or limited partners, shareholders, Representatives or assignees against the Company Related Parties for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Company Related Parties shall have any further liability or obligation to Purchaser and such other Persons relating to or arising out of this Agreement or the Transactions.

(c)If the Company fails to pay promptly the FPA Termination Fee when due under this Section 10, and in order to obtain such payment, the Purchaser commences an Action that results in a judgment against the Company for any amount owed thereby under this Section 10, the Company shall reimburse the Purchaser for its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at a rate equal to (x) the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, plus (y) five percent (5%).

(d)Each of the parties acknowledges that (i) the agreements contained in this Section 10 are an integral part of the Transactions, (ii) without these agreements, the parties would not enter into this Agreement and (iii) the FPA Termination Fee does not constitute a penalty, but rather represents liquidated damages in a reasonable amount that will compensate the Purchaser for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

11.General Provisions.

(a)Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications sent to the Company shall be sent to:

Avista Public Acquisition Corp. II

65 East 55th Street, 18th Floor

New York, New York 10022

Attn: Benjamin Silbert, General Counsel

email: Silbert@avistacap.com

with a copy to the Company’s counsel (which shall not constitute notice) at:

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
Attn:	Jaclyn L. Cohen, Esq. Raymond O. Gietz, Esq.
email:	Jackie.Cohen@weil.com Raymond.Gietz@weil.com

All communications to the Purchaser or SpinCo shall be sent to the Purchaser’s or SpinCo’s address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 11(a).

(b)No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

(c)Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the FPS/BPS Closing.

(d)Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(e)Successors. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f)Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties except that the Purchaser may assign its rights, interests or obligations hereunder to any of its affiliates.

(g)Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(h)Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i)Governing Law. This Agreement, the entire relationship of the parties hereto, and any dispute between the parties (whether at law or in equity, and whether grounded in contract, tort or statute) shall be governed by, construed in accordance with, and interpreted pursuant to the Laws of the State of Delaware, without giving effect to its choice of laws principles.

(j)Jurisdiction. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Court of Chancery of the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Court of Chancery of the State of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(k)Waiver of Jury Trial. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.

(l)Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except with the prior written consent of the Company, the Purchaser and SpinCo.

(m)Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(n)Expenses. Each of the Company and the Purchaser will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. The Company shall be responsible for the fees of its transfer agent, stamp taxes and all of The Depository Trust Company’s fees associated with the issuance of the Securities and the securities issuable upon conversion or exercise of the Securities.

(o)Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local or foreign Law will be deemed also to refer to Law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty or covenant.

(p)Waiver. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(q)Confidentiality. Except as may be required by Law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

(r)Specific Performance; Enforcement. Each party hereto agrees that irreparable damage may occur in the event any provision of this Agreement was not performed by the Purchaser in accordance with the terms hereof and that the other party(ies) shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

PURCHASER:

Avista Acquisition LP II
By: Avista Acquisition GP LLC II, its general partner

By:	/s/ Benjamin Silbert
	Name:	Benjamin Silbert
	Title:	Authorized Signatory

Address for Notices:
65 East 55th Street
18th Floor
New York, NY 10022
Attn: Benjamin Silbert
email:Silbert@avistacap.com

COMPANY:

Avista Public Acquisition Corp. II

By:	/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: General Counsel

Address for Notices:

Attn: Benjamin Silbert
email:Silbert@avistacap.com

SPINCO:

OmniAb, Inc.

By:	/s/ Matthew W. Foehr
	Name:	Matthew W. Foehr
	Title:	President and Chief Executive Officer

Address for Notices:
5980 Horton Street
Suite 405
Emeryville, CA 94608
Attn:Matt Foehr
email:matt@omniab.com

Annex E

Final Form

TAX MATTERS AGREEMENT

by and among

AVISTA PUBLIC ACQUISITION CORP. II1

LIGAND PHARMACEUTICALS INCORPORATED

and

OMNIAB, INC.

Dated as of March 23, 2022

1      Note to Draft: To update to Avista’s name post-domestication.

E-i

E-ii

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”), is entered into as of March 23, 2022 by and among Avista Public Acquisition Corp. II, a Delaware corporation2 (“Parent”), Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Remainco”), and OmniAb, Inc., a Delaware corporation (“Spinco” and, together with Parent and Remainco, the “Parties”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to such terms in the Separation and Distribution Agreement, dated as of the date hereof, by and between the Parties (the “Separation Agreement”).

R E C I T A L S

WHEREAS, the board of directors of Remainco has determined that it is in the best interests of Remainco to separate Remainco’s business from Spinco’s business pursuant to the Separation Agreement (the “Separation”) and, following the Separation, to undertake the Distribution;

WHEREAS, Remainco will effect certain restructuring transactions for the purpose of aggregating Spinco’s business in the Spinco Group (as defined below) prior to the Distribution (the “Reorganization”) and in connection therewith, undertake the Contribution to Spinco which, in exchange therefor, Spinco shall issue to Remainco shares of Spinco Common Stock;

WHEREAS, Remainco intends to effect the Distribution in a transaction that, together with the Contribution, is intended to qualify as a “reorganization” under Sections 355 and 368(a)(1)(D) of the Code;

WHEREAS, pursuant to that Merger Agreement entered into as of March 23, 2022 by and among Remainco, Spinco, Parent, and Merger Sub (the “Merger Agreement”), following the completion of the Distribution, Merger Sub will be merged with and into Spinco, with Spinco continuing as the surviving corporation;

WHEREAS, the Parties intend that the Merger (as defined below) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

WHEREAS, certain members of the Remainco Group (as defined below), on the one hand, and certain members of the Spinco Group, on the other hand, file certain Tax Returns on a consolidated, combined or unitary basis for certain federal, state, local and foreign Tax purposes; and

WHEREAS, the Parties desire to (a) provide for the payment of Tax liabilities and entitlement to refunds thereof, allocate responsibility for, and cooperation in, the filing of Tax Returns, and provide for certain other matters relating to Taxes and (b) set forth certain covenants and indemnities relating to the preservation of the tax-free status of the Distribution combined with certain steps in the Reorganization.

2      Note to Draft: To update to Avista’s name post-domestication.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1General. As used in this Agreement, the following terms shall have the following meanings:

(1)“Adjustment” shall mean an adjustment of any item of income, gain, loss, deduction, credit or any other item affecting Taxes of a taxpayer pursuant to a Final Determination.

(2)“Affiliate” shall mean, with respect to a Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. For this purpose, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities, by contract or otherwise. The term “Affiliate” shall refer to Affiliates of a Person as determined immediately after the Merger.

(3)“Agreement” shall have the meaning set forth in the preamble hereto.

(4)“Ancillary Agreements” shall have the meaning set forth in the Separation Agreement; provided, however, this Agreement shall not be considered an “Ancillary Agreement.”

(5)“Business Day” shall have the meaning set forth in the Separation Agreement.

(6)“Controlling Party” shall mean, with respect to a Tax Contest, the Party entitled to control such Tax Contest pursuant to Sections 6.2 and 6.3 of this Agreement.

(7)“Code” shall mean the Internal Revenue Code of 1986, as amended.

(8)“Contribution” shall have the meaning set forth in the Separation Agreement.

(9)“Distribution” shall have the meaning set forth in the Separation Agreement.

(10)“Distribution Date” shall mean the date on which the Distribution is completed.

(11)“Distribution Taxes” means any Taxes incurred solely as a result of the failure of the Tax-Free Status of the Internal Transactions.

(12)“Distribution Time” shall have the meaning set forth in the Separation Agreement.

(13)“Employee Matters Agreement” shall have the meaning set forth in the Separation Agreement.

(14)“Employment Tax” shall mean those Liabilities (as defined in the Separation Agreement) for Taxes which are allocable pursuant to the provisions of the Employee Matters Agreement.

(15)“Equity Awards” means options, share appreciation rights, restricted shares, share units or other compensatory rights with respect to Spinco Common Stock or Parent stock.

(16)“Federal Income Tax” shall mean any Tax imposed by Subtitle A of the Code other than an Employment Tax, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

(17)“Federal Other Tax” any Tax imposed by the federal government of the United States other than any Federal Income Tax and any interest, penalties, additions to Tax, or additional amounts in respect of the foregoing.

(18)“Federal Tax” means any Federal Income Tax or Federal Other Tax.

(19)“Final Determination” shall mean the final resolution of liability for any Tax for any Tax Period, by or as a result of (a) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed, (b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the Laws of other jurisdictions, which resolves the entire Tax liability for any Tax Period, (c) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax, or (d) any other final resolution, including by reason of the expiration of the applicable statute of limitations or the execution of a pre-filing agreement with the IRS or other Taxing Authority.

(20)“Foreign Income Tax” shall mean any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, which is an income Tax as defined in Treasury Regulations § 1.901-2, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

(21)“Foreign Other Tax” shall mean any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, other than any Foreign Income Taxes, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

(22)“Foreign Tax” shall mean any Foreign Income Taxes or Foreign Other Taxes.

(23)“Governmental Entity” shall have the meaning set forth in the Separation Agreement.

(24)“Group” shall mean the Remainco Group, the Spinco Group or the Parent Group, as the context requires.

(25)“Indemnifying Party” shall have the meaning set forth in Section 5.2.

(26)“Indemnitee” shall have the meaning set forth in Section 5.2.

(27)“IRS” shall mean the United States Internal Revenue Service or any successor thereto, including, but not limited to its agents, representatives, and attorneys.

(28)“Joint Return” shall mean any Tax Return that actually includes, by election or otherwise, or is required to include under applicable Law, one or more members of the Remainco Group together with one or more members of the Spinco Group.

(29)“Law” shall have the meaning set forth in the Separation Agreement.

(30)“Merger” shall have the meaning set forth in the Merger Agreement.

(31)“Merger Sub” shall have the meaning set forth in the Merger Agreement.

(32)“Non-Controlling Party” shall mean, with respect to a Tax Contest, the Party that is not entitled to control such Tax Contest pursuant to Sections 6.2 and 6.3 of this Agreement.

(33)“Parent” shall have the meaning set forth in the preamble hereto.

(34)“Parent Group” shall mean Parent and each of its direct and indirect Subsidiaries after the Merger.

(35)“Parties” shall mean the parties to this Agreement.

(36)“Past Practices” shall have the meaning set forth in Section 3.5.

(37)“Person” shall have the meaning set forth in the Separation Agreement.

(38)“Post-Distribution Period” shall mean any Tax Period (or portion thereof) beginning after the Distribution Date, including for the avoidance of doubt, the portion of any Straddle Period beginning after the Distribution Date.

(39)“Post-Distribution Ruling” shall have the meaning set forth in Section 4.2(c).

(40)“Pre-Distribution Period” shall mean any Tax Period (or portion thereof) ending on or before the Distribution Date, including for the avoidance of doubt, the portion of any Straddle Period ending at the end of the day on the Distribution Date.

(41)“Prohibited Acts” shall have the meaning set forth in Section 4.2.

(42)“Proposed Acquisition Transaction” shall mean a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations § 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by Spinco or Parent management or shareholders, is a hostile acquisition, or otherwise, as a result of which Spinco (or any successor thereto) or Parent would merge or consolidate with any other Person or as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, an amount of stock of Spinco or Parent that would, when combined with any other changes in ownership of Spinco stock or Parent stock pertinent for purposes of Section 355(e) of the Code (including the Merger), comprise 45% or more of (a) the value of all outstanding shares of stock of Spinco or Parent, as applicable, as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (b) the total combined voting power of all outstanding shares of voting stock of Spinco or Parent, as applicable, as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by Spinco or Parent of a shareholder rights plan, (ii) issuances by Spinco or Parent that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations § 1.355-7(d), including such issuances net of exercise price and/or tax withholding (provided, however, that any sale of such stock in connection with a net exercise or tax withholding is not exempt under this clause (ii) unless it satisfies the requirements of Safe Harbor VII of Treasury Regulations § 1.355-7(d)) or (iii) acquisitions that satisfy Safe Harbor VII of Treasury Regulations § 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. For purposes of this definition, each reference to Spinco shall include a reference to any entity treated as a successor thereto. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation. For the avoidance of doubt, the Merger shall not constitute a proposed Acquisition Transaction.

(43)“Protective Section 336(e) Elections” shall have the meaning set forth in Section 3.6(b).

(44)“Reasonable Basis” shall mean reasonable basis within the meaning of Section 6662(d)(2)(B)(ii)(II) of the Code and the Treasury Regulations promulgated thereunder (or such other level of confidence required by the Code at that time to avoid the imposition of penalties).

(45)“Refund” shall mean any refund, reimbursement, offset, credit, or other similar benefit in respect of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied against other Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, that the amount of any refund of Taxes shall be net of any Taxes imposed on, related to, or attributable to, the receipt of or accrual of such refund, including any Taxes imposed by way of withholding or offset.

(46)“Remainco” shall have the meaning set forth in the preamble hereto.

(47)“Remainco Affiliated Group” shall mean an affiliated group (as that term is defined in Section 1504 of the Code and the regulations thereunder) of which a member of the Remainco Group is a member.

(48)“Remainco Common Stock” shall mean the common stock of Remainco, par value $0.001 per share.

(49)“Remainco Disqualifying Action” means, with respect to any Distribution Taxes, (a) any act, or failure or omission to act, including, without limitation, the breach of any covenant contained herein or in the Tax Materials, by any member of the Remainco Group that results in any Party (or any of its Affiliates) being liable for such Distribution Taxes pursuant to a Final Determination, (b) any event (or series of events) involving capital stock of Remainco or any assets of any member of the Remainco Group or (c) any failure to be true, inaccuracy in, or breach of any of the representations or statements contained in the Tax Materials; provided, however, a Remainco Disqualifying Action shall not include any failure to be true, inaccuracy in, or breach of any of the representations, warranties, statements or covenants contained in the Tax Materials that is a failure to be true, inaccuracy in, or breach of the representations, warranties, statements or covenants contained in Section 4.1(c) that Parent or Spinco is responsible for pursuant to Section 4.1(c).

(50)“Remainco Federal Consolidated Income Tax Return” shall mean any U.S. federal income Tax Return for a Remainco Affiliated Group.

(51)“Remainco Group” shall mean Remainco and each Person that is a Subsidiary of Remainco; provided, however, that no member of the Spinco Group shall be a member of the Remainco Group.

(52)“Remainco Retained Business” shall have the meaning given to the term “Ligand Retained Business” in the Separation Agreement.

(53)“Remainco Separate Return” shall mean any Tax Return of or including any member of the Remainco Group (including any consolidated, combined, or unitary return) that does not include any member of the Spinco Group.

(54)“Reorganization” shall have the meaning set forth in the recitals.

(55)“Responsible Party” shall mean, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return pursuant to this Agreement.

(56)“Restricted Period” shall mean the period which begins with the Distribution Date and ends two (2) years thereafter.

(57)“Section 336(e) Allocation Statement” shall have the meaning set forth in Section 3.6(c).

(58)“Section 336(e) Tax Benefit Percentage” means, with respect to any Distribution Taxes and Tax-Related Losses attributable thereto, the percentage equal to one hundred percent (100%) minus the percentage of such Distribution Taxes and Tax-Related Losses for which Remainco is entitled to indemnification under this Agreement.

(59)“Separate Return” shall mean a Remainco Separate Return or a Spinco Separate Return, as the case may be.

(60)“Separation” shall have the meaning set forth in the recitals.

(61)“Separation Agreement” shall have the meaning set forth in the preamble hereto.

(62)“Spinco” shall have the meaning set forth in the preamble hereto.

(63)“Spinco Business” shall have the meaning given to the term “OmniAb Business” in the Separation Agreement.

(64)“Spinco Common Stock” shall mean the Common Stock, par value $0.001 per share, of Spinco.

(65)“Spinco Disqualifying Action” means, with respect to any Distribution Taxes, (a) any act, or failure or omission to act, including, without limitation, the breach of any covenant contained herein or in the Tax Materials, by Parent or any member of the Spinco Group that results in any Party (or any of its Affiliates) being liable for such Distribution Taxes pursuant to a Final Determination, regardless of whether such act or failure to act is covered by a Post-Distribution Ruling or Unqualified Tax Opinion, (b) any event (or series of events) involving capital stock of Parent or Spinco or any assets of any member of the Parent Group or Spinco Group, or (c) any failure to be true, inaccuracy in, or breach of any of the representations or statements contained herein; provided however, that a Spinco Disqualifying Action shall not include a failure to be true, inaccuracy in, or breach of the representations, warranties, statements or covenants in Section 4.1(c) that is the responsibility of Remainco pursuant to Section 4.1(c).

(66)“Spinco Group” shall mean Spinco and each Person that will be a Subsidiary of Spinco as of immediately after the Distribution Time; provided, that, for the avoidance of doubt, no member of the Remainco Group shall be a member of the Spinco Group.

(67)“Spinco Separate Return” shall mean any Tax Return of or including any member of the Spinco Group (including any consolidated, combined, or unitary return) that does not include any member of the Remainco Group.

(68)“Straddle Period” shall mean any taxable year or other Tax Period that begins on or before the Distribution Date and ends after the Distribution Date.

(69)“State Income Tax” means any Tax imposed by any State of the United States or by any political subdivision of any such State that is imposed on or measured by income, including state or local franchise or similar Taxes measured by income, as well as any state or local franchise or similar Taxes imposed in lieu of or in addition to a tax imposed on or measured by income and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

(70)“State Other Tax” means any Tax imposed by any state of the United States or by any political subdivision of any such state or the District of Columbia, other than any State Income Tax, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing

(71)“State Taxes” means any State Income Tax or any State Other Tax.

(72)“Subsidiary” shall have the meaning set forth in the Separation Agreement.

(73)“Tax” or “Taxes” shall mean (i) all taxes, charges, fees, duties, levies, imposts, rates or other assessments or governmental charges of any kind imposed by any federal, state, local or non-U.S. Governmental Entity or political subdivision thereof, including, without limitation, income, gross receipts, employment, estimated, excise, severance, stamp, occupation, premium, windfall profits, environmental, custom duties, property, sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security, unemployment, disability, value added, alternative or add-on minimum or other taxes, whether disputed or not, and including any interest, penalties, charges or additions attributable thereto, (ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any group or being (or having been) included or required to be included in any Tax Return related thereto, and (iii) liability for the payment of any amount of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

(74)“Tax Attribute” shall mean net operating losses, capital losses, research and experimentation credit carryovers, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall foreign losses, overall domestic losses, previously taxed income, separate limitation losses and any other losses, deductions, credits or other comparable items that could affect a Tax liability for a past or future Tax Period.

(75)“Tax Benefit” shall have the meaning set forth in Section 2.8.

(76)“Tax Certificates” shall mean any certificates of officers of Parent, Remainco and Spinco, provided to Latham & Watkins LLP, Weil, Gotshal & Manges LLP or any other law or accounting firm in connection with any Tax Opinion issued in connection with the Reorganization, Distribution, or Merger.

(77)“Tax Contest” shall have the meaning set forth in Section 6.1.

(78)“Tax-Free Status of the Internal Transactions” shall mean the qualification of the Contribution and the Distribution, taken together, (A) as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, (B) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(c) and 361(c) of the Code and (C) as a transaction in which Remainco, Spinco and the holders of Remainco Common Stock recognize no income or gain for U.S. federal income tax purposes pursuant to Sections 355, 361 and 1032 of the Code, other than, in the case of the holders of Remainco Common Stock for cash in lieu of fractional shares of Spinco Common Stock and in the case of Remainco and Spinco, amounts subject to Section 356 of the Code and intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code.

(79)“Tax-Free Status of the Merger” shall mean the qualification of the Merger as a reorganization under 368(a) of the Code and as a transaction in which the shareholders of Spinco recognize no income or gain pursuant to Section 354(a) of the Code (except to the extent of any cash received in lieu of fractional shares of Parent stock).

(80)“Tax-Free Status of the Transactions” shall mean both the Tax-Free Status of the Internal Transactions and the Tax-Free Status of the Merger.

(81)“Tax Item” shall mean any item of income, gain, loss, deduction, or credit.

(82)“Tax Law” shall mean the law of any Taxing Authority or political subdivision thereof relating to any Tax.

(83)“Tax Materials” shall have the meaning set forth in Section 4.1(a).

(84)“Tax Opinion” shall mean any written opinion of Latham & Watkins LLP, Weil, Gotshal & Manges LLP or any other Law or accounting firm, regarding certain tax consequences of certain transactions executed as part of the Separation, the Reorganization, the Contribution, the Distribution or the Merger, as applicable.

(85)“Tax Period” means, with respect to any Tax, the period for which such Tax is reported as provided under the Code or other applicable Tax Law.

(86)“Tax Records” shall have the meaning set forth in Section 8.1.

(87)“Tax-Related Losses” shall mean with respect to any Taxes, (i) all accounting, legal and other professional fees, and court costs incurred in connection with such Taxes, as well as any other out-of-pocket costs incurred in connection with such Taxes; and (ii) all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by Remainco (or any of its Affiliates) or Spinco (or any of its Affiliates) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Taxing Authority, in each case, resulting from the failure of the Tax-Free Status of the Transactions.

(88)“Tax Return” shall mean any return, report, certificate, form or similar statement or document (including any related supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) supplied to or filed with, or required to be supplied to or filed with, a Taxing Authority, in each case, in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

(89)“Taxing Authority” shall mean any Governmental Entity or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

(90)“Transactions” shall mean the Contribution, Distribution and Merger.

(91)“Transaction Taxes” shall mean all Taxes imposed on the Remainco Group or the Spinco Group in connection with the Separation, the Reorganization, the Contribution or the Distribution other than Distribution Taxes.

(92)“Treasury Regulations” shall mean the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

(93)“Unqualified Tax Opinion” shall mean a “will” opinion, without substantive qualifications, of a nationally recognized law firm or accounting firm, to the effect that a transaction will not affect the Tax-Free Status of the Transactions. Any such opinion may assume that the Tax-Free Status of the Transactions would apply if not for the occurrence of the transaction in question.

ARTICLE II

PAYMENTS AND TAX REFUNDS

Section 2.1Allocation of Federal Taxes. Except as otherwise provided in Section 2.4, Federal Taxes shall be allocated as follows:

(a)Federal Income Taxes.

(i)Remainco shall be responsible for any and all Federal Income Taxes (including any increase in such Taxes as a result of a Final Determination) due with respect to or required to be reported on (A) any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period, (B) any Remainco Separate Return, or (C) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all Federal Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.

(b)Federal Other Taxes Relating to Joint Returns. Remainco shall be responsible for any and all Federal Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(c)Federal Other Taxes Relating to Separate Returns.

(i)Remainco shall be responsible for any and all Federal Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all Federal Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.

Section 2.2Allocation of State Taxes. Except as otherwise provided in Section 2.4, State Taxes shall be allocated as follows.

(a)State Income Taxes Relating to Joint Returns. Remainco shall be responsible for any and all State Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(b)State Income Taxes Relating to Separate Returns.

(i)Remainco shall be responsible for any and all State Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all State Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.

(c)State Other Taxes Relating to Joint Returns. Remainco shall be responsible for any and all State Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(d)State Other Taxes Relating to Separate Returns.

(i)Remainco shall be responsible for any and all State Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all State Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return for any Post-Distribution Period.

Section 2.3Allocation of Foreign Taxes . Except as otherwise provided in Section 2.4, Foreign Taxes shall be allocated as follows:

(a)Foreign Income Taxes Relating to Joint Returns. Remainco shall be responsible for any and all Foreign Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(b)Foreign Income Taxes Relating to Separate Returns.

(i)Remainco shall be responsible for any and all Foreign Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all Foreign Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.

(c)Foreign Other Tax Relating to Joint Returns. Remainco shall be responsible for any and all Foreign Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(d)Foreign Other Tax Relating to Separate Returns.

(i)Remainco shall be responsible for any and all Foreign Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all Foreign Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.

Section 2.4Certain Transaction Taxes. Notwithstanding the provisions set forth in Sections 2.1, 2.2, and 2.3:

(a)Parent and Spinco shall pay and be responsible for any Transaction Taxes in excess of the Transaction Taxes that would have been imposed on the Separation, the Reorganization, the Contribution, or the Distribution had such transactions been consummated but the Merger was not consummated; and

(b)Remainco shall pay and be responsible for any and all Transaction Taxes other than those Transaction Taxes described in Section 2.4(a).

Section 2.5Determinations Regarding the Allocation and Attribution of Taxes. For purposes of Sections 2.1, 2.2, and 2.3, Taxes shall be allocated, to the extent relevant, in accordance with the following:

(a)With respect to the Remainco Federal Consolidated Income Tax Return for the taxable year that includes the Distribution Date, Remainco shall use the closing of the books method under Treasury Regulations § 1.1502-76, unless otherwise agreed by Remainco and Parent.

(b)Remainco, Parent, and Spinco shall take all actions necessary or appropriate to close the taxable year of each member of the Spinco Group for all Tax purposes as of the close of the Distribution Date to the extent permitted by applicable Law. With respect to Taxes for any Straddle Period, (a) if applicable Law does not permit a member of the Spinco Group to close its taxable year on the Distribution Date, then the allocation of income or deductions required to determine any Taxes or other amounts attributable to the portion of the Straddle Period ending on, or beginning after, the Distribution Date shall be made by means of a closing of the books and records of such member as of the close of the Distribution Date; provided that exemptions, allowances, or deductions that are calculated on an annual or periodic basis shall be allocated between such portions in proportion to the number of days in each such portion, and (b) any other Taxes, including property Taxes, that are calculated on an annual or periodic basis and not assessed with respect to a transaction or series of transactions shall be allocated to the portion of the Straddle Period ending on the Distribution Date and the portion of the Straddle Period beginning after the Distribution Date in proportion to the number of days in each such portion.

Section 2.6Allocation of Employment Taxes. Liability for Employment Taxes shall be determined pursuant to the Employee Matters Agreement.

Section 2.7Tax Refunds.

(a)Remainco shall be entitled to all Refunds related to Taxes the liability for which is allocated to Remainco pursuant to this Agreement. Spinco shall be entitled to all Refunds related to Taxes the liability for which is allocated to Spinco pursuant to this Agreement.

(b)Parent or Spinco shall pay to Remainco any Refund received by Parent or Spinco or any member of the Spinco Group or Parent Group that is allocable to Remainco pursuant to this Section 2.7 no later than thirty (30) Business Days after the receipt of such Refund. Remainco shall pay to Spinco any Refund received by Remainco or any member of the Remainco Group that is allocable to Spinco pursuant to this Section 2.7 no later than thirty (30) Business Days after the receipt of such Refund. For purposes of this Section 2.7, any Refund that arises as a result of an offset, credit, or other similar benefit in respect of Taxes other than a receipt of cash shall be deemed to be received on the earlier of (i) the date on which a Tax Return is filed claiming such offset, credit, or other similar benefit and (ii) the date on which payment of the Tax which would have otherwise been paid absent such offset, credit, or other similar benefit is due (determined without taking into account any applicable extensions). To the extent that the amount of any Refund in respect of which a payment was made under this Section 2.7 is later reduced by a Taxing Authority or in a Tax Contest, such reduction shall be allocated to the Party to which such Refund was allocated pursuant to this Section 2.7 and an appropriate adjusting payment shall be made.

Section 2.8Tax Benefits. Except with respect to any Tax Benefit arising as a result of the Protective 336(e) Elections, if (a) one Party is responsible for a Tax pursuant to this Agreement and (b) the other Party is entitled to a deduction, credit or other Tax benefit relating to such Tax (a “Tax Benefit”), then the Party entitled to such Tax Benefit shall pay to the Party responsible for such Tax the amount of any cash Tax savings realized by the entitled Party as a result of such Tax Benefit, net of any Taxes imposed by any Taxing Authority on, related to, or attributable to, the receipt of or accrual of such Tax Benefit, including any Taxes imposed by way of withholding or offset, no later than thirty (30) Business Days after such cash Tax savings are realized. To the extent that the amount of any Tax Benefit in respect of which a payment was made under this Section 2.8 is later reduced by a Taxing Authority or in a Tax Contest, the Party that received such payment shall refund such payment to the Party that made such payment to the extent of such reduction.

Section 2.9Prior Agreements. Except as set forth in this Agreement and in consideration of the mutual indemnities and other obligations of this Agreement, any and all prior Tax sharing or allocation agreements or practices between any member of the Remainco Group and any member of the Spinco Group shall be terminated with respect to the Spinco Group and the Remainco Group as of the Distribution Date. No member of either the Spinco Group or the Remainco Group shall have any continuing rights or obligations under any such agreement.

ARTICLE III

PREPARATION AND FILING OF TAX RETURNS

Section 3.1Remainco’s Responsibility. Remainco shall prepare and file, or shall cause to be prepared and filed, when due (taking into account any applicable extensions) all Joint Returns, and all Remainco Separate Returns, including any such amended Joint Returns or Separate Returns.

Section 3.2Spinco’s Responsibility. Parent or Spinco shall prepare and file, or shall cause to be prepared and filed, when due (taking into account any applicable extensions) all Spinco Separate Returns, including any such amended Spinco Separate Returns.

Section 3.3Right To Review Tax Returns. To the extent that a Party (the “Reviewing Party”) would reasonably be expected to be adversely affected by the positions taken on any Tax Return or could reasonably be required by the terms of this Agreement to provide an indemnity or make a payment for any Taxes reported or required to be reported on any Tax Return is not the Responsible Party, the Responsible Party shall prepare the portions of such Tax Return that could affect or result in indemnification by the Reviewing Party, shall provide a draft of such portions of such Tax Return to the Reviewing Party for its review and comment at least thirty (30) days prior to the due date for such Tax Return, and shall modify such portions of such Tax Return before filing to include the Reviewing Party’s reasonable comments.

Section 3.4Cooperation. The Parties shall provide, and shall cause their Affiliates to provide, assistance and cooperation to one another in accordance with Article VII with respect to the preparation and filing of Tax Returns, including providing information required to be provided under Article VIII. Notwithstanding anything to the contrary in this Agreement, Remainco shall not be required to disclose to Parent or Spinco any consolidated, combined, unitary, or other similar Joint Return of which a member of the Remainco Group is the common parent or any information related to such a Joint Return other than information relating solely to the Spinco Group; provided, that Remainco shall provide such additional information that is reasonably required in order for Spinco to determine the Taxes attributable to the Spinco Business. If an amended Separate Return for which Parent or Spinco is responsible under this Article III is required to be filed as a result of an amendment made to a Joint Return pursuant to an audit adjustment, then the Parties shall use their respective commercially reasonable efforts to ensure that such amended Separate Return can be prepared and filed in a manner that preserves confidential information including through the use of confidentiality agreements or third party preparers.

Section 3.5Tax Reporting Practices. Except as provided in Section 3.6, with respect to any Tax Return for any Tax Period that begins on or before the second anniversary of the Distribution Date with respect to which Parent or Spinco is the Responsible Party, such Tax Return shall be prepared in a manner (i) consistent with past practices, accounting methods, elections and conventions (“Past Practices”) used with respect to the Tax Returns in question (unless there is no Reasonable Basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no Reasonable Basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by Spinco; and (ii) that, to the extent consistent with clause (i), minimizes the overall amount of Taxes due and payable on such Tax Return for all of the Parties by cooperating in making such elections or applications for group or other relief or allowances available in the taxing jurisdiction in which such Tax Return is filed. Neither Parent nor Spinco shall take any action inconsistent with the assumptions (including with respect to any Tax Item) made in determining all estimated or advance payments of Taxes on or prior to the Distribution Date. In addition, neither Parent nor Spinco shall be permitted, and shall not permit any member of the Spinco Group or Parent Group, without Remainco’s prior written consent (not to be unreasonably withheld, conditioned or delayed), to make a change in any of its methods of accounting for Tax purposes until all applicable statutes of limitations for all Pre-Distribution Periods have expired.

Section 3.6Reporting of Reorganization.

(a)The Tax treatment of any step in or portion of the Separation, the Reorganization, the Contribution and the Distribution shall be reported on each applicable Tax Return consistently with the Tax-Free Status of the Transactions, taking into account the jurisdiction in which such Tax Returns are filed, unless there is no Reasonable Basis for such Tax treatment. In the event that a Party shall determine that there is no Reasonable Basis for such Tax treatment, such Party shall notify the other Party no later than twenty (20) Business Days prior to filing the relevant Tax Return and the Parties shall attempt in good faith to agree on the manner in which the relevant portion of the Separation, the Reorganization, the Contribution or the Distribution (as applicable) shall be reported.

(b)If Remainco determines, in its reasonable discretion, that protective elections under Section 336(e) of the Code (and any applicable state or local Tax Law) shall be made with respect to the Distribution for Spinco and each member of the Spinco Group that is a domestic corporation for Federal Income Tax purposes (the “Protective Section 336(e) Elections”), then Remainco and Spinco shall enter into a written, binding agreement to make the Protective Section 336(e) Elections, and Remainco and Spinco shall timely make the Protective Section 336(e) Elections in accordance with Treasury Regulations § 1.336-2(h). For the avoidance of doubt, such agreement is intended to constitute a “written, binding agreement” to make the Protective Section 336(e) Elections within the meaning of Treasury Regulations § 1.336-2(h)(1)(i).

(c)Remainco, Parent and Spinco shall cooperate in making the Protective Section 336(e) Elections, if any, including filing any statements, amending any Tax Returns or undertaking such other actions reasonably necessary to carry out the Protective Section 336(e) Elections. Remainco shall determine the “aggregate deemed asset disposition price” and the “adjusted grossed-up basis” (each as defined under applicable Treasury Regulations) and the allocation of such aggregate deemed asset disposition price and adjusted grossed-up basis among the assets of the applicable member or members of the Remainco Group or Spinco Group, each in accordance with the applicable provisions of Section 336(e) of the Code and applicable Treasury Regulations (the “Section 336(e) Allocation Statement”). Each Party agrees not to take any position (and to cause each of its Affiliates not to take any position) that is inconsistent with the Protective Section 336(e) Elections, including the Section 336(e) Allocation Statement, on any Tax Return, in connection with any Tax Contest or for any other Tax purposes (in each case, excluding any position taken for financial accounting purposes), except as may be required by a Final Determination.

(d)In the event of a failure of the Tax-Free Status of the Transactions, if Remainco is not entitled to indemnification for one hundred percent (100%) of any Distribution Taxes and Tax-Related Losses attributable thereto arising from such failure, Remainco shall be entitled to quarterly payments from Parent or Spinco equal to the Section 336(e) Tax Benefit Percentage of the actual Tax savings if, as and when realized by the Spinco Group arising from the increase in Tax basis (including, for the avoidance of doubt, any such increase in Tax basis attributable to payments made pursuant to this Section 3.6(d)) resulting from the Protective Section 336(e) Election, determined on a “with and without” basis (treating any deductions or amortization attributable to the increase in Tax basis resulting from the Protective 336(e) Election, or any other recovery of such increase in Tax basis, as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards); provided, however, that such payments: (i) shall be reduced by all reasonable costs incurred by any member of the Spinco Group to amend any Tax Returns or other governmental filings related to such Protective Section 336(e) Election and (ii) shall not exceed the amount of any Distribution Taxes and Tax-Related Losses attributable thereto of the Remainco Group (not taking into account this Section 3.6(d)) arising from such failure of the Tax-Free Status of the Transactions and for which Remainco is not entitled to indemnification under this Agreement.

Section 3.7Payment of Taxes.

(a)With respect to any Tax Return required to be filed pursuant to this Agreement, the Responsible Party shall remit or cause to be remitted to the applicable Taxing Authority in a timely manner any Taxes due in respect of any such Tax Return.

(b)In the case of any Tax Return for which the Party that is not the Responsible Party is obligated pursuant to this Agreement to pay all or a portion of the Taxes reported as due on such Tax Return, the Responsible Party shall notify the other Party, in writing, of its obligation to pay such Taxes and, in reasonably sufficient detail, its calculation of the amount due by such other Party and the Party receiving such notice shall pay such amount to the Responsible Party upon the later of five (5) Business Days prior to the date on which such payment is due and thirty (30) Business Days after the receipt of such notice.

(c)For the avoidance of doubt, with respect to any Taxes that are estimated Taxes, (i) the Party that is or will be the Responsible Party with respect to any Tax Return that will reflect (or otherwise give credit for) such estimated Taxes shall remit or cause to be remitted to the applicable Taxing Authority in a timely manner any estimated Taxes due, and (ii) in the case of any estimated Taxes for which the Party that is not the Responsible Party is obligated pursuant to this Agreement to pay all or a portion of the Taxes that will be reported as due on any Tax Return that will reflect (or otherwise give credit for) such estimated Taxes, the Responsible Party shall notify the other Party, in writing, of its obligation to pay such estimated Taxes and, in reasonably sufficient detail, its calculation of the amount due by such other Party and the Party receiving such notice shall pay such amount to the Responsible Party upon the later of five (5) Business Days prior to the date on which such payment is due and thirty (30) Business Days after the receipt of such notice.

Section 3.8Amended Returns and Carrybacks.

(a)Parent and Spinco shall not, and shall not permit any member of the Spinco Group to, file or allow to be filed any request for an Adjustment for any Pre-Distribution Period without the prior written consent of Remainco, such consent not to be unreasonably withheld, conditioned or delayed.

(b)Except as required by applicable Law, Remainco shall not, and shall not permit any member of the Remainco Group to, file or allow to be filed any amended Tax Return or request for an Adjustment for any Pre-Distribution Period or Straddle Period if the result would be to materially increase any liability of Spinco or any member of the Spinco Group (other than any such increase to the extent attributable to an adjustment to a Tax Attribute) either (i) under this Agreement or (ii) for a Post-Distribution Period, in each case without the prior written consent of Spinco, such consent not to be unreasonably withheld, conditioned or delayed.

(c)Except as prohibited by applicable Law, Parent and Spinco shall, and shall cause each member of the Spinco Group to, make any available elections to waive the right to carry back any Tax Attribute from a Post-Distribution Period to a Pre-Distribution Period.

(d)Parent and Spinco shall not, and shall cause each member of the Spinco Group not to, without the prior written consent of Remainco, make any affirmative election to carry back any Tax Attribute from a Post-Distribution Period to a Pre-Distribution Period, such consent to be exercised in Remainco’s sole discretion.

(e)Receipt of consent by Parent, Spinco, or a member of the Spinco Group from Remainco pursuant to the provisions of this Section 3.8 shall not limit or modify Parent’s or Spinco’s continuing indemnification obligation pursuant to Article V.

Section 3.9Tax Attributes. Remainco shall in good faith advise Spinco in writing of the amount, if any, of any Tax Attributes, which Remainco determines, in its good faith discretion, shall be allocated or apportioned to the Spinco Group under applicable Law. Parent, Spinco and all members of the Parent Group shall prepare all Tax Returns in accordance with such written notice. For the avoidance of doubt, Remainco may elect in its reasonable discretion, in order to comply with this Section 3.9, to create or cause to be created books and records or reports or other documents based thereon (including, without limitation, “earnings & profits studies,” “basis studies” or similar determinations) that it does not typically maintain or prepare in the ordinary course of business.

ARTICLE IV

TAX-FREE STATUS OF THE DISTRIBUTION

Section 4.1Representations and Warranties.

(a)Remainco, on behalf of itself and all other members of the Remainco Group, hereby represents and warrants that (i) it has examined any and all Tax Opinions all materials delivered or deliverable in connection with the Tax Certificates or the rendering of any Tax Opinions (collectively, the “Tax Materials”), (ii) the facts presented and representations that have been or will be made therein, to the extent descriptive of or otherwise relating to Remainco or any member of the Remainco Group or the Remainco Retained Business, were or will be at the time presented or represented and from such time until and including the Distribution Time true, correct and complete in all material respects, and (iii) it has delivered copies of the Tax Materials to Parent.

(b)Remainco, on behalf of itself and all other members of the Remainco Group, hereby confirms and agrees to comply with any and all covenants and agreements in the Tax Materials applicable to Remainco or any member of the Remainco Group or the Remainco Retained Business.

(c)Spinco, on behalf of itself and all other members of the Spinco Group, hereby represents and warrants or covenants and agrees, as appropriate, that it has examined the Tax Materials and the facts presented and representations that have been or will be made therein, to the extent descriptive of or otherwise relating to (i) the Spinco Group or Parent Group (including the business purposes for the Distribution) and the plans, proposals, intentions and policies of the Spinco Group or Parent Group after the Distribution Time, and (ii) the actions or non-actions of the Spinco Group or Parent Group to be taken (or not taken, as the case may be) after the Distribution Time, are, or will be from the time presented or made through and including the Distribution Time (and thereafter as relevant) true, correct and complete in all material respects, provided that, for the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, Remainco rather than Spinco or Parent shall be responsible for the accuracy of, or compliance with, any such representation, warranty, statement, or covenant with respect to the Spinco Group or the Spinco Business at the time presented or made (and, if applicable, through and including the Distribution Time).

(d)Parent and Spinco, on behalf of themselves and all other members of their respective Groups, hereby confirm and agree to comply with any and all covenants and agreements in the Tax Materials applicable to Parent, Spinco or any member of their respective Groups or the Spinco Business.

(e)Each of Remainco, on behalf of itself and all other members of the Remainco Group, Spinco, on behalf of itself and all other members of the Spinco Group, and Parent, represents and warrants that it knows of no fact (after due inquiry) that may cause the failure of the Tax-Free Status of the Transactions.

(f)Each of Remainco, on behalf of itself and all other members of the Remainco Group, Spinco, on behalf of itself and all other members of the Spinco Group, and Parent represents and warrants that it has no plan or intent to take any action which is inconsistent with any statements or representations made in the Tax Materials.

Section 4.2Restrictions Relating to the Distribution.

(a)Remainco, on behalf of itself and all other members of the Remainco Group, hereby covenants and agrees that no member of the Remainco Group will take, fail to take, or to permit to be taken: (i) any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the Tax Materials, (ii) any action where such action or failure to act would adversely affect, or could reasonably be expected to adversely affect, the Tax-Free Status of the Transactions or (iii) any action which constitutes a Remainco Disqualifying Action.

(b)Each of Spinco and Parent, on behalf of itself and all other members of their respective Groups, hereby covenants and agrees that no member of their Group will take, fail to take, or permit to be taken: (i) any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the Tax Materials, (ii) any action where such action or failure to act would reasonably be expected to adversely affect the Tax-Free Status of the Transactions or (iii) any action which constitutes a Spinco Disqualifying Action.

(c)During the Restricted Period, Parent and Spinco:

(i)shall continue and cause to be continued the active conduct of the Spinco Business for purposes of Section 355(b)(2) of the Code, taking into account Section 355(b)(3) of the Code, as conducted immediately prior to the Distribution,

(ii)shall not voluntarily dissolve or liquidate themselves or any member of the Spinco Group (including any action that is a liquidation for U.S. federal income tax purposes),

(iii)shall not (1) enter into any Proposed Acquisition Transaction or, to the extent Spinco or Parent has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur (whether by (A) redeeming rights under a shareholder rights plan, (B) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction, (C) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the General Corporation Law of the State of Delaware or any similar corporate statute, any “fair price” or other provision of the charter or bylaws of Parent or Spinco, (D) amending its certificate of incorporation to declassify its board of directors or approving any such amendment, or (E) otherwise), (2) redeem or otherwise repurchase (directly or through an Affiliate) any stock, or rights to acquire stock except (A) to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48), (B) to the extent reasonably necessary to pay the total tax liability arising from the vesting of an Equity Award, or (C) through a net exercise of an Equity Award, (3) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the relative voting rights of its capital stock (including through the conversion of any capital stock into another class of capital stock), (4) merge or consolidate, or agree to merge or consolidate, Parent or Spinco with any other Person (other than pursuant to the Merger) unless, in the case of a merger or consolidation, Parent or Spinco (as applicable) is the survivor of such merger or consolidation or (5) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made in the Tax Materials) which in the aggregate (and taking into account the Merger) would, when combined with any other direct or indirect changes in ownership of Parent or Spinco capital stock pertinent for purposes of Section 355(e) of the Code, have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a fifty percent (50%) or greater interest in Parent or Spinco or would reasonably be expected to result in a failure to preserve the Tax-Free Status of the Transactions; and

(iv)shall not and shall not permit any member of the Spinco Group, to sell, transfer, or otherwise dispose of or agree to, sell, transfer or otherwise dispose (including in any transaction treated for U.S. federal income tax purposes as a sale, transfer or disposition) of assets (including, any shares of capital stock of a Subsidiary) that, in the aggregate, constitute more than thirty percent (30%) of the consolidated gross assets of Spinco or the Spinco Group; provided, that this clause (iv) shall not apply to (1) sales, transfers, or dispositions of assets in the ordinary course of business, (2) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (3) any assets transferred to a Person that is disregarded as an entity separate from the transferor for U.S. federal income tax purposes or (4) any mandatory or optional repayment (or pre-payment) of any indebtedness of Spinco or any member of the Spinco Group; provided, further that the percentages of gross assets or consolidated gross assets of Spinco or the Spinco Group, as the case may be, sold, transferred, or otherwise disposed of, shall be based on the fair market value of the gross assets of Spinco and the members of the Spinco Group as of the Distribution Date. For purposes of this Section 4.2(c)(iv), a merger of Spinco or one of its Subsidiaries with and into any Person that is not a wholly owned Subsidiary of Spinco shall constitute a disposition of all of the assets of Spinco or such Subsidiary.

(d)Notwithstanding the restrictions imposed by Sections 4.2(b) and 4.2(c), Parent, Spinco or a member of the Spinco Group may take any of the actions or transactions described therein if Spinco either (i) obtains an Unqualified Tax Opinion in form and substance reasonably satisfactory to Remainco, (ii) obtains a ruling from the IRS to the effect that such actions or transactions will not affect the Tax-Free Status of the Transactions (a “Post-Distribution Ruling”) or (iii) obtains the prior written consent of Remainco waiving the requirement that Spinco obtain an Unqualified Tax Opinion or Post-Distribution Ruling, such waiver to be provided in Remainco’s sole and absolute discretion. Remainco shall cooperate in good faith with any reasonable requests of Spinco in connection with securing any Post-Distribution Ruling or Unqualified Tax Opinion. Remainco’s evaluation of an Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such opinion. Spinco shall bear all costs and expenses of securing any such Unqualified Tax Opinion or Post-Distribution Ruling and shall reimburse Remainco for all reasonable out-of-pocket expenses that Remainco or any of its Affiliates may incur in good faith in connection with obtaining or evaluating any such Unqualified Tax Opinion or Post-Distribution Ruling. Except as otherwise provided in Section 5.1(d), neither the delivery of an Unqualified Tax Opinion, receipt of a Post-Distribution Ruling nor Remainco’s waiver of Spinco’s obligation to deliver an Unqualified Tax Opinion or obtain a Post-Distribution Ruling shall limit or modify Parent’s or Spinco’s continuing indemnification obligation Pursuant to Article V.

ARTICLE V

INDEMNITY OBLIGATIONS

Section 5.1Indemnity Obligations.

(a)Remainco shall indemnify and hold harmless Spinco from and against, and will reimburse Spinco for, (i) all liability for Taxes allocated to Remainco pursuant to Article II, (ii) all Taxes and Tax-Related Losses attributable thereto arising out of, based upon, or relating or attributable to any breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the Remainco Group pursuant to this Agreement, (iii) the amount of any Refund received by any member of the Remainco Group that is allocated to Spinco pursuant to Section 2.7(a) and (iv) any Distribution Taxes and Tax-Related Losses attributable to a Remainco Disqualifying Action.

(b)Except as otherwise provided in Section Error! Reference source not found., without regard to whether an Unqualified Tax Opinion may have been provided, any Post-Distribution Ruling obtained or whether any action is permitted or consented to hereunder and notwithstanding anything else to the contrary contained herein, in the Separation Agreement, the Merger Agreement or other Ancillary Agreement, Parent and Spinco shall indemnify and hold harmless Remainco from and against, and will reimburse Remainco for, (i) all liability for Taxes allocated to Spinco pursuant to Article II, (ii) all Taxes and Tax-Related Losses attributable thereto arising out of, based upon, or relating or attributable to any breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the Spinco Group pursuant to this Agreement, (iii) the amount of any Refund received by any member of the Spinco Group that is allocated to Remainco pursuant to Section 2.7(a) and (iv) any Distribution Taxes and Tax-Related Losses attributable to a Spinco Disqualifying Action .

(c)Except as otherwise provided in Section Error! Reference source not found., if any Distribution Taxes are (i) not attributable to either a Remainco Disqualifying Action or a Spinco Disqualifying Action or (ii) attributable to both a Remainco Disqualifying Action and a Spinco Disqualifying Action, then Remainco shall bear fifty percent (50%) and Parent and Spinco shall bear fifty percent (50%) of such Distribution Taxes and corresponding Tax-Related Losses.

(d)If any Distribution Taxes or Tax-Related Losses attributable thereto are attributable to any action or transaction constituting a Spinco Disqualifying Action with respect to which Spinco obtains both (i) the prior written consent of Remainco in satisfaction of Section 4.2(d)(iii) and (ii) either an Unqualified Tax Opinion in form and substance reasonably satisfactory to Remainco in satisfaction of Section 4.2(d)(i) or a Post-Distribution Ruling in satisfaction of Section 4.2(d)(ii), then Remainco shall bear fifty percent (50%) and Parent and Spinco shall bear fifty percent (50%) of such Distribution Taxes and corresponding Tax-Related Losses.

Section 5.2Indemnification Payments.

(a)Except as otherwise provided in this Agreement, if either Party (the “Indemnitee”) is required to pay to a Taxing Authority a Tax or to another Person a payment in respect of a Tax that the other Party (the “Indemnifying Party”) is liable for under this Agreement, including as the result of a Final Determination, the Indemnitee shall notify the Indemnifying Party, in writing, of its obligation to pay such Tax and, in reasonably sufficient detail, its calculation of the amount due by such Indemnifying Party to the Indemnitee, including any Tax-Related Losses attributable thereto. The Indemnifying Party shall pay such amount, including any Tax-Related Losses attributable thereto, to the Indemnitee no later than the later of (i) five (5) Business Days prior to the date on which such payment is due to the applicable Taxing Authority or (ii) thirty (30) Business Days after the receipt of notice from the other Party. Any Tax indemnity payment required to be made pursuant to this Agreement shall be reduced by any corresponding Tax Benefit payment required to be made to the Indemnifying Party by the Indemnitee pursuant to Section 2.8. For the avoidance of doubt, a Tax Benefit payment is treated as corresponding to a Tax indemnity payment to the extent the Tax Benefit realized is directly attributable to the same Tax item (or adjustment of such Tax item pursuant to a Final Determination) that gave rise to the Tax indemnity payment.

(b)If, as a result of any change or redetermination, any amount previously allocated to and borne by one Party pursuant to the provisions of Article II is thereafter allocated to the other Party, then, no later than thirty (30) Business Days after such change or redetermination, such other Party shall pay to such Party the amount previously borne by such Party which is allocated to such other Party as a result of such change or redetermination.

(c)If an Indemnitee receives a Refund with respect to a Tax Contest for which the Indemnifying Party made an indemnity payment to the Indemnitee pursuant to Section 5.2(a), the Indemnitee shall pay the amount of such Refund to the Indemnifying Party, such payment to the Indemnifying Party not to exceed such indemnity payment, no later than thirty (30) Business Days after the receipt of such Refund.

Section 5.3Payment Mechanics.

(a)All payments under this Agreement shall be made by Remainco directly to Spinco and by Spinco directly to Remainco; provided, however, that if the Parties mutually agree with respect to any such indemnification payment, any member of the Remainco Group, on the one hand, may make such indemnification payment to any member of the Spinco Group, on the other hand, and vice versa. All indemnification payments shall be treated in the manner described in Section 5.4.

(b)In the case of any payment of Taxes made by a Responsible Party or Indemnitee pursuant to this Agreement for which such Responsible Party or Indemnitee, as the case may be, has received a payment from the other Party, such Responsible Party or Indemnitee shall provide to the other Party a copy of any official government receipt received with respect to the payment of such Taxes to the applicable Taxing Authority (or, if no such official governmental receipts are available, executed bank payment forms or other reasonable evidence of payment).

Section 5.4Treatment of Payments. The Parties agree that any payment made among the Parties pursuant to this Agreement (other than any payment of interest accruing after the Distribution Date) shall be treated, to the extent permitted by Law, for all U.S. federal income tax purposes as either (i) a non-taxable contribution by Remainco to Spinco or (ii) a distribution by Spinco to Remainco, and, with respect to any payment made among the Parties pursuant to this Agreement after the Distribution, such payment shall be treated as having been made immediately prior to the Distribution.

ARTICLE VI

TAX CONTESTS

Section 6.1Notice. Each Party shall notify the other Party in writing within ten (10) Business Days after receipt by such Party or any member of its Group of a written communication from any Taxing Authority with respect to any pending or threatened audit, claim, dispute, suit, action, proposed assessment or other proceeding (a “Tax Contest”) concerning any Taxes for which the other Party may be liable pursuant to this Agreement, and thereafter shall promptly forward or make available to such Party copies of notices and communications relating to such Tax Contest.

Section 6.2Separate Returns.

(a)If, pursuant to Article II hereof, Spinco has sole liability for the Taxes that are the subject of a Tax Contest with respect to any Separate Return, then subject to Section 6.5 and Section 6.6, Spinco shall have the sole responsibility and right to control the prosecution of such Tax Contest, including the exclusive right to communicate with agents of the applicable Taxing Authority and to control, resolve, settle, or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of such Tax Contest.

(b)With respect to any Tax Contest other than those described in Section 6.2(a), subject to Section 6.5 or Section 6.6, Remainco shall have the sole responsibility and right to control the prosecution of such Tax Contest, including the exclusive right to communicate with agents of the applicable Taxing Authority and to control, resolve, settle, or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of such Tax Contest.

Section 6.3Joint Return. In the case of any Tax Contest with respect to any Joint Return, Remainco shall, subject to Section 6.5 and Section 6.6, have the sole responsibility and right to control the prosecution of such Tax Contest, including the exclusive right to communicate with agents of the applicable Taxing Authority and to control, resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted, or assessed in connection with or as a result of such Tax Contest.

Section 6.4Obligation of Continued Notice. During the pendency of any Tax Contest or threatened Tax Contest, each of the Parties shall provide prompt notice to the other Party of any written communication received by it or a member of its respective Group from a Taxing Authority regarding any Tax Contest for which it is indemnified by the other Party hereunder or for which it may be required to indemnify the other Party hereunder. Such notice shall attach copies of the pertinent portion of any written communication from a Taxing Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Taxing Authority in respect of any such matters. Such notice shall be provided in a reasonably timely fashion; provided, however, that in the event that timely notice is not provided, a Party shall be relieved of its obligation to indemnify the other Party only to the extent that such delay results in actual increased costs or actual prejudice to such other Party.

Section 6.5Settlement Rights. Unless waived by the Parties in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement: (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Taxing Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iii) the Controlling Party shall defend such Tax Contest diligently and in good faith; and (iv) the Controlling Party shall not settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed without the prior written consent of the Non-Controlling Party (not to be unreasonably withheld, conditioned or delayed). The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement, except to the extent the Non-Controlling

Party is actually harmed thereby, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

Section 6.6Tax Contest Participation. Unless waived by the Parties in writing, the Controlling Party shall provide the Non-Controlling Party with written notice reasonably in advance of, and the Non-Controlling Party shall have the right to attend and participate in, any formally scheduled meetings with Taxing Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement (including any Tax Contest related to the Tax-Free Status of the Transactions) or may reasonably be expected to give rise to Tax liabilities of the Non-Controlling Party for any Post-Distribution Period. The failure of the Controlling Party to provide any notice specified in this Section 6.7 to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

ARTICLE VII

COOPERATION

Section 7.1General.

(a)Each Party shall fully cooperate, and shall cause all members of such Party’s Group to fully cooperate, with all reasonable requests in writing from the other Party, or from an agent, representative or advisor to such Party, in connection with the preparation and filing of any Tax Return, claims for Refunds, the conduct of any Tax Contest, and calculations of amounts required to be paid pursuant to this Agreement, in each case, related or attributable to or arising in connection with Taxes of either Party or any member of either Party’s Group covered by this Agreement and the establishment of any reserve required in connection with any financial reporting (a “Tax Matter”). Such cooperation shall include the provision of any information reasonably necessary or helpful in connection with a Tax Matter and shall include, without limitation, at each Party’s own cost:

(i)the provision of any Tax Returns of either Party or any member of either Party’s Group, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities; and

(ii)the execution of any document (including any power of attorney) in connection with any Tax Contest of either Party or any member of either Party’s Group, or the filing of a Tax Return or a Refund claim of either Party or any member of either Party’s Group.

Each Party shall make its employees and facilities available, without charge, on a mutually convenient basis to facilitate such cooperation.

Section 7.2Consistent Treatment. Unless and until there has been a Final Determination to the contrary, each Party agrees not to take any position on any Tax Return, in connection with any Tax Contest or otherwise that is inconsistent with (a) the treatment of payments between the Remainco Group and the Spinco Group as set forth in Section 5.4, (b) the Tax Materials or (c) the Tax-Free Status of the Transactions.

ARTICLE VIII

RETENTION OF RECORDS; ACCESS

Section 8.1Retention of Records. For so long as the contents thereof may become material in the administration of any matter under applicable Tax Law, but in any event until the later of (i) sixty (60) days after the expiration of any applicable statutes of limitation (including any waivers or extensions thereof) and (ii) seven (7) years after the Distribution Date, the Parties shall retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns (collectively, “Tax Records”) in respect of Taxes of any member of either the Remainco Group or the Spinco Group for any Pre-Distribution Period or Post-Distribution Period or for any Tax Contests relating to such Tax Returns. At any time after the Distribution Date when the Remainco Group proposes to destroy any Tax Records, the Remainco Group shall first notify the Parent

Group in writing, and the Parent Group shall be entitled to receive such records or documents proposed to be destroyed. At any time after the Distribution Date when the Spinco Group or Parent Group proposes to destroy any Tax Records, Spinco or Parent, as appropriate, shall first notify Remainco in writing and the Remainco Group shall be entitled to receive such records or documents proposed to be destroyed. The Parties will notify each other in writing of any waivers or extensions of the applicable statute of limitations that may affect the period for which the foregoing records or other documents must be retained.

Section 8.2Access to Tax Records. The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (including, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession and shall permit the other Party and its Affiliates, authorized agents and representatives and any representative of a Taxing Authority or other Tax auditor direct access, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items pursuant to this Agreement. The Party seeking access to the records of the other Party shall bear all costs and expenses associated with such access, including any professional fees.

ARTICLE IX

DISPUTE RESOLUTION

Section 9.1Dispute Resolution. In the event of any dispute between the Parties as to any financial matter covered by this Agreement, the Parties shall appoint a nationally recognized independent public accounting firm (the “Accounting Firm”) to resolve such dispute. In this regard, the Accounting Firm shall make determinations with respect to the disputed items based solely on representations made by Remainco, Spinco, Parent, and their respective representatives, and not by independent review, and shall function only as an expert and not as an arbitrator and shall be required to make a determination in favor of one Party only. The Parties shall require the Accounting Firm to resolve all disputes no later than ninety (90) days after the submission of such dispute to the Accounting Firm, but in no event later than the due date for the payment of Taxes or the filing of the applicable Tax Return, if applicable, and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the Parties. The Accounting Firm shall resolve all disputes in a manner consistent with this Agreement and, to the extent not inconsistent with this Agreement, in a manner consistent with the Past Practices of Remainco and its Subsidiaries, except as otherwise required by applicable Law. The Parties shall require the Accounting Firm to render all determinations in writing and to set forth, in reasonable detail, the basis for such determination. The fees and expenses of the Accounting Firm shall be borne equally by Remainco, on the one hand, and Parent and Spinco, on the other hand.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1Entire Agreement; Construction. This Agreement shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. Except as expressly set forth in this Agreement, the Separation Agreement or any Ancillary Agreement: (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by this Agreement and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement, on the one hand, and the Separation Agreement or any Ancillary Agreement, on the other hand, with respect to such matters, the terms and conditions of this Agreement shall govern. Notwithstanding the foregoing, in the event of any conflict between this Agreement and the Employee Matters Agreement with respect to the Ligand Equity Awards, the OmniAb Equity Awards (as such terms are defined in the Employee Matters Agreement), payroll Taxes, or Code Section 409A, the Employee Matters Agreement shall govern.

Section 10.2Interest on Late Payments. With respect to any payment between the Parties pursuant to this Agreement not made by the due date set forth in this Agreement for such payment, the outstanding amount will accrue interest at a rate per annum equal to the rate in effect for underpayments under Section 6621 of the Code from such due date to and including the payment date.

Section 10.3Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted assigns.

Section 10.4Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party at and after the Distribution Time, to the extent such Subsidiary remains a Subsidiary of the applicable Party.

Section 10.5Assignability. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any party hereto without the prior written consent of the other Party, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void.

Section 10.6No Fiduciary Relationship. The duties and obligations of the Parties, and their respective successors and permitted assigns, contained herein are the extent of the duties and obligations contemplated by this Agreement; nothing in this Agreement is intended to create a fiduciary relationship between the Parties hereto, or any of their successors and permitted assigns, or create any relationship or obligations other than those explicitly described.

Section 10.7Further Assurances. Subject to the provisions hereof, the Parties hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

Section 10.8Survival. Notwithstanding any other provision of this Agreement to the contrary, all representations, covenants and obligations contained in this Agreement shall survive until the expiration of the applicable statute of limitations with respect to any such matter (including extensions thereof).

Section 10.9Notices. All notices, requests, claims, demands and other communications under this Agreement and, to the extent applicable shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by registered or certified mail (return receipt requested), or by e-mail (provided confirmation of transmission is electronically generated and kept on file by the sending party), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.9):

If to Remainco, to:

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Blvd., Suite 110

San Diego, CA 92121

Attn: Chief Financial Officer

E-mail: tespinoza@ligand.com

If to Spinco, to:

OmniAb, Inc.

5980 Horton Street, Suite 405

Emeryville, CA 94608

Attn: Chief Legal Officer

E-mail: cberkman@omniab.com

If to Parent, to:

Avista Public Acquisition Corp. II

65 East 55th Street, 18th Floor

New York, New York 10022

Attn: Benjamin Silbert, General Counsel

Email: Silbert@avistacap.com

Section 10.10Counterparts. This Agreement may be executed in more than one counterpart, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties.

Section 10.11Consents. Any consent required or permitted to be given by any Party to the other Party under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its Group).

Section 10.12Expenses. Except as otherwise specified in this Agreement, or as otherwise agreed in writing between Remainco, Parent, and Spinco, Remainco, Parent, and Spinco shall each be responsible for its own fees, costs and expenses paid or incurred in connection with this Agreement.

Section 10.13Termination and Amendment. This Agreement may not be terminated, modified or amended except by an agreement in writing signed by Remainco, Parent, and Spinco.

Section 10.14Titles and Headings. Titles and headings to articles herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 10.15Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 10.16Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 10.17No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 10.18No Waiver. No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.19Governing Law. This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

Section 10.20Distribution Time. This Agreement shall become effective only upon the Distribution Time on the Distribution Date.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.

AVISTA PUBLIC ACQUISITION CORP. II3

By:
	Name:	[ ● ]
	Title:	[ ● ]

LIGAND PHARMACEUTICALS INCORPORATED

By:
	Name:	[ ● ]
	Title:	[ ● ]

OMNIAB, INC.

By:
	Name:	[ ● ]
	Title:	[ ● ]

3 Note to Draft: To update to Avista’s name post-domestication.

Annex F-1

Execution Copy

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), effective as of the Distribution Time of the Separation and Distribution Agreement (as defined below) (the “Effective Date”), by and between Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand” or “Provider”), and OmniAb, Inc., a Delaware Corporation (“OmniAb”). Each of Provider and OmniAb may be referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, Ligand and OmniAb are parties to a certain Separation and Distribution Agreement dated as of March 23, 2022 (the “Separation and Distribution Agreement”), pursuant to which Ligand has agreed to perform, and OmniAb has agreed to receive, certain Transition Services (as defined below) with respect to OmniAb's operation of the OmniAb Business (as defined in the Separation and Distribution Agreement), subject to, and in accordance with, the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth and set forth in the Separation and Distribution Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as set forth herein.

ARTICLE I

DEFINITIONS

1.1Certain Defined Terms. Unless otherwise specifically provided herein, capitalized terms used, but not otherwise defined, herein shall have the meanings ascribed thereto in the Separation and Distribution Agreement. As used herein, the following terms have the following meanings.

(a)“Affiliate(s)” means, with respect to a particular entity or Person, any Person that controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” will mean, direct or indirect ownership of more than 50% of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or more than 50% of the equity interest in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby the entity or Person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity, or the ability to cause the direction of the management or policies of a corporation or other entity. For purposes of this Agreement, Ligand and OmniAb shall not be considered Affiliates of each other.

(b)“Governmental Authority” means (a) any court, agency, department, authority or other instrumentality of any national, state, county, city or other political subdivision; (b) any public international organization; or (c) any department, agency or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled, in whole or in part, by any government.

(c)“Intellectual Property” means any and all intellectual property and other proprietary rights throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (a) all patents and applications therefor, including all related provisionals, continuations, continuations-in-part, divisionals, reissues, renewals and extensions (“Patents”), (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how (including formulations, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data and customer lists, and all documentation relating to any of the foregoing, (c) all copyrights, copyrightable works, copyright registrations and applications therefor, including all rights of authorship, use, publication, reproduction, distribution, performance and transformation (“Copyrights”), (d) all industrial designs and any registrations and applications therefor, (e) all domain names, uniform resource locators and other names and locators associated with the internet (“Domain Names”), and all social media accounts and handles and app registrations, (f) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”), (g) all rights in databases and data collections, (h) all moral and economic rights of authors and inventors, however denominated, (i) rights in computer software (including source code, object code, firmware, algorithms,

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operating systems and specifications) and related technology, (j) all rights in content (including text, graphics, images, audio, video and data) and computer software included on or used to operate and maintain any websites, including all rights in documentation, files, cgi and other scripts and programming code, (k) all rights of publicity or privacy, including with respect to name, likeness or persona, and (l) all rights to sue or recover and retain damages and costs and attorneys' fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world.

(d)“Law” means any law (including common law), statute, code, ordinance, rule, regulation, order or charge of any Governmental Authority.

(e)“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

(f)“Personal Information” means any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household (including any information related to the health of a person) and any information derived from the foregoing.

(g)“Representatives” means, as to any Person, such Person's Affiliates and its and their successors, owners, controlling Persons, directors, officers, employees, agents, representatives, subcontractors, or other third party acting for or on its behalf, including, as to Provider, any Vendor providing any Transition Services as permitted in this Agreement.

(h)“Recipient” means, with respect to a particular Transition Service, either OmniAb or the applicable member of the OmniAb Group (as defined in the Separation and Distribution Agreement) receiving such Transition Service.

ARTICLE II

TRANSITION SERVICES PROVIDED

2.1Transition Services.

(a)Upon the terms and subject to the conditions set forth in this Agreement, Provider shall provide, or cause one or more of its Representatives to provide, to Recipient each of the services set forth on Schedule A attached hereto (hereinafter referred to individually as a “Transition Service”, and collectively as the “Transition Services”), at the corresponding costs set forth on Schedule A, and Recipient agrees to receive the Transition Services and pay the costs therefor during the time period specified for each such Transition Service in such Schedule or for such other time period as permitted pursuant to this Agreement (hereinafter referred to collectively as the “Service Periods” for all of the Transition Services, and individually a “Service Period” for each Transition Service). The Parties may amend the scale and scope of the Transition Services from time to time upon mutual agreement by executing a signed amendment to Schedule A.

(b)If, within three (3) months following the Effective Date, Recipient identifies in good faith any service that was provided by Provider or one of its Affiliates (excluding the OmniAb Group) to the OmniAb Business during the six (6) month period (or twelve (12) month period solely with respect to activities that are customarily performed on an annual basis) prior to the Effective Date that is not listed on Schedule A and is necessary to effectuate the Separation (an “Omitted Service”), then Recipient shall notify Provider thereof and Schedule A will be deemed amended to include such Omitted Service.

2.2Personnel; Affiliates; Vendors. In providing the Transition Services, Provider may, as it deems necessary or appropriate, (i) use the qualified personnel of Provider or its Affiliates, and (ii) employ the services of qualified third parties (“Vendors”) to the extent that, and subject to the condition that, such Vendor's services (A) were utilized by or for the benefit of the OmniAb Business prior to the Effective Date, (B) are routinely utilized to provide similar services to other businesses of Provider or (C) are reasonably necessary for the efficient performance of such Transition Services. Furthermore, each Party shall, and shall cause its Representatives to, comply, in all material respects, with all Laws which may be applicable to the Transition Services. Each Party shall be responsible for its Representatives, including for such Representatives adhering to any health, safety, and security regulations and other published policies of the other Party while on the other Party's premises or when given access to any equipment, computer, databases, systems, software, network or other files (collectively, “Systems”) owned or controlled by the other Party. If a Party or one or more of its Representatives needs access to the premises or Systems of the other Party or one or more of its Representatives to provide or receive the Transition Services (as applicable), then (x) the accessing Party shall advise the other Party in writing in advance of such access of

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the name of each of the accessing Party's Representatives who shall require such access, (y) the accessing Party and its Representatives shall not attempt to obtain access to, use or interfere with any of the premises or Systems of the other Party or such other Party's Representatives, except to the extent permitted by the other Party or required to do so to provide or receive the Transition Services (as applicable), and (z) the accessing Party and its Representatives shall not intentionally damage, disrupt or impair the normal operation of any of the premises or Systems of the other Party or such other Party's Representatives.

2.3Coordinators. Each of Provider and Recipient shall nominate a representative to act as its primary contact person to coordinate the provision of all Transition Services (collectively, the “Primary Coordinators”). Each Primary Coordinator may designate one or more service coordinators for each specific Transition Service (the “Service Coordinators”). Each Party may treat an act of a Primary Coordinator or Service Coordinator of another Party as being authorized by such other Party without inquiring behind such act or ascertaining whether such Primary Coordinator or Service Coordinator had authority to so act, provided, however, that no such Primary Coordinator or Service Coordinator has authority to amend this Agreement. Provider and Recipient shall advise each other promptly (in any case no more than five (5) business days) in writing of any change in the Primary Coordinators and any Service Coordinator for a particular Transition Service, setting forth the name of the Primary Coordinator or Service Coordinator to be replaced and the name of the replacement, and certifying that the replacement Primary Coordinator or Service Coordinator is authorized to act for such Party in all matters relating to this Agreement, in the case of a Primary Coordinator or, in the case of a Service Coordinator, with respect to the Transition Service for which such Service Coordinator has been designated. Provider and Recipient each agrees that all communications relating to the provision of the Transition Services shall be directed to the Service Coordinators for such Transition Service with copies to the Primary Coordinators. Provider's initial Primary Coordinator shall be Matthew Korenberg. Recipient's initial Primary Coordinator shall be Matt Foehr.

2.4Level of Transition Services.

(a)Recipient acknowledges and agrees that Provider is not in the business of providing services to third parties and is entering into this Agreement only in connection with the Separation and Distribution Agreement. Provider shall, and shall cause each of its Representatives to, provide the Transition Services with substantially the same degree of skill, quality and standard of care as that utilized by Provider (or its Affiliates) to perform similar activities in the six (6) month period (or twelve (12) month period solely with respect to activities that are customarily performed on an annual basis) prior to the Effective Date, and, in any event, no less than with commercially reasonable care and diligence (collectively, the “Services Standard”). Under no circumstances shall Provider or any of its Representatives be held accountable to a greater standard of care, efforts or skill than the Services Standard in the performance of the Transition Services. Recipient acknowledges and agrees that (i) the Transition Services do not include the exercise of business judgment or general management for Provider and (ii) NEITHER PROVIDER NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE TRANSITION SERVICES.

(b)If the Transition Services to be provided to Recipient materially increase in scale or in scope as compared to the level of the similar services provided in connection with the operation of the OmniAb Business as of the Effective Date, Provider may, at its election, choose to not provide such increased scale or scope of Transition Services, and if Provider elects to perform such increased scale or scope of Transition Services, all costs incurred in connection therewith shall be mutually agreed upon by Provider and Recipient prior to the time such additional Transition Services are performed, shall be set forth in an amended Schedule A, and shall be borne by Recipient.

(c)In addition to being subject to the terms and conditions of this Agreement for the provision of the Transition Services, Provider and Recipient each agree that the Transition Services provided by any Vendor shall be subject to the terms and conditions of any agreements between Provider and such Vendor, which agreements shall be on substantially the same conditions as Provider would enter into with such Vendor for its own account, and no such agreements shall be binding on Recipient after the Term hereof without Recipient's express written consent. Provider shall consult with Recipient concerning the terms and conditions of any such agreements to be entered into, or proposed to be entered into, or amended, with any Vendors after the Effective Date.

(d)Without relieving Provider of its obligation to perform the Transition Services in accordance with the Services Standard, Provider shall not be (i) obligated to perform the Transition Services to the extent that such performance would be unlawful or that would require Provider to violate applicable Law; (ii) obligated to perform the Transition Services to the extent that such performance, in Provider's reasonable determination, could create deficiencies in Provider's controls over financial information or

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adversely affect the maintenance of Provider's financial books and records or the preparation of its financial statements; (iii) obligated to hire any additional employees to perform the Transition Services or maintain the employment of any specific employee; (iv) obligated to hire replacements for employees that resign, retire or are terminated; (v) obligated to enter into retention agreements with employees or otherwise provide any incentive beyond payment of regular salary and benefits; (vi) prevented from transferring after the Effective Date any employees who were supporting the business operations as of the Effective Date to support other business operations for Provider or its Affiliates or to assume other roles with Provider or its Affiliates to the extent such employees are not required to provide Transition Services; (vii) prevented from determining, in its sole discretion, the individual employees who will provide Transition Services; or (viii) obligated to purchase, lease or license any additional equipment or software.

2.5Transitional Nature of Services. Recipient acknowledges and agrees that the Transition Services are intended only to be transitional in nature, and shall be furnished by Provider only during the Service Periods. Recipient shall use commercially reasonable efforts to have sufficient resources available to it at the end of the Service Periods to perform the Transition Services (or have the Transition Services performed) without the involvement of Provider, its Affiliates or any of its or their respective employees or agents upon the termination or expiration of a Service Period for an applicable Transition Service.

2.6Location of Services Provided; Travel Expenses. Provider shall provide the Transition Services to Recipient from locations of Provider's choice in its sole discretion except to the extent the nature of the Transition Services necessitates performance at a specific location, as mutually agreed upon by the Parties. Subject to Section 3.1, should the provision of the Transition Services require any directors, officers, employees, agents, representatives, or subcontractors of Provider or its Affiliates to travel beyond fifty (50) miles from his or her employment location, Recipient shall reimburse Provider for all reasonable travel-related out-of-pocket costs, consistent with Provider's travel policy as provided to Recipient in advance in writing.

2.7Limitation of Liability.

The Parties hereto acknowledge and agree that the Transition Services are provided by Provider: (a) at the request of Recipient in order to accommodate it following the closing under the Separation and Distribution Agreement; (b) at the costs set forth on Schedule A hereto and with no expectation of profit being made by Provider thereon; and (c) with the expectation that Provider is not assuming any financial or operational risks, including those usually assumed by a service provider, except for those risks explicitly set forth herein. Accordingly, each Party agrees that, absent gross negligence or willful misconduct, and except for breaches of Article V (Confidentiality) and except for a Party's obligations under Section 2.8 (Indemnification), the other Party, its Affiliates and their directors, officers, employees, representatives, consultants and agents shall not be liable for any indirect, special, incidental or consequential damages, including lost profits or savings, whether or not such damages are foreseeable, or for any third party claims relating to the Transition Services or each Party's performance under this Agreement. Notwithstanding anything to the contrary contained herein, in the event Provider commits an error with respect to or incorrectly performs or fails to perform any Transition Service, at Recipient's request, Provider shall use commercially reasonable efforts and in good faith attempt to correct such error, re-perform or perform such Transition Service at no additional cost to Recipient; provided that, absent gross negligence or willful misconduct, and assuming that Provider uses commercially reasonable data backup processes, Provider shall have no obligation to recreate any lost or destroyed data to the extent the same cannot be cured by the re-performance of the Transition Service in question.

2.8Indemnification.

(a)Recipient shall indemnify, defend and hold harmless Provider and its Affiliates and its and their respective officers, directors, employees, representatives, subcontractors and agents from and against any and all damages, liabilities, losses, taxes, fines, penalties, costs and expenses (including, without limitation, reasonable fees of counsel) incurred by any of them in connection with any Third Party Claim (as defined below) (each, a “Loss” and, collectively, the “Losses”) relating to, arising out of or resulting from or based on (i) Recipient's material breach of this Agreement or (ii) any gross negligence or willful misconduct of Recipient, (iii) Provider's provision of the Transition Services as directed or requested by Recipient, or (iv) Recipient's use or exploitation of any work product provided by Provider in the performance of the Transition Services, except in each case (i), (ii), (iii), and (iv) to the extent such Losses are subject to indemnification pursuant to Section 2.8(b).

(b)Provider hereby agrees to indemnify, defend and hold harmless Recipient and its Affiliates and its and their respective officers, directors, employees, representatives, subcontractors and agents from and against any and all Losses relating to, arising out of or resulting from (i) Provider's material breach of this Agreement or (ii) any gross negligence or willful misconduct in the

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performance of its obligations under this Agreement, except in each case of (i) and (ii) to the extent such Losses are subject to indemnification pursuant to Section 2.8(a).

(c)To the maximum extent permitted by applicable Law, each Party's and its Affiliates' and each of its and their respective subcontractors' officers', directors', employees' and agents' sole and exclusive remedy with respect to any and all claims relating to the Transition Services shall be pursuant to the indemnification provisions set forth in this Section 2.8.

2.9Indemnification Procedures.

(a)If any claim or demand is made by a third party (including any action or proceeding commenced or threatened to be commenced) with respect to which a Party seeking indemnification (the “Indemnified Party”) intends to seek indemnity under Section 2.8 (a “Third Party Claim”), the Indemnified Party shall promptly give written notice thereof to the other Party (the “Indemnifying Party”) indicating, with reasonable specificity, the nature of such Third Party Claim, the basis therefor, and a copy of any documentation received from such third party. A failure by the Indemnified Party to give notice and to tender the defense of any action or proceeding in a timely manner pursuant to this Section 2.9(a) shall not limit the obligation of the Indemnifying Party under Section 2.8, except to the extent such Indemnifying Party is actually and materially prejudiced thereby.

(b)Upon receipt of a notice for indemnity from the Indemnified Party pursuant to Section 2.9(a) with respect to any Third Party Claim, the Indemnifying Party shall have the right to assume the defense of, at its own expense and by its own counsel, any such Third Party Claim. If the Indemnifying Party shall, in accordance with the immediately preceding sentence, undertake to compromise or defend any such Third Party Claim, it shall notify the Indemnified Party of its intention to do so, and the Indemnified Party shall agree to cooperate with the Indemnifying Party and its counsel in the compromise of, or defense against, any such Third Party Claim; provided that the Indemnifying Party shall not settle or compromise any such Third Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement or compromise fully and irrevocably releases the Indemnified Party in connection with such Third Party Claim and provides relief consisting solely of money damages borne by the Indemnifying Party. Notwithstanding an election of the Indemnifying Party to assume the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate legal counsel, its own cost and expense, and to participate in the defense thereof.

2.10Modification of Transition Services Procedures.

(a)Subject to the procedure set forth in this Section 2.10 to the extent applicable, Provider may make changes from time to time in its standards and procedures for performing the Transition Services, provided that any such change shall not interfere in any material respect with the continued provision or cost of the Transition Services. Notwithstanding the foregoing sentence, unless required by Law, Provider shall not implement any substantial or material changes to such standards and procedures in a manner affecting the operation of the OmniAb Business unless Recipient agrees in writing to such changes and Provider gives Recipient ten (10) business days to adapt its operations to accommodate such changes to the extent commercially reasonable.

(b)During the term of this Agreement, if Recipient intends to make any changes that may affect the provision of any of the Transition Services, Recipient shall provide Provider with a plan identifying any changes as soon as reasonably practicable, but in any case no less than ten (10) business days before implementing such changes; provided, however, that Provider shall not be required to alter the method in which it provides any of the Transition Services or increase the level of any such Transition Services in any material manner except as expressly provided herein; provided, further, however, that the failure of Recipient to provide such notice shall not alter or diminish Provider's obligations to provide the Transition Services on the terms set forth herein except where the failure to provide notice has materially increased Provider's cost or burden to provide such Transition Service.

2.11Cooperation. The Parties will use commercially reasonable efforts to reasonably cooperate and cause each of their respective Representatives to reasonably cooperate in a professional and workmanlike manner with each other to the extent necessary to assist the other Party in performance of its obligations under this Agreement, including with respect to the provision and receipt of the Transition Services. Such cooperation shall include exchanging information relevant to and reasonably necessary for the provision or receipt of the Transition Services hereunder and the performance of such other duties and tasks as may be reasonably required for the provision or receipt of the Transition Services. Without limiting the foregoing:

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(a)Recipient shall permit Provider and its Representatives reasonable access during regular business hours (or otherwise upon reasonable prior notice) to any data, records and personnel involved in receiving or overseeing the Transition Services as reasonably requested by Provider to facilitate Provider's performance of this Agreement. Any such data and records shall be subject to Article V. Before the Parties exchange any Personal Information in connection with the Transition Services, the Parties will enter into a data processing agreement in accordance with applicable Laws.

(b)Provider shall use commercially reasonable efforts to obtain any consents, licenses, waivers or approvals necessary to permit Provider to perform its obligations hereunder; provided, however, that under no circumstances shall Provider be obligated to provide the relevant part of any Transition Services to the extent that (i) Provider is unable to obtain necessary third party consents, licenses, waivers or approvals relating to such part of the Transition Services on commercially reasonable terms, (ii) in order to provide such part of the Transition Services, Provider will have an obligation to make any payments to any Third Party or incur any obligations in respect of any such consents, licenses, waivers or approvals, which payments are not subject to reimbursement by Recipient or which other obligations are not assumed by Recipient hereunder, (iii) Provider would be obligated to make any alternative arrangements in the event that any such consents, licenses, waivers or approvals are not obtained (but only to the extent such arrangements would not be commercially reasonable) or (iv) Provider would be required to seek broader rights or more favorable terms with respect to any consents, licenses, waivers or approvals than those applicable immediately prior to the date hereof where the costs of obtaining the same are not subject to reimbursement by Recipient.

(c)Recipient shall obtain all necessary consents, licenses, waivers and approvals necessary for it to receive the Transition Services and perform its obligations under this Agreement.

ARTICLE III

COMPENSATION

3.1Consideration. As consideration for the Transition Services, Recipient shall pay to Provider the amount specified for each such Transition Service as set forth in Schedule A, including any “pass-through costs” expressly identified as such in Schedule A. The fees set forth on Schedule A will be equitably reduced if any Transition Service is suspended, terminated or removed from the scope of this Agreement and will be equitably prorated for partial months. In addition, Recipient shall reimburse Provider (upon receipt of applicable receipts and other reasonable supporting documentation if requested by Provider) for all reasonable documented out of pocket costs of Provider in connection with performance of the Transition Services by Provider, including: (a) shipping and transportation costs (including the cost of any insurance related thereto), duties and other taxes (excluding taxes on Provider's income); (b) travel-related costs, (c) out of pocket costs or expenses incurred with third parties by Provider, its Affiliates or subcontractors, including for the extraction, conversion and transfer of data and (d) any other out of pocket costs and expenses incurred with third parties described herein as reimbursable by Provider (the “Reimbursable Expenses”); provided that if any particular Reimbursable Expense exceeds Ten Thousand Dollars ($10,000), Provider must obtain Recipient's consent prior to any obligation of Recipient to reimburse Provider for such Reimbursable Expense; provided, further that until Recipient consents to such Reimbursable Expenses exceeding Ten Thousand Dollars ($10,000), Provider shall not be required to provide the relevant part of the Transition Services for which such Reimbursable Expenses exceeding Ten Thousand Dollars ($10,000) is necessary.

3.2Invoices. Provider shall, on a monthly basis on the last day of each calendar month, submit a single itemized invoice to Recipient for all Transition Services provided to Recipient during such month. All invoices shall be sent to the attention of the Primary Coordinators at the address set forth in Section 7.5 hereof or to such other address as Recipient shall have specified by notice in writing to Provider.

3.3Payment of Invoices.

(a)Recipient shall pay any undisputed invoice for Transition Services promptly but in no event later than thirty (30) days after the date of receipt of such invoice and such payment shall be made by wire transfer of immediately available funds to such bank account as shall have been notified in writing to Recipient by Provider. Payment of all invoices in respect of the Transition Services shall be made by check or electronic funds transmission in U.S. Dollars, without any offset or deduction of any nature whatsoever (except that offset or deduction may be made in regard to other invoiced amounts due under this Agreement or to the extent of a dispute in good faith concerning amounts due under this Agreement). All payments shall be made to the account designated by Provider to Recipient.

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(b)If any payment is not paid when due (except to the extent disputed in good faith) and Recipient does not make such payment within thirty (30) days of receiving a past-due notice from Provider, Provider shall have the right, without any liability to Recipient, or anyone claiming by or through Recipient, to, upon written notice to Recipient, immediately cease providing any or all of the Transition Services provided by Provider to Recipient and/or to terminate this Agreement in its entirety, which right may be exercised by Provider in its sole and absolute discretion. Notwithstanding the above, Provider shall not cease providing any Transition Service or terminate this Agreement if such lack of payment is due to a good faith dispute, the details of which Recipient has indicated to Provider in writing.

ARTICLE IV

OWNERSHIP OF INTELLECTUAL PROPERTY

4.1Ownership; Delivery. Except as expressly set forth herein, neither Party will obtain, by virtue of this Agreement or the Transition Services, by implication or otherwise, any rights of ownership or use of any property or Intellectual Property owned by the other. All Intellectual Property conceived, created or made by Provider or any of its Representatives (whether alone or jointly with Recipient) in the course of Provider's performance of the Transition Services and other activities under this Agreement that are (a) exclusively related to the OmniAb Business and/or (b) based on, derived from, or improvements of any of Recipient's background Intellectual Property (altogether, (a) and (b), the “Assigned IP”) shall be solely owned by Recipient, and Provider hereby assigns to Recipient all of Provider's right, title, and interest in and to such Assigned IP. All other Intellectual Property conceived, created or made by Provider or any of its Representatives in the course of Provider's or such Representative's performance of any Transition Services or other activities under this Agreement shall be solely owned by Provider.

4.2Limited Licenses.

(a)Recipient (on behalf of itself and its controlled Affiliates) hereby grants to Provider a limited, non-exclusive, royalty-free, non-transferable license, with the right to grant sublicenses to its Affiliates and its and their subcontractors during the Service Periods, under the Intellectual Property owned or controlled by Recipient, solely to the extent necessary for Provider and its Affiliates and its and their subcontractors to perform the Transition Services hereunder for the benefit of Recipient during the applicable Services Period.

(b)Provider (on behalf of itself and its controlled Affiliates) hereby grants to Recipient and its Affiliates a limited, non-exclusive, royalty-free, non-transferable license, with the right to grant sublicenses to its and their Affiliates and subcontractors, under the Intellectual Property owned or controlled by Provider, solely to the extent necessary for Recipient and its Affiliates and its and their subcontractors to (i) receive the Transition Services during the applicable Service Period and/or (ii) use or exploit any deliverables provided by Provider to Recipient as part of the Transition Services in the operation of the OmniAb Business.

ARTICLE V

CONFIDENTIALITY

5.1Confidential Information.

(a)Each Party recognizes that in the performance of this Agreement, or as a result of the Parties' ongoing relationship, non-public, Confidential Information (as defined in the Separation and Distribution Agreement) belonging to the other Party regarding the Transition Services may be disclosed or become known to the Party or its Affiliates. Unless otherwise expressed in writing to the other Party, confidential information and confidential materials concerning a Party's business and products (including information and materials contained in technical data, information concerning the OmniAb Business, financial information and data, strategies and marketing and customer information), including that expressed orally, that is exchanged between the Parties in connection with the performance of this Agreement shall be considered to be Confidential Information.

(b)Notwithstanding any termination of this Agreement, Provider and Recipient shall hold and shall cause their respective Representatives to hold, in strict confidence (and not to disclose or release or, except as otherwise permitted by this Agreement or the Separation and Distribution Agreement, use, including for any ongoing or future commercial purpose, without the prior written consent of the Party to whom the Confidential Information relates (which may be withheld in such Party's sole and absolute discretion, except where disclosure is required by applicable Law), any and all Confidential Information concerning or

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belonging to the other Party or its Affiliates; provided that each Party may disclose, or may permit disclosure of, Confidential Information: (i) to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Information (as defined in the Separation and Distribution Agreement) for auditing and other non-commercial purposes and are informed of the obligation to hold such Information confidential and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or its Affiliates or any of its respective Subsidiaries is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule or is advised by outside counsel in connection with a proceeding brought by a Governmental Authority that it is advisable to do so, (iii) as required in connection with any legal or other proceeding by one Party against the other Party or in respect of claims by one Party against the other Party brought in a proceeding, (iv) as necessary in order to permit a Party to prepare and disclose its financial statements in connection with any regulatory filings or tax returns, (v) as necessary for a Party to enforce its rights or perform its obligations under this Agreement or the Separation and Distribution Agreement, (vi) to Governmental Authorities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information at least as protective of such Confidential Information as this Agreement. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a third party pursuant to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such affected Party a reasonable opportunity to seek an appropriate protective order or other remedy, which such Party will cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party which faces the disclosure requirement shall furnish only that portion of the Confidential Information that is required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded such Confidential Information.

(c)Each Party acknowledges that it and its Affiliates may have in its or their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements with such third party while such Party and/or its Affiliates were part of the Ligand Group. Each Party shall comply, shall cause its Affiliates to comply, and shall cause its and their respective officers, employees, agents, consultants and advisors (or potential buyers) to comply, with all terms and conditions of any such third-party agreements entered into prior to the Effective Date, with respect to any confidential and proprietary Information of third parties to which it or any other member of its Group has had access.

(d)Notwithstanding anything to the contrary set forth herein, (i) the Parties shall be deemed to have satisfied their obligations hereunder with respect to Confidential Information if they exercise at least the same degree of care that applies to Ligand's confidential and proprietary information pursuant to policies in effect as of the Effective Date and (ii) confidentiality obligations provided for in any Contract between each Party or its Affiliates or Subsidiaries and their respective employees shall remain in full force and effect. Notwithstanding anything to the contrary set forth herein, Confidential Information of a Party in the possession of and used by the other Party as of the Effective Date may continue to be used by such Party in possession of the Confidential Information in and only in the operation of the OmniAb Business; provided that such Confidential Information may only be used by such Party and its officers, employees, agents, consultants and advisors in the specific manner and for the specific purposes for which it is used as of the Effective Date, and may only be shared with additional officers, employees, agents, consultants and advisors of such Party on a need-to-know basis exclusively with regard to such specified use; provided further that such Confidential Information may be used only so long as the Confidential Information is maintained in confidence and not disclosed in violation of this Section 5.1.

(e)The Parties agree that irreparable damage may occur in the event that the provisions of this Section 5.1 were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to seek an injunction or injunctions to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(f)Upon expiration of the Service Periods or termination of this Agreement for any reason whatsoever, except for such retention and use as expressly provided for in the Separation and Distribution Agreement, each Party shall not disclose and shall make no further use of the other Party's Confidential Information and upon written request shall immediately destroy or, with respect to Confidential Information in written or other tangible form (including all copies thereof), return to the other Party, all such Confidential Information; provided that (i) each Party shall be entitled to retain one record copy in its legal department solely to determine the extent of its continuing obligations or as otherwise required to comply with applicable Law, and

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(ii) neither Party nor its Representatives shall be required to expunge Confidential Information from computer archiving conducted as part of established record retention policies (provided that the foregoing shall not be deemed to permit the accessing, retrieval or use of any Confidential Information).

ARTICLE VI

TERM

6.1Term. This Agreement shall commence on the Effective Date and shall continue in full force and effect until the earliest of (a) the date on which this Agreement is terminated in accordance with this Article VI or (b) the expiration of the last Service Period, such that Provider is no longer obligated to provide any Transition Services pursuant to this Agreement (the “Term”). If no expiration date is provided for any Transition Service, then such Transition Service will terminate twelve (12) months after the Effective Date, provided that Recipient shall have the right to an extension of each or any Transition Service for up to six (6) months by providing written notice to Provider in advance of the original termination date for such Transition Service if, prior to such request for extension, Recipient has used commercially reasonable efforts to establish analogous capabilities of its own. The Parties will discuss in good faith any subsequent requests to further extend the Transition Services.

6.2Termination of Services.

(a)Recipient may, at any time prior to the end of the Service Period for any Transition Service(s) and upon thirty (30) days' prior written notice to Provider, terminate any Transition Service(s) or this Agreement in its entirety, whereupon, from and after the date of termination specified in such written notice, Provider's obligation to provide such Transition Service(s) to Recipient shall cease and Recipient shall have no obligation to pay Provider for such Transition Service(s) (other than with respect to those Transition Services for which costs will be incurred by Provider as a result of non-cancellable commitments that Provider incurred in good faith in order to provide such Transition Services); provided that if termination of any Transition Service materially inhibits Provider's ability to provide or prevents Provider from providing any other Transition Services (as determined in Provider's sole discretion), Provider shall promptly notify Recipient of such determination and such other Transition Services shall also shall be deemed terminated, subject to Recipient's prior written consent of such termination; and provided further that partial reduction of any specific Transition Service may only be made with the prior written consent of Provider, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)Except as set forth in Section 3.3(b), in the event that either Party breaches any of its material obligations under this Agreement (the “Breaching Party”), the other Party may terminate this Agreement in its entirety upon thirty (30) days' prior written notice (such thirty (30) day period, the “Notice Period”) to the Breaching Party, specifying the breach and its claim of right to terminate; provided, that the termination of this Agreement shall not become effective at the end of the Notice Period if (i) the Breaching Party cures such breach during the Notice Period or (ii) such breach cannot be cured during the Notice Period and the Breaching Party commences and diligently pursues actions to cure such breach within the Notice Period, in which case the Breaching Party shall have an additional thirty (30) day period to cure such breach before such termination shall become effective.

(c)Either Party may terminate this Agreement in its entirety immediately upon written notice to the other Party if the other Party (i) files in any court or with any other Governmental Authority, pursuant to any Law of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of such other Party or of its assets; (ii) is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition is not dismissed within sixty (60) days after the filing thereof; (iii) consents to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such other Party or for any substantial part of its property or makes any assignment for the benefit of creditors; (iv) admits in writing its inability to pay its debts generally as they become due; or (v) has issued or levied against its property any judgment, writ, warrant of attachment or execution or similar process that represents a substantial portion of its property.

(d)Any Transition Service, or this Agreement in its entirety, may be terminated upon the mutual written agreement of Provider and Recipient at any time.

6.3Termination of Obligations. Recipient specifically agrees and acknowledges that all obligations of Provider to provide each Transition Service shall immediately cease upon the expiration of the Service Period (as may be extended as set forth in this

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Agreement) for such Transition Service, and Provider's obligations to provide all of the Transition Services shall immediately cease upon termination of this Agreement. Recipient shall bear sole responsibility for instituting permanent services, or obtaining replacement services, in respect of any Transition Service terminated in accordance with the provisions hereof, and, except to the extent provided in the Schedules, Provider shall bear no liability for Recipient's failure to implement or obtain such service or for any difficulties in transitioning from the Transition Service to such permanent or replacement service.

6.4Accrued Rights. Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration. Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.

6.5Surviving Obligations. Without limiting the foregoing, Article I, Article V and Article VII and Sections 2.7, 2.8, 2.9, 3.2 (solely with respect to accrued, unpaid fees as of such termination or expiration), 3.3 (solely with respect to accrued, unpaid fees as of such termination or expiration), 4.1, 4.2(b)(ii), 6.3 and 6.5 shall survive the termination or expiration of this Agreement for any reason.

ARTICLE VII

MISCELLANEOUS

7.1Non-Solicitation. During the Term of this Agreement and for a period of one (1) month after the Term, neither Party shall, directly or indirectly, in any manner solicit or induce for employment, or hire or engage the services of, any employee of the other Party without the other Party's prior written consent. A general advertisement or notice of a job listing or opening or other similar general publication of a job search or availability of employment positions, including on the internet, shall not be construed as a solicitation or inducement for the purposes of this provision.

7.2Force Majeure. Provider shall not be liable for any failure to perform or any delays in performance (other than the payment of money owed and the providing of indemnity and defense), and Provider shall not be deemed to be in breach or default of its obligations set forth in this Agreement, if, to the extent and for so long as, such failure or delay is due to any causes that are beyond its reasonable control and not to its fault or negligence, including, such causes as acts of God, epidemic, pandemic, natural disasters, fire, flood, severe storm, earthquake, civil disturbance, strike, lockout, riot, order of any court or administrative body, embargo, acts of government, war (whether or not declared), acts of terrorism, or other similar causes. For clarity, in the event of any such delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

7.3Complete Agreement: Construction. This Agreement, including the Schedules hereto, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule hereto, this Agreement shall prevail. No rule of construction that disfavors the drafting party will apply to this Agreement. As used in this Agreement, “including” and words of similar import mean “including but not limited to.” The use of “or” will not be deemed to be exclusive.

7.4Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party.

7.5Notices. All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by read receipt, voice or otherwise) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

To Ligand:

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Blvd., Suite 110

San Diego, CA 92121

Attn: Chief Financial Officer

Email: tespinoza@ligand.com

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To OmniAb:

OmniAb Incorporated

5980 Horton St., Suite 405

Emeryville, California 94608

Attn: Chief Legal Officer

Email: cberkman@omniab.com

7.6Waivers. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party's right to demand strict performance thereafter of that or any other provision hereof.

7.7Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties hereto.

7.8Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly; provided, however, that (a) either Party may assign this Agreement without the other's consent to any of its controlled Affiliates and (b) either Party may assign this Agreement in its entirety to any successor to its business, whether by merger, reorganization or otherwise; provided, further, that any such assignment shall not relieve the assignor of its obligations under this Agreement. Any attempt to assign any rights or obligations arising under this Agreement in contravention with this paragraph shall be null and void ab initio.

7.9Successors and Assigns. The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

7.10Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties hereto and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

7.11Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

7.12Schedules. The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

7.13Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California (without regard to its conflicts of Law doctrines).

7.14Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

7.15Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any third party as creating a partnership or the relationship of principal and agent or joint venturer between the Parties, it being understood and agreed that no provision contained herein, and no act of the Parties, shall be deemed to create any relationship between the Parties other than the relationship of Provider and Recipient of the Transition Services nor be deemed to vest any rights, interests or claims in any third parties.

7.16Insurance. During the Term, Provider shall carry commercially appropriate and customary levels of insurance with a reputable insurance provider covering business interruptions and general liability insurance (including errors & omissions and contractual liability) to protect its own business and property interests.

7.17Audit. During the term of this Agreement and for one (1) year thereafter (or such longer period as may be required by applicable Law), Provider and Recipient shall each use commercially reasonable efforts to maintain complete and accurate records

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related to any Transition Service provided, fees invoiced and payments made hereunder (the “Service Records”). Recipient may request a certified audit of Provider's Service Records from the date of commencement of the Transition Services to be performed by an independent certified public accountant which (a) is reasonably acceptable to Provider and (b) may not be compensated on a contingency basis or otherwise have any financial interest in the outcome of such audit. Any such audit shall be at the expense of Recipient. Recipient may not request such an audit more than one (1) time within any twelve (12) month period with respect to any particular Transition Service. The accountant shall be required to execute a confidentiality and non-disclosure agreement if requested by Provider and shall hold all information confidential. The accountant may reveal to Recipient only the amounts of any underpayment or under reimbursement, or overbilling, as applicable. The accountant shall provide to Provider a final report of its work, including both overbilling and underpayment information. The audit shall take place during normal business hours and upon reasonable notice and such accountant shall use commercially reasonable efforts to minimize interference with the normal business activities of Provider. If any audit reveals an overpayment by Recipient, Provider shall promptly refund to Recipient any such overpayment. In addition, if any audit reveals an overpayment by Recipient exceeding five percent (5%) during the audited period, Provider shall reimburse Recipient for the costs of conducting such audit. If any audit reveals an underpayment by Recipient, Recipient shall promptly pay Provider such underpayment amount.

(Signature Page Follows)

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Execution Copy

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

LIGAND PHARMACEUTICALS INCORPORATED

By:
Name:
Title:

OMNIAB, INC.

By:
Name:
Title:

Annex F-2

Execution Copy

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), effective as of the Distribution Time of the Separation and Distribution Agreement (as defined below) (the “Effective Date”), by and between OmniAb, Inc., a Delaware corporation (“OmniAb” or “Provider”), and Ligand Pharmaceuticals Incorporated, a Delaware Corporation (“Ligand”). Each of Provider and Ligand may be referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, OmniAb and Ligand are parties to a certain Separation and Distribution Agreement dated as of March 23, 2022 (the “Separation and Distribution Agreement”), pursuant to which OmniAb has agreed to perform, and Ligand has agreed to receive, certain Transition Services (as defined below) with respect to Ligand's operation of the Ligand Retained Business (as defined in the Separation and Distribution Agreement), subject to, and in accordance with, the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth and set forth in the Separation and Distribution Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as set forth herein.

ARTICLE VIII

DEFINITIONS

1.1Certain Defined Terms. Unless otherwise specifically provided herein, capitalized terms used, but not otherwise defined, herein shall have the meanings ascribed thereto in the Separation and Distribution Agreement. As used herein, the following terms have the following meanings.

(a)“Affiliate(s)” means, with respect to a particular entity or Person, any Person that controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” will mean, direct or indirect ownership of more than 50% of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or more than 50% of the equity interest in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby the entity or Person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity, or the ability to cause the direction of the management or policies of a corporation or other entity. For purposes of this Agreement, OmniAb and Ligand shall not be considered Affiliates of each other.

(b)“Governmental Authority” means (a) any court, agency, department, authority or other instrumentality of any national, state, county, city or other political subdivision; (b) any public international organization; or (c) any department, agency or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled, in whole or in part, by any government.

(c)“Intellectual Property” means any and all intellectual property and other proprietary rights throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (a) all patents and applications therefor, including all related provisionals, continuations, continuations-in-part, divisionals, reissues, renewals and extensions (“Patents”), (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how (including formulations, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data and customer lists, and all documentation relating to any of the foregoing, (c) all copyrights, copyrightable works, copyright registrations and applications therefor, including all rights of authorship, use, publication, reproduction, distribution, performance and transformation (“Copyrights”), (d) all industrial designs and any registrations and applications therefor, (e) all domain names, uniform resource locators and other names and locators associated with the internet (“Domain Names”), and all social media accounts and handles and app registrations, (f) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”), (g) all rights in databases and data collections, (h) all moral and economic rights of authors and inventors, however denominated, (i) rights in computer software (including source code, object code, firmware, algorithms,

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operating systems and specifications) and related technology, (j) all rights in content (including text, graphics, images, audio, video and data) and computer software included on or used to operate and maintain any websites, including all rights in documentation, files, cgi and other scripts and programming code, (k) all rights of publicity or privacy, including with respect to name, likeness or persona, and (l) all rights to sue or recover and retain damages and costs and attorneys' fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world.

(d)“Law” means any law (including common law), statute, code, ordinance, rule, regulation, order or charge of any Governmental Authority.

(e)“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

(f) ”Personal Information” means any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household (including any information related to the health of a person) and any information derived from the foregoing.

(g)“Representatives” means, as to any Person, such Person's Affiliates and its and their successors, owners, controlling Persons, directors, officers, employees, agents, representatives, subcontractors, or other third party acting for or on its behalf, including, as to Provider, any Vendor providing any Transition Services as permitted in this Agreement.

(h)“Recipient” means, with respect to a particular Transition Service, either Ligand or the applicable member of the Ligand Group (as defined in the Separation and Distribution Agreement) receiving such Transition Service.

ARTICLE IX

TRANSITION SERVICES PROVIDED

2.1Transition Services.

(a)Upon the terms and subject to the conditions set forth in this Agreement, Provider shall provide, or cause one or more of its Representatives to provide, to Recipient each of the services set forth on Schedule A attached hereto (hereinafter referred to individually as a “Transition Service”, and collectively as the “Transition Services”), at the corresponding costs set forth on Schedule A, and Recipient agrees to receive the Transition Services and pay the costs therefor during the time period specified for each such Transition Service in such Schedule or for such other time period as permitted pursuant to this Agreement (hereinafter referred to collectively as the “Service Periods” for all of the Transition Services, and individually a “Service Period” for each Transition Service). The Parties may amend the scale and scope of the Transition Services from time to time upon mutual agreement by executing a signed amendment to Schedule A.

(b)If, within three (3) months following the Effective Date, Recipient identifies in good faith any service that was provided by Provider or one of its Affiliates (excluding the Ligand Group) to the Ligand Retained Business during the six (6) month period (or twelve (12) month period solely with respect to activities that are customarily performed on an annual basis) prior to the Effective Date that is not listed on Schedule A and is necessary to effectuate the Separation (an “Omitted Service”), then Recipient shall notify Provider thereof and Schedule A will be deemed amended to include such Omitted Service.

2.2Personnel; Affiliates; Vendors. In providing the Transition Services, Provider may, as it deems necessary or appropriate, (i) use the qualified personnel of Provider or its Affiliates, and (ii) employ the services of qualified third parties (“Vendors”) to the extent that, and subject to the condition that, such Vendor's services (A) were utilized by or for the benefit of the Ligand Retained Business prior to the Effective Date, (B) are routinely utilized to provide similar services to other businesses of Provider or (C) are reasonably necessary for the efficient performance of such Transition Services. Furthermore, each Party shall, and shall cause its Representatives to, comply, in all material respects, with all Laws which may be applicable to the Transition Services. Each Party shall be responsible for its Representatives, including for such Representatives adhering to any health, safety, and security regulations and other published policies of the other Party while on the other Party's premises or when given access to any equipment, computer, databases, systems, software, network or other files (collectively, “Systems”) owned or controlled by the other Party. If a Party or one or more of its Representatives needs access to the premises or Systems of the other Party or one or more of its Representatives to provide or receive the Transition Services (as applicable), then (x) the accessing Party shall advise the other Party in writing in

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advance of such access of the name of each of the accessing Party's Representatives who shall require such access, (y) the accessing Party and its Representatives shall not attempt to obtain access to, use or interfere with any of the premises or Systems of the other Party or such other Party's Representatives, except to the extent permitted by the other Party or required to do so to provide or receive the Transition Services (as applicable), and (z) the accessing Party and its Representatives shall not intentionally damage, disrupt or impair the normal operation of any of the premises or Systems of the other Party or such other Party's Representatives.

2.3Coordinators. Each of Provider and Recipient shall nominate a representative to act as its primary contact person to coordinate the provision of all Transition Services (collectively, the “Primary Coordinators”). Each Primary Coordinator may designate one or more service coordinators for each specific Transition Service (the “Service Coordinators”). Each Party may treat an act of a Primary Coordinator or Service Coordinator of another Party as being authorized by such other Party without inquiring behind such act or ascertaining whether such Primary Coordinator or Service Coordinator had authority to so act, provided, however, that no such Primary Coordinator or Service Coordinator has authority to amend this Agreement. Provider and Recipient shall advise each other promptly (in any case no more than five (5) business days) in writing of any change in the Primary Coordinators and any Service Coordinator for a particular Transition Service, setting forth the name of the Primary Coordinator or Service Coordinator to be replaced and the name of the replacement, and certifying that the replacement Primary Coordinator or Service Coordinator is authorized to act for such Party in all matters relating to this Agreement, in the case of a Primary Coordinator or, in the case of a Service Coordinator, with respect to the Transition Service for which such Service Coordinator has been designated. Provider and Recipient each agrees that all communications relating to the provision of the Transition Services shall be directed to the Service Coordinators for such Transition Service with copies to the Primary Coordinators. Provider's initial Primary Coordinator shall be Matt Foehr. Recipient's initial Primary Coordinator shall be Matthew Korenberg.

2.4Level of Transition Services.

(a)Recipient acknowledges and agrees that Provider is not in the business of providing services to third parties and is entering into this Agreement only in connection with the Separation and Distribution Agreement. Provider shall, and shall cause each of its Representatives to, provide the Transition Services with substantially the same degree of skill, quality and standard of care as that utilized by Provider (or its Affiliates) to perform similar activities in the six (6) month period (or twelve (12) month period solely with respect to activities that are customarily performed on an annual basis) prior to the Effective Date, and, in any event, no less than with commercially reasonable care and diligence (collectively, the “Services Standard”). Under no circumstances shall Provider or any of its Representatives be held accountable to a greater standard of care, efforts or skill than the Services Standard in the performance of the Transition Services. Recipient acknowledges and agrees that (i) the Transition Services do not include the exercise of business judgment or general management for Provider and (ii) NEITHER PROVIDER NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE TRANSITION SERVICES.

(b)If the Transition Services to be provided to Recipient materially increase in scale or in scope as compared to the level of the similar services provided in connection with the operation of the Ligand Retained Business as of the Effective Date, Provider may, at its election, choose to not provide such increased scale or scope of Transition Services, and if Provider elects to perform such increased scale or scope of Transition Services, all costs incurred in connection therewith shall be mutually agreed upon by Provider and Recipient prior to the time such additional Transition Services are performed, shall be set forth in an amended Schedule A, and shall be borne by Recipient.

(c)In addition to being subject to the terms and conditions of this Agreement for the provision of the Transition Services, Provider and Recipient each agree that the Transition Services provided by any Vendor shall be subject to the terms and conditions of any agreements between Provider and such Vendor, which agreements shall be on substantially the same conditions as Provider would enter into with such Vendor for its own account, and no such agreements shall be binding on Recipient after the Term hereof without Recipient's express written consent. Provider shall consult with Recipient concerning the terms and conditions of any such agreements to be entered into, or proposed to be entered into, or amended, with any Vendors after the Effective Date.

(d)Without relieving Provider of its obligation to perform the Transition Services in accordance with the Services Standard, Provider shall not be (i) obligated to perform the Transition Services to the extent that such performance would be unlawful or that would require Provider to violate applicable Law; (ii) obligated to perform the Transition Services to the extent that such performance, in Provider's reasonable determination, could create deficiencies in Provider's controls over financial information or

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adversely affect the maintenance of Provider's financial books and records or the preparation of its financial statements; (iii) obligated to hire any additional employees to perform the Transition Services or maintain the employment of any specific employee; (iv) obligated to hire replacements for employees that resign, retire or are terminated; (v) obligated to enter into retention agreements with employees or otherwise provide any incentive beyond payment of regular salary and benefits; (vi) prevented from transferring after the Effective Date any employees who were supporting the business operations as of the Effective Date to support other business operations for Provider or its Affiliates or to assume other roles with Provider or its Affiliates to the extent such employees are not required to provide Transition Services; (vii) prevented from determining, in its sole discretion, the individual employees who will provide Transition Services; or (viii) obligated to purchase, lease or license any additional equipment or software.

2.5Transitional Nature of Services. Recipient acknowledges and agrees that the Transition Services are intended only to be transitional in nature, and shall be furnished by Provider only during the Service Periods. Recipient shall use commercially reasonable efforts to have sufficient resources available to it at the end of the Service Periods to perform the Transition Services (or have the Transition Services performed) without the involvement of Provider, its Affiliates or any of its or their respective employees or agents upon the termination or expiration of a Service Period for an applicable Transition Service.

2.6Location of Services Provided; Travel Expenses. Provider shall provide the Transition Services to Recipient from locations of Provider's choice in its sole discretion except to the extent the nature of the Transition Services necessitates performance at a specific location, as mutually agreed upon by the Parties. Subject to Section 3.1, should the provision of the Transition Services require any directors, officers, employees, agents, representatives, or subcontractors of Provider or its Affiliates to travel beyond fifty (50) miles from his or her employment location, Recipient shall reimburse Provider for all reasonable travel-related out-of-pocket costs, consistent with Provider's travel policy as provided to Recipient in advance in writing.

2.7Limitation of Liability.

The Parties hereto acknowledge and agree that the Transition Services are provided by Provider: (a) at the request of Recipient in order to accommodate it following the closing under the Separation and Distribution Agreement; (b) at the costs set forth on Schedule A hereto and with no expectation of profit being made by Provider thereon; and (c) with the expectation that Provider is not assuming any financial or operational risks, including those usually assumed by a service provider, except for those risks explicitly set forth herein. Accordingly, each Party agrees that, absent gross negligence or willful misconduct, and except for breaches of Article V (Confidentiality) and except for a Party's obligations under Section 2.8 (Indemnification), the other Party, its Affiliates and their directors, officers, employees, representatives, consultants and agents shall not be liable for any indirect, special, incidental or consequential damages, including lost profits or savings, whether or not such damages are foreseeable, or for any third party claims relating to the Transition Services or each Party's performance under this Agreement. Notwithstanding anything to the contrary contained herein, in the event Provider commits an error with respect to or incorrectly performs or fails to perform any Transition Service, at Recipient's request, Provider shall use commercially reasonable efforts and in good faith attempt to correct such error, re-perform or perform such Transition Service at no additional cost to Recipient; provided that, absent gross negligence or willful misconduct, and assuming that Provider uses commercially reasonable data backup processes, Provider shall have no obligation to recreate any lost or destroyed data to the extent the same cannot be cured by the re-performance of the Transition Service in question.

2.8Indemnification.

(a)Recipient shall indemnify, defend and hold harmless Provider and its Affiliates and its and their respective officers, directors, employees, representatives, subcontractors and agents from and against any and all damages, liabilities, losses, taxes, fines, penalties, costs and expenses (including, without limitation, reasonable fees of counsel) incurred by any of them in connection with any Third Party Claim (as defined below) (each, a “Loss” and, collectively, the “Losses”) relating to, arising out of or resulting from or based on (i) Recipient's material breach of this Agreement or (ii) any gross negligence or willful misconduct of Recipient, (iii) Provider's provision of the Transition Services as directed or requested by Recipient, or (iv) Recipient's use or exploitation of any work product provided by Provider in the performance of the Transition Services, except in each case (i), (ii), (iii), and (iv) to the extent such Losses are subject to indemnification pursuant to Section 2.8(b).

(b)Provider hereby agrees to indemnify, defend and hold harmless Recipient and its Affiliates and its and their respective officers, directors, employees, representatives, subcontractors and agents from and against any and all Losses relating to, arising out of or resulting from (i) Provider's material breach of this Agreement or (ii) any gross negligence or willful misconduct in the

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performance of its obligations under this Agreement, except in each case of (i) and (ii) to the extent such Losses are subject to indemnification pursuant to Section 2.8(a).

(c)To the maximum extent permitted by applicable Law, each Party's and its Affiliates' and each of its and their respective subcontractors' officers', directors', employees' and agents' sole and exclusive remedy with respect to any and all claims relating to the Transition Services shall be pursuant to the indemnification provisions set forth in this Section 2.8.

2.9Indemnification Procedures.

(a)If any claim or demand is made by a third party (including any action or proceeding commenced or threatened to be commenced) with respect to which a Party seeking indemnification (the “Indemnified Party”) intends to seek indemnity under Section 2.8 (a “Third Party Claim”), the Indemnified Party shall promptly give written notice thereof to the other Party (the “Indemnifying Party”) indicating, with reasonable specificity, the nature of such Third Party Claim, the basis therefor, and a copy of any documentation received from such third party. A failure by the Indemnified Party to give notice and to tender the defense of any action or proceeding in a timely manner pursuant to this Section 2.9(a) shall not limit the obligation of the Indemnifying Party under Section 2.8, except to the extent such Indemnifying Party is actually and materially prejudiced thereby.

(b)Upon receipt of a notice for indemnity from the Indemnified Party pursuant to Section 2.9(a) with respect to any Third Party Claim, the Indemnifying Party shall have the right to assume the defense of, at its own expense and by its own counsel, any such Third Party Claim. If the Indemnifying Party shall, in accordance with the immediately preceding sentence, undertake to compromise or defend any such Third Party Claim, it shall notify the Indemnified Party of its intention to do so, and the Indemnified Party shall agree to cooperate with the Indemnifying Party and its counsel in the compromise of, or defense against, any such Third Party Claim; provided that the Indemnifying Party shall not settle or compromise any such Third Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement or compromise fully and irrevocably releases the Indemnified Party in connection with such Third Party Claim and provides relief consisting solely of money damages borne by the Indemnifying Party. Notwithstanding an election of the Indemnifying Party to assume the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate legal counsel, its own cost and expense, and to participate in the defense thereof.

2.10Modification of Transition Services Procedures.

(a)Subject to the procedure set forth in this Section 2.10 to the extent applicable, Provider may make changes from time to time in its standards and procedures for performing the Transition Services, provided that any such change shall not interfere in any material respect with the continued provision or cost of the Transition Services. Notwithstanding the foregoing sentence, unless required by Law, Provider shall not implement any substantial or material changes to such standards and procedures in a manner affecting the operation of the Ligand Retained Business unless Recipient agrees in writing to such changes and Provider gives Recipient ten (10) business days to adapt its operations to accommodate such changes to the extent commercially reasonable.

(b)During the term of this Agreement, if Recipient intends to make any changes that may affect the provision of any of the Transition Services, Recipient shall provide Provider with a plan identifying any changes as soon as reasonably practicable, but in any case no less than ten (10) business days before implementing such changes; provided, however, that Provider shall not be required to alter the method in which it provides any of the Transition Services or increase the level of any such Transition Services in any material manner except as expressly provided herein; provided, further, however, that the failure of Recipient to provide such notice shall not alter or diminish Provider's obligations to provide the Transition Services on the terms set forth herein except where the failure to provide notice has materially increased Provider's cost or burden to provide such Transition Service.

2.11Cooperation. The Parties will use commercially reasonable efforts to reasonably cooperate and cause each of their respective Representatives to reasonably cooperate in a professional and workmanlike manner with each other to the extent necessary to assist the other Party in performance of its obligations under this Agreement, including with respect to the provision and receipt of the Transition Services. Such cooperation shall include exchanging information relevant to and reasonably necessary for the provision or receipt of the Transition Services hereunder and the performance of such other duties and tasks as may be reasonably required for the provision or receipt of the Transition Services. Without limiting the foregoing:

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(a)Recipient shall permit Provider and its Representatives reasonable access during regular business hours (or otherwise upon reasonable prior notice) to any data, records and personnel involved in receiving or overseeing the Transition Services as reasonably requested by Provider to facilitate Provider's performance of this Agreement. Any such data and records shall be subject to Article V. Before the Parties exchange any Personal Information in connection with the Transition Services, the Parties will enter into a data processing agreement in accordance with applicable Laws.

(b)Provider shall use commercially reasonable efforts to obtain any consents, licenses, waivers or approvals necessary to permit Provider to perform its obligations hereunder; provided, however, that under no circumstances shall Provider be obligated to provide the relevant part of any Transition Services to the extent that (i) Provider is unable to obtain necessary third party consents, licenses, waivers or approvals relating to such part of the Transition Services on commercially reasonable terms, (ii) in order to provide such part of the Transition Services, Provider will have an obligation to make any payments to any Third Party or incur any obligations in respect of any such consents, licenses, waivers or approvals, which payments are not subject to reimbursement by Recipient or which other obligations are not assumed by Recipient hereunder, (iii) Provider would be obligated to make any alternative arrangements in the event that any such consents, licenses, waivers or approvals are not obtained (but only to the extent such arrangements would not be commercially reasonable) or (iv) Provider would be required to seek broader rights or more favorable terms with respect to any consents, licenses, waivers or approvals than those applicable immediately prior to the date hereof where the costs of obtaining the same are not subject to reimbursement by Recipient.

(c)Recipient shall obtain all necessary consents, licenses, waivers and approvals necessary for it to receive the Transition Services and perform its obligations under this Agreement.

ARTICLE X

COMPENSATION

3.1Consideration. As consideration for the Transition Services, Recipient shall pay to Provider the amount specified for each such Transition Service as set forth in Schedule A, including any “pass-through costs” expressly identified as such in Schedule A. The fees set forth on Schedule A will be equitably reduced if any Transition Service is suspended, terminated or removed from the scope of this Agreement and will be equitably prorated for partial months. In addition, Recipient shall reimburse Provider (upon receipt of applicable receipts and other reasonable supporting documentation if requested by Provider) for all reasonable documented out of pocket costs of Provider in connection with performance of the Transition Services by Provider, including: (a) shipping and transportation costs (including the cost of any insurance related thereto), duties and other taxes (excluding taxes on Provider's income); (b) travel-related costs, (c) out of pocket costs or expenses incurred with third parties by Provider, its Affiliates or subcontractors, including for the extraction, conversion and transfer of data and (d) any other out of pocket costs and expenses incurred with third parties described herein as reimbursable by Provider (the “Reimbursable Expenses”); provided that if any particular Reimbursable Expense exceeds Ten Thousand Dollars ($10,000), Provider must obtain Recipient's consent prior to any obligation of Recipient to reimburse Provider for such Reimbursable Expense; provided, further that until Recipient consents to such Reimbursable Expenses exceeding Ten Thousand Dollars ($10,000), Provider shall not be required to provide the relevant part of the Transition Services for which such Reimbursable Expenses exceeding Ten Thousand Dollars ($10,000) is necessary.

3.2Invoices. Provider shall, on a monthly basis on the last day of each calendar month, submit a single itemized invoice to Recipient for all Transition Services provided to Recipient during such month. All invoices shall be sent to the attention of the Primary Coordinators at the address set forth in Section 7.5 hereof or to such other address as Recipient shall have specified by notice in writing to Provider.

3.3Payment of Invoices.

(a)Recipient shall pay any undisputed invoice for Transition Services promptly but in no event later than thirty (30) days after the date of receipt of such invoice and such payment shall be made by wire transfer of immediately available funds to such bank account as shall have been notified in writing to Recipient by Provider. Payment of all invoices in respect of the Transition Services shall be made by check or electronic funds transmission in U.S. Dollars, without any offset or deduction of any nature whatsoever (except that offset or deduction may be made in regard to other invoiced amounts due under this Agreement or to the extent of a dispute in good faith concerning amounts due under this Agreement). All payments shall be made to the account designated by Provider to Recipient.

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(b)If any payment is not paid when due (except to the extent disputed in good faith) and Recipient does not make such payment within thirty (30) days of receiving a past-due notice from Provider, Provider shall have the right, without any liability to Recipient, or anyone claiming by or through Recipient, to, upon written notice to Recipient, immediately cease providing any or all of the Transition Services provided by Provider to Recipient and/or to terminate this Agreement in its entirety, which right may be exercised by Provider in its sole and absolute discretion. Notwithstanding the above, Provider shall not cease providing any Transition Service or terminate this Agreement if such lack of payment is due to a good faith dispute, the details of which Recipient has indicated to Provider in writing.

ARTICLE XI

OWNERSHIP OF INTELLECTUAL PROPERTY

4.1Ownership; Delivery. Except as expressly set forth herein, neither Party will obtain, by virtue of this Agreement or the Transition Services, by implication or otherwise, any rights of ownership or use of any property or Intellectual Property owned by the other. All Intellectual Property conceived, created or made by Provider or any of its Representatives (whether alone or jointly with Recipient) in the course of Provider's performance of the Transition Services and other activities under this Agreement that are (a) exclusively related to the Ligand Retained Business and/or (b) based on, derived from, or improvements of any of Recipient's background Intellectual Property (altogether, (a) and (b), the “Assigned IP”) shall be solely owned by Recipient, and Provider hereby assigns to Recipient all of Provider's right, title, and interest in and to such Assigned IP. All other Intellectual Property conceived, created or made by Provider or any of its Representatives in the course of Provider's or such Representative's performance of any Transition Services or other activities under this Agreement shall be solely owned by Provider.

4.2Limited Licenses.

(a)Recipient (on behalf of itself and its controlled Affiliates) hereby grants to Provider a limited, non-exclusive, royalty-free, non-transferable license, with the right to grant sublicenses to its Affiliates and its and their subcontractors during the Service Periods, under the Intellectual Property owned or controlled by Recipient, solely to the extent necessary for Provider and its Affiliates and its and their subcontractors to perform the Transition Services hereunder for the benefit of Recipient during the applicable Services Period.

(b)Provider (on behalf of itself and its controlled Affiliates) hereby grants to Recipient and its Affiliates a limited, non-exclusive, royalty-free, non-transferable license, with the right to grant sublicenses to its and their Affiliates and subcontractors, under the Intellectual Property owned or controlled by Provider, solely to the extent necessary for Recipient and its Affiliates and its and their subcontractors to (i) receive the Transition Services during the applicable Service Period and/or (ii) use or exploit any deliverables provided by Provider to Recipient as part of the Transition Services in the operation of the Ligand Retained Business.

ARTICLE XII

CONFIDENTIALITY

5.1Confidential Information.

(a)Each Party recognizes that in the performance of this Agreement, or as a result of the Parties' ongoing relationship, non-public, Confidential Information (as defined in the Separation and Distribution Agreement) belonging to the other Party regarding the Transition Services may be disclosed or become known to the Party or its Affiliates. Unless otherwise expressed in writing to the other Party, confidential information and confidential materials concerning a Party's business and products (including information and materials contained in technical data, information concerning the Ligand Retained Business, financial information and data, strategies and marketing and customer information), including that expressed orally, that is exchanged between the Parties in connection with the performance of this Agreement shall be considered to be Confidential Information.

(b)Notwithstanding any termination of this Agreement, Provider and Recipient shall hold and shall cause their respective Representatives to hold, in strict confidence (and not to disclose or release or, except as otherwise permitted by this Agreement or the Separation and Distribution Agreement, use, including for any ongoing or future commercial purpose, without the prior written consent of the Party to whom the Confidential Information relates (which may be withheld in such Party's sole and absolute discretion, except where disclosure is required by applicable Law), any and all Confidential Information concerning or

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belonging to the other Party or its Affiliates; provided that each Party may disclose, or may permit disclosure of, Confidential Information: (i) to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Information (as defined in the Separation and Distribution Agreement) for auditing and other non-commercial purposes and are informed of the obligation to hold such Information confidential and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or its Affiliates or any of its respective Subsidiaries is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule or is advised by outside counsel in connection with a proceeding brought by a Governmental Authority that it is advisable to do so, (iii) as required in connection with any legal or other proceeding by one Party against the other Party or in respect of claims by one Party against the other Party brought in a proceeding, (iv) as necessary in order to permit a Party to prepare and disclose its financial statements in connection with any regulatory filings or tax returns, (v) as necessary for a Party to enforce its rights or perform its obligations under this Agreement or the Separation and Distribution Agreement, (vi) to Governmental Authorities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information at least as protective of such Confidential Information as this Agreement. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a third party pursuant to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such affected Party a reasonable opportunity to seek an appropriate protective order or other remedy, which such Party will cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party which faces the disclosure requirement shall furnish only that portion of the Confidential Information that is required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded such Confidential Information.

(c)Each Party acknowledges that it and its Affiliates may have in its or their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements with such third party while such Party and/or its Affiliates were part of the Ligand Group. Each Party shall comply, shall cause its Affiliates to comply, and shall cause its and their respective officers, employees, agents, consultants and advisors (or potential buyers) to comply, with all terms and conditions of any such third-party agreements entered into prior to the Effective Date, with respect to any confidential and proprietary Information of third parties to which it or any other member of its Group has had access.

(d)Notwithstanding anything to the contrary set forth herein, (i) the Parties shall be deemed to have satisfied their obligations hereunder with respect to Confidential Information if they exercise at least the same degree of care that applies to Ligand's confidential and proprietary information pursuant to policies in effect as of the Effective Date and (ii) confidentiality obligations provided for in any Contract between each Party or its Affiliates or Subsidiaries and their respective employees shall remain in full force and effect. Notwithstanding anything to the contrary set forth herein, Confidential Information of a Party in the possession of and used by the other Party as of the Effective Date may continue to be used by such Party in possession of the Confidential Information in and only in the operation of the Ligand Retained Business; provided that such Confidential Information may only be used by such Party and its officers, employees, agents, consultants and advisors in the specific manner and for the specific purposes for which it is used as of the Effective Date, and may only be shared with additional officers, employees, agents, consultants and advisors of such Party on a need-to-know basis exclusively with regard to such specified use; provided further that such Confidential Information may be used only so long as the Confidential Information is maintained in confidence and not disclosed in violation of this Section 5.1.

(e)The Parties agree that irreparable damage may occur in the event that the provisions of this Section 5.1 were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to seek an injunction or injunctions to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(f)Upon expiration of the Service Periods or termination of this Agreement for any reason whatsoever, except for such retention and use as expressly provided for in the Separation and Distribution Agreement, each Party shall not disclose and shall make no further use of the other Party's Confidential Information and upon written request shall immediately destroy or, with respect to Confidential Information in written or other tangible form (including all copies thereof), return to the other Party, all such Confidential Information; provided that (i) each Party shall be entitled to retain one record copy in its legal department solely to determine the extent of its continuing obligations or as otherwise required to comply with applicable Law, and

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(ii) neither Party nor its Representatives shall be required to expunge Confidential Information from computer archiving conducted as part of established record retention policies (provided that the foregoing shall not be deemed to permit the accessing, retrieval or use of any Confidential Information).

ARTICLE XIII

TERM

6.1Term. This Agreement shall commence on the Effective Date and shall continue in full force and effect until the earliest of (a) the date on which this Agreement is terminated in accordance with this Article VI or (b) the expiration of the last Service Period, such that Provider is no longer obligated to provide any Transition Services pursuant to this Agreement (the “Term”). If no expiration date is provided for any Transition Service, then such Transition Service will terminate twelve (12) months after the Effective Date, provided that Recipient shall have the right to an extension of each or any Transition Service for up to six (6) months by providing written notice to Provider in advance of the original termination date for such Transition Service if, prior to such request for extension, Recipient has used commercially reasonable efforts to establish analogous capabilities of its own. The Parties will discuss in good faith any subsequent requests to further extend the Transition Services.

6.2Termination of Services.

(a)Recipient may, at any time prior to the end of the Service Period for any Transition Service(s) and upon thirty (30) days' prior written notice to Provider, terminate any Transition Service(s) or this Agreement in its entirety, whereupon, from and after the date of termination specified in such written notice, Provider's obligation to provide such Transition Service(s) to Recipient shall cease and Recipient shall have no obligation to pay Provider for such Transition Service(s) (other than with respect to those Transition Services for which costs will be incurred by Provider as a result of non-cancellable commitments that Provider incurred in good faith in order to provide such Transition Services); provided that if termination of any Transition Service materially inhibits Provider's ability to provide or prevents Provider from providing any other Transition Services (as determined in Provider's sole discretion), Provider shall promptly notify Recipient of such determination and such other Transition Services shall also shall be deemed terminated, subject to Recipient's prior written consent of such termination; and provided further that partial reduction of any specific Transition Service may only be made with the prior written consent of Provider, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)Except as set forth in Section 3.3(b), in the event that either Party breaches any of its material obligations under this Agreement (the “Breaching Party”), the other Party may terminate this Agreement in its entirety upon thirty (30) days' prior written notice (such thirty (30) day period, the “Notice Period”) to the Breaching Party, specifying the breach and its claim of right to terminate; provided, that the termination of this Agreement shall not become effective at the end of the Notice Period if (i) the Breaching Party cures such breach during the Notice Period or (ii) such breach cannot be cured during the Notice Period and the Breaching Party commences and diligently pursues actions to cure such breach within the Notice Period, in which case the Breaching Party shall have an additional thirty (30) day period to cure such breach before such termination shall become effective.

(c)Either Party may terminate this Agreement in its entirety immediately upon written notice to the other Party if the other Party (i) files in any court or with any other Governmental Authority, pursuant to any Law of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of such other Party or of its assets; (ii) is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition is not dismissed within sixty (60) days after the filing thereof; (iii) consents to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such other Party or for any substantial part of its property or makes any assignment for the benefit of creditors; (iv) admits in writing its inability to pay its debts generally as they become due; or (v) has issued or levied against its property any judgment, writ, warrant of attachment or execution or similar process that represents a substantial portion of its property.

(d)Any Transition Service, or this Agreement in its entirety, may be terminated upon the mutual written agreement of Provider and Recipient at any time.

6.3Termination of Obligations. Recipient specifically agrees and acknowledges that all obligations of Provider to provide each Transition Service shall immediately cease upon the expiration of the Service Period (as may be extended as set forth in this

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Agreement) for such Transition Service, and Provider's obligations to provide all of the Transition Services shall immediately cease upon termination of this Agreement. Recipient shall bear sole responsibility for instituting permanent services, or obtaining replacement services, in respect of any Transition Service terminated in accordance with the provisions hereof, and, except to the extent provided in the Schedules, Provider shall bear no liability for Recipient's failure to implement or obtain such service or for any difficulties in transitioning from the Transition Service to such permanent or replacement service.

6.4Accrued Rights. Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration. Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.

6.5Surviving Obligations. Without limiting the foregoing, Article I, Article V and Article VII and Sections 2.7, 2.8, 2.9, 3.2 (solely with respect to accrued, unpaid fees as of such termination or expiration), 3.3 (solely with respect to accrued, unpaid fees as of such termination or expiration), 4.1, 4.2(b)(ii), 6.3 and 6.5 shall survive the termination or expiration of this Agreement for any reason.

ARTICLE XIV

MISCELLANEOUS

7.1Non-Solicitation. During the Term of this Agreement and for a period of one (1) month after the Term, neither Party shall, directly or indirectly, in any manner solicit or induce for employment, or hire or engage the services of, any employee of the other Party without the other Party's prior written consent. A general advertisement or notice of a job listing or opening or other similar general publication of a job search or availability of employment positions, including on the internet, shall not be construed as a solicitation or inducement for the purposes of this provision.

7.2Force Majeure. Provider shall not be liable for any failure to perform or any delays in performance (other than the payment of money owed and the providing of indemnity and defense), and Provider shall not be deemed to be in breach or default of its obligations set forth in this Agreement, if, to the extent and for so long as, such failure or delay is due to any causes that are beyond its reasonable control and not to its fault or negligence, including, such causes as acts of God, epidemic, pandemic, natural disasters, fire, flood, severe storm, earthquake, civil disturbance, strike, lockout, riot, order of any court or administrative body, embargo, acts of government, war (whether or not declared), acts of terrorism, or other similar causes. For clarity, in the event of any such delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

7.3Complete Agreement: Construction. This Agreement, including the Schedules hereto, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule hereto, this Agreement shall prevail. No rule of construction that disfavors the drafting party will apply to this Agreement. As used in this Agreement, “including” and words of similar import mean “including but not limited to.” The use of “or” will not be deemed to be exclusive.

7.4Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party.

7.5Notices. All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by read receipt, voice or otherwise) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

To OmniAb:

OmniAb Incorporated

5980 Horton St., Suite 405

Emeryville, California 94608

Attn: Chief Legal Officer

Email: cberkman@omniab.com

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To Ligand:

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Blvd., Suite 110

San Diego, CA 92121

Attn: Chief Financial Officer

Email: tespinoza@ligand.com

7.6Waivers. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party's right to demand strict performance thereafter of that or any other provision hereof.

7.7Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties hereto.

7.8Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly; provided, however, that (a) either Party may assign this Agreement without the other's consent to any of its controlled Affiliates and (b) either Party may assign this Agreement in its entirety to any successor to its business, whether by merger, reorganization or otherwise; provided, further, that any such assignment shall not relieve the assignor of its obligations under this Agreement. Any attempt to assign any rights or obligations arising under this Agreement in contravention with this paragraph shall be null and void ab initio.

7.9Successors and Assigns. The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

7.10Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties hereto and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

7.11Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

7.12Schedules. The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

7.13Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California (without regard to its conflicts of Law doctrines).

7.14Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

7.15Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any third party as creating a partnership or the relationship of principal and agent or joint venturer between the Parties, it being understood and agreed that no provision contained herein, and no act of the Parties, shall be deemed to create any relationship between the Parties other than the relationship of Provider and Recipient of the Transition Services nor be deemed to vest any rights, interests or claims in any third parties.

7.16Insurance. During the Term, Provider shall carry commercially appropriate and customary levels of insurance with a reputable insurance provider covering business interruptions and general liability insurance (including errors & omissions and contractual liability) to protect its own business and property interests.

7.17Audit. During the term of this Agreement and for one (1) year thereafter (or such longer period as may be required by applicable Law), Provider and Recipient shall each use commercially reasonable efforts to maintain complete and accurate records

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related to any Transition Service provided, fees invoiced and payments made hereunder (the “Service Records”). Recipient may request a certified audit of Provider's Service Records from the date of commencement of the Transition Services to be performed by an independent certified public accountant which (a) is reasonably acceptable to Provider and (b) may not be compensated on a contingency basis or otherwise have any financial interest in the outcome of such audit. Any such audit shall be at the expense of Recipient. Recipient may not request such an audit more than one (1) time within any twelve (12) month period with respect to any particular Transition Service. The accountant shall be required to execute a confidentiality and non-disclosure agreement if requested by Provider and shall hold all information confidential. The accountant may reveal to Recipient only the amounts of any underpayment or under reimbursement, or overbilling, as applicable. The accountant shall provide to Provider a final report of its work, including both overbilling and underpayment information. The audit shall take place during normal business hours and upon reasonable notice and such accountant shall use commercially reasonable efforts to minimize interference with the normal business activities of Provider. If any audit reveals an overpayment by Recipient, Provider shall promptly refund to Recipient any such overpayment. In addition, if any audit reveals an overpayment by Recipient exceeding five percent (5%) during the audited period, Provider shall reimburse Recipient for the costs of conducting such audit. If any audit reveals an underpayment by Recipient, Recipient shall promptly pay Provider such underpayment amount.

(Signature Page Follows)

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

OMNIAB, INC.

By:
Name:
Title:

LIGAND PHARMACEUTICALS INCORPORATED

By:
Name:
Title:

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Annex G

Final Form

FORM OF AMENDED AND RESTATED REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT (this “Agreement”), dated as of [      ], 2022, is made and entered into by and among OmniAb, Inc., a Delaware corporation, formerly known as Avista Public Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), Avista Acquisition LP II, a Cayman Islands exempted limited partnership (the “Sponsor”), the undersigned parties listed under Existing Holder on the signature page hereto (each such party, together with the Sponsor and any person or entity deemed an “Existing Holder” who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, an “Existing Holder” and, collectively, the “Existing Holders”), the undersigned directors and officers of Ligand (as defined below) and/or OmniAb, as applicable, who are listed as New Holders on the signature pages hereto (each such party, together with any person or entity deemed a “New Holder” who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a “New Holder” and collectively the “New Holders”) and solely with respect to Section 2.2.1, Article 4 and Section 6.14, Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, on August 9, 2021, the Company, the Sponsor and certain other parties thereto entered into that certain Registration Rights and Shareholder Rights Agreement (the “Existing Agreement”), pursuant to which the Company granted the Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 23, 2022, by and among the Company, Orwell Merger Sub, Inc., a Delaware corporation, Ligand, and [] (formerly known as OmniAb, Inc.), a Delaware corporation;

WHEREAS, in connection with the closing of the Transactions and subject to the terms and conditions set forth in the Merger Agreement and the other Transaction Documents, the Existing Holders and New Holders were issued shares of common stock, par value $0.0001 per share, of the Company (the “Domesticated Parent Common Stock”), in each case, in such amounts and subject to such terms and conditions set forth in the Merger Agreement;

WHEREAS, in order to finance the Company’s transaction costs in connection with an intended Business Combination (as defined below), the Sponsor or certain of the Company’s officers or directors may, but are not obligated to, loan the Company funds as the Company may require, of which up to $2,000,000 of such loans may be convertible into an additional 1,333,333 Private Placement Warrants (as defined below) (the “Working Capital Warrants”); and

WHEREAS, pursuant to Section 6.8 of the Existing Agreement, any of the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined therein) of at least a majority-in-interest of the Registrable Securities (as defined therein) at the time in question; and

WHEREAS, the Company, Sponsor and the other parties to the Existing Agreement desire to amend and restate the Existing Agreement in order to provide the Existing Holders and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board or the Chairman, Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Backstop Shares” shall have the meaning set forth in the A&R Forward Purchase Agreement.

“Backstop Warrants” shall have the meaning set forth in the A&R Forward Purchase Agreement.

“Board” shall mean the Board of Directors of the Company.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“D&O Lock-Up Period” shall mean with respect to the shares of Domesticated Parent Common Stock issued to the New Holders in connection with the consummation of the Merger and held by the New Holders or their Permitted Transferees, the period ending on the earliest of (A) three months after the date hereof and (B) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Domesticated Parent Common Stock for cash, securities or other property.

“Domesticated Parent Common Stock” shall have the meaning given in the Recitals.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Agreement” shall have the meaning given in the Recitals.

“Existing Holders” shall have the meaning given in the Preamble.

“Form S-1” shall mean Form S-1 or any similar long-form registration statement that may be available at such time.

“Form S-3” shall have the meaning given in subsection 2.2.1.

“Forward Purchase Shares” shall have the meaning set forth in the A&R Forward Purchase Agreement.

“Forward Purchase Warrants” shall have the meaning set forth in the A&R Forward Purchase Agreement.

“Founder Shares” shall mean all shares of Domesticated Parent Common Stock issued to the Existing Holders in respect of the shares of Parent Class B Common Stock held by the Existing Holders pursuant to the Domestication.

“Founder Shares Lock-Up Period” shall mean, with respect to the Founder Shares, the period ending on the earliest of (A) one year after the date hereof and (B) the first date on which, (x) the last reported sales price of a share of Domesticated Parent Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least one hundred fifty (150) days after the date hereof or (y) the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Domesticated Parent Common Stock for cash, securities or other property.

“Holder Information” shall have the meaning given in subsection 4.1.2.

“Holders” shall mean the Existing Holders, the New Holders, and, solely with respect to Section 2.2.1 and Article 4, the [L] Equity Award Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2.

“Insider Letter” shall mean any of those certain letter agreements, dated as of August 9, 2021 (as amended by the Sponsor Insider Agreement entered into on the Closing Date), by and between the Company, the Sponsor and each of the Company’s officers, directors and director nominees.

“Ligand Equity Award Holders” shall mean any Company Service Provider (as defined in the Employee Matters Agreement, dated as of March 23, 2022) who hold Registrable Securities.

“Lock-Up Period” shall mean the Founder Shares Lock-Up Period, the D&O Lock-Up Period or the Private Warrant Lock-Up Period, as applicable.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.2.

“Merger Agreement” shall have the meaning given in the Recitals.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Preamble.

“Permitted Transferees” shall mean any person or entity to whom a Holder is permitted to Transfer such securities prior to the expiration of the applicable Lock-Up Period as set forth in subsection 3.6.2.

“Piggyback Registration” shall have the meaning given in subsection 2.1.1.

“Private Placement Warrants” shall mean the 8,233,333 Domesticated Parent Warrants to be issued to holders of Parent Private Placement Warrants pursuant to the Domestication.

“Private Warrant Lock-Up Period” shall mean, with respect to Private Placement Warrants, Backstop Warrants and Forward Purchase Warrants that are held by the initial purchasers of such warrants or their Permitted Transferees, and any of the shares of Domesticated Parent Common Stock issued or issuable upon the exercise or conversion of such warrants and that are held by the initial purchasers of the applicable warrants being converted or their Permitted Transferees, the period ending thirty (30) days after the date hereof.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Founder Shares (including any shares of Domesticated Parent Common Stock or other equivalent equity security issued or issuable upon the conversion of any such Founder Shares or exercisable for shares of Domesticated Parent Common Stock), (b) the Backstop Shares, (c) the Forward Purchase Shares, (d) the Private Placement Warrants (including any shares of Domesticated Parent Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (e) the Working Capital Warrants (including any shares of Domesticated Parent Common Stock issued or issuable upon the exercise of any such Working Capital Warrants), (f) the Backstop Warrants (including any shares of Domesticated Parent Common Stock issued or issuable upon the conversion of any such Backstop Warrants), (g) the Forward Purchase Warrants (including any shares of Domesticated Parent Common Stock issued or issuable upon the conversion of any such Forward Purchase Warrants), (h) shares of Domesticated Parent Common Stock issued to a New Holder as consideration pursuant to the Merger, (i) shares of Domesticated Parent Common Stock issuable upon vesting, settlement, or exercise of restricted stock units, performance stock units, options, warrants, or other rights held by a New Holder; (j) shares of Domesticated Parent Common Stock held by, or issuable upon vesting, settlement, or exercise of restricted stock units, performance stock units, options, warrants, or other rights held by, a Ligand Equity Award Holder) and (k) any other equity security of the Company issued or issuable with respect to any such Domesticated Parent Common Stock by way of a share capitalization or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations, including as to manner or timing of sale); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the shares of Domesticated Parent Common Stock are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering or other offering involving an Underwriter, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Takedown Requesting Holders initiating an Underwritten

Shelf Takedown, not to exceed $50,000 without the consent of the Company (not to be unreasonably withheld, conditioned or delayed).

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Restricted Shares” shall have the meaning given in subsection 3.6.1.

“Rule 415” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean a registration statement filed pursuant to subsection 2.2.1.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Director” means an individual elected to the Board that has been nominated by the Sponsor pursuant to this Agreement.

“Subsequent Shelf Registration” shall have the meaning given in subsection 2.2.2.

“Takedown Requesting Holder” shall have the meaning given in subsection 2.2.3.

“Transfer” shall mean a registration statement filed pursuant to subsection 3.6.1.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.2.3.

“Working Capital Warrants” shall have the meaning given in the Recitals hereto.

ARTICLE 2

REGISTRATIONS

2.1 Piggyback Registration.

2.1.1 Piggyback Rights. If, at any time on or after the date hereof, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering of debt that is convertible into equity securities of the Company or (v) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) business days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.1.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The notice periods set forth in this subsection 2.1.1 shall not apply to an Underwritten Shelf Takedown conducted in accordance with subsection 2.2.3.

2.1.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration (other than Underwritten Shelf Takedown), in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the shares of Domesticated Parent Common Stock that the Company desires to sell, taken together with (i) the shares of Domesticated Parent Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant Section 2.1 hereof, and (iii) the shares of Domesticated Parent Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the

Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then:

(a)  If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Domesticated Parent Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.1.1 hereof, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”) exercising its rights to register its Registrable Securities pursuant to subsection 2.1.1 hereof, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Domesticated Parent Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b)  If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Domesticated Parent Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.1.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Domesticated Parent Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Domesticated Parent Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.1.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.1.3.

2.2 Shelf Registrations.

2.2.1 Initial Registration. The Company shall use commercially reasonable efforts to, within thirty (30) days after the date hereof, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this Section 2.2.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof. The Registration Statement filed with the Commission pursuant to this Section 2.2.1 shall be a shelf registration statement on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this Section 2.2.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this

Section 2.2.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this Section 2.2.1, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this Section 2.3.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made). In the event the Company files a Shelf on Form S-1, the Company shall use its commercially reasonable efforts to convert the Form S-1 to a shelf registration statement on Form S-3 (“Form S-3”) as soon as practicable after the Company is eligible to use Form S-3.

2.2.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still outstanding or if the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf) and correct any such Misstatement, and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities including on such Shelf (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration continuously effective and available for use to permit the Holders named therein to sell their Registrable Securities included therein, and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of a Holder shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, a Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, the Company shall only be required to cause such Registrable Securities to be so covered once annually after inquiry of the Holder. The Company’s obligation under this Section 2.2.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.2.3 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, following the expiration of the applicable Lock-Up Period, the Sponsor may request to sell all or any portion of its Registrable Securities in an underwritten offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggy-back securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $15,000,000. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least 48 hours prior to the public announcement of such Underwritten Shelf Takedown, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. The Company shall include in any Underwritten Shelf Takedown the securities requested to be included by any Holder (each a “Takedown Requesting Holder”) at least 48 hours prior to the public announcement of such Underwritten Shelf Takedown pursuant to written contractual piggy-back registration rights of such holder (including to those set forth herein). The Sponsor shall have the right to select the underwriter(s) for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval which shall not be unreasonably withheld, conditioned or delayed. The Sponsor may demand not more than one (1) Underwritten Shelf Takedowns pursuant to this Section 2.2.3 in any six (6)-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering, subject to the provisions of Section 2.1.

2.2.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Sponsor and the Takedown Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Sponsor and the Takedown Requesting Holders (if any) desire to sell, taken together with all other shares of Domesticated Parent Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Sponsor that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Domesticated Parent Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Domesticated Parent Common Stock or other equity securities of the Takedown Requesting Holders, if any, that can be sold without exceeding the Maximum Number of Securities, determined Pro Rata based on the respective number of Registrable Securities that each Takedown Requesting Holder has so requested to be included in such Underwritten Shelf Takedown.

2.2.5 Withdrawal. The Sponsor shall have the right to withdraw from an Underwritten Shelf Takedown for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Underwritten Shelf Takedown prior to the public announcement of such Underwritten Shelf Takedown. If so withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the Sponsor for purposes of subsection 2.2.3, unless either (i) the Sponsor has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Sponsor reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Takedown Requesting Holders, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Takedown Requesting Holder has requested be included in such Underwritten Shelf Takedown). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to and including a withdrawal under this subsection 2.2.5, unless the Sponsor elect to pay such Registration Expenses pursuant to clause (ii) of this subsection 2.2.5.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is an executive officer, director or Holder in excess of five percent (5%) of the outstanding Common Stock agrees that it shall not Transfer any equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder that participates and sells Registrable Securities in such Underwritten Offering agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders that execute a lock-up agreement).

ARTICLE 3

COMPANY PROCEDURES

3.1 General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, in a timely manner:

3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until the earlier of (a) all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or (b) the termination of this Agreement;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus other than by way of a document incorporated by reference  (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4) furnish a copy thereof to each seller of such Registrable Securities or its counsel, excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 in the event of an Underwritten Offering or a sale by a placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders, Underwriter, placement agent or sales agent to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, placement agent, sales agent attorney or accountant in connection with the Registration; provided, however, that such representatives, Underwriters, placement agents, sales agents, attorneys or accountant enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, that the Company will not include the name of any Holder or any information regarding any Holder not participating in such sale pursuant to such Registration unless required by the Commission or any applicable law, rules or regulations;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering or a sale by a placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14  otherwise use its commercially reasonable efforts to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission), and which requirement will be deemed satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act (or any successor rule promulgated thereafter by the Commission);

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.2.3, if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a Registration and an Underwriter.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration. No person may participate in any Underwritten Offering or other offering involving a Registration and an Underwriter for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such arrangements.

3.4 Suspension of Sales; Adverse Disclosure;  Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (i) require the Company to make an Adverse Disclosure, (ii) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, (iii) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities, and in each case maintain the confidentiality of such notice and its contents. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this subsection 3.4.2.

3.4.3 Subject to subsection 3.4.4, if (i) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred twenty (120) days (or such shorter time as the managing Underwriters may agree) after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective or maintain the effectiveness of the applicable Registration Statement, or (ii) pursuant to subsection 2.2.3, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, then, in each case, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.2.3.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to subsection 3.4.2 or a registered offering pursuant to subsection 3.4.3 shall be exercised by the Company, in either case, for not more than sixty (60) consecutive calendar days or more than one hundred twenty (120) total calendar days during any twelve (12)-month period.

3.4.5 Notwithstanding anything to the contrary set forth herein, the Company shall not be required provide any Holder with any material, nonpublic information regarding the Company other than to the extent that providing notice to such Holder hereunder constitutes material, nonpublic information regarding the Company.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Domesticated Parent Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect), including providing any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Transfer Restrictions.

3.6.1 Except with respect to a Transfer to a Permitted Transferee, during the applicable Lock-Up Periods, no Existing Holder or New Holder shall, directly or indirectly, (a) offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase, make any short sale or otherwise dispose of or distribute, establish or increase a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (each, a “Transfer”) any (i) shares of Domesticated Parent Common Stock or any other shares of the Company’s capital stock, (ii) options or warrants to purchase any shares of Domesticated Parent Common Stock or any other shares of the Company’s capital stock or (iii) securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Domesticated Parent Common Stock or any other shares of the Company’s capital stock, in each case, whether now owned or hereinafter acquired, that are owned directly by such Existing Holder or New Holder (including securities held as a custodian) or with respect to which such Existing Holder or New Holder has beneficial ownership within the rules and regulations of the Commission (collectively, the “Restricted Shares”). The foregoing restriction is expressly agreed to preclude each Existing Holder and New Holder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Shares even if such Restricted Shares would be disposed of by someone other than such Existing Holder or each New Holder, as applicable. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Shares of the applicable Existing Holder or New Holder or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Shares; provided, however, that the foregoing restrictions are not intended to cover liens established in the ordinary course in favor of a broker-dealer over property held in an account with such broker-dealer generally.

3.6.2 Notwithstanding the provisions set forth in subsection 3.6.1:

(a)  with respect to any Existing Holder, Transfers of Registrable Securities are permitted during the applicable Lock-Up Period:

(i)to the Company’s officers or directors, any Affiliate or family member of any of the Company’s officers or directors,

(ii)to any members or partners of the Sponsor or their Affiliates, any Affiliates of the Sponsor, or any employees of such Affiliates;

(iii)in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iv)in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(v)in the case of an individual, pursuant to a qualified domestic relations order;

(vi)by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor;

(vii)to the Company for no value for cancellation; and

(viii)in connection with a liquidation, merger, amalgamation, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transactions which results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property;

provided that in the case of any Transfer pursuant to clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) such Transfer shall not involve a disposition for value; provided, further that in the case of any Transfer pursuant to clauses (a)(i), (ii), (iii), (iv) and (vi), each donee, devisee, transferee or distributee enters into a written agreement with the Company agreeing to be bound to the restrictions set forth herein; and provided, further, that in the case of any permitted Transfer no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Domesticated Parent Common Stock in connection with such Transfer shall be legally required during the applicable Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer.

(b)  with respect to any New Holder, Transfers of Domesticated Parent Common Stock are permitted during the applicable Lock-Up Period:

(i)to any New Holder’s Affiliate;

(ii)in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(iv)in the case of an individual, pursuant to a qualified domestic relations order;

(v)to the Company for no value for cancellation;

(vi)in connection with a liquidation, merger, amalgamation, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transactions which results in all of the Company’s stockholders having the right to exchange their shares of Domesticated Parent Common Stock for cash, securities or other property;

(vii)to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee;

(viii)to the Company in connection with the vesting, settlement, or exercise of restricted stock units, performance stock units, options, warrants or other rights to purchase shares of Domesticated Parent Common Stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, performance stock units, options, warrants or rights; provided that any such restricted stock units, performance stock units, options, warrants or other rights are held by a New Holder pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan;

(ix)as part of a sale of Domesticated Parent Common Stock to cover the payment of any exercise price and tax and remittance payment due as the result of the vesting, settlement, or exercise of restricted stock units, performance stock units, options, warrants or other rights to purchase shares of Domesticated Parent Common Stock; provided that any such restricted stock units, performance stock units, options, warrants or other rights are held by a New Holder pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan;

(x)to the Company in connection with the vesting or settlement of the Earnout Shares received for the payment of tax and remittance payments due as a result of the vesting of such Earnout Shares;

(xi)as part of a sale of Domesticated Parent Common Stock to cover the payment of any tax and remittance payment due as the result of the vesting of Earnout Shares; and

(xii)as part of a sale of Domesticated Parent Common Stock acquired in open market transactions after the date hereof;

provided that in the case of any Transfer pursuant to clauses (b)(i), (ii), (iii), (iv), (v) and (vii) such Transfer shall not involve a disposition for value; provided, further that in the case of any Transfer pursuant to clauses (b)(i), (ii) and (iii), each donee, devisee, transferee or distributee enters into a written agreement with the Company agreeing to be bound to the restrictions set forth herein; and provided, further, that in the case of any permitted Transfer no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Domesticated Parent Common Stock in connection with such Transfer shall be legally required during the applicable Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer.

(c)  the Board may, in its sole discretion, determine to waive, amend, or repeal the lock-up obligations set forth in subsection 3.6.1; provided that any such waiver, amendment or repeal shall require, in addition to any other vote of the members of the Board required to take such action pursuant to these bylaws or applicable law, the affirmative vote of the Sponsor Director.

3.6.3 Each Existing Holder and each New Holder hereby represents and warrants that it now has and, except as contemplated by Section 3.6.2 for the duration of the applicable Lock-Up Period, will have good and marketable title to its Restricted Shares, free and clear of all liens, encumbrances, and claims that could impact the ability of such Existing Holder or New Holder, as applicable, to comply with the foregoing restrictions. Each Existing Holder and each New Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the Transfer of any Restricted Shares during the applicable Lock-Up Period, except in compliance with the foregoing restrictions.

ARTICLE 4

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus  (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement, which (a) cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (b) includes a statement or admission of fault and culpability on the part of such indemnified party or (c) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the Transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 5

STOCKHOLDER RIGHTS

5.1 Stockholder Rights. At any time and from time to time on or after the date hereof and until the later of (i) such time as the Sponsor ceases to beneficially own at least ten percent (10%) of the Company’s outstanding voting stock and (ii) subject to compliance with the rules of The Nasdaq Stock Market, the third anniversary of the date of this Merger Agreement:

5.1.1 The Sponsor shall have the right, but not the obligation, to designate one individual to be appointed or nominated, as the case may be, for election to the Board (including any successor, each, a “Nominee”) as a Class III director by giving written notice to the Company on or before the time such information is reasonably requested by the Board or the Nominating Committee of the Board, as applicable, for inclusion in a proxy statement for a meeting of stockholders provided to the Sponsor. Any Nominee shall be subject to the consent of the Board (not to be unreasonably withheld, conditioned or delayed); provided, that the Board’s consent shall not be required if such Nominee is Josh Tamaroff, Garrett Lustig, or any individual who is a director of the Company as of the date of the Merger Agreement.

5.1.2 The Company will, as promptly as practicable, use its commercially reasonable efforts to ensure that there is one Sponsor Director serving on the Board at all times that the Sponsor shall be entitled to nominate a Director.

5.1.3 The Company shall, to the fullest extent permitted by applicable law, use its commercially reasonable efforts to ensure that: (i) the Nominee is included in the Board’s slate of nominees to the stockholders of the Company for each election of the applicable class of Directors; and (ii) the Nominee is included in the proxy statement prepared by management of the Company in connection with soliciting proxies for such meeting of the stockholders of the Company called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company or the Board with respect to the election of members of the Board.

5.1.4 If a vacancy occurs because of the death, disability, disqualification, resignation, or removal (or for any other reason) of a Sponsor Director, the Sponsor shall be entitled to designate such person’s successor, and the Company will promptly following such designation use its commercially reasonable efforts to ensure that such vacancy shall be filled with such successor Nominee.

5.1.5 If a Nominee is not elected for any reason, the Sponsor shall be entitled to designate promptly another Nominee and the Company will use its commercially reasonable efforts to ensure that the director position for which such Nominee was nominated shall not be filled pending such designation or that the size of the Board shall be increased by one and such vacancy shall be filled with such successor Nominee as promptly as practicable following such designation.

5.1.6 Promptly following the request of any Sponsor Director, the Company shall enter into an indemnification agreement with such Sponsor Director, in the form entered into with the other members of the Board. The Company shall pay the reasonable, documented out-of-pocket expenses incurred by the Sponsor Director in connection with his or her services provided to or on behalf of the Company, including attending meetings or events attended explicitly on behalf of the Company at the Company’s request.

5.1.7 Any Nominee will be subject to the Company’s customary due diligence process, including its review of a completed questionnaire and a background check. Based on the foregoing, the Company may object to any Nominee provided (a) it does so in good faith, and (b) such objection is based upon any of the following: (i) such Nominee was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses), (ii) such Nominee was the subject of any order, judgment or decree not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining such proposed director from, or otherwise limiting, the following activities: (A) engaging in any type of business practice, or (B) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws, (iii) such Nominee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting the right of such person to engage in any activity described in clause (ii)(B), or to be associated with persons engaged in such activity, (iv) such proposed director was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated, or (v) such proposed director was the subject of, or a party to any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to a violation of any federal or state securities laws or regulations. In the event the Board reasonably finds the Nominee to be unsuitable based upon one or more of the foregoing clauses (i) through (v) and reasonably objects to the identified director, the Sponsor shall be entitled to propose a different nominee to the Board within thirty (30) calendar days of the Company’s notice to the Sponsor of its objection to the Nominee and such replacement Nominee shall be subject to the review process outlined above.

ARTICLE 6

MISCELLANEOUS

6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: OmniAb, Inc. 5980 Horton Street, Suite 405, Emeryville, CA 94608, Attention: Charles Berkman, with copy to: Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California 92130, Attention: Matthew T. Bush, Esq., and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 Prior to the expiration of the applicable Lock-Up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a Transfer of Registrable Securities by such Holder to a Permitted Transferee.

6.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement.

6.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.5 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements (including the Existing Agreement), representations, understandings, negotiations and discussions between the parties, whether oral or written.

6.6 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

6.7 WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.8 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; and provided, further, that the Company may waive the lockup restrictions as set forth in Section 3.6.2. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.9 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.10 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.11 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

6.12 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.13 Additional Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder, to the extent necessary for the Company to make determinations hereunder.

6.14 No Third-Party Beneficiaries. In Ligand’s sole discretion, Ligand may enforce the provisions of Section 1.1 (definition of Holder), subsection 2.2.1 and Article IV, to the extent applicable, on behalf of the Ligand Equity Award Holders. For the avoidance of doubt, none of the Ligand Equity Award Holders is or is intended to be a third-party beneficiary of this Agreement.

6.15 Term. This Agreement shall terminate upon the earlier of (i) the fifth anniversary of the date of this Agreement and (ii) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

OMNIAB, INC.

By:
Name:
Title:

[Signature Page to A&R Registration Rights Agreement]

HOLDERS:

AVISTA ACQUISITION LP II
By: Avista Acquisition GP LLC II, its general partner

By:
Name:	David Burgstahler
Title:	Manager

[Signature Page to A&R Registration Rights Agreement]

WILLIAM KLITGAARD

By:
Address:

[Signature Page to A&R Registration Rights Agreement]

LÂLE WHITE

By:
Address:

[Signature Page to A&R Registration Rights Agreement]

WENDEL BARR

By:
Address:

NEW HOLDERS:

[ ]
By: [ ]

[ ]
[__]

Solely with respect to Section 2.2.1, Article 4 and Section 6.14

LIGAND PHARMACEUTICALS INCORPORATED

By:
Name:
Title:

[Signature Page to A&R Registration Rights Agreement]

Annex H

CERTIFICATE OF INCORPORATION

OF

[OMNIAB, INC.]

ARTICLE I

NAME

The name of the corporation is [OmniAb, Inc.] (the “Corporation”).

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is [Corporation Service Company, 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808], and the name of its registered agent at such address is [Corporation Service Company.]

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

CAPITAL STOCK

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock,” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 1,100,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 1,000,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 100,000,000, having a par value of $0.0001 per share.

Upon the filing and effectiveness of this Certificate with the Secretary of State of the State of Delaware (the “Effective Time”), each Class A ordinary fully paid share, par value $0.0001 per share, and each Class B ordinary fully paid share, par value $0.0001 per share, of Avista Public Acquisition Corp. II, a Cayman Islands exempted company and the Corporation’s predecessor prior to its domestication as a Delaware corporation, issued and outstanding or held in treasury immediately prior to the Effective Time (“Old Common Stock”) and without any action on the part of the holder thereof, shall be reclassified as and converted into one share of Common Stock, with a par value of $0.0001 per share. Any stock certificate or book entry representing shares of Old Common Stock shall thereafter represent a number of whole shares of Common Stock into which such shares of Old Common Stock shall have been reclassified.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.COMMON STOCK.

1.General.     The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2.Voting.     Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate

(including any Certificate of Designation (as defined below)) that relates solely to the terms of any outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding), in each case by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3.Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4.Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and after payment or provision for payment of the debts and other liabilities of the Corporation, if any, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B.PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. Other than those directors, if any, elected by the holders of any series of Preferred Stock, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three (3) classes, as nearly equal in number as possible, designated as Class I, Class II and Class III. Except for the terms of such additional directors, if any, as elected by the holders of any series of Preferred Stock, each director shall serve for a term ending on the date of the third (3rd) annual meeting of stockholders following the annual meeting at which the director was elected. The initial Class I directors shall serve for a term expiring at the first (1st) annual meeting of the stockholders following the date of this Certificate; the initial Class II directors shall serve for a term expiring at the second (2nd) annual meeting of the stockholders following the date of this Certificate; and the initial Class III directors shall serve for a term expiring at the third (3rd) annual meeting of the stockholders following the date of this Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Certificate, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, resignation, retirement, disqualification, removal of a director or other cause shall hold office for a term that shall coincide with the remaining term of that class. In no event, will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.

B. Except as otherwise expressly provided by the DGCL or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Except as otherwise provided for or fixed pursuant to Part E of this Article V relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C. Subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

D. Subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Part B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, retirement, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). The stockholders of the Corporation shall also have power to adopt, amend or repeal the Bylaws; provided, however, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VI

STOCKHOLDERS

A. Any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders in lieu of such meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of (i) the Board of Directors, (ii) the Chairperson of the Board of Directors, (iii) the Chief Executive Officer, or (iv) the President, and shall not be called by any other person or persons.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII

LIABILITY

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VII, or the adoption of any provision of the Certificate inconsistent with this Article VII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to the time of such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE VIII

INDEMNIFICATION

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE IX

FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding (“Proceeding”) brought on behalf of the Corporation, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL, this Certificate or the Bylaws (in each case, as may be amended from time to time) or (iv) any Proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article IX, to the extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. If any action the subject matter of which is within the scope of clause (b) of this Article IX is filed in a court other than the federal district courts of the United States of America (a “Foreign Securities Act Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the federal district courts of the United States of America in connection with any action brought in any such court to enforce clause (b) (a “Securities Act Enforcement Action”), and (ii) having service of process made upon such stockholder in any such Securities Act Enforcement Action by service upon such stockholder’s counsel in the Foreign Securities Act Action as agent for such stockholder.

For the avoidance of doubt, clause (b) of this Article IX is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to any Proceeding, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX.

Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any paragraph of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE X

AMENDMENTS

A. Notwithstanding anything contained in this Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all of the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and this Article X.

B. If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by a duly authorized officer of the Corporation, on [•], 2022.

[OMNIAB, INC.]

By:
Name:	[ ● ]
Title:	[ ● ]

[Signature Page to Certificate of Incorporation]

Annex I

Confidential

Bylaws of

[OmniAb, Inc.]

(a Delaware corporation)

I-i

I-ii

Bylaws of

[OmniAb, Inc.]

ARTICLE I — CORPORATE OFFICES

Section 1.1Registered Office. The address of the registered office of [OmniAb, Inc.] (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

Section 1.2Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

ARTICLE II — MEETINGS OF STOCKHOLDERS

Section 2.1Place of Meetings. Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

Section 2.2Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

Section 2.3Special Meeting.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

Section 2.4Notice of Business to be Brought before a Meeting.

(a)At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting in person, or by remote communication, if applicable. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.

(b)Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c)To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i)As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii)As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(iii)As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder, and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d)A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(e)Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f)This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g)For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 2.5Notice of Nominations for Election to the Board.

(a)Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting in person, or by remote communication, if applicable. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting other than in accordance with the provisions of the Certificate of Incorporation.

(b)(i) For a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.

(ii)If the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(iii)In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv)In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(c)To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i)As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i) of these bylaws), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));

(ii)As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and

(iii)As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) in such solicitation.

(d)A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(e)In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(f)To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

(g)The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.

(h)A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any materials delivered pursuant to this Section 2.5 by a candidate for director, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to amend or update any nomination or to submit any new nomination.

(i)No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the votes cast for the nominee in question) shall be void and of no force or effect.

(j)Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.

Section 2.6Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Section 2.7Manner of Giving Notice; Affidavit of Notice.

Notice of any meeting of stockholders shall be deemed given:

(a)if mailed, when deposited in the U.S. mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Corporation’s records; or

(b)if electronically transmitted as provided in the DGCL.

An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 2.8Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Section 2.9Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

Section 2.10Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chairperson of the Board, or in his or her absence or inability to act, the Chief Executive Officer, or in his or her absence or inability to act, the officer or director whom the Board shall appoint, shall act as chairperson of, and preside at the meeting. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.11Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

Section 2.12Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 2.13Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

Section 2.14List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

Section 2.15Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(a)determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(b)count all votes or ballots;

(c)count and tabulate all votes;

(d)determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(e)certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

Section 2.16Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Section 2.17Stockholder Action by Written Consent Without a Meeting.

Subject to the rights of the holders of any series of Preferred Stock of the Corporation, any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders in lieu of such meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of preferred stock of the Corporation, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock of the Corporation, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of preferred stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

ARTICLE III — DIRECTORS

Section 3.1Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section 3.2Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

Section 3.3Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

Section 3.4Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, retirement, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

Section 3.5Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee or subcommittee designated by the Board, in each case, may participate in a meeting of the Board, or any committee or subcommittee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

Section 3.6Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

Section 3.7Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(a)delivered personally by hand, by courier or by telephone;

(b)sent by United States first-class mail, postage prepaid;

(c)sent by facsimile or electronic mail; or

(d)sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

Section 3.8Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 3.9Board Action by Written Consent without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee or subcommittee thereof, may be taken without a meeting if all members of the Board or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken by written consent without a meeting, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the applicable committee or subcommittee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

Section 3.10Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Section 3.11Removal of Directors.

Subject to any special rights of the holders of one or more outstanding series of preferred stock of the Corporation to elect directors, the Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

ARTICLE IV — COMMITTEES

Section 4.1Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee or subcommittee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

Section 4.2Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.3Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(a)Section 3.5 (Place of Meetings; Meetings by Telephone);

(b)Section 3.6 (Regular Meetings);

(c)Section 3.7 (Special Meetings; Notice);

(d)Section 3.9 (Board Action Without a Meeting); and

(e)Section 7.13 (Waiver of Notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:

(i)the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii)special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii)the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

Section 4.4Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V — OFFICERS

Section 5.1Officers.

The officers of the Corporation shall include a Chief Executive Officer and a President. The Corporation may also have, at the discretion of the Board, a Secretary, a Chairperson of the Board, a Vice Chairperson of the Board (each of such Chairperson or Vice Chairperson shall be a director but need not be elected as an officer), a Chief Legal Officer, a Chief Financial Officer or principal financial officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

Section 5.2Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.

Section 5.3Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

Section 5.4Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.5Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

Section 5.6Representation of Shares of Other Corporations.

The Chairperson of the Board (if an officer), the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.7Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

Section 5.8Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

ARTICLE VI — RECORDS

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

ARTICLE VII — GENERAL MATTERS

Section 7.1Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

Section 7.2Stock Certificates.

The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board (in each case, if an officer), the Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 7.3Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 7.4Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 7.5Shares Without Certificates.

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

Section 7.6Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

Section 7.7Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

Section 7.8Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

Section 7.9Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.10Transfer of Stock.

Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

Section 7.11Stock Transfer Restrictions; Stock Forfeitures.

(a)The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

(b)The Corporation’s Earnout Shares (as defined in the Merger Agreement referenced below in this sentence) are subject to the restrictive transfer and forfeiture provisions set forth in that certain Agreement and Plan of Merger, dated March 23, 2022, by and among Ligand Pharmaceuticals Incorporated, a Delaware corporation, OmniAb, Inc., a Delaware corporation, the Corporation and Orwell Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Corporation.

Section 7.12Registered Stockholders.

The Corporation:

(a)shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(b)shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 7.13Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

ARTICLE VIII — NOTICE

Section 8.1Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the

Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(a)if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(b)if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(c)if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

ARTICLE IX — INDEMNIFICATION

Section 9.1Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

Section 9.2Indemnification of Others.

The Corporation shall also have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

Section 9.3Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including, without limitation, attorneys’ fees) incurred by any covered person, and may also pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

Section 9.4Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 9.5Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 9.6Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 9.7Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person actually collects as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Section 9.8Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

Section 9.9Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

ARTICLE X — AMENDMENTS

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by the Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the adoption, amendment or repeal of the bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class.

ARTICLE XI — DEFINITIONS

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Annex J

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

AVISTA PUBLIC ACQUISITION CORP. II

(ADOPTED BY SPECIAL RESOLUTION DATED 9 AUGUST 2021 AND EFFECTIVE ON 9 AUGUST 2021)

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

AVISTA PUBLIC ACQUISITION CORP. II

(ADOPTED BY SPECIAL RESOLUTION DATED 9 AUGUST 2021 AND EFFECTIVE ON 9 AUGUST 2021)

1The name of the Company is Avista Public Acquisition Corp. II

2The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4The liability of each Member is limited to the amount unpaid on such Member's shares.

5The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

AVISTA PUBLIC ACQUISITION CORP. II

(ADOPTED BY SPECIAL RESOLUTION DATED 9 AUGUST 2021 AND EFFECTIVE ON 9 AUGUST 2021)

1Interpretation

1.1In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”

means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Capital Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting discounts and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website,  transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Forward Purchase Agreement”	means an agreement that provides for the sale of equity securities in a private placement that will close substantially concurrently with the consummation of a Business Combination.
“Forward Purchase Share”	means a Class A Share to be issued pursuant to a Forward Purchase Agreement.
“Forward Purchase Warrant”	means a warrant to purchase a Class A Share to be issued pursuant to a Forward Purchase Agreement.
“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company's initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Nominating Committee”	means the nominating committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.
“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 29.4 and Article 47.2, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Avista Acquisition LP II, a Cayman Islands exempted limited partnership, and its successors or assigns.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Account”

means the trust account established by the Company upon the consummation of the IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2In the Articles:

(a)words importing the singular number include the plural number and vice versa;
(b)words importing the masculine gender include the feminine gender;
(c)words importing persons include corporations as well as any other legal or natural person;
(d)“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(h)the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);
(i)headings are inserted for reference only and shall be ignored in construing the Articles;
(j)any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;
(k)any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;
(l)sections 8 and 19(3) of the Electronic Transactions Act shall not apply;
(m)the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and
(n)the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2Commencement of Business

2.1The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3Issue of Shares and other Securities

3.1Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Ordinary Share Conversion set out in the Articles.

3.2The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the

Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4The Company shall not issue Shares to bearer.

4Register of Members

4.1The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5Closing Register of Members or Fixing Record Date

5.1For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6Certificates for Shares

6.1A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7Transfer of Shares

7.1Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option, warrant or unit.

7.2The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8Redemption, Repurchase and Surrender of Shares

8.1Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;
(b)Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration on a pro-rata basis to the extent that the Over- Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company's issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and
(c)Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4The Directors may accept the surrender for no consideration of any fully paid Share.

9Treasury Shares

9.1The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10Variation of Rights of Shares

10.1Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13Lien on Shares

13.1The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.

13.2The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under the Articles.

13.4The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15Forfeiture of Shares

15.1If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16Transmission of Shares

16.1If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17Class B Ordinary Share Conversion

17.1The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the

Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

17.2Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) automatically on the day of the consummation of a Business Combination.

17.3Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the consummation of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the consummation of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as- converted basis, in the aggregate, 20 per cent of the sum of: (a) all Class A Shares and Class B Shares in issue upon completion of the IPO; plus (b) all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination (including any Forward Purchase Shares but not including any Forward Purchase Warrants), excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor or its Affiliates or any Director or Officer upon conversion of working capital loans made to the Company.

17.4Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of Shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for- one.

18Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1The Company may by Ordinary Resolution:

(a)increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;
(d)by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and
(e)cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.2Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, Article 29.4 and Article 47.2, the Company may by Special Resolution:

(a)change its name;
(b)alter or add to the Articles;
(c)alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(d)reduce its share capital or any capital redemption reserve fund.

19Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20General Meetings

20.1All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

20.4Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year's annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21Notice of General Meetings

21.1At least five clear days' notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22Proceedings at General Meetings

22.1No business shall be transacted at any general meeting unless a quorum is present. The holders of one-third of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11A resolution put to the vote of the meeting shall be decided on a poll.

22.12A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23Votes of Members

23.1Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4 and Article 47.2, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non- natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24Proxies

24.1The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25Corporate Members

25.1Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27Directors

27.1There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

28Powers of Directors

28.1Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29Appointment and Removal of Directors

29.1Prior to the consummation of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the consummation of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3After the consummation of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4Prior to the consummation of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a Special Resolution has been given, or by way of unanimous written resolution.

30Vacation of Office of Director

The office of a Director shall be vacated if:

(a)the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or
(c)the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d)the Director is found to be or becomes of unsound mind; or
(e)all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31Proceedings of Directors

31.1The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

31.2Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33Directors' Interests

33.1A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35Delegation of Directors' Powers

35.1The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37Remuneration of Directors

37.1The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38Seal

38.1The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39Dividends, Distributions and Reserve

39.1Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8No Dividend or other distribution shall bear interest against the Company.

39.9Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company's reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41Books of Account

41.1The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

41.2The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42Audit

42.1The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.8Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

42.9At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43Notices

43.1Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2Where a notice is sent by:

(a)courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;
(b)post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;
(c)cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;
(d)e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and
(e)placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44Winding Up

44.1If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or
(b)if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45Indemnity and Insurance

45.1Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47Transfer by Way of Continuation

47.1If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands. For the purposes of a Special Resolution to be passed pursuant to this Article, a holder of Class B Shares shall have ten votes for every Class B Share of which he is the holder and a holder of Class A Shares shall have one vote for every Class A Share of which he is the holder.

47.2Prior to the closing a Business Combination, Article 47.1 may only be amended by a Special Resolution which shall include the affirmative vote of a simple majority of the Class B Shares.

48Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49Business Combination

49.1Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2Prior to the consummation of a Business Combination, the Company shall either:

(a)submit such Business Combination to its Members for approval; or
(b)provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company's net tangible assets to be less than US$5,000,001 prior to or upon consummation of such Business Combination.

49.3If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).

49.6A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7In the event that the Company does not consummate a Business Combination within 18 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)cease all operations except for the purpose of winding up;
(b)as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members' rights as Members (including the right to receive further liquidation distributions, if any); and
(c)as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8In the event that any amendment is made to the Articles:

(a)to modify the substance or timing of the Company's obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 18 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles; or
(b)

with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)receive funds from the Trust Account; or
(b)vote as a class with Public Shares on a Business Combination.

49.11The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and
(b)any Director or Officer and any Affiliate of such Director or Officer.

49.12A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.13As long as the securities of the Company are listed on the Nasdaq Capital Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting discounts and taxes payable on the income earned on the Trust Account) at the time of the Company's signing a definitive agreement in connection with a Business Combination. A Business Combination must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

49.14The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to consummate a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

51Business Opportunities

51.1To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

51.2Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

51.3To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex K

Execution Version

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of March 23, 2022, is entered into by and among Ligand Pharmaceuticals Incorporated, a Delaware corporation (the “Company”), OmniAb, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“SpinCo”), Avista Public Acquisition Corp. II, a Cayman Islands exempted company (which will migrate to and domesticate as a Delaware corporation) (“Parent”), and Orwell Merger Sub Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”). “Party” or “Parties” means the Company, SpinCo, Parent or Merger Sub, individually or collectively, as the case may be. Capitalized terms used in this Agreement, but not otherwise defined in this Agreement, the Separation Agreement or the Merger Agreement, shall have the meaning set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, the Company, acting through its direct and indirect Subsidiaries, currently conducts the Company Retained Business and the SpinCo Business;

WHEREAS, the Company Board has determined that it is appropriate, desirable and in the best interests of the Company and its stockholders to separate the Company into two separate companies, one for each of (i) the Company Retained Business, which shall be owned and conducted, directly or indirectly, by the Company and its Subsidiaries (other than SpinCo and its Subsidiaries) and (ii) the SpinCo Business, which shall be owned and conducted, directly or indirectly, by SpinCo and its Subsidiaries, in the manner contemplated by the Separation and Distribution Agreement by and among the Parties, dated as of the date hereof (the “Separation Agreement”) and the other Transaction Documents;

WHEREAS, following the Domestication and the Separation and pursuant to the Merger Agreement, Merger Sub shall merge with and into SpinCo and SpinCo will be the surviving corporation and a wholly owned Subsidiary of Parent; and

WHEREAS, in connection with the transactions contemplated by the Separation Agreement and the Merger Agreement, the Parties have agreed to enter into this Agreement for the purpose of allocating assets, Liabilities and responsibilities with respect to certain employee matters and employee compensation and benefit plans and programs among them and to address certain other employment-related matters.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1General. As used in this Agreement, the following terms shall have the following meanings:

(a)“401(k) Plan Transition Date” shall mean (i) December 31 of the calendar year in which the Distribution Time occurs, or (ii) such earlier date as mutually agreed by the Parties.

(b)“Adjusted Parent Equity Award” shall mean an Adjusted Parent Option, Adjusted Parent RSU Award or Adjusted Parent PSU Award.

(c)“Adjusted Parent Option” shall have the meaning set forth in Section 4.2(d).

(d)“Adjusted Parent PSU Award” shall have the meaning set forth in Section 4.4(f).

(e)“Adjusted Parent RSU Award” shall have the meaning set forth in Section 4.3(d).

(f)“Agreement” shall have the meaning set forth in the Preamble.

(g)“Benefit Plan” shall mean an “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each compensation plan, program, agreement or arrangement, including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity-based incentive or other benefit plan, program, agreement, policy or other arrangement, in each case, that is or was maintained for the benefit of current and/or former directors, officers, consultants or employees.

(h)“Code” means the Internal Revenue Code of 1986, as amended, or any successor federal income tax law. Reference to a specific Code provision also includes any proposed, temporary or final regulation in force under that provision.

(i)“Company” shall have the meaning set forth in the Preamble.

(j)“Company 2021 TSR PSU Award” shall mean a Company PSU Award granted in 2021 (or portion thereof) the vesting of which is tied to the Company’s total shareholder return for the three-year performance period ending December 31, 2023.

(k)“Company 401(k) Plan” shall mean the Company’s Section 401(k) Savings/Retirement Plan.

(l)“Company Allocation Factor” shall mean the quotient obtained by dividing (i) the Company Post-Adjustment Stock Value, by (ii) the sum of (A) the Company Post-Adjustment Stock Value, plus (B) the product of (x) the SpinCo Stock Value times (y) the Distribution Ratio.

(m)“Company Benefit Plan” shall mean any Benefit Plan sponsored, maintained or contributed to (or required to be contributed to) by any member of the Company Group that (i) is or has been maintained, sponsored, contributed to or entered into by any member of the Company Group for the benefit of any SpinCo Employee or SpinCo Independent Contractor or for which any member of the SpinCo Group could have any Liability and (ii) that is not a SpinCo Benefit Plan.

(n)“Company Employee” shall mean each employee of the Company or any of its Subsidiaries or Affiliates who does not qualify as a SpinCo Employee.

(o)“Company Employee List” shall have the meaning set forth in Section 2.2(d).

(p)“Company Equity Award” shall mean a Company Option, Company RSU Award or a Company PSU Award.

(q)“Company Equity Plan” shall mean the Company’s 2002 Stock Incentive Plan, as amended from time to time.

(r)“Company ESPP” shall mean the Company’s 2002 Employee Stock Purchase Plan, as amended from time to time.

(s)“Company Group” shall mean (i) the Company, the Company Retained Business and each Person that is a direct or indirect Subsidiary of the Company as of immediately following the Distribution Time and (ii) each Business Entity that becomes a Subsidiary of the Company after the Distribution Time.

(t)“Company Independent Contractor” shall mean each individual who is engaged as an independent contractor or consultant by the Company or any of its Subsidiaries or Affiliates who does not qualify as a SpinCo Independent Contractor.

(u)“Company Individual Agreement” shall mean each Benefit Plan sponsored, maintained entered into or contributed to by the Company under which no more than one service provider is eligible to receive compensation and/or benefits.

(v)“Company Option” shall mean an option to purchase shares of Company Common Stock granted pursuant to the Company Equity Plan.

(w)“Company Post-Adjustment Stock Value” shall mean the average closing price per share of Company Common Stock trading on an ex-dividend basis on the Nasdaq Stock Market during regular trading hours for the five (5) trading days ending on the date on which the Distribution Time occurs (or, if the Distribution Time occurs prior to regular trading hours, for the five (5) trading days ending on the date prior to the date on which the Distribution Time occurs).

(x)“Company Pre-Adjustment Stock Value” shall mean the average closing price per share of Company Common Stock trading “regular way with due bills” (if applicable) on the Nasdaq Stock Market during regular trading hours for the five (5) trading days ending on the date on which the Distribution Time occurs (or, if the Distribution Time occurs prior to regular trading hours, for the five (5) trading days ending on the date prior to the date on which the Distribution Time occurs).

(y)“Company PSU Award” shall mean a performance stock unit award granted pursuant to the Company Equity Plan.

(z)“Company Ratio” shall mean the quotient obtained by dividing the Company Pre-Adjustment Stock Value by the Company Post-Adjustment Stock Value.

(aa)“Company RSU Award” shall mean a restricted stock unit award granted pursuant to the Company Equity Plan that vests solely based on the continued employment or service of the recipient.

(bb)“Company Service Provider” shall mean a Company Employee, a Company Independent Contractor or a member of the Company Board.

(cc)“Company Severance Plan” shall mean the Company’s Amended and Restated Severance Plan, as amended from time to time.

(dd)“Distribution Ratio” shall mean the number of shares (and/or fraction of a share, expressed as a decimal) of SpinCo Common Stock to be distributed in respect of one share of Company Common Stock in the Distribution, as determined by the Company.

(ee)“Distribution Time” shall mean the effective time of the Distribution pursuant to the Separation Agreement.

(ff)“Effective Time” shall mean the “Effective Time” as defined in the Merger Agreement.

(gg)“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(hh)“Former Company Service Provider” means (i) any individual (other than a SpinCo Employee or SpinCo Independent Contractor) who, as of the Distribution Time is a former employee or independent contractor of the Company or any of its Subsidiaries, or (ii) any individual who is a Company Employee or Company Independent Contractor as of the Distribution Time or thereafter who ceases to be an employee or independent contractor of the Company or any of its Subsidiaries following the Distribution Time.

(ii)“Former SpinCo Service Provider” shall mean any individual who is a SpinCo Employee or SpinCo Independent Contractor as of the Distribution Time and thereafter ceases to be an employee or independent contractor of the SpinCo Group following the Distribution Time.

(jj)“Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of March 23, 2022, by and among the Company, SpinCo, Parent, and Merger Sub.

(kk)“Parent” shall have the meaning set forth in the Preamble.

(ll)”Parent Equity Plan” shall have the meaning set forth in Section 4.6.

(mm) “Parent Equity Plan Share Reserve” shall have the meaning set forth in Section 4.6.

(nn)“Parent ESPP” shall have the meaning set forth in Section 4.6.

(oo)“Parent ESPP Share Reserve” shall have the meaning set forth in Section 4.6.

(pp)“Party” and “Parties” shall have the meanings set forth in the Preamble.

(qq)“Plan Transition Date” shall mean the date that is the earlier to occur of (i) January 1, 2023 or (ii) such earlier date as agreed among the Parties.

(rr)“SpinCo” shall have the meaning set forth in the Preamble.

(ss)“SpinCo 401(k) Plan” shall have the meaning set forth in Section 3.3(b).

(tt)“SpinCo Allocation Factor” shall mean the quotient obtained by dividing (i) the product of (A) the SpinCo Stock Value times (B) the Distribution Ratio, by (ii) the sum of (A) the Company Post-Adjustment Stock Value, plus (B) the product of (x) the SpinCo Stock Value times (y) the Distribution Ratio.

(uu)“SpinCo Benefit Plan” shall mean any Benefit Plan sponsored, maintained or contributed to exclusively by any member of the SpinCo Group.

(vv)“SpinCo Common Stock” shall mean the common stock, par value $0.001 per share, of SpinCo.

(ww)“SpinCo Employee” shall mean each individual listed on the SpinCo Employee List.

(xx)“SpinCo Employee List” shall have the meaning set forth in Section 2.2(d).

(yy)“SpinCo Equity Award” shall mean a SpinCo Option, SpinCo RSU Award or SpinCo PSU Award.

(zz)“SpinCo Equity Plans” shall have the meaning set forth in Section 4.5.

(aaa)“SpinCo Group” shall mean SpinCo and each SpinCo Entity as of the Distribution Time (but after giving effect to the Separation), and, following the Effective Time, Parent and each Person that becomes a Subsidiary of Parent or SpinCo thereafter, provided, however, that for the avoidance of doubt, no member of the Company Group shall be treated as a member of the SpinCo Group.

(bbb)“SpinCo Independent Contractor” shall mean each individual engaged as an independent contractor or consultant by the SpinCo Group as of the Distribution Time.

(ccc)“SpinCo Individual Agreement” shall mean each Benefit Plan sponsored, maintained entered into or contributed to by SpinCo under which no more than one service provider is eligible to receive compensation and/or benefits.

(ddd)“SpinCo Option” shall mean an option to purchase shares of SpinCo Common Stock issued pursuant to the SpinCo Equity Plans as part of an equitable adjustment to a Company Option made in connection with the Distribution.

(eee)“SpinCo PSU Award” shall mean an award of restricted stock units covering SpinCo Common Stock issued pursuant to the SpinCo Equity Plans as part of an equitable adjustment to a Company PSU Award made in connection with the Distribution.

(fff)“SpinCo Ratio” shall mean the quotient obtained by dividing the Company Pre-Adjustment Stock Value by the SpinCo Stock Value.

(ggg)“SpinCo RSU Award” shall mean an award of restricted stock units covering SpinCo Common Stock that vests solely based on the continued employment or service of the recipient issued pursuant to the SpinCo Equity Plans as part of an equitable adjustment to a Company RSU Award made in connection with the Distribution.

(hhh)“SpinCo Service Provider” shall mean a SpinCo Employee, a SpinCo Independent Contractor or a member of the board of directors of SpinCo, or any individual independent contractor, consultant or director who is reasonably expected to become a SpinCo Service Provider prior to the Distribution Time.

(iii)“SpinCo Severance Plan” shall have the meaning set forth in Section 5.2(a).

(jjj)“SpinCo Stock Value” shall mean (i) the Base Exchange Ratio, multiplied by (ii) $10 per share.

(kkk)“Separation Agreement” shall have the meaning set forth in the Recitals.

(lll)“Specified Service Provider” shall mean a Company Service Provider or SpinCo Service Provider who, in either case, is set forth on Schedule C attached hereto.

1.2References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Annexes, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The words “written request” when used in this Agreement shall include email. Reference in this Agreement to any time shall be to New York City, New York time unless otherwise expressly provided herein. Unless the context requires otherwise, references in this Agreement to the “Company” shall also be deemed to refer to the applicable member of the Company Group, references to “SpinCo” shall also be deemed to refer to the applicable member of the SpinCo Group (including, with respect to periods of time following the Effective Time, Parent), and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by the Company or SpinCo shall be deemed to require the Company, SpinCo or Parent, as the case may be, to cause the applicable members of the Company Group or the SpinCo Group, respectively, to take, or refrain from taking, any such action. In the event of any inconsistency or conflict which may arise in the application or interpretation of any of the definitions set forth in Section 1.1, for the purpose of determining what is and is not included in such definitions, any item explicitly included on a Schedule referred to in any such definition shall take priority over any provision of the text thereof.

ARTICLE II

GENERAL PRINCIPLES

2.1Nature of Liabilities. All Liabilities assumed or retained by a member of the Company Group under this Agreement shall be “Ligand Retained Liabilities” for purposes of the Separation Agreement. All Liabilities assumed or retained by a member of the SpinCo Group under this Agreement shall be “OmniAb Liabilities” for purposes of the Separation Agreement.

2.2Transfers of Employees and Independent Contractors Generally.

(a)Schedule A attached hereto sets forth a complete list of each Company Employee as of the date hereof (the “Company Employee List”), and Schedule B attached hereto sets forth a complete list of each employee of the Company Group whose employment will be transferred to SpinCo prior to the Distribution Time (the “SpinCo Employee List”). The Company and SpinCo shall mutually update the Company Employee List and the SpinCo Employee List from time to time between the date hereof and the Distribution Time to remove terminated employees and to add any new Company Employees or SpinCo Employees hired following the date hereof.

(b)All SpinCo Employees who are employed by the SpinCo Group as of the Distribution Time shall continue to be employees of the SpinCo Group immediately after the Distribution Time. The Company and SpinCo will cooperate to cause each of the SpinCo Employees to be employed by a member of the SpinCo Group prior to the Distribution Time.

(c)The Company and SpinCo will cooperate to cause the contract of any individual who is engaged as an independent contractor or consultant and who provides services on behalf of the SpinCo Business to the extent of such service, to be transferred to a member of the SpinCo Group prior to the Distribution Time.

(d)The Company Group and SpinCo Group agree to execute, and to seek to have the applicable SpinCo Employees execute, such documentation, if any, as may be necessary to reflect the transfers described in this Section 2.2.

2.3Assumption and Retention of Liabilities Generally.

(a)Except as pursuant to this Agreement, from and after the Distribution Time, the Company shall, or shall cause one or more members of the Company Group to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill (i) all Liabilities under all Company Benefit Plans with respect to Company Employees, Former Company Service Providers and their respective dependents and beneficiaries (and any alternate payees in respect thereof), whenever incurred, unless this Agreement expressly provides for such Liabilities to be assumed by the SpinCo Group or subject to reimbursement by the SpinCo Group; (ii) all Liabilities with respect to the employment, service, termination of employment or termination of service of all Company Employees, Former Company Service Providers and their respective dependents and beneficiaries (and any alternate payees in respect thereof), in each case to the extent arising in connection with or as a result of employment with or the performance of services to any member of the Company Group; and (iii) all other Liabilities or obligations expressly assigned to or assumed by a member of the Company Group under this Agreement.

(b)Except as pursuant to this Agreement, from and after the Distribution Time, SpinCo shall, or shall cause one or more members of the SpinCo Group to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill (i) all Liabilities under all SpinCo Benefit Plans, whenever incurred; (ii) all Liabilities with respect to the employment, service, termination of employment or termination of service of all SpinCo Employees, Former SpinCo Service Providers and SpinCo Independent Contractors and their respective dependents and beneficiaries (and any alternate payees in respect thereof), in each case to the extent arising in connection with or as a result of employment with or the performance of services to any member of the SpinCo Group or the Company Group; and (iii) all other Liabilities or obligations expressly assigned to or assumed by a member of the SpinCo Group under this Agreement.

(c)The Parties shall promptly reimburse one another, upon reasonable request of the Party requesting reimbursement and the presentation by such Party of such substantiating documentation as the other Party shall reasonably request, for the cost of any obligations or Liabilities satisfied or assumed by the Party requesting reimbursement or its Affiliates that are, or that have been made pursuant to this Agreement, the responsibility of the other Parties or any of its Affiliates.

(d)Notwithstanding any provision of this Agreement or the Separation Agreement to the contrary, SpinCo shall, or shall cause one or more members of the SpinCo Group to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill all Liabilities that have been accepted, assumed or retained under this Agreement.

2.4Treatment of Compensation and Benefit Plans; Terms of Employment. Except as otherwise (i) required by applicable Law, or (ii) expressly provided for in this Agreement, for a period of twelve (12) months following the Distribution Time (or if shorter, during the period of employment), SpinCo shall, or shall cause a member of the SpinCo Group to provide or cause to be provided to each SpinCo Employee (A) a base salary or hourly wage rate, as applicable, that is at least equal to the base salary or hourly wage rate provided to such SpinCo Employee immediately prior to the Distribution Time, (B) subject to Section 5.1, a cash incentive or sales commission opportunity no less favorable than the cash incentive or sales commission opportunity in effect for such SpinCo Employee, if any, immediately prior to the Distribution Time, (C) health, welfare and retirement benefits that are substantially similar in the aggregate to those provided to such SpinCo Employee immediately prior to the Distribution Time, and (D) severance benefits (including severance payments, transition payments and continued health coverage) that are substantially similar to those provided to such SpinCo Employee immediately prior to the Distribution Time.

2.5Participation in Company Benefit Plans. Except as otherwise provided pursuant to this Agreement or as required by Applicable Law, effective no later than the Plan Transition Date, (i) SpinCo and each member of the SpinCo Group, to the extent applicable, shall cease to be a participating company in any Company Benefit Plan and (ii) each then active SpinCo Employee shall cease to participate in, be covered by, accrue benefits under, be eligible to contribute to or have any rights under any Company Benefit Plan (except to the extent of previously accrued obligations that remain a Liability of any member of the Company Group pursuant to this Agreement).

2.6Service Recognition.

(a)From and after the Distribution Time, and in addition to any applicable obligations under applicable Law, SpinCo shall, and shall cause each member of the SpinCo Group to, give each SpinCo Employee full credit for purposes of eligibility, vesting, and determination of level of benefits under any SpinCo Benefit Plan for such SpinCo Employee’s prior service with any member of the Company Group or SpinCo Group or any predecessor thereto, to the same extent such service was recognized by the applicable Company Benefit Plan; provided, that, such service shall not be recognized to the extent it would result in the duplication of benefits or accruals under any defined benefit pension plan.

(b)Except to the extent prohibited by applicable Law, as soon as administratively practicable on or after the Plan Transition Date with respect to any applicable SpinCo Benefit Plan that is a health or welfare benefit plan: (i) SpinCo shall waive or cause to be waived all limitations as to preexisting conditions or waiting periods with respect to participation and coverage requirements applicable to each SpinCo Employee under any SpinCo Benefit Plan in which SpinCo Employees participate (or are eligible to participate) to the same extent that such conditions and waiting periods were satisfied or waived under an analogous Company Benefit Plan, and (ii) SpinCo shall use commercially reasonable efforts to provide or cause each SpinCo Employee to be provided with credit for any co-payments, deductibles or other out-of-pocket amounts paid during the plan year in which the SpinCo Employees become eligible to participate in the SpinCo Benefit Plans in satisfying any applicable co-payments, deductibles or other out-of-pocket requirements under any such plans for such plan year.

2.7WARN. Notwithstanding anything set forth in this Agreement to the contrary, none of the transactions contemplated by or undertaken by this Agreement is intended to and shall not constitute or give rise to an “employment loss” or employment separation within the meaning of the federal Worker Adjustment and Retraining Notification (WARN) Act, or any other federal, state, or local law or legal requirement addressing mass employment separations.

2.8No Termination; No Change in Control. No Company Employee or SpinCo Employee shall be deemed to (a) terminate employment or service solely by virtue of the consummation of the Distribution, any transfer of employment or other service relationship contemplated hereby, or any related transactions or events contemplated by the Separation Agreement, this Agreement, the Merger Agreement, or any other Transaction Document, or (b) become entitled to any severance, termination, separation or similar rights, payments or benefits, whether under any Benefit Plan, the Company Equity Plan, the SpinCo Equity Plans, the Company Severance Plan, any Company Individual Agreement or any other compensatory agreement or arrangement maintained by the Company or SpinCo or otherwise, in connection with any of the foregoing. The Parties hereto agree that none of the transactions contemplated by the Separation Agreement, the Merger Agreement, or this Agreement, constitutes a “change in control,” “change of control” or similar term, as applicable, within the meaning of any Benefit Plan, the Company Equity Plan, the SpinCo Equity Plans, the Company Severance Plan, any Company Individual Agreement or any other compensatory agreement or arrangement maintained by the Company or SpinCo.

ARTICLE III

CERTAIN BENEFIT PLAN PROVISIONS

3.1Health and Welfare Benefit Plans.

(a)(i) Effective as of the Plan Transition Date, the participation of each then-active SpinCo Employee who is a participant in a Company Benefit Plan shall automatically cease and (ii) SpinCo shall or shall cause a member of the SpinCo Group to (A) have in effect, no later than the Business Day immediately prior to the Plan Transition Date, SpinCo Benefit Plans providing health and welfare benefits for the benefit of each such SpinCo Employee with terms that are substantially similar to those provided to the applicable SpinCo Employee immediately prior to the date on which such SpinCo Benefit Plans become effective; and (B) effective on and after the Plan Transition Date, fully perform, pay and discharge all claims of SpinCo Employees or Former SpinCo Service Providers, including but not limited to any claims incurred under any Company Benefit Plan (to the extent not fully covered by insurance) on or prior to the date on which such SpinCo Benefit Plans become effective, that remain unpaid as of the date on which such SpinCo Benefit Plans become effective, regardless of whether any such claim was presented for payment prior to, on or after such date.

(b)Without duplication of amounts otherwise already covered in this Agreement or the Transition Services Agreement, the applicable member of the SpinCo Group shall reimburse the Company or the applicable Company Benefit Plan in the ordinary course of business consistent with past practice for any premiums and its proportionate share of any administrative or services costs related to SpinCo Employees or Former SpinCo Service Providers paid by a Company Benefit Plan (whether prior to or after the Distribution Time) and not charged back to the appropriate and applicable member of the SpinCo Group prior to the Plan Transition Date.

(c)Notwithstanding anything to the contrary in this Section 3.1, SpinCo Employees will continue to be considered to be “participants” in any Company Benefit Plan that is either a health care flexible spending account program or a dependent-care flexible spending account program for the duration of any grace period and/or claims run-out period following the calendar year in which the Plan Transition Date occurs (in either case, solely as provided under the terms of such Company Benefit Plans), provided that such SpinCo Employees will be considered to be participants solely for purposes of utilizing such grace period and/or claims run-out period; will not be allowed to make any deferral or contribution elections under such Company Benefit

Plans beyond the Plan Transition Date; and will cease to be participants in such Company Benefit Plans upon the expiration of any grace period and/or claims run-out period. Effective as of the Plan Transition Date, SpinCo shall establish a health care flexible spending account program or a dependent-care flexible spending account program for SpinCo Employees.

3.2Disability.

(a)To the extent any SpinCo Employee is, as of the Plan Transition Date, receiving payments as part of any short-term disability program that is part of a Company Benefit Plan, such SpinCo Employee’s rights to continued short-term disability benefits (a) will end under any Company Benefit Plan as of the Plan Transition Date; and (b) all remaining rights will be recognized under a SpinCo Benefit Plan as of the Plan Transition Date, and the remainder (if any) of such SpinCo Employee’s short-term disability benefits will be paid by a SpinCo Benefit Plan. In the event that any SpinCo Employee described above shall have any dispute with the short-term disability benefits they are receiving under a SpinCo Benefit Plan, any and all appeal rights of such employees shall be realized through the SpinCo Benefit Plan (and any appeal rights such SpinCo Employee may have under any Company Benefit Plan will be limited to benefits received and time periods occurring prior to the Plan Transition Date). Any SpinCo Employee or Former SpinCo Service Provider who is receiving short-term disability benefits under a Company Benefit Plan as of the Plan Transition Date and thereafter becomes entitled to long-term disability benefits upon the expiration of such short-term disability period (whether under a Company Benefit Plan or SpinCo Benefit Plan), shall be provided long-term disability benefits under the long-term disability plan which is a Company Benefit Plan.

(b)For any Former SpinCo Service Provider who is, as of the Distribution Time, receiving payments as part of any long-term disability program that is part of a Company Benefit Plan, and has been receiving payments from such plan for twelve (12) months or fewer before the Distribution Time, to the extent such Former SpinCo Service Provider may have any “return to work” rights under the terms of such Company Benefit Plan, such Former SpinCo Service Provider’s eligibility for re-employment shall be with SpinCo or a member of the SpinCo Group, subject to availability of a suitable position (with such availability to be determined in the sole discretion by SpinCo or the applicable member of the SpinCo Group), provided however that, notwithstanding the foregoing, no Former SpinCo Service Provider described in this subsection will be eligible for re-employment as described in this subsection after the first anniversary of the Distribution Time.

3.3401(k) Plans.

(a)From the Distribution Time and continuing until the 401(k) Plan Transition Date, SpinCo shall become an “adopting employer” (as defined in the Company 401(k) Plan) and the Company 401(k) Plan shall provide for the SpinCo Group to participate in the Company 401(k) Plan for the benefit of SpinCo Employees and Former SpinCo Service Providers, and the Company consents to such adoption and maintenance, in accordance with the terms of the Company 401(k) Plan.

(b) (i) Effective no later than the 401(k) Plan Transition Date, SpinCo shall establish a defined contribution savings plan and related trust that satisfies the requirements of Sections 401(a) and 401(k) of the Code in which each SpinCo Employee who participated in the Company 401(k) Plan immediately prior thereto shall be eligible to participate (the “SpinCo 401(k) Plan”), with terms that are substantially similar to those provided by the Company 401(k) Plan immediately prior to the date on which such SpinCo 401(k) Plan become effective, (ii) the active participation of each SpinCo Employee who is a participant in the Company 401(k) Plan shall automatically cease effective upon the date on which the SpinCo 401(k) Plan becomes effective, and (iii) as soon as practicable after the SpinCo 401(k) Plan becomes effective, subject to the consent of the SpinCo 401(k) Plan administrator and reasonable proof of qualification of the Company 401(k) Plan, the Company shall cause the accounts (including any outstanding participant loan balances) in the Company 401(k) Plan attributable to SpinCo Employees and all of the assets in the Company 401(k) Plan related thereto to be transferred in-kind to the SpinCo 401(k) Plan.

(c)The Company shall retain all accounts and all assets and Liabilities relating to the Company 401(k) Plan in respect of each Former SpinCo Service Provider whose employment terminated prior to the 401(k) Plan Transition Date.

3.4Chargeback of Certain Costs. Without duplication of amounts otherwise already covered in this Agreement or the Transition Services Agreement, nothing contained in this Agreement shall limit the Company’s ability to charge back any Liabilities that it incurs in respect of any SpinCo Service Provider under a Company Benefit Plan which is a retirement plan or health or welfare benefit plan to any of its operating companies in the ordinary course of business consistent with its past practices. Subject, and in addition, to the foregoing, the Company shall allocate and charge back to SpinCo or a member of the SpinCo Group (without duplication) its proportionate share of Liabilities (other than those arising from the Company’s or its agent’s gross misconduct or negligence) that the

Company incurs by reason of the continued participation of SpinCo Employees, SpinCo Independent Contractors and Former SpinCo Service Providers in such Company Benefit Plans following the Distribution Time (which Liabilities shall, for the avoidance of doubt, be subject to reimbursement under Section 2.3(c) of this Agreement).

ARTICLE IV

EQUITY INCENTIVE AWARDS

4.1Equity Awards. The Parties shall use commercially reasonable efforts to take all actions necessary or appropriate so that each outstanding Company Equity Award and SpinCo Equity Award held by any individual shall be adjusted as set forth in this Article IV and in accordance with applicable Law, the applicable equity plan and the applicable award agreement. The adjustments set forth below shall be the sole adjustments made with respect to Company Equity Awards in connection with the Distribution. The adjustments set forth below shall be the sole adjustments made with respect to SpinCo Equity Awards in connection with the Merger and are subject to the terms and conditions of the Merger Agreement.

4.2Treatment of Company Options.

(a)Company Options Other than (i) Company Options Held by Former Company Service Providers or (ii) SpinCo Service Providers who are Specified Service Providers. As determined by the Compensation Committee of the Company Board (the “Company Compensation Committee”) pursuant to its authority under the Company Equity Plan, each Company Option outstanding as of immediately prior to the Distribution Time, other than (x) any Company Option held by a Former Company Service Provider and (y) any Company Option held by a Specified Service Provider, shall, immediately prior to the Distribution Time, be converted into both a SpinCo Option and a Company Option and shall otherwise be, subject to Section 4.2(d) below, subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company Option immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time:

(i)Shares Subject to Post-Distribution Company Option. The number of shares of Company Common Stock subject to such Company Option shall be equal to the product obtained by multiplying (I) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Distribution Time by (II) the Company Ratio by (III) the Company Allocation Factor, and rounding such result down to the nearest whole share.

(ii)Shares Subject to Post-Distribution SpinCo Option. The number of shares of SpinCo Common Stock subject to such SpinCo Option shall be equal to the product obtained by multiplying (I) the number of shares of Company Common Stock subject to the Company Option immediately prior to the Distribution Time by (II) the SpinCo Ratio by (III) the SpinCo Allocation Factor, and rounding such result down to the nearest whole share. Each SpinCo Option that is outstanding as of the Effective Time will be further adjusted to reflect the Transactions as set forth in Section 4.2(d) below.

(iii)Exercise Price of Post-Distribution Company Option. The per share exercise price of such Company Option shall be equal to the quotient obtained by dividing (I) the per share exercise price of such Company Option immediately prior to the Distribution Time by (II) the Company Ratio, and rounding such quotient up to the nearest whole cent.

(iv)Exercise Price of Post-Distribution SpinCo Option. The per share exercise price of such SpinCo Option shall be equal to the quotient obtained by dividing (I) the per share exercise price of the Company Option immediately prior to the Distribution Time by (II) the SpinCo Ratio, and rounding such quotient up to the nearest whole cent. Each SpinCo Option that is outstanding as of the Effective Time will be further adjusted to reflect the Transactions as set forth in Section 4.2(d) below.

(b)Company Options Held by (i) Former Company Service Providers and (ii) Specified Service Providers who are Company Service Providers. As determined by the Company Compensation Committee pursuant to its authority under the Company Equity Plan, each Company Option outstanding as of immediately prior to the Distribution Time (x) that is held by a Former Company Service Provider or (y) that is held by a Specified Service Provider who is a Company Service Provider, shall be subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company Option immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time:

(i)Shares Subject to Post-Distribution Company Option. The number of shares of Company Common Stock subject to such Company Option shall be equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Distribution Time by (B) the Company Ratio, and rounding such product down to the nearest whole share.

(ii)Exercise Price of Post-Distribution Company Option. The per share exercise price of such Company Option shall be equal to the quotient obtained by dividing (A) the per share exercise price of such Company Option immediately prior to the Distribution Time by (B) the Company Ratio, and rounding such quotient up to the nearest whole cent.

(c)Company Options Held by Specified Service Providers who are SpinCo Service Providers. As determined by the Company Compensation Committee pursuant to its authority under the Company Equity Plan, each Company Option outstanding as of immediately prior to the Distribution Time that is held by a Specified Service Provider who is an SpinCo Service Provider, shall, immediately prior to the Distribution Time, be converted solely into an SpinCo Option and shall otherwise be, subject to Section 4.2(d) below, subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company Option immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time:

(i)Shares Subject to Post-Distribution SpinCo Option. The number of shares of Company Common Stock subject to such SpinCo Option shall be equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Distribution Time by (B) the SpinCo Ratio, and rounding such product down to the nearest whole share. Each SpinCo Option that is outstanding as of the Effective Time will be further adjusted to reflect the Transactions as set forth in Section 4.2(d) below.

(ii)Exercise Price of Post-Distribution SpinCo Option. The per share exercise price of such Company Option shall be equal to the quotient obtained by dividing (A) the per share exercise price of such Company Option immediately prior to the Distribution Time by (B) the SpinCo Ratio, and rounding such quotient up to the nearest whole cent. Each SpinCo Option that is outstanding as of the Effective Time will be further adjusted to reflect the Transactions as set forth in Section 4.2(d) below.

(d)SpinCo Options Outstanding as of Immediately Prior to the Effective Time. As of the Effective Time, each SpinCo Option that is then outstanding and unexercised shall be converted into the right to receive an option relating to shares of Domesticated Parent Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time (other than terms that have been rendered inoperative by the Transactions), including with respect to vesting and termination-related provisions (each, an “Adjusted Parent Option”), except that (A) such Adjusted Parent Option shall relate to that whole number of shares of Domesticated Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of SpinCo Common Stock subject to such SpinCo Option, multiplied by the Base Exchange Ratio, and (B) the exercise price per share for each such Adjusted Parent Option shall be equal to the exercise price per share of such SpinCo Option in effect immediately prior to the Effective Time, divided by the Base Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent). In addition, at the Effective Time, Parent will issue to each holder of a SpinCo Option a number of Earnout Shares equal to the product of (A) the number of shares of SpinCo Common Stock subject to the SpinCo Option, multiplied by (B) the Earnout Exchange Ratio, which Earnout Shares will be subject to the restrictions set forth in the Merger Agreement.

4.3Treatment of Company RSU Awards.

(a)Company RSU Awards Other than (i) Company RSU Awards Held by Former Company Service Providers and (ii) Company RSU Awards Held by Specified Service Providers. As determined by the Company Compensation Committee pursuant to its authority under the Company Equity Plan, each Company RSU Award outstanding as of immediately prior to the Distribution Time, other than (x) any Company RSU Award held by a Specified Service Provider and (y) any Company RSU Award held by a Former Company Service Provider, shall, immediately prior to the Distribution Time, be converted into both a SpinCo RSU Award and a Company RSU Award and shall otherwise be, subject to Section 4.3(d) below, subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company RSU Award immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time:

(i)Shares Subject to Post-Distribution Company RSU. The number of shares of Company Common Stock subject to such Company RSU Award shall be equal to the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Distribution Time, and

(ii)Shares Subject to Post-Distribution SpinCo RSU. The number of shares of SpinCo Common Stock subject to such SpinCo RSU Award shall be equal to the product obtained by multiplying (A) the number of shares of Company Common

Stock subject to the Company RSU Award immediately prior to the Distribution Time by (B) the Distribution Ratio, and rounding such product down to the nearest whole share. Each SpinCo RSU Award that is outstanding as of the Effective Time will be further adjusted to reflect the Transactions as set forth in Section 4.3(d) below.

(b)Company RSU Awards Held by (i) Former Company Service Providers or Former SpinCo Service Providers and (ii) Specified Service Providers who are Company Service Providers. As determined by the Company Compensation Committee pursuant to its authority under the Company Equity Plan, each Company RSU Award that is outstanding as of immediately prior to the Distribution Time (x) that is held by a Former Company Service Provider or a Former SpinCo Service Provider or (y) that is held by a Specified Service Provider who is a Company Service Provider, shall be subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company RSU Award immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time, the number of shares of Company Common Stock covered by such Company RSU Award held by the participant, as applicable, rounded to the nearest whole share, shall be equal to the product obtained by multiplying (i) the number of shares of Company Common Stock covered by such Company RSU Award immediately prior to the Distribution Time by (ii) the Company Ratio.

(c)Company RSU Awards Held by Specified Service Providers who are SpinCo Service Providers. As determined by the Company Compensation Committee pursuant to its authority under the Company Equity Plan, each Company RSU Award that is outstanding as of immediately prior to the Distribution Time that is held by a Specified Service Provider who is a SpinCo Service Provider shall, immediately prior to the Distribution Time, be converted solely into a SpinCo RSU Award and shall otherwise be, subject to Section 4.3(d) below, subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company RSU Award immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time the number of shares of SpinCo Common Stock subject to such SpinCo RSU Award shall be equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Distribution Time by (y) the SpinCo Ratio, and rounding down to the nearest whole share. Each SpinCo RSU Award that is outstanding as of the Effective Time will be further adjusted to reflect the Transactions as set forth in Section 4.3(d) below.

(d)SpinCo RSU Awards Outstanding as of the Effective Time. As of the Effective Time, each SpinCo RSU Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive restricted stock units relating to shares of Domesticated Parent Common Stock (each, an “Adjusted Parent RSU Award”) with substantially the same terms and conditions as were applicable to such SpinCo RSU Award immediately prior to the Effective Time (other than terms that have been rendered inoperative by the Transactions), including with respect to vesting and termination-related provisions, except that such Adjusted Parent RSU Award shall relate to that whole number of shares of Domesticated Parent Common Stock as is equal to the product of (B) the number of shares of SpinCo Common Stock subject to such SpinCo RSU Awards immediately prior to the Effective Time, multiplied by (B) the Base Exchange Ratio, with any fractional shares rounded down to the nearest whole share. In addition, at the Effective Time, Parent will issue to each holder of a SpinCo RSU Award a number of Earnout Shares equal to the product of (A) the number of shares of SpinCo Common Stock subject to the SpinCo RSU Award, multiplied by (B) the Earnout Exchange Ratio, which Earnout Shares will be subject to the restrictions set forth in the Merger Agreement.

4.4Treatment of Company PSU Awards.

(a)Company PSU Awards (Other than Company 2021 TSR PSU Awards) Not Held by Former Company Service Providers. As determined by the Company Compensation Committee pursuant to its authority under the Company Equity Plan, each Company PSU Award outstanding as of immediately prior to the Distribution Time, other than (x) any Company PSU Award held by a Former Company Service Provider and (y) any Company PSU Award that is a Company 2021 TSR PSU Award, shall, immediately prior to the Distribution Time, be converted into both a SpinCo PSU Award and a Company PSU Award and shall, subject to Sections 4.4(e) and (f) below, otherwise be subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company PSU Award immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time:

(i)Shares Subject to Post-Distribution Company PSU. The number of shares of Company Common Stock subject to such Company PSU Award shall be equal to the number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Distribution Time, and

(ii)Shares Subject to Post-Distribution SpinCo PSU. The number of shares of SpinCo Common Stock subject to such SpinCo PSU Award shall be equal to the product obtained by multiplying (A) the number of shares of Company Common

Stock subject to the Company PSU Award immediately prior to the Distribution Time by (B) the Distribution Ratio, and rounding such product down to the nearest whole share. Each SpinCo PSU Award that is outstanding as of the Effective Time will be further adjusted to reflect the Transactions as set forth in Section 4.4(f) below.

(b)Company 2021 TSR PSU Awards Not Held by Former Company Service Providers. As determined by the Company Compensation Committee pursuant to its authority under the Company Equity Plan, each Company 2021 TSR PSU Award outstanding as of immediately prior to the Distribution Time, other than any 2021 TSR PSU Award that is held by a Former Company Service Provider, shall, immediately prior to the Distribution Time, be converted into both an SpinCo PSU Award and a Company PSU Award and shall, subject to Sections 4.4(e) and (f) below, otherwise be subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company PSU Award immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time:

(i)Shares Subject to Post-Distribution Company PSU. The number of shares of Company Common Stock subject to such Company PSU Award shall be equal to (x) the number of shares of Company Common Stock subject to such Company 2021 TSR PSU Award immediately prior to the Distribution Time, multiplied by (y) such percentage (not to exceed 200%) as is mutually determined by the Company and SpinCo prior to the Distribution Time, and rounding such product down to the nearest whole share, and

(ii)Shares Subject to Post-Distribution SpinCo PSU. The number of shares of SpinCo Common Stock subject to such SpinCo PSU Award shall be equal to the product obtained by multiplying (A) (x) the number of shares of Company Common Stock subject to the Company PSU Award immediately prior to the Distribution Time, multiplied by (y) such percentage (not to exceed 200%) as is mutually determined by the Company and SpinCo prior to the Distribution Time by (B) the Distribution Ratio, and rounding such product down to the nearest whole share;

provided, further, that from and after the Distribution Time, such Company 2021 TSR PSU Award shall no longer vest based on the performance objectives applicable to such Company 2021 TSR PSU Award immediately prior to the Distribution Time and shall instead be amended to vest solely based on continuous employment or service on December 31, 2023. Each SpinCo PSU Award that is outstanding as of the Effective Time will be further adjusted to reflect the Transactions as set forth in Section 4.4(f) below.

(c)Company PSU Awards (Other than Company 2021 TSR PSU Awards) Held by Former Company Service Providers. As determined by the Company Compensation Committee pursuant to its authority under the Company Equity Plan, each Company PSU Award that is not a Company 2021 TSR PSU Award and is held by a Former Company Service Provider outstanding as of immediately prior to the Distribution Time shall be, subject to Sections 4.4(e) and (f) below, subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company PSU Award immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time, the number of shares of Company Common Stock covered by such Company PSU Award held by the participant, as applicable, rounded to the nearest whole share, shall be equal to the product obtained by multiplying (i) the number of shares of Company Common Stock covered by such Company PSU Award immediately prior to the Distribution Time by (ii) the Company Ratio.

(d)Company 2021 TSR PSU Awards Held by Former Company Service Providers. As determined by the Company Compensation Committee pursuant to its authority under the Company Equity Plan, each Company 2021 TSR PSU Award held by a Former Company Service Provider that is outstanding as of immediately prior to the Distribution Time shall be, subject to Sections 4.4(e) and (f) below, subject to the same terms and conditions after the Distribution Time as the terms and conditions applicable to such Company 2021 TSR PSU Award immediately prior to the Distribution Time; provided, however, that from and after the Distribution Time, the number of shares of Company Common Stock covered by such Company 2021 TSR PSU Award held by the participant, as applicable, rounded to the nearest whole share, shall be equal to the product obtained by multiplying (i) the number of shares of Company Common Stock covered by such Company 2021 TSR PSU Award immediately prior to the Distribution Time by (ii) such percentage (not to exceed 200%) as is mutually determined by the Company and SpinCo prior to the Distribution Time by (iii) the Company Ratio; provided, further, that from and after the Distribution Time, such Company 2021 TSR PSU Award shall no longer vest based on the performance objectives applicable to such Company 2021 TSR PSU Award immediately prior to the Distribution Time and shall instead be amended to vest solely based on continuous employment or service on December 31, 2023.

(e)Amendment to Vesting Terms. Prior to the Distribution Time, the Company and SpinCo may mutually agree to amend the vesting terms of any or all outstanding Company PSU Awards.

(f)SpinCo PSU Awards Outstanding as of the Effective Time. As of the Effective Time, each SpinCo PSU Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive (i) performance-vesting restricted stock units relating to shares of Domesticated Parent Common Stock (each, an “Adjusted Parent PSU Award”) with substantially the same terms and conditions as were applicable to such SpinCo PSU Award immediately prior to the Effective Time (other than terms that have been rendered inoperative by the Transactions), including with respect to vesting and termination-related provisions, except that such Adjusted Parent PSU Award shall relate to that whole number of shares of Domesticated Parent Common Stock as is equal to the product of (A) the number of shares of SpinCo Common Stock subject to such SpinCo PSU Awards immediately prior to the Effective Time, multiplied by (B) the Base Exchange Ratio, with any fractional shares rounded down to the nearest whole share. Any performance targets to which an Adjusted Parent PSU Awards are subject will be adjusted to reflect the Transactions contemplated hereby. In addition, at the Effective Time, Parent will issue to each holder of a SpinCo PSU Award a number of Earnout Shares equal to the product of (A) the number of shares of SpinCo Common Stock subject to the SpinCo PSU Award, multiplied by (B) the Earnout Exchange Ratio, which Earnout Shares will be subject to the restrictions set forth in the Merger Agreement.

4.5SpinCo Equity Plans. Effective as of immediately prior to the Distribution Time, SpinCo shall have adopted the SpinCo 2022 Incentive Award Plan (Company Service Provider Awards) and the SpinCo 2022 Incentive Award Plan (SpinCo Service Provider Awards) (the “SpinCo Equity Plans”), which shall permit the grant and issuance of equity incentive awards denominated in SpinCo Common Stock as described in this Article IV. In addition, prior to the Distribution Time, the Company shall approve the SpinCo Equity Plans as the sole stockholder of SpinCo. As of the Effective Time, Parent will assume the SpinCo Equity Plans and all outstanding equity awards thereunder in accordance with the terms of this Article IV.

4.6Parent Equity Plan and Parent ESPP. Prior to the Effective Time, Parent shall approve and adopt, subject to receipt of Parent Shareholder Approval: (i) an incentive equity plan (the “Parent Equity Plan”); and (ii) an employee stock purchase plan (the “Parent ESPP”), in each case, in form and substance reasonably acceptable to the Company and SpinCo in consultation with Parent, and effective as of the Effective Time. The Parent Equity Plan will provide for the grant of awards of Domesticated Parent Common Stock with a total pool of shares equal to (i) 14% of the aggregate number of Fully Diluted SpinCo Shares as of the Effective Time, plus (ii) any shares which, as of the effective date of the Parent Equity Plan, are subject to Adjusted Parent Equity Awards under the SpinCo Equity Plans which, on or following such effective date, become available for issuance under the Parent Equity Plan pursuant to its terms, plus (iii) an annual “evergreen” increase of 5% of the shares of Parent Common Stock outstanding as of the day prior to such increase (the “Parent Equity Plan Share Reserve”). The ESPP will provide for the grant of purchase rights with respect to Domesticated Parent Common Stock with a total pool of shares equal to 1.5% of the aggregate number of Fully Diluted SpinCo Shares as of the Effective Time, plus an annual “evergreen” increase of 1% of the shares of Parent Common Stock outstanding as of the day prior to such increase (the “Parent ESPP Share Reserve”). As soon as reasonably practicable following the expiration of the sixty (60) day period following the date Parent has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Parent shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) with respect to the Domesticated Parent Common Stock issuable under the Parent Equity Plan and the Parent ESPP, and Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Parent Equity Plan and the Parent ESPP remain outstanding.

4.7Vesting; Accelerated Vesting.

(a)The Distribution Time shall not constitute a termination of employment or service for any SpinCo Service Providers for purposes of any Company Equity Award and, except as otherwise provided in this Agreement, with respect to grants adjusted pursuant to this Article IV, continued employment with the SpinCo Group shall be treated as continued employment with the Company Group with respect to Company Equity Awards held by SpinCo Service Providers and continued employment with the Company Group shall be treated as continued employment with the SpinCo Group with respect to SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards) held by Company Service Providers.

(b)Notwithstanding the foregoing, with respect to any unvested SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards) granted to a Company Service Provider in accordance with this Agreement, if the original Company Equity Award (that was partially adjusted into the SpinCo Equity Award (or, following the Effective Time, Adjusted Parent Equity Award)) was subject, as of immediately prior to the Distribution, to accelerated vesting provisions (i) by reference to a termination of employment or service with the Company and/or (ii) in connection with a “Change in Control” (as defined in the applicable award agreement and/or Company Equity Plan) of the Company, then the SpinCo Equity Awards (or, following the

Effective Time, Adjusted Parent Equity Awards) also shall be subject to such same acceleration provisions upon the Company Service Provider’s termination of employment or service with the Company Group and/or in connection with a “Change in Control” (as defined in the applicable award agreement and/or Company Equity Plan) of the Company.

(c)Further notwithstanding the foregoing, with respect to any unvested Company Equity Awards or unvested SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards) granted to an SpinCo Service Provider in accordance with this Agreement, if the original Company Equity Award (including any Company Equity Award that was solely or partially adjusted into the SpinCo Equity Award (or, following the Effective Time, Adjusted Parent Equity Award)), was subject, as of immediately prior to the Distribution, to accelerated vesting provisions (i) by reference to a termination of employment or service with the Company and/or (ii) in connection with a “Change in Control” (as defined in the applicable award agreement and/or Company Equity Plan) of the Company, then the Company Equity Award or SpinCo Equity Award (or, following the Effective Time, Adjusted Parent Equity Award), as applicable, also shall be subject to such same acceleration provisions upon the SpinCo Service Provider’s termination of employment or service with the relevant member of the SpinCo Group and/or in connection with a “Change in Control” (as defined in the applicable award agreement and/or SpinCo Equity Plan) of SpinCo.

(d)In addition, with respect to any unvested SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards) held by a Company Service Provider following the Distribution Time, notwithstanding anything herein or in the applicable award agreement to the contrary, such SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards) will vest in full upon a “Change in Control” (as defined in the applicable award agreement and/or SpinCo Equity Plans) of SpinCo (or, following the Effective Time, Parent). Further, with respect to any unvested Company Equity Awards which are adjusted as of immediately prior to the Distribution Time and continue to be held by a SpinCo Service Provider following the Distribution, in each case, in accordance with this Agreement, notwithstanding anything herein or in the applicable award agreement to the contrary, such Company Equity Awards will vest in full upon a “Change in Control” (as defined in the applicable award agreement and/or Company Equity Plan) of the Company.

(e)Additionally, notwithstanding anything herein or in the applicable award agreement to the contrary, if, following the Distribution Time, the Company Board determines, in its discretion, to accelerate in full the vesting of all Company Equity Awards then held by Company Service Providers and Former Company Service Providers (other than in connection with a “Change in Control” (as defined in the applicable award agreement and/or Company Equity Plan)), the Company Board shall also accelerate in full the vesting of all outstanding Company Equity Awards which are then held by SpinCo Service Providers and Former SpinCo Service Providers. Further notwithstanding anything herein or in the applicable award agreement to the contrary, if, following the Distribution Time, the SpinCo Board or Parent Board determines, in its discretion, to accelerate in full the vesting of all SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards) then held by SpinCo Service Providers and Former SpinCo Service Providers (other than in connection with a “Change in Control” (as defined in the applicable award agreement and/or SpinCo Equity Plans)), the SpinCo Board or Parent Board shall also accelerate in full the vesting of all outstanding SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards) which are then held by Company Service Providers and Former Company Service Providers.

(f)The Parties hereto acknowledge and agree that in no event shall the vesting of any Company Equity Awards or SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards), in any case, accelerate solely by reason of the transactions or events contemplated by the Separation Agreement, this Agreement, the Merger Agreement or any other Transaction Document.

4.8General Terms.

(a)The adjustments contemplated by this Article IV are all intended to comply in all respects with the requirements of Sections 409A and 424 of the Code, in each case, to the extent applicable, and all such provisions shall be interpreted and implemented in accordance with the foregoing.

(b)The Parties shall use their commercially reasonable efforts to maintain effective registration statements with the Securities Exchange Commission with respect to the awards described in this Article IV, to the extent any such registration statement is required by applicable Law. For the avoidance of doubt, Parent shall use commercially reasonable efforts to file an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) with respect to the Domesticated Parent Common Stock issuable under the Adjusted Parent Equity Awards issuable under the SpinCo Equity Plans, and Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

(c)The Parties hereby acknowledge that the provisions of this Article IV are intended to achieve certain tax, legal and accounting objectives and, in the event such objectives are not achieved, the Parties agree to negotiate in good faith regarding such other actions that may be necessary or appropriate to achieve such objectives.

(d)After the Distribution Time, Company Equity Awards adjusted pursuant to this Article IV, regardless of by whom held, shall be settled by the Company pursuant to the terms of the Company Equity Plan, and SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards), regardless of by whom held, shall be settled by SpinCo or Parent (as applicable) pursuant to the terms of the SpinCo Equity Plan. Accordingly, it is intended that, to the extent of the issuance of such SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards) and in connection with the adjustment provisions of this Article IV, the SpinCo Equity Plan shall be considered a successor to the Company Equity Plan and to have assumed the obligations of the Company Equity Plan to make the adjustments of the Company Equity Awards as set forth in this Article IV.

(e)The Parties acknowledge and agree that each of the applicable tax deductions for which they may be eligible for federal income tax purposes with regard to the Company Equity Awards and SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards), in any case, shall be determined in accordance with Revenue Ruling 2002-1.

(f)By approving the form, terms and conditions of, and the entrance by the Parties into, this Agreement, the Company Board, the SpinCo Board and the Parent Board intend to exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, by reason of the application of Rule 16b−3 thereunder, all acquisitions and dispositions of Company Equity Awards, SpinCo Equity Awards and/or Adjusted Parent Equity Awards by directors and executive officers of each of the Parties contemplated herein, and the Company Board, the SpinCo Board and the Parent Board also intend to expressly approve, in respect of any Company Equity Awards, SpinCo Equity Awards and/or Adjusted Parent Equity Awards, the use of any method for the payment of an exercise price and the satisfaction of any applicable tax withholding (specifically including the actual or constructive tendering of shares in payment of an exercise price and the withholding of shares from delivery in satisfaction of applicable tax withholding requirements) to the extent such method is permitted under the Company Equity Plan or SpinCo Equity Plan (as applicable) and the applicable award agreement.

(g)Each of the Parties shall establish an appropriate administration system in order to handle, in an orderly manner that complies with applicable Laws, (i) exercises of Ligand Options and SpinCo Options (or, following the Effective Time, Adjusted Parent Options), (ii) the settlement of other Ligand Equity Awards and SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards), (iii) the vesting of Ligand Equity Awards and SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards) and (iv) the satisfaction of applicable withholding taxes with respect to Ligand Equity Awards and SpinCo Equity Awards (or, following the Effective Time, Adjusted Parent Equity Awards). The Parties shall work together to unify and consolidate all indicative data and payroll and employment information on regular timetables and make certain that each applicable entity’s data and records in respect of such awards are correct and updated on a timely basis. The foregoing shall include employment status and information required for tax withholding/remittance and reporting, compliance with trading windows and compliance with the requirements of the Exchange Act and other applicable Laws.

ARTICLE V

ADDITIONAL MATTERS

5.1Cash Incentive Programs. SpinCo shall assume all Liabilities with respect to all cash incentive compensation, commissions or similar cash payments earned by or payable to SpinCo Employees for the year in which the Distribution Time occurs and thereafter. The Company shall retain all Liabilities with respect to any cash incentive compensation, commissions or similar cash payments earned by or payable to Company Employees for the year in which the Distribution Time occurs and thereafter.

5.2Severance.

(a)Effective as of the Distribution Time, SpinCo shall have adopted a severance plan (the “SpinCo Severance Plan”) for the benefit of eligible SpinCo Employees containing terms substantially similar to those set forth in the Company Severance Plan. Following the Distribution Time, the Company shall be responsible for any and all Liabilities and other obligations with respect to the Company Severance Plan, and SpinCo shall be responsible for any and all Liabilities and other obligations with respect to the SpinCo Severance Plan.

(b)A SpinCo Employee shall not be deemed to have terminated employment for purposes of determining eligibility for severance benefits in connection with or in anticipation of the consummation of the transactions contemplated by the Separation Agreement or Merger Agreement. SpinCo shall be solely responsible for all Liabilities in respect of all costs arising out of payments and benefits relating to the termination or alleged termination of any SpinCo Employee’s employment that occurs on or after the Distribution Time, including as a result of, in connection with or following the consummation of the transactions contemplated by the Separation Agreement or Merger Agreement, including any amounts required to be paid (including any payroll or other taxes), and the costs of providing benefits, under any applicable severance, separation, redundancy, termination or similar plan, program, practice, contract, agreement, law or regulation (such benefits to include any medical or other welfare benefits, outplacement benefits, accrued vacation, and taxes).

5.3Time-Off Benefits. Unless otherwise required under applicable Law (or as would result in duplication of benefits), SpinCo shall (i) credit each SpinCo Employee with the amount of accrued but unused vacation time, paid time-off and other time-off benefits as such SpinCo Employee had with the Company Group as of immediately before the date on which the employment of the SpinCo Employee transfers to SpinCo and (ii) permit each such SpinCo Employee to use such accrued but unused vacation time, paid time off and other time-off benefits in the same manner and upon the same terms and conditions as the SpinCo Employee would have been so permitted under the terms and conditions of the applicable Company policies in effect for the year in which such transfer of employment occurs, up to and including full exhaustion of such transferred unused vacation time, paid-time off and other time-off benefits (if such full exhaustion would be permitted under the applicable Company policies in effect for that year in which the transfer of employment occurs).

5.4Workers’ Compensation Liabilities. Effective no later than the Distribution Time, SpinCo shall assume all Liabilities for SpinCo Employees, SpinCo Independent Contractors and Former SpinCo Service Providers related to any and all workers’ compensation injuries, incidents, conditions, claims or coverage, whenever incurred (including claims incurred prior to the Distribution Time but not reported until after the Distribution Time), and SpinCo shall be fully responsible for the administration, management and payment of all such claims and satisfaction of all such Liabilities. Notwithstanding the foregoing, if SpinCo is unable to assume any such Liability or the administration, management or payment of any such claim solely because of the operation of applicable Law, the Company shall retain such Liabilities and SpinCo shall reimburse and otherwise fully indemnify the Company for all such Liabilities, including the costs of administering the plans, programs or arrangements under which any such Liabilities have accrued or otherwise arisen.

5.5COBRA Compliance.The Company shall retain responsibility for compliance with the health care continuation requirements of COBRA with respect to SpinCo Employees or Former SpinCo Service Providers who, as of the Plan Transition Date, were covered under a Company Benefit Plan or who had incurred a COBRA qualifying event and were eligible to elect COBRA under a Company Benefit Plan. SpinCo shall be responsible for administering compliance with the health care continuation requirements of COBRA, and the corresponding provisions of the SpinCo Benefit Plans with respect to SpinCo Employees and their covered dependents who incur a COBRA qualifying event or loss of coverage at any time after the Plan Transition Date.

5.6Code Section 409A. Notwithstanding anything in this Agreement to the contrary, the Parties shall negotiate in good faith regarding the need for any treatment different from that otherwise provided herein with respect to the payment of compensation to ensure that the treatment of such compensation does not cause the imposition of a Tax under Section 409A of the Code. In no event, however, shall any Party be liable to another in respect of any Taxes imposed under, or any other costs or Liabilities relating to, Section 409A of the Code.

5.7Payroll Taxes and Reporting. The Parties shall, to the extent practicable, (i) treat SpinCo or a member of the SpinCo Group as a “successor employer” and the Company (or the appropriate member of the Company Group) as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, with respect to SpinCo Employees for purposes of Taxes imposed under the United States Federal Unemployment Tax Act or the United States Federal Insurance Contributions Act, and (ii) cooperate with each other to avoid, to the extent reasonably practicable, the filing of more than one IRS Form W-2 with respect to each SpinCo Employee for the calendar year in which the Distribution Time occurs.

5.8Regulatory Filings. Subject to applicable Law and the Tax Matters Agreement, the Company shall retain responsibility for all employee-related regulatory filings for reporting periods ending at or prior to the Distribution Time, except for Equal Employment Opportunity Commission EEO-1 reports and affirmative action program (AAP) reports and responses to Office of Federal Contract

Compliance Programs (OFCCP) submissions, for which the Company shall provide data and information (to the extent permitted by applicable Laws) to SpinCo, which shall be responsible for making such filings in respect of SpinCo Employees.

5.9Certain Requirements. Notwithstanding anything in this Agreement to the contrary, if applicable Law requires that any assets or Liabilities be retained by the Company Group or transferred to or assumed by the SpinCo Group in a manner that is different from that set forth in this Agreement, such retention, transfer or assumption shall be made in accordance with the terms of such applicable Law and shall not be made as otherwise set forth in this Agreement and the Parties shall reasonably cooperate to adjust for any related economic consequences.

ARTICLE VI

OBLIGATIONS OF PARENT AND MERGER SUB

6.1Obligations of Parent. Following the Merger Effective Time, Parent agrees to cause, and to take all actions to enable, SpinCo and the members of the SpinCo Group to adhere to each provision of this Agreement which requires an act on the part of SpinCo or any member of the SpinCo Group or any of its or their Affiliates, and to cause or enable SpinCo and the SpinCo Group to comply with their obligations to provide or establish compensation or benefits to SpinCo Service Providers in accordance with this Agreement pursuant to a Benefit Plan sponsored or maintained by Parent or any of its Subsidiaries.

ARTICLE VII

GENERAL AND ADMINISTRATIVE

7.1Employer Rights. Nothing in this Agreement shall be deemed to be an amendment to any Company Benefit Plan or SpinCo Benefit Plan or to prohibit any member of the Company Group or SpinCo Group, as the case may be, from amending, modifying or terminating any Company Benefit Plan or SpinCo Benefit Plan at any time within its sole discretion.

7.2Effect on Employment. Nothing in this Agreement is intended to or shall confer upon any employee or former employee of the Company, SpinCo or any of their respective Affiliates any right to continued employment, or any recall or similar rights to any such individual on layoff or any type of approved leave.

7.3Consent of Third Parties. If any provision of this Agreement is dependent on the consent of any third party and such consent is withheld, the Parties shall use their reasonable efforts to implement the applicable provisions of this Agreement to the fullest extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, the Parties hereto shall negotiate in good faith to implement the provision (as applicable) in a mutually satisfactory manner.

7.4Access to Employees. On and after the Distribution Time, the Parties shall, or shall cause each of their respective Affiliates to, make available to each other those of their employees who may reasonably be needed in order to defend or prosecute any legal or administrative action (other than a legal action among the Parties) to which any employee or director of the Company Group or the SpinCo Group or any Company Benefit Plan or SpinCo Benefit Plan is a party and which relates to a Company Benefit Plan or SpinCo Benefit Plan. The Party to whom an employee is made available in accordance with this Section 7.4 shall pay or reimburse the other Parties for all reasonable expenses which may be incurred by such employee in connection therewith, including all reasonable travel, lodging, and meal expenses, but excluding any amount for such employee’s time spent in connection herewith.

7.5Beneficiary Designation/Release of Information/Right to Reimbursement. To the extent permitted by applicable Law and except as otherwise provided for in this Agreement, all beneficiary designations, authorizations for the release of information and rights to reimbursement made by or relating to SpinCo Employees under Company Benefit Plan shall be transferred to and be in full force and effect under the corresponding SpinCo Benefit Plan until such beneficiary designations, authorizations or rights are replaced or revoked by, or no longer apply, to the relevant SpinCo Employee.

7.6No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and, except to the extent otherwise expressly provided herein, nothing in this Agreement, express or implied, is intended to confer any rights, benefits, remedies, obligations or Liabilities under this Agreement upon any Person, including any SpinCo Employee or other current or former employee, officer, director or contractor of the Company Group or SpinCo Group, other than the Parties and their respective successors and assigns.

7.7Employee Benefits Administration. At all times following the date hereof, the Parties will cooperate in good faith as necessary to facilitate the administration of employee benefits and the resolution of related employee benefit claims with respect to

SpinCo Employees, Former SpinCo Service Providers and employees and other service providers of the Company, as applicable, including with respect to the provision of employee level information necessary for the other Parties to manage, administer, finance and file required reports with respect to such administration.

7.8Audit Rights With Respect to Information Provided.

(a)Each Party, and their duly authorized representatives, shall have the right to conduct reasonable audits with respect to all information required to be provided to it by the other Parties under this Agreement. The Party conducting the audit (the “Auditing Party”) may adopt reasonable procedures and guidelines for conducting audits and the selection of audit representatives under this Section 7.8. The Auditing Party shall have the right to make copies of any records at its expense, subject to any restrictions imposed by applicable laws and to any confidentiality provisions set forth in the Separation Agreement, which are incorporated by reference herein. The Party being audited shall provide the Auditing Party’s representatives with reasonable access during normal business hours to its operations, computer systems and paper and electronic files, and provide workspace to its representatives. After any audit is completed, the Party being audited shall have the right to review a draft of the audit findings and to comment on those findings in writing within thirty business days after receiving such draft.

(b)The Auditing Party’s audit rights under this Section 7.8 shall include the right to audit, or participate in an audit facilitated by the Party being audited, of any Subsidiaries and Affiliates of the Party being audited and to require the other Parties to request any benefit providers and third parties with whom the Party being audited has a relationship, or agents of such Party, to agree to such an audit to the extent any such Persons are affected by or addressed in this Agreement (collectively, the “Non-parties”). The Party being audited shall, upon written request from the Auditing Party, provide an individual (at the Auditing Party’s expense) to supervise any audit of a Non-party. The Auditing Party shall be responsible for supplying, at the Auditing Party’s expense, additional personnel sufficient to complete the audit in a reasonably timely manner. The responsibility of the Party being audited shall be limited to providing, at the Auditing Party’s expense, a single individual at each audited site for purposes of facilitating the audit.

7.9Cooperation. Each of the Parties hereto will use its commercially reasonable efforts to share information and promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1Entire Agreement. This Agreement, the Separation Agreement, the Merger Agreement, and the other Transaction Documents, including the Exhibits and Schedules thereto, shall constitute the entire agreement among the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter.

8.2Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

8.3Survival of Agreements. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Distribution Time and Merger Effective Time and remain in full force and effect in accordance with their applicable terms.

8.4Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

To the Company:

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, California 92121

Attn: Chief Financial Officer

Email: tespinoza@ligand.com

with a copy (which shall not constitute notice) to:

Latham & Watkins, LLP

12670 High Bluff Dr.

San Diego, California 92130

Attention:     Matthew Bush

Scott Shean

Email:           matt.bush@lw.com

scott.shean@lw.com

To SpinCo:

OmniAb, Inc.

5980 Horton Street, Suite 405

Emeryville, California 94608

Attention: Chief Legal Officer

Email: cberkman@omniab.com

with a copy (which shall not constitute notice) to:

Latham & Watkins, LLP

12670 High Bluff Dr.

San Diego, California 92130

Attn:              Matthew Bush

Scott Shean

Email:            matt.bush@lw.com

scott.shean@lw.com

To Parent or Merger Sub:

Avista Public Acquisition Corp. II

65 East 55th Street, 18th Floor

New York, New York 10022

Attn: General Counsel

Email: Silbert@avistacap.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153

Attention:      Jaclyn L. Cohen, Esq.

Raymond O. Gietz, Esq.

Email:            jackie.cohen@weil.com

 Raymond.gietz@weil.com

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

8.5Consents. Any consent required or permitted to be given by any Party to the other Parties under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its Group).

8.6Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any Party hereto without the prior written consent of the other Parties, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void. Notwithstanding the foregoing, and subject to any restrictions on assignment by SpinCo pursuant to Article IV of the Tax Matters Agreement, this Agreement shall be assignable to (i) with respect to the Company, an Affiliate of the Company, and with respect to SpinCo, and Affiliate of SpinCo, or (ii) a bona fide third party in connection with a merger, reorganization, consolidation or the sale of all or substantially all the assets of a party hereto so long as the resulting, surviving or transferee entity assumes all the obligations of the relevant party hereto by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other Parties to this Agreement; provided however that in the case of each of the preceding clauses (i) and (ii), no assignment permitted by this Section 8.6 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

8.7Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted assigns.

8.8Termination and Amendment. This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner (but not necessarily by the same Persons) as this Agreement, and which makes reference to this Agreement. This Agreement shall terminate automatically without any further action of the Parties upon a termination of the Merger Agreement, and no Party will have any further obligations to the other Parties hereunder.

8.9Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party at and after the Distribution Time, to the extent such Subsidiary remains a Subsidiary of the applicable Party.

8.10Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

8.11Governing Law. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Chosen Courts. By executing and delivering this Agreement, each of the Parties irrevocably: (a) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement; (b) waives any objections which such party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 8.11 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (c) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (d) agrees that it will not bring any Action contemplated by this Section 8.11 in any court other than the Chosen Courts; (e) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 8.4 or in any other manner permitted by Law; and (f) agrees that service as provided in the preceding clause (e) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

8.12WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO) OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 8.12.

NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 8.12 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

8.13Severability. If any provision of this Agreement, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

8.14Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

8.15No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

8.16No Waiver. No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

8.17No Admission of Liability. The allocation of Assets and Liabilities herein is solely for the purpose of allocating such Assets and Liabilities among the Parties and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any third party, including with respect to the Liabilities of any non-wholly owned subsidiary of any Party.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ Matthew Korenberg
	Name:	Matthew Korenberg
	Title:	Executive Vice President, Finance and Chief Financial Officer

OMNIAB, INC.

By:	/s/ Matthew W. Foehr
	Name:	Matthew W. Foehr
	Title:	President and Chief Executive Officer

AVISTA PUBLIC ACQUISITION CORP. II

By:	/s/ Benjamin Silbert
	Name:	Benjamin Silbert
	Title:	General Counsel

ORWELL MERGER SUB INC.

By:	/s/ David Burgstahler
	Name:	David Burgstahler
	Title:	President

[Signature Page to Employee Matters Agreement]

Annex L

OMNIAB, INC. 2022 INCENTIVE AWARD PLAN

[To be filed by amendment]

L-1

Annex M

OMNIAB, INC. 2022 EMPLOYEE STOCK PURCHASE PLAN

[To be filed by amendment]

M-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Cayman Islands Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Cayman Constitutional Documents provided for indemnification of APAC’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

APAC has entered into agreements with APAC’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Cayman Constitutional Documents. APAC has purchased a policy of directors’ and officers’ liability insurance that insures officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against APAC’s obligations to indemnify APAC’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, APAC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.
Exhibit Number	Description

2.1+

Agreement and Plan of Merger, dated March 23, 2022, by and among Avista Public Acquisition Corp. II, Orwell Merger Sub Inc., Ligand Pharmaceuticals Incorporated and OmniAb, Inc. (included as Annex A to the proxy statement/prospectus/information statement).

2.2+

Separation and Distribution Agreement, dated March 23, 2022, by and among Avista Public Acquisition Corp. II, Ligand Pharmaceuticals Incorporated and OmniAb, Inc. (included as Annex B to the proxy statement/prospectus/information statement).

2.3*	Plan of Domestication, dated [•], 2022.

3.1

Amended and Restated Memorandum and Articles of Association of Avista Public Acquisition Corp. II (incorporated by reference to Exhibit 3.1 to Avista Public Acquisition Corp. II’s Current Report on Form 8-K filed with the SEC on August 12, 2021).

3.2	Form of Certificate of Incorporation of OmniAb, Inc., to become effective upon Domestication (included as Annex H to the proxy statement/prospectus/information statement).

3.3	Form of Bylaws of OmniAb, Inc., to become effective upon Domestication (included as Annex I to the proxy statement/prospectus/information statement).

4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to Avista Public Acquisition Corp. II’s Form S-1/A filed with the SEC on July 28, 2021).

4.2	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to Avista Public Acquisition Corp. II’s Form S-1/A filed with the SEC on July 28, 2021).

4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Avista Public Acquisition Corp. II’s Form S-1/A filed with the SEC on July 28, 2021).

Exhibit Number	Description

4.4

Warrant Agreement, dated August 9, 2021, between Avista Public Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Avista Public Acquisition Corp. II’s Form 8-K filed with the SEC on August 12, 2021).

4.5*	Specimen Common Stock Certificate of OmniAb, Inc.

4.6*	Form of Certificate of Corporate Domestication of OmniAb, Inc., to be filed with the Secretary of the State of Delaware.

5.1*	Opinion of Weil Gotshal & Manges LLP.

8.1*	Tax Opinion of Weil Gotshal & Manges LLP.

10.1

Investment Management Trust Agreement, dated August 9, 2021, between Avista Public Acquisition Corp. II and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to Avista Public Acquisition Corp. II’s Current Report on Form 8-K filed with the SEC on August 12, 2021).

10.2

Registration and Shareholders Rights Agreement, dated August 9, 2021, among Avista Public Acquisition Corp. II, the Sponsor and certain other security holders named therein (incorporated by reference to Exhibit 10.2 to Avista Public Acquisition Corp. II’s Current Report on Form 8-K filed with the SEC on August 12, 2021).

10.3

Private Placement Warrants Purchase Agreement, dated August 9, 2021, between Avista Public Acquisition Corp. II and Avista Acquisition LP II (incorporated by reference to Exhibit 10.3 to Avista Public Acquisition Corp. II's Current Report on Form 8-K filed with the SEC on August 12, 2021).

10.4

Administrative Services Agreement, dated August 9, 2021, between Avista Public Acquisition Corp. II and Avista Acquisition LP II (incorporated by reference to Exhibit 10.4 to Avista Public Acquisition Corp. II's Current Report on Form 8-K filed with the SEC on August 12, 2021).

10.5#

Form of Letter Agreements, dated August 9, 2021, by and among Avista Public Acquisition Corp. II, each of Avista Public Acquisition Corp. II's officers and directors and Avista Acquisition LP II (incorporated by reference to Exhibit 10.5 to Avista Public Acquisition Corp. II's Current Report on Form 8-K filed with the SEC on August 12, 2021).

10.6

Form of Indemnity Agreements, dated August 9, 2021, between Avista Public Acquisition Corp. II, each of its officers and directors and Avista Acquisition LP II (incorporated by reference to Exhibit 10.6 to Avista Public Acquisition Corp. II's Current Report on Form 8-K filed with the SEC on August 12, 2021).

10.7

Forward Purchase Agreement, dated August 9, 2021, between Avista Public Acquisition Corp. II and Avista Acquisition LP II (incorporated by reference to Exhibit 10.7 to Avista Public Acquisition Corp. II's Current Report on Form 8-K filed with the SEC on August 12, 2021).

10.8

Securities Subscription Agreement, dated February 12, 2021, between Avista Public Acquisition Corp. II and the Sponsor (incorporated by reference to Exhibit 10.7 to Avista Public Acquisition Corp. II's Form S-1/A filed with the SEC on July 28, 2021).

10.9

Promissory Note, dated February 12, 2021, between Avista Public Acquisition Corp. II and Avista Acquisition LP II (incorporated by reference to Exhibit 10.5 to Avista Public Acquisition Corp. II's Form S-1/A filed with the SEC on July 28, 2021).

10.10

Promissory Note, dated March 14, 2022, issued by Avista Public Acquisition Corp. II to the Sponsor (incorporated by reference to Exhibit 10.1 of Avista Public Acquisition Corp. II's Current Report on Form 8-K filed with the SEC on March 14, 2022).

Exhibit Number	Description

10.11

Sponsor Insider Agreement, dated March 23, 2022, by and among OmniAb, Inc., Avista Public Acquisition Corp. II, Avista Acquisition LP II and the other parties signatory thereto (included as Annex C to the proxy statement/prospectus/information statement).

10.12

Amended and Restated Forward Purchase Agreement, dated March 23, 2022, by and among Avista Public Acquisition Corp. II, Avista Acquisition LP II and OmniAb, Inc. (included as Annex D to the proxy statement/prospectus/information statement).

10.13+

Employee Matters Agreement, dated March 23, 2022, by and among Avista Public Acquisition Corp. II, Orwell Merger Sub Inc., Ligand Pharmaceuticals Incorporated and OmniAb, Inc. (included as Annex K to the proxy statement/prospectus/information statement).

10.14+	Form of Tax Matters Agreement, by and between Ligand Pharmaceuticals Incorporated and OmniAb, Inc. (included as Annex E to the proxy statement/prospectus/information statement).

10.15+

Form of Transition Services Agreement, by and between Ligand Pharmaceuticals Incorporated and OmniAb, Inc., with respect to services provided by Ligand Pharmaceuticals Incorporated to OmniAb, Inc. (included as Annex F-1 to the proxy statement/prospectus/information statement).

10.16+

Form of Transition Services Agreement, by and between Ligand Pharmaceuticals Incorporated and OmniAb, Inc., with respect to services provided by OmniAb, Inc. to Ligand Pharmaceuticals Incorporated (included as Annex F-2 to the proxy statement/prospectus/information statement).

10.17

Form of Amended and Restated Registration and Shareholders Rights Agreement, by and among Avista Public Acquisition Corp. II, Avista Acquisition LP II and the other parties to be set forth on the signature pages thereto (included as Annex G to the proxy statement/prospectus/information statement).

10.18#*	Form of OmniAb, Inc. 2022 Incentive Award Plan (included as Annex L to the proxy statement/prospectus/information statement).

10.19#*	Form of OmniAb, Inc. 2022 Employee Stock Purchase Plan (included as Annex M to the proxy statement/prospectus/information statement).

10.20#*	Form of OmniAb, Inc. Non-Employee Director Compensation Program.

10.21#*	Form of OmniAb, Inc. Change in Control Severance Agreement for Executive Officers.

10.22#*	Form of OmniAb, Inc. Severance Plan.

10.23	Form of OmniAb, Inc. Indemnification Agreement for Directors and Officers.

10.24+	Lab Lease Between Emery Station Office II, LLC and Crystal Bioscience, Inc., dated February 16, 2009, as amended.

10.25†	Antibody License Agreement between CNA Development LLC and OmniAb, Inc., dated December 20, 2012.

10.26†	Research, Development and Commercialization Agreement between Cystic Fibrosis Foundation and Icagen, LLC, dated May 1, 2018, as amended.

10.27†	Amended and Restated License Agreement between F. Hoffmann-La Roche Ltd, Hoffmann-La Roche lnc. and Icagen, LLC, dated May 29, 2020, as amended.

21.1	List of subsidiaries of OmniAb, Inc.

Exhibit Number	Description

23.1	Consent of Marcum LLP.

23.2	Consent of Ernst & Young LLP.

23.3*	Consent of Weil Gotshal & Manges LLP (included as part of Exhibit 5.1).

24.1	Power of Attorney (included on signature page to the initial filing of the Registration Statement).

99.1	Form of Proxy Card for Avista Public Acquisition Corp. II’s extraordinary general meeting.

99.2	Consent of John L. Higgins to be named as a director.

99.3	Consent of Sarah Boyce to be named as a director.

99.4	Consent of Jennifer Cochran to be named as a director.

99.5	Consent of Sunil Patel to be named as a director.

99.6	Consent of Carolyn Bertozzi to be named as a director.

99.7	Consent of Matthew W. Foehr to be named as a director.

99.8*	Consent of [•] to be named as a director.

101	Interactive Data File

107	Filing Fee Table
*	To be filed by amendment.
+

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Avista Public Acquisition Corp. II agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

#	Indicates management contract or compensatory plan.
†	Portions of this exhibit have been omitted for confidentiality purposes.

Item 22. Undertakings.

1.	Avista Public Acquisition Corp. II hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of Avista Public Acquisition Corp. II under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Avista Public Acquisition Corp. II pursuant to the foregoing provisions, or otherwise, Avista Public Acquisition Corp. II has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Avista Public Acquisition Corp. II of expenses incurred or paid by a director, officer or controlling person of Avista Public Acquisition Corp. II in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Avista Public Acquisition Corp. II will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
3.The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
4.The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to

Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
5.Avista Public Acquisition Corp. II hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.
6.Avista Public Acquisition Corp. II hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Avista Public Acquisition Corp. II has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York County, New York on the 27th day of April, 2022.

AVISTA PUBLIC ACQUISITION CORP. II

By:	/s/ John Cafasso		By:	/s/ David Burgstahler
	Name:	John Cafasso		Name:	David Burgstahler
	Title:	Chief Financial Officer		Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Benjamin Silbert and John Cafasso, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ David Burgstahler	President and Chief Executive Officer, Director (Principal Executive Officer)	April 27, 2022
David Burgstahler

/s/ John Cafasso	Chief Financial Officer	April 27, 2022
John Cafasso	(Principal Financial and Accounting Officer)

/s/ Thompson Dean	Executive Chairman	April 27, 2022
Thompson Dean

/s/ William E. Klitgaard	Director	April 27, 2022
William E. Klitgaard

/s/ Lâle White	Director	April 27, 2022
Lâle White

/s/ Wendel Barr	Director	April 27, 2022
Wendel Barr